ALEXANDER D HINZ AUSTIN J HINZ STEVEN L HINZMAN THOMAS WILSON HIOTT III MITCHELL HIPWELL MATHEW G HIRE TOMOYUKI HIROSE JAYSON HIRSCHI DYLAN JOHN HIRSCHKORN JENNA HIRSCHL MATTHEW E HIRSCHL JOSEPH M HIRT JOEL SCOTT HISKES HUNTER CHARLES HISSOM
HEATHER LEE HITCH LANDON N HITCHEL WILLIAM LOUIS HITCHMAN JACK D HITE JR KENDRICK M HITE SHANE OKELLEY HITT STEVEN L HITZ MARCUS HIX JACOB I HIXSON JACOB CHRISTIAN HJORTH HARLEE JAY HLEDIK KEN HO MARC ADAM HOAGLUND AMILY HOANG KHAI VAN HOANG
LAN T HOANG VINCENT HOANG CHARLES JASON HOBBS DEBORA HOBBS JAMES ISAAC HOBBS STEVEN HOBBS JASON E HOBER KATHERINE ELIZABETH HOCH MADELINE LOUISE HOCH TRAVIS JAMES HOCHSTEIN ALEXANDRIA PAIGE HOCK DANIEL HOCK BRETT WESLEY HOCKETT
CHAD ALLEN HOCKETT JEFFREY R HOCKEY JOSEPH A HOCKEY LONNIE T HOCKSTRA NUMAAN HODEKAR ANTHONY D HODGE COURTNEY LEWIS HODGE GREYSON HODGE JAMES M HODGE JUSTIN THOMAS HODGE SHELBY JOE AUSTIN HODGE COLIN RANDALL HODGES DAVID C HODGES
DENNIS C HODGES JEFFREY PALMER HODGES JEREMEY MICHAEL HODGES KAELA EILEEN-SINGLETON HODGES ROBERT WILLIAM HODGES RUSSELL LEE HODGES TIMOTHY S HODGES WILLIAM C HODGES WILLIAM N HODGES ANITA HODGIN SKY A HODGKIN CHLOE LIANN HODGSON
JAMES CHRISTOPHER HODGSON JENS R HODGSON MARYANN S HODGSON CHAD T HODNETT DAVID D HODORY NATHANIEL ANDREW HODSKINS EVAN HOEKSTRA LYNN M HOEKSTRA BRADLEY EDWARD HOELSCHER COLLIN M HOEPPNER VIVIAN T HOERTH SEAN GREGORY HOEVENER SCOTT A HOF
LEVI A HOFELDT ADAM J HOFF ANDREW J HOFF DANIEL J HOFF JR MICHAEL P HOFF ROBERT JESSE HOFF CASEY HOFFEDITZ ABBY MARIE HOFFELDER CAMEO DAWN HOFFELDER CHRISTOPHER JOHN HOFFELDER STEPHEN KENNETH HOFFER RYAN G HOFFIE AUSTIN SCOTT HOFFMAN BILL S HOFFMAN
BRANDON E HOFFMAN DOUGLAS A HOFFMAN E ALEX HOFFMAN HAYDEN CLAIR HOFFMAN JAMES M HOFFMAN JEFF A HOFFMAN JIMMY R HOFFMAN JOHN MATTHEW HOFFMAN KURT HOFFMAN LATRICE A HOFFMAN LUKE JAMES HOFFMAN MARK W HOFFMAN STEVEN G HOFFMAN
TODD H HOFFMAN BRANDON M HOFFMANN ERIC CHARLES HOFFMANN TIMOTHY MICHAEL HOFFMANN JOSHUA FREDRICK HOFMANN JORDAN M HOFMEISTER DYLAN JAMES HOGAN EMILY KAY HOGAN JOSHUA A HOGAN KAMERON LEE HOGAN KEATON ALLEN HOGAN KRISTI O HOGAN
ROBERT J HOGAN SAMANTHA J HOGAN SOPHIA GRACE HOGAN THOMAS P HOGAN JORDAN A HOGEBOOM MATTHEW HOGEL DONALD COLE HOGGARD MAX T HOGGARD II NICHOLAS HOGGARD TRAVIS BRENT HOGGARD MICHAEL W HOGLE SHARON HOGUE JAMIE A HOHENBERGER
AMANDA J HOHENSTEIN TREVOR JAY HOHENSTEIN AMY HOHL MARK STEVEN HOHLEN WILLIAM WARREN HOHMEIER JR BRAYDEN CHRISTOPHER HOHN HANS C HOHN GREGORY ALLEN HOKE PHILLIP GREGORY SILVERNAIL HOKE CHRISTEL SANDRA HOKENSON JURELL L HOLBROOK
BENJAMIN ALEX HOLCOMBE CHARLES A HOLCOMBE TRACEY LYN HOLCOMBE CALEB L HOLDAWAY COURTNEY HOLDEN DALTON J HOLDEN JEFF HOLDER JOSHUA RANDALL HOLDER CODY GAIL HOLDITCH JUSTIN HOLDSWORTH MITCHELL PATRICK HOLGATE DOMINGO HOLGUIN JOSE LUIS HOLGUIN
ALEXANDER DANIEL HOLIFIELD CLARENCE RONALD HOLIFIELD SHAUN ROBERT HOLKE THOMAS M HOLKESVIG ABBY DORA HOLLADAY DOUGLAS R HOLLADAY ADDIE BETH HOLLAND BHTOSCHI WAYNE HOLLAND JR BRYCE ALLEN HOLLAND CHRISTY A HOLLAND EDWARD DOMINICK HOLLAND
GRAHAM MICHAEL HOLLAND JAMAIRON ALIJAH HOLLAND JERMAINE HOLLAND KALEB JAY HOLLAND LOREN JAY HOLLAND MICHAEL JARROD HOLLAND NATHAN M HOLLAND THOMAS WILLIAM HOLLAND JOHN J HOLLATZ JASON VANN HOLLAWAY ROBERT HOLLEMAN JR HALEY CHRISTINE HOLLEN
HEATH ALLEN HOLLEN JESSICA HOLLENBECK CHARLES HAROLD HOLLEY JR CRESSIE JEMAL HOLLEY DEREK STEVEN HOLLEY DORSEY HOLLEY WILLIAM ISAAC HOLLEY KYLE AUSTIN HOLLIDAY NICHOLAS R HOLLIDAY KENNETH HOLLIE MICHAEL E HOLLIFIELD JAYLYNE TREZELLE HOLLIMAN
JEFFREY L HOLLIMAN CORY L HOLLINGER KRISTEN B HOLLINGSEAD JOSEPH CAMERON HOLLINGSHEAD ANTHONY HEATH HOLLINGSWORTH BETSY COLLEEN HOLLINGSWORTH COLTON HOLLINGSWORTH JAKE ALLAN HOLLINGSWORTH JORDAN COLE HOLLINGSWORTH LUKE A HOLLINGSWORTH
MICHAEL HOLLINGSWORTH SHAWN LAMONT HOLLINGSWORTH SR TRISTON WADE HOLLINGSWORTH CADEN REID HOLLIS CHRISTOPHER A HOLLIS JARRETT AUSTIN HOLLIS JASON RUSSELL HOLLIS JOHNNY WAYNE HOLLIS KORY RAY HOLLIS PAUL W HOLLIS BRIAN L HOLLISTER
CAMDEN JAMES HOLLOWAY JOSEPH S HOLLOWAY JOSHUA ADAM HOLLOWAY KEVIN HOLLOWAY ROCKY GEORGE HOLLOWAY TOYA Y HOLLOWAY VIVIAN L HOLLOWAY JOHN WAYNE HOLLOWELL JOSHUA SCOTT HOLLOWELL MEGAN LAUREN-ANN HOLLOWELL SANDY HOLLOWELL
CADEN MARK HOLLYWOOD JAMES BRUCE HOLLYWOOD MATTHEW D HOLLYWOOD CASEY J HOLM COURTLEY A HOLMAN DAVID GRAHAM HOLMAN DRAYTON SHEA HOLMAN JAY HOLMAN BRADLEY D HOLMES CARRIE MAE HOLMES CORY NICHOLUS HOLMES DANIEL J HOLMES EDWARD LEE HOLMES JR
GARY D HOLMES JASON E HOLMES JOSHUA RAKEEM HOLMES KELLY MARIE HOLMES MICHAEL E HOLMES MIKKI DEANN HOLMES NATHAN R HOLMES ROGER D HOLMES RYDER ALAN HOLMES SEAN MICHAEL HOLMES STEVEN WAYNE HOLMES JR TRISTEN MICHEAL HOLMES WARREN HOLMES
ROBERT J HOLMWOOD NICHOLAS HOLNESS CHRISTOPHER MICHAEL HOLOMAN OLIVIA HOLOWINSKI ANTHONY R HOLSTEIN MICHELE HOLSTROM ANDREW LESLIE HOLT CARL AVRIN TYRIQ HOLT IV CHRISTOPHER A HOLT CHRISTOPHER T HOLT COLIN HUNTER HOLT DARRIUS CORNELIUS HOLT
DAVID L HOLT DAVID MICAH HOLT DENNIS J ALLEN HOLT JOSHUA E HOLT JOSHUA MICHAEL HOLT MATTHEW GLENN HOLT MATTHEW S HOLT RYAN CONNOLLY HOLT STEPHANIE CHERISH HOLT TANNER L HOLT RANDALL E HOLTKE MARK A HOLTMAN DERRICK RYAN HOLTON DEVONTA JUANRON HOLTON
JASON R HOLTON TERRY D HOLTON ALEC JORDAN HOLTREY CHARLES E HOLTSCLAW JORDAN HOLTSCLAW TED KENT HOLTZ MICHAEL M HOLTZBACH CHRISTOPHER C HOLY CHRISTOPHER LANE HOLYFIELD JORDAN HOLZSCHUHER CHAD S HON LARRY HONAKER SCOTT E HONAKER BRYAN J HONCIK
BETTINA MARGUERITE HONEYCUTT SONG-JUN HONG MATTHEW WILLIAM HONGELL CRYSTALYN MICHELLE HONKONEN SCOTT D HONKONEN BRIEN HONN MATTHEW JAMES HONNOLL DANA J HONOR ROBERT LEE HONS VICTOR HONS WILLIAM H HONS III DARRIEN HOOD JOSHUA HOOD
JOYCELYN NICHOLE HOOD MARK ANTHONY HOOD JR MATTHEW HOOD RYAN C HOOD RYAN PATRICK HOOD SETH DOUGLAS HOOD STEVEN LEE HOOD TIMOTHY W HOOD BRYON HART HOOK MICHAEL HOOK DELBERT HEATH HOOKER JONATHAN PAUL HOOKER GWENDOLYN A F HOOKS
ISAIAH D HOOKS MICHAEL ROBERT HOOLIHAN BLAKE M HOOPER DYLAN CHRISTOPHER HOOPER KADEN EDWARD HOOPER KELVIN HOOSANIE ALEXANDRA NICOLE HOOSE DAVID E HOOSOCK DAVID HOOTEN BRYAN R HOOVER JASON E HOOVER MARK A HOOVER OSCAR WAYNE HOOVER JR
RICHARD LOY HOOVER SCOTT HOOVER TERRY LEE HOOVER RODNEY F HOPE KEVIN HOPF AARON JAMES HOPKINS ANTHONY N HOPKINS ASHLEE NIKOLE HOPKINS BARBARA HOPKINS BEAU BRADLEY HOPKINS BRUCE HOPKINS CHASE J HOPKINS CODY NICHOLAUS HOPKINS DEANDRE TYRELL HOPKINS
DEKOTA J HOPKINS DUSTIN COLE HOPKINS DUSTIN R HOPKINS EARL RAY HOPKINS JAMES E HOPKINS JAMIE HOWLE HOPKINS LEO J HOPKINS III MARCUS VANGOSS HOPKINS MARY W HOPKINS OLANDO HOPKINS OLANDO R HOPKINS PATRICK B HOPKINS SHELBY BEARD HOPKINS
TANNER SETH HOPKINS TASHAYNNA DEONNE HOPKINS TIMOTHY J HOPKINS AMANDA JEAN HOPP SARAH ELIZABETH HOPP DUSTIN ROBERT HOPPER JOHN CALEB HOPPER MICHAEL SCOTT HOPPER MICHAEL TALYN HOPPER RICKY HAYDEN HOPPER WALTER L HOPPER JR JOSHUA BRIAN HOPPERTON
JAYSON ELLIOT HOPPOCK TRAVIS ISAIAH HOPPS ROBERT T HORAN JR SEAMUS M HORGAN KATSUAKI HORIKIRI NATHAN RANDALL HORINE DENNIS CARLILE HORN DUSTIN M HORN GARRETT S HORN JACK CURTIS HORN III JACKI L HORN JIMMY LEE HORN PATRICK M HORN TIMOTHY ERIC HORN
TRENTON HORN GARRETT MORGAN HORNBACK JAMES SCOTT HORNBACK JOHNATHAN HORNBECK VINCENT L HORNBOSTEL BRETT THOMAS HORNE COLTON ELY HORNE GARRETT ANDREW HORNE JOHN WESLEY HORNE JR MAXINE LOVE HORNE MICHAEL R HORNE TAURSUS ONEIL HORNE
KARA K HORNE ZEIMET BENJAMIN ALAN HORNER JAMIE N HORNER KENTON D HORNER LAWRENCE LEE HORNER BRANDON PHILLIP HORNSBY DONAHUE SHANE HORNSBY JAMES S HORNSBY WILLIAM C HORNSBY WILLIAM SHANE HORRELL ADAM Z HORREX DANIEL HORTA AMY L HORTON
BRYAN W HORTON CONSTANCE SHAUNTERRA HORTON DONALD STEVEN HORTON JEFFERY ELLIOTT HORTON MATTHEW RYAN HORTON MICHELLE ANNE HORTON OMARU WILLIAM RUFUS HORTON RAYQUAN TREVELLE HORTON ROBERT HORTON SHAWNEE D HORTON STEVE E HORTON TONEY HORTON
TRAVIS C HORTON WILLIAM M HORTON JOHN HORVATH RONALD DWAYNE HOSCH DIRK HOSEIN IDREES F HOSEIN RANDY HOSEIN RASHEED TARIQ HOSEIN RONNIE HOSEIN KEVIN L HOSEY ANGELA MARIE HOSKINS AUSTIN ROSS HOSKINS DILLON T HOSKINS ERIC RASHAD HOSKINS ISAIAH HOSKINS
JACOB LEE HOSKINS MARCUS HOSKINS R S HOSKINS JEFFERY HOSTETLER TIMOTHY J HOSTY JALLALUDDIN HOTAKI SHAWN HOTALING KYLE W HOTCHKIN JUSTIN D HOTH JOHN VICTOR HOUART JR KEVIN SCOTT HOUCK NICHOLAS SHEA HOUDE VICTOR GREGORY HOUGESEN MATTHEW DEAN HOUGH
BRIAN HOUGHTON ADAM HOUSE ADAM WAYNE HOUSE COREY DARNELL HOUSE DREW A HOUSE ERNEST BRANDON HOUSE JACKSON RYAN HOUSE JEFFREY R HOUSE LAUREN MELANE HOUSE MATTHEW COLEMAN HOUSE NICHOLAS JAMES HOUSE RICKY D HOUSE THOMAS W HOUSE TONI R HOUSE
AARON M HOUSEL MADISON SUANN HOUSEL KEVIN DOYLE HOUSER TOD N HOUSLEY AUBREY D HOUSTON BRIAN B HOUSTON JAMES EDWARD HOUSTON JASON W HOUSTON JODI MELINDA HOUSTON LYNWOOD SENTELL HOUSTON NATHANIEL HOUSTON PATRICK W HOUSTON WALKER LEE HOUSTON
JONATHAN A HOVE MARIA THERESA LIGNES HOVEN EUGENE E HOVIS JILES LUCIUS HOVIS IV ADAM T HOWARD ANTONIQUE MIA HOWARD ARIEL NICOLE HOWARD BRIANNA NICHOLLE HOWARD BRYSON JAMES HOWARD CHRISTOPHER D HOWARD CHRISTOPHER W HOWARD JR CLIFFORD K HOWARD
DANIEL HOWARD FREDERICK BERNARD HOWARD JACKSON GARRETT HOWARD JASON LEE HOWARD JEFFERY MICAH HOWARD KENNETH E HOWARD KYLE EVAN HOWARD MARTIN C HOWARD MATTHEW L HOWARD MICHALE HOWARD NATHAN TEDDER HOWARD NEAL HOWARD NORMAN HOWARD JR
PATRICK LEE HOWARD STEPHEN D HOWARD STEVEN GREGORY HOWARD THOMAS E HOWARD TIMOTHY L HOWARD TYRONE E HOWARD VICKI JEAN HOWARD JEFFREY HOWARTH JAY HOWAT JESSICA HOWCROFT BRYAN MICHAEL HOWE CARSON DRAKE HOWE DOUGLAS E HOWE
MATTHEW MICHAEL HOWE MICHAEL ALAN HOWE MOLLY J HOWE ADAM HOWELL BRADLEY HOWELL CARLTON WESLEY HOWELL DUSTIN W HOWELL JAMES HOWELL JAMES W HOWELL JAMIE C HOWELL JENNIFER LYNN HOWELL JOSHUA JOSEPH HOWELL KENNETH L HOWELL MICHAEL LEE HOWELL
PHILIP K HOWELL ROBERT ERIK HOWELL ROY L HOWELL SAMUEL LIDE HOWELL SETH D HOWELL TONICE LATABLIS HOWELL TRAVIS J HOWELL KENDALL HOWERTON DYLAN THOMAS HOWIE SAMUEL ANDREW HOWIESON CHARLES WAYNE HOWLE III CHARLES WAYNE HOWLE JR DANNY R HOWLE
THOMAS WILLIAM HOWLE III ZACHARY MICHAEL HOWLETT FRANKIE L HOWZE DAVID HOYE CHASE ROBERT HOYER CLIFTON GUNNAR HOYLE ROBERT L HOYLE ANDREW JUSTIN HOYT LUCAS WILLIAM HRABANEK BRIAN HRABIK JOHNAH G HRABOWY NICHOLAS J HROMALIK GHASSAN HROUT
MILAN HROVAT NESTOR HRYCUN BRYAN W HUANG HARLEY NA HUANG ROBERT F HUBA NATHAN K HUBARTT ADEN RAY HUBBARD ALLEN HUBBARD JOEY HUBBARD JUSTIN KEVIN HUBBARD MICHAEL HUBBARD CALVIN REX HUBBLE ROCHELLE DAWN HUBBLE SETH M HUBBLE TOBY J HUBER
DANIEL JASON HUBKA ROBERT A HUBLER KOLBY W HUBSTER KENNETH GAVIN HUCKABEE JONATHAN KEVIN HUCKABONE STEVEN DELMER HUCKABY JR SAMUEL E HUCKS LEE A HUCKSTEP TYLER S HUDACH STEPHEN BRUCE HUDAK JESS N HUDDLESTON MARY JEWELL HUDDLESTON
CHRISTOPHER TYLER HUDGENS JD HUDGENS JOSHUA DYLAN HUDGENS JUSTIN DAVID HUDGENS BRETT HARRISON HUDGINS MICHAEL C HUDGINS SAMUEL JOSEPH HUDNALL KIMBERLY HUDNELL BRETT THOMAS HUDSON BRIAN LEE HUDSON BRYAN HUDSON DUSTY L HUDSON JAMES HUDSON
JAMES E HUDSON JEFFERY L HUDSON JEFFERY V HUDSON JOSHUA KYLE HUDSON LAURA HUDSON MATT RICK HUDSON MICHAEL R HUDSON OREN T HUDSON PAUL SHAWN HUDSON PAUL SHAWN HUDSON JR ROBERT HUDSON SHAMIKA DANYELLE HUDSON KURT W HUELSMAN ALEJANDRO HUERTA
MATEO HUERTA REYNALDO HUERTA DAVID R HUESMAN WILLIAM K HUESTESS AARON J HUFF ASHTON N HUFF AUSTIN LEWIS HUFF BRIAN R HUFF BRYCE EVERETT HUFF CODY MATTHEW HUFF CONNOR HUFF LARRY WAYNE HUFF JR MATTHEW J HUFF MITCHELL DEE HUFF PAIGE HUFF
PERRY LEWIS HUFF PHILLIP KEITH HUFF JR RUSSELL DALE HUFF JR SCOTT H HUFF STEVEN C HUFF TAYLOR R HUFF STEVEN CORY HUFFINE ALYSSA NICOLE HUFFMAN BENJAMIN L HUFFMAN DERECK T HUFFMAN GARY D HUFFMAN GRANT HUFFMAN KAYLIE MICHELLE HUFFMAN MICHAEL A HUFFMAN
RYAN B HUFFMAN ANDREW MICHAEL HUFFNER CASEY MICHAEL HUFFSTETLER JASON HUFFSTUTLER JEANNIE LYNN HUFTEL RICK MERRILL HUFTEL ZACHERY CLEO HUG KIMBERLY A HUGG ERIC JAMES HUGGARD DAVID C HUGGINS JAKE LARSON HUGGINS JOHN AUSTIN HUGGINS
MARKEL SOUTHAM HUGGINS SANDRA ELLEN T HUGGINS SHAWN HUGGINS SR TROY HUGGINS TRAVIS J HUGHART ANDREW STEPHEN HUGHES ANGELA D HUGHES ANGELA M HUGHES BRYLEE NICOLE HUGHES CHRISTOPHER ROBERT HUGHES DANIEL SETH HUGHES ERIK HUGHES
HAMILTON CHANCE HUGHES HUNTER HUGHES ISAAC EDWIN HUGHES JAMES NICHOLAS HUGHES JAMES R HUGHES JEFFREY TYLER HUGHES JOHN C HUGHES JOSHUA M HUGHES KADEN JAMES HUGHES KENNETH W HUGHES KIRK HUGHES KYLE J HUGHES LYNNE HUGHES NELSON T HUGHES
NICHOLAS DEAN HUGHES NOAH T HUGHES PAYTON CHARLES HUGHES RILEY HAYWARD HUGHES STACY DYLAN HUGHES STEPHAN ALLAN HUGHES STEVEN LEE BENNETT HUGHES STEVEN R HUGHES TAYTE HUGHES TERENCE ALAN HUGHES WILBUR LEWIS HUGHES IV NARANJUS JACOBI HUGHLEY
RONALD C HUGHLEY CAMBRYN LEE HUGIE BRADLEY T HUGO SHARON HUGO AMBERLY A HUGULEY BODIE ALLAN HUHTA ANDY HUI MIGUEL A HUICHAPA AVILA BLAKE ANDREW HUISMAN TYLER J HUISMAN ANTONIO HUIZAR ANTHONY LEVI HULGAN JAMES R HULL JEREMY D HULL MICHAEL HULL
REBECCA ANN HULL AMY LEA HULLINGER STONE M HULLINGER BRANDON MURRAY HULSE MARK A HULSER TRISTAN KYLE HULSEY MARK A HUMMEL KEITH A HUMPHRES AZHEA SAREA KIARA HUMPHREY BILLY W HUMPHREY DAVID HUMPHREY JAMES E HUMPHREY LATRYCE MICHELLE HUMPHREY
LEERIC DEVONTA HUMPHREY RYAN HUMPHREY TRAVIS E HUMPHREY WAYNE ALAN HUMPHREY BRANDON HUMPHRIES BRANDON D HUMPHRIES SCOTT ALLEN HUMPHRIES JANTZEN REESE HUNSAKER TYLER HUNSBURGER BRANDON CHRISTOPHER HUNSINGER CALEB RYAN HUNSINGER
CHRISTOPHER M HUNSINGER JASON W HUNSINGER JOSHUA D HUNSINGER DERRICK LYNN HUNT DYLAN R HUNT GRAHAM REGINALD HUNT HAROLD HUNT HEATH HUNT JAMES DYLAN HUNT JARED HUNT JEREMY TRAVIS HUNT JONATHAN TODD HUNT KENNETH HUNT KENNETH HUNT KYLE HUNT
NATHAN HUNT SEAN M HUNT SETH MICHAEL HUNT SHANNON WAYNE HUNT WENDELL HUNTE CAMERON ISAIAH HUNTER DARRELL K HUNTER DUSTIN DUDLEY HUNTER ERIC CHARLES HUNTER JAMARR HUNTER JAMES DANIEL HUNTER JR JERNEIL LEON HUNTER JOHNATHAN JAMES HUNTER
JOSHUA MORGAN HUNTER JULIUS ANDREW HUNTER JUSTIN ANGELO HUNTER MARIAH HUNTER MONTRELE D HUNTER OLIVER STEIN HUNTER RICHARD F HUNTER ROBERT ISSAC HUNTER ROBERT J HUNTER II ROBERT O HUNTER SAUNDRA E HUNTER SCOTT HUNTER SEAN M HUNTER
THOMAS N HUNTER ZACHARY HUNTINGTON CRAIG HUNTLEY JR LUCAS A HUNTLEY WILLIE KING HUNTLEY JOSHUA A HUNTSMAN RANDALL HUNTSMAN RICK A HUOT JOSHUA MICHAEL HUPP KYLE R HURD MICHAEL G HURD TYSON J HURD ANDREW HURDLE AUSTIN GREGORY HURDLE
MATTHEW HURDLE JACOB CHARLES HURDSMAN CODY L HURLBERT GARET L HURLBERT MARC HURLEY TERRY LYNN HURLEY TOM HURLEY JEFFREY L HURNI LAUREN HURRELL AL DARRIUS DEWAYNE HURST CODY LEE HURST JASON DEMETRIUS HURST JOHN C HURST JOHNNIE E HURST
JOSHUA KENTRELL HURST JOSHUA WAYNE HURST DANNY E HURT ROGER WILLIAM HURT JR TIMOTHY M HURT ALEJANDRO HURTADO EFRAIN A HURTADO GASPAR HURTADO SAIN HURTADO SAIN HURTADO JR OSCAR DANIEL MARTINEZ HURTADO DAVID EDUARDO HURTADO GONZALEZ
OWEN HURTIBESE ANDREW S HURTIG BRIAN HUSS HOUSTON DANIEL HUSS SYED HUSSAINYMOINUDEEN MEGAN LAUREN HUSSEY CAINE HUSSEY-DERRER JOSEPH SCOTT HUSTED ANTHONY J HUSTON MADISON HUTCHERSON CHANCELLOR HUTCHESON JASON J HUTCHESON MICHAEL D HUTCHESON
ZACKERY WAYNE HUTCHESON JERRALD BERT HUTCHINGS JR TIMOTHY MICHAEL HUTCHINGS ALVIN DELEONARD HUTCHINSON DALTON ELIJAH HUTCHINSON JOHN BRANDON HUTCHINSON TAMMY LEE HUTCHINSON ERIC L HUTCHISON JONI HUTCHISON KENNETH F HUTCHISON
RYAN JOSEPH HUTCHISON TERRY C HUTH MICHAEL J HUTNAK JOHNATHAN CODY HUTSELL LEVI THOMAS HUTSELL JEREMIAH J HUTSON GREGORY SCOTT HUTTO JESSICA CRIDER HUTTO NEOMIE JEAN HUTTO KENT M HUTTON TURNER PHILIP HUTTON WILLIAM M HUTTON JONATHAN L HUX
BENJAMIN JAMES HUXTABLE LISA HUYNH NAM D HUYNH GEUMHO HWANG ANTHONY C HYATT CAMERON HYATT JOHN PAUL HYATT SETH ROBERT HYBARGER CHRIS JEFFREY HYDE JONATHAN HYDE JUSTIN EDWARD HYDE LARRY J HYDE LAURA M HYDEN TODD RANDLE HYDEN TIMOTHY MARK HYER
CHASE EDWARD HYLAND KEITH J HYLAND JAMES W HYMAN RANDAL S HYMAN ROWLAND G HYMAN TIMOTHY HYMAN JAMES C HYMAS MARCIA SUE HYSELL CATHERINE M HYTEN ANTHONY IANNACITO ALFREDO IATONNA ESMERALDA A IBACH ISAAC JACOB IBANEZ IGNACIO IBANEZ BATRES
ALEXANDRIA ORTIZ IBARRA FERNANDO IBARRA FERNANDO IBARRA FRANCISCO J IBARRA JOSE ANTONIO IBARRA NARCISO IBARRA TRUJILLO DIANA TERESA IBARRA-GOMEZ KELLY LOUISE IBLE BASILA BARVIN SYED IBRAHIM PATRICK ICKES CHRISTOPHER A IDLBI II GARRETT ALLEN IDLETT
DOUGLAS L IFFERT CHAD M IFLAND RAZEEN IFTHIKHAR JACOB I IGARTUA ROY M IGNACIO AGNIESZKA IGNACIUK TARAS ILCHUK JACK A ILER ALEXANDER JOHN ILES BRITTANY ANNE ILES GLYNIS ELIZABETH ILES DAVOR ILIC LENA MARIA ELISE ILLE WENDY ILNICKI MAKOTO IMAMURA
ANDREA CHRISTINE IMERAJ FARRELL IMLER MARK CHRISTOPHER IMLER KIMBERLY CULLIS IMM SAMSON IMONODE ANTHONY J IMPASTATO LEONARD IMPASTATO ELIJAH PAUL INABINET JAMES INCE DEREK JONATHAN INCOGNITO LOUIS R INCROCCI RYAN INCROCCI PATRICK W INDERWISH
BANE LEE INFINGER RENITA S INGAL JAMES VERNON INGLE REGAN MICHELLE INGLE GEORGE S INGLIS KIP S INGMANSON CHRISTOPHER P INGRAHAM ANDREW A INGRAM BRANDON SCOTT INGRAM BRI A INGRAM CHRISTOPHER L INGRAM DEREK J INGRAM DOUGLAS A INGRAM JACOB L INGRAM
JOHN COLDEN INGRAM JORDAN TAYLOR INGRAM KYLE R INGRAM STEVEN S INGRAM TRENTSTON SCOTT INGRAM DAVID Y INMAN ZACHARY D INMAN GARRETT R INNIS DAYRON INTERIAN HERRERA EDDY F INTERIANO ANTHONY IRELAND CHRISTOPHER IRELAND JAMES M IRELAND
JOHN CHRISTOPHER IRELAND KEVIN IRISH NICOLE P IRISH JOSEPH JOHN IRMITER ALICIA IRONEAGLE BRIAN J IROZ CRISTOBAL IRRIBARRA CHAD IRSCHICK STEFANO REINALDO IRSCHITZ MOHAMMAD IRSHAD BARRY K IRVIN FOSTER L IRVING SPENCER C IRVING CHRISTOPHER ISAAC
DELONTA JAMES MARTEZ ISAAC KEVIN B ISAAC MAKESI ISAAC THOMAS E ISAACS JULIO ANTONIO ISABELES MORAN CALEB JORDAN ISAM SHANE J ISAM JAMES ROBERT ISBELL JOEY YOUNG ISBELL LUCAS DANIEL ISBELL LUCAS WYATT ISBELL RANDY R ISBELL GREGORY C ISELEY
BLAKE TYLER ISENBERG JAMES C ISH KAYLEA JUNE ISHAM FLORISSA HILL ISHMAN SHYAKA ISINGIZWE JESUS A ISITA-BARRAGAN ANIS ISLAMBOULI KIM NGOC ISLAS GERARDO ALEJANDRO GARCIA ISLAS BEAU KENTRELL DAVID ISOM RAFAEL ITZEP MATTHEW IVANY BRADLEY K IVERSON
DAWSON NATHANIEL IVERSON JUSTAN K IVERSON HOWARD R IVES KURT A IVES CONNIE LYNN IVEY QUINTON IVEY GAVIN IVIE LATOREY SHAVON IVORY TORNIKA IVORY DONNA MARIE IVY JESSICA IVY JOHN CHESTER IWANCIO MOHAMAN IYA BEREKET TAREKEGN JABAMO SHAGUFTA JABEEN
PATRICK L JABLONSKI RYAN D JABLONSKI CURTIS JABUSCH NICHOLAS JABUSCH ANDRZEJ JACEWICZ BRUCE A JACHE CHANDLER RAY JACK KYLE EDWARD JACKIMOWICZ ANDREW M JACKMAN ROY LEON JACKMAN BRITTANY EILEEN JACKS MARK A JACKS ALISHA NICHOLE JACKSON
ALLEN DEVON JACKSON ANDREW C JACKSON ARMEZ T JACKSON BRADEN ALAN JACKSON BRADY ODELL JACKSON BRADY SAMUEL JACKSON BRANDON LANE JACKSON BRENT ALAN JACKSON BRETT M JACKSON BRIAN T JACKSON CAMREN MARK JACKSON CARLYLE JACKSON CHAD D JACKSON
CHAD M JACKSON CHARLES GARRETT JACKSON CHRISTINA MARIE JACKSON CHRISTOPHER PATRICK JACKSON CODY JACKSON CODY L JACKSON COY R JACKSON DAMIEN A JACKSON DANIEL L JACKSON DARIUS DESHAWN JACKSON DAVID ANDREW JACKSON DEREK TODD JACKSON
DERRIK C JACKSON DEVIN DURAN JACKSON DONALD KENT JACKSON DUSTIN C JACKSON DUSTIN COLBY JACKSON DUVAL D JACKSON EMILE JACKSON JAMES CHARLES JACKSON JR JARED JACKSON JEFFERY A JACKSON JEFFREY J JACKSON JEFFREY SCOTT JACKSON JEREL DANTE JACKSON
JEREMY JACKSON JEREMY A JACKSON JOE NATHAN JACKSON JOHN JAMES JACKSON JUSTIN KEITH JACKSON KAYLEE FAITH JACKSON KELVIN TYRONE JACKSON KENZEL DELANO JACKSON KROFTON MARCUS JACKSON KYLE L JACKSON LEON THOMAS JACKSON JR LINDA L JACKSON
LORENZA PHIL JACKSON LUCAS CHARLES JACKSON MARK COLBY JACKSON MICHAEL JACKSON MICHAEL CHASE JACKSON MICHAEL JOE JACKSON MICHAEL NA JACKSON MICHEAL A JACKSON OTIS GEORGE JACKSON JR PAUL JACKSON RANDALL JACKSON REGINALD D JACKSON
RICHARD E JACKSON RICO A JACKSON SR SAMANTHA JOY JACKSON SAMUEL JAY JACKSON SCHLONDIA S JACKSON SHEREE L JACKSON STEVEN DEVON JACKSON THOMAS J JACKSON TIMOTHY WAYNE JACKSON TODD JACKSON WAYNE A JACKSON WILLIAM JACKSON WILLIAM MICHAEL JACKSON
MARY GRACE JACOB CHRISTOPHER R JACOBIK ROBERT JACOBIK JOSEPH A JACOBIN JR FERMIN JACOBO BLAKE AARON JACOBS CHAD JACOBS CHRISTINA BETH JACOBS DAVID JACOBS JAMES R JACOBS JOHNNY E JACOBS JOSHUA W JACOBS KENTON M JACOBS MEGAN ASHLEY JACOBS
NICHOLAS JACOBS RICKY GLENN JACOBS JR ROBERT JACOBS TRUMAN MARCUS JACOBS WILLIAM P JACOBS BRIAN KEITH JACOBSEN MATTHEW JACOBSEN SEAN JACOBSEN COREY JACOBSON JAMES JACOBSON DAVID A JACOBUS JUSTIN FRANCIS JACOBY JOSHUA D JACOT JOSEPH L JACQUART
KENNETH SHANE JACQUE CALEB G JACQUES WILLIAM BRODY JACQUEZ FILIBERTO JACUINDE SANJANA JADHAV JOSHUA JADOS RICHARD A JAEGER SHANE MICHAEL JAEGER SHORON D JAEGER ZACHARY K JAEGER MICHAEL J JAEKE DARLENE MARIE JAENA ABHINASH JAGAI
VIGNESH HARIHARAN J JAGANATHAN T RICARDO JAGDEO VISHAL JAGESSAR KYLE CHRISTOPHER JAGLAL PRADIP JAGTAP IMRAN JAHIR HUSSAIN WILLIAM E JAHN LEIGHTON JAHNA AMBER L JAHNKE ALEX JAHOOR JULITO CESAR JAIMES HEBER IMANOL JAIMES LEON VICTOR H JAIMEZ
ISHAN SANJAY JAIN JAISURYA J JAISANKAR M JOSE LUIS JALPA SHABANA JAMAL ALLAN K JAMES ANDREW P JAMES ANDREW RYAN JAMES ANGELO JAMES AUTUMN MIST JAMES BILL JAMES BRYAN R JAMES CLYDE JERROD JAMES CODY S JAMES DENNIS JAMES ERNEST C JAMES ETHAN JAMES
GARRETT PRICE JAMES GEORGE L JAMES JR GREG JAMES HAL JAMES KENRICK JAMES KEVIN JAMES MAGEN LESHAWN JAMES MICHAEL ADAM JAMES PAUL HAMMACK JAMES RICHARD KENNETH JAMES SAM A JAMES SAMANTHA L JAMES TRISTON CLIENT JAMES WAYNE J JAMES
DAVID A JAMESON AUSTIN T JAMISON CAMRON J JAMISON RHONDA S JAMISON TERRANCE JAMISON JESSE ANDRZEJ JAMROGA LALEH JAMSHIDI FAR DAVID JANAS RANDY JANDA JOSEPH JANKO TIMOTHY J JANKOWSKI DANIEL THOMAS JANOWSKI BRENDAN M JANSEN CHRISTOPHER M JANSEN
PATRICK L JANSEN RAYMOND JANSEN BARBARA V JANSON JEFFREY L JANSON ROBERT JANSSEN FORREST HALE JANUARY JOHNNIE E JANUARY BOYER JANVIER MATTHEW R JAPCHEN JARED J JAQUES FERNANDO JARAMILLO MELISSA A JARECKI WILL CAMERON JAREMA ANISH JARIWALA
DALLAS N JARRED JR JACK JARRELL DALE LEE JARRETT RICHARD E JARRETT ROSE L JARRETT BRANDON LELAND JARVIS JACOB RICHARD JARVIS MATTHEW J JASKILKA DAVID L JASPER STEVEN WILLARD ISAIAH JASPER DARIEN SAUL GONZALEZ JASSO JAIVEER JATANA PRABJOT JATANA
RAYSEAN DARRELL JAUNES FRANCISCO JAUREGUI GUADALUPE JAUREGUI GABRIEL JAUREGUI CASTAÑEDA JOSE ARMANDO JAUREGUI LOPEZ EMILIO JAUREGUI SALAS MICHAEL R JAURIGUE KYLE CAINE JAVENS BRIAN DAVID JAWISH ALOYSIUS A JAWORSKI JEEVA JAYARAMAN TRAVIS HUNTER JAYROE
WILLIAM G JAYROE JR CLAUDY JEAN LOUIS DIEUSEUL JEAN-CHARLES JONATON JEANTY RYAN HENRY JEDRA BRANDON JEDRZEJEWICZ SHIRANI JEEVANAYAGAM CARA JEAN JEFFCOAT ELVIN LEE JEFFCOAT KAYLA JEFFCOAT MITCHELL R JEFFCOAT CODY MICHAEL JEFFERS PAUL E JEFFERSON
HAYDEN PAUL JEFFORDS MICHAEL D JEFFORDS ANGELA RENE JEFFREY BRANDON JEFFREY JOHNNY J JEFFREY KYLE JEFFREY BENJAMIN LEE JEFFRIES DATWONE LAKELL JEFFRO SATHISHKUMAR JEGANATHAN ASHLEY D JELLISON DANIELLE ROSE JELLOE ALEXANDER DAVID JOHN JENKINS
ALVIN JENKINS JR AMBER RENE JENKINS AMY D JENKINS ANTHONY BRADFORD JENKINS ASHTON GAGE JENKINS BILLY L JENKINS BRENT C JENKINS BRIAN E JENKINS BRIGITTE S JENKINS BRITTNI JENKINS CADE LUCAS JENKINS CALEB MICHAEL JENKINS CAMBEL LEE JENKINS
CARL EUGENE JENKINS III CARLOS JENKINS CHRISTOPHER TODD JENKINS CODY JENKINS CONDIE ANDREW JENKINS DAKOTA TY JENKINS DEREK H JENKINS DUSTIE DESSIRE JENKINS DWAYNE R JENKINS ERIC CHARLES JENKINS GASTON JENKINS JASON H JENKINS JOSHUA PAUL JENKINS
JOSHUA ZACHARY JENKINS KENNETH ALAN JENKINS JR KIMBERLY A JENKINS KOLTEN MILES JENKINS LEVI MCKAY JENKINS LILLIE MAE JENKINS LUCAS GENE JENKINS MICHAEL E JENKINS NORMAN D JENKINS JR RANDY P JENKINS RICHARD JENKINS ROBERT LEE JENKINS SKYLER W JENKINS
STEVEN RYAN JENKINS TOMIKI BERSHAW JENKINS WILL THOMAS JENKINS ZACKERY J JENKINS JOEL A JENNINGS KENNETH M JENNINGS KWASI OMAIR JENNINGS LAWRENCE JOSEPH JENNINGS MITCHELL WAYNE JENNINGS ROBERT EVAN JENNINGS ROBIN M JENNINGS ADAM W JENSEN
AMBERLEE JENSEN ASHLEY MARIE JENSEN AUSTIN S JENSEN CARTER DOUGLES LEE JENSEN CHRISTOPHER JENSEN COOPER CARL JENSEN COOPER JOSEPH JENSEN COREY T JENSEN CRYSTAL JENSEN DREW S JENSEN GREGORY DELORE JENSEN HOLLIE ALYSSA JENSEN HUNTER T JENSEN
JACOB D JENSEN JADEN J JENSEN JAKE JENSEN JAMES V JENSEN JARED JENSEN JOSHUA D JENSEN KAISEY LYNN JENSEN LIAM TAYLOR JENSEN MATTHEW S JENSEN MICHAEL W JENSEN MORGAN GREGORY JENSEN SEBASTIAN ZACHARY JENSEN TRAVIS W JENSEN CHASE T JENSON
TRENT A JENSON JASON L JENTZSCH EUGENE B JENYO GARRETT LANE JEPPESEN JADEN C JEPPESEN RILEY RON JEPPESEN CHRISTIAN E JEPPSEN MINDEE S JEPPSEN RANDY JEPPSEN MICHAEL EDWARD JEPPSON MATTHEW JERABEK JARED J JERKINS BRENDON P JERNIGAN BRIAN C JERNIGAN
BRYSON EDWARD JERNIGAN CARSON PAUL JERNIGAN CHARLES KEVIN JERNIGAN LAUTORRIA JERNIGAN ROY CLIFTON JERNIGAN NATHAN P JEROME NOEL P JEROME SANDRA JESKE ELIZABETH JESSEN ETHAN YOUNG JESSEN CHRISTOPHER JESSOP JEDEDIAH DANIEL JESSOP MICHAEL F JESSOP
CHRISTEN LEE JESTER KEVIN DARYL JESTER JOHN JOSEPH JESUS JR MICHAEL C JETT JOHN JEU DE VINE AUSTIN JAMES JEWELL JOEL I JEWETT TODD W JEX PRIYADHARSHINI G J JEYAPRAKASH G K SELVARAJAN JEYARAJ BO JIA YAN JIANG JAMES T JILCOTT JULIAN A JILCOTT III TRAVIS WADE JILES
WILLIS E JILES GORDON JIM ANTHONY G JIMENEZ BEVERLY JIMENEZ DANIEL JIMENEZ ERIC ANTHONY JIMENEZ ERICK JIMENEZ FAVIAN JEREMY JIMENEZ GADDIEL JIMENEZ MADELYNN R JIMENEZ MARCOS RENE JIMENEZ MARIO JIMENEZ MATTHEW RYAN JIMENEZ MICHAEL DAVID JIMENEZ
MIGUEL JIMENEZ NICHOLAS MICHAEL JIMENEZ ORLANDO JIMENEZ ROEL JIMENEZ SAMUEL NA JIMENEZ SERGIO JIMENEZ ANDREA DEL REFUGIO MENDOZA JIMENEZ JESUS ANTONIO LANDIN JIMENEZ RAMON ADRIAN SERRATOS JIMENEZ PABLO ADALBERTO JIMENEZ AGUILAR
JULIO Y JIMENEZ ALVARADO RAFAEL ESTEBAN JIMENEZ GOMEZ GABRIEL JIMENEZ HERNANDEZ SAMUEL JIMENEZ HERNANDEZ JAVIER JIMENEZ JUAREZ LUIS ANTONIO JIMENEZ MUÑOZ ARMANDO JIMENEZ PADILLA MAYRA LUCIA JIMENEZ PEÑA MARCO ANTONIO JIMENEZ PLASCENCIA
FRANCHESCA JIMENEZ YANES LUIS URIEL JIMENEZ-LEAL HUMAYOON JINNAH MARIA JIRON CHRISTIAN JITTAN ZEESHAN IQBAL JIWANI CHEYANNE KAYE JOACHIM NKOSI JOACHIM DANIEL JOB JENNA JOB WARAH JOBARTEH IAN JOBSON BRENT K JOCHUM TYRONE JOE ALEX W JOHANNINGSMEIER
RICHARD JOHANNS DAVID R JOHANSON ALANA JOHN DAVID L JOHN INBARAJ JOHN KAYSON JEFFREY JOHN NIGEL JOHN PRAMILA KUNCHALA JOHN TYRONE JOHN LISA M JOHN-ADAMS GREG V JOHNS HUNTER SCOTT JOHNS MATTHEW BLANE JOHNS TIMMY RAYE JOHNS TYLER RAY JOHNS
ALAN JOHNSON ALEXA KATHLEEN JOHNSON ALEXANDER H JOHNSON ALEXANDER K JOHNSON AMBER KAY JOHNSON ANDRACO JOHNSON ANDREW DAVID JOHNSON ANDREW DEWANE JOHNSON ANDREW Q JOHNSON ANGELA JOHNSON ARNETTA E JOHNSON ASHLEY K JOHNSON
ASHLYNN RENEE JOHNSON AUDREY D JOHNSON B CLAY JOHNSON BENEDA D JOHNSON BERNARD THOMAS JOHNSON BRAD L JOHNSON BRADY L JOHNSON BRANDON C JOHNSON BRAXTON MICHAEL JOHNSON BRIAN JOHNSON BRIAN MATTHEW JOHNSON BRODIE JOHNSON BROOKE LEE JOHNSON
BRUCE E JOHNSON BRYAN S JOHNSON CAINON LEWIS JOHNSON CALISSE L JOHNSON CARL JOHNSON CARL R JOHNSON CARL W JOHNSON CEDRIC JOHNSON CEDRIC D JOHNSON CEDRIC JAMES JOHNSON CHAD R JOHNSON CHARLES B JOHNSON JR CHARLES DREW JOHNSON JR CHRIS J JOHNSON
CHRISTIAN JOHNSON CHRISTOPHER M JOHNSON CHRISTOPHER P JOHNSON CLIFF D JOHNSON CODY JOHNSON CODY AKEAKAMAI JOHNSON CODY KENNETH JOHNSON COLBEY LEE JOHNSON CORALEE JOHNSON CRYSTAL VICTORIA JOHNSON CURTIS JOHNSON III DAN JOHNSON
DANIEL CHASE JOHNSON DANIEL R JOHNSON DANIEL W JOHNSON DAVID A JOHNSON DAVID ALLEN JOHNSON DAVID GARRETT JOHNSON DAVID M JOHNSON DAWN JOHNSON DEMETRIUS COURTIS JOHNSON DENNIS ALAN JOHNSON DEREK JOHNSON DERRICK D JOHNSON DINO L JOHNSON
DONALD JOHNSON DONALD JOHNSON JR DONALD W JOHNSON DOYLE B JOHNSON DUSTIN ALLEN JOHNSON DUSTIN J JOHNSON DUSTIN K JOHNSON DUSTIN TYLER JOHNSON DYLAN LEE JOHNSON EDNEESHA KATRESE JOHNSON ERIC DELONTE JOHNSON ERIK JOHNSON ERIK BAINE JOHNSON
ESTER VERONICA JOHNSON ETHAN D JOHNSON FAZL DEWAYNE JOHNSON GARY D JOHNSON GREGORY S JOHNSON IKEEBA MONYEA JOHNSON JACK M JOHNSON JACOB S JOHNSON JADE JOHNSON JAMES M JOHNSON JAMES P JOHNSON JAMIE LYNN JOHNSON JASON JOHNSON
JEDEDIAH EDWIN JOHNSON JEFF JOHNSON JEFFERY ALAN JOHNSON JEFFERY SCOTT JOHNSON JEFFREY D JOHNSON JENNIFER JOHNSON JEREMIAH W JOHNSON JEREMY KEITH JOHNSON JERRY BRADSHAW JOHNSON JESSICA L JOHNSON JIM JOHNSON JIMMY JOHNSON JIMMY D JOHNSON
JODY A JOHNSON JOHN L JOHNSON JOHNNY BROOKS JOHNSON JR JORDAN EDWARD JOHNSON JORDAN TYLER JOHNSON JOSEPH TYLER JOHNSON JOSHUA WAYNE JOHNSON JUSTIN DELL JOHNSON JUSTIN JOSEPH JOHNSON JUSTIN WAYNE JOHNSON KAMERON OBRYANT JOHNSON
KARL M JOHNSON KATE K JOHNSON KELSEY L JOHNSON KENNETH JOHNSON KIMBERLY ANN JOHNSON KRISTOPHER LEE JOHNSON KYLE DEAN JOHNSON LARRY EVERETT JOHNSON LEE R JOHNSON LON W JOHNSON LUKE A JOHNSON MACKENZIE BLAKE JOHNSON MARCUS DEVELL JOHNSON

MARION JOHNSON   MARK COLEMAN JOHNSON   MARTY DEAN JOHNSON   MATTHEW J JOHNSON   MAX RYAN JOHNSON   MECO L JOHNSON   MELROY NA JOHNSON III   MICHAEL JOHNSON   MICHAEL ANTHONY-COREY JOHNSON   MICHAEL EUGENE JOHNSON   MICHAEL JOE JOHNSON
MICHAEL N JOHNSON   MORRIS WAYNE JOHNSON II   NATHAN D JOHNSON   NICK D JOHNSON   PATRICIA HUFFMAN JOHNSON   PATRICK LYNN JOHNSON   PATRICK MICHAEL JOHNSON   PAUL JOHNSON   PAUL JOHNSON   PAUL ANTHONY JOHNSON   PAUL ELLIOTT JOHNSON   PAUL WILLIAM JOHNSON III
PAYDEN LEE JOHNSON   PEYTON MICHAEL JOHNSON   PHILLIP J JOHNSON   PHILLIP LENNARD JOHNSON   PRESTON WAYNE JOHNSON   RHENNEVOR JAMAR JOHNSON   RICHARD JOHNSON   RICHARD C JOHNSON   RILEY PATRICK JOHNSON   ROBERT ALAN JOHNSON   ROBERT JERMAINE JOHNSON
ROBERT LEE JOHNSON III   ROBERT PATRICK JOHNSON III   ROCKY J JOHNSON   RODNEY JOHNSON   RONALD D JOHNSON   RONNIE L JOHNSON   RORY JAMES JOHNSON   RUSSELL L JOHNSON   RYAN J JOHNSON   SETH MICHAEL JOHNSON   SPENCER R JOHNSON   STACEY JOHNSON   STEPHEN M JOHNSON
STEPHEN W JOHNSON   STEVEN P JOHNSON   STEVEN VANDER JOHNSON   TAMEKA A JOHNSON   TANNER T JOHNSON   TERENCE R JOHNSON   TERRANCE JOHNSON   TERRELL R JOHNSON   TIA JOYE JOHNSON   TIFFANY TYSHAY JOHNSON   TIMOTHY AUSTIN JOHNSON   TIMOTHY ROBERT JOHNSON
TOD E JOHNSON   TODD A JOHNSON   TORRIE KRISTINA JOHNSON   TRACY O JOHNSON   TRAVIS E JOHNSON   TRISTYN BLAKE JOHNSON   TROY WILLIAM JOHNSON   TYLER ANTHONY JOHNSON   TYLER M JOHNSON   TYLER S JOHNSON   TYLER SCOTT JOHNSON   TYSEN JOHNSON   VALIA P JOHNSON
VONDREA SENTELL JOHNSON   WALTER JERMAINE JOHNSON   WILL JOHNSON   WILLIAM BARRY JOHNSON   WILLIAM CHRISTOPHER JOHNSON   WILLIAM H JOHNSON II   WILLIAM L JOHNSON   WILLIAM LANE JOHNSON   WILLIE CONTRELL JOHNSON   ZACHARY B JOHNSON   ZACHARY DEMOND JOHNSON
ZACHARY RYAN JOHNSON   BRANDON J JOHNSTON   BRETT A JOHNSTON   BRIAN GLENN JOHNSTON   BRYCE NICHOLAS JOHNSTON   CALEB EVERETTE JOHNSTON   CHRISTOPHER MICHEAL JOHNSTON   COLBY DEAN JOHNSTON   COREY LANE JOHNSTON   DYLAN CHASE JOHNSTON   GAVIN RAY JOHNSTON
ISAIAH DAVID JOHNSTON   JAMES JOHNSTON   JIMMY DON JOHNSTON   JOSELYN LEE JOHNSTON   KIMBERLY JOHNSTON   KRYSTAL JOHNSTON   MICHAEL THOMAS JOHNSTON   RACHAEL FAYE JOHNSTON   RICHARD L JOHNSTON   STEPHEN A JOHNSTON   TERRY D JOHNSTON   STEFFEN M JOHNSTONE
SEAN JOHNSTON-FERRIS   DAKOTA RIDGE JOINER   DONALD KENT JOINER JR   JUSTIS GAGE JOINER   TIMOTHY P JOKOTY   TRISTAN P JOKOTY   CHRISTINA BROOKE JOLLEY   ZACHARY JOLLY   HOSSAM JOMHA   BRADLEY W JONAS   STORMY M JONAS   ADONIS REESE JONES   ALLAN EUGENE JONES
ALONZO JONES   ALTON DEWAYNE JONES   AMARI FULBRIGHT JONES   ANDREW JACOB JONES   ANDREW M JONES   ANTHONY G JONES   ANTHONY LEE JONES   ARREN DAVIS JONES   AUTRY DEWAYNE JONES   BARRY ALLEN JONES   BENJAMIN M JONES   BILLY DALE JONES   BILLY WHITE JONES II
BOBBY JONES   BRADLEY JOHN JONES   BRANDON BLAKE JONES   BRIAN KEITH JONES   BRIAN S JONES   BRITTANY DIANE JONES   BRUCE D JONES   BRYAR JONES   CALEB MICHAEL JONES   CALEB THOMAS JONES   CALEB TREY JONES   CALVIN JONES   CARLEE ADDISON JONES   CARSON DANIEL JONES
CASEY JONES   CEDRICK LEE JONES   CHARLES B JONES   CHARLES JOSEPH JONES   CHESTER H JONES   CHRIS A JONES   CHRIS W JONES   CHRISTOPHER D JONES   CLARENCE EDWARD JONES JR   COLBY D JONES   COOPER DOUGLAS JONES   CORY LYNN JONES   COY AUSTIN JONES   DANIEL ALFRED JONES
DANIEL ELLIS JONES   DARRELL W JONES   DAVID D JONES   DAVID S JONES   DEALLION DEJOHN JONES   DEJUAN JONES   DEVIN D JONES   DEXTER ANTOINE JONES   DOUGLAS JONES   EDDIE JONES III   ERIC ANTHONY JONES   EUGENE DALE JONES   FRANKLIN D JONES   FRANKLIN D JONES   GAVIN JONES
GINA M JONES   GINGER RENEE JONES   HALI ELIZABETH JONES   HEATHER MARIE JONES   HUNTER STANLEY JONES   J DALE JONES   JAMES JONES   JAMES JONES   JAMES C JONES   JAMES E JONES   JASE M JONES   JASON ALLEN JONES   JASON D JONES   JASON SCOTT JONES   JAYLEN ALEXZANDER JONES
JEFFREY JONES   JEFFREY KEITH JONES   JENNIFER E JONES   JEREMY DANIEL JONES   JEREMY DEWAYNE JONES   JEREMY S JONES   JEREMY SLATE JONES   JERMAINE PEGUES JONES   JEROME P JONES   JESSE L JONES   JESSICA DANIELLE JONES   JODY D JONES   JOEL KEITH JONES   JOHN EUGENE JONES
JOHNATHAN PAYNE JONES   JOSEPH B JONES   JOSEPH M JONES   JOSHUA A JONES   JOSHUA ANTHONY JONES   JOSHUA M JONES   JULIUS M JONES   JUSTIN DANIEL JONES   JUSTIN MICHAEL JONES   KAYLA LASHAY JONES   KENNETH CHRIS JONES   KENNETH LAMONT JONES   KENNETH LESTER JONES
KENNETH M JONES   KENNETH O JONES II   KEVIN HEATH JONES   KEVIN SCOTT JONES JR   KIMBERLY ROSE JONES   LAQUISHA S JONES   LARRY G JONES   LAUREN BROOKE JONES   LEE H JONES   LESTER MAURICE JONES   LINSEY AMBER JONES   LOGAN RICHARD JONES   LOIS DENISE JONES   LUKE JONES
MADISON JONES   MADISON ELYSE JONES   MALDEN ALAN JONES JR   MARC JONES   MARVIN CLAY JONES III   MICHAEL JONES   MICHAEL A JONES   MICHAEL A JONES   MICHAEL C JONES   MICHAEL DAVID JONES   MICHAEL MARSHALL JONES   MICHAEL O JONES   MICHAEL SHAWN JONES
MICHAEL W JONES   MORRISON BRIAN JONES   NATHAN JONES   NICHALES L JONES   NICOLE MARIE JONES   NORMA JONES   OCTAVIA BERNICE JONES   PATRICK J JONES   PAUL JONES   PAULA H JONES   PHILLIP E JONES   PHILLIP M JONES   PRUE LAYLA JONES   RANDALL JONES   REGGIE DENNIS JONES JR
RICKY C JONES   RITCHIE L JONES JR   ROBERT JONES   ROBERT JONES   ROBERT A JONES   ROBERT ADRIAN JONES   ROBERT B JONES   ROBIN RENEE JONES   ROGER JEREMIAH JONES   ROMEL DYSHUN JONES   RUEBEN JONES   RUSTEE JAY JONES   RYAN JONES   SEAN MICHAEL JONES   SHANE JONES
SHARYN ANN JONES   SHAUN CURTIS JONES   SHEREE D JONES   STEPHEN J JONES   STEPHEN R JONES   STEVEN JONES   SUSAN MARIE JONES   TADD JONES   TAYLOR D JONES   TERRENCE JAMAL JONES   TIFFANY M JONES   TIMOTHY A JONES   TIMOTHY D JONES   TIMOTHY L JONES   TORY JONES
TRENN S JONES   TYLER RYAN JONES   WACEY DEAN JONES   WAYLON DOLTON JONES   WAYNE L JONES   WILBERT JONES   WILLIAM DUNCAN JONES   BRANDI N JONSON   JOHN GLENN JOOS JR   CADE ALLEN JORDAN   CAREY EUGENE JORDAN II   CHARLES C JORDAN   CHRISTOPHER JORDAN
CLAY D JORDAN   CLAYTON W JORDAN   COLEMAN EDWARD JORDAN   COOPER WAYNE JORDAN   DANIEL J JORDAN   DAVID B JORDAN   FRANK A JORDAN   GEORGE B JORDAN   HARRY L JORDAN   JAMES YATES JORDAN   JAMES WALTER JORDAN   JAZENO JORDAN   JEFFREY S JORDAN
JOSEPH DANIEL JORDAN   JOSHUA LAWRENCE JORDAN   MARC JORDAN   MATTHEW WAYNE JORDAN   MICHAEL KEVIN JORDAN   ROBERT T JORDAN   SCOTT C JORDAN   SHAWN JORDAN   TONY JORDAN   WILLIAM H JORDAN   EMILY J JORDAN-HADDOCK   ANDREW JORGENSEN   BLAIR JENS JORGENSEN
DANIEL R JORGENSEN   CAMERON JORGENSON   RYAN JORNS   BRADLEY T JOSEPH   CHRISTIAN JOSEPH   CODY ALAN JOSEPH   DANNY X JOSEPH   DARIO JOSEPH   JOSHUA TYLER JOSEPH   MICHAEL A JOSEPH   MICHAEL F JOSEPH   NANCY JOSEPH   ROGER J JOSEPH   TESFA JOSEPH   BAYLOR R JOSEPHSON
RAHUL ASHWIN JOSHI   SOHAM UMESH JOSHI   SURABHI JAYANT JOSHI   SELVAGANAPATHI JOTHIPASU   SPENCER K JOUDREY   JASON EUGENE JOURDEN   FRANCISCO JOVEL   JOHNNY D JOWERS   LISA A JOWERS   ANDREW B JOYE   MICHAEL G JOYE   ZACHARY WILLIAM JOYE   JULIUS L JOYNER
JUSTIN MICHAEL JOYNER   LANTHONY TIJON JOYNER   PATRICK KIERAN JOYNER   TOVONNIA JOYNER   ANNE M JOZWIAK   JOSEPH JOZWIAK   CRISTINA JUAN GASPAR   ALAN J JUAREZ   HERIBERTO JUAREZ JR   JESUS JUAREZ   JORGE L JUAREZ JR   MICHAEL L JUAREZ   ZAFIRO APRIL JUAREZ
FERNANDO NUÑEZ JUAREZ   GEOVANNI NUÑEZ JUAREZ   JOSE DE JESUS MARIN JUAREZ   KEVIN FERNANDO JUAREZ BAUTISTA   JOAQUIN JUAREZ JUAREZ   OSBEL JUAREZ MEDINA   PEDRO RICARDO JUAREZ RODRIGUEZ   JAZMYN REBEKAH JUAREZ-RIOS   JENNIFER JUDD   MATT JUDD   JORDAN JUDKINS
MATTHEW D JUDKINS   BRENT W JUDY   CHARLES R JUDY   TERRENCE L JUEDEN   ANDREA ALEGRE REYES JUGALBOT   CHRISTOPHER JAMES JUHL   DEREK A JULANDER   JACOB MELVIN JULANDER   JAROM JULANDER   JAYSON T JULANDER   RILEY DEWAYNE JULANDER   JUSTIN MICHAEL JULIAN
LOICK JULIEN   YEISISBELL ANDREINA JULIO GUTIERREZ   TRAVIS RAYMOND JULIUS   KHALEEL JUMAN   THADDEUS JUMAN   ALLEN RAY JUMP III   BLAKE BRENDAN JUMP   DUSTIN BAILEY JUMP   RANDY W JUMPS   CHAD R JUNCK   CLAYTON C JUNEK   ERIC JUNIUS   JAMES A JUNKER
MICHAEL SCOTT JUNKERMAN   GERRAD ISAIAH JUNKERSFELD   JOSEPH RYAN JUNKIN   TIMOTHY C JUNKIN   JERRY MASON JUNKINS   MATTHEW WAYNE JUNKINS   MICHAEL STANLEY JUNOT   DANN ELWOOD JUNTUNEN   PENNY JO JUPIN   KENDRA A JURACEK   STEPHEN JUREWICZ   TIM JURGIELEWICZ
ROBERT ANDREW JURIC   LEOBARDO JUSAINO   STEPHEN A JUSTICE   STEPHEN TYLER JUSTICE   JEREMY SHANE JUSTUS   PRESTON LAMAR JUSTUS   RANDY KAAE   TYLER KAARSEMAKER   JONATHAN KABAL   YANNICK KABWIKA KABWIKA   CHERYL KACHELLEK   DANIEL KACHKAN   ANDREW W KAECH
TEDDY JAYMZ KAEPPEL   RAINE POHAKU KAHEAKU-PAIVA   BRADLEY KAHL   CHRISTOPHER H KAHLO   KEITH A KAHLO   CHASE MITCHELL KAHNY   NICHOLAS E KAHNY   KEALON R KAHRE   ADRIENNE N KAIGLER   JON WESLEY KAIGLER   RANDY A KAISER   CHARLES T KALE   SHAGUL KALEEL   KEVIN KALEN
DENIS KALEV   PATHIRAKALIAPPAN KALIAPPAN   PEER MOHAMED KANI K KALIBULLA P M   GURUMOORTHI K KALIDOSS S   BYRON M KALIN   KIEFER J KALIN   KIEL J KALIN   JAMES M KALINCHOK   JESSICA KALISZ   BALAN KALIYAPERUMAL   SANKAR KALUSIVALINGAM   ISHWARYA KALUSULINGAM P
NOAH MICHAEL KALVELAGE   PAUL R KALVELAGE   SHELBY CLAIRE KALVELAGE   DAVID KAM KIN   VEERAJ KAMBLE   ETHAN THOMAS KAMERER   CORY S KAMINS   DAVID KANG KAMINSKI   JEFFERY MICHAEL KAMINSKI   NICHOLAS P KAMINSKI   BRANDON D KAMPHAUS   DEMETRIUS KAMPOUROGIANNIS
KELLI JO KAMPSCHNIEDER   JEAN CARLOS KAMRADT   CHANDRA SHAKER REDDY KANCHARLA   RYAN J KANDER   SHIVANI KANDHARE   RAYMOND KANDOLIN   BRENDAN P KANE   IAN KANE   NICHOLAS MICHAEL KANE   STEVEN H KANE   CADE C KANEKO   HERBERT HIDEO KANEKO
CONSTANTINE G KANELOS   KAVIYARASAN KANIRAJ   NATHAN BOUNE KANJANABOUT   DIVINE KANKU NGOLELA   ARAVIND KANNAN   PASUPATHY KANNAN   SANTHOSHKUMAR KANNUSAMY   JULIE KANNUSSAARI   MARK KANTOR   ABHISHEK KANWAR   GWENDOLYN KAOPUA   TIAL KAP
KEVIN KAPELLUSCH   ISAAC LEON KAPLAN   STEVE KAPOGINES   NEHA KAPOOR   MITCHELL L KARACSON   LESLIE A KARCHER   TONY KARES   KYLE KARGOL   ROBERT J KARIGAN   MEHDI KARIMAN   EMERY TROY KARLINSEY   KEVIN KARLONIS   NICOLE ROCHELLE KARLSTADT   BEN FRANK KARMANN JR
SOFIA KARMAZIN   AMANDA LOUISE KARMEL   KAMESHWARAN KARNAN   THOMAS L KARNES   ERIC DAVID KARP   MICHAEL S KARPINEN   SHARI KARPYSHYN   DWIGHT JAMES KARR   GARRETT ANTHONY KARR   KOLBY R KARR   TIMOTHY LOUIS KARRAKER   CAROL S KARRH   SRIRAM KARTHIKEYAN
JACOB KEITH KARTZ   ABHIRAM KARUMANCHI   KARUNAKARAN KARUNAPRAHASAM   MUTHURAJAGANESAN KARUPPASAMY   SASIKUMAR KARUPPASAMY   LUKAS JOHN KARUZA   JEREMY JOHN KASAL   RICHARD M KASARDA   MURUGAN K KASHIMANI S   MYDEEN KASIMMALK BAVA   MICHAEL E KASSAY
AARON D KASSMEIER   JACOB H KASTEN   LUKE THOMAS KASTEN   ROSS E KASTL   HIMABINDU KASTURI   STAN KASZECKI   MATTHEW D KATES   BENJAMIN PAUL KATH   BRIAN P KATH   SAGAR KATHIRIYA   WILLIAM KATSCHILO   PHILLIP KATZ JR   RICHARD MICHAEL KATZ   TODD R KATZ
ALLEN G KAUFFMAN   HOLLY NICOLE KAUFFMAN   LOGAN R KAUFFMAN   MYRA L KAUFFMAN   ANDREA KAY KAUFMAN   DANIELLE JEAN KAUFMAN   OMER J KAUFMAN   RUSTY R KAUFMAN   WILLIAM THOMAS KAUFMAN III   CLINTON C KAULBACH   SIMRANJEET KAUR   STEFEN M KAUR   WADE L KAUS
JAMES S KAUTZ   KELLI MARIE KAUTZ   DOUGLAS D KAUWE   PRAVEEN KAVALEDURGA   MICHAEL KAVANDER   POOVARASAN KAVERI   MARTIN KAWECKI   TIMOTHY KAWECKI   CHRISTOPHER A KAY   BERCLEE KAYE   JULIAN KAYSEAS   ROBERT JOSEPH KAYSER   ALEXANDER KAZAK   NAJMEH KAZEMINEJAD
JOHN CHRISTOPHER KAZYAK   GREGORY A KEACH   MICHAEL PATRICK KEANE   LUANN MAILELAULII KEAO-MOISES   JAMIE L KEARL   NICHOLAS O KEARL   BYRON MUTIC KEARNEY   HARRY CLINTON KEATTS III   MATTHEW LOWELL KECK   RYAN PATRICK KECK   CRAIG W KEDWARD   ALEX T KEEFE
AUSTIN T KEEFE   JASON MICHAEL KEEFE   MARK CHRISTOPHER KEEFE   JASON KEEFER   RAMAL DAVID KEELER JR   MEGAN KRISTEN KEELEY   TROY KEELEY   DUSTIN LEE KEELING   JANET MICHELLE KEELING   JIM M KEELS JR   FRANKLIN R KEEN   JAMES CHAD KEEN   ZACHARY JOSEPH KEEN
JEFFREY H KEENAN   AARON K KEENE   PATRICK D KEENE   COLTON KEENER   HEATH L KEENER   JESSICA L KEENER   CHRISTOPHER KEENEY   WESTON KEENUM   GARY N KEES   JESSE TYLER KEES   KATHLEEN R KEESEE   EDWARD SEARCY KEFFER   JEFFERY E KEFFER   JAMES ERIC KEHLEY   BRENT KEHOE
CHRISTIAN KEHOE   ROBIN KEHOE   RENEE E KEILMANN   STEPHEN D KEIM   AUSTIN JORDAN KEISER   ALISA D KEITH   DONALD LEE KEITH   GARRETT KEITH   JAMIE KEITH   JEREMY DWAYNE KEITH   JOSEPH KEITH   KEEGAN KEITH   ROBERT JOSEPH KEITH   RODNEY KEITH   MICHAEL KUAALOHA KEKOA JR
PONO T KEKUA   BRADLEY T KELBERLAU   DUSTIN TAVIS KELDERMAN   WADE KAULANA KELIIKIPI   CARROL L KELLAHAN JR   KADYN D KELLAHAN   GARY EUGENE KELLEMS   AMBRIANNA LYNN KELLER   BLAKE KELLER   BRANDON KELLER   BRIAN M KELLER   DAKOTA JAMES KELLER   GREGORY DEAN KELLER
HANNAH KELLER   JENNA KAY KELLER   JULIE A KELLER   MICHAEL D KELLER   MICHAEL R KELLER   NICHOLAS WAYNE KELLER   RANDY KELLER   REECE LOGAN KELLER   SCOTT CHRISTOPHER KELLER   SETH KELLER   TROY JAMES KELLER   TROY L KELLER   VANDIVER KELLER II   ZACKERY SHANE KELLER
JARRED ALAN KELLETT   MICHAEL KELLETT   TIMOTHY W KELLETT   ANTHONY FITZGERALD KELLEY   CHRISTOPHER KELLEY   DAVID JAMES GUIN KELLEY   DOUGLAS PALMER KELLEY   ELMER G KELLEY JR   KEVIN M KELLEY   KRISTI LYNN KELLEY   KYLE L KELLEY   LESLIE C KELLEY   MICHAEL JOSEPH KELLEY II
RANDALL G KELLEY   TAMMY C KELLEY   TODD L KELLEY   WYATT EARLE KELLEY   CAYSEN MICHAEL KELLIHER   ERIC M KELLOGG   BRADEN KELLY   CAITLIN KELLY   CALEB RAY KELLY   CHRISTOPHER R KELLY   CURTIS R KELLY   DALTON C KELLY   DAVID BENJAMIN KELLY   DEMACION S KELLY
GRAYLIN DAVIS KELLY   JAMES CHRISTOPHER KELLY   JARROD D KELLY   JASON KELLY   JEFFERY WAYNE KELLY   JOSHUA GARRET KELLY   LANDON ALLAN KELLY   MICHAEL E KELLY   MICHAEL J KELLY   PATRICK KELLY   REBECCA M KELLY   ROBERT KELLY   SHANE HUNTER KELLY   SHAUN KELLY
TREVOR SCOTT KELLY   TONY KELPINE   THOMAS W KELSEY   WAYNE KELSHEIMER   BRIAN KELSKEY   HUNTER C KELSOE   COBY RAY KELTON   SUNTARO KEM   HAYLEY COGHLAN KEMMERLIN   AARON KEMP   ALEX MILTON KEMP   BENJAMIN H KEMP   DERRICK L KEMP   JORDAN KEMP   MICHAEL JACOB KEMP
NATHAN KEMP   PATRICIA L KEMP   TYLER A KEMP   DWIGHT C KEMPER   LOGAN C KEMPER   WILLIS C KEMPER   THEODORE J KEMPF   BLAKE DANIEL KEMPLE   DUSTEN R KENDALL   DYLAN ROBERT KENDALL   RUSSELL KENDALL   DONALD J KENDEL   JEFFREY STEPHEN KENDERDINE   DANIEL R KENDRICK
SHAWN BRADLEY KENDRICK   VANCE C KENDRICK   EVAN MICHAEL KENEIPP   ERIC J KENKEL   ADAM DEE KENNEDY   BRIAN CHASE KENNEDY   BRIAN M KENNEDY   CHARLES A KENNEDY   GARY G KENNEDY   JAMES A KENNEDY   JAMES L KENNEDY   JAYLEN MARK KENNEDY   JESSE JAMES KENNEDY JR
JESSE LEE KENNEDY   JOHN C KENNEDY JR   JORDAN J KENNEDY   JOSEPH ALVIN KENNEDY   JOSHUA KENNEDY   JUSTIN B KENNEDY   KYLE WAYNE KENNEDY   LAURIE BALLARD KENNEDY   MATTHEW GREER KENNEDY   NANCY CHONG KENNEDY   PETER VINCENT KENNEDY   SEAN THOMAS KENNEDY
STALEY MICHELE KENNEDY   TUCKER WAYNE KENNEDY   EMILY FAITH KENNELL   DANE KENNEY   JEANOT KENNEY   WILLY KENNEY   GENE A KENNON   JEFF KENNON   JOHN B KENNON   LORENZO J KENNON   CHRISTOPHER RAY KENNY   ROBERT KENNY   GRAHAM CHARLES KENT   JUSTIN ERVIN KENT
NEWLIN LANCE KENT   WHITNEY NICOLE KENT   WILLIAM KRIS KENT   XANDER LEWIS KENT   ROSALIND D KENTON   ROBERT M KEPHART   ALEX NEIL KERBY   CHRISTINE MICHELLE KERBY   DONALD E KERCHEVAL JR   THOMAS PATRICK KERIVAN   JOSEF KERKAI   ANDREW S KERN   DANIEL KERN
DANIEL KERN   JOSHUA RAY KERNS   WILLIAM E KERNS   KEELEY STEELE KERR   LANDAN PHILLIP KERR   WADE KERR   AARON M KERSEY   BRIAN KEITH KERSEY   JUSTIN KERSEY   TONNY RAY KERSEY   LUCAS KERSLAKE   RICHARD KERSTEN   WILLIAM GERALD KERSTEN   DAVID A KERSTING
ALEC JAMES KESLING   NOLAN TIMOTHY KESSEL   RONALD K KESSEL JR   TIMOTHY ERIK KESSEL   ADAM CHRISTIAN KESSINGER   BRIAN JOHN KESSLER   BRIAN K KESSLER   COLE ANDREW KESSLER   COREY JAMES KESSLER   CURTIS ALLEN KESSLER JR   DONNA MARIE KESSLER   KORI R KESSLER
MICHAEL S KESSLER   RIAN J KESSLER   SHAWN W KESSLER   SHELBY FAITH KESSLER   TROY MARVIN KESSLER   JUSTIN B KESTING   KEITH PAUL KESTING   NICHOLAS C KETCHAM   AMANDA MARIE KETCHUM   MACEY R KETTELKAMP   BRADLEY M KETTERER   AUBREY KETTERING   ANTHONY D KETTLESON
HITESHKUMAR KAMLESHBHAI KEWALRAMANI   DAVID R KEY   JOHN DAVID KEY JR   JON B KEY   TERRANCE TYRELLE KEYES   TIMOTHY ALEXANDER KEYES   TRISTEN J KEYES   TYSON J KEYES   CODY R KEYLARD   CRAIG WILLIAM KEYS   JUSTIN DEL KEYS   TIMOTHY KEYS   CHAD MICHAEL KEYT
RYAN KHABBAZI   ALI KHAJEHEI   SHAHROUZ KHAJEHMOLAEI   FAREED KHAN   ISHMAEL KHAN   JUNAID H KHAN   KEVIN KHAN   MOHAMMAD T KHAN   MOHAMMED KHAN   NABEEL KHAN   NOMAN ALI KHAN   QASIM HASSAN KHAN   QAYS KHAN   SALISHA KHAN   SHERAZ ALI KHAN   TAHA FAZAL KHAN
TALHA KHAN   ZAHEER KHAN   AJAY KHANDARE   ROHIT KHANDE   SAMPADA KHARBAS-KURTZ   DAVID KHAY   QASIM AZEEZ ABDULRIDHA KHAZAIL   AMER M KHDAIR   SOLOMON Y KHDAIR   KYAW H KHINE   ZOSSIA KHORSEEVA   MDSAIFULLA KHOT   JAKOBEY WAYNE KIBBY   BENJAMIN KIBLER
TIMOTHY KIBLER   JASON D KIBORT   JACOB RYAN KICK   ANTRELL KIDD   CHRISTOPHER RYAN KIDD   DAKOTA WADE KIDD   JENNIFER L KIDD   JON A KIDD   JONATHAN P KIDD   MATTHEW KIDD   ROBERT KIDD   BRIAN A KIDWELL   NICHOLAS KIDWELL   VICTORIA KIDWELL   DAVID W KIEFF   KEVIN W KIEL
KRAIG A KIEL   PAUL-JOSEPH KIELCZEWSKI   SIMON KIELCZEWSKI   MICHAEL W KIEPKE   SHAWN THOMAS KIERNAN   JAKE S KIESEL   JOHN S KIESEL   TREVIS KIFER   BRADLEY D KIGER   KARISSA DONIELLE KIGHT   KAYLA DAWN KIGHT   SAMUEL LOUIE KIGHT JR   MALISSA A KILBER   DANIEL Z KILBORN
LANCE A KILBREATH   STEPHEN KILBRETH   BERNARD T KILCULLEN   BERNARD THOMAS KILCULLEN III   BRADLEY S KILGORE   NOLAN WAYNE KILGORE   SHEILA KILGORE   MICHAEL SHANE KILLGO   COLTON KILMER   MELISSA KAY KILPATRIC   KATHRYN M KILPATRICK   RILEY SCOTT KILPATRICK
TYLER J KILPATRICK   RANDY KILROY   JEONG MAN KIM   JIYONG KIM   JOSEPH KIM   MATTHEW KIM   STACY L KIM   GREGORY A KIMBAL   JEAN E KIMBALL   JEFFREY S KIMBALL   RICHARD MICHEAL KIMBLE   JORDAN KIMBRO   MICHAEL KYLE KIMBRO   BRENDA KIMMEL   CLIFFORD E KIMPEL
JEREMY L KIMPEL   TYLER LAWRENCE KIMPEL   MASON ALEXANDER KINARD   JOHN FREDRICK KINAS   CLIFTON R KINCAID   DAVID J KINCAID   DAVID N KINCAID JR   GEORGE LUCIAN KINCAID III   KALEB KINCAID   TALVIN DESHAWN KINDEL   BRIAN MICHAEL KINDER   CHRISTOPHER KINDER
WALTER TODD KINDLE   LEONARD L KINDS   MICHAEL KINDSWATER   AARON ROBERT KING   ALEXANDER RAY KING   BEAU AUSTIN KING   BENJAMIN KING   BRUCE L KING   CARLOS DURRELL KING   CHAD KING   CHRISTOPHER J KING   CLARENCE R KING   DANNY JOE KING   DARRELL JEREMIAH KING
DARYL C KING   DAVID KEITH KING   DENISE O KING   EBONY JAMISE KING   ETHAN SAMUEL KING   FRANK ALLEN KING   HENRY ALAN KING JR   HOWARD WILLIAM KING   JACK E KING   JAMES KING JR   JEROME KING   JESSICA NICOLE KING   JOHN S KING   JOHN WESLEY KING IV   JOSEPH KING
JUSTIN BRENT KING   JUSTIN WORTH KING   KOREY WILLIAM-JAMES KING   KRISTY KING   LIZ KING   MARK LEE KING   MICHAEL J KING   MICHAEL J KING   MICHAEL K KING   MICHAEL SEAN KING II   MICHAEL THOMAS KING   MICHAEL W KING   MIKE A KING   NATHANIEL JOSEPH KING   NYREE D KING
PATRICIA NA KING   PATRICK J KING   RANDY HOWARD KING   RENRICK GARNET KING   RICHARD B KING   ROBERT KING   SAMMUEL CLAYTON KING   SCOTTIE KING   SHAWNA DIANE KING   SHONDEL S KING   VANESSA KING   WENDEL KING III   WESTON MERLYN KING   WILLIAM JEFFERIES KING
TRAVIS KING-CYRENNE   JUSTIN D KINGERY   CHAD ALAN KINGHAM   WILLIAM W KINGSBERY   SARA KINGSBURY   KEATON ALEXANDER KINGSTON   MICHAEL S KINKADE   BRADLEY A KINKEAD   AUSTIN LEE KINLAW   JUSTIN LEE KINLAW   JOSHUA KINLER   PAUL D KINMAN   KELLEY J KINNAIRD
GARY P KINNETT   GREGORY WAYNE KINNEY   JENNIFER KINNEY   JOSEPH KINNEY   STEPHEN KINNEY   JOHN M KINSELLA   KERRY L KINSER   BRANDON C KINSEY   DAVID L KINSEY   ROY KINSEY   RYAN J KINSMAN   JOHN J KINTER   BRANDEN KIPER   MARK D KIPP   CHRISTOPHER SHANE KIRBY
COREY KIRBY   KERRI J KIRBY   KRISTOPHER RICHARD KIRBY   MITCHELL M KIRBY   ROBERT W KIRBY   ZACHARY LOGAN KIRBY   ZACHARY JOSEPH KIRCHHOFF   JOSEPH HENRY KIRCHNER   ALEKSANDR A KIRILLOV   BRETT ALAN KIRK   HAYDEN SCOTT KIRK   HENRY N KIRK JR   JONATHAN FREEMAN KIRK
SHANE M KIRK   THOMAS JEREMIAH KIRK   TIMOTHY R KIRK   TIMOTHY RAY KIRK II   VICTORIA L KIRK   WILLIAM T KIRK   MICHAEL K KIRKENDALL   AUSTIN LEE KIRKLAND   BRIDGET ANTOINETTE KIRKLAND   JUSTIN THOMAS KIRKLAND   LACEY KIRKLAND   NATHAN W KIRKLEY   THOMAS DOUGLAS KIRKLEY
ANDREA M KIRKPATRICK   DAVID L KIRKPATRICK   JEROME R KIRKSEY   ROBERT E KIRKSEY   KATHLEEN BURK KIRN   JOSHUA G KIRSTINE   SHANE M KIRSTINE   LEON M KIRVEN   ROBERT W KIRVEN   SAMUEL KIRVEN   ALEXANDER KISCH   WILLIAM CLINTON KISER   NATHANIEL J KISKIS   KEEGAN J KISNER
KENNETH KARL KISSNER   ANTHONY J KIST   KATHERINE ELIZABETH KISTLER   PRESTON LANE KITCHENS   RODNEY KITCHENS   RONALD D KITCHENS   SAMUEL CHASE KITCHENS   TERRY W KITE   MYLES KITSON   GREGORY C KITTEL   DREW L KITTERMAN   MAXIMILIAN MIKYLE KITTLE   RYAN J KITTS
BRIAN M KITZMILLER   JAKOB T KITZMILLER   ROBERT AARON KITZMILLER   SHUJI KIYAMA   JASON K KIZZIAH   WILLIAM KLAGES   NICHOLAS KLAPKA   DUSTIN KLASSEN   MICHAEL KLASSEN   RYAN JAMES KLASSEN   JUSTIN A KLEBBA   KEITH MARVIN KLEENSANG   ANGELA L KLEIN   ASHLEY KLEIN
CHRISTOPHER M KLEIN   DOUGLAS S KLEIN   REESE MICHAEL KLEIN   MONTE L KLEINE   BEVERLY ANNE KLEINHENZ   MICHAEL D KLEINSCHMIT   DAVID DOUGLAS KLEMINSKY   JAMES KLEMP   SHAWN KLEPPER   JUSTIN KC KLEVEN   JEFFERY KLIMCZAK   VALERIY KLIMOVICH   BRICE ANDREW KLINE
DANIEL L KLINE   HUNTER W KLINE   JEFFREY SEAN KLINE   MELISSA D KLINE   JOSEPH J KLING   JUSTIN KLING   KEVIN D KLING   JAMES BRADLEY KLINGENSMITH   ARTHUR KLIPPLE   BRON P KLIPPLE   ADAM KLOPFENSTEIN   JUDE PHILLIP KLOPP   MARK J KLOS   DEBORAH S KLUG   CHAZZ ISAAC KNALLS
GREGORY RONALD KNAP   AMANDA M KNAPP   BENJAMIN A KNAPP   CHRISTOPHER JAMES KNAPP   ETHAN M KNAPP   GREGORY KNAPP   KYLE T KNAPP   MICHAEL J KNAPP   ROBERT R KNAPP   TIMOTHY KNAPP   JAMIE MARIE KNEBEL   CYNTHIA KNECHT   SHAUN P KNECHT   JENNIFER L KNEIFL
SIDNEY J KNEIFL   CHESTER R KNELL   TROY KNELSON   COLBY A KNERR   BRIAN M KNICHEL   EMILY ANNE KNICHEL   ANGIE KNICKMEIER   MATTHEW P KNIEVEL   MATTHEW T KNIEVEL   BENJAMIN C KNIGHT   CHANCE DILLAN KNIGHT   DAVID B KNIGHT   ERIN M KNIGHT   JAMES W KNIGHT
JEFFREY MARTIN KNIGHT   JONATHON KNIGHT   JUSTIN LARRY KNIGHT   JUSTIN TYLER KNIGHT   KEITH ALLEN KNIGHT   KENNETH C KNIGHT   MATTHEW EDWARD KNIGHT   MORGAN NEANDREW KNIGHT   PAULA W KNIGHT   ROBERT LEE KNIGHT II   ROY A KNIGHT JR   SHAUN MICHAEL-BARAN KNIGHT
TED A KNIGHT   WILLIAM KNIGHT   WILLIAM ROBERT KNIGHT JR   ZACHARY M KNIGHT   BRITTNEY SADE KNIGHTON   TECK KNIPE   KRISTINA ELIZABETH KNIPSTEIN   PHILLIP D KNISELY   DAVID S KNISLEY   GENE T KNOBLAUCH   PATRICK J KNOLL   RICHARD W KNOLL   MICHAEL BRADLEY KNOLTON
AUSTIN KNORR   BRANDON KNOTT   BRYAN T KNOTTS   CODY J KNOTTS   COREY LEE KNOTTS   LOUIS R KNOTTS   CURTIS KNOWLES   KOHNER BOMAN KNOWLES   TRAVIS KNOWLES   JAMES KNOX   KENT KNOX   TREVOR KNOX   RYAN A KNOYLE   LANCE GENE KNUCKLES   GARY A KNUDSEN
ROCHELLE LEE KNUDSEN   KANDI FAWN KNUPP   LEVI CLAY KNUPP   GERALD D KNUTH   JEREMY D KNUTH   ANA MARIE KO   CARLITO JR KO   ADAM EDWARD KOCH   ANTON KOCH   DAVID KOCH   JARED KOCH   JEFFERY J KOCH   KEVIN OWEN KOCH   ROBERT G KOCH   SAMUEL ALEXANDER KOCH
JOSHUA KOCHAN   BRADLEY C KOCHER   MICHAEL A KOCHERT   LINZIE KATHRYN KOCKA   JAY W KOCON   TAMERA J KOEGLER-VAUGHAN   AUSTIN KOEHLER   JEREMY L KOEHLER   KAITLINN TAYLOR ROSE KOEHLER   KYLE W KOEHLER   NEAL W KOEHLER   SETH WILSON KOEHLER   TYLER A KOEHN
KEVIN J KOELBL   JACOB BRUCE KOELE   JOSHUA J KOEPKE   CHRISTOPHER KOEPPEN   ROBERT KOERNER   ROGER A KOERTING   DAVID KOESTER   MICHAEL A KOESTER   CHRISTOPHER KOFAHL   ZACHARY LEE KOHER   BENJAMIN KOHL   COLLEEN BREANA KOHL   SARAH E KOHLER   BENJAMIN RAY KOHLES
TYSON KOHLLEPPEL   IVAN B KOHUT   JACOB KOHUT   AUSTIN KOILE   OLUWATOBI KOLAPO   BRANDON KOLB   LORI ANNETTE KOLKMEYER   CY CLARK KOLLAR   WILLIAM A KOLLER   METKA KOLM   CHRISTOPHER KOLOFF   ROBERT D KOLTERMAN   ARCHANA NA KOMANDURU   DANIEL R KOMAR
CARL KONES JR   CARL KONES SR   KYLE EDWARD KONG   ALLEN J KONIECZNY   PETE KONING   JAMES D KONKLE   KYLE JOSEPH KONTOR   KYLE J KONZ   JOHN D KOONCE   JEREMY K KOONS   SAMMY KOONS   CAROLYN KOONTS   KIMBERLY R KOONTZ   CATHERINE L KOPEJTKA   KENNETH FREDRICK KOPP
ROBERT D KOPPEN   JOHN PAUL KOPRUCKI   ALCINDA KORDECKI   JOSEPH KORIENEK   PATRICIA KORN   BRANDON E KORNEGAY   DOUGLAS KORNELSEN   MARCUS KORTAN   DAVID P KORTE   LOUIS A KORTH   MEAGAN L KORTH   NICHOLAS H KORTH   ALEXANDER KORY   MARIUSZ KOSALKA
KEVIN S KOSCH   NOLAN THOMAS KOSCH   JAMES KOSCHMANN   ERICA LYNN KOSELKE   FAITH JEBET KOSGEI   KENNETH KOSINSKI   BENJAMIN DANIEL KOSLER   MICHAEL J KOSLOSKY   STAS C KOSNIK   BRIAN KEITH KOSOLA   BRANDON KOSS   EMMA KOSS   JERRY KOSTIUK   MAX KOSTOFF
JASON KOSTYSHYN   CORY KOT   ROXANN E KOTCHKOE   ARYA SANJAY KOTHARI   SANJAY MANOHAR KOTHARI   RYAN TALAL KOTOB   DANIEL J KOTOWSKI   JUSTIN M KOTTKAMP   PETRUS FACHULYN KOTZE   BRIAN F KOTZIAN   DANIELLE DORITA MAHALA KOTZIAN   ANDREW S KOVACS   DANIEL P KOVAL
JONATHAN M KOVALCHICK   VLADIMIR KOVALSKI   JASON D KOVERMAN   CHRISTOPHER MICHAEL KOVSCEK   HAYDEN ALEXANDER KOWALCHUK   LARRY KOWALKOWSKI   DEREK T KOWALSKI   SHAWN KOWALSKI   ERIC M KOWALSKY   CHAD MICHAEL KOYLE   NICK ALEXANDER KOZAK   TYLER KOZAKEVICH
RILEY JAMES KOZEMKO   THOMAS MICHAEL KOZIOL   JOHN ADAM KOZLOSKI   COLBY PAUL KRAEMER   GREG KRAEMER   HUNTER JAMES KRAEMER   SETH JOSEPH KRAEMER   ERIC L KRAEUTLE   DAVID WAYNE KRAFT   MICHAEL J KRAFT   TAYLOR MATTHEW KRAFT   AGATA KRAHEL   TONI KRAHN
COREY D KRAMER   JOSHUA KRAMER   QUINCY LEWIS KRAMER   SANDRA KRAMER   ROBERT KRASNIEWSKI   ERIC MICHAEL KRASNOW   JARED KRAUS   CAROLYN KRAUSE   CHRISTINA KRAUSE   CHRISTOPHER ROBERT KRAUSE   CODY VON KRAUSE   RANDALL C KRAUSE   TIMOTHY KRAUSE
IVAN KRAVTSOV   ROBERT G KRAWIEC JR   NIKOLAS D KRAYCH   DARYL J KREBS   JOSHUA KREBSBACH   MARK A KRECH   JOSH S KREDIT-PHELPS   DONALD GREG KREIDER JR   NICHOLAS R KREIKEMEIER   MONTE L KREMLACEK   THOMAS FRANCIS KRENEK   RYAN S KRESGE   JESSICA KRESS
ALEXANDER KREZMAN   ALEKSANDRA KRICKOVIC   PHILLIP A KRIDER   DAVID MICHAEL KRIDNER   MICHAEL T KRIDNER   JACOB D KRIENERT   ZACHARY P KRIENERT   KATHLEEN KRIKORIAN-DAMEN   MARY KRISELL   NITHISH KRISHNAKUMAR   EZHILARASAN KRISHNAN   NIRANJAN KRISHNAN
VARUN R KRISNAN   KLAUS KRISTIANSEN   BRANDON KRITER   ASMIR KRIVIC   VAHIDIN KRIVIC   TESSA KAY KRIZ   MITCHELL RYAN KRIZMAN   MICHAEL BERNARD KROEGER   ERIC H KROHN   JONATHAN KROHN   ASHLEY A KROLL   ERIK KROLL   JASON J KROLL   RICHARD WALTER KROLL   JERALD S KROMER
RANDALL S KROPF   KATELYNN MARIE KROUT   RICHARD J KRUCHTEN   ADAM T KRUEGER   CHRISTOPHER ALAN KRUEGER   DIANA L KRUEGER   DOUGLAS A KRUEGER   JOSIAH DAVID KRUEGER   MELISSA J KRUEGER   NATE DOUGLAS KRUEGER   STEVEN T KRUEGER   WILLIAM DEAN KRUEGER
THOMAS KRUEL   ARIC A KRUGER   JONATHAN KRUGER   KRISTY R KRULIK   CODY ALLEN KRUMLAUF   TAD A KRUMLAUF   GARY R KRUMPELMAN   KEVIN B KRUMVIEDA   RYSZARD KRUPA   JUSTIN R KRUSE   SHANNON E KRUSE   TIMOTHY M KRUSE   TAYLOR ELISE KRUSEMARK   TONY E KRUSEMARK
RYAN WESLEY KRUTSINGER   JESSICCA LYNNE KRYSOWATY   JOSHUA KSIOSZK   EVRARD DAVY KUATE   MARC CHRISTOPHER KUBAS   KALE WILLIAM KUCERA   MAX MYRON KUCERA   GREGORY A KUEBRICH   JASON NEAL KUEHLEM JR   TERRY J KUEHLER   DAVE M KUELTZO   CHRISTOPHER M KUESTER
GUSTAV KUESTER   TREVETTE ANDREW KUESTER   PATRICK M KUFFEL   ADAM HAMMOND KUHN   ANDREW G KUHN   CHRISTOPHER ANDREW KUHNS   MARK M KUKIELA   AVDO KUKULJICIC   MICHAEL ALEXANDER KULIFAY   CANDACE KULLMAN   MICHAEL KUMAPLEY   ABHISHEK KUMAR   NAVEEN KUMAR
PRAVEEN KUMAR   VIJAYA KUMAR   PRADEEP K KUMAR R   GOKUL K KUMAR T   PATRICK SEAN KUMER   ALYSSA KUMFER   SALLY ANNETTE KUMMER   ANDREW KUNDRAT   VAMSEE KRISHNA KUNDURTHI   WILLIAM P KUNERT   STEVEN WAYNE KUNIMURA   HALEY KAY KUNKEL   TYLER J KUNKEL
ETHAN M KUNKLE   MICHAEL R KUNKLE   CHARLES KUNO   JACOB ALFRED KUNZ   JASON K KUNZMAN   JOANNE KUPECKI   KIRSTIN KURILLA   KELLY J KURISU   BRYAN M KURLIAK   BRIAN E KURNAT   CORY MATTHEW KURTZ   PHILIP D KURTZ   ROBERT J KURTZ   ADRIENNE M KUSEK   ADAM R KUSHNER
SHEILA KUSS   IAN ANDREW KUSTAFIK   CATHERINE KUSZCZAK   ANTHONY J KUTA   WILLIAM E KUTCHELL JR   MARK A KUTCHEN   KRIS KUTTERER   KEVIN KRISTOPHER KUTZ   LARRY KUTZ   STEVEN KUTZ   COREY KUYPERS   DANIEL P KUZMINSKI   ERIC KVIEN   CAMERON THOMAS KWIECIAK   IAN KYAZZE
JOEY MATTHEW KYKER   WALTER C KYLANDER III   BRODY LANE KYLE   DANIEL HOWARD KYLE   JOSEPH DALE KYLES   RICK P KYRISS   BRIAN A KYROUAC   DARREN MICKY KYSER SR   AKO LA ROSA   JULIO LA ROSA   LEONARDO AGUSTIN LABASTIDA CHAVEZ   SCOTT P LABBE   LOGAN DAVID LABEAU HARKINS
GHISLAIN LABERGE   JACK LABIB   JOSHUA LABIGNAN   PAUL LABINE   MATTHEW C LABISHAK   CHARLES LABONTE   JEAN LABONTE   DAVID JOEL LABOY   JOSE M LABOY   RODRIGO LABRADO   KURTIS LABRANCHE   LEVI LABRASCEUR   JONATHAN LABRECQUE   PAUL LABRIOLA   JOHN K LACANNE
CHRISTOPHER S LACAVA   KIMBERLY E LACER   KODY DANE LACER   CHRISTOPHER S LACEY   CHRISTOPHER SHANE LACEY JR   LAUREN RAKES LACEY   TROY L LACEY   JERZY A LACH   ANTHONI LACHANCE   BRENDA LACHE   HUNTER LACHMANN   BRANDON W LACK   JASON ALLEN LACK   JORDAN LACK
JOSHUA ALLEN LACK   MICHAEL K LACK   SHAWNA TAYLOR LACKEY   HUNTER JACOB LACKS   STEPHANE LACROIX   SCOTT WILLIAM LACROSS   JACOB LUCAS LACY   SETH ALAN LACY   DAWSON RAY LADD   JOSHUA LADEN   JAY MICHAEL LADEW   CHRISTOPHER JOSEPH LADNER   LINDSAY LADSON
DAVID NATHANIEL LAFAVE   DEVIN ALAN LAFINE   KARL J LAFOND   SEBASTIEN LAFONTAINE   LEWIS LAFORME   LAWRENCE JOSEPH LAFOUNTAIN II   ALEXA NICOLE LAFRANCA   KYANA LAFRANCE   ALBERT LEO THOMPSON LAFRENIERE   JEFFREY M LAGACY   JAMES M LAGRANGE
KENJI SUETSUGU LAGRANGE   PAUL MICHAEL LAGRANGE   MICHAEL LEE LAGREE   AARON TODD LAGRONE   BLAKE ALEXANDER LAGRONE   CHRISTOPHER DAVID LAGROW   DOMINICK JOHN LAGRUTTA JR   DAWN MARIE LAGUNA   NORBEN LAHOZ   TRACEY A LAHR   WINKY WAN KEI LAI
CONNOR OSCAR LAIBLE   DOUG JOHN LAING   RAYMOND A LAING   RYAN LAING   LOIK LAJOIE   MARTIN LAJOIE   DOUGLAS LAKE   MASON LEE LAKE   RACHEL JANE LAKE   JOSEPH MICHAEL LAKEBERG   STEPHEN LAKING   KOKILA LAKSHMANAN V   TRAVAS B LALA   NICHOLAS CAMERON LALANDA
SHARON LALANDA   ANDY LALCHAN   ROOKMINEE LALL   GRANT LALONDE   PATRICK LALONDE   TAYLOR LALONDE   STEPHANIE NICOLE LALONE   SHOBIA LALOO   AMBER D LAMAR   JENNIFER C LAMAR   MATTHEW D LAMAR   RODOLFO LAMAS CORTEZ   BRAD E LAMB   CHRISTOPHER EDWARD LAMB
DALLEN JUSTIN LAMB   JACOB H LAMB   JAMES ARTHUR LAMB   JARAD A LAMB   JUSTIN LAMB   MARTY ALLEN LAMB   MICHAEL WAYNE LAMB   MICHEL LYNNE LAMB   SAMANTHA JO LAMB   STEPHEN P LAMB   ZACHARY A LAMB   ALBERT E LAMBERT   ALBERT G LAMBERT   ARTHUR B LAMBERT JR
BRANTON ANTHONY LAMBERT   DANIEL LEE LAMBERT   JACOB I LAMBERT   JOSHUA M LAMBERT   JUSTEN R LAMBERT   LEE A LAMBERT   LOWELL D LAMBERT   MIKE ALLEN LAMBERT   ROY LEE LAMBERT   SETH TRACY LAMBERT   TERRY A LAMBERT   TIMOTHY E LAMBERT JR   TREY ALLEN LAMBERT
JOY A LAMBERT-BRADLEY   RYAN LAMBORN   GRANT CARTER LAMBRECHT   KYLE S LAMBRIGHT   DAVID RAY LAME   CHRISTOPHER P LAMIE   DUSTIN M LAMKIN   TYLER RAY LAMKIN   DYLAN J LAMM   TRISTIN LAMMERT   MARK V LAMPE   PAULA F LAMPE   STEVEN LAMPEL   JAMES W LAMPHERE IV
ROBERT R LAMPHIEAR   JOSIE LAMPKIN   KYLE D LAMPRECHT   KARI ANN LAMUNION   DEAN ELLIOTT LANCASTER II   GWENDOLYN RUTH LANCASTER   JOHN EARL LANCASTER JR   MARK J LANCASTER   STEVEN WESLEY LANCASTER   JENNIFER LANCE   SAMUEL D LANCE   CARMINE LANCIA
DUSTIN RAY LAND   DUSTIN E LANDANGER   MICHAEL RICHARD LANDER   HERIBERTO LANDEROS FRAGA   SHELLEY LANDIS   MATTHEW E LANDON   AMOS WHEELER LANDRUM   CORBIN JAMES LANDRUM   CORY S LANDRY   DENIS LANDRY   JAMES E LANDRY   JOSEPH LANDRY   KEVIN LANDRY
RONALD L LANDRY   TERRELL LANDRY   TUCKER KNOTTS LANDRY   ELIZABETH LANDSAW   ALLAN LANE   CHRISTOPHER LANE   DANIEL KEITH LANE   HUNTER JAMES LANE   JAKE STANLEY LANE   JARET TYLER LANE   JASON SCOTT LANE   JAYDN LANE   JEFF LANE   KEITH LANE   LAWSON LEE LANE
LIZZIE EIRBY LANE   MARK A LANE   ROBERT L LANE   RONALD L LANE   RUSSELL LANE   RYAN LANE   SHAWN W LANE   LOGAN WAYNE LANEY   ROBERT J LANEY   CARLA M LANG   CHRISTOPHER J LANG   HOMER T LANG   JASON LEWIS LANG   JEFF P LANG   MARCUS B LANG   MARK LANG   MATTHEW LANG
SABRINA S LANG   JOSHUA JAMES LANGDON   DONALD L LANGE   MICHAEL WAYNE LANGE   SHANNON LANGE   DARRELL K LANGELIA   DARRYL J LANGELLIER   SHAWN P LANGEMEIER   COLBY C LANGENBERG   JUSTIN LANGHAM   MATTHEW B LANGHAM   TREVOR LANGHORST   RICHELLE GAYLE LANGIT
MICHAEL ANDREAS LANGKILDE   JAMES T LANGLEY   LORA C LANGLEY   MATTHEW A LANGLEY   MICHAEL L LANGLEY   LAURA LANGORD   DAVID R LANGSDALE   CHARLIE GLENN LANGSTON   CHASE BRANDON LANGSTON   EVAN MICHAEL LANGSTON   HUNTER BRYTON LANGSTON   JEFFREY G LANGSTON
JUSTIN MATTHEW LANGSTON   LARRY JUNIOR LANGSTON II   THOMAS DAVID LANGSTON III   TRACY L LANGSTON   DARIAN R LANHAM   KAYDEN LANHAM   WILLIAM K LANHAM III   GAVIN KYLE LANIER   SAMUEL LANIER   SCOTT LANIER   ASHLEY NICOLE LANKFORD   CHARLES S LANKFORD
DAVID C LANKFORD   SHANE ANTHONY LANKFORD   RICHARD J LANMAN   SCOTT J LANMAN   BRANDON EUGENE LANNING   KYLE LEE LANNING   JONATHAN LANOUX   BRIAN J LANPHEAR   HEAVEN MARIE LANSDELL   ROBERT NICHOLAS LANSDELL   CHARLES JESSE LANT   GINO LANTEIGNE
JEAN-MARIE LANTEIGNE   COLE THOMAS LAPINE   LUC LAPLANTE   PASCAL LAPLANTE   BRYAN GILBERT LAPOINT   ROBERT LAPOINTE   RICHARD A LAPORTE   BRIAN S LAPPIN   ANTHONY LAPRADD   CALEB LARA   EDGAR D LARA   EPIMENIO M LARA   JOSE NATIVIDAD LARA   ROBERTO LARA
JOSE RAFAEL LARA DOMINGUEZ   VICTOR IVAN LARA LUNA   JUAN PABLO LARA RODRIGUEZ   RON C LARAMIE   JOHN D LARGE   SHELTON LANE LARGENT   TRACER LANE LARGENT   ERIK D LARIOS   JOSE ALFREDO LARIOS   WILLIAM LARIVIERE   DAISY LARIZ   LORING MICHAEL-LEE LARKAN



2024

THE SAFEST YEAR IN NUCOR'S HISTORY

At Nucor, safety is more than a commitment—it's our #1 value. By leveraging every available resource, fostering innovation, and strategic partnerships, we continue to strengthen our safety culture. In 2024, over 32,000 teammates set a new safety record, demonstrating their dedication to Grow the Core, Expand Beyond, and Live Our Culture. Their efforts are driving Nucor towards our goal of becoming the World's Safest Steel Company.



Contents



EXECUTIVE OFFICER GROUP, from left-to-right: Allen C. Behr, Executive Vice President; Noah C. Hanners, Executive Vice President; Bradley Ford, Executive Vice President; Gregory J. Murphy, Executive Vice President; K. Rex Query, Executive Vice President; Stephen D. Laxton, Chief Financial Officer and Executive Vice President; Leon J. Topalian, Chair, President and Chief Executive Officer; David A. Sumoski, Chief Operating Officer; D. Chad Utermark, Executive Vice President; Randy J. Spicer, Executive Vice President; John J. Hollatz, Executive Vice President; Daniel R. Needham, Executive Vice President

Financial Highlights

(Dollar and share amounts in millions, except per share data)

	2024	2023	% CHANGE
FOR THE YEAR			
Net sales	$30,734	$34,714	-11%
Earnings:			
Earnings before income taxes and noncontrolling interests	2,902	6,273	-54%
Provision for income taxes	583	1,360	-57%
Net earnings before noncontrolling interests	2,319	4,913	-53%
Earnings attributable to noncontrolling interests	292	388	-25%
Net earnings attributable to Nucor stockholders	2,027	4,525	-55%
Per share:			
Basic	8.47	18.05	-53%
Diluted	8.46	18.00	-53%
Dividends declared per share	2.17	2.07	5%
Percentage of net earnings to net sales	6.6%	13.0%	
Return on average stockholders' equity	9.8%	23.0%	
Capital expenditures	3,288	2,215	48%
Depreciation	1,094	931	18%
Acquisitions (net of cash acquired)	758	71	968%
Sales per average employee (in thousands)	953	1,107	-14%
AT YEAR END			
Working capital	$7,498	$11,791	-36%
Property, plant and equipment, net	13,243	11,050	20%
Long-term debt and finance lease obligations (including current maturities)	6,725	6,723	-
Total Nucor stockholders' equity	20,294	20,940	-3%
Per share	87.17	85.51	2%
Shares outstanding	233	245	-5%
Employees	32,700	31,600	3%

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements made in this annual report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words "anticipate," "believe," "expect," "intend," "project," "may," "will," "should," "could" and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company's best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of any pandemic or public health situation; and (16) the risks discussed in "Item 1A. Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and elsewhere therein and in the other reports on file with the U.S. Securities and Exchange Commission.



TO OUR STOCKHOLDERS



Dear Stockholders,

The domestic steel industry encountered several headwinds in 2024, including economic and political uncertainty, elevated interest rates and higher levels of imports. Despite these challenges, our more than 32,000 Nucor teammates continued to put Nucor in a position for long-term success as they executed our growth strategy. Our strategic investments have enhanced our ability to meet evolving customer demands while also creating stockholder value.

This past year marked another milestone in our journey to become the World's Safest Steel Company, with our team achieving the safest year in Nucor history. We had the lowest number of reportable injuries in our history, and 26 Nucor divisions had zero recordable injuries in 2024, which is also a new record. This outstanding safety performance is a testament to our teammates' unwavering commitment to caring for each other.

To our entire team: thank you for your steadfast dedication to safety excellence and for your daily contributions that expand our capabilities and elevate our customer service. Your efforts drive our success.

Financial Highlights

In 2024, Nucor had revenue of $30.7 billion and earnings of $2.0 billion, or $8.46 per diluted share. While our revenue and earnings were down compared to the historic highs we achieved over the previous three years, our 2024 earnings are still well above our historical average.

Challenging market conditions also led to a decline in our shipments and average sales price. Total tons shipped to outside customers in 2024 were approximately 24.8 million tons, a decrease of 2% from 2023, while the average sales price per ton decreased 10% from the prior year. Operating rates at our steel mills averaged 76% for the full year.

We continue to generate strong cash flow from operations, which totaled $4.0 billion, and we ended the year with cash of $4.1 billion. Our capital spending totaled $3.2 billion, and we deployed approximately $760 million on acquisitions.

The Board of Directors continued its practice of increasing Nucor's regular quarterly cash dividend, raising it from $0.54 to $0.55 per share. The company has increased its regular, or base, dividend for 52 consecutive years – every year since we first began paying dividends in 1973. In November, we made our 206th consecutive dividend payment.

We returned approximately $2.7 billion to stockholders through share repurchases and dividend payments, representing approximately 135% of 2024 net earnings. Our strong financial position is a competitive advantage, enabling future growth, value creation and stockholder returns.

Midway Through a Decade of Tremendous Growth

Five years ago, I began my tenure as Nucor's CEO and worked with our Executive Leadership team to develop our mission statement to Grow the Core, Expand Beyond and Live Our Culture. This started us on a decade-long path to grow Nucor and our capabilities to create value for our customers, stockholders and teammates. Today, we are about two-thirds of the way through this journey in terms of capital deployment. We are investing in new technology in our raw materials segment, increasing our product mix of higher margin, value-added products in our steel mills segment, and investing in automation to improve safety and develop new products and solutions for our customers in our steel products segment.

A significant portion of our $3.2 billion in capital spending in 2024 went to our investments in building greenfield steel mills and projects to expand our steelmaking capabilities at several of our existing mills. Our largest project is the new state-of-the-art sheet steel mill we are building in West Virginia. We are nearly 40 percent of the way through the construction phase and on track to commission the mill in 2026. When fully operational, we will be able to make some of the cleanest and most advanced sheet steels in North America, targeting the automotive, construction and industrial markets.

In 2025, we expect to start up two steel mill projects: our new rebar micro mill in Lexington, North Carolina, and our new melt shop at our existing bar mill in Kingman, Arizona. Both projects will enable us to better serve the nonresidential construction and infrastructure markets in two of the fastest-growing parts of the country. We will also continue to ramp up production at our new innovative plate mill in Kentucky, where our team made excellent progress this year in reaching production milestones and producing plate sizes and grades that are only available from this facility.

Turning to our Expand Beyond initiatives, we made two key acquisitions in 2024. We acquired Southwest Data Products (SWDP), a manufacturer and installer of data center infrastructure. Data centers are one of the fastest-growing markets and acquiring SWDP gives us expanded capabilities to meet the demand being driven by the rise of artificial intelligence and cloud computing. By combining the capabilities of SWDP, Nucor Warehouse Systems, and Nucor Buildings Group, we can now provide our customers with nearly all the steel products that go into a data center from the building to the interior infrastructure.

We also acquired Rytec Corporation, which produces high-performance doors for warehouses, auto dealerships, advanced manufacturing facilities and cold storage at two manufacturing facilities in Wisconsin. Rytec has a strong reputation for quality products and superior customer service. We have combined the product lines of our two premium brands – Rytec and C.H.I – into a new Nucor Door Technologies product group, which allows us to go into the market with a comprehensive product portfolio of residential and commercial overhead doors targeting a larger customer base.


NUCOR

Leon J. Topalian
Chair, President and Chief Executive Officer

Another of our Expand Beyond growth platforms – Nucor Towers & Structures – is building two new highly automated utility structures production facilities in Decatur, Alabama, and Crawfordsville, Indiana, both of which are expected to start operations in 2025. We recently announced plans to build a third utility structures production facility on our existing campus of businesses in Brigham City, Utah. These new facilities, when combined with an existing facility in Pennsylvania, will give us a national footprint to help build out electric transmission and telecommunications infrastructure.

Each of the investments we are making addresses specific customer needs and will serve as a catalyst for earnings growth. While projects like these can take time to reach their full earnings potential, we believe they will create long-term value for our stockholders.

Partnering to Accelerate Development of New Energy Technologies

Access to reliable and affordable energy is vital for our operations. Electricity demand is expected to grow substantially in the U.S. over the next decade as advances in artificial intelligence fuel demand for data centers and we grow our industrial base through the reshoring of manufacturing. To help meet these needs, we announced a partnership with Google and Microsoft to address barriers to market access that new, novel clean energy technologies often encounter. The goal of this partnership is to develop new business models to help accelerate the development of first-of-a-kind and early commercial projects, including advanced nuclear, next-generation geothermal, clean hydrogen, long-duration energy storage and others. Through this partnership, we reached an agreement with Duke Energy to develop new rate structures, known as Accelerating Clean Energy (ACE) tariffs, that will allow large industrial and commercial customers to directly finance clean energy generation and long-duration energy storage through individualized portfolios. Innovative tools like this are necessary to accelerate the development of abundant and reliable clean energy sources.

During the year, we continued to take steps to advance our sustainability goals. We established Net-Zero science-based greenhouse gas (GHG) emissions intensity targets, which are defined by the Global Steel Climate Council's (GSCC) Steel Climate Standard. Recently, the GSCC certified our GHG intensity targets as we look to build on our leadership role in decarbonizing the global steel industry. The U.S. steel industry is truly a global leader in decarbonizing the industrial sector, and Nucor is demonstrating that we will continue to be a clean, technology-driven business in the decades ahead.

Better Serving Our Customers

We are always looking for better ways to serve our customers, which is why we decided to introduce weekly pricing updates for our hot-rolled coil sheet products. Our consumer spot price, or CSP, provides customers with reliable, real time pricing information for hot-rolled coil. Having real time pricing coupled with shorter lead times will help our customers reduce the risks inherent in price speculation. Introduced last spring, customer feedback has been positive throughout the year. Our goal is to help our customers make informed decisions for their businesses.

Excited About the Opportunities Ahead

As we look ahead into 2025, we believe that demand for steel and fabricated steel construction products will increase from 2024 levels. The ISM Manufacturing Index registered above 50 for the first time in several months as the year got underway, signaling moderately improved conditions. We also expect continued strong demand from several segments of the nonresidential construction sector in 2025, including semiconductor factories, advanced manufacturing facilities, data centers and institutional buildings.

We look forward to working with members of the Trump Administration as they advance the President's fair trade and pro-growth economic agenda. Unfairly traded imports by those who intentionally circumvent our trade laws have been a challenge for our industry for far too long. We believe strengthening and aggressively enforcing our trade laws is required to ensure a level playing field for a healthy American steel industry.

As I finish my fifth year as Nucor's CEO, I am incredibly proud of what our team has accomplished through a tremendous period of growth. We appreciate the valuable capital that you, our stockholders, entrust to us. Our team is committed to executing our growth strategy to create long-term value for your investment in us generate superior returns on that capital.

I also want to extend my gratitude to our customers, vendors and neighbors across North America who are integral to our success. We value the relationships that we have with you.

Congratulations again to my Nucor teammates for continuing to elevate our safety performance and for taking care of one another. I am proud of all we have achieved together in 2024 and look forward to an even better 2025. I am excited by the opportunities we have before us. Nucor's greatest days are still ahead of us.

Sincerely,

Leon J. Topalian
Chair, President & Chief Executive Officer





Fellow Stockholders,

The American steel industry faced several challenges this year that resulted in weaker market conditions relative to the historic highs of the past few years. The Nucor team responded to these challenges by remaining focused on safety and executing the company's growth strategy. The men and women of Nucor delivered the safest year in company history, advanced major capital investment projects and returned significant capital to our stockholders. Thank you to the more than 32,000 Nucor teammates for the results you achieved in 2024.

When Leon Topalian assumed the role of Chief Executive Officer five years ago, he charted a course for ambitious growth summed up in the company's mission statement: Grow the Core, Expand Beyond and Live Our Culture.

Since launching this strategy in 2020, the company has returned more than $12 billion in capital to our investors, representing approximately 57% of net earnings, while also reinvesting approximately $10 billion in capital expenditures and making $6 billion in acquisitions. Many of these projects and acquisitions are already contributing positively to Nucor's profitability. We expect their full earnings potential to be unlocked over the course of the next few years, creating even more value for you, our stockholders.

Prudent fiscal management and consistently returning capital to shareholders have been hallmarks of Nucor throughout its history. At the end of the year, the Board of Directors increased Nucor's regular quarterly cash dividend, raising it from $0.54 to $0.55 per share. The company has increased its regular, or base, dividend for 52 consecutive years – every year since we first began paying dividends in 1973. In November, we made our 206th consecutive dividend payment. Few other companies can match this kind of commitment to stockholders.

On behalf of the board, I thank you for your continued investment in Nucor and extend our appreciation to Nucor's more than 32,000 teammates for your dedication to working safely, staying focused and for delivering results, even in the face of an uncertain market throughout 2024.

Sincerely,

Christopher J. Kearney
Lead Director



STEEL MILLS SEGMENT



In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality (“SBQ”)). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces (“EAFs”) along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor’s equity method investment in NuMit LLC (“NuMit”) (see “Steel Joint Venture”- below), as well as international trading and distribution companies that buy and sell steel manufactured by the company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold approximately 18,480,000 tons to outside customers in 2024. In 2024, 80% of the shipments made by our steel mills segment were to external customers. The remaining 20% of the steel mills segment’s shipments went to our steel products segment.

Bar Mills

Nucor has 15 bar mills located across the United States that manufacture a broad range of products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, infrastructure, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor’s production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,560,000 tons per year.

Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers’ expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

In April 2022, Nucor announced that it will build a new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. The new micro mill is currently under construction.

In February 2024, Nucor announced that the Board of Directors approved $860 million to construct a rebar micro mill in the Pacific Northwest. Nucor is evaluating potential locations, and the project is expected to take two years to construct, subject to regulatory approvals.


Bar Mills
Sheet Mills
Beam Mills
Plate Mills
Nucor Corporate Headquarters

Nucor trading office in Lausanne, Switzerland not shown.

Sheet Mills

Nucor operates six sheet mills that produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Included in our six sheet mills is California Steel Industries, Inc., in which Nucor has a 51% controlling ownership position. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 14,600,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that greater than 80% of our sheet steel sales in 2024 were to contract customers. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions.

Nucor owns a 51% controlling economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). NJSM is a joint venture with JFE Steel Corporation ("JFE") of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons that is expected to supply the country's automotive market.

In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new three-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.



Structural Mills

Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato") located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for use in all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS™.

Nucor also owns a steel beam mill in Berkeley County, South Carolina. Considering Nucor's production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,250,000 tons per year.

Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

Plate Mills

Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor's production capabilities, and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 3,600,000 tons per year.

Certain plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

Steel Joint Venture

Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC ("Steel Technologies"), an operator of 32 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet exacting specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.


25,000
20,000
15,000
10,000
5,000
thousands of tons
year
15
16
17
18
19
20
21
22
23
24
Steel Production


25,000
20,000
15,000
10,000
5,000
thousands of tons
year
15
16
17
18
19
20
21
22
23
24
Steel Shipments to Outside Customers
Total Steel Shipments

A GLOBAL LEADER IN STEELMAKING SUSTAINABILITY

SCOPE 1, 2 & 3 INTENSITY [1]

(METRIC TONS OF CO_2 EQ. PER METRIC TON OF STEEL PRODUCED)


0.76
1.92
2.32
NUCOR
(CIRCULAR)
OVERALL
GLOBAL
BF-BOF GLOBAL
(EXTRACTIVE)

SCOPE 1 & 2 INTENSITY [1]

(METRIC TONS OF CO_2 EQ. PER METRIC TON OF STEEL PRODUCED)


0.44
1.78
2.22
NUCOR
(CIRCULAR)
OVERALL
GLOBAL
BF-BOF GLOBAL
(EXTRACTIVE)

*Nucor data is for 2024. Overall Global and BF-BOF Global data is for 2023, which was the latest available information as of the printing of this report. Nucor Steel Brandenburg is not included in the 2024 intensity as this facility is conducting start-up and ramp-up activities.

STEEL PRODU

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, galvanized torque tubes used in solar arrays, hollow structural section ("HSS") steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking for warehouse systems and data centers, overhead doors and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.



Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. A value driver in each of these businesses is to readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Our steel products businesses primarily serve the nonresidential construction and infrastructure markets. Our door technologies businesses also serve the garage door repair and replacement market.

Vulcraft/Verco

The Vulcraft/Verco group is the nation's leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist production capacity is approximately 745,000 tons and the annual deck production capacity is approximately 560,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our Vulcraft/Verco group also manufactures and fabricates steel bar grating products at four of its facilities and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 49,000 tons.


Hawaii
Tubular Products
Rebar Fabrication
Vulcraft & Verco
Skyline Facility
Cold Finish
Buildings Group
Steel Mesh Grating & Fasteners
Insulated Metal Panels
Racking
Door Technologies
Towers & Structures
Nucor Corporate Office



Tubular Products

The Nucor Tubular Products ("NTP") group has eight tubular facilities that are located in close proximity to Nucor's sheet mills. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, data centers, hotels, stadiums and shopping malls. Galvanized solar torque tube is an essential component for ground-mount solar systems.

Rebar Fabrication

Nucor Rebar Fabrication fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect concrete from cracking. In many markets, Nucor Rebar Fabrication sells reinforcing products on an installed basis (i.e., Nucor Rebar Fabrication fabricates the reinforcing products for a specific application and performs the installation). Nucor Rebar Fabrication operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,736,000 tons.



Piling Products

Skyline Steel LLC and its subsidiaries ("Skyline") are primarily steel foundation distributors serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

Cold Finish

Nucor Cold Finish ("NCF") is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,065,000 tons per year.

Nucor's cold finished facilities produce cold finished bars for demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

Steel Mesh & Fasteners

Nucor manufactures wire products and industrial fasteners.

Nucor produces mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products Utah. Nucor also produces mesh in Canada at Laurel Steel.

Nucor Fastener's bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications.

Buildings Group

The Nucor Buildings group is the nation's leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company and Kirby Building Systems.



The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood, insulated metal panels and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers' special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

Insulated Metal Panels ("IMP")

We believe the Nucor Insulated Panels group, which includes industry leading brands CENTRIA and Metl-Span, broadens the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas ("GHG") emissions for owners and lessees.

Racking

Nucor Racking group ("NRG") produces and installs standard and custom designed steel racking systems for warehouse applications, including rack supported buildings and warehouses designed to leverage emerging automatic storage and retrieval (ASRS) technology. In April 2024 we acquired Southwest Data Products, Inc. to expand and enhance NRG's ability to serve the rapidly growing data center market with steel racking and other products. NRG's added capabilities now include airflow containment structures, cabinet/enclosures, caging and other products for both new data centers and data center retrofits. NRG now has five primary manufacturing locations and a team of dedicated installers.

Door Technologies

In June 2022, Nucor acquired C.H.I. Overhead Doors, LLC ("CHI"), a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate CHI's continuing growth. CHI has two manufacturing locations.

In July 2024, Nucor acquired Rytec Corporation ("Rytec"), a leading manufacturer and seller of high-speed, high-performance commercial doors. We believe adding high-performance doors will create cross selling opportunities with other Nucor businesses. Rytec has two manufacturing facilities.

Towers & Structures

In August 2022, Nucor acquired Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC. These companies form Nucor Towers & Structures ("NTS"). NTS produces metal poles and other steel structures for utility infrastructure and highway signage.

In 2023, Nucor announced it will build new manufacturing locations to expand NTS adjacent to Nucor's existing steel mills in Decatur, Alabama and Crawfordsville, Indiana. Construction on those locations is in process and we expect them to be complete in 2025. In 2024, Nucor announced an additional NTS location to be built in Brigham City, Utah.



In the raw materials segment, Nucor produces direct reduced iron ("DRI") and, through The David J. Joseph Company and its affiliates ("DJJ"), brokers ferrous and nonferrous metals, pig iron, hot briquetted iron and DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor's raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

Scrap Recycling & Brokerage Operations

DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 5,648,000 tons of ferrous scrap annually. DJJ's scrap recycling operations use expertise and technology to maximize metal recovery and minimize waste.

DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor's mills, DJJ is a global trader of ferro-alloys and nonferrous metals. DJJ's logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services.

Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing nonferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills and other processors and consumers of various nonferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2024, approximately 8% of the ferrous and nonferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.

Direct Reduced Iron Operations

DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants which supplied approximately 3,500,000 metric tons of material with world-class metallization rates and carbon content to our steel mills in 2024. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.


Scrap Processing
Brokerage Offices
DRI Plants
Other
Nucor Corporate Office
Trinidad

Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

Natural Gas Production Programs

Nucor owns operating wells and leasehold interests in natural gas properties in the South Piceance Basin in the Western Slope of Colorado.

Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

Process Gases

Universal Industrial Gases ("UIG") provides the capability to build and operate our own air separation units to serve our steel mills, providing us with an alternative to long-term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2024, Nucor had six industrial gas plants operating, and eight others at various stages of commissioning, construction or planning.


NUCOR

Diversified Product Mix

TOTAL TONS SOLD TO OUTSIDE CUSTOMERS IN 2024


Sheet
Bar
Structural
Plate
Building Systems
Deck
Joist
Tubular Products
Rebar Fabrication
Other Downstream
Raw Materials
38%
23%
7%
7%
1%
1%
2%
3%
4%
5%
9%


thousands of tons
36,000
30,000
24,000
18,000
12,000
6,000
1,500
1,250
1,000
750
500
250
dollars
year
20
21
22
23
24
Total Tons Sold to Outside Customers
Average Sales Price Per Ton


dollars
500
400
300
200
100
year
22
4th Q 22
23
4th Q 23
24
4th Q 24

Average Scrap and Scrap Substitute Cost Per Gross Ton Used


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
60%
50%
40%
30%
20%
10%
year
20
21
22
23
24
Diluted Earnings Per Share
Return on Average Stockholders' Equity


12,000
10,000
8,000
6,000
4,000
2,000
millions of dollars
year
20
21
22
23
24
Cash Provided by Operations


49%
32%
11%
8%

Steel Capacity

AT DECEMBER 31, 2024

Product	Thousands of Tons
Sheet	14,600
Bar	9,560
Structural	3,250
Plate	2,400
Total	**29,810**


27%
21%
16%
12%
9%
5%
1%
2%
1%
1%
3%
2%
<1%

Steel Products Capacity

AT DECEMBER 31, 2024

Product	Thousands of Tons
Rebar Fabrication	1,736
Tubular	1,365
Cold Finish	1,065
Joist	745
Deck	560
Buildings Group	355
Insulated Metal Panel	97
Steel Mesh	128
Grating	49
Fastener	75
Racking Group	175
Door Technologies	138
Towers & Structures	11
Total	**6,499**

Board of Directors



BOARD OF DIRECTORS, from left-to-right: Nicholas C. Gangestad, Patrick J. Dempsey, Norma B. Clayton, Leon J. Topalian, Christopher J. Kearney, Laurette T. Koellner, Michael W. Lamach, Nadja Y. West

Board of Directors

NORMA B. CLAYTON
Retired Vice President,
The Boeing Company

PATRICK J. DEMPSEY
Retired President & CEO,
Barnes Group Inc.

NICHOLAS C. GANGESTAD
Retired Senior Vice President
& Chief Financial Officer,
Rockwell Automation, Inc.

CHRISTOPHER J. KEARNEY
Lead Director, Nucor Corporation
Retired Chairman, CEO & President,
SPX FLOW, Inc.

LAURETTE T. KOELLNER
Retired President,
Boeing International

MICHAEL W. LAMACH
Retired Executive Chair & CEO,
Trane Technologies plc

LEON J. TOPALIAN
Chair, President and Chief Executive
Officer, Nucor Corporation

NADJA Y. WEST
Lieutenant General,
U.S. Army (Retired) & Former Commanding
General of U.S. Army Medical Command

Executive Management

Corporate Office

LEON J. TOPALIAN
Chair, President and
Chief Executive Officer

STEPHEN D. LAXTON
Chief Financial Officer
and Executive Vice President

DAVID A. SUMOSKI
Chief Operating Officer

ALLEN C. BEHR
Executive Vice President
Raw Materials

BRADLEY FORD
Executive Vice President
Plate and Structural Products

NOAH C. HANNERS
Executive Vice President
Sheet Products

JOHN J. HOLLATZ
Executive Vice President
Fabricated Construction Products

GREGORY J. MURPHY
Executive Vice President
Business Services and
General Counsel

DANIEL R. NEEDHAM
Executive Vice President
Commercial

K. REX QUERY
Executive Vice President
Strategy

RANDY J. SPICER
Executive Vice President
Bar and Engineered Bar

D. CHAD UTERMARK
Executive Vice President
New Markets and Innovation

DAVE BANGERT
Vice President of Nucor
President Nucor Door Technologies

THOMAS J. BATTERBEE
Vice President of Nucor
President of Vulcraft/Verco Group

CHAD BEARD
Vice President of Nucor
President of Rebar Fabrication

TROY A. BROOKS III
Vice President of Nucor
President of Engineered Bar Group

PATRICK DEMPSEY
General Manager of
Commercial Sheet Products

A. RAE EAGLE
Vice President and
Corporate Secretary

NATHAN FRASER
Vice President of Nucor
President of Sheet Group

JON P. HAYES
General Manager of Construction

TIM HILL
General Manager of
Sustainability Solutions

JASON R. HIMMER
General Manager of Logistics

E. ALEX HOFFMAN
Vice President of Business Development

MICHAEL D. KELLER
Vice President and Corporate Controller

SCOTT LANIER
General Manager and
Assistant Corporate Controller

SCOTT LAURENTI
Vice President of Safety Solutions

DONOVAN E. MARKS
Vice President of
Human Resources and Safety

MATTHEW MENSCER
General Manager of Internal Audit

DAVE MIRACLE
General Manager of Environmental Affairs

BENJAMIN M. PICKETT
Vice President of Public Affairs

TERENCE L. SATCHELL
General Manager of
Commercial Fabricated Products

TABITHA S. STINE
General Manager of Marketing
& Brand and Energy Solutions

CALEB STROTHER
General Manager of
Commercial Plate and Structural Group

JACK SULLIVAN
Vice President and Treasurer

BRADFORD G. TRUE
General Manager of Resource
Development

CHRIS D. TRUNCK
Vice President of Taxes

SUSHMA S. WALKER
Vice President of Nucor
President of Nucor Business Technology

JOSH WALL
Vice President of Nucor
President of Nucor Buildings Group and
Nucor Insulated Panel Group

DOUGLAS R. WILNER
Vice President of
Corporate Legal Affairs

Operating Facilities

KEVIN E. BARKSDALE
Vice President, General Manager
Nucor Steel Birmingham, Inc.
Birmingham, Alabama

DONALD A. BARNEY
Vice President of Nucor
President of Skyline Steel LLC

MATTHEW BLITCH
Vice President, General Manager
Nucor Steel Kingman, LLC
Kingman, Arizona

AARON BRASSFIELD
Vice President, General Manager
Nucor Steel Kankakee, Inc.
Kankakee, Illinois

MATT BROOKS
Vice President, General Manager
Nucor Steel Decatur, LLC
Decatur, Alabama

PETER CAMPBELL
Vice President, General Manager
Nucor Rebar Fabrication

CHRIS CARLSON
Vice President, General Manager
Nucor Rebar Fabrication

THAD W. CHAPMAN
Vice President, General Manager
Nucor Insulated Panel Group LLC

JEFFREY DAVIS
Vice President, General Manager
Western Metals Recycling and
Texas Port Recycling
Salt Lake City, Utah

MARK DAVIS
Vice President, General Manager
Nucor Steel Seattle, Inc.
Seattle, Washington

LAURENT DEMEY
Vice President, General Manager
Nucor Towers & Structures

CLAY DODGEN
Vice President, General Manager
Nucor Buildings Group
Terrell, Texas

RYAN ECKERT
General Manager
Advantage Metals Recycling
St. Louis, Missouri

SAM ERVIN
Vice President, General Manager
Vulcraft Division
Grapeland, Texas

ALFREDO ESAA
General Manager
Nucor Steel Connecticut, Inc.
Wallingford, Connecticut

BOB EVISTON
Vice President, General Manager
River Metals Recycling and
Metal Recycling Services
Newport, Kentucky

AMY FISHER
General Manager
Vulcraft Division
Fort Payne, Alabama

B. SAMUEL FISHLEDER
Vice President, General Manager
Plate Mill Division
Hertford County, North Carolina

JOEY FOSTER
General Manager
Vulcraft Canada

JASON FREIDENBERGER
Vice President, General Manager
Bar Mill Division
Darlington, South Carolina

JOE FRONZAGLIO
Vice President, General Manager
Trademark Metals Recycling
Tampa, Florida

JERALD E. GAINES, JR.
Vice President, General Manager
Sheet Mill Division
Hickman, Arkansas

LUIS GARCIA
General Manager
Nucor-JFE Steel Mexico, S. de R.L. de C.V.

DARIN GARDNER
Vice President, General Manager
Vulcraft Division
Brigham City, Utah

TIM GEARY
Vice President, General Manager
Vulcraft Division
Norfolk, Nebraska

CALVIN HART
Vice President, General Manager
Nucor Steel Louisiana LLC
St. James Parish, Louisiana

LESTER HART
General Manager of Construction
Nucor Steel West Virginia LLC
Apple Grove, West Virginia

JOHN HEDEN
Vice President, General Manager
Bar Mill Division
Jewett, Texas

MICHAEL HESS
Vice President, General Manager
Bar Mill Division
Lexington, North Carolina

TOM HURLEY
Vice President, General Manager
Nucor Rebar Fabrication

JOHNNY E. JACOBS
Vice President, General Manager
Nucor Steel West Virginia LLC
Apple Grove, West Virginia

ALAN JOHNSON
Vice President, General Manager
C.H.I. Overhead Doors, LLC

METKA KOLM
Vice President, General Manager
Nucor Steel Auburn, Inc.
Auburn, New York

KRIS KUTTERER
Vice President, General Manager
Nucor Buildings Group West

KRISTOPHUR LEE
Vice President, General Manager
Nucor Tubular Products
Chicago, Illinois

DREW LINDER
General Manager
California Steel Industries, Inc.
Fontana, California

CHRISTOPHER N. LOCKE
Vice President, General Manager
Nucor Steel Jackson, Inc.
Jackson, Mississippi

MICHAEL MAYHALL
Vice President, General Manager
Vulcraft Division
St. Joe, Indiana

ADAM MCCUTCHEON
General Manager
Vulcraft of New York, Inc.
Chemung, New York

TOMAS A. MILLER
Vice President, General Manager
Cold Finish

ERIC J. MITCHELL
Vice President, General Manager
Nucor Steel Gallatin LLC
Ghent, Kentucky

GREG MITTENDORF
Vice President, General Manager
Verco Decking, Inc.
Phoenix, Arizona

ZACH MOON
Vice President, General Manager
Nucor-Yamato Steel Company
Blytheville, Arkansas

CURTIS MOORE
Vice President, General Manager
Nu-Iron Unlimited
Point Lisas, Trinidad

MARC MOORE
Vice President, General Manager
Vulcraft Division
Florence, South Carolina

KENNETH D. NICHOLS, JR.
Vice President, General Manager
Cold Finish

ERIC A. NYSTROM
Vice President, General Manager
Nucor Steel Memphis Inc.
Memphis, Tennessee

DAVID OLMSTED
Vice President, General Manager
Nucor Warehouse Systems

SCOTT O'NEAL
General Manager
Rytec Corporation

SCOTT PAPE
General Manager
Universal Industrial Gases, LLC

BRAD PEDERSON
General Manager
Nucor Tubular Products
Louisville, Kentucky

BRIAN T. PHILLIPPI
Vice President, General Manager
Nucor Steel Tuscaloosa Inc.
Tuscaloosa, Alabama

AUSTIN PITZER
General Manager
Fastener Division
St. Joe, Indiana

NATHAN P. PRANGER
Vice President, General Manager
Nucor Rebar Fabrication

ERIC RADTKE
Vice President, General Manager
Sheet Mill Division
Crawfordsville, Indiana

CHRIS RICE
Vice President, General Manager
Plate Mill Division
Brandenburg, Kentucky

ROBIN ROSE
Vice President, General Manager
Cold Finish

KEVIN ROUSE
General Manager
American Buildings Company
El Paso, Illinois

TREVOR SAUNDERS
Vice President, General Manager
The David J. Joseph Company
Cincinnati, Ohio

ROBERT SINGLETON
Vice President, General Manager
Nucor Tubular Products
Decatur, Alabama

MARK G. SPECHT
Vice President, General Manager
Kirby Building Systems LLC
Portland, Tennessee

NICKOLE M. TAYLOR
Vice President, General Manager
Nucor Steel Marion, Inc.
Marion, Ohio

JOHANNA L. THREM
Vice President, General Manager
Bar Mill Division
Norfolk, Nebraska

MARK VAN DYKEN
Vice President, General Manager
Nucor Buildings Group
Waterloo, Indiana

CATHY WADDELL
General Manager
Nucor Steel Sedalia LLC
Sedalia, Missouri

DEVIN WEBSTER
Vice President, General Manager
Nucor Buildings Group
Swansea, South Carolina

M. DREW WILCOX
Vice President, General Manager
Nucor Steel Florida Inc.
Frostproof, Florida

JON D. WITHEROW
Vice President, General Manager
Sheet Mill Division, Beam Mill Division
Berkeley County, South Carolina

ADAM ZEWE
Vice President, General Manager
Bar Mill Division
Plymouth, Utah

Corporate Office

1915 Rexford Road
Charlotte, North Carolina 28211
Phone 704/366-7000
Fax 704/362-4208

Stock Transfers
Dividend Disbursing
Dividend Reinvestment

Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
Phone 877/715-0504
Fax 718/236-2641

Annual Meeting

The 2025 annual meeting of stockholders will be held at 9:00 a.m., Eastern Time, on Thursday, May 8, 2025. To participate in the annual meeting, visit www.virtualshareholdermeeting.com/NUE2025.

Stock Listing

Nucor's common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2025, there were approximately 11,000 stockholders of record.

Form 10-K

A copy of Nucor's 2024 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") is available to stockholders without charge upon request to A. Rae Eagle, Vice President and Corporate Secretary, at Nucor's corporate office.

Internet Access

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports, as well as proxy statements and other information, are posted to Nucor's website, www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data.

Stock Performance

This graphic comparison assumes the investment of $100 in each of Nucor common stock, the S&P 500 Index and the S&P 1500 Steel Index, all at year-end 2019. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 27% of the S&P 1500 Steel Index at year-end 2024 (35% at year-end 2019).


400
300
200
100
dollars
2019
2020
2021
2022
2023
2024
Nucor Corporation
S&P 500 Index
S&P1500 Steel Group Index

STOCK PERFORMANCE

This Annual Report Has Been Printed On Recycled Paper.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 1-4119

NUCOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	13-1860817
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1915 Rexford Road, Charlotte, North Carolina	28211
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (704) 366-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.40 per share	NUE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates was approximately $37.27 billion based upon the closing sales price of the registrant's common stock on the last business day of the registrant's most recently completed second fiscal quarter, June 28, 2024.

The number of shares of the registrant's common stock outstanding as of February 20, 2025 was 230,535,835.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's annual report to stockholders for the year ended December 31, 2024, which will be posted to the registrant's website and furnished to the SEC subsequent to the date hereof are incorporated by reference into Part II of this report to the extent described herein. Portions of the registrant's definitive proxy statement to be filed with the SEC in connection with the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this report to the extent described herein.

Nucor Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2024

Table of Contents

PART I

Item 1. Business.

Overview

Nucor Corporation, a Delaware corporation incorporated in 1958, and its affiliates (“Nucor,” the “Company,” “we,” “us” or “our”) manufacture steel and steel products. The Company also produces and procures ferrous and non-ferrous materials primarily for use in its steel manufacturing business. Most of the Company’s operating facilities and customers are located in North America. The Company’s operations include international trading and sales companies that buy and sell steel and steel products manufactured by the Company and others.

Nucor is North America’s largest recycler, using scrap steel as the primary raw material in producing steel and steel products. In 2024, we recycled approximately 18 million gross tons of scrap steel.

Segments, Principal Products Produced, and Markets and Marketing

Nucor reports its results in three segments: steel mills, steel products and raw materials. The steel mills segment is Nucor’s largest segment, representing 61% of the Company’s sales to external customers in the year ended December 31, 2024.

We market products from the steel mills and steel products segments mainly through in-house sales forces. We also utilize our internal distribution and trading companies to market our products abroad. The markets for these products are largely tied to end-use markets such as nonresidential construction, durable goods and capital spending that are affected by changes in general economic conditions.

We are a leading domestic provider for most of the products we supply, and, in many cases (e.g., structural steel, merchant bar steel, steel joist and deck, pre-engineered metal buildings, steel piling, cold finish bar steel, steel electrical conduit pipe and insulated metal panels), we are the leading supplier.

In recent years we have embarked on a strategy to advance Nucor’s capabilities and further its value creation, as summarized in our Mission Statement: Grow the Core, Expand Beyond and Live Our Culture.

We have examined and prioritized growth opportunities across our core steelmaking, steel products and raw materials operations, and we have identified and executed on several acquisitions and investments to expand the products and services we offer beyond our traditional capabilities. We believe that the Expand Beyond growth opportunities we are pursuing leverage our core competency as a highly efficient, industrial manufacturer working primarily with steel and steel products, while positioning us to generate attractive profit margins and returns on our invested capital selling products into growing end-use markets.

Steel mills segment

In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality (“SBQ”)). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces (“EAFs”) along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor’s equity method investment in NuMit LLC (“NuMit”) (see “Steel joint venture”- below), as well as international trading and distribution companies that buy and sell steel manufactured by the Company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold

approximately 18,480,000 tons to outside customers in 2024. In 2024, 80% of the shipments made by our steel mills segment were to external customers. The remaining 20% of the steel mills segment's shipments went to our steel products segment.

- *Bar mills* - Nucor has 15 bar mills located across the United States that manufacture a broad range of products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

  Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, infrastructure, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,560,000 tons per year.

  Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

  In April 2022, Nucor announced that it will build a new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. The new micro mill is currently under construction.

  In February 2024, Nucor announced that the Board of Directors approved $860 million to construct a rebar micro mill in the Pacific Northwest. Nucor is evaluating potential locations, and the project is expected to take two years to construct, subject to regulatory approvals.

- *Sheet mills* - Nucor operates six sheet mills that produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Included in our six sheet mills is California Steel Industries, Inc., in which Nucor has a 51% controlling ownership position. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 14,600,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

  Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that greater than 80% of our sheet steel sales in 2024 were to contract customers. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions.

  Nucor owns a 51% controlling economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). NJSM is a joint venture with JFE Steel Corporation ("JFE") of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to supply the country's automotive market.

  In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new three-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch

tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.

- *Structural mills* - Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) (“Nucor-Yamato”) located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for use in all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor’s customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS™.

  Nucor also owns a steel beam mill in Berkeley County, South Carolina. Considering Nucor’s production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,250,000 tons per year.

  Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers’ expected orders.

- *Plate mills* - Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor’s production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 3,600,000 tons per year.

  Certain plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers’ expected orders.

- *Steel joint venture* - Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC (“Steel Technologies”), an operator of 32 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet exacting specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.

Steel products segment

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, galvanized torque tubes used in solar arrays, hollow structural section (“HSS”) steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking for warehouse systems and data centers, overhead doors, and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.

Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. A value driver in each of these businesses is to readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Our steel products businesses primarily serve the nonresidential construction and infrastructure markets. Our door technologies businesses also serve the garage door repair and replacement market.

- *Vulcraft/Verco* – The Vulcraft/Verco group is the nation's leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist production capacity is approximately 745,000 tons and the annual deck production capacity is approximately 560,000 tons.

  Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

  Our Vulcraft/Verco group also manufactures and fabricates steel bar grating products at four of its facilities and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 49,000 tons.

- *Tubular products* – The Nucor Tubular Products ("NTP") group has eight tubular facilities that are located in close proximity to Nucor's sheet mills. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, data centers, hotels, stadiums and shopping malls. Galvanized solar torque tube is an essential component for ground-mount solar systems.

- *Rebar fabrication* – Nucor Rebar Fabrication fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

  Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect concrete from cracking. In many markets, Nucor Rebar Fabrication sells reinforcing products on an installed basis (i.e., Nucor Rebar Fabrication fabricates the reinforcing products for a specific application and performs the installation). Nucor Rebar Fabrication operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,736,000 tons.

- *Piling products* - Skyline Steel LLC and its subsidiaries ("Skyline") are primarily steel foundation distributors serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

- *Cold finish* - Nucor Cold Finish (“NCF”) is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,065,000 tons per year.

  Nucor’s cold finished facilities produce cold finished bars for demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

- *Steel mesh and fasteners* – Nucor manufactures wire products and industrial fasteners.

  Nucor produces mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products Utah. Nucor also produces mesh in Canada at Laurel Steel.

  Nucor Fastener’s bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications.

- *Buildings group* – The Nucor Buildings group is the nation’s leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company and Kirby Building Systems.

  The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood, insulated metal panels and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers’ special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

- *Insulated metal panels (“IMP”)* – We believe the Nucor Insulated Panels Group, which includes industry leading brands, CENTRIA and Metl-Span, broadens the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas (“GHG”) emissions for owners and lessees.

- *Racking* – Nucor Racking Group (“NRG”) produces and installs standard and custom designed steel racking systems for warehouse applications, including rack supported buildings and warehouses designed to leverage emerging automatic storage and retrieval (ASRS) technology. In April 2024 we acquired Southwest Data Products, Inc. to expand and enhance NRG's ability to serve the rapidly growing data center market with steel racking and other products. NRG's added capabilities now include airflow containment structures, cabinet/enclosures, caging and other products for both new data centers and data center retrofits. NRG now has five primary manufacturing locations and a team of dedicated installers.

- *Door Technologies* – In June 2022, Nucor acquired C.H.I. Overhead Doors, LLC (“CHI”), a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We believe that by leveraging Nucor’s existing sales channels into the broader nonresidential construction market we can facilitate CHI’s continuing growth. CHI has two manufacturing locations.

  In July 2024, Nucor acquired Rytec Corporation ("Rytec"), a leading manufacturer and seller of high-speed, high-performance commercial doors. We believe adding high-performance doors will create cross selling opportunities with other Nucor businesses. Rytec has two manufacturing facilities

- *Towers & Structures* – In August 2022, Nucor acquired Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC. These companies form Nucor Towers & Structures (“NTS”). NTS produces metal poles and other steel structures for utility infrastructure and highway signage.

  In 2023, Nucor announced it will build new manufacturing locations to expand NTS adjacent to Nucor's existing steel mills in Decatur, Alabama and Crawfordsville, Indiana. Construction on those locations is in process and we expect them to be complete in 2025. In 2024, Nucor announced an additional NTS location to be built in Brigham City, Utah.

Raw materials segment

In the raw materials segment, Nucor produces direct reduced iron ("DRI") and, through The David J. Joseph Company and its affiliates ("DJJ"), brokers ferrous and nonferrous metals, pig iron, hot briquetted iron and DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor’s raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

- *Scrap recycling and brokerage operations* - DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 5,648,000 tons of ferrous scrap annually. DJJ’s scrap recycling operations use expertise and technology to maximize metal recovery and minimize waste.

  DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor’s mills, DJJ is a global trader of ferro-alloys and nonferrous metals. DJJ’s logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services.

  Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing nonferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various nonferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2024, approximately 8% of the ferrous and nonferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.

- *Direct reduced iron operations* - DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants which supplied approximately 3,500,000 metric tons of material with world-class metallization rates and carbon content to our steel mills in 2024. Nucor’s wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor’s second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.

Nucor’s DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor’s DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

- *Natural gas production programs* - Nucor owns operating wells and leasehold interests in natural gas properties in the South Piceance Basin in the Western Slope of Colorado.

  Nucor’s access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor’s raw material strategy. Natural gas produced by Nucor’s production operations is sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

- *Process Gases* – Universal Industrial Gases ("UIG") provides the capability to build and operate our own air separation units to serve our steel mills, providing us with an alternative to long-term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2024, Nucor had six industrial gas plants operating, and eight others at various stages of commissioning, construction, or planning.

Customers and Markets

We have a diverse customer base and are not dependent on any single customer. Our largest single customer in 2024 represented approximately 5% of sales and consistently pays within terms. Our steel mills use a significant portion of the products of the raw materials segment while our steel products segment uses approximately 20% of our steel mills' output.

We believe that nonresidential construction is the largest end-use market that we serve. Products from our steel mills and steel products segments are used in a variety of nonresidential construction applications (e.g., commercial, industrial and infrastructure).

In recent years, we have come to see our EAF-based steelmaking method, with its lower GHG intensity when compared with blast furnace technology that is reliant on mined or extracted virgin iron ore and coking coal, as a competitive advantage for reasons beyond its flexible, highly variable cost base. Customers are expressing greater concern for the GHG emissions in their supply chains and are prioritizing sourcing their steel requirements from EAF steelmakers for incorporation into their projects and products.

We have developed branded product lines to leverage this, and other advantages conferred by our specialized capabilities:

- Our AEOS™ line of high-strength, low-alloy steel beams is one such example. AEOS™’s benefits are increasingly recognized by Nucor’s customers in the construction sector. These include savings in terms of construction time, weight, space and overall environmental impact.
- Our ECONIQ™ line of net zero carbon steel is another example. We launched ECONIQ™ during 2021 and continue to find interest from customers in both the automotive and construction end-use markets. These are the two largest end-use markets for steel in the United States.
- Our Elcyon™ line of sustainable heavy gauge steel plate product will be made specifically for wind energy producers. We launched Elcyon™ in January 2023 and plan to manufacture this product at our new plate mill in Brandenburg, Kentucky.

We have also invested in people and processes to organize more of our commercial activities around large customers and end-use markets. We have developed dedicated teams tasked with developing relationships and educating decision makers in these sectors.

General Development of Our Business in Recent Years

Consistent with our strategy to Grow the Core, Expand Beyond and Live our Culture, Nucor has invested significant capital in recent years to expand our product portfolio to include more value-added steel mill products and capabilities, improve our cost structure, enhance our operational flexibility and increase our exposure to markets with attractive growth prospects, such as data centers and renewable energy. These investments totaled approximately $11.84 billion over the last three years, with approximately 63% going to capital expenditures and the remainder going to acquisitions. We believe that these investments will help us deliver higher returns on invested capital and long-term growth. Further, we believe shifting our product mix to a greater proportion of value-added products will make our overall business less volatile.

In our steel mills segment, Nucor has initiated several new capital projects and an acquisition of a majority ownership position of a steel mill over recent years to support our expansion of value-added product offerings and cost-reduction strategies.

- In July 2022, Nucor completed construction of its approximately $650 million investment to modernize and expand the production capability at its Gallatin flat-rolled sheet mill located in Ghent, Kentucky. The project increased the production capability of the mill from approximately 1,600,000 tons to approximately 2,800,000 tons annually. This enables the Gallatin mill to cast new, thicker slabs and wider coils, expanding our product capabilities so that we can serve new markets, such as API (American Petroleum Institute) grade pipelines and new opportunities in the heavy equipment sector.

- Nucor has completed construction of its approximately $1.70 billion state-of-the-art plate mill in Brandenburg, Kentucky on the Ohio River. The new plate mill rolled its first plate in December 2022 and began shipping tons to customers in the first quarter of 2023. We expect the mill to be capable of producing approximately 1,200,000 tons per year of steel plate products. With the capability to manufacture nearly all the different types of plate products consumed in the United States, we believe this mill will position Nucor as the supplier of choice in the domestic plate market.

- In January 2022, Nucor announced that its new state-of-the-art sheet mill will be located in Mason County, West Virginia. Construction of the new sheet mill began in the third quarter of 2023 and the mill is expected to be completed by the end of 2026. In February 2025, Nucor's Board of Directors approved the allocation of additional capital to the project as the estimate of total construction costs increased to approximately $4 billion. Factors contributing to the increased cost estimate include higher labor, material and equipment costs. The State of West Virginia has committed $350 million for the project. Nucor expects its net cash outlay for the West Virginia sheet mill will be approximately $3.65 billion.

  Nucor Steel West Virginia is expected to have an annual production capacity of approximately 3,000,000 tons. The new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines. Galvanizing capabilities will include an advanced automotive line with full inspection capabilities as well as a construction-grade line. In addition to its advanced capabilities and strategic location, the new greenfield mill's product mix is anticipated to have a significantly lower GHG intensity than blast furnace based competitors who have historically supplied the region.

- In February 2022, Nucor completed its acquisition of a majority ownership position in California Steel Industries, Inc. ("CSI") by purchasing a 50% equity ownership interest from a subsidiary of Vale S.A. for a cash purchase price of $400 million, adjusted for net debt and working capital at closing, as well as a 1% equity ownership stake from JFE. CSI is a flat-rolled steel converter based in Fontana, California.

  Our acquisition of CSI expanded the reach of Nucor's sheet mill group to the west coast of the United States and increased our exposure to more value-added sheet steel. CSI's product

capabilities include hot-rolled, pickled and oiled, cold-rolled and galvanized sheet steels. Its annual capacity is approximately 2,000,000 tons.

- In April 2022, Nucor announced that it will build its new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. This will be Nucor's third rebar micro mill, joining its existing micro mills in Missouri and Florida. We expect this $440 million investment to have an annual capacity of approximately 430,000 tons and we expect it to be in operation in 2025.

  These mills are referred to as micro mills because they have a smaller operational footprint than our traditional rebar mills, as well as less productive capacity – typically about 400,000 tons per year. This makes them suitable for regional markets and enables us to serve these markets with a logistics cost advantage relative to competitors operating from further away. Micro mills also have a lower environmental footprint due to their smaller size and the fact that their plant design does not include a natural gas fired reheat furnace that is common in many steel mills.

Nucor has made strategic acquisitions in the steel products segment over the last three years. These were largely to further the Expand Beyond component of our strategy.

- In April 2022, Nucor expanded its steel racking capabilities by acquiring Elite Storage Solutions for $75 million.

  In April 2024, Nucor acquired Southwest Data Products, Inc. ("SWDP"), a manufacturer and installer of data center infrastructure for $115 million. SWDP provides Nucor with expanded capabilities in airflow containment structures, as well as new product capabilities that include manufacturing cabinets/enclosures and caging for data centers and installation services.

  These acquisitions combined with Nucor’s initial steel racking business, Hannibal, form the NRG group.

- In June 2022, Nucor completed the largest acquisition in its history with the purchase of CHI for approximately $3 billion. CHI is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. Commercial overhead doors are used in warehousing and retail, areas that Nucor has focused its attention on recently through other value-added products such as insulated metal panels and steel racking solutions.

  CHI has approximately 800 teammates across two manufacturing plants in Arthur, Illinois, and Terre Haute, Indiana, and regional warehouses located in California, Colorado, New Hampshire and New Jersey. With a highly diversified national customer network of professional garage door dealers, CHI is able to maintain minimal inventory levels and realize industry-leading fulfillment times, while providing direct delivery to customers.

- In July 2024, Nucor acquired Rytec Corporation, a manufacturer and seller of high-speed, high-performance commercial doors, for $565 million. We believe the combination of Rytec and CHI will create an overhead door platform designed to deliver superior product breadth and solutions to Nucor's commercial customers.

Capital Allocation Strategy

Our highest capital allocation priority is to invest in our business for profitable long-term growth through our multi-pronged strategy of optimizing existing operations, greenfield expansions and acquisitions.

Our second priority is to return capital to our stockholders through cash dividends and share repurchases. Nucor has paid $1.57 billion in dividends to its stockholders during the past three years. That dividend payout represents 7% of cash flows from operations during that three-year period.

The Company repurchased $2.22 billion of its common stock in 2024 ($1.55 billion in 2023 and $2.76 billion in 2022).

We intend to return at least 40% of our net income to stockholders over time via a combination of both cash dividends and share repurchases. Over the past three years, we have returned approximately 57% of our net income in this manner. At December 31, 2024, the Company had approximately $1.11 billion available for share repurchases under the currently authorized share repurchase program.

We intend to execute on our capital allocation strategy while maintaining a strong balance sheet, with relatively low financial leverage, as measured in terms of funded debt to total capital, as well as ample liquidity. At year-end 2024, our debt to total capital was approximately 25% and we had cash and cash equivalents, short-term investments and restricted cash and cash equivalents on hand of $4.14 billion. At the end of 2024, Nucor had the strongest credit ratings in the North American steel sector (A-/A-/Baa1) with stable outlooks at Standard & Poor's and Fitch Ratings and a positive outlook at Moody's.

Competition

We compete in a variety of steel and metal markets, including markets for finished steel products, unfinished steel products and raw materials. These markets are highly competitive with many domestic and foreign firms participating, and, as a result of this highly competitive environment, we find that we primarily compete on price and service.

In our steel mills segment, our EAF steel mills face many different forms of competition, including domestic integrated steel producers (who use iron ore converted into liquid form in a blast furnace as their basic raw material instead of scrap steel), other domestic EAF steel mills, steel imports and alternative materials. Large domestic integrated steel producers have the ability to manufacture a variety of products but are often burdened with higher capital and fixed operating costs. EAF-based steel producers, such as Nucor, are sensitive to increases in scrap prices but tend to have lower capital and fixed operating costs compared with large integrated steel producers. EAF-based steel producers also typically emit fewer GHGs per ton of steel produced than integrated steel producers.

Fluctuations in the supply of steel from non U.S. competitors are a source of significant volatility in our primary markets. Finished steel imports supplied approximately 23% of U.S. demand in 2024, an increase of 3.7% from 2023. Increases in the volume of steel and fabricated steel products tend to occur during periods of relatively stronger U.S. economic conditions, or a stronger U.S. dollar, resulting in U.S. domestic pricing that is attractive to our foreign competitors.

Many of these non-U.S. based competitors operate in non-market economies and are often state subsidized or state owned, such that employment stability or other concerns take priority over the need to generate returns on their capital. They can receive support in the form of direct subsidies, low-cost energy, labor, raw material and capital. They also often face less stringent environmental and safety regulations and can benefit from an artificially low exchange rate relative to the U.S. dollar.

Many Chinese steel producers receive these kinds of support and China continues to be the largest steel producing country. In 2024, despite a continuing downturn in its property market and a government-mandated freeze on steel output in order to lower carbon emissions, China still produced more than one billion tons of steel, accounting for approximately 53% of all steel produced globally. China exported 122 million net tons in 2024, which was their highest level of exports since 2015, dampening steel prices in markets around the world.

Trade remedies implemented by the U.S. International Trade Commission, ("the USITC") such as antidumping duties ("AD") and countervailing duties ("CVD") and similar measures play a key role in allowing the American steel industry to compete on a level playing field against unfairly traded imports. There are currently 128 AD/CVD orders in place on core steel product lines made by Nucor, and sunset reviews are typically held with respect to specific exporters and products every five years.

During 2024, sunset review hearings by the U.S. International Trade Commission (the "USITC") kept in place AD orders on rebar imports from several countries, as well as circular welded pipe imports from China. Also during 2024, U.S. steel producers also initiated a new trade case seeking AD/CVD orders against imports of corrosion-resistant flat-rolled steel products ("CORE") from 10 different countries. The U.S. Department of Commerce and the USITC are expected to issue their final determinations later in 2025.

Circumvention of trade duties also continues to pose a threat. Besides producing over a billion tons of steel in its own country, China continues to invest heavily in steel production in other countries to avoid being subject to trade duties on exports to the U.S. market. Most of the investment being done by Chinese state-owned companies outside of the country’s borders is occurring in other Southeast Asia countries and Africa.

The Section 232 steel tariffs enacted in 2018 have also been effective in keeping unfairly traded imports out of the U.S. market. However, over time their impact has waned, due to the granting of country exemptions, product exclusions and quota arrangements. On February 10, 2025, President Trump issued an executive order reimposing Section 232 25% tariffs on steel imports from all sources, ending country and product exemptions, and broadening the application of the tariffs on fabricated steel products. This order is scheduled to go into effect on March 12, 2025.

Tariffs and quota arrangements impacting steel and steel products may be enacted, enforced, extended, modified or terminated in the future. No assurance can be given as to the timing or extent of any of these changes.

We also experience competition from other materials. Depending on our customers’ end use of our products, there are often other materials, such as concrete, aluminum, plastics, composites and wood that compete with our steel products. When the price of steel relative to other raw materials rises, these alternatives can become more attractive to our customers.

In our steel products segment we manufacture a wide range of products that primarily have construction applications. In each of our product lines, we face competition from well capitalized domestic and international providers offering similar products and services. We compete on price, service (e.g., consulting on engineering requirements, facilitating logistics, and timeliness of order fulfillment) and quality (e.g., reliably producing to exacting custom specifications). We believe we have established a reputation as a market leader who can consistently meet customer needs for these products in a timely manner due to our nationwide footprint of modern production facilities and entrepreneurial, performance driven culture.

Competition in our scrap and raw materials business is also vigorous. The scrap metals market consists of many firms and is highly fragmented. Firms typically compete on price and geographic proximity to the sources of scrap metal.

Backlog

In the steel mills segment, Nucor’s backlog of orders was approximately $2.13 billion and $2.71 billion at December 31, 2024 and 2023, respectively. Order backlog for the steel mills segment includes only orders from external customers and excludes orders from other Nucor businesses. Nucor’s backlog of orders in the steel products segment was approximately $4.02 billion and $4.97 billion at December 31, 2024 and 2023, respectively. The majority of these orders are expected to be filled within one year. Order backlog within our raw materials segment is not meaningful because the vast majority of the raw materials that segment produces are used internally.

Sources and Availability of Raw Materials

An ample supply of high-quality scrap and scrap substitutes is critical to support Nucor's ability to produce high-quality steel. The goal of Nucor's raw materials segment is to safely produce, source, trade and transport steelmaking raw materials. Nucor's raw materials investments are focused on creating an advantage for our steelmaking operations, through a global information network and flexible approach to metallics supply.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used in our steel mills segment decreased approximately 6% from $421 per gross ton used in 2023 to $394 per gross ton used in 2024. On average, it takes approximately 1.1 tons of scrap and scrap substitutes to produce one ton of steel. We employ variable steel pricing mechanisms so that we are better able to maintain operating margins and meet our customer commitments as scrap and scrap substitute costs fluctuate.

Nucor remains focused on securing reliable access to low-cost raw material inputs as they are the Company's largest expense. We believe Nucor's broad, balanced supply chain is an important strength which allows us to reduce the cost of our steelmaking operations, create a shorter supply chain and have greater control over our metallic inputs. Our investment in DRI production facilities and scrap yards, as well as our access to international raw materials markets, provides Nucor with significant flexibility in optimizing our raw material mix. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a good deal of scrap substitutes comes from regions of the world that have historically experienced greater political turmoil, such as Ukraine, Russia and Brazil. We believe the continued successful implementation of our raw material strategy, including key investments in DRI production, as well as in the scrap brokerage and processing services performed by our team at DJJ, gives us greater control over our metallic inputs and thus helps us navigate significant fluctuations in the availability and costs of critical inputs.

DJJ acquires ferrous scrap from numerous sources, including manufacturers of products made from steel, industrial plants, scrap dealers, peddlers, auto wreckers and demolition firms. In recent years, we have developed closed loop recycling programs with some of our larger customers, through which we are able to reliably source more high purity prime scrap while reducing the waste inherent in our customers' operations.

We purchase pig iron as needed primarily from overseas sources. We received over 1,500,000 gross tons of pig iron in 2024. Our DRI plants in Trinidad and Louisiana supplied approximately 3,350,000 metric tons of DRI to our steel mills in 2024. The primary raw material for our DRI facilities is pelletized iron ore, which we purchase from various international suppliers.

The primary raw material for our steel products segment is steel produced by Nucor's steel mills.

Energy Consumption and Costs

Steel manufacturing is an energy-intensive, trade exposed industry. As a result, we continuously strive to make our operations in all three of our business segments more energy efficient. In addition, we proactively engage with suppliers, regulators and other energy industry participants to ensure the continued domestic availability of reliable, low-cost sources of energy in various forms.

Our steelmaking operations utilize EAFs for 100% of their production. The total energy consumed by Nucor includes electricity, natural gas, oxygen and carbon raw material inputs. For the scrap melting process, electricity is the primary energy source, with natural gas combustion serving as the fuel for reheat furnaces and other pre-heating operations. Our DRI facilities in Trinidad and Louisiana are also large consumers of natural gas.

The availability and prices of electricity and natural gas are influenced by many factors, including changes in supply and demand, the regulatory environment, technological innovation, and pipeline/transmission infrastructure.

We closely monitor developments in public policy relating to energy production and consumption. We engage with policymakers to provide technical information that can inform policy decisions and avoid unintended adverse consequences of legislative and regulatory actions. We believe that a thoughtful approach to domestic energy policy can help ensure that steel and steel products manufactured in the United States remain competitive in the global marketplace.

Reducing Greenhouse Gas Emissions

While steel is widely understood to be essential in any modern economy, and is increasingly seen as a critical material for addressing challenges associated with climate change, the sector also has received increased attention for its GHG emissions and their potential contribution to climate change.

As the leading U.S. supplier of numerous essential steel products using primarily recycled ferrous scrap metal, we believe we are in a competitively advantageous position. Our circular production process has one third the GHG emissions intensity of the average traditional extractive steelmaking process using a blast furnace.

We are committed to further reducing our GHG footprint over time. In November 2023, we announced net-zero, science-based greenhouse gas (GHG) targets for 2050 and established a new interim emissions reduction target for 2030. These new GHG intensity targets are defined by the Global Steel Climate Council's ("GSCC") "Steel Climate Standard", an ambitious standard that is aligned with both the Paris Climate Agreement's emission reduction goals for the steel sector by 2050, and the International Energy Agency's "Net Zero by 2050: A Roadmap for the Global Energy System" glidepath.

Nucor's net-zero 2050 and interim 2030 targets include scopes 1, 2, and 3 emissions from the production of hot rolled steel as defined by the GSCC, making Nucor the first diversified steelmaker in the U.S. to set GHG reduction targets encompassing all three scopes. In December 2024, the GSCC independently certified both science-based targets set in accordance with the GSCC's Steel Climate Standard.

We plan to achieve our goals by increasing the use of clean electricity, deploying carbon capture and sequestration where practical and developing near zero GHG ironmaking technologies, as well as through the development and deployment of technologies enabling us to reduce our consumption of injection and charge carbon and natural gas.

Clean Electricity Initiatives

GHG emissions associated with our consumption of electrical power constitute approximately 32% of our current footprint.

We have invested in two companies developing next generation nuclear power technology, and we are exploring ways in which we can work with these companies and with our electric utility partners to accelerate deployment of these technologies on the regional power grids serving our operations, as they mature and become scalable.

Currently, we are a party to two Power Purchase Agreements ("PPAs"). Under these PPAs, we have agreed to purchase for a fixed price output from one solar and one wind project in the United States. The PPAs are structured for monthly financial settlement. We have undertaken these initiatives to support the ongoing transition of the U.S. power grid to a greater reliance on renewable power. As part of these arrangements, we will also receive Renewable Energy Credits ("RECs") commensurate with the renewable power we purchase. These RECs can be applied against a portion of our GHG emissions,

enabling us to receive credit for reducing them. The pay-fixed, receive-floating nature of this arrangement also offsets a portion of our exposure to higher prices for electricity over the life of the contract. We continue to evaluate and consider similar additional transactions, as well as opportunities to deploy renewable power generation and storage assets on site at our facilities.

Carbon Capture and Sequestration (CCS) Activity

In 2023, we signed an agreement with ExxonMobil Corporation ("ExxonMobil") to capture, transport, and inject carbon from our DRI plant in Convent, Louisiana. ExxonMobil will capture between 600,000 and 800,000 metric tons per year of CO_2 from our DRI plant and store the CO_2 at an ExxonMobil-owned deep underground geological formation in Texas. We expect start-up in 2026. ExxonMobil will receive the related tax credits and pay us a fee for each ton of CO_2 we supply.

Near Zero Ironmaking

We have invested in Electra, a company that is working to develop and scale a process to produce carbon-free iron that can be used to make steel. Electra’s technology relies on intermittent, clean energy to refine low-grade iron ores through electrochemical and hydrometallurgical processes. Electra’s process operates at 60°C and removes critical impurities from low-grade ores to produce high purity iron that can be charged directly into EAF steelmaking. Electra’s technology is unproven at scale at this stage.

We have entered into a partnership with Tata Steel to explore the possibility of scaling and commercializing HIsarna, a technology that enables the production of high-purity iron from low grade iron ore fines without using coke ovens. Coke ovens consume bituminous coal at high temperature to make coke, an essential ingredient for producing iron in a blast furnace. Both coke ovens and blast furnaces are GHG emissions intensive. While the HIsarna process produces GHG emissions, its CO_2 rich waste gas stream can be efficiently captured and sequestered. HIsarna also produces a slag co-product that has high value for use in the cement industry.

Government Regulations

Our business operations are subject to numerous federal, state and local laws and regulations, the most significant of which are intended to protect our teammates and the environment. Due to the nature of the steel industry, we are subject to substantial regulations related to safety in the workplace. In addition to the requirements of the state and local governments of the communities in which we operate, we must comply with federal health and safety regulations and environmental regulations, the most significant of which are enforced by the Occupational Safety and Health Administration (“OSHA”) and the Environmental Protection Agency ("EPA"). Safety and environmental stewardship are important values to Nucor. We expect that capital expenditures we will direct toward our efforts in these areas will total approximately $344 million in 2025.

Nucor operates a robust and sustainable environmental program that incorporates the concept of each individual teammate, as well as management, being responsible for environmental performance. All steel mills that have been owned and operated by Nucor for over five years are ISO 14001 certified. Achieving ISO 14001 certification requires Nucor’s steel mills to implement an environmental management system with measurable targets and objectives, such as reducing the use of oil and grease and minimizing electricity use.

The principal federal environmental laws that regulate our business include the Clean Air Act (the “CAA”), which regulates air emissions; the Clean Water Act (the “CWA”), which regulates water withdrawals and discharges; the Resource Conservation and Recovery Act (the “RCRA”), which addresses solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”), which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

As it relates to air emission rates, EAFs are the most efficient and cleanest steel making process commercially available today. In comparison to blast furnaces, EAF emissions of sulfur oxides, particulate matter and GHGs per ton of steel are significantly less than integrated steelmaking operations utilizing blast furnaces. Operating EAFs instead of blast furnaces is a proven air quality improvement strategy. In addition, each of our steel mills operates air pollution control devices (baghouses) to collect and capture particulate emissions ("EAF dust") from the steelmaking process.

The primary raw material of Nucor's steelmaking operations is scrap metal. The process of melting scrap metal to make steel generates particulate matter emissions that includes contaminants such as paint, zinc, lead, chrome and other metals. Initially, the particulate matter captured and collected is classified as a listed hazardous waste under the RCRA. However, because these contaminants contain valuable metals, this EAF dust is recycled to recover these metals. Nucor sends all but a small fraction of the EAF dust it collects to recycling facilities that recover the zinc, lead, chrome and other valuable metals from this dust.

In addition to recycling EAF dust, Nucor mills beneficially reuse steel slag in road materials as a granular base, embankments, engineered fill, highway shoulders, and hot mix asphalt pavement. The physical, chemical, mechanical and thermal properties of steel slag provide a vital resource for construction companies and activities. We take considerable pride in our recycling efforts.

Not only does the RCRA establish standards for the management of solid and hazardous wastes, the RCRA also addresses the environmental impact of contamination from waste disposal activities and from recycling and storage of most wastes. Periodically, past waste disposal activities that were legal when conducted that may now pose a contamination threat are discovered. When the EPA determines that properties are contaminated, Nucor quickly evaluates such claims and, if Nucor is determined to be responsible, we do our part to remediate our share of such issues. Nucor believes all identified liabilities under the RCRA are either currently being resolved or have been fully resolved.

Nucor is also not presently considered a major contributor to any major cleanups under the CERCLA for which Nucor has been named a potentially responsible party. Nucor regularly evaluates these types of potential liabilities and, if appropriate, maintains reserves appropriate to remediate the identified liabilities. Under the RCRA, private citizens may also bring an action against the operator of a regulated facility for potential damages and payment of cleanup costs. Nucor believes that its system of internal evaluation and due diligence provides reasonable assurance as to these types of potential liabilities so that compliance with these regulations will not have a material adverse effect on our results of operations, cash flows or financial condition.

To protect water resources, the CWA regulates water withdrawals and discharges. When applicable, Nucor maintains water withdrawal and discharge permits at its facilities under the national pollutant discharge elimination system program of the CWA and conducts its operations in compliance with those permits. Nucor also maintains permits from local governments if the facility discharges into publicly owned treatment works.

Capital expenditures at our existing facilities that are associated with environmental regulation compliance for 2025 and 2026 are estimated to be less than $100 million per year.

Human Capital Resources

Culture, Organization and Compensation

We consider our teammates the most important part of Nucor and believe that our culture—and the encouragement that we provide to our teammates to "grow the core; expand beyond; and live our culture" —provides us with a competitive advantage.

While our business strategy shapes "what we do", our culture shapes "how" we go about doing it. We believe adherence to the key tenets of our culture — safety, integrity, trust, innovation, open communication, teamwork, inclusion, courage, can-do attitude and ownership — is a powerful differentiator for Nucor and positions the Company favorably to deliver ongoing stockholder value to our investors.


THE NUCOR WAY
SAFETY
INTEGRITY
TRUST
INNOVATION
OPEN COMMUNICATION
TEAMWORK
INCLUSION
COURAGE
CAN-DO ATTITUDE
OWNERSHIP
NUCOR
CULTURAL VALUES

Nucor has a streamlined organizational structure that allows our teammates to make quick decisions and innovate. Our organization is also highly decentralized, with most day-to-day operating decisions made by our division general managers and their teams. With approximately 32,700 teammates, fewer than 200 work in our principal executive offices in Charlotte, North Carolina. By empowering our teammates, our goal is to foster an entrepreneurial mindset, along with a strong sense of personal responsibility and a culture of accountability and belonging. This empowerment is reinforced by our compensation policies (see discussion on “Pay for Performance” in *Our Teammates - Compensation, Training & Development* section below) to drive results and contribute to our success.

Teammate input is essential for us to maintain our culture of empowered teammates enabling efficient operational decisions. Aside from our practice of everyday open communication, we periodically ask our teammates to formally provide feedback. Since 1986, we have asked our teammates to complete a comprehensive survey in order to gather feedback on a range of topics, including matters relating to the effectiveness of our culture. We view the survey as an important tool in continually improving our company and ensuring our teammates remain engaged and satisfied. This survey is conducted every three years, the last of which was conducted in 2022. In the most recent survey, 89% of the responses were favorable in the category of “Satisfaction & Commitment.” The overall percentage of negative responses in the most recent survey has dropped by 25 percentage points since the survey began in 1986. The next survey will be conducted in the summer of 2025. Teammates of certain previously acquired businesses – which accounted for approximately 13% of our workforce as of December 31, 2024 – complete a comparable survey that has also shown an improving trend over time.

Safety

One of Nucor's core values is our teammates' well-being and safety, and it is our goal to become the safest steel company in the world. Our foremost responsibility is to work safely, which requires our teammates to identify unsafe conditions and activities and mitigate these hazards. We will continue working to eliminate exposures that can lead to injury and encourage our teammates to share their ideas for safety improvement. Two key metrics Nucor uses to measure safety are: the Injury/Illness Rate and Days Away, Restricted and Transfer ("DART") Case Rate.

Nucor calculates the annual Injury/Illness Rate by dividing the number of work-related injuries and illnesses by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2024, we achieved an annual Injury/Illness Rate of 0.77, which marks the safest year in the Company's history. This marks an improvement over our annual Injury/Illness Rate of 0.79 in 2023.

Nucor uses the DART Case Rate to assess and manage the risk of serious injury in the workplace. Nucor calculates the annual DART Case Rate by dividing the number of cases resulting in days away from work, restricted work activity and/or job transfers by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2024, we achieved an annual DART Case Rate of 0.41 (0.36 in 2023).

Since 1998, Nucor has used the President's Safety Award to recognize divisions that achieve strong records of safety performance based on objective metrics. The President's Safety Award has the following three levels: Platinum, which is awarded to divisions with zero recordable illnesses or injuries; Gold, which is awarded to divisions that have an Illness/Injury Rate below 0.6 and a DART Case Rate below one-third of the national average for their NAICS code; and Silver, which is awarded to divisions that achieve one-third the national average on Illness/Injury Rate and DART Case Rate. In 2024, 28 divisions achieved the Platinum level award, 24 divisions achieved the Gold level award and 19 divisions achieved the Silver level award. Nucor also has 24 OSHA Voluntary Protection Program Sites, OSHA's highest level of recognition.

In 2020, the Company introduced the Nucor President's Safety Cup as a way to foster more safety benchmarking throughout the Company. The President's Safety Cup is an additional annual award that is presented to the region that has the best safety record across all of Nucor. Not only does this reward a facility for exceeding their individual safety goals, but it encourages our teams to innovate and to share ideas and improve safety as a group. The President's Safety Cup trophy travels among the mills and divisions that make up the winning region.

We believe, however, that safety is about more than just avoiding injuries. At Nucor, safety means making sure our teammates feel safe, welcome and valued when they come to work each day. We are accelerating our efforts with the objective of ensuring that each teammate feels a sense of belonging at Nucor. By creating an inclusive workplace, we believe we will attract top talent, foster innovation, increase a sense of empowerment and make Nucor a stronger company.

Some of the relevant initiatives include:

- Conducting focused discussion groups to share experiences of the workplace and the effects of race and gender;
- Taking feedback onboard to enhance training and development;
- Webcasts by diverse senior leaders sharing their career progression and life experiences, and
- Increasing focus and intensity of engagement with supportive external partners, such as:
    - National Society of Black Engineers;

- Society of Women Engineers;
- National Society of Hispanic Professional Engineers;
- Tuskegee University; and
- Black Engineer of the Year Award.

Our Teammates - Compensation, Training & Development

Nucor had approximately 32,700 teammates as of December 31, 2024. The vast majority of our teammates are located in the United States, with only a small number of teammates located outside of North America. Our operations are highly automated, allowing us to improve safety outcomes and take advantage of lower employment costs while still providing our teammates with compensation that we believe is highly competitive as compared to businesses in our industry. At Nucor, we believe in "Pay-for-Performance." Nucor teammates typically earn a significant part of their compensation based on their productivity. Production teammates work under group incentives that provide increased earnings for increased production. This additional incentive compensation is paid weekly in most cases. Nucor has also historically contributed 10% of earnings before federal taxes to a profit sharing plan for the majority of teammates below the officer level. We believe such compensation practices incentivize our workforce and reinforce our culture.

While Nucor seeks to hire qualified and talented individuals as new teammates, we also believe in developing the skills of our existing team by providing educational and on-the-job training, in addition to safety training. Further, Nucor believes it is important for senior management to also be familiar with, and have had direct experience running, Nucor's mills and other operational divisions. The vast majority of our teammates are not represented by labor unions and we believe our teammate turnover is low.

At Nucor, we believe that a diversity of perspectives and background helps to facilitate the "Nucor Way" as we work to "grow the core; expand beyond; and live our culture." We also believe that recruiting and hiring the best talent available will continue to provide us with the best opportunity for continued future success.

Policies

Nucor has a long history of conducting our businesses in a manner consistent with high standards of social responsibility. We have adopted a comprehensive Human Rights Policy, which operates in conjunction with many other Nucor policies related to ethical conduct and human rights, including our Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Professionals, Supplier Code of Conduct and Policy on Eliminating Forced Labor from our Supply Chain.

More information about our social strategies, including our most recent Equal Employment Opportunity EEO-1 report, can be found at www.nucor.com/esg.

Available Information

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports, as well as proxy statements and other information, are available on our website at www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the U.S. Securities and Exchange Commission (the "SEC").

We use the investor relations portion of our website, investors.nucor.com, to distribute information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information regarding the Company on our website. Accordingly, investors should monitor the investor relations portion of our website, in addition to our press releases, SEC filings and other public communications.

Except as otherwise expressly stated in these documents, the information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

Item 1A. Risk Factors

Many of the factors that affect our business and operations involve risk and uncertainty. The factors described below are some of the risks that could materially negatively affect our business, financial condition, results of operations and cash flows.

Industry Specific Risk Factors

Overcapacity in the global steel industry could increase the level of steel imports into the United States, which may negatively affect our business, results of operations, financial condition and cash flows.

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The OECD has estimated that global steel production overcapacity could grow to 710 million tons in 2025, with additional capacity expected to come online over the next few years. China continues to be a significant contributor to excess steelmaking capacity, producing more than one billion tons of steel in each of the past five years, despite experiencing slower economic growth. Chinese steel producers are also investing in new steelmaking capacity in several countries in southeast Asia and Africa.

During periods of global economic weakness, the effects of this overcapacity are amplified because of weaker global demand for steel and steel products. Steel manufacturers in non-market economies, such as China, tend not to adjust their production levels in line with regional demand and instead export significant amounts of steel and steel products at prices that can be at or below their costs of production. In countries with non-market economies, the steel industry is often subsidized or owned in whole or in part by the government, which can provide these producers with cost advantages or cause their production decisions to be driven by political or social factors rather than price and demand signals. Surplus output from steel producers in these countries can flow into the U.S. market. These exports to the U.S. can result in downward pressure on realized steel prices for Nucor, adversely affecting our business, results of operations, financial condition and cash flows.

In 2018, a 25% tariff or quota limits were imposed under the first Trump Administration under Section 232 of the Trade Expansion Act on all imported steel products for an indefinite period of time. However, over time the Section 232 measures were weakened through country exemptions, quota arrangements and individual product exclusions. As a result, the Section 232 program’s coverage narrowed significantly since its initial implementation, with duties eventually applicable to less than 20% of total import volumes. If the Section 232 or other import tariffs, quotas or duties expire or if others are further relaxed or repealed, or if relatively higher U.S. steel prices or a stronger U.S. dollar make it attractive for foreign steelmakers to export their steel products to the United States, despite the presence of import tariffs, quotas or duties, the resurgence of substantial imports of foreign steel could create downward pressure on U.S. steel prices.

Most recently, on February 10, 2025, President Trump issued an executive order reimposing Section 232 25% tariffs on steel imports from all sources, ending country and product exemptions, and broadening the application of the tariffs to fabricated steel products. This order is scheduled to go into effect on March 12, 2025. There can be no assurance as to when or if Section 232 or other import tariffs, quotas or other duties may be enacted, enforced, extended, modified or terminated in the future.

Our industry is cyclical and both recessions and prolonged periods of slow economic growth may negatively affect our business, results of operations, financial condition and cash flows.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries, such as the construction, energy, metals service centers,

appliance and automotive industries. As a result, downturns in the U.S. economy or any of these industries could materially adversely affect our results of operations, financial condition and cash flows.

We are unable to predict the duration of current economic conditions or the magnitude or timing of changes in economic activity. Future economic downturns, prolonged slow growth or stagnation in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

Competition from other steel producers, imports or alternative materials may negatively affect our business, results of operations, financial condition and cash flows.

We face ongoing competition from other steel producers and imports that compete with our products on price, quality and service. The markets for our products are highly competitive and a number of firms, domestic and foreign, participate in the steel, steel products and raw materials markets. Depending on a variety of factors, including the cost and availability of raw materials, energy, technology, labor, transportation and capital costs, currency exchange rates, government subsidies of foreign steel producers and other global political and economic factors, our business may be materially adversely affected by more intense competitive forces.

In many applications, steel competes with other materials, such as concrete, aluminum, plastics, composites and wood. Increased use or availability of these materials in substitution for steel products could have a material adverse effect on prices and demand for our steel products.

Our business requires substantial capital investment and maintenance expenditures, and our capital resources may not be adequate to provide for all of our cash requirements.

Our business requires substantial expenditures for routine maintenance and to remain competitive. For the three-year period ended December 31, 2024, our total capital expenditures were approximately $7.46 billion. In the last three years we announced various substantial capital projects that we expect will increase production capacity, increase the efficiency of our operations and enhance our product offerings. Although we expect requirements for our business needs, including the funding of capital expenditures, debt service for financings and any contingencies, will be financed by internally generated funds, short-term commercial paper issuances, offerings of our debt securities or from borrowings under our $1.75 billion unsecured revolving credit facility, we cannot guarantee that this will be the case. Additional acquisitions, increases in interest rates or unforeseen events could require financing from additional sources.

Changes in the availability and cost of electricity and natural gas are subject to volatile market conditions which may negatively affect our business, results of operations, financial condition and cash flows.

Our steel mills are large consumers of electricity and natural gas. In addition, our DRI facilities are also large consumers of natural gas. We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity and natural gas can be volatile. They are often affected by weather, political, regulatory and economic factors beyond our control, and we may be unable to raise the price of our products to offset increased energy costs. Disruptions, including physical or information systems related issues, that impact the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Increases in our energy costs that are not similarly applicable to our competitors' operations could materially adversely affect our business, results of operations, financial condition and cash flows.

Our business and results of operations may be negatively affected by volatility in steel prices and the cost and availability of raw materials, particularly scrap steel.

We rely to an extent on outside vendors to supply us with key consumables such as graphite electrodes, alloys and other raw materials, including both scrap and scrap substitutes (e.g., prime scrap, pig iron and DRI) that are critical to the manufacture of our steel products. The raw material required to produce DRI is pelletized iron ore. Although we have vertically integrated our business by constructing our DRI facilities in Trinidad and Louisiana and also by acquiring our scrap processing and brokerage operations, DJJ, in 2008, we still must purchase most of our primary raw material, steel scrap, from numerous other sources located throughout the United States and internationally. Although we believe that the supply of scrap and scrap substitutes will remain adequate to operate our facilities, prices of these critical raw materials are volatile and are influenced by changes in scrap exports in response to changes in the scrap, scrap substitutes and iron ore demands of our global competitors, as well as volatility in currency rates and political conditions.

At any given time, we may be unable to obtain an adequate supply of these critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, war and other forms of armed conflict or political instability, changes in exchange rates, worldwide price fluctuations, including due to global political and economic factors, changes in governmental, business and consumer spending, inflation, increases in interest rates, labor shortages, and the availability and cost of transportation. Many countries that export steel into our markets restrict the export of scrap, protecting the supply chain of some foreign competitors. This trade practice creates an artificial competitive advantage for foreign producers that could limit our ability to compete in the U.S. market.

If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials or pass along increased transportation costs. Also, if we are unable to obtain adequate, cost-effective and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, experience margin compressions or suffer harm to our reputation and customer relationships, any of which may negatively affect our business, results of operations, financial condition and cash flows.

Our steelmaking processes, our DRI processes, and the manufacturing processes of many of our suppliers, customers and competitors are energy intensive and generate carbon dioxide and other GHGs. The regulation of these GHGs may negatively affect our business, results of operations, financial condition and cash flows.

Our operations are subject to numerous federal, state and local laws and regulations relating to the protection of the environment, and, accordingly, we make provision in our financial statements for the estimated costs of compliance. There are inherent uncertainties in these estimates. Most notably, the uncertainty of policies, enforcement priorities, legislation and regulations related to climate change mitigation strategies pose the greatest risk.

As a carbon steel producer, Nucor could be increasingly affected both directly and indirectly by new or changing carbon policy decisions and mandates. Carbon is an essential raw material in Nucor's steel production processes. Furthermore, Nucor steel mills use significant amounts of electricity as all of its mills utilize EAFs for 100% of their steel melting operations and the decarbonization of electricity generation may lead to high power costs and decreased reliability. Significant changes to the regional power grids serving our steel mills and/or new rulemaking or legislation affecting the operation of these power grids may negatively affect our business, results of operations, financial condition and cash flows.

Environmental regulation compliance and remediation could result in substantially increased costs and materially adversely impact our competitive position.

We incur significant costs to achieve and maintain compliance with environmental regulations and remediation obligations. The principal federal environmental laws include the CAA, which regulates air emissions; the CWA which regulates water withdrawals and discharges; the RCRA, which addresses solid and hazardous waste treatment, storage and disposal; and the CERCLA, which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

In addition to the above mentioned statutes, revisions to National Ambient Air Quality Standards (NAAQS), including the implementation actions/decisions of environmental agencies, could make it significantly more difficult to obtain construction permits and permits to expand existing operations. Resulting cancellations, delays or unanticipated costs to these projects could negatively impact our ability to generate expected returns on our investments. Emission reductions for existing operations due to a NAAQS revision can also be required. These regulations can also increase our cost of energy, primarily electricity, which we use extensively in the steelmaking process. We may in the future incur substantially increased costs complying with such regulations, particularly if federal regulatory agencies were to change their enforcement posture with respect to such regulations.

Emerging customer preferences for greater product transparency and less GHG intensive materials may put us at a competitive disadvantage or reduce demand for our products.

The federal government and numerous states are considering establishing, or have already established, requirements for Environmental Product Declarations ("EPDs") so that consumers may more readily evaluate the environmental impacts of products. California has enacted the "Buy Clean California Act" and California has also established Global Warming Potential benchmarks through EPDs for certain materials, including certain steel products. The federal government has also implemented a "Buy Clean" guidance associated with the Inflation Reduction Act. EPD legislation has caused Nucor to incur additional costs and has the potential to put Nucor and its customers at a disadvantage to foreign competitors unless standardized mechanisms are used to fully evaluate products produced by foreign producers.

General Risk Factors

We are subject to information technology and cybersecurity threats which could have an adverse effect on our business and results of operations.

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We also utilize third-party service providers for certain information technology services that are important to our operations. We continuously evaluate our cybersecurity systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Despite efforts to assure secure and uninterrupted operations, threats from increasingly sophisticated cyberattacks or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial and other resources to remedy the damage caused by a cyber-security breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cyber-security protection costs, litigation expense and increased insurance premiums.

Our operations are subject to business interruptions and casualty losses.

The steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural disasters such as floods, hurricanes or earthquakes, critical equipment failures, acts of terrorism, inclement weather and transportation interruptions. Nucor maintains property insurance for these types of losses but self-insures a significant portion of the program. Therefore, while our insurance coverage could offset a portion of the losses relating to some of those types of events, our results of operations and cash flows could be adversely impacted to the extent that any such losses are not covered by our insurance, or that there are significant delays in resolving our claims with our insurance providers.

We acquire businesses and enter into joint ventures from time to time and we may encounter difficulties in integrating businesses we acquire.

We plan to continue to seek attractive opportunities to acquire businesses, enter into joint ventures and make other investments that strengthen Nucor. Realizing the anticipated benefits of acquisitions or other transactions will depend on our ability to operate these businesses and integrate them with our operations, effectively identify and manage risks, and cooperate with our strategic partners. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate these businesses or otherwise fail to realize the anticipated benefits of acquisitions or other transactions.

Risks associated with operating in international markets may negatively affect our business, results of operations, financial condition and cash flows.

Certain of our businesses and investments are located outside of the United States, in Canada, Mexico and in emerging markets. There are a number of risks inherent in doing business in or sourcing raw materials from such markets. These risks include, but are not limited to: unfavorable political or economic factors; local labor and social issues; changes in regulatory requirements; fluctuations in foreign currency exchange rates, interest rates and inflation; and complex foreign laws, treaties including tax laws, and the Foreign Corrupt Practices Act of 1977. These risks could restrict our ability to operate our international businesses profitably and therefore have a negative impact on our financial position and results of operations. In addition, our reported results of operations and financial position could also be negatively affected by exchange rates when the activities and balances of our foreign operations are translated into U.S. dollars for financial reporting purposes.

Pandemics, epidemics and other public health emergencies in the future, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to risks associated with pandemics, epidemics and other public health emergencies. A pandemic or any similar event may have negative impacts on our operations, supply chain, transportation networks and customers, which may compress our margins or impact demand for our steel products, including as a result of preventative and precautionary measures that we, other businesses and governments have taken or may take in the future.

In addition, the ability of our teammates and our suppliers' and customers' teammates to work may be significantly impacted by these types of public health emergencies. Our customers may be directly impacted by business interruptions or weak market conditions and may not be willing or able to fulfill their contractual obligations. Furthermore, the progression of and global response to these types of public health emergencies can cause and increase the risk of delays in construction activities and equipment deliveries related to our capital projects, including potential delays in obtaining permits from government agencies, as well as changes in the prices and availability of labor and equipment for capital projects.

The accounting treatment of equity method investments, goodwill and other long-lived assets could result in future asset impairments, which would reduce our earnings.

We periodically test our equity method investments, goodwill and other long-lived assets to determine whether their estimated fair value is less than their value recorded on our balance sheet. The results of this testing for potential impairment may be adversely affected by uncertain market conditions for the global steel industry, as well as changes in interest rates, commodity prices and general economic conditions. If we determine that the fair value of any of these assets is less than the value recorded on our balance sheet, and, in the case of equity method investments the decline is other than temporary, we would likely incur a non-cash impairment loss that would negatively impact our results of operations.

Tax increases and changes in tax laws and regulations or exposure to additional tax liabilities may negatively affect our business, results of operations, financial conditions and cash flows.

The steel industry and our business are sensitive to changes in taxes. As a company based in the United States, Nucor is more exposed to the effects of changes in U.S. tax laws than some of our major competitors. Our provision for income taxes and cash tax liability in the future could be adversely affected by changes in U.S. tax laws.

Nucor recognizes the effect of income tax positions only if those positions are believed to be more likely than not of being sustained. We cannot predict whether taxing authorities will conduct an audit challenging any of our tax positions and there can be no assurance as to the outcome of any challenges. If we are unsuccessful in any of these matters, we may be required to pay taxes for prior periods, interest, fines or penalties.

We are subject to legal proceedings and legal compliance risks.

We spend substantial resources ensuring that we comply with domestic and foreign regulations, contractual obligations and other legal standards. Notwithstanding this, we are subject to a variety of legal proceedings and legal compliance risks in respect of various issues, including regulatory, safety, environmental, employment, transportation, intellectual property, contractual, import/export, international trade and governmental matters that arise in the course of our business and in our industry. For information regarding our current significant legal proceedings, see “Item 3. Legal Proceedings.” A negative outcome in an unusual or significant legal proceeding or compliance investigation could adversely affect our financial condition and results of operations. While we believe that we have adopted appropriate risk management and compliance programs, the nature of our operations means that legal compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Nucor recognizes the importance of developing, implementing, and maintaining effective cybersecurity measures designed to protect our information systems and the confidentiality, integrity, and availability of our data. We face a number of information technology and cybersecurity threats which could have an adverse effect on our business and results of operations.

Notwithstanding the Company’s cybersecurity framework and preventative strategies, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. See “Item 1A. Risk Factors” for a discussion of cybersecurity risks.

Risk Management and Strategy

Overview

We have developed and implemented a cybersecurity risk management program that is intended to enable us to assess, identify, and manage risk associated with cybersecurity threats. Our program is based on the Cybersecurity Framework promulgated by the National Institute of Standards and Technology and other applicable industry standards, and includes the following key elements:

- identification and assessment of cybersecurity threats based on internal and external assessments and monitoring, information from internal stakeholders, and external publications and resources such as those made available by the United States Cybersecurity and Infrastructure Security Agency;
- technical and organizational safeguards designed to protect against identified threats, including documented policies and procedures, technical controls, and employee education and awareness;
- processes to detect the occurrence of cybersecurity events, and maintenance and regular testing of incident response and recovery and business continuity plans and processes; and
- a third-party risk management process to manage cybersecurity risks associated with our service providers, suppliers, and vendors.

The program is designed to foster a culture of cybersecurity risk management across the Company.

Integrated Overall Risk Management

Assessing, identifying, and managing cybersecurity-related risks is integrated into our overall risk management framework. The Company conducts an annual cybersecurity risk assessment and reports the most significant risks and associated planned mitigation strategies to the Audit Committee of the Board of Directors. The annual risk assessment is carried out under the supervision of the Executive Vice President of Business Services and General Counsel, the President of Nucor Business Technology, the Company's Cybersecurity Director, and the Company's Vice President and Corporate Controller. See "Governance" below. The Board also regularly receives focused presentations regarding cybersecurity risks from the Company's Cybersecurity Director.

Third-Party Engagement

Due to the complexity and ever-changing nature of cybersecurity threats, Nucor engages a range of external experts to assist in its assessment, identification, and management of risks from cybersecurity threats. These include cybersecurity assessors, forensic and incident response experts, and auditors to review the Company's cybersecurity posture and responsive efforts. Our relationships with these external partners enable us to leverage their expertise with the goal of maintaining best practices.

Oversight of Third-Party Risks

Our third-party service providers, suppliers, and vendors face their own risks from cybersecurity threats that could impact Nucor in certain circumstances. In response, we have implemented processes for overseeing and managing these risks. Those processes include limiting the exposure of our information systems to external systems to the least practicable amount, assessing the third parties' information security practices before allowing them to access our information systems or data, requiring the third parties to implement appropriate cybersecurity controls in our agreements with them, and conducting ongoing monitoring of their compliance with those requirements. We also utilize third-party risk and compliance monitoring services to monitor our service providers, suppliers, and vendors and to augment the effectiveness of our risk mitigation efforts in this area.

Risks from Cybersecurity Threats

As of the date of this report, no risks from cybersecurity threats, including as a result of cybersecurity incidents we have experienced in the past, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Governance

The Company seeks to ensure effective governance in managing risks associated with cybersecurity threats, as more thoroughly described below.

Board of Directors Oversight

The Audit Committee of the Board of Directors is responsible for the oversight of risks from cybersecurity threats. The Audit Committee is composed of directors with a wide range of experience, including risk management and controls, and technology. See "Integrated Overall Risk Management" above.

Management's Role in Cybersecurity Risk Management

A division of the Company known as Nucor Business Technology, or NBT, is responsible for the Company's information technology needs, including cybersecurity risk assessment and management. NBT's cybersecurity function is led by the Cybersecurity Director, who reports to the President of NBT, who in turn reports to the Company's Executive Vice President of Business Services and General Counsel and to the Chair, President, and Chief Executive Officer. The current Cybersecurity Director has more than twenty years of experience in the cybersecurity field and has broad expertise in cybersecurity threat assessments and detection, mitigation technologies, cybersecurity training, and incident response.

The Company also has a Risk Committee composed of the following members of the Company's management:

- Executive Vice President of Business Services & General Counsel
- President, Nucor Business Technology
- Vice President and Corporate Controller
- Vice President and General Manager, Corporate Legal Affairs
- General Manager of Internal Audit
- Cybersecurity Director
- Director of Legal Compliance and Assistant Corporate Secretary
- Manager of External Reporting

The Risk Committee is responsible for overseeing the Company's response to cybersecurity incidents. The Risk Committee and the Chair, President, and Chief Executive Officer inform the Audit Committee and the Board of Directors on cybersecurity risks.

Monitoring of Cybersecurity Incidents

The Cybersecurity Director implements and oversees our processes for regularly monitoring our information systems. This includes security measures and regular audits to identify potential issues. In the event of a cybersecurity incident, we have an established incident response plan that requires prompt notification of the Cybersecurity Director or their designee, who in turn oversees our assessment of and response to the incident. The Cybersecurity Director is also responsible for informing the Risk Committee

of cybersecurity incidents, which in turn has a detailed process for assessing the impacts of incidents and monitoring the Company’s mitigation and remediation efforts. Depending on the nature of the incident, this process also provides for escalating notification to senior executives, including the Chair, President, and Chief Executive Officer, the Executive Vice President of Business Services and General Counsel and to the Board of Directors.

Item 2. Properties

We own most of our principal operating facilities. These facilities, by segment, are as follows:

Location	Approximate square footage of facilities	Principal products
Steel mills:		
Fontana, California	4,020,000	Flat-rolled steel
Hickman, Arkansas	2,750,000	Flat-rolled steel
Berkeley County, South Carolina	2,430,000	Flat-rolled steel, structural steel
Blytheville, Arkansas	2,220,000	Structural steel
Decatur, Alabama	2,010,000	Flat-rolled steel
Crawfordsville, Indiana	1,870,000	Flat-rolled steel
Norfolk, Nebraska	1,530,000	Steel shapes
Hertford County, North Carolina	1,350,000	Steel plate
Plymouth, Utah	1,300,000	Steel shapes
Ghent, Kentucky	1,260,000	Flat-rolled steel
Jewett, Texas	1,180,000	Steel shapes
Darlington, South Carolina	980,000	Steel shapes
Kankakee, Illinois	850,000	Steel shapes
Silao, Guanajuato, Mexico	680,000	Steel shapes
Seattle, Washington	660,000	Flat-rolled steel
Tuscaloosa, Alabama	610,000	Steel shapes
Memphis, Tennessee	600,000	Steel plate
Auburn, New York	510,000	Steel shapes
Jackson, Mississippi	490,000	Steel shapes
Brandenburg, Kentucky	490,000	Steel plate
Sedalia, Missouri	490,000	Steel shapes
Birmingham, Alabama	460,000	Steel shapes
Marion, Ohio	430,000	Steel shapes
Kingman, Arizona	380,000	Steel shapes
Frostproof, Florida	350,000	Steel shapes
Wallingford, Connecticut	240,000	Steel shapes
Steel products:		
Norfolk, Nebraska	1,160,000	Joist, deck, cold finish bar
Brigham City, Utah	1,130,000	Joists, cold finish bar, building systems, metal panels
Arthur, Illinois	1,070,000	Overhead doors
St. Joe, Indiana	1,010,000	Joist, deck, fastener
Grapeland, Texas	830,000	Joists, deck
Chemung, New York	560,000	Joists, deck
Marseilles, Illinois	550,000	Steel tube
Florence, South Carolina	550,000	Joists, deck
Swansea, South Carolina	510,000	Building systems
Birmingham, Alabama	480,000	Steel tube
Fort Payne, Alabama	470,000	Joists, deck
Decatur, Alabama	470,000	Steel tube
Louisville, Kentucky	440,000	Steel tube
Trinity, Alabama	380,000	Steel tube
Eufaula, Alabama	360,000	Building systems
Chicago, Illinois	350,000	Steel tube
Waterloo, Indiana	350,000	Building systems

In the steel products segment, we have 92 operating facilities, excluding the locations listed above, in 39 states with 29 operating facilities in Canada and two in Mexico. Nucor Rebar Fabrication also operates multiple sales offices in Canada and certain other foreign locations. The steel products segment also includes Skyline Steel, LLC, our steel foundation distributor. NWS has leased square footage of approximately 630,000 square feet in Los Angeles, California, and has leased square footage of approximately 370,000 square feet in Houston, Texas.

In the raw materials segment, we have 93 operating facilities in 19 states with one operating facility in Point Lisas, Trinidad. For our DRI facilities in Trinidad and Louisiana, a significant portion of the production process occurs outdoors. The Trinidad site, including leased land, is approximately 2 million square feet. The Louisiana site has approximately 174 million square feet of owned land with buildings that total approximately 72,500 square feet. DJJ has 74 operating facilities in 18 states along with multiple brokerage offices in the United States and certain other foreign locations.

The average utilization rates of all operating facilities in the steel mills, steel products and raw materials segments in 2024 were approximately 76%, 58% and 73% of production capacity, respectively.

We also own our principal executive offices in Charlotte, North Carolina.

Item 3. Legal Proceedings.

Nucor is from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

During 2022, Nucor Steel Louisiana, our DRI facility located in St. James Parish, Louisiana, received allegations of violations of the Clean Air Act from the United States Environmental Protection Agency. A combined settlement is currently being negotiated with the United States Department of Justice, United States Environmental Protection Agency and the Louisiana Department of Environmental Quality. We do not believe that any aggregate settlement for these allegations will be material to Nucor.

There were no other proceedings that were pending or contemplated under federal, state or local environmental laws that the Company reasonably believes may result in monetary sanctions of at least $1.0 million (the threshold chosen by Nucor as permitted by Item 103 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and which Nucor believes is reasonably designed to result in disclosure of any such proceeding that is material to its business or financial condition).

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following is a description of the names and ages of the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each person’s principal occupation or employment during the past five years. Each executive officer of Nucor is elected by the Board of Directors and holds office from the date of election until removed by the Board.

Allen C. Behr (51), Executive Vice President of Raw Materials, was named EVP in May 2020. Mr. Behr began his career with Nucor in 1996 as Design Engineer at Nucor Building Systems-Indiana and joined the start-up team at Nucor Building Systems-Texas in 1999. In 2001, he became the Engineering Manager at Nucor Building Systems-South Carolina and was promoted to General Manager in 2008. Mr. Behr became the General Manager of Vulcraft-South Carolina in 2011 and was promoted to Vice President in 2012. He was promoted to President of the Vulcraft/Verco group in 2014 and he served as General Manager of Nucor Steel-Texas from 2017 to 2019.

Brad Ford (46), Executive Vice President of Plate and Structural Products, became EVP in May 2023. Mr. Ford began his career at The David J. Joseph Company (DJJ) in 2001 as a Brokerage Representative and subsequently served as District Manager and International Trading Manager. In 2013, Mr. Ford became Commercial Vice President at DJJ's subsidiary, Trademark Metals Recycling LLC (TMR), and then served as President of TMR from 2015 to 2020. Mr. Ford became General Manager of Vulcraft-Indiana in 2020. He was promoted to Vice President of Nucor in 2022 and most recently served as Vice President and General Manager of Nucor Steel Decatur, LLC.

Noah Hanners (45), Executive Vice President of Sheet Products, became EVP in January 2023. Mr. Hanners began his career with Nucor in 2011 as Melt Shop Engineer at Nucor Steel South Carolina. He next served as Shift Supervisor and was then promoted to Melt Shop Manager at Nucor Steel Auburn, Inc. Mr. Hanners later served as General Manager of Nucor Tubular Products and General Manager of Nucor Steel Kankakee, Inc. and was promoted to Vice President in 2019. He served as the Vice President and General Manager of The David J. Joseph Company from 2019 to 2022.

John Hollatz (49), Executive Vice President of Fabricated Construction Products, was named EVP in May 2022. Mr. Hollatz began his career at Nucor in 1999 as Design Engineer at Vulcraft Indiana and then served as Sales Engineer and Sales Manager at Vulcraft Nebraska. Mr. Hollatz later served as General Manager of Nucor Building Systems South Carolina, General Manager of Vulcraft Indiana, and President of the Vulcraft/Verco group. He was promoted to Vice President and General Manager of Nucor Steel Decatur, LLC in 2016.

Stephen D. Laxton (54), Chief Financial Officer and Executive Vice President, became CFO in March 2022. Mr. Laxton began his career at Nucor in 2003 as General Manager of Business Development and was promoted to Vice President in 2014. Prior to joining Nucor, Mr. Laxton worked for Cinergy Corp., holding various positions including Director of Asset Management and Manager of Corporate Development. Prior to Cinergy, he held various financial roles with Ashland, Inc., North American Stainless and National City Bank.

Gregory J. Murphy (61), Executive Vice President of Business Services and General Counsel, was named EVP in January 2021. Mr. Murphy began his Nucor career in 2015 as Vice President and General Counsel. In 2020, he assumed additional responsibilities and was named General Counsel and Vice President of Legal, Environmental and Public Affairs. Prior to joining Nucor, Mr. Murphy was a Partner with the law firm of Moore & Van Allen PLLC, where he was the team leader of the Litigation Practice Group and served for a decade on the firm’s Executive Committee.

Daniel R. Needham (59), Executive Vice President of Commercial, was named EVP in May 2022. Mr. Needham began his career with Nucor in 2000 as Controller at Nucor Steel Hertford County. He subsequently served as Controller of Nucor Steel Decatur, LLC and Nucor Steel Utah. In 2011, Mr. Needham became General Manager of Nucor Steel Connecticut, Inc. He later served as General Manager of Nucor Steel Utah and was elected Vice President in 2016. In 2019, Mr. Needham was promoted to Vice President and General Manager of Nucor Steel Indiana. He served as the Executive Vice President of Bar, Engineered Bar and Rebar Fabrication Products from February 2021 to May 2022.

K. Rex Query (59), Executive Vice President of Strategy, was named EVP in January 2021. Mr. Query joined Nucor in 1990 as a financial analyst in the Corporate Office and subsequently served as Controller at Vulcraft South Carolina, Nucor Steel Berkeley and Nucor Steel Hertford. After serving as General Manager and Corporate Controller, Mr. Query was elected to Vice President in 2002 and served as General Manager at Nucor Steel Auburn, Inc., Nucor Steel Decatur, LLC, Nucor Steel South Carolina and NCF as well as President of Nucor Europe. Most recently, Mr. Query served as President of Nucor's Vulcraft/Verco group. Mr. Query is married to the sister of Mr. Topalian's wife.

Randy J. Spicer (47), was named Executive Vice President of Bar and Rebar Fabrication Products, in May 2024. Mr. Spicer began his Nucor career in 2004 as Accounting Supervisor at Nucor Steel Indiana. In 2006, he joined the start-up team at Nucor Steel Memphis, Inc. as Controller and subsequently served as Controller and Hot Mill Manager at Nucor Steel Gallatin LLC. He was promoted to General Manager of Nucor Tubular Products North in 2020 and elected to Vice President in 2022. He most recently served as President of Nucor Tubular Products.

David A. Sumoski (58), was named Chief Operating Officer, in January 2021. He previously served as Executive Vice President from 2014 to 2020, most recently as EVP of Merchant and Rebar Products. He also served as General Manager of Nucor Steel Memphis, Inc. from 2012 to 2014 and as General Manager of Nucor Steel Marion, Inc. from 2008 to 2012. Mr. Sumoski was named Vice President in 2010. He began his career with Nucor as an electrical supervisor at Nucor Steel-Berkeley in 1995, later serving as Maintenance Manager.

Leon J. Topalian (56), has served as President and Chief Executive Officer since January 2020 and as Chair of the Board of Directors since September 2022. He previously served as President and Chief Operating Officer from September 2019 to December 2019, as Executive Vice President of Beam and Plate Products from 2017 to 2019 and as Vice President of Nucor from 2013 to 2017. He began his Nucor career at Nucor Steel-Berkeley in 1996, serving as a project engineer and then as cold mill production supervisor. Mr. Topalian was promoted to Operations Manager for Nucor's former joint venture in Australia and later served as Melting and Casting Manager at Nucor Steel-South Carolina. He then served as General Manager of Nucor Steel Kankakee, Inc. from 2011 to 2014 and as General Manager of Nucor-Yamato from 2014 to 2017. Mr. Topalian is married to the sister of Mr. Query's wife.

D. Chad Utermark (56), Executive Vice President of New Markets and Innovation, was named EVP in 2014. He previously served as General Manager of Nucor-Yamato from 2011 to 2014 and as General Manager of Nucor Steel-Texas from 2008 to 2011. He was named Vice President of Nucor in 2009. Mr. Utermark began his Nucor career as a utility operator at Nucor Steel-Arkansas in 1992, subsequently serving as shift supervisor and Hot Mill Manager at that division as well as Roll Mill Manager at Nucor Steel-Texas.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the New York Stock Exchange under the symbol "NUE." As of January 31, 2024, there were approximately 11,000 stockholders of record of our common stock.

Our share repurchase program activity for each of the three months and the quarter ended December 31, 2024 was as follows (in millions, except per share amounts):

	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
September 29, 2024—October 26, 2024	2	$ 149.81	2	$ 1,106
October 27, 2024—November 23, 2024	—	$ -	—	$ 1,106
November 24, 2024—December 31, 2024	—	$ -	—	$ 1,106
For the Quarter Ended December 31, 2024	2		2	

(1) Includes commissions of $0.11 per share.

(2) On May 11, 2023, the Company announced that its Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. The share repurchase authorization is discretionary and has no expiration date.

Nucor has increased its base cash dividend every year since the Company began paying dividends in 1973. Nucor paid a total dividend of $2.16 per share in 2024 compared with $2.04 per share in 2023. In December 2024, the Board of Directors increased the base quarterly cash dividend on Nucor's common stock to $0.55 per share from $0.54 per share. In February 2025, the Board of Directors declared Nucor's 208th consecutive quarterly cash dividend of $0.55 per share payable on May 12, 2025 to stockholders of record on March 31, 2025.

See Note 16 to the Company's consolidated financial statements for a discussion regarding securities authorized for issuance under the Company's stock-based compensation plans.

The stock performance graph required by Item 201(e) of Regulation S-K is incorporated into this report by reference from the Company's annual report to stockholders for the year ended December 31, 2024, which will be posted to the Company's website and furnished to the SEC subsequent to the date of this report. The stock performance graph shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, nor shall it be deemed to be "soliciting material" subject to Regulation 14A or incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations of Nucor Corporation should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report discusses our financial condition and results of operations as of and for the years ended December 31, 2024 and 2023. Information concerning the year ended December 31, 2023 and a comparison of the years ended December 31, 2023 and 2022 may be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 27, 2024.

Overview

While the U.S. economy and consumer confidence remained resilient in 2024, steel market demand softened, particularly in regard to high interest rate-sensitive construction sectors and due to economic and political uncertainty in the run-up to the presidential election. As a result, operating rates at our steel mills for the full year 2024 decreased slightly to 76% as compared to 78% for the full year 2023.

Legislation passed by Congress is providing more than $1.5 trillion to rebuild traditional infrastructure, build-out clean energy infrastructure and re-shore semiconductor chip manufacturing back to the United States. Funding from the Infrastructure Investment & Jobs Act (IIJA) is taking longer than expected to impact the steel market and has been less steel intensive than initially estimated. Since being signed into law, the CHIPS Act of 2022 has generated announcements for dozens of new semiconductor ecosystem projects in the U.S. representing more than $400 billion in private investments. Strong Buy America requirements in the IIJA and the Inflation Reduction Act will promote domestically produced steel being used to rebuild U.S. infrastructure and build-out new clean energy infrastructure. More than half of Nucor products are shipped into the construction market, and Nucor's 100% domestically melted-and-poured steel and lower carbon footprint is expected to provide an additional advantage as states and localities look to rebuild infrastructure in a sustainable manner. It is unclear if the change in the presidential administration will impact any steel intensive projects funded under these federal programs going forward.

Our Challenges and Risks

Global steel production overcapacity continues to be an ongoing risk to Nucor and the health of the entire steel industry. The Organisation for Economic Co-operation and Development (the "OECD") estimated that global crude steel production overcapacity would grow from approximately 632 million net tons in 2024 to approximately 710 million net tons in 2025.However, additional capacity continues to come online and China's steel production, the largest steel producing country, is still near record levels. In 2024, China's steel production was more than 1 billion tons for the fifth consecutive year. Circumvention of trade duties also continues to pose a risk, as countries route products through third-party countries to evade duties. Increasingly, China is seeking to evade trade duties by building new steelmaking capacity in other countries with a focus on neighboring countries in southeast Asia, as well as Africa.

An uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards, the availability of scrap substitutes, currency fluctuations and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which are often also associated with periods of stronger or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap

substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in DRI production, coupled with the scrap brokerage and processing services performed by our team at DJJ, give us greater control over our metallic inputs and thus also helps us to mitigate this risk. See "Item 1A. Risk Factors- Industry Specific Risk Factors" for further discussion of raw material risks.

During periods of stronger or rapidly improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes, protecting our gross margins from significant erosion. During periods of weaker or rapidly deteriorating steel market conditions, weak steel demand, low industry utilization rates and the impact of imports create an even more intensified competitive environment and increased pricing pressure. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers in North America who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, most notably in our sheet operations. Approximately 80% of our sheet sales were to contract customers in 2024, with the balance being sold in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers at any given time depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period.

Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise, and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. The vast majority of our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes, but, during periods of steel market weakness, the more intensified competitive steel market environment can cause the sales price indices to decrease resulting in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Contract sales typically have terms ranging from six to 12 months.

Our Strengths and Opportunities

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. We have numerous, large, strategic capital projects at various stages of progress that we believe will help us further diversify our product offerings and expand the markets that we serve. We expect these investments to grow our long-term earnings power by increasing our channels to market, expanding our product portfolio into higher value-added offerings, improving our cost structure and further building upon our market leadership positions.

We believe that Nucor’s raw material supply chain is another important strength. Our investment in DRI production facilities and scrap brokerage and processing businesses provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a portion of our raw materials supply under our control reduces risk associated with the global sourcing of raw materials.

Our highly variable, low-cost structure, combined with our financial strength and liquidity, have allowed us to successfully navigate cyclical steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower

selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our highly experienced workforce intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use EAFs to produce our steel, we can easily vary our production levels to match short-term changes in demand.

Evaluating Our Operating Performance

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers (80% in both 2024 and 2023), but a significant percentage is used internally by many of the facilities in our steel products segment (20% in both 2024 and 2023).

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period with our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales: average sales price per ton during the period and total tons shipped to outside customers.

We also focus on both dollar and percentage changes in gross margins, which are key drivers of our profitability, and the reasons for such changes. There are many factors from period to period that can affect our gross margins. One consistent area of focus for us is changes in “metal margins,” which is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Increases or decreases in the cost of scrap and scrap substitutes that are not offset by changes in the selling price of steel can quickly compress or expand our margins and reduce or increase our profitability.

Changes in marketing, administrative and other expenses, particularly profit sharing and other variable incentive-based payment costs, can have a material effect on our results of operations for a reporting period as well. These costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and other profitability metrics that are a reflection of our pay-for-performance system that is closely tied to our levels of production.

Evaluating Our Financial Condition

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amounts of and reasons for changes in cash used in or provided by investing activities (including projected capital expenditures) and financing activities and our cash and cash equivalents and short-term investments position at period end. We believe that our conservative financial practices have served us well in the past and are serving us well today. As a result, we believe our financial position remains strong.

Comparison of 2024 to 2023

Results of Operations

Nucor reported consolidated net earnings of $2.03 billion, or $8.46 per diluted share, in 2024, which decreased compared to $4.53 billion, or $18.00 per diluted share, in 2023. Earnings decreased across all three operating segments in 2024 as compared to 2023. The primary driver for the decrease in earnings in 2024 as compared to 2023 was the decreased earnings of the steel products segment. The steel products segment experienced decreased average selling prices and lower volumes in 2024 as compared to 2023. The decrease in profitability of our joist and deck businesses had the greatest impact on the decrease in profitability of the steel products segment in 2024 as compared to 2023, as average selling prices and volumes continued to moderate from the historically high levels reached in 2022. Despite comparable volumes, earnings in the steel mills segment decreased in 2024 as compared to

2023 primarily due to lower average selling prices which drove lower metal margins. Also contributing to the decrease in earnings in the steel mills segment in 2024 as compared to 2023 was the increase in pre-operating and start-up costs related to several growth investments that are in various stages of construction or start-up within the segment. Earnings in the raw materials segment decreased in 2024 as compared to 2023 due to the decreased profitability of DJJ's scrap processing operations and the impact of an $83 million impairment charge of a long-term note receivable that management determined was no longer collectible.

The following discussion will provide greater quantitative and qualitative analysis of Nucor's performance in 2024 as compared to 2023.

Net Sales

Net sales to external customers by segment for the years ended December 31, 2024 and 2023 were as follows (in millions):

	Year Ended December 31,		
	2024	**2023**	**% Change**
Steel mills	$ 18,734	$ 20,093	-7%
Steel products	10,085	12,759	-21%
Raw materials	1,915	1,862	3%
Total net sales to external customers	$ 30,734	$ 34,714	-11%

Net sales for 2024 decreased 11% from the prior year. Average sales price per ton decreased 10% from $1,377 in 2023 to $1,241 in 2024. Total tons shipped to outside customers decreased 2% from 25,205,000 tons in 2023 to 24,767,000 tons in 2024.

In the steel mills segment, sales tons for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**% Change**
Outside steel shipments	18,480	18,552	-
Inside steel shipments	4,646	4,721	-2%
Total steel shipments	23,126	23,273	-1%

Net sales for the steel mills segment decreased 7% in 2024 compared to the prior year due to an 7% decrease in the average sales price per ton, from $1,084 in 2023 to $1,013 in 2024. Average selling prices for our sheet, bar, structural, and plate mills decreased in 2024 as compared to 2023.

Outside sales tonnage for the steel products segment for the years ended December 31, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**% Change**
Joist sales	391	510	-23%
Deck sales	321	401	-20%
Rebar fabrication sales	1,020	1,169	-13%
Tubular products sales	856	949	-10%
Building systems sales	238	248	-4%
Other steel products sales	1,192	1,209	-1%
Total steel products sales	4,018	4,486	-10%

Net sales for the steel products segment decreased 21% in 2024 from the prior year due to a 12% decrease in the average sales price per ton, from $2,845 in 2023 to $2,510 in 2024, as well as a 10% decrease in volumes.

Net sales for the raw materials segment increased 3% in 2024 from the prior year, primarily due to increased volumes at DJJ's brokerage operations. In 2024, approximately 93% of outside sales for the raw materials segment were from the brokerage operations of DJJ, and approximately 4% of outside sales were from the scrap processing operations of DJJ (92% and 4%, respectively, in 2023).

Gross Margins

In 2024, Nucor recorded gross margins of $4.10 billion (13%), which was a decrease from $7.82 billion (23%) in 2023:

- The primary driver for the decrease in gross margins in 2024 as compared to 2023 was the decrease in gross margins in the steel products segment. Gross margins decreased across most businesses within the segment due to lower volumes and decreased average selling prices. The largest decreases were at our joist and deck businesses, as average selling prices and volumes continued to moderate from the historically high levels reached in 2022.
- Gross margins in the steel mills segment decreased 2024 compared to 2023 due to decreased metal margins. The average scrap and scrap substitute cost per gross ton used decreased 6% from $421 in 2023 to $394 in 2024. Despite the decrease in average scrap and scrap substitute costs in 2024 compared to 2023, metal margins decreased as the decrease in average selling prices was greater than the decrease in average scrap and scrap substitute costs.

  Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. Scrap prices are stable as we begin 2025.
- Pre-operating and start-up costs of new facilities increased to approximately $594 million in 2024 as compared to approximately $400 million in 2023. Pre-operating and start-up costs in 2024 primarily related to the plate mill in Kentucky, the sheet mill being built in West Virginia, and the melt shop being built in Arizona. Pre-operating and start-up costs in 2023 primarily related to the plate mill then being built in Kentucky, the sheet mill being built in West Virginia, and the micro mill being built in North Carolina. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.
- Gross margins in the raw materials segment decreased significantly in 2024 as compared to 2023 due to the decreased profitability of our scrap processing operations.

Marketing, Administrative and Other Expenses

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor's financial performance, decreased from 2023 to 2024 due to the decreased profitability of the Company. In 2024, profit sharing costs consisted of $298 million, including the Company's matching contribution, made to the Company's Profit Sharing and Retirement Savings Plan for qualified employees ($611 million in 2023). Other employee bonus costs also fluctuate based on Nucor's achievement of certain financial performance goals, including achieving record earnings, and comparisons of Nucor's financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased by 4% to $52 million in 2024 compared with $54 million in 2023 and includes expenses associated with vesting of stock awards granted in prior years.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates was $30 million in 2024 and $13 million in 2023. The increase in equity method investment earnings from 2023 to 2024 was primarily due to decreased losses at NJSM. In October 2023, Nucor purchased an additional 1% interest in NJSM, bringing our investment in NJSM to a 51% controlling interest. Beginning in the fourth quarter of 2023, Nucor has accounted for NJSM on a consolidated basis.

Losses and Impairments of Assets

Included in 2024 net earnings were $137 million of losses and impairments of assets (none in 2023). During the third quarter of 2024, management determined that it was probable that a long-term note receivable in the raw materials segment would no longer be collectable and recorded an $83 million impairment charge to fully reserve the note receivable. The other primary component of losses and impairments of assets in 2024 was a $40 million impairment charge of certain assets, mostly property, plant, and equipment, net, related to a business in the steel products segment.

Interest Expense (Income)

Net interest expense (income) for the years ended December 31, 2024 and 2023 was as follows (in millions):

	Year Ended December 31,	
	2024	2023
Interest expense	$ 228	$ 246
Interest income	(258)	(276)
Interest (income) expense, net	$ (30)	$ (30)

Interest expense decreased in 2024 compared to 2023 due to an increase in capitalized interest. Interest income decreased in 2024 compared to 2023 due to lower average investments and a decrease in average interest rates on investments.

Earnings Before Income Taxes and Noncontrolling Interests

The following table presents earnings before income taxes and noncontrolling interests by segment for the years ended December 31, 2024 and 2023 (in millions). The changes between periods were driven by the quantitative and qualitative factors previously discussed.

	Year Ended December 31,	
	2024	2023
Steel mills	$ 2,226	$ 3,712
Steel products	1,596	3,444
Raw materials	40	254
Corporate/eliminations	(960)	(1,137)
Earnings before income taxes and noncontrolling interests	$ 2,902	$ 6,273

Noncontrolling Interests

Noncontrolling interests represent the income attributable to the noncontrolling partners of Nucor’s joint ventures, Nucor-Yamato, CSI and NJSM. Nucor owns a 51% controlling interest in each of Nucor-Yamato, CSI and NJSM. The decrease in earnings attributable to noncontrolling interests in 2024 as compared to 2023 was due to the decreased earnings of Nucor-Yamato and CSI. Furthermore, the decrease in earnings attributable to noncontrolling interests was due to the losses of NJSM, for which results were consolidated beginning in the fourth quarter of 2023 following Nucor's purchase of an additional 1% interest in NJSM to bring the total investment to a 51% controlling interest.

Provision for Income Taxes

The Company's effective tax rate in 2024 was 20.09% compared with 21.68% in 2023. The 2024 effective tax rate includes an increased impact, when compared to 2023, related to federal tax credits and the change in relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings between the periods.

The Internal Revenue Service ("IRS") is currently examining Nucor's 2015, 2019, and 2020 federal income tax returns. Nucor has concluded U.S. federal income tax matters for tax years through 2014, and for the tax years 2016 and 2018. The tax years 2021 through 2023 remain open to examination by the IRS. The 2015 through 2021 Canadian income tax returns for Nucor Rebar Fabrication Group Inc. (formerly known as Harris Steel Group Inc.) and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2016 through 2023 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada, Trinidad & Tobago, and other state and local jurisdictions).

Net Earnings and Return on Equity

Nucor reported net earnings of $2.03 billion, or $8.46 per diluted share, in 2024, compared to net earnings of $4.53 billion, or $18.00 per diluted share, in 2023. Net earnings attributable to Nucor stockholders as a percentage of net sales were 6.6% and 13.0% in 2024 and 2023, respectively. Return on average stockholders' equity was 9.8% and 23.0% in 2024 and 2023, respectively.

Liquidity and Capital Resources

We believe our financial strength is a key strategic advantage, particularly during recessionary business cycles. We carry the highest credit ratings of any steel producer headquartered in North America, with an A- long-term rating from Standard and Poor's, a Baa1 long-term rating from Moody's and an A- long-term rating from Fitch. Our credit ratings are dependent, however, on many factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made to enhance investors' understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor's cash and cash equivalents, short-term investments and restricted cash and cash equivalents position remained strong at $4.14 billion as of December 31, 2024, compared with $7.13 billion as of December 31, 2023. Approximately $970 million and $1.05 billion of the cash and cash equivalents position as of December 31, 2024 and 2023, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities.

We also issue long-term debt securities from time-to-time. On March 11, 2022, Nucor completed the issuance and sale of $550 million aggregate principal amount of its 3.125% Notes due 2032 (the "2032 Notes") and $550 million aggregate principal amount of its 3.850% Notes due 2052 (the "2052 Notes" and, together with the 2032 Notes, the "2032/2052 Notes"). The net proceeds from the issuance and sale of the 2032/2052 Notes were used along with cash on hand to redeem all of the outstanding $600 million aggregate principal amount of our 4.125% Notes due 2022 (the "2022 Notes") and $500 million aggregate principal amount of our 4.000% Notes due 2023 (the "2023 Notes") pursuant to the terms of the indenture governing the 2022 Notes and the 2023 Notes.

On April 25, 2022, Nucor redeemed all $500 million aggregate principal amount outstanding of the 2023 Notes using a portion of the net proceeds from the issuance and sale of the 2032/2052 Notes. On August 15, 2022, Nucor redeemed all $600 million aggregate principal amount outstanding of the 2022 Notes using the remaining portion of the net proceeds from the issuance and sale of the 2032/2052 Notes.

On May 23, 2022, Nucor completed the issuance and sale of $500 million aggregate principal amount of its 3.950% Notes due 2025 (the “2025 Notes”) and $500 million aggregate principal amount of its 4.300% Notes due 2027 (the “2027 Notes”).

We expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed.

Selected Measures of Liquidity and Capital Resources

	(Dollars in millions) December 31,	
	2024	2023
Cash and cash equivalents	$ 3,558	$ 6,383
Short-term investments	581	747
Restricted cash and cash equivalents	-	4
Working capital	7,498	11,791
Current ratio	2.5	3.6

The current ratio, which is calculated by dividing current assets by current liabilities, was 2.5 at year-end 2024 compared with 3.6 at year-end 2023. The current ratio was impacted by lower cash and cash equivalents and the increase in the current portion of long-term debt at December 31, 2024.

In 2024, total accounts receivable turned approximately every five weeks and inventories turned approximately every ten weeks. These ratios compare with accounts receivable turnover of approximately every five weeks and inventory turnover of approximately every 11 weeks for 2023.

Funds provided by operations, cash and cash equivalents, short-term investments, restricted cash and cash equivalents and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditures, current debt maturities and working capital requirements for existing operations for at least the next 24 months. We also believe we have adequate access to capital markets for liquidity purposes.

Off-Balance Sheet Arrangements

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities that we believe could have a material impact on our financial condition or liquidity.

Capital Allocation Strategy

We believe that our conservative financial practices have served us well in the past and are serving us well today. Nucor’s financial strength allows for a consistent, balanced approach to capital allocation throughout the business cycle. Nucor’s highest capital allocation priority is to invest in our business for profitable growth over the long term. We have historically done this by investing to optimize our existing operations, initiate greenfield expansions and make acquisitions. Our second priority is to return capital to our stockholders through cash dividends and share repurchases. We intend to return a minimum of 40% of our net earnings to our stockholders through dividends and share repurchases, while maintaining a debt-to-capital ratio that supports a strong investment grade credit rating. Nucor returned approximately $2.7 billion in capital to its stockholders in the form of base dividends and share repurchases in 2024.

Our cash flows for each period were as follows:

	(Dollars in millions) December 31,	
	2024	2023
Net cash provided by operating activities	$ 3,979	$ 7,112
Net cash used in investing activities	(3,734)	(2,496)
Net cash used in financing activities	(3,058)	(2,593)
Effect of exchange rate changes on cash	(16)	3
Net (decrease)/increase in cash and cash equivalents and restricted cash and cash equivalents	$ (2,829)	$ 2,026

Operating Activities

For 2024 compared to 2023, the $3.13 billion decrease in cash provided by operating activities was primarily driven by a decrease in net earnings and changes in operating assets and liabilities. Net earnings decreased $2.59 billion over the prior year, which included $137 million of non-cash losses and impairments of assets in 2024 (none in 2023). The changes in operating assets and liabilities resulted in a net inflow of $156 million and $858 million in 2024 and 2023, respectively. The changes in working capital were primarily due to a decrease in accounts receivable and inventories from year-end 2023 to year-end 2024. Accounts receivable at the end of 2024 decreased from the prior year-end resulting in a cash inflow of $319 million due to a decrease in the sales volumes and price per ton compared to the prior year. From year-end 2023 to year-end 2024, inventories decreased resulting in an inflow of $518 million due primarily to an 18% decrease in raw material tons. This compares to inventories at year-end 2023 increasing from year-end 2022 and resulting in a $75 million cash outflow. Salaries, wages and related accruals decreased $385 million due to lower current year profit sharing accrual and other benefit related accruals. Accounts payable decreased resulting in a $321 million cash outflow due to the decreases in inventory mentioned previously.

Investing Activities

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for the construction of new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. The $1.24 billion increase in cash used in investing activities was primarily due to $758 million used in 2024 to fund acquisitions compared to $71 million used to fund acquisitions in 2023. $565 million of this was used in the acquisition of Rytec in 2024. Cash used for capital expenditures increased by $959 million to $3.17 billion in 2024 as compared to $2.21 billion in 2023. The increase in capital expenditures was primarily due to the sheet mill under construction in West Virginia, the sheet mill expansion in Indiana and the rebar micro mill under construction in North Carolina. Capital expenditures for 2025 are estimated to be approximately $3.00 billion. The projects that we anticipate will have the largest capital expenditures in 2025 are the sheet mill under construction in West Virginia, the construction of two manufacturing locations to expand NTS, and the galvanizing line at our sheet mill in South Carolina.

Financing Activities

The primary uses of cash were: (i) stock repurchases of $2.22 billion in 2024 as compared to $1.55 billion in 2023, an increase of $663 million; (ii) cash dividends to stockholders of $522 million in 2024 as compared to $515 million in 2023; and (iii) distributions to noncontrolling interests of $352 million in 2024 as compared to $435 million in 2023, a decrease of $83 million. In 2022, Nucor issued $500 million aggregate principal amount of the 2025 Notes, $500 million aggregate principal amount of the 2027 Notes, $550 million aggregate principal amount of the 2032 Notes and $550 million aggregate principal amount of the 2052 Notes. On April 25, 2022, Nucor redeemed all $500 million aggregate principal amount outstanding of the 2023 Notes. On August 15, 2022, Nucor redeemed all $600 million aggregate principal amount outstanding of the 2022 Notes.

Our $1.75 billion revolving credit facility is undrawn and has a maturity date of November 5, 2026. The revolving credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capital. In addition, the undrawn revolving credit facility contains customary non-financial covenants, including a limit on Nucor's ability to pledge the Company's assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2024, Nucor's funded debt to total capital ratio was 24.5%, and Nucor was in compliance with all covenants under the credit facility.

Market Risk

Nucor's largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2024 were 74% and 54%, respectively. A significant portion of our steel mills and steel products segments' sales are into the commercial, industrial and municipal construction markets. Our largest single customer in 2024 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel, pig iron and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment and the prices we receive for our steel and steel products tend to be correlated with the prices we pay for these materials.

Nucor manages interest rate risk by using a combination of variable-rate and fixed-rate debt. At December 31, 2024, approximately 21% of Nucor's long-term debt was comprised of instruments with variable interest rates, primarily industrial development revenue bonds ("IDRBs") that are adjusted weekly. The remaining 79% of Nucor's long-term debt was at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2024, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to purchases of natural gas used in the production process, as well as steel, scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased, processed or sold in future periods or hedging the exposures related to changes in the fair value of outstanding fixed-rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

Dividends

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid aggregate dividends of $2.16 per share in 2024, compared with aggregate dividends of $2.04 per share in 2023. In December 2024, the Board of Directors increased the regular quarterly cash dividend on Nucor's common stock to $0.55 per share. Nucor returned approximately $2.73 billion in capital to its stockholders in the form of base dividends and share repurchases in 2024. In February 2025, the Board of Directors declared Nucor's 208th consecutive quarterly cash dividend of $0.55 per share payable on May 12, 2025 to stockholders of record as of March 31, 2025.

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2024 for the periods presented (in millions):

	Payments Due By Period				
Contractual Obligations	Total	2025	2026-2027	2028-2029	2030 and thereafter
Long-term debt	$ 6,725	$ 1,025	$ 597	$ 619	$ 4,484
Estimated interest on long-term debt (1)	3,324	238	432	361	2,293
Finance leases	263	27	51	98	87
Operating leases	162	35	52	31	44
Raw material purchase commitments (2)	2,972	1,313	942	435	282
Utility purchase commitments (2)	1,164	364	331	221	248
Other unconditional purchase obligations (3)	1,876	1,406	444	10	16
Other long-term obligations (4)	762	499	67	7	189
Total contractual obligations	$ 17,248	$ 4,907	$ 2,916	$ 1,782	$ 7,643

(1) Interest is estimated using applicable rates at December 31, 2024 for Nucor's outstanding fixed-rate and variable-rate debt.

(2) Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas, and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2024, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.

(3) Purchase obligations include commitments for capital expenditures on operating machinery and equipment.

(4) Other long-term obligations include amounts associated with Nucor's early-retiree medical benefits, management compensation and guarantees.

Note: In addition to the amounts shown in the table above, $212 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $50 million at December 31, 2024.

Outlook

We expect earnings in the steel mills and steel products segments to be similar in the first quarter of 2025 as compared to the fourth quarter of 2024. Earnings in the raw materials segment are expected to decrease in the first quarter of 2025 relative to the fourth quarter of 2024. We expect higher corporate, administrative and tax impacts in the first quarter of 2025 than realized in the fourth quarter of 2024 which may result in lower net earnings overall.

Capital deployment is expected to decrease in 2025 with planned capital expenditures of approximately $3.0 billion, continued evaluation of acquisitions, and share repurchases expected to moderate. As we have in the past, we intend to allocate capital to investments that advance our strategy to grow the core and expand beyond, with the goal of keeping Nucor in a position of strength well into the future.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets and reserves for environmental obligations and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company’s inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be independently identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value. Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2024. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that the tested long-lived asset groupings were recoverable as of December 31, 2024. Management determined that no long-lived asset impairment testing was required in 2023.

Goodwill and Intangibles

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill.

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Significant assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (i) expected cash flow for the five-year period following the testing date (including market

share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Our fourth quarter 2024 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge. See Note 8 to the Company's consolidated financial statements for further discussion of the results of the Company's 2024 annual goodwill impairment analysis.

Nucor will continue to monitor operating results within all reporting units throughout 2025 in an effort to determine if events and circumstances require further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual qualitative and/or quantitative impairment test during our fourth quarter of 2025. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management's judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered long-term.

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple-scenario income approach. Management's analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance; (ii) the base case scenario contains estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the recessionary case scenario contains estimates of future results which include limited growth resulting only from operational cost improvements and limited benefits of new higher-value product offerings. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

Key assumptions used to determine the fair value of our equity method investments include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the investment; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Nucor reviews its equity method investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2024.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense and other expenses.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words "anticipate," "believe," "expect," "intend," "project," "may," "will," "should," "could" and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company's best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of

the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of any pandemic or public health situation; and (16) the risks discussed in “Item 1A. Risk Factors” of this report.

Caution should be taken not to place undue reliance on the forward-looking statements included in this report. We assume no obligation to update any forward-looking statements except as may be required by law. In evaluating forward-looking statements, these risks and uncertainties should be considered, together with the other risks described from time to time in our reports and other filings with the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, Nucor is exposed to a variety of market risks. We continually monitor these risks and develop strategies to manage them.

Interest Rate Risk – Nucor manages interest rate risk by using a combination of variable-rate and fixed-rate debt. At December 31, 2024, approximately 21% of Nucor's long-term debt was comprised of instruments with variable interest rates, primarily IDRBs that are adjusted weekly. The remaining 79% of Nucor's long-term debt was at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. Nucor also occasionally makes use of interest rate swaps to manage net exposure to interest rate changes. As of December 31, 2024, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Commodity Price Risk – In the ordinary course of business, Nucor is exposed to market risk for price fluctuations of raw materials and energy, principally scrap, steel, other ferrous and nonferrous metals, alloys and natural gas. We attempt to negotiate the best prices for our raw material and energy requirements and to obtain prices for our steel products that match market price movements in response to supply and demand. In periods of strong or stable demand for our products, we are more likely to be able to effectively reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand for our products is weaker, this becomes more challenging. Our DRI facilities in Trinidad and Louisiana provide us with flexibility in managing our input costs. DRI is particularly important for operational flexibility when demand for prime scrap increases due to increased domestic steel production.

Natural gas produced by Nucor's production operations is being sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our Louisiana DRI facility and our steel mills in the United States.

Nucor also periodically uses derivative financial instruments to hedge a portion of our exposure to price risk related to natural gas purchases used in the production process and to hedge a portion of our steel, scrap, aluminum and copper purchases and sales. Gains and losses from derivatives designated as hedges are deferred in accumulated other comprehensive loss, net of income taxes on the consolidated balance sheets and recognized in net earnings in the same period as the underlying physical transaction. At December 31, 2024, accumulated other comprehensive loss, net of income taxes included $1 million in unrealized net-of-tax gains for the fair value of these derivative instruments. Changes in the fair values of derivatives not designated as hedges are recognized in net earnings each period. The following table presents the negative effect on pre-tax earnings of a hypothetical change in the fair value of the derivative instruments outstanding at December 31, 2024, due to an assumed 10% and 25% change in the market price of each of the indicated commodities (in millions):

Commodity Derivative	10% Change	25% Change
Natural gas	$ 11	$ 28
Other commodities	9	23

Any resulting changes in fair value would be recorded as adjustments to accumulated other comprehensive loss, net of income taxes or recognized in net earnings, as appropriate. These hypothetical losses would be partially offset by the benefit of lower prices paid or higher prices received for the physical commodities.

Foreign Currency Risk – Nucor is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations. Open foreign currency derivative contracts at December 31, 2024 and 2023 were insignificant.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Nucor's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Nucor's internal control over financial reporting as of December 31, 2024. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on its assessment, management concluded that Nucor's internal control over financial reporting was effective as of December 31, 2024. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor's internal control over financial reporting as of December 31, 2024 as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nucor Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nucor Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Certain Reporting Unit in the Steel Products Segment

As described in Notes 2 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was $4,288 million as of December 31, 2024, and the goodwill associated with the Steel Products segment was $2,816 million, of which a portion relates to a certain reporting unit. Goodwill is tested annually for impairment, on the first day of the fourth quarter, and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill. Based on the results of the qualitative assessment, it may be necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. As disclosed by management, significant assumptions used to determine the fair value of a reporting unit include (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw material costs and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for a certain reporting unit in the Steel Products segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of a certain reporting unit in the Steel Products segment and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to sales volumes and prices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of a certain reporting unit in the Steel Products segment. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of a certain reporting unit in the Steel Products segment; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to sales volumes and prices. Evaluating management’s assumptions related to sales prices and volumes involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 27, 2025

We have served as the Company’s auditor since 1989.

CONSOLIDATED BALANCE SHEETS
(In millions)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,558	$ 6,383
Short-term investments	581	747
Accounts receivable, net	2,675	2,953
Inventories, net	5,106	5,578
Other current assets	555	725
Total current assets	12,475	16,386
Property, plant and equipment, net	13,243	11,050
Restricted cash and cash equivalents	—	4
Goodwill	4,288	3,969
Other intangible assets, net	3,134	3,108
Other assets	800	823
Total assets	$ 33,940	$ 35,340
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	$ 225	$ 119
Current portion of long-term debt and finance lease obligations	1,042	74
Accounts payable	1,832	2,020
Salaries, wages and related accruals	903	1,326
Accrued expenses and other current liabilities	975	1,056
Total current liabilities	4,977	4,595
Long-term debt and finance lease obligations due after one year	5,683	6,649
Deferred credits and other liabilities	1,863	1,973
Total liabilities	12,523	13,217
Commitments and contingencies		
Equity		
Nucor stockholders' equity:		
Common stock (800.0 shares authorized; 380.2 and 380.2 shares issued, respectively)	152	152
Additional paid-in capital	2,223	2,176
Retained earnings	30,271	28,762
Accumulated other comprehensive loss, net of income taxes	(208)	(162)
Treasury stock (147.4 and 135.3 shares, respectively)	(12,144)	(9,988)
Total Nucor stockholders' equity	20,294	20,940
Noncontrolling interests	1,123	1,183
Total equity	21,417	22,123
Total liabilities and equity	$ 33,940	$ 35,340

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share data)

	Year Ended December 31,		
	2024	2023	2022
Net sales	$ 30,734	$ 34,714	$ 41,512
Costs, expenses and other:			
Cost of products sold	26,632	26,899	29,009
Marketing, administrative and other expenses	1,123	1,585	1,997
Equity in earnings of unconsolidated affiliates	(30)	(13)	(11)
Losses and impairments of assets	137	—	102
Interest (income) expense, net	(30)	(30)	170
	27,832	28,441	31,267
Earnings before income taxes and noncontrolling interests	2,902	6,273	10,245
Provision for income taxes	583	1,360	2,166
Net earnings before noncontrolling interests	2,319	4,913	8,079
Earnings attributable to noncontrolling interests	292	388	472
Net earnings attributable to Nucor stockholders	$ 2,027	$ 4,525	$ 7,607
Net earnings per share:			
Basic	$ 8.47	$ 18.05	$ 28.88
Diluted	$ 8.46	$ 18.00	$ 28.79

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Net earnings before noncontrolling interests	$ 2,319	$ 4,913	$ 8,079
Other comprehensive income (loss):			
Net unrealized (loss) gain on hedging derivatives, net of income taxes of ($3), ($17) and $24 for 2024, 2023, and 2022, respectively	(6)	(52)	77
Reclassification adjustment for gain (loss) on settlement of hedging derivatives included in net earnings, net of income taxes of $7 $4, and ($16) for 2024, 2023, and 2022, respectively	21	12	(52)
Foreign currency translation (loss) gain, net of income taxes of $0 for 2024, 2023 and 2022	(61)	21	(55)
Adjustment to early retiree medical plan, net of income taxes of $0, ($2) and $2, for 2024, 2023 and 2022, respectively	—	(5)	6
Reclassification adjustment for (gain) loss on early retiree medical plan included in net earnings, net of income taxes of $0 for 2024, 2023 and 2022, respectively	—	(1)	2
	(46)	(25)	(22)
Comprehensive income	2,273	4,888	8,057
Comprehensive income attributable to noncontrolling interests	292	388	472
Comprehensive income attributable to Nucor stockholders	$ 1,981	$ 4,500	$ 7,585

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share data)

		Nucor Stockholders									
	Total	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock (at cost) Shares	Treasury Stock (at cost) Amount	Total Nucor Stockholders' Equity	Noncontrolling Interests
BALANCES, December 31, 2021	$ 14,604	380.2	$ 152	$ 2,141	$ 17,674	$ (115)	107.7	$ (5,835)	$ 14,017	$ 587
Net earnings before noncontrolling interests in 2022	8,079	—	—	—	7,607	—	—	—	7,607	472
Other comprehensive income (loss)	(22)	—	—	—	—	(22)	—	—	(22)	—
Stock options exercised	23	—	—	(3)	—	—	(0.4)	26	23	—
Stock option expense	5	—	—	5	—	—	—	—	5	—
Issuance of stock under award plans, net of forfeitures	70	—	—	(4)	—	—	(1.2)	74	70	—
Amortization of unearned compensation	5	—	—	5	—	—	—	—	5	—
Treasury stock acquired and net impact of excise tax	(2,763)	—	—	—	—	—	20.6	(2,763)	(2,763)	—
Cash dividends declared ($2.01 per share)	(527)	—	—	—	(527)	—	—	—	(527)	—
Distributions to noncontrolling interests	(332)	—	—	—	—	—	—	—	—	(332)
Acquisition	428	—	—	—	—	—	—	—	—	428
BALANCES, December 31, 2022	$ 19,570	380.2	$ 152	$ 2,144	$ 24,754	$ (137)	126.7	$ (8,498)	$ 18,415	$ 1,155
Net earnings before noncontrolling interests in 2023	4,913	—	—	—	4,525	—	—	—	4,525	388
Other comprehensive income (loss)	(25)	—	—	—	—	(25)	—	—	(25)	—
Stock options exercised	12	—	—	(3)	—	—	(0.2)	15	12	—
Stock option expense	5	—	—	5	—	—	—	—	5	—
Issuance of stock under award plans, net of forfeitures	87	—	—	24	—	—	(1.0)	63	87	—
Amortization of unearned compensation	6	—	—	6	—	—	—	—	6	—
Treasury stock acquired and net impact of excise tax	(1,568)	—	—	—	—	—	9.8	(1,568)	(1,568)	—
Cash dividends declared ($2.07 per share)	(517)	—	—	—	(517)	—	—	—	(517)	—
Distributions to noncontrolling interests	(435)	—	—	—	—	—	—	—	—	(435)
Acquisition	75	—	—	—	—	—	—	—	—	75
BALANCES, December 31, 2023	$ 22,123	380.2	$ 152	$ 2,176	$ 28,762	$ (162)	135.3	$ (9,988)	$ 20,940	$ 1,183
Net earnings before noncontrolling interests in 2024	2,319	—	—	—	2,027	—	—	—	2,027	292
Other comprehensive income (loss)	(46)	—	—	—	—	(46)	—	—	(46)	—
Stock options exercised	4	—	—	(1)	—	—	(0.1)	5	4	—
Stock option expense	5	—	—	5	—	—	—	—	5	—
Issuance of stock under award plans, net of forfeitures	109	—	—	33	—	—	(0.9)	76	109	—
Amortization of unearned compensation	10	—	—	10	—	—	—	—	10	—
Treasury stock acquired and net impact of excise tax	(2,237)	—	—	—	—	—	13.1	(2,237)	(2,237)	—
Cash dividends declared ($2.17 per share)	(518)	—	—	—	(518)	—	—	—	(518)	—
Distributions to noncontrolling interests	(352)	—	—	—	—	—	—	—	—	(352)
Acquisition	—	—	—	—	—	—	—	—	—	—
BALANCES, December 31, 2024	$ 21,417	380.2	$ 152	$ 2,223	$ 30,271	$ (208)	147.4	$ (12,144)	$ 20,294	$ 1,123

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Operating activities:			
Net earnings before noncontrolling interests	$ 2,319	$ 4,913	$ 8,079
Adjustments:			
Depreciation	1,094	931	827
Amortization	262	238	235
Stock-based compensation	132	130	137
Deferred income taxes	(116)	21	(47)
Distributions from affiliates	25	34	57
Equity in earnings of unconsolidated affiliates	(30)	(13)	(11)
Losses and impairments of assets	137	—	102
Changes in assets and liabilities (exclusive of acquisitions and dispositions):			
Accounts receivable	319	664	501
Inventories	518	(75)	962
Accounts payable	(321)	361	(496)
Federal income taxes	97	188	(337)
Salaries, wages and related accruals	(385)	(291)	155
Other operating activities	(72)	11	(92)
Cash provided by operating activities	3,979	7,112	10,072
Investing activities:			
Capital expenditures	(3,173)	(2,214)	(1,948)
Investment in and advances to affiliates	—	(35)	—
Sale of business	1	—	100
Disposition of plant and equipment	17	15	32
Acquisitions (net of cash acquired)	(758)	(71)	(3,553)
Purchases of investments	(1,296)	(1,472)	(914)
Proceeds from the sale of investments	1,487	1,317	590
Other investing activities	(12)	(36)	(10)
Cash used in investing activities	(3,734)	(2,496)	(5,703)
Financing activities:			
Net change in short-term debt	105	(25)	(59)
Proceeds from issuance of long-term debt, net of discount	—	—	2,092
Repayment of long-term debt	(10)	(10)	(1,111)
Bond issuance costs	—	—	(13)
Proceeds from exercise of stock options	4	12	23
Payment of tax withholdings on certain stock-based compensation	(53)	(49)	(64)
Distributions to noncontrolling interests	(352)	(435)	(332)
Cash dividends	(522)	(515)	(534)
Acquisition of treasury stock	(2,217)	(1,554)	(2,763)
Proceeds from government incentives	—	—	275
Other financing activities	(13)	(17)	(25)
Cash used in financing activities	(3,058)	(2,593)	(2,511)
Effect of exchange rate changes on cash	(16)	3	(6)
(Decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(2,829)	2,026	1,852
Cash and cash equivalents and restricted cash and cash equivalents - beginning of year	6,387	4,361	2,509
Cash and cash equivalents and restricted cash and cash equivalents - end of year	$ 3,558	$ 6,387	$ 4,361
Non-cash investing activity:			
Change in accrued plant and equipment purchases	$ 115	$ 1	$ 5

See notes to consolidated financial statements.

NUCOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

1. Nature of Operations and Basis of Presentation

Nature of Operations

Nucor is principally a manufacturer of steel and steel products, as well as a scrap broker and processor, with operating facilities and customers primarily located in North America.

Principles of Consolidation

The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company (Limited Partnership) (“Nucor-Yamato”), of which Nucor owns 51%; California Steel Industries, Inc. (“CSI”), of which Nucor owns 51%; and Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"), of which Nucor owns 51%. All intercompany transactions are eliminated.

Distributions are made to noncontrolling interest partners in Nucor-Yamato in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay its U.S. federal and state income taxes.

Distributions are made to noncontrolling interest partners in CSI in accordance with the stockholder agreement.

Distributions are made to the noncontrolling interest partner in NJSM in accordance with the joint venture agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are recorded at cost plus accrued interest, which approximates fair value, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

Short-term Investments

Short-term investments are recorded at fair value. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss) if material. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company's inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, except for property, plant and equipment acquired through acquisitions which is recorded at acquisition date fair value. With the exception of our natural gas wells, depreciation primarily is provided on a straight-line basis over the estimated useful lives of the assets. Depletion of all capitalized costs associated with our natural gas producing properties is expensed on a unit-of-production basis by individual field as the gas from the proved developed reserves is produced. The costs of acquiring unproved natural gas leasehold acreage are capitalized. When proved reserves are found on unproved properties, the associated leasehold cost is transferred to proved properties. Unproved leases are reviewed periodically for any impairment triggering event, and a valuation allowance is provided for any estimated decline in value. The costs of planned major maintenance activities are capitalized as part of other current assets and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred.

Goodwill and Other Intangibles

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the operating segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, it may be necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, which could include market growth and market share, sales volumes and prices, raw materials and other costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line or accelerated basis.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which independent cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related assets are written down to their estimated fair market value.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in fair value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value.

Revenue Recognition

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance. See Note 23 for further information.

Income Taxes

Nucor utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of interest expense and other expenses.

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised for new grants, as necessary, to reflect market conditions and experience.

Foreign Currency Translation

For Nucor's operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses have been translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period they occur.

Recently Issued Accounting Pronouncements

In December 2023, new accounting guidance was issued related to income tax disclosures. The new guidance requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The new guidance is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted

for annual financial statements that have not yet been issued or made available for issuance. This new guidance will likely result in additional required disclosures when adopted. The Company is evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.

In November 2024, new accounting guidance was issued that requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. The new accounting guidance also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The new accounting guidance is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this new accounting guidance can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Company is evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, new accounting guidance was issued that updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This new guidance also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The new guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this guidance retrospectively on December 31, 2024. As a result, we have enhanced our segment disclosures to include the presentation of cost of sales by segment and the disclosure of our CODMs. The adoption of this accounting guidance affects only our disclosures, with no impacts to our financial condition and results of operations.

3. Short-term Investments

Nucor held $581 million of short-term investments as of December 31, 2024 ($747 million as of December 31, 2023). The investments held as of December 31, 2024 and December 31, 2023 consisted mainly of certificates of deposit (“CD’s”), commercial paper, corporate bonds and U.S. government securities, which were classified as available-for-sale. Interest income on the CD’s and corporate bonds was recorded as earned.

Realized and unrealized gains or losses have been deemed immaterial for disclosure by Nucor management.

4. Accounts Receivable

An allowance for credit losses is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for credit losses of $115 million at December 31, 2024 ($127 million at December 31, 2023 and $200 million at December 31, 2022).

5. Inventories

Inventories consisted of approximately 34% raw materials and supplies and 66% finished and semi-finished products at December 31, 2024 (37% and 63%, respectively at December 31, 2023). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

6. Leases

We lease certain equipment, office space and land. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or sometimes more. The exercise of lease renewal options is at our sole discretion and we consider these options in determining the lease term used to establish our right-of-use assets and lease liabilities. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option reasonably certain of exercise.

We determine that a contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In evaluating whether we have the right to control the use of an identified asset, we assess whether or not we have the right to control the use of the identified asset and to obtain substantially all of the economic benefit from the use of the identified asset.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Certain of our lease agreements include payments that adjust periodically for consumption of goods provided by the right-of-use asset in excess of contractually determined minimum amounts and for inflation. These variable lease payments are not significant. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental statement of earnings information related to our leases is as follows (in millions):

	Statement of Earnings Classification	Year Ended December 31, 2024	2023	2022
Operating lease cost	Cost of products sold	$ 18	$ 27	$ 24
Operating lease cost	Marketing, administrative and other expenses	11	3	3
Total operating lease cost		$ 29	$ 30	$ 27
Finance lease cost:				
Amortization of leased assets	Cost of products sold	$ 30	$ 19	$ 19
Interest on lease liabilities	Interest expense, net	3	12	12
Total finance lease cost		$ 33	$ 31	$ 31
Total lease cost		$ 62	$ 61	$ 58

Supplemental cash flow information related to our leases is as follows (in millions):

	Year Ended December 31, 2024	2023	2022
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 30	$ 30	$ 27
Operating cash flows from finance leases	$ 11	$ 12	$ 12
Financing cash flows from finance leases	$ 14	$ 17	$ 16
Non-cash investing and financing activities:			
Additions to right-of-use assets obtained from			
Operating lease liabilities	$ 36	$ 27	$ 34
Finance lease liabilities	$ 15	$ 16	$ 27

Supplemental balance sheet information related to our leases is as follows (in millions):

	Balance Sheet Classification	December 31, 2024	2023
Assets:			
Operating lease	Other assets	$ 107	$ 103
Finance lease	Property, plant and equipment, net	163	167
Total leased		$ 270	$ 270
Liabilities:			
Current operating	Accrued expenses and other current liabilities	$ 24	$ 25
Current finance	Current portion of long-term debt and finance lease obligations	17	14
Non-current operating	Deferred credits and other liabilities	93	82
Non-current finance	Long-term debt and finance lease obligations due after one year	174	175
Total leased		$ 308	$ 296

Weighted-average remaining lease term and discount rate for our leases are as follows:

	December 31, 2024
Weighted-average remaining lease term - operating leases	7.8 years
Weighted-average remaining lease term - finance leases	13.1 years
Weighted-average discount rate - operating leases	4.5%
Weighted-average discount rate - finance leases	10.4%

The reason for the substantial weighted-average discount rate – finance leases, of 10.4%, is due to Nucor's past accounting for the respective finance leases under the former accounting guidance for capital leases. Pursuant to the former lease accounting guidance, the recognition of a capital lease asset and associated capital lease liability could not exceed the fair market value of the leased asset at the lease commencement. Accordingly, the incremental borrowing rate was adjusted upward so that the present value of the minimum lease payments would equal the fair value of the asset.

Maturities of lease liabilities by year for our leases were as follows as of December 31, 2024 (in millions):

	Operating Leases	Finance Leases
Maturities of lease liabilities, year ending December 31,		
2025	$ 29	$ 25
2026	25	24
2027	19	23
2028	16	22
2029	12	21
Thereafter	41	145
Total lease payments	$ 142	$ 260
Less imputed interest	(25)	(69)
Present value of lease liabilities	$ 117	$ 191

7. Property, Plant and Equipment

Property, plant and equipment is carried at historical cost, net of accumulated depreciation. Net property, plant and equipment by major asset class consisted of the following (in millions):

	December 31, 2024	December 31, 2023
Land and improvements, net	$ 1,257	$ 1,183
Buildings and improvements	2,764	2,551
Machinery and equipment	17,431	16,328
Proved oil and gas properties	559	559
Leasehold interest in unproved oil and gas properties	96	96
Construction in process and equipment deposits	3,758	2,122
	25,865	22,839
Less accumulated depreciation	(12,622)	(11,789)
	$ 13,243	$ 11,050

The estimated useful lives primarily range from five to 25 years for land improvements, four to 40 years for buildings and improvements and two to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Included within property, plant and equipment, net, of the steel mills segment at December 31, 2024 is $235 million of assets, net of accumulated depreciation, related to our consolidated joint venture NJSM. During the fourth quarter 2024, the Company determined that a triggering event occurred after review of NJSM's most recent annual forecast. The Company performed an impairment assessment to determine if

the carrying amount of NJSM exceeded its projected undiscounted cash flows. Upon completion of the assessment, the Company determined that the carrying amount did not exceed its projected undiscounted cash flows and no impairment charge was required. Nucor will continue to monitor NJSM's financial performance. If NJSM's financial performance underperforms its forecasts, management may determine that a triggering event has occurred and additional testing may be required.

Raw Materials Segment Asset Impairments

In the fourth quarter of 2022, Nucor decided that it is unlikely to develop the remaining portions of its unproved oil and natural gas properties. As a result of this decision, Nucor recorded a $96.0 million impairment charge for the entire balance of those assets, which are included in the raw materials segment. The impairment charge is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2022. We retain ownership of our leasehold interest in unproved oil and natural gas properties. The carrying value of the leasehold interest in unproved oil and gas properties was zero at December 31, 2022.

Financial Assistance Related to Sheet Mill in West Virginia

Nucor received $275 million of financial assistance in 2022 from the West Virginia Department of Economic Development in connection with Nucor's planned construction of Nucor Steel West Virginia (NSWV), a sheet mill in Mason County, West Virginia. Nucor will earn the financial assistance if, by the Completion Date (defined in the agreement as on or before December 31, 2026), Nucor meets certain capital investment, full-time jobs creation and total annual payroll criteria. Nucor believes that it is probable we will meet these conditions. Nucor spent $180 million in 2022 and $95 million in 2023 in qualifying expenditures for the construction of NSWV, and that amount is included as a contra-asset in construction in process and equipment deposits that are a part of property, plant and equipment, net on the consolidated balance sheet at December 31, 2024 and December 31, 2023. When the NSWV assets are placed into service, the effect of depreciating the assets constructed with the financial assistance will decrease depreciation expense in the consolidated statement of earnings.

8. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for the years ended December 31, 2024 and 2023 by segment is as follows:

	(in millions)			
	Steel Mills	Steel Products	Raw Materials	Total
Balance, December 31, 2022	$ 675	$ 2,510	$ 735	$ 3,920
Acquisitions	—	(2)	45	43
Translation	—	6	—	6
Balance, December 31, 2023	675	2,514	780	3,969
Acquisitions	—	318	17	335
Translation	—	(16)	—	(16)
Balance, December 31, 2024	$ 675	$ 2,816	$ 797	$ 4,288

The majority of goodwill is not tax deductible.

Intangible assets with estimated useful lives of five to 25 years are amortized on a straight-line or accelerated basis and are comprised of the following:

	(in millions)			
	December 31, 2024		December 31, 2023	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$ 4,444	$ 1,512	$ 4,190	$ 1,296
Trademarks and trade names	387	192	372	168
Other	129	122	110	100
	$ 4,960	$ 1,826	$ 4,672	$ 1,564

Intangible asset amortization expense was $262 million in 2024 ($238 million in 2023 and $235 million in 2022). Annual amortization expense is estimated to be $253 million in 2025, $248 million in 2026, $245 million in 2027, $242 million in 2028 and $208 million in 2029.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarter for each of 2024, 2023 and 2022 and concluded that as of each such date there was no impairment of goodwill for any of its reporting units.

There are no material historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

9. Equity Investments

The carrying value of our equity investments in domestic and foreign companies was $483 million at December 31, 2024 ($480 million at December 31, 2023), and is recorded in other assets in the consolidated balance sheets.

NuMit

Nucor owns a 50% economic and voting interest in NuMit LLC (“NuMit”). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 32 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for its investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members of NuMit. Nucor’s investment in NuMit was $438 million at December 31, 2024 ($432 million at December 31, 2023). Nucor received distributions of $25 million, $33 million, and $56 million from NuMit during 2024, 2023 and 2022, respectively.

All Equity Investments

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2024.

10. Current Liabilities

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $146 million at December 31, 2024 ($159 million at December 31, 2023). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $129 million at December 31, 2024 ($134 million at December 31, 2023).

11. Debt and Other Financing Arrangements

(in millions)	December 31, 2024	December 31, 2023
Industrial revenue bonds due from 2025 to 2061 (1)	$ 1,350	$ 1,350
NJSM notes due from 2025 to 2029 (2)	80	80
Notes, 2.000%, due 2025	500	500
Notes, 3.950%, due 2025	500	500
Notes, 4.300%, due 2027	500	500
Term notes, 2.950%, due 2027 (3)	48	58
Notes, 3.950%, due 2028	500	500
Notes, 2.700%, due 2030	500	500
Notes, 3.125%, due 2032	550	550
Notes, 6.400%, due 2037	543	543
Notes, 5.200%, due 2043	338	338
Notes, 4.400%, due 2048	329	329
Notes, 3.850%, due 2052	550	550
Notes, 2.979%, due 2055	439	439
Finance lease obligations	191	189
Total long-term debt and finance lease obligations	6,918	6,926
Less premium on debt exchange	165	171
Less debt issuance costs	28	32
Total amounts outstanding	6,725	6,723
Less current maturities of long-term debt (2) (3)	1,025	60
Less current portion of finance lease obligations	17	14
Total long-term debt and finance lease obligations due after one year	$ 5,683	$ 6,649

(1) The industrial revenue bonds had variable rates ranging from 3.92% to 4.70% at December 31, 2024 and 4.20% to 5.10% at December 31, 2023.

(2) The NJSM notes relate to borrowings of NJSM under its General Financing Agreement and Promissory Note (the "NJSM Facility"). The maximum amount NJSM could borrow under the NJSM Facility was $80 million at December 31, 2024. The NJSM Facility is uncommitted. Borrowings under the NJSM Facility had variable rates ranging from 5.46% to 6.88% at December 31, 2024.

(3) The term notes were assumed in conjunction with the acquisition of 51% ownership of CSI on February 1, 2022. The original principal amount of the notes was $101 million, with a fixed rate of 2.95% until September 30, 2026 when they will convert to a floating rate. Payments of $3 million are due quarterly along with accrued interest. The term notes mature on March 31, 2027. (See Note 24.)

Annual aggregate long-term debt maturities are: $1.03 billion in 2025, $65 million in 2026, $532 million in 2027, $553 million in 2028, $66 million in 2029 and $4.48 billion thereafter

Nucor's $1.75 billion revolving credit facility remains undrawn and has a maturity date of November 5, 2026. The unsecured revolving credit facility provides up to $1.75 billion in revolving loans and allows up to $500 million in additional commitments at Nucor's election in accordance with the terms set forth in the credit agreement. Up to $100 million of the credit facility is available for the issuance of letters of credit and up to $500 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with the terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor's senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capital of 60%, a limit on Nucor's

ability to pledge the Company's assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2024, Nucor's funded debt to total capital ratio was 25%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2024 and 2023.

On March 11, 2022, Nucor completed the issuance and sale of $550 million aggregate principal amount of its 3.125% Notes due 2032 (the "2032 Notes") and $550 million aggregate principal amount of its 3.850% Notes due 2052 (the "2052 Notes" and, together with the 2032 Notes, the "2032/2052 Notes"). The net proceeds from the issuance and sale of the 2032/2052 Notes were used along with cash on hand to redeem all of the outstanding $600 million aggregate principal amount of our 4.125% Notes due 2022 (the "2022 Notes") and $500 million aggregate principal amount of our 4.000% Notes due 2023 (the "2023 Notes") pursuant to the terms of the indenture governing the 2022 Notes and the 2023 Notes. The net proceeds from the issuance and sale of the 2032/2052 Notes were $1.09 billion, after expenses and the underwriting discount. Costs of $15 million associated with the issuance and sale of the 2032/2052 Notes have been capitalized and will be amortized over the life of the 2032/2052 Notes.

On April 25, 2022, Nucor redeemed all $500 million aggregate principal amount outstanding of the 2023 Notes using a portion of the net proceeds from the issuance and sale of the 2032/2052 Notes. On August 15, 2022, Nucor redeemed all $600 million aggregate principal amount outstanding of the 2022 Notes using the remaining portion of the net proceeds from the issuance and sale of the 2032/2052 Notes.

On May 23, 2022, Nucor completed the issuance and sale of $500 million aggregate principal amount of its 3.950% Notes due 2025 (the "2025 Notes") and $500 million aggregate principal amount of its 4.300% Notes due 2027 (the "2027 Notes" and, together with the 2025 Notes, the "2025/2027 Notes"). The net proceeds from the issuance and sale of the 2025/2027 Notes were used for general corporate purposes and to pay a portion of the purchase price for the acquisition of C.H.I. The net proceeds from the issuance and sale of the 2025/2027 Notes were $992 million, after expenses and the underwriting discount. Costs of $6 million associated with the issuance and sale of the 2025/2027 Notes have been capitalized and will be amortized over the life of the 2025/2027 Notes.

Harris Steel has credit facilities totaling approximately $18 million, with no outstanding borrowings at December 31, 2024 and 2023.

The business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2024, Nucor Trading S.A. had outstanding borrowings of $45 million ($24 million as of December 31, 2023). NJSM maintains an uncommitted trade credit agreement with three banking institutions. As of December 31, 2024, NJSM had outstanding borrowings of $180 million ($95 million as of December 31, 2023) under the trade credit agreement. Nucor Trading S.A. and NJSM's credit arrangements are presented in short-term debt in the consolidated balance sheets.

Letters of credit totaling $59 million were outstanding as of December 31, 2024 ($58 million as of December 31, 2023), related to certain obligations, including workers' compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

12. Capital Stock

The par value of Nucor's common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by the Board of Directors. There are no shares of preferred stock issued or outstanding.

Dividends declared per share were $2.170 in 2024 ($2.070 in 2023 and $2.010 per share in 2022).

The Company repurchased approximately $2.22 billion of its common stock in 2024 (approximately $1.55 billion in 2023 and $2.76 billion in 2022).

On May 11, 2023, the Company announced that the Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. Share repurchases are made from time to time in the open market at prevailing market prices or through private transactions or block trades. The timing and amount of repurchases will depend on market conditions, share price, applicable legal requirements and other factors. The share repurchase authorization is discretionary and has no expiration date. At December 31, 2024, the Company had approximately $1.11 billion available for share repurchases under the program authorized by the Company's Board of Directors.

13. Derivative Financial Instruments

The following tables summarize information regarding Nucor's derivative financial instruments (in millions):

Fair Value of Derivative Financial Instruments	Consolidated Balance Sheet Location	Fair Value at December 31, 2024	Fair Value at December 31, 2023
Asset derivatives designated as hedging instruments:			
Commodity contracts	Other current assets	$ 4	$ —
Commodity contracts	Other assets	2	—
Total asset derivatives designated as hedging instruments		6	—
Asset derivatives not designated as hedging instruments:			
Foreign exchange contracts	Other current assets	1	—
Total asset derivatives		$ 7	$ —
Liability derivatives designated as hedging instruments:			
Commodity contracts	Accrued expenses and other current liabilities	$ (4)	$ (15)
Commodity contracts	Deferred credits and other liabilities	—	(4)
Total liability derivatives designated as hedging instruments		(4)	(19)
Liability derivatives not designated as hedging instruments:			
Commodity contracts	Accrued expenses and other current liabilities	—	(4)
Total liability derivatives		$ (4)	$ (23)

The Effect of Derivative Financial Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments for the Year Ended December 31, (in millions)

Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), Net of Tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Recognized in Earnings on Derivatives (Ineffective Portion)		
		2024	2023	2022	2024	2023	2022	2024	2023	2022
Commodity contracts	Cost of products sold	$ (6)	$ (52)	$ 77	$ (21)	$ (12)	$ 52	$ —	$ —	$ —

At December 31, 2024, natural gas swaps covering approximately 33 million MMBTUs (extending through December 2026) were outstanding.

14. Fair Value Measurements

The following table summarizes information regarding Nucor's financial assets and liabilities that are measured at fair value. Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

		(in millions) Fair Value Measurements at Reporting Date Using		
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2024				
Assets:				
Cash equivalents	$ 2,821	$ 2,821	$ —	$ —
Short-term investments	581	581		
Derivative contracts	7	—	7	—
Restricted cash and cash equivalents	—	—	—	—
Other assets	96	27	—	69
Total assets	$ 3,505	$ 3,429	$ 7	$ 69
Liabilities:				
Derivative contracts	$ (4)	$ —	$ (4)	$ —
As of December 31, 2023				
Assets:				
Cash equivalents	$ 5,725	$ 5,725	$ —	$ —
Short-term investments	747	747	—	—
Derivative contracts	-	—	—	—
Restricted cash and cash equivalents	3	3	—	—
Other assets	48	4	—	44
Total assets	$ 6,523	$ 6,479	$ —	$ 44
Liabilities:				
Derivative contracts	$ (23)	$ —	$ (23)	$ —

Fair value measurements for Nucor's cash equivalents, short-term investments and restricted cash and cash equivalents and an investment in a publicly traded nuclear power equipment manufacturer are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor's derivatives, which are typically commodity or foreign exchange contracts, are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices, and spot and future exchange rates. Fair value measurements of Nucor's investments in privately held companies, most of which is in a nuclear fusion technology company, are classified under Level 3 because such measurements are based on unobservable inputs that indicate a change in fair value, including the transaction price in the event of a change in ownership of the investee (e.g. the sale of other investors' interest in the company) or the transaction price in the event of additional equity issuances of the investee. There were no transfers between levels in the fair value hierarchy for the periods presented.

The fair value of short-term and long-term debt, including current maturities, was approximately $6.19 billion at December 31, 2024 (approximately $6.22 billion at December 31, 2023). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2024 and 2023, or similar debt with the same maturities, ratings and interest rates.

15. Contingencies

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

16. Stock-Based Compensation

Overview

The Company maintains the Nucor Corporation 2014 Omnibus Incentive Compensation Plan (the "Omnibus Plan") under which the Company may award stock-based compensation to key employees, officers and non-employee directors. The Company's stockholders approved an amendment and restatement of the Omnibus Plan on May 14, 2020. The Company also amended the Omnibus Plan on September 14, 2023. The Omnibus Plan, as amended and restated, permits the award of stock options, restricted stock units, restricted shares and other stock-based awards for up to 19 million shares of the Company's common stock. As of December 31, 2024, 3 million shares remained available for award under the Omnibus Plan.

The Company also maintains a number of inactive plans under which stock-based awards remain outstanding but no further awards may be made. As of December 31, 2024, 0.1 million shares were reserved for issuance upon the future settlement of outstanding awards under such inactive plans.

Stock Options

Stock options may be granted to Nucor's key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years.

A summary of activity under Nucor's stock option plans is as follows (shares in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Number of shares under stock options:						
Outstanding at beginning of year	718	$ 78.33	837	$ 66.76	1,186	$ 55.58
Granted	73	$ 168.85	91	$ 133.03	98	$ 130.71
Exercised	(64)	$ 55.84	(210)	$ 55.85	(447)	$ 51.14
Canceled	(3)	$ 168.85	—	$ —	—	$ —
Outstanding at end of year	724	$ 89.06	718	$ 78.33	837	$ 66.76
Stock options exercisable at end of year	490	$ 63.65	433	$ 48.33	313	$ 59.60

The total intrinsic value of stock options (the amount by which the stock price exceeded the exercise price of the stock option on the date of exercise) that were exercised during 2024 was $9 million ($25 million in 2023 and $32 million in 2022).

The following table summarizes information about stock options outstanding at December 31, 2024 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$40.00 - $70.00	355	5.2 years	$ 44.06	355	$ 44.06
$70.01 - $100.00	—	0.0 years	$ —	—	$ —
$100.01 - $130.00	116	6.4 years	$ 110.74	116	$ 110.74
$130.01 - $160.00	183	7.9 years	$ 131.86	16	$ 131.44
$160.01 - $168.85	70	9.4 years	$ 168.85	4	$ 168.85
$40.00 - $168.85	724	6.5 years	$ 89.06	491	$ 63.65

As of December 31, 2024, the total aggregate intrinsic value of stock options outstanding and stock options exercisable was $26 million and $26 million, respectively.

The grant date fair value of stock options granted was $67.83 per share in 2024 ($49.62 per share in 2023 and $45.27 per share in 2022). The fair value was estimated using the Black-Scholes options pricing model with the following assumptions:

	2024	2023	2022
Exercise price	$ 168.85	$ 133.03	$ 130.71
Expected dividend yield	1.28 %	1.53 %	1.53 %
Expected stock price volatility	37.69 %	37.55 %	35.77 %
Risk-free interest rate	4.52 %	3.66 %	2.98 %
Expected life (years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of the grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $5 million in 2024 ($5 million in 2023 and $5 million in 2022). As of December 31, 2024, unrecognized compensation expense related to stock options was $2 million, which is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Units

Nucor annually grants restricted stock units (“RSUs”) to key employees, officers and non-employee directors. The RSUs granted to key employees and officers vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date, provided that a portion of the RSUs awarded to an officer prior to 2018 vest only upon the officer’s retirement. Retirement, for purposes of vesting in these RSUs only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to a non-employee director are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

RSUs granted to employees who are eligible for retirement on the date of the grant are expensed immediately, and RSUs granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since these awards vest upon retirement from the Company. Compensation expense for RSUs granted to

employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to holders of RSUs each quarter. Dividend equivalents paid on RSUs expected to vest are recognized as a reduction in retained earnings.

The fair value of an RSU is determined based on the closing price of Nucor's common stock on the date of the grant.

A summary of Nucor's RSU activity is as follows (shares in thousands):

	Year Ended December 31, 2024		2023		2022	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:						
Unvested at beginning of year	947	$ 124.89	1,003	$ 98.66	1,167	$ 60.45
Granted	749	$ 168.85	831	$ 133.03	774	$ 130.71
Vested	(651)	$ 143.20	(873)	$ 102.79	(916)	$ 77.21
Canceled	(24)	$ 149.59	(14)	$ 106.76	(22)	$ 93.73
Unvested at end of year	1,021	$ 144.89	947	$ 124.89	1,003	$ 98.66

Compensation expense for RSUs was $106 million in 2024 ($88 million in 2023 and $80 million in 2022). The total fair value of shares vested during 2024 was $110 million ($121 million in 2023 and $120 million in 2022). As of December 31, 2024, unrecognized compensation expense related to unvested RSUs was $101 million, which is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock Awards

Prior to their expiration effective December 31, 2017, the Nucor Corporation Senior Officers Long-Term Incentive Plan and the Nucor Corporation Senior Officers Annual Incentive Plan authorized the award of shares of common stock to officers subject to certain conditions and restrictions. Effective January 1, 2018, the Company adopted supplements to the Omnibus Plan with terms that permit the award of shares of common stock to officers subject to the conditions and restrictions described below, which are substantially similar to those of the expired Senior Officers Long-Term Incentive Plan and Senior Officers Annual Incentive Plan. The expired Senior Officers Long-Term Incentive Plan, together with the applicable supplement, is referred to below as the "LTIP," and the expired Senior Officers Annual Incentive Plan, together with the applicable supplement, is referred to below as the "AIP."

The LTIP provides for the award of shares of restricted common stock at the end of each LTIP performance measurement period at no cost to officers if certain financial performance goals are met during the period. One-third of the LTIP restricted stock award vests upon each of the first three anniversaries of the award date or, if earlier, upon the officer's attainment of age 55 while employed by Nucor. Although participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period.

The AIP provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an AIP award. In such event, the deferred AIP award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred AIP award. Common stock units attributable to deferred AIP awards are fully vested. Common stock units credited as a deferral incentive vest upon the AIP participant's attainment of age 55 while employed by Nucor. Vested common stock units are paid to AIP participants in the form of shares of common stock following their termination of employment with Nucor.

A summary of Nucor's restricted stock activity under the AIP and the LTIP is as follows (shares in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units and restricted stock awards:						
Unvested at beginning of year	210	$ 145.55	209	$ 108.55	107	$ 57.17
Granted	421	$ 187.54	414	$ 171.38	465	$ 128.62
Vested	(383)	$ 175.06	(406)	$ 152.68	(356)	$ 119.29
Canceled	—	$ —	(7)	$ 154.05	(7)	$ 113.86
Unvested at end of year	248	$ 169.36	210	$ 145.55	209	$ 108.55

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor's financial performance, exclusive of amounts payable in cash, was $21 million in 2024 ($38 million in 2023 and $51 million in 2022). The total fair value of shares vested during 2024 was $71 million ($69 million in 2023 and $46 million in 2022). As of December 31, 2024, unrecognized compensation expense related to unvested restricted stock awards was $10 million, which is expected to be recognized over a weighted-average period of 1.7 years.

17. Employee Benefit Plans

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor's expense for these benefits totaled $298 million in 2024 ($611 million in 2023 and $994 million in 2022). The related liability for these benefits is included in salaries, wages and related accruals in the consolidated balance sheets.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $35 million at December 31, 2024 ($33 million at December 31, 2023). The expense associated with this early retiree medical plan totaled $3 million in 2024 ($0.3 million in 2023 and $2 million in 2022). The discount rate used by Nucor in determining its benefit obligation was 5.7% in 2024 (5.0% in 2023 and 5.2% in 2022). The health care cost increase trend rate used was 6.3% in 2024 (6.8% in 2023 and 6.3% in 2022). The health care cost increase trend rate is projected to decline gradually to 4.0% by 2050.

18. Interest (Income) Expense

The components of net interest (income) expense are as follows (in millions):

	Year Ended December 31,		
	2024	2023	2022
Interest expense	$ 228	$ 246	$ 219
Interest income	(258)	(276)	(49)
Interest (income) expense, net	$ (30)	$ (30)	$ 170

Interest paid was $256 million in 2024 ($257 million in 2023 and $230 million in 2022).

19. Income Taxes

Components of earnings before income taxes and noncontrolling interests are as follows (in millions):

	Year Ended December 31,		
	2024	2023	2022
United States	$ 2,884	$ 6,204	$ 10,213
Foreign	18	69	32
	$ 2,902	$ 6,273	$ 10,245

The provision for income taxes consists of the following (in millions):

	Year Ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 587	$ 1,128	$ 1,896
State	77	194	304
Foreign	35	17	13
Total current	699	1,339	2,213
Deferred:			
Federal	(108)	20	77
State	(7)	(19)	(120)
Foreign	(1)	20	(4)
Total deferred	(116)	21	(47)
Total provision for income taxes	$ 583	$ 1,360	$ 2,166

A reconciliation of the federal statutory tax rate (21%) to the total provision is as follows:

	Year Ended December 31,		
	2024	2023	2022
Taxes computed at statutory rate	21.00 %	21.00 %	21.00 %
State income taxes, net of federal income tax benefit	1.79 %	2.14 %	1.41 %
Federal research credit	-1.55 %	-0.51 %	-0.10 %
Equity in losses of foreign joint venture	0.00 %	0.17 %	0.11 %
Foreign rate differential	-0.10 %	0.10 %	0.00 %
Foreign valuation allowance	1.13 %	0.08 %	0.00 %
Noncontrolling interests	-2.33 %	-1.27 %	-0.85 %
Other, net	0.15 %	-0.03 %	-0.44 %
Provision for income taxes	20.09 %	21.68 %	21.13 %

For the year ended December 31, 2024, the effective tax rate on continuing operations was 20.09% compared to 21.68% for the year ended December 31, 2023.

Deferred tax assets and liabilities resulted from the following (in millions):

	December 31,	
	2024	2023
Deferred tax assets:		
Accrued liabilities and reserves	$ 248	$ 253
Allowance for doubtful accounts	40	39
Inventory	87	141
Research and development expenditures	207	134
Post-retirement benefits	9	8
Hedges	—	5
Net operating loss carryforward	113	94
Tax credit carryforwards	127	216
Other deferred tax assets	14	12
Valuation allowance	(152)	(210)
Total deferred tax assets	693	692
Deferred tax liabilities:		
Holdbacks and amounts not due under contracts	(12)	(16)
Hedges	(1)	—
Intangibles	(690)	(706)
Property, plant and equipment	(1,085)	(1,170)
Other deferred tax liabilities	(53)	(48)
Book/Tax differences on debt modifications	(44)	(44)
Total deferred tax liabilities	(1,885)	(1,984)
Total net deferred tax liabilities	$ (1,192)	$ (1,292)

Non-current deferred tax assets included in other assets in the consolidated balance sheets were $44 million at December 31, 2024 ($41 million at December 31, 2023). Non-current deferred tax liabilities included in deferred credits and other liabilities in the consolidated balance sheets were $1.24 billion at December 31, 2024 ($1.33 billion at December 31, 2023). Current federal and state income taxes receivable included in other current assets in the consolidated balance sheets were $218 million at December 31, 2024 ($346 million at December 31, 2023). Nucor paid $508 million in net federal, state and foreign income taxes in 2024 ($1.06 billion and $2.63 billion in 2023 and 2022, respectively).

Nucor has not recognized deferred tax liabilities on its investment in foreign subsidiaries with undistributed earnings that satisfy the permanent reinvestment requirements (the deferred tax liabilities on the investments not permanently reinvested are immaterial). While Nucor considers future earnings to be permanently reinvested, it is expected that potential future distributions will likely be nontaxable. If this assertion of permanent reinvestment were to change, there may be deferred tax liabilities related to the withholding tax impacts on the actual distribution of certain cumulative undistributed foreign earnings, but the Company believes this amount to be immaterial.

State NOL carryforwards were $200 million at December 31, 2024 ($185 million at December 31, 2023). If unused, they will expire between 2025 and 2044. Foreign NOL carryforwards were $355 million at December 31, 2024 ($326 million at December 31, 2023). If unused, the foreign NOL carryforwards will expire between 2026 and 2034.

At December 31, 2024, Nucor had approximately $212 million of unrecognized tax benefits, of which $209 million would affect Nucor's effective tax rate, if recognized. At December 31, 2023, Nucor had approximately $188 million of unrecognized tax benefits, of which $188 million would affect Nucor's effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities in the consolidated balance sheets is as follows (in millions):

	December 31,		
	2024	2023	2022
Balance at beginning of year	$ 188	$ 142	$ 95
Additions based on tax positions related to current year	31	44	55
Reductions based on tax positions related to current year	—	—	—
Additions based on tax positions related to prior years	7	10	13
Reductions based on tax positions related to prior years	(8)	(1)	(9)
Reductions due to settlements with taxing authorities	—	—	—
Reductions due to statute of limitations lapse	(6)	(7)	(12)
Balance at end of year	$ 212	$ 188	$ 142

We estimate that in the next 12 months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $32 million, as a result of the expiration of the applicable statute of limitations.

During 2024, Nucor recognized $12 million of expense in interest and penalties ($10 million of expense in 2023 and $9 million of expense in 2022). The interest and penalties are included in interest expense, net and marketing, administrative and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2024, Nucor had approximately $50 million of accrued interest and penalties related to uncertain tax positions (approximately $37 million at December 31, 2023). The accrued interest and penalties are included in accrued expenses and other current liabilities and deferred credits and other liabilities, respectively, in the consolidated balance sheets.

The IRS is currently examining Nucor’s 2015, 2019, and 2020 federal income tax returns. Nucor has concluded U.S. federal income tax matters for tax years through 2014, and for the tax years 2016 through 2018. The tax years 2021 through 2023 remain open to examination by the IRS. The 2015 through 2021 Canadian income tax returns for Nucor Rebar Fabrication Group Inc. (formerly known as Harris Steel Group Inc.) and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2016 through 2023 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada, Trinidad & Tobago, and other state and local jurisdictions).

20. Accumulated Other Comprehensive Income (Loss)

The following tables reflect the changes in accumulated other comprehensive income (loss) by component (in millions):

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2023	$ (14)	$ (159)	$ 11	$ (162)
Other comprehensive income (loss) before reclassifications	(6)	(61)	—	(67)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (1)	21	—	—	21
Net current-period other comprehensive income (loss)	15	(61)	—	(46)
December 31, 2024	$ 1	$ (220)	$ 11	$ (208)

(1) Includes $21 and $(0) net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $7 and $(0), respectively.

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2022	$ 26	$ (180)	$ 17	$ (137)
Other comprehensive income (loss) before reclassifications	(52)	21	(5)	(36)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (2)	12	—	(1)	11
Net current-period other comprehensive income (loss)	(40)	21	(6)	(25)
December 31, 2023	$ (14)	$ (159)	$ 11	$ (162)

(2) Includes $12 and $(1) net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $4 and $(0.30), respectively.

21. Earnings Per Share

The computations of basic and diluted net earnings per share are as follows (in millions, except per share data):

Year Ended December 31,	2024	2023	2022
Basic net earnings per share:			
Basic net earnings	$ 2,027	$ 4,525	$ 7,607
Earnings allocated to participating securities	(9)	(17)	(31)
Net earnings available to common stockholders	$ 2,018	$ 4,508	$ 7,576
Basic average shares outstanding	238.3	249.8	262.3
Basic net earnings per share	$ 8.47	$ 18.05	$ 28.88
Diluted net earnings per share:			
Diluted net earnings	$ 2,027	$ 4,525	$ 7,607
Earnings allocated to participating securities	(9)	(17)	(30)
Net earnings available to common stockholders	$ 2,018	$ 4,508	$ 7,577
Diluted average shares outstanding:			
Basic average shares outstanding	238.3	249.8	262.3
Dilutive effect of stock options and other	0.2	0.6	0.9
	238.5	250.4	263.2
Diluted net earnings per share	$ 8.46	$ 18.00	$ 28.79

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive (shares in thousands):

Year Ended December 31,	2024	2023	2022
Anti-dilutive stock options:			
Weighted-average shares	35	-	25
Weighted-average exercise price	$ 168.85	$ —	$ 130.71

22. Segments

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investments in NuMit and NJSM (the latter of which Nucor acquired an additional 1% interest in the fourth quarter of 2023, bringing our total equity ownership to a 51% controlling interest). The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, precision castings, steel fasteners, metal building systems, insulated metal panels, steel grating, tubular products businesses, steel racking, piling products business, wire and wire mesh, overhead doors, and utility towers and structures. The raw materials segment includes The David J. Joseph Company and its affiliates (“DJJ”), primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana LLC, two facilities that produce direct reduced iron used by the steel mills; and our natural gas production operations.

Corporate/eliminations include items such as net interest expense on long-term debt, charges and credits associated with changes in allowances to eliminate intercompany profit in inventory, profit sharing expense and stock-based compensation. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable and investments in and advances to affiliates.

Segment results are regularly reviewed by the Company's Chief Operating Decision Makers ("CODMs"), the President and Chief Executive Officer and Chief Operating Officer, to manage the business, make decisions about resources to be allocated to the segments and to assess performance. The measure of profit and loss that is used by the CODMs to assess segment performance and to allocate resources is earnings before income taxes and noncontrolling interests by segment

("segment earnings"). Our CODMs evaluate each segment's performance based on metrics such as net sales, segment earnings and other key financial indicators, guiding strategic decisions to align with company-wide goals.

Segment cost of products sold is considered a significant segment expense and is regularly provided to the CODM. Segment cost of products sold includes amounts related to both net sales to external customers and intercompany sales.

Nucor's results by segment were as follows (in millions):

	2024			
	Steel Mills	**Steel Products**	**Raw Materials**	**Totals**
Sales				
Net sales to external customers	$ 18,734	$ 10,085	$ 1,915	$ 30,734
Intercompany sales	4,309	553	11,365	16,227
Total Sales	23,043	10,638	13,280	46,961
Reconciliation of Sales				
Elimination of intercompany sales				(16,227)
Net sales to external customers				30,734
Less:				
Cost of products sold	20,766	8,644	11,028	40,438
Other segment items	51	398	2,212	2,661
Segment earnings before income taxes and noncontrolling interests	2,226	1,596	40	3,862
Reconciliation of earnings before income taxes and noncontrolling interests				
Corporate/eliminations				(960)
Earnings before income taxes and noncontrolling interests				$ 2,902

	2023			
	Steel Mills	**Steel Products**	**Raw Materials**	**Totals**
Sales				
Net sales to external customers	$ 20,093	$ 12,759	$ 1,862	$ 34,714
Intercompany sales	4,812	456	12,364	17,632
Total Sales	24,905	13,215	14,226	52,346
Reconciliation of Sales				
Elimination of intercompany sales				(17,632)
Net sales to external customers				34,714
Less:				
Cost of products sold	21,120	9,357	11,787	42,264
Other segment items	73	414	2,185	2,672
Segment earnings before income taxes and noncontrolling interests	3,712	3,444	254	7,410
Reconciliation of earnings before income taxes and noncontrolling interests				
Corporate/eliminations				(1,137)
Earnings before income taxes and noncontrolling interests				$ 6,273

	2022			
	Steel Mills	Steel Products	Raw Materials	Totals
Sales				
Net sales to external customers	$ 24,190	$ 15,060	$ 2,262	$ 41,512
Intercompany sales	5,859	547	13,715	20,121
Total Sales	30,049	15,607	15,977	61,633
Reconciliation of Sales				
Elimination of intercompany sales				(20,121)
Net sales to external customers				41,512
Less:				
Cost of products sold	22,760	11,213	13,020	46,993
Other segment items	90	301	2,460	2,851
Segment earnings before income taxes and noncontrolling interests	7,199	4,093	497	11,789
Reconciliation of earnings before income taxes and noncontrolling interests				
Corporate/eliminations				(1,544)
Earnings before income taxes and noncontrolling interests				$ 10,245

	Year Ended December 31,		
	2024	2023	2022
Depreciation expense:			
Steel mills	$ 728	$ 611	$ 529
Steel products	150	131	116
Raw materials	197	174	171
Corporate	19	15	11
	$ 1,094	$ 931	$ 827
Amortization expense:			
Steel mills	$ 8	$ 8	$ 8
Steel products	226	202	199
Raw materials	28	28	28
	$ 262	$ 238	$ 235
Segment assets:			
Steel mills	$ 16,582	$ 15,407	$ 14,157
Steel products	11,235	10,915	12,087
Raw materials	3,656	3,547	3,383
Corporate/eliminations	2,467	5,471	2,852
	$ 33,940	$ 35,340	$ 32,479
Capital expenditures:			
Steel mills	$ 2,238	$ 1,440	$ 1,453
Steel products	497	367	267
Raw materials	478	353	182
Corporate	75	55	50
	$ 3,288	$ 2,215	$ 1,952

Net sales by product were as follows (in millions). Further product group breakdown is impracticable.

	Year Ended December 31, 2024	2023	2022
Net sales to external customers:			
Sheet	$ 9,248	$ 9,147	$ 11,438
Bar	5,190	5,994	7,032
Structural	2,276	2,429	2,928
Plate	2,020	2,523	2,792
Tubular Products	1,292	1,588	1,945
Rebar Fabrication	1,777	2,182	2,206
Joist	1,230	2,212	2,958
Deck	998	1,712	2,392
Building Systems	1,347	1,376	1,793
Other Steel Products	3,441	3,689	3,766
Raw Materials	1,915	1,862	2,262
	$ 30,734	$ 34,714	$ 41,512

23. Revenue

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance.

The durations of Nucor's contracts with customers are generally one year or less. Customer payment terms are generally 30 days.

Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. Contract liabilities totaled $200 million as of December 31, 2024 ($314 million as of December 31, 2023), and are included in accrued expenses and other current liabilities in the consolidated balance sheets. The amount of revenue recognized from the December 31, 2023 contract liabilities balance during 2024 was approximately $177 million.

Nucor disaggregates its revenues by major source in the same manner as presented in the net sales by product table in the segment footnote (see Note 22).

Steel Mills Segment

Sheet – For the majority of sheet products, we transfer control and recognize a sale when we ship the product from the sheet mill to our customer. The amount of consideration we receive and revenue we recognize for spot market sales are based upon prevailing prices at the time of sale. The amount of consideration we receive and revenue we recognize for contract customers are based primarily on pricing formulas that incorporate monthly or quarterly price adjustments which reflect changes in the current market-based indices and/or raw material costs near the time of shipment.

The amount of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base and our end-use customers' perceptions about future market conditions. These contracts are typically one year or less. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year.

Bar, Structural and Plate – For the majority of bar, structural and plate products, we transfer control and recognize a sale when we ship the product from the mill to our customer. The significant majority of bar, structural and plate product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Steel Products Segment

Tubular Products – The tubular products businesses transfer control and recognize a sale when the products are shipped from our operating locations to our customers. The majority of tubular product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Rebar Fabrication – The majority of revenue is derived from contracts with customers for the supply of fabricated rebar. As the majority of contracts with customers are fixed price contracts to complete a job, control transfers over time and revenue is recognized (if collection is reasonably assured) over time using an input method, based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job.

For contracts to supply fabricated rebar and install it at the customer's job site, there are two performance obligations: (1) the supply of the fabricated rebar and (2) the installation of the supplied rebar at the customer's job site. For the supply of fabricated rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the supplied fabricated rebar and revenue is recognized over time based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job. For the installation of supplied rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the installation of fabricated rebar and revenue is recognized over time based on the amount of rebar installed relative to the total expected amount of rebar required to be installed to complete the job.

While a majority of the contracts with customers are fixed price contracts to complete a job, variable consideration can occur from contract modifications relating to change orders and price escalations caused by changes in underlying material costs. In these situations, the additional variable consideration is recognized cumulatively in the period in which the contract modification is approved and collection is reasonably assured unless the change order relates to additional distinct goods or services at standalone selling prices in which case they are accounted for prospectively. Management reviews these situations on a case-by-case basis and considers a variety of factors, including relevant experience with similar types of performance obligations, the Company's experience with the customer and collectability considerations.

Other Steel Products – Other steel products include our joist, deck, cold finish, metal building systems, insulated metal panels, piling, overhead doors, towers and structures, and the other remaining businesses that comprise the steel products segment. Generally, for these businesses, we transfer control and recognize a sale when we ship the product from our operating locations to our customers. The amount of consideration we receive and revenue we recognize for those sales are agreed upon with the customers before the product is shipped.

Included in the other steel products businesses is Nucor Racking Group ("NRG"). The majority of NRG's revenues are related to supply and installation contracts. Revenue on NRG's supply and installation contracts is primarily recognized over time, typically between three and six months, using the cost-to-cost input measure (e.g., costs incurred to date relative to total estimated costs at completion) to measure progress because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contracts.

Raw Materials Segment

The majority of the raw materials segment revenue from outside customers is generated by DJJ. We transfer control and recognize a sale based on the terms of the agreement with the customer, which is generally when the product has met the delivery requirements. The amount of consideration we receive and revenue we recognize for those sales is based on the contract with the customer, which generally reflects current market prices at the time the contract is entered into.

24. Acquisitions

Acquisition of Rytec Corporation

On July 23, 2024, Nucor used cash on hand to acquire the assets of Rytec Corporation ("Rytec") for a purchase price, net of cash and debt acquired, of approximately $565 million. Rytec is a manufacturer and seller of high-performance overhead doors. Rytec produces spiral metal doors for warehouses, manufacturing facilities, auto dealerships, and parking garages, as well as durable fabric doors that are used in cold storage, manufacturing and clean room applications. We believe this acquisition will help Nucor and C.H.I. Overhead Doors, LLC continue to grow their sales to the commercial market. The Rytec financial results are included as part of the steel products segment (see Note 22) beginning on July 23, 2024, the date Nucor acquired Rytec.

We allocated the purchase price for Rytec to its individual assets acquired and liabilities assumed. While the purchase price allocation is substantially complete, it is still preliminary and subject to change.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Rytec as of July 23, 2024, the date of acquisition (in millions):

Cash	$	1
Accounts receivable		35
Inventory		33
Other current assets		1
Property, plant and equipment		32
Goodwill		275
Other intangible assets		215
Other assets		—
Total assets acquired		592
Accounts payable		16
Salary, wages and related accruals		5
Other current liabilities		6
Total liabilities assumed		27
Net assets acquired	$	565

The following table summarizes the purchase price allocation to the identifiable intangible assets of Rytec as of July 23, 2024, the date of acquisition (in millions, except years):

			Weighted-Average Life
Customer relationships	$	185	15 years
Trademarks and trade names		16	10 years
Other intangibles		14	< 1 year
	$	215	

The goodwill of $275 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $275 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of Rytec and, therefore, this information is not presented.

Acquisition of Additional Interest in NJSM

On October 27, 2023, Nucor used cash on hand to acquire an additional 1% equity interest in NJSM bringing our total equity ownership to a 51% controlling interest. We believe this acquisition allows NJSM to benefit from Nucor's galvanized sheet sales expertise in North America.

Prior to this transaction, we accounted for our 50% ownership in NJSM under the equity method. As part of the purchase price allocation for this step acquisition, we remeasured our previously held interest as of the acquisition date which resulted in a $21 million loss recorded in marketing, administrative and other expenses. Neither our previously held equity interest in NJSM nor the loss on remeasuring the equity interest are material to our financial statements.

We allocated the purchase price for NJSM to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of NJSM, as well as the fair value of the 49% noncontrolling interest not acquired by Nucor, as of October 27, 2023, the date of acquisition (in millions):

Cash	$	11
Accounts receivable		11
Inventory		45
Other current assets		18
Property, plant and equipment		258
Goodwill		—
Other intangible assets		—
Other assets		—
Total assets acquired		343
Short-term debt		95
Current portion of long-term debt		50
Other current liabilities		14
Long-term debt due after one year		30
Other liabilities		1
Total liabilities assumed		190
Net assets acquired at 100%		153
Less: fair value of Noncontrolling interest		75
Net assets acquired at 51%	$	78

The determination of the fair value of noncontrolling interest was calculated using the implied value of 100% of the enterprise value as the purchase price included an immaterial implied control premium on a per-share basis and the noncontrolling interest shareholder will benefit from the transaction and participate in the economic benefits of NJSM after the acquisition.

The NJSM financial results were included as part of the steel mills segment (see Note 22) beginning on October 27, 2023, the acquisition date. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of NJSM and, therefore, this information is not presented.

Acquisition of C.H.I.

On June 24, 2022, Nucor used cash on hand to acquire the assets of C.H.I. for a purchase price, net of cash acquired, of approximately $3.00 billion. C.H.I. is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. Commercial overhead doors are used in warehousing and retail, areas that Nucor has focused its attention on recently through other value-added products such as insulated metal panels (CENTRIA, Metl-Span and TrueCore brands) and steel racking solutions (Nucor Racking Group). It is expected that the C.H.I. acquisition also will benefit from Nucor’s recent paint line investments at its Hickman, Arkansas and Crawfordsville, Indiana sheet mills. The C.H.I. financial results are included as part of the steel products segment (see Note 22) beginning on June 24, 2022, the date Nucor acquired it.

We allocated the purchase price for C.H.I. to its individual assets acquired and liabilities assumed. The purchase price allocation is complete.

The following table summarizes the fair values of the assets acquired and liabilities assumed of C.H.I. as of June 24, 2022, the date of acquisition (in millions):

Cash	$	159
Accounts receivable		78
Inventory		53
Other current assets		18
Property, plant and equipment		117
Goodwill		1,033
Other intangible assets		2,389
Other assets		10
Total assets acquired		3,857
Current liabilities		75
Deferred income taxes		578
Other liabilities		8
Total liabilities assumed		661
Net assets acquired	$	3,196

The following table summarizes the purchase price allocation to the identifiable intangible assets of C.H.I. as of June 24, 2022, the date of acquisition (in millions, except years):

			Weighted-Average Life
Customer relationships	$	2,242	25 years
Trademarks and trade names		147	13 years
Backlog		—	1 year
	$	2,389	

The goodwill of $1.04 billion is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment. The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $6 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of C.H.I. and, therefore, this information is not presented.

Acquisition of CSI

On February 1, 2022, Nucor used cash on hand to acquire a 51% controlling ownership position in CSI by purchasing a 50% equity interest from a subsidiary of Vale S.A. for a cash purchase price of approximately $400 million, adjusted for net debt and working capital at closing, as well as a 1% equity interest from JFE Steel Corporation. CSI is a flat-rolled steel converter located in California with the capability to produce more than two million tons of finished steel and steel products annually. The company has five product lines, including hot rolled, pickled and oiled, cold rolled, galvanized and electric resistance welded (“ERW”) pipe. Key end-use markets served by CSI include customers in the construction, service center and energy industries. We believe this acquisition helps give Nucor a strong presence in the Western region of the United States and grows our ability to produce a wide range of value-added sheet products. The CSI financial results were included as part of the steel mills segment (see Note 22) beginning on February 1, 2022, the date Nucor acquired its 51% controlling ownership position.

We allocated the purchase price for CSI to its individual assets acquired and liabilities assumed. The purchase price allocation is complete.

The following table summarizes the fair values of 100% of the assets and liabilities of CSI, as well as the fair value of the 49% noncontrolling interest not acquired by Nucor, as of February 1, 2022, the date Nucor acquired its 51% controlling ownership position (in millions):

Cash	$	99
Accounts receivable		159
Inventory		355
Other current assets		5
Property, plant and equipment		567
Goodwill		62
Other intangible assets		—
Other assets		7
Total assets acquired		1,254
Current portion of long-term debt		10
Other current liabilities		163
Long-term debt due after one year		68
Other liabilities		140
Total liabilities assumed		381
Net assets acquired at 100%		873
Less: Fair value of noncontrolling interest		428
Net assets acquired at 51%	$	445

The determination of the fair value of the noncontrolling interest was calculated using the implied value of 100% of the enterprise value of the business using the purchase price as the purchase price did not include a control premium on a per-share basis and the noncontrolling interest shareholder will participate equally in the economic benefits of CSI after the acquisition.

The goodwill of $62 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel mills segment. The goodwill is attributable to the assembled workforce acquired, expanding our Western United States presence and CSI’s value-added product capabilities. None of the goodwill is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of CSI and, therefore, this information is not presented.

Other Acquisitions

Other smaller acquisitions, exclusive of purchase price adjustments made and net of cash acquired, totaled approximately $193 million, $71 million and $170 million in 2024, 2023 and 2022, respectively. Pro-forma results of operations for the Company would not be materially different if the aggregate acquisitions made during 2024, 2023 and 2022 were included and, therefore, this information is not presented.

25. Quarterly Information (Unaudited)

	(in millions, except per share data) Year Ended December 31, 2024			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 8,137	$ 8,077	$ 7,444	$ 7,076
Gross margin	1,523	1,194	758	627
Net earnings before noncontrolling interests (1)	959	712	303	345
Net earnings attributable to Nucor stockholders	845	645	250	287
Net earnings per share:				
Basic	$ 3.46	$ 2.68	$ 1.05	$ 1.22
Diluted	$ 3.46	$ 2.68	$ 1.05	$ 1.22

(1) Third quarter of 2024 results include losses and impairments of asset charges of $83 million and $40 million, related to the impairment of certain non-current assets in the raw materials and steel products segments, respectively.

	(in millions, except per share data) Year Ended December 31, 2023			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 8,710	$ 9,523	$ 8,776	$ 7,704
Gross margin	1,998	2,502	1,921	1,394
Net earnings before noncontrolling interests	1,232	1,587	1,221	873
Net earnings attributable to Nucor stockholders	1,137	1,461	1,142	785
Net earnings per share:				
Basic	$ 4.47	$ 5.82	$ 4.58	$ 3.17
Diluted	$ 4.45	$ 5.81	$ 4.57	$ 3.16

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures – As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

Changes in Internal Control Over Financial Reporting – There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report on Internal Control Over Financial Reporting – Management's report on internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002 and the attestation report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on the effectiveness of Nucor's internal control over financial reporting as of December 31, 2024 are included in "Item 8. Financial Statements and Supplementary Data" and incorporated herein by reference.

Item 9B. Other Information.

Insider Trading Arrangements - During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to Nucor's executive officers appears in Part I of this report under the heading *Information About Our Executive Officers* and is incorporated herein by reference. The other information required by this item is incorporated herein by reference from Nucor's definitive proxy statement for our 2025 Annual Meeting of Stockholders, which we expect to file with the SEC pursuant to Regulation 14A not later than 120 days after December 31, 2024 (the "Proxy Statement"), under the headings *Election of Directors; Information Concerning Experience, Qualifications, Attributes and Skills of the Nominees;* and *Corporate Governance and Board of Directors*.

Nucor has adopted a Code of Ethics for Senior Financial Professionals (the "Code of Ethics"), which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is available on our website, *www.nucor.com*.

We will disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relate to any element of the Code of Ethics enumerated in the SEC rules and regulations by posting this information on our website, *www.nucor.com.* The information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19 to this report.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Executive Officer Compensation; Director Compensation; Report of the Compensation and Executive Development Committee*; and *Board's Role in Risk Oversight*.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Security Ownership of Management and Certain Beneficial Owners* and *Equity Compensation Plan Information.*

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Corporate Governance and Board of Directors*.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Fees Paid to Independent Registered Public Accounting Firm*.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statements:

The following consolidated financial statements and notes thereto, management's report on internal control over financial reporting and the report of independent registered public accounting firm are included in "Item 8. Financial Statements and Supplementary Data":

- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets—December 31, 2024 and 2023
- Consolidated Statements of Earnings—Years Ended December 31, 2024, 2023 and 2022
- Consolidated Statements of Comprehensive Income—Years Ended December 31, 2024, 2023 and 2022
- Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2024, 2023 and 2022
- Consolidated Statements of Cash Flows—Years Ended December 31, 2024, 2023 and 2022
- Notes to Consolidated Financial Statements

Schedule II is not presented as all applicable information is presented in the consolidated financial statements and notes thereto.

Exhibits:

3	Restated Certificate of Incorporation of Nucor Corporation (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed September 14, 2010 (File No. 001-04119))
3(i)	Bylaws of Nucor Corporation as amended and restated February 22, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed February 24, 2021 (File No. 001-04119))
4*	Description of Securities of Nucor Corporation
4(i)	Indenture, dated as of January 12, 1999, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed December 13, 2002 (File No. 333-101852))
4(ii)	Indenture, dated as of August 19, 2014, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed August 20, 2014 (File No. 333-198263))
4(iii)	Third Supplemental Indenture, dated as of December 3, 2007, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(iv)	Sixth Supplemental Indenture, dated as of July 29, 2013, between Nucor Corporation and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))
4(v)	Seventh Supplemental Indenture, dated as of December 10, 2014, among Nucor Corporation, The Bank of New York Mellon, as prior trustee, and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 11, 2014 (File No. 001-04119))
4(vi)	First Supplemental Indenture, dated as of April 26, 2018, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))

4(vii)	Second Supplemental Indenture, dated as of May 22, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(viii)	Third Supplemental Indenture, dated as of December 7, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))
4(ix)	Fourth Supplemental Indenture, dated as of March 11, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(x)	Fifth Supplemental Indenture, dated as of May 23, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
4(xi)	Form of 6.400% Notes due 2037 (included in Exhibit 4(iii) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(xii)	Form of 5.200% Notes due 2043 (included in Exhibit 4(iv) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))
4(xiii)	Form of 3.950% Notes due 2028 (included in Exhibit 4(vi) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))
4(xiv)	Form of 4.400% Notes due 2048 (included in Exhibit 4(vi) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))
4(xv)	Form of 2.000% Notes due 2025 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(xvi)	Form of 2.700% Notes due 2030 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(xvii)	Form of 2.979% Notes due 2055 (included in Exhibit 4(viii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))
4(xviii)	Form of 3.125% Notes due 2032 (included in Exhibit 4(ix) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(xix)	Form of 3.850% Notes due 2052 (included in Exhibit 4(ix) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(xx)	Form of 3.950% Notes due 2025 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
4(xxi)	Form of 4.300% Notes due 2027 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
10	Fourth Amended and Restated Multi-Year Revolving Credit Agreement, dated as of November 5, 2021, by and among Nucor Corporation and certain subsidiaries of Nucor Corporation, as borrowers, Bank of America, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended October 2, 2021 (File No. 001-04119))
10(i)	2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 17, 2005 (File No. 001-04119)) (#)
10(ii)	Amendment No. 1 to 2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 (File No. 001-04119)) (#)
10(iii)	2010 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 (File No. 001-04119)) (#)
10(iv)	2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)

10(v)	Amendment No.1, effective September 14, 2023, to 2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04119)) (#)
10(vi)	Senior Officers Annual Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(vii)	Senior Officers Long-Term Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(viii)	Senior Officers Annual Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(ix)	Senior Officers Long-Term Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(x)	Form of Restricted Stock Unit Award Agreement – time-vested awards (incorporated by reference to Exhibit 10(iv) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xi)	Form of Restricted Stock Unit Award Agreement – retirement-vested awards (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xii)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2006 (File No. 001-04119)) (#)
10(xiii)	Form of Award Agreement for Annual Stock Option Grants used for awards granted prior to May 8, 2014 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 001-04119)) (#)
10(xiv)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after May 7, 2014 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2014 (File No. 001-04119)) (#)
10(xv)	Form of Restricted Share Unit Award Agreement used for awards granted after February 21, 2022 – time-vested awards (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xvi)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after February 21, 2022 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xvii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 24, 2022, by and between Nucor Corporation and James D. Frias (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed May 25, 2022 (File No. 001-04119)) (#)
10(xviii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 28, 2024, by and between Nucor Corporation and Douglas J. Jellison (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (file No. 001-04119)) (#)
10(xix)	Executive Employment Agreement of Leon J. Topalian (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xx)*	Amended and Restated Executive Employment Agreement of Leon J. Topalian (#)

10(xxi)	Executive Employment Agreement of D. Chad Utermark (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxii)*	Amended and Restated Executive Employment Agreement of D. Chad Utermark (#)
10(xxiii)	Executive Employment Agreement of Allen C. Behr (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 4, 2020 (File No. 001-04119)) (#)
10(xxiv)*	Amended and Restated Executive Employment Agreement of Allen C. Behr (#)
10(xxv)	Executive Employment Agreement of David A. Sumoski (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed January 5, 2021 (File No. 001-04119)) (#)
10(xxvi)	Executive Employment Agreement of Douglas J. Jellison (incorporated by reference to Exhibit 10(xxx) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxvii)	Executive Employment Agreement of Gregory J. Murphy (incorporated by reference to Exhibit 10(xxxi) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxviii)	Executive Employment Agreement of Daniel R. Needham (incorporated by reference to Exhibit 10(xxxii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxix)	Executive Employment Agreement of K. Rex Query (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxx)	Executive Employment Agreement of Stephen D. Laxton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed March 4, 2022 (File No. 001-04119)) (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xxxi)*	Amended and Restated Executive Employment Agreement of Stephen D. Laxton (#)
10(xxxii)	Executive Employment Agreement of John Hollatz (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 (File No. 001-04119)) (#)
10(xxxiii)*	Amended and Restated Executive Employment Agreement of John Hollatz (#)
10(xxxiv)	Executive Employment Agreement of Noah Hanners (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-04119)) (#)
10(xxxv)*	Amended and Restated Executive Employment Agreement of Noah Hanners (#)
10(xxxvi)	Executive Employment Agreement of Brad Ford (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2023 (File No. 001-04119)) (#)
10(xxxvii)*	Amended and Restated Executive Employment Agreement of Brad Ford (#)
10(xxxviii)	Executive Employment Agreement of Nicole B. Theophilus, former Executive Vice President of Talent and Human Resources (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (File No. 001-04119)) (#)
10(xxxix)	Executive Employment Agreement of Randy J. Spicer (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (File No. 001-04119)) (#)
10(xl)	Nucor Corporation Supplemental Retirement Plan for Executive Officers, as amended and restated effective December 15, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 15, 2023 (File No. 001-04119)) (#)
19*	Trading Policy
21*	Subsidiaries

23*	Consent of Independent Registered Public Accounting Firm
24*	Power of Attorney (included on signature page)
31*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31(i)*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32(i)**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Nucor Corporation Executive Officer Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-04119))
101*	Financial Statements from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2024, filed February 27, 2025, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
104*	Cover Page from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2024, filed February 27, 2025, formatted in Inline XBRL (included in Exhibit 101).

* Filed herewith.
** Furnished (and not filed) herewith pursuant to Item 601(b)(32)(ii) of Regulation S-K.
(#) Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCOR CORPORATION

By: /s/ Leon J. Topalian

Leon J. Topalian
Chair, President and Chief Executive Officer

Dated: February 27, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen D. Laxton and A. Rae Eagle, or either of them, his or her attorney-in-fact, with full power of substitution and resubstitution for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorney-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Leon J. Topalian
Leon J. Topalian
Chair, President, and Chief Executive Officer
(Principal Executive Officer)

/s/ Stephen D. Laxton
Stephen D. Laxton
Chief Financial Officer and Executive Vice President
(Principal Financial Officer)

/s/ Michael D. Keller
Michael D. Keller
Vice President and Corporate Controller
(Principal Accounting Officer)

/s/ Norma B. Clayton
Norma B. Clayton
Director

/s/ Patrick J. Dempsey
Patrick J. Dempsey
Director

/s/ Nicholas C. Gangestad
Nicholas C. Gangestad
Director

/s/ Christopher J. Kearney
Christopher J. Kearney
Lead Director

/s/ Laurette T. Koellner
Laurette T. Koellner
Director

/s/ Michael W. Lamach
Michael W. Lamach
Director

/s/ Nadja Y. West
Nadja Y. West
Director

Dated: February 27, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

AMBER LEEANN LARKIN ERIC D LARMORE NATHANIEL LARMORE MIKE LAROCQUE STEPHEN LAROQUE CHRISTOPHER B LARROW ARDEN L LARSEN CHANCE DALTON LARSEN DEON G LARSEN GARY LARSEN JERAD J LARSEN MAX COLE LARSEN TAYLOR DANIEL LOIHI'KAPONO LARSEN
TAYLOR RICHARD LARSEN VANCE LARSEN BRIAN LEE LARSON CODY J LARSON CRAIG J LARSON DANIEL ERIC LARSON JAMES L LARSON JARID MICHEAL LARSON JEFFREY LARSON MATTHEW JON LARSON DAVIE LARTIGUE CHRISTOPHER SHANE LARUE LONNIE K LARUE TUCKER WADE LARUE
WESTON R LARUE-HARGROVE GARTH W LARWIN LACEY LASALLE PATRICIA LASCUT CHEYANNE MARIE LASH KORBIN LANE LASH GREGORY LASHELLE BRADY LASKOWSKI AMBER NICOLE LASLEY BRITTANY CELESTE LASLEY DENNIS JAMES LASLEY SOFIA CHRISTINE LASPINA
JOSEPH WILLIAM LASSER LEROY LASSISTER ANDRE LASSITER TYLER BRIAN LASSITER SAMUEL LAST TYLER L LAST RANDY LYNN LASTER ROUSNING DAVID LASTRA PANDARES SR ALEXANDRA MAXINE MAE LASWELL TIFFANY J LASWELL ADRIAN LATCHMAN JOANNA LEE HEDRICK LATHAM
SARAH J LATHAM WALTER SCOTT LATHAM SHANE MICHAEL LATHEY ANDREW K LATHROM JEFFREY D LATHROM MICHAEL A LATIOLAIS TYLER LATTA JOSHUA A LATTERELL KEITH MICHAEL LAUDANO AMY L LAUER BRANDON SCOTT LAUER MARIA GUADALUPE LAUER RICO KENNA LAUGER
ANTHONY JAMES LAUGHLIN CHRIS L LAUGHLIN CHRISTINA LYNN LAUGHLIN LEO LEMUEL LAUGHLIN III SIDNEY GRACE LAUGHNER JAIME LAUREANO RODRIGUEZ ALEC TANNER LAURENTI SCOTT LAURENTI SYDNEY ELIZABETH LAURENTI DAVE LAURIN GARY LAURIN DAVID EUGENE LAURITSON
MORGAN M LAUTERBACH PATRICIA LAUTERBACH GREGORY A LAUX JOSEPH A LAUZON MICHELLE LAUZON CLAUDE LAVALLEE DAMIAN LAVALLEE FLOYD W LAVALLEE SEAN KENNY LAVALLEE TODD M LAVALLEY KELSEY W LAVICKA NATHAN LAVIGNE RAPHAEL LAVIOLETTE
AVERY MORTON LAVOIE DREW EDWARD LAVOIE ANDREW TYLER LAW CHRISTOPHER M LAW CHARLES R LAWHON HERMAN ONEIL LAWHON III MICHAEL T LAWHON SETH JACOB LAWHON TANNER DEAN LAWING GEORGE LAWLER TESSA MARIE LAWLER BOB LAWLESS
JEREMY LIVINGSTON LAWLESS JOSEPH C LAWLESS JUSTIN EDWARD LAWLESS TIMOTHY WADE LAWLESS MEGAN BROOKE LAWN ANTOINE LAWRENCE BRAD A LAWRENCE BRADY T LAWRENCE CHARLES D LAWRENCE DEVAN A LAWRENCE ETHAN ERIC LAWRENCE JAMES EARLIE LAWRENCE
JAMES TYLER LAWRENCE JARON O LAWRENCE JASON LAWRENCE JENNALEE LAWRENCE LOGAN CHRISTOPHER LAWRENCE MATTHEW JAMES LAWRENCE QUENTIN A LAWRENCE ROBERT E LAWRENCE JR SANDRA LYNN LAWRENCE STEVEN COLBY LAWRENCE ZACHARY RAY LAWRENCE
DREW BERNARD LAWS JUSTIN LAWSHE JUSTIN GABE LAWSHE JOSEPH DEVALL LAWSHEA BILLY WAYNE LAWSON CHRISTOPHER LAWSON DANNY RENE LAWSON JR DREW A LAWSON DUSTIN SCOTT LAWSON ELIZABETH RENEE LAWSON GUY T LAWSON HEATHER LAWSON
JAMES BRANDON LAWSON JEREMY M LAWSON JESSICA J LAWSON MICHAEL BRYCE LAWSON MICHAEL L LAWSON NATALIE LAWSON NICHOLAS JEFFREY LAWSON SARAH E LAWSON SCOTT J LAWSON TREVOR CHANCE LAWSON TYLER LAWSON GRIFFON AVERY LAWSON-FULLER
ROBERT ANTHONY LAWYER JR JORDAN S LAX ALVIN LAXAMANA ANDREW A LAXTON STEPHEN D LAXTON JOHN P LAY JR PAUL EUGENE LAY JOHN ADDISON LAYCOCK DOUGLAS SPENCER LAYCOX J MICHAEL LAYDEN SUSHANT LAYGUDE ALICE EMILY LAYHEW MEGAN MICHELLE LAYNE
BRITTANY HOPE LAYTON PEDRO ENRIQUE LAZALA CAMERON DEVILLE LAZARE JORGE LUIS LAZO MUÑOZ HAI LE JOHN N LE PAUL LE QUANG LE SHERRIE LE GALL-SIMMONDS JEFFREY LEA JUSTIN MICHAEL LEA TYSON LEA CASSANDRA LEACH DYLAN ALEXANDER LEACH JACOB A LEACH
STEVE LUKE LEACH TIMMY RANDALL LEACH TIMOTHY JAMES LEACH BRANDON LEADBEATER ADAM J LEADER ALLEE RENEE LEADY EMMA JAMESEN LEADY LAWRENCE LEADY DEWAYNE ALEXANDER LEAKE THOMAS C LEAKEY ANGEL LEAL ERIC MICHAEL LEAL JOSE G LEAL
TOMAS LEAL IÑIGUEZ BLAKE RYAN LEAMON ANDREW MARK LEARY CHRIS LEARY MICHAEL C LEARY ROBERT W LEARY BRYAN THOMAS LEATHERMAN DEREK W LEATHERWOOD BRADLEY S LEAVITT TORRICE LEAVY JAMES LEBISZCZAK ALLAN LEBLANC CHAD M LEBLANC DAVID LEBLANC
JOHN WAYNE LEBLANC LUKE LEBLANC PIERRE LEBLANC SETH THOMAS LEBLANC ROBERT T LEBO JR DEREK LEBON NICHOLAS JAMES LEBRAN EMILE LEBRETON FREDERICK LEBRETON MAXIME LEBRETON WILLIAM R LECH JACOB LECHENETTE BUNYONG LECK MARCEL LECLAIR
CHRISTOPHER LECLERC AARON R LECOMPTE BRANDON ONEAL LEDBETTER CAROL A LEDBETTER JEREMY ALAN LEDBETTER KEVIN S LEDBETTER RICKEY JOE LEDBETTER ZARRED J LEDBETTER KEVIN J LEDDY DAVID LEDESMA GIOVANNI LEDESMA NICK GONZALES LEDESMA II TROY LEDESMA
ANDREA GONZALEZ LEDESMA SALVADOR G LEDEZMA DONALD LEDFORD NATHAN THOMAS LEDFORD NICHOLAS CHARLES LEDING JOSEPH DANIEL LEDUC RHETT WILLIAM LEDUC KIMBERLY LEDWELL ADAM G LEE ANDER S LEE ANDREW KINION LEE ANTONIO LEE ASHLEY B LEE
BRADEN THOMAS LEE CADE T LEE CHARITY LEE LEE CHRISTIAN HARAM LEE CHRISTOPHER D LEE COLLIN LEWIS LEE DANNY LEE DAVID LEE DESTIN JEROME LEE DOMINIQUE P LEE ERNIE LEE GLENN DERRICK LEE JR HEATHER NICOLE LEE HSIEN JIM LEE HUNTER BRYAN LEE JACE LEE
JACQUELINE PENNY LEE JAMES H LEE JR JAMES RICHARD LEE JAMES RYAN LEE JARED MICHAEL LEE JASON A LEE JASON ANDREW LEE JASON R LEE JAYDEN WALKER LEE JEFFREY L LEE JERMAINE HOWARD LEE JOHN LEE JONATHAN J LEE JOSHUA TYLER LEE JUNG MIN LEE JUSTIN M LEE
KOREN DANE LEE KRISTOPHUR LEE LARRY JASON LEE LEE THOMAS LEE LIONEL LEE LOGAN TANNER LEE MARCUS JAMAL LEE MARCY LEIGH LEE MATTHEW D LEE MATTHEW HEATH LEE MELVIN L LEE JR MICHAEL LEE MICHAEL J LEE SR MUAJCHEE LEE NAQWUN KEVION LEE PETERSON LEE
RANDY C LEE RICHARD LEE RICKY JOSEPH LEE ROBERT B LEE ROBERT E LEE ROCKY NA LEE RONNIE E LEE SAMUEL CADE LEE SHANE ANDREW LEE SHANE M LEE STEPHEN A LEE TANNER SPENCER LEE TANYA NICOLE LEE TED HARRISON LEE THOMAS J LEE JR TONY LEE TONY LEE
TREY ASHTON LEE TROY A LEE TYLER LEE WANDA C LEE YOUNGHAN LEE JASON LEECH MATT D LEECH DAVID LEE LEEK TRAVIS W LEEK DAKOTA GORDON LEEPER GAVIN RYAN LEEPER SHANE LEEPER DAVID P LEET JASON ORUSTUS LEFEVER TIMOTHY CALVIN LEFEVER CAROLE LEFRANCOIS
BRIAN ANTHONY LEGARTH DEREK LEGAULT JOY CALIGAN LEGAULT-BEEDIE JASON ROWE LEGG TYLER KARSTON LEGG BAILEY VANN LEGGETT BRAD DARIN LEGGETT BRIAN A LEGNARD JAMES A LEGRAND CHARLES A LEGROS RYKER LEGUE JOHN P LEHMAN JUSTIN LEHMAN
LINDSAY BACHNER LEHMAN TODD LEHMAN JONATHAN LEHOUX JEFFREY LEHR MAX J LEHRMAN WAYNE R LEHRMAN CHAD LEIDER MATTHEW CHARLES LEIDER CHRISTOPHER A LEIGH RODNEY LEIGH LARRY A LEIGHTLEY ANTHONY J LEILUA CHRISTINA J LEILUA RITA A LEILUA
MATTHEW ALLEN LEINEN DEREK RICHARD LEINS TAYLOUR LYNN LEIS BETTY J LEISE WILL F LEISEY KATHERINE LEISKE JEFFERY J LEISTER STANLEY WARREN LEITER RYAN ANTHONY LEITING GUILLERMO LEIVA STEVEN RAY LEJEUNE TODD LEKEY ANDREW JOSHUA LEMAN JOSHUA L LEMAN
FRANCOIS LEMAY JACOB LEMBERGER MELANIE F LEMBO JUSTIN G LEMIEUX LORETTA LEMKY ROBERT M LEMMING CLIFTON T LEMMON MITCHELL LEMOIGNAN LANDON BRADLEY LEMOINE CHRISTOPHER KODY LEMOND DARREN KYLE LEMONS ETHAN HUNTER LEMONS JEFFREY L LEMONS
MACAULEY LYNN LEMONS TIMOTHY S LEMONS MICHAEL GARY LEMOS CHRISTIAN LEMUS JACLYN ANN LEMUS NESTOR LEMUS JR LEISSA LUCERO LIEVANOS LEMUS JOSE ENRIQUE LEMUS-SIERRA MARCUS DEWAYNE LENARD ADAM RYAN LENERTZ JASON J LENGACHER JEAN-PHILIPPE LENGELO
STEVEN D LENNARTZ STEPHEN D LENOIR HEATHER LENOX THEUNIS J LENSLEY AARON S LENTZ SANDRA M LENTZ SARAH IRENE LENTZ STEVE LENTZNER JAMES CLARK LENZ TALALELEI IOSE LEOMITI JAIME LEON STEVE ANTHONY LEON ANTONY YAHIR LEÓN ERNESTO ANTONIO LEON CASTRO
JAIME NOEL LEON CUEVAS CHAD M LEONARD CHADWICK LEONARD CHRIS LEONARD DANIEL Z LEONARD ETHAN ROBERT LEONARD JOHNNY L LEONARD JONATHAN A LEONARD JORDYN RASHAD LEONARD JOSEPH F LEONARD MICHAEL ZACHARY LEONARD ROBERT JOHN LEONARD
STACEY RASHAD LEONARD TIMOTHY LEONARD LOGAN ELLIOTT LEPARD TIMOTHY LEPIEN CHRISTOPHER LEPOER MICHAEL H LEPORE JACOB P LEPPER JENNIFER THUONG LEPRETRE RANDY JASON LEPRETRE JR TRAVIS SCOTT LERGNER BRYAN A LERMA KODIE ANTHONY LERMA
CURTUS LEROUX RILEY LEROUX ALEJANDRO LESA MATTHEW LESAICHERRE CAITLYN CANDIS LESAR AUSTIN JON LESCALLETT BLAKE WINDHAM LESESNE JESSE LESKO HANK W LESLEY JOSHUA RAYMOND LESLIE SHANE LESLIE TIMOTHY H LESLIE MICHAEL PAUL LESSA JOEY LESSARD
MARCO LESSARD DENNIS JAMES LESSIG ADAM DARRELL LESTER BRUCE D LESTER CAMERON S LESTER DOUGLAS L LESTER HUNTER LANDON LESTER SETH WALTER LESTER JESSECA LYNNE LESUER MELIDA MARIA LESURE ASHTON DEWAYNE LETHCO STEPHEN LAWRENCE LETKOWSKI JR
HOLLY LYNNE LETNICH JERRI LYNN LETT ROBBY P LETT NICOLE A LEUNG FIATAMALII LEUTA BRYAN A LEVELL RYAN L LEVENCHUCK APRIL LEVERS LUC LEVESQUE ANDREA LEVI JOSHUA E LEVI STACY L LEVI VINCENT J LEVI JACOB DANIEL LEVIN JOSHUA BRETT LEVINE KURT LEVINS
VIC LEVINSKY VALENTINA LEVINSON VLADIMIR J LEVIS DALTON JAMES LEVITT JARED TYNAN LEVY JON S LEVY JEROME J LEWANDOWSKI PAUL LEWBERG DARIAN ALLEN LEWELLEN KODY RAY LEWELLEN CHAD D LEWELLYN CHRISTOPHER LYN LEWELLYNG ADAM JAMES LEWIS
ADAM N LEWIS ALAN J LEWIS AMBER LEWIS ASHLEY BLAIRE LEWIS AUSTIN T LEWIS BARTLEY DALE LEWIS BENJAMIN JERRELL LEWIS BILLY RAY LEWIS BOBBI J LEWIS BRAD E LEWIS BUFORD DALE LEWIS CARL T LEWIS CAUSTA D LEWIS CHARLES LEWIS CHARLIE W LEWIS
CHRISTOPHER J LEWIS CHRISTOPHER R LEWIS CHRISTY J LEWIS COREY RYAN LEWIS DAKOTA SHANE LEWIS DAMIAN ALLEN GAGE LEWIS DANNIEL WADE LEWIS DAPHNE A LEWIS DARREN ALLEN LEWIS DAVID A LEWIS DAVID R LEWIS JR DEREK LEWIS EDWARD JEROME LEWIS
ELIGAH B LEWIS GARRETT LEWIS HENRY CORDELL LEWIS ISAAC W LEWIS JACOB WILLIAM LEWIS JAMES E LEWIS JOEL ISAAC LEWIS JOHN GEORGE LEWIS JR JOHN R LEWIS JORDAN LEWIS JOSEPH WEST LEWIS V JOSHUA A LEWIS JOSHUA CALEB LEWIS JULIE G LEWIS
JUSTIN CHARLES LEWIS JUSTIN MALIEK LEWIS KAMAR LAUNTEZ LEWIS KATELYN MARIE LEWIS KENT LEWIS LARRY D LEWIS MADYSON LESHEA LEWIS MICHAEL D LEWIS MICHAEL J LEWIS MICHAEL R LEWIS MICHAEL W LEWIS NATHANIAL R LEWIS PAUL A LEWIS PAYTON MAVERICK LEWIS
RICKY A LEWIS ROBERT L LEWIS ROGER LANCE LEWIS SAMANTHA JEAN LEWIS SEAN J LEWIS SHANE A LEWIS SHAWN A LEWIS SHERRY LYNN LEWIS STEPHEN R LEWIS TADERIAN CARLOS LEWIS TANZANIA LEWIS THOMAS DAVID LEWIS TOBY ALLEN LEWIS TRAVIS NATHANIEL LEWIS
TREVOR ANDREW LEWIS WILLIAM A LEWIS WILLIAM RAY LEWIS ZACHERY LEWIS TRISTAN JAMES LEWIS - HUGGINS ANNETTE DENISE LEYBA PAULA LEYTON CORAIMA LEYVA YOEL LEYVA ROJAS KELLY K LEZCANO ERIC LI RAM CEU LIAN PING LIANG QIMEI LIAO MICHAEL LIBBEY
AUSTIN SAGE LIBERTY SANDRA MARGARITA LICEA JORDAN LEE LICHLYTER CHRIS LICKERS DAVID LICOT SMITH J LIDDELL JOSHUA T LIDDLE CHAD MICHAEL LIEBES LAURA LIEBL JASON A LIEGL HEATH A LIENEMANN TEIGAN LIES HEATHER A LIEUNGH SAMUEL HAWKINS LIGHT
SCOTT P LIGHT TYLER PAUL LIGHT DREW ZACHARY LIGHTLE GARY LIGHTNER STEVEN K LIGHTSEY BROCK MICHAEL LIKENS TIMOTHY S LIKENS D MICHELLE LIKINS FRANCISCO LILE FRANK B LILE GENNA MARIE LILE ANTHONY JAY LILES BRIDGET RENEE LILIENSIEK DARRYL L LILIENTHAL
ARNOLD G LILLARD BRANNON J LILLARD ERIC ANTHONY LILLARD WILLIAM GAGE LILLICH DAVID L LILLIE GEORGE DAREN LILLIS JAMES LILLY MARVIN P LILLY NAKEI LADIONNE LILLY PATRICK W LILLY TERRANCE CLEVON LILLY TRAWICK D LILLY RAE L LIMERICK JOSHUA DAVID LIMES
JAIME LIMON RAMIREZ DAVID SHOJI LIN ROBERO SERJIO LINARES ANDREW ROBERT LINCOLN CALVIN DANIEL LINCOLN FREEMAN L LINCOLN JR SHANNON MARIE LINCOLN SHIRLEY A LIND VICTORIA LIND CARL R LINDAHL CHRISTOPHER C LINDAHL DAVID C LINDAHL BROC JAMES LINDAUER
LEIF R LINDBERGH MICHAEL ALAN LINDBLOM CLIFFORD COULTON LINDEMAN EVAN S LINDEMAN MICHAEL H LINDENMUTH DAVID RONALD LINDER DREW LINDER ANTHONY D LINDERMAN ROBERT D LINDERMAN TYLER RYAN LINDERWELL DUSTY D LINDLEY ERYCK D LINDQUIST
ASHTON A LINDSAY ERIC S LINDSAY ROBERT W LINDSAY SAMANTHA JO LINDSAY TATE CHARLES LINDSAY THERON GLEN LINDSAY BRADLEY KURT LINDSEY GREGORY LINDSEY JEREMY JOEY LINDSEY JESSE CARLIN LINDSEY JIMMIE JOSEPH DRAKE LINDSEY JOHN TAYLOR LINDSEY
KAYLUB T LINDSEY KRIS M LINDSEY MICHAEL LINDSEY RICKY T LINDSEY SIERRA N LINDSEY CASPER J LINDSTROM HARLEY DAVIDSON LINDSTROM JASON A LINDSTROM MELISSA SUE LINDSTROM NED E LINDSTROM III RYAN ALEXANDER LINDSTROM LEE ALLEN LINEBERRY
MUGUNTHAN LINGAMOORTHY SRIDHARAN LINGAPPAN DANIEL LINGENFELTER MARK D LINGENFELTER REBECCA SUE LINGENFELTER ALFRED WAYNE LINGO GEORGE LINGO ALEXANDRE LINHARES NIKKOL LEE LINK JESSE MATTHEW LINKER ISAAC M LINN KEVIN ELLIOTT LINN
JOAO JUNIO PEREIRA LINO ALEX SCOTT LINTON GAGE WILLIAM LINTON JOHN LINTON JONATHAN LINTON TROY GORDON LINTON WAYLON SCOTT LINTON KAGEN LINVILLE HANNAH ALYSSA LINZAY BRIAN E LINZIE DIANE C LINTS MATTHEW GLENN LIPHAM BENJAMIN PATRICK LIPIEC
GABRIEL HENRIQUE LIPINSKI JOSEPH R LIPP MICHAEL R LIPP CHRISTOPHER D LIPPMAN COREY S LIPPS JASON ONEAL LIPSCOMB STANLEY R LIPUT MARIA GUADALUPE LIRA STEVEN A LIRA JERMEL SHARMAINE LISBON MARCY LISH SHAWN LISINSKI JAN LISNYJ DANIELL LISTON
MARTIN W LISTON CHRISTOPHER LISZAK KEVIN LITALIEN KATIE DAWN LITCHFIELD NOAH HUNTER LITCHFIELD KEVIN W LITER RYAN K LITER CRUZ LITKE JARED DANIEL LITTELL PHILLIP A LITTELL II MATTHEW C LITTERAL CALLIE D LITTLE CARLA W LITTLE CASEY S LITTLE COURTNEY R LITTLE
DAKOTA BLAKE LITTLE DUSTIN AHKEEM ALHAKWON LITTLE GEORGE ROSCOE LITTLE IV JERMANE KENTRAY LITTLE JOSHUA C LITTLE JOSHUA S LITTLE KODY BRANT LITTLE LARHONE JAVELL LITTLE LUKE EDWARD LITTLE PARKER TRAVIS LITTLE PATRICK LITTLE RACHEL G LITTLE
STEPHANIE DAWN LITTLE TIMOTHY LITTLE TROY JASON LITTLE STEVEN LITTLECROW THOMAS C LITTLEFIELD CHRISTINA CAMPO LITTLER DEQUINTON JEMETRI LITTLETON HELEN D LITTLETON JOHN CHRISTOPHER LITTLETON DALTON JOSEPH LITTON KRISTI S LITTRELL DANYL W LITUMBE JR
DYLAN MICHAEL LITZENBERG SHANE S LITZENBERG STEPHANIE MAE LITZSEY CANDY MICHELLE LIVELY COLTON RANDALL LIVELY DENNIS KEITH LIVELY JR KELSEY ANNE LIVERMAN PHILIP L LIVESAY ALEXUS DREW LIVINGSTON ASHLEY ANN LIVINGSTON CAMERON LEE LIVINGSTON
CONNER ROJ LIVINGSTON JAMES B LIVINGSTON JEFFREY LIVINGSTON REID RADFORD LIVINGSTON RHONDA GAYE LIVINGSTON SHARON LIVINGSTON BRODIE LIVINGSTONE RYAN LIVINGSTONE ABEL LIWANAG GUSTAVO LLAMAS IKER LLAMAS ANGEL LUIS LLANERA VAZQUEZ
BRADLEY SCOTT LLANO SAMUEL LLANOS ORLANDO LLAVORE SHANE L LLEWELLYN SHAWN E LLEWELLYN ANDREW JAMES LLOYD CHRISTOPHER QUENTIN LLOYD CODY LLOYD ELISABETH ANN LLOYD GORDON K LLOYD JACOB WADE LLOYD JACOB WILLIAM LLOYD JAMES BRANDON LLOYD
JASON B LLOYD JEFFREY MARTIN LLOYD KRISTINA LLOYD MICHAEL LLOYD MITCHELL LLOYD PATRICK W LLOYD SHERRIE MICHELLE LLOYD TONIA L LLOYD KANFAY LO WINGHONG LO TRAVIS GLENN LOADHOLT ERWIN LOAIZA JACOB LEE LOBE TRAVIOUS BERNARD LOBE ERIC LOBO
KEVIN W LOBUE REILLY LOCASCIO CHANDARA S LOCH BRANDY DENISE LOCK JACOB A LOCK PATRICK LOCK CHRISTOPHER N LOCKE SAJADAH NYREE LOCKETT WILLIAM E LOCKETT JR AARON LOCKHART JEFFREY A LOCKHART MICHAEL LOCKHART REGINALD EUGENE LOCKHART
CALVIN LOCKLEAR JR MARSHALL W LOCKLEAR JR AMBER RENEE LOCKNEY TERRY L LOCKSHIRE CONNOR LOCKWOOD RICHARD FRANCIS LODATO DAVIS M LOEN SERGIO R LOERA MARTIN LOERA-NAVARRO BRIAN LOESING JESSE D LOEW GINA MARIE LOFLAND DEENA RENAE LOFTIES
KELLY LOFTIS SPENCER JAMES LOFTIS CHARLIE EDWARD LOFTON DEREK DONAVON LOGAN DWIGHT LOGAN II IAN COLE LOGAN KENZIE G LOGAN PARKER SCOTT LOGAN RICHARD PAUL LOGAN TANNER J LOGAN DAKOTA SKYLER LOGGAINS ROY DOUGLAS LOGGINS JR BRANDON LEE LOGSDON
DWAYNE LOGSDON ERIC M LOGSDON MATTHEW D LOGSDON ANDREW LOGUE ANGELA MARIE LOGUE CHRISTOPHER DWAYNE LOGUE MICHAEL LOGUE MAN YI NA LOH RAHUL LOHAR STEPHANIE LOHN JAKE LOJEK DEMARLON LAMONT LOLLAR JR RACHEL ELLEN LOMAN
CHRISTIAN JOHN LOMAS JAMES LOMAX JOHN C LOMAX III TYRONE DEMONE LOMAX COLE PERRY LOMBARDI JUAN LOMELI CENTENO AVERY ELIZABETH ROSS LONDO HUNTER STEVEN LONDON LUCAS CORDELL LONDON NAVIN KUMAR LONDON DURAI MONICA MARIA LONDONO VILLALOBOS
ADAM LONG ALEXANDRA NICOLE RAMONA LONG AUSTIN MICHELE LONG BRETT AUSTIN LONG BROCK AUSTIN LONG BRYAN L LONG DONALD W LONG HOLLIE C LONG JARRETT D LONG JEREMY LONG JOSHUA SCOTT LONG KENNETH P LONG JR KIMBERLY LAMBETH LONG MARC A LONG
MICHAEL A LONG PEYTON ROBERT LONG RONNIE CEDRIC LONG THEOREN LONG TRAVIS CARROLL LONG WALTER LONG WILLIAM E LONG RICHARD SCOTT LONGLEY JOHN MATT LONGMAN SHELBY LONGMIRE BRANDON SCOTT LONGWELL ALICIA FLORENCE LONSINGER ALEXANDER R LOOKATCH
JESSE DOLTON LOOMIS TONIA RENEA LOOMIS JOSHUA WAYNE LOONEY LAUREN ELIZABETH LOONEY TYLER A LOONEY ZACKARY ALLAN-DAVID LOONEY DENISE LOOP ALEXANDER LOOSEMORE ZAK Z LOOSLE ABEL LOPEZ ABRAHAM LOPEZ ADAN LOPEZ ADRIAN LOPEZ AFIAS LOPEZ
ALEJANDRO LOPEZ ALEXANDER M LOPEZ ALEXIS LOPEZ ALFREDO LOPEZ ANTONIO O LOPEZ ARIEL LYN LOPEZ CARLOS LOPEZ CHARLES B LOPEZ CHRISTIAN OMAR LOPEZ CHRISTINA D LOPEZ CHRISTOPHER LOPEZ CHRISTOPHER B LOPEZ CHRISTOPHER JOHN LOPEZ DANIEL LOPEZ
DANNY J LOPEZ EDGAR IVAN LOPEZ ELVIS LOPEZ ERIC J LOPEZ ESPERANZA M LOPEZ FRANCISCO A LOPEZ FRANK LOPEZ GASPAR LOPEZ GEORGE PASQULE LOPEZ GILBERTO LOPEZ HORACIO LOPEZ JASON LOPEZ JAVIER LAZARO LOPEZ JESUS LOPEZ JESUS ALEJANDRO LOPEZ
JESUS ALONSO LOPEZ JOSE LOPEZ JOSE LOPEZ JUAN A LOPEZ JUAN CARLOS LOPEZ JUAN M LOPEZ JUAN R LOPEZ JUAN ANDRES LOPEZ LUIS LOPEZ LUIS LOPEZ MAIKEL LOPEZ OLIVER JAMES LOPEZ JR OMAR A LOPEZ OSCAR F LOPEZ PHILLIP L LOPEZ REESE PATRICK LOPEZ
REYNALD PAOLO D LOPEZ RICARDO LANCE LOPEZ SAMUEL R LOPEZ SERGIO LOPEZ SIMON RAY LOPEZ TARA LOPEZ THOMAS LOPEZ ANA CRISTINA LÓPEZ CINDY LÓPEZ CHRISTIAN ANGEL BRAVO LOPEZ GLORIA PAOLA REGALADO LOPEZ JOSE ANTONIO ALVAREZ LOPEZ
JOSE ANTONIO CURIEL LOPEZ JOSE GERARDO RIVERA LOPEZ JUAN JESUS RIVERA LOPEZ MARCO ANTONIO BARRIOS LOPEZ CONSTANTINO LOPEZ CAZARES ANGEL ENRIQUE LOPEZ CERMENO LUIS ARMANDO LOPEZ GALINDO REGINO LOPEZ GASPAR HECTOR LOPEZ GONZALEZ
MARIO LOPEZ GONZALEZ JONATHAN E LOPEZ GUTIERREZ HARRYS JERIER LOPEZ HERNANDEZ CONRADO ALFONSO LOPEZ MARTINEZ FRANCISCO RICARDO LOPEZ MATA FREDDY WILLIAMS LOPEZ MEJIAS GERARDO RAMON LOPEZ NAVA XAYMARA L LOPEZ ORTA CESAR LOPEZ PADILLA
RONAY LOPEZ PADILLA IGNACIO LOPEZ POMPA DIEGO MARTIN LOPEZ RAMOS MIRIAM GABRIELA LOPEZ RETIS AGUSTIN LOPEZ RODRIGUEZ JOSE RAMON LOPEZ RODRIGUEZ ANGEL ALDAIR LOPEZ RUIZ IVAN GERARDO LOPEZ SANCHEZ JUAN ALFREDO LOPEZ SANCHEZ
LUIS ENRIQUE LOPEZ VILLANUEVA JOSE CANDIDO LOPEZ ZAMARRIPA BERENICE LOPEZ-GARCIA ESTEBAN ANGEL LOPEZ-GARZA RAUL LOPEZ-LOPEZ ISAI LOPEZ-LUNA ALEJANDRA LOPEZ-MIRANDA RAUL LOPEZ-SEGURA MENG KAYSY LOR DOUGLAS M LORAINE LUCAS PAUL LORANCE
RYAN MARTIN LORD ROBIN R LORENO RICHARD D LORENTZ KENNETH J LORENZ SCOTT LORENZO ZENAIDA LORENZO FRANCISCO JAVIER MERCADO LORENZO JESUS SALVADOR MERCADO LORENZO DONALD WILLIAM LORING II RYAN SCOTT LOSENSKY BRENDA LEANN LOSER
CASEY A LOSINIECKI MELISSA LOSINIECKI CARLOS LOSTANAW LAVIN SCOTT LOTHAMER TODD LOTHAMER JENNIFER ANN LOTT TERRY CALEB COLUMBUS LOTT DYLAN MAURICE LOTTIER MARCOS EDWARD MAUR LOTTIER STEVEN LOTZ LOGAN DAKOTA LOUALLEN NICHOLAS PERRY LOUALLEN
CALEB PAUL LOUDIN MICAH A LOUDIN AUSTIN BLAIN LOUGHARY CAMERON ALLEN LOUGHARY ROBERT LOUIS SCOTT EDWARD LOUIS IMMANUVEL LOURDUSAMY CHARLES ALTON LOVE CLARENCE DEANDRE LOVE DAVID ROBERT LOVE ED LOVE JACOB LOVE JOSHUA MALIK LOVE
KANISHA SHONTE LOVE KEVIN JEROME LOVE LOSO LOVE MICHAEL JARED LOVE STEPHANIE K LOVE ANNA C LOVELACE JEFF GILES LOVELACE RICHARD G LOVELACE SR BAILEY CURREN LOVELADY ROBERT LOVELADY KURTIS J LOVELAND ROCKY LOVELAND JOSHUA DILLON LOVELESS
ANTHONY M LOVELL MARTY R LOVELL STEPHEN RAY LOVELL BRAD D LOVELLETTE BRADEN ALEXANDER LOVINGOOD MARTIN ALEXANDER LOVINGOOD ASHLEY LEEANN LOVINS GREG LOVINS RANDALL KEITH LOVINS ANDREW S LOVRE JOSEPH LOUIS LOVVORN III COLBY JUSTIN LOW
KENNETH L LOWANSE JARED TODD LOWDEN BRANDON ALLEN LOWE CASEY ALEXANDER LOWE CHARLES B LOWE JAMES E LOWE JAMES E LOWE III JORDAN K LOWE KENDRA NICOLE LOWE LESLEY A LOWE MARK TYLER LOWE THEODORE JOSEPH LOWE TIMMOTHY SHAWN LOWE
WILLIAM SETH LOWE DANIEL SCOTT LOWELL JON MICHAEL LOWELL LAUREN MARIE LOWELL ALAN RAY LOWERY AMANDA YVETT PEARSON LOWERY BRIAN CRAIGE LOWERY CLAYTON EDWARD LOWERY CONOR LOWERY JEFFERY W LOWERY KENNETH D LOWERY SETH MICHAEL LOWERY
TARA M LOWERY TRENTON DEWANE LOWERY TWAN LOWERY WILLIAM R LOWERY JACOB LOWMAN JAMES LOWMAN RICK C LOWMAN TYLER ANTHONY LOWMAN CHARLES ALLEN LOWREY CURTIS B LOWRY JOHN M LOWRY ZACHARY S LOWRY ANTHONY DYLAN LOWRY-TOMLIN MICHAEL LOY
ARTHUR H LOYA JAMES K LOYD ANDREW LOZA ROBERT M LOZA EVER YORVANY LOZADA JOSEPH B LOZADA BRYAN MICHAEL LOZANO JASON LOZANO SR LOUIS LOZANO VICTOR HUGO LOZANO MARIA DE LOS ANGELES MILLAN LOZANO LUIS LIZANDRO LOZANO GIRON
GERARDO ALFREDO LOZANO MOLINA SR CESAR AUGUSTO LOZANO VELASCO BRANDON C LOZIER CURTLEY RYAN LOZIER CLAUDIA MARCELA LOZOYA EVAN HAN-FANE LU HRAM LUAI PEONY LUANGKET RICHARD E LUBBEHUSEN EMIL LUBRICA OLRITH LUC RAMSES SALVADOR JACOBO LUCACHIN
ANDREW MICHAEL LUCAS CHAD MICHAEL LUCAS CHARLES MICHAEL LUCAS COREY LUCAS COURTNEY GRACE LUCAS DANGELO LEROI LUCAS ISIAH WESLIE LUCAS JACOB DANIEL LUCAS JEFFREY LUCAS JEREMY P LUCAS NATHANIEL LUCAS ROBERT LUCAS RONALD G LUCAS JR
SHAD C LUCAS SHANE M LUCAS STEVEN LUCAS THOMAS ALLEN LUCAS TYLER J LUCAS GIOVANNI LUCCA ANTONIO FRANCO LUCCO COLTON LUCE DANNY W LUCE HUNTER LUCE JOSEPH MICHAEL LUCE MICHAEL LUCE ADRIANO NIKOLI LUCERO FRANCISCO JOSE LUCERO
NELSON LUIS LUCINDO ALEXIS PAIGE LUCIUS EDMUND C LUCKENBACH REBECCA BLACKBURN LUCKETT RACHEL ANN HODGE LUCKEY MARK WILLIAM LUCY DAVID BENJAMIN LUDLUM ADAM KAYIN LUDWIG DONALD T LUDWIG ENRIQUE LUDWIG DONALD A LUEBBEN JR KRISTY M LUEBBEN
LAUREN ASHLEIGH LUEBBERS NATHAN LUEDTKE BRANDON LUELLEN JR BRANDON LUELLEN SR SCOTT LUENEBURG JOSEPH R LUJAN LEOBARDO LUJAN TAYLOR RAY LUJAN SCOTT LUKAY BRITTANY LASHAE LUKE DARREN ERIC LUKEAS CHARLES E LUKENS JONATHAN CHASE LUKER
JOSHUA R LUKER SEAN P LUKER NICOLAS L LUMBRERAZ CARL L LUMMUS WILLIAM B LUMSDEN ADOLFO LUNA AILEEN LUNA DAVID NA LUNA EMANUEL NA LUNA ESTEBAN LUNA III ESTEBAN LUNA JR MARCO ANTONIO LUNA ALMA ALEJANDRA DIAZ DE LEON LUNA EDUARDO ISRAEL GUERRA LUNA
LUIS ANGEL RODRIGUEZ LUNA IARA ZULEMA LUNA GUERRA EMMANUEL GERARDO LUNA MONTES WILLIAM LUNCEFORD AMANDA K LUND ANTHONY HALE LUND BRANDON LUND COLIN ERIC LUND KYLE WILLIAM LUND PHILLIP A LUND TRAVIS C LUND GAVIN LUNDBERG JOHAN LUNDBERG
DIRK RAYMOND LUNDGREN ADAM WAYNE LUNDY JAMEL B LUNDY TONY LUNG AARON E LUNING CHERYL KAY LUNING ROBERT E LUNING AARON THOMAS LUNINI ALLAN LUNSFORD COY L LUNSFORD JAMES RYAN LUNSFORD MATTHEW MICHAEL LUNSFORD TAMARA LEIGHANN LUNSFORD
BRETT M LUNZ BRIAN D LUPO KRISTINA GLASSNER LUPOLI SAMUEL LUPTON BOBBIE M LUSCHEN GRANT ROBINSON LUSK JAMES M LUSK KEITH LUSK TYLER LUSSIER LEGACY LLEDRAC LUSTER MAKAYLA R LUSTIG CHRISTOPHER LUTCKEN STEVEN RAY LUTJEN PATRICK JAMES LUTTMAN
ALYSHA K LUTTRELL BRYCE D LUTTRELL DALTON MATTHEW LUTTRELL DASHAWN LUTTRELL CHRISTOPHER A LUTZ MEGHAN ALICIA LUTZ TONG LY JESSE LYALL JAMES ANDREW LYCETT JAKE LYDDIATT BRENT D LYKINS NICHOLAS G LYKINS RYAN ASHTON LYLE SHERRY A LYLE BLAKE A LYLES
JONATHAN COLE LYLES NICHOLAS JOHNATHAN LYLES NICHOLAS REED LYLES AARON T LYNCH AUSTIN JOSEPH LYNCH BILLY J LYNCH BRANDI J LYNCH BUDDY A LYNCH GEORGE W LYNCH GREG N LYNCH JACOB DANIEL LYNCH JAMES T LYNCH JESSE R LYNCH JIMMY R LYNCH
JOSHUA TILMAN LYNCH JUSTIN CARTER LYNCH KEVIN W LYNCH KRISTOPHER MATTHEW LYNCH KYLE WAYNE LYNCH LANCE E LYNCH PAUL V LYNCH PIERCEN MOORE LYNCH REGGIE L LYNCH RYAN JAMES LYNCH SARAH H LYNCH WENDELL KEVIN LYNCH CHRIS E LYND PETER HARRISON LYND
MARK G LYNESS AARON WADE LYNN BART E LYNN RYAN PAUL LYNN ANDREW LYON ANDREW J LYON BRAD J LYON GRAYSON ASHTYN KENNDAL LYON ANTHONY M LYONS RILEY LYONS TERESA J LYONS KYLE J LYSITT CHRISTOPHER LYSY CHIDAMBARAM S M SUNDAR RAJ WAYNE MA
XINZHI MA ALEXIS NICOLE MAAG RYAN T MAAS KARENNA ELISE JUNMEI MAASER JEREMY MABE PHILLIP M MABREY JEREMY WAYNE MABRY KELVIN LEDON MABRY KOLTON MICHAEL MABRY MICHAEL JAMES MABRY NEIL MACALINAO SABASTIAN ANTHONY MACALUSO KALYEX MACANGER
RICKEY J MACARI II RYAN MACARTHUR BRIAN MACAULAY STEPHEN MACBETH DAN A MACBRIDE JASON DAVID MACCALLUM KYLE MACDANIEL DAN MACDONALD DOUGLAS MACDONALD JEFFREY MACDONALD PAUL MACDONALD ROBERT MACDONALD SAM MACDONALD
STEVEN L MACDONALD TIFFANY MACDONALD ZACHARY MACDONALD CODY AUSTIN MACE MARY JANE MACE MARIO ALIER MACEDO-SALAZAR MICHAEL J MACFARLANE JULIO CESAR MACHADO PRIETO ROBERT MACHOWSKI JR RICARDO MACHUCA JOSE MANUEL MACIAS VICTORIA MACIAS
EDGAR ARMANDO DOSAL MACIAS EDUARDO MACIAS ESPARZA HUGO SILVESTRE MACIAS MENDIETA OSCAR ALAN MACIAS MEZA THOMAS W MACIEJEWSKI JAYMES MACIK CHRISTOPHER MACINNIS MICHAEL MACINNIS JAMES M MACINTOSH STEPHEN MACISAAC ALEXANDRA DEAN MACK
DREW DELANIE MACK HENRY C MACK ROBERT STEPHEN MACK RONALD P MACK JR TYSHAWN DEMAR MACK GERMAINE LEE MACKALL SELENA MACKAY BRIAN J MACKE JR IAIN MACKENZIE ALPHONSE CLAUDE MACKEY III SEAN ANTHONY MACKEY ROBERT MACKIE
MICHAEL CARR MACKINTOSH ANDREW JOHN MACLAREN JOHN MACLELLAN KRISTINE CARYL MACLEOD WILLIAM MACLUCKIE RUSSELL F MACMANNIS DOUG MACMASTER JUSTIN MACMILLAN WALLACE MACMURRAY ROBERT CHRISTOPHER MACNEER JOHN MACNEIL BRAD MACPHERSON
BRANDON MACPHERSON BRIAN MACPHERSON CYNTHIA MADDEN DALTON G MADDEN THOMAS A MADDEN CHESTER MADDOX DAVID W MADDOX LAURA R MADDOX LYDIA MADDOX SAMUEL R MADDOX JR TERRY MADDOX TRAVIS A MADDOX AIRES MADEIRA LARISSA D MADEWELL
HARISANKAR MADHEWARAN CLINTON N MADISON MICHAEL DALTON MADISON ROBERT ANTHONY MADISON WESLEY R MADISON KARL HOSHANG MADON EVARISTO MADRIGAL MARCO ANGEL MADRIGAL MARK MADRIGAL JORGE MADRIGAL GUZMAN JORGE MADRIGAL SALAS
BENJAMIN MADRY CORDARRYL MADRY DALLIN DAVID MADSEN WILLIAM GENE MADSEN ZACHARY MADSEN FERRER MADUCDOC LAUREN DANIELLE MAES MANUEL MAES VIDA V MAES CRISTIAN DANIEL MAGADAN LOU H MAGALDI BENEDICT R MAGALLANES SILVIA MAGALLANEZ SANCHEZ
JAVIER O MAGALLON ARMANDO MAGANA ARTURO MAGANA CABIR ARNOLDO MAGANA CARLOS MAGANA OMAR MAGANA LUIS FELIPE MAGAÑA RUIZ DAVID WAYNE MAGBY RODERICK RODRIGUEZ MAGEE MATTHEW JAMES MAGER JR JASON MAGERAN RANDY MAGERAN
JACOB LYNN MAGGARD JORDAN DAVID MAGGARD RONALD LEE MAGGARD DEXTER DEMOND MAGGITT JOHN W MAGNAN ALEXANDER MAGNO MARK JOSEPH MAGNO CHRISTIAN MAGUIRE DYLAN MICHAEL MAGUIRE SANDRA JEANNE MAGUIRE CHASE LEWIS MAGWIRE SHASTRI MAHABIR
AMANDA ROSE MAHAFFEY SETH A MAHAFFEY SHAIKH FAYSAL MAHAMUD ALFRED MATTHEW MAHAN DEVIN TAYLOR MAHAN TIMOTHY P MAHAN BAZZARD MAHARAJ CANDACE K MAHARAJ CHRISTOPHER MAHARAJ WAYNE MAHARAJ PRIYA SHIVANI MAHARAJ-GLASGOW ROGERIO MAHL
CHRISTOPHER LEE MAHLER BRIAN F MAHONE WILLIAM MARK MAHONE BRIAN K MAHONEY EDWARD KENT MAHONEY JOSEPH A MAHONEY ZACHARY A MAHONEY MATTHEW D MAHONY TRACI W MAHONY ISAAC COLTAN MAHURIN JOSEPH JOHN MAIALE LANCE H MAIDEN
CHASE MONROE MAIN ENRIQUE MAJANO BRYANT T MAJOR RYAN P MAJOR VICTOR C MAJOR LUCAS N MAKELIN JEREMY MAKIN ROBERT MALAKISMAIL RAHUL MALANI MANUEL MALAVE JR NANTHAKUMAR MALAVIYA DAVID MALBEUF CASEY KEITH MALCOLM NICK MALCOLM
ROHANDO VALCERIO MALCOLM COURTNEY DANYEL MALCOM MICHAEL JEREMY MALDINI ANTONIO MALDONADO JAVIER MALDONADO JEY MALDONADO OSCAR MALDONADO PANFILO MALDONADO PATRICK J MALDONADO ROBERT JESSE MALDONADO FRANCISCO ROGELIO MALDONADO BERROA
EDGARDO JOSE MALDONADO GUZMAN MIGUEL A MALDONADO MOORE LUIS MISSAEL MALDONADO REYES JOSE DE JESUS MALDONADO-BAEZ RYAN P MALEY GAURAV MALHOTRA ANDREW QUIRANTE MALIC JENNIFER MARIE MALIN KRISTEN MALINOWSKI RYAN MALINOWSKI
DAVID MARSHALL MALJE GERRICK MALLARD MARI ELIZABETH MALLARD ANTHONY GREGORY MALLETT DYLAN MALLETT SALLY A MALLEY VINAYAK MALLIKARJUN KORE ANDREW MALLON DENNIS F MALLON DENNIS F MALLON II NATHAN SCOTT MALLON JASON ZACHARY MALLORY
MACK W MALLORY STEFAN AUSTIN MALLORY JOSEPH RYAN MALLOY JACOB MITCHELL MALMBERG JAY MALMBERG HEATHER L MALO JULIE SELINE MALO RONNY MALO AUSTIN CARL MALONE BRENT ALAN MALONE BRITISH S MALONE BRYAN MALONE CARLA E MALONE
DANIELLE ELIZABETH MALONE DILLON TYLER MALONE DYLAN CHASE MALONE JASON R MALONE JONATHAN D MALONE MARK J MALONE MATT R MALONE MICHAEL MALONE MICHAEL W MALONE SAWYER T MALONE JEFFREY MALONEY NICHOLAS PETER MALORZO JAMES RAYMOND MALOUF
FERNANDO MALPICA FRANCO DALLAS MALTESEN RICHARD THOMAS MAMAJEK FANUATANU MAMEA JACOB T MAMOLA BUMBA MAMPUYA WILLIAM G MANAHAN NIZAM MANALAL GRANT MANATT KAELEB SHAWN MANCEBO MOISES MANCERA GARCIA CHASEN T MANCHESTER
DAVID A MANCHESTER ANGEL MANCILLA JR JOHN MANCINI JOHN M MANDEL MACK QUELLAN MANDERS TIMOTHY MANDL NAZAR MANDRYK ELSIE MANDUJANO JOHN HAYDEN MANER GREGORY ANTHONY MANFREDI II HEI MANG KIL HU MANG TUM CUNG MANG PRISCA MANGALA
RANDHIR MANGAT CAMERON ALEXANDER MANGHAM JORDIN WESLEY MANGONA ELIJAH JAMES MANGONE GERALD MANGUNE SURIYA VIGNESH MANI ANTUAN MANICA RAVIKUMAR MANICKAM FLOYD S MANIGOS WILLIAM MICHAEL MANIK GOPALAKRISHNAN MANIKANDAN
MADASAMY MANIKANDAN SURIYA MANIKANDAN JOSHUA MANILA JAMES W MANION MIKEL T MANION RAJKUMAR MANISEKAR ANTHONY MANN ANTHONY MANN AVERY PHILLIP MANN BRANDON JUAN MANN COLTON L MANN CRAIG D MANN DON R MANN DON RENA MANN
FRANCOIS J MANN JASPAL MANN JUSTIN JALIL MANN KULBINDER MANN LESTER W MANN MAJOR MANN MICHAEL MANN MICHAEL DAVID MANN VERKENEO MANN TODD MANNERING BARNEY THEODORE MANNING BRANDON L MANNING BRAYLON R MANNING BRYAN EARL MANNING
CLINTON C MANNING COLIN MANNING ELBERT T MANNING JOSHUA RYAN MANNING LARET R MANNING MATTHEW DREW MANNING NICHOLAS A MANNING NICHOLAS CHANCE MANNING ANGEL CHRISTINA MANON LUCAS R MANON PATRICK L MANON GARETH MANORE
LUKAS ALEXANDER MANS JONATHAN MANSBRIDGE CHRISTINA JEAN MANSFIELD GAVIN MANSFIELD KEVIN W MANSFIELD RYAN K MANSFIELD SHELDON L MANSFIELD TRENTON CRAIG MANSFIELD TYLER MANSFIELD DEREK MANSON JASON GLENN MANTHEY THOMAS TROY MANUEL
SAMUEL LEONARD MANUS JOHN MANZ TRACY MANZANARES MICHAEL J MANZELLA KATHERINE ROSE MANZELLI GEOVANNI MANZO IGNACIO MANZO JOHN J MANZO CESAR AUGUSTO MANZO MORALES DENNY MAODUS COLIN MAPLE QUINCY O MAPLE SHAWNTAE L MAPLE
BROCK KOLT-HAYDEN MAPLES LUCAS MAPLES PHILIP DANIEL MAPLES BRANDON MAPLETOFT TENDAI MAPOSA RICKY MAQUEMA KIMSOU MAR ISAAC MARACLE LESVIA MARADIAGA THOMAS JOHN MARAS DARRIN CADE MARBLE TRAVIS MARBLE KENNETH RODNEY MARBUT
MICHAEL MARCELLUS PRESTON R MARCHANT ABRAHAM MARCIAL CALVARIO CHRISTOPHER P MARCIL ROBERT J MARCIL LOUIS MARCOLLA MARCO A MARCOS JOEL T MARCOTTE LUKE DANIEL MARCOTTE ERIC M MARCUS BRADLEY DALTON MARDIS CRISTIAN HUMBERTO MARES DE LA PAZ
ZACHARY FREDRICK MARESH DAMIEN L MARGERUM WILLIAM ALEXIS MARIA JOHN STEPHEN MARIA JOSEPH ALEXANDER MARIANO CHITHAMBARAM MARIAPPAN ESAKKIAPPAN MARIAPPAN MATHAVAN MARIAPPAN FISHER MARIETTA ALYSHA BINGHAM MARIETTI KENNETH MARIGLIA
VIDESH MARIMOOTOO SANGILIMURUGAN MARIMUTHU ELVA MARIN ERIC MARIN JUAN C MARIN ANDREW MARINIG JONATHAN MARIONCU ARUN MARISAMY ALEJANDRO SEPULVEDA MARISCAL CRISTIAN ZAIN MARISCAL AGUAYO CESAR OCTAVIO MARISCAL CONTRERAS
LUIS ENRIQUE MARISCAL HERNANDEZ ALEJANDRO MARISCAL RUIZ MADHUMITHA MARISELVAN ARUNKUMAR MARIYAPPAN NAVANEETHAN MARIYAPPAN UTHAYAKUMAR MARIYAPPAN NATHAN ROBERT MARK STEVE MARK MANOJ KUMAR MARKANDAN JUSTIN A MARKEL
JAMIE MARIE MARKELLO SHANE MARKER ILEY MARKHAM BRANDI L MARKHOFER WILLIAM STEVEN MARKO AIDAN HUNTER MARKON IAN STUART MARKON DALEDA MARKOS TONY MARKOWITZ ANDREW T MARKS BYRON DEAN MARKS DONOVAN E MARKS FREDERICK E MARKS

JOHN DAVID MARKS STEVEN D MARKS ANDREW L MARKSBERRY BRADY KEATON MARKSMEIER BRANDON KIRK MARKSMEIER TAITE ALEXANDER MARKSMEIER DAVID ANDREW MARKUS KYLE W MARKWARDT KEITH A MARLAR SEAN-MICHAEL MARLIN-ZIEGLER ABBY NICHOLE MARLOW
AUBREY A MARLOWE JR DOMENICK J MAROCCO STEFAN MAROLICARU MELVIN E MAROON ASLAN WYATT MARPLES ABEL L MARQUEZ ANDRES MARQUEZ HIPOLITO MARQUEZ JAVIER MARQUEZ JOSE ANTHONY MARQUEZ JULLIAN MARQUEZ RODRIGO MARQUEZ III
ALAN MOISES GONZALEZ MARQUEZ GILBERTO MARQUEZ CHAVARRIA ALDO MARQUEZ GARZA LUIS RAMON MARQUEZ MORENO RODDY A MARRACCINI RONALD E MARRIER ANDREA DEL ROSARIO MARROQUIN REGINALDO MARROQUIN RUBEN JESUS MARROQUIN SAM D MARROQUIN
VICTOR E MARROQUIN GUSTAVO A MARROQUIN OZUL BRIAN MARRS CLAUDIA MARRUFO JOSE MARRUFO ROGER MARSDEN BRYON S MARSH CHRISTIAN MATTHEW MARSH JAMIE COLT MARSH JOHN MARSH JOSEPH FRANKLIN MARSH LAMONT PHER MARSH RICHARD WESLEY MARSH
RODNEY D MARSH RONALD L MARSH ZACHARY RILEY MARSH ANTONIO R MARSHALL BRENT MARSHALL CHRISTIAN ALEXANDER MARSHALL DAVID ANDREW MARSHALL DOUG MARSHALL EARL J MARSHALL GREGORY J MARSHALL JACOB HENRY MARSHALL JAMES EDWARD MARSHALL
JAMES RICHARD MARSHALL JAYNA DALE MARSHALL JESS P MARSHALL KYLE A MARSHALL LOUISE MARSHALL MATTHEW MARSHALL NATHAN P MARSHALL NICHOLAS P MARSHALL PAUL J MARSHALL RICHARD WILLIAM MARSHALL SCOTT MARSHALL SHANA ANN MARSHALL
TAMALA SHANAE MARSHALL TERRY L MARSHALL TREVOR LANE MARSHALL VINCENT D MARSHALL ZACHARY TY MARSHALL ZACK MARSHALL JASON MARSON TANYA MARSON CARSON MARTELL JOSH MARTELL AUSTIN DANIEL MARTENS CHASE S MARTENS JORDAN MARTI KIM R MARTI
SARAH A MARTI AARON MARTIN AARON ARTHUR MARTIN BRANDON MARTIN BRIAN KEITH MARTIN BRUCE D MARTIN II BRYAN D MARTIN CAMERON J MARTIN CARL M MARTIN CHRISTOPHER D MARTIN CHRISTOPHER W MARTIN CLIFFORD MARTIN DAVID A MARTIN DAVID R MARTIN
DEAN MARTIN DEVIN EDWARD MARTIN DONALD E MARTIN JR DONNA B MARTIN EDWARD MARTIN ELI WAYNE MARTIN ELISA MARTIN ERIC SEAN MARTIN ETHAN-MIKEL OZZY MARTIN FORREST DANIEL MARTIN GLENN EDWARD MARTIN GRANT WARREN MARTIN HENRY LEE MARTIN
HUNTER BRUCE MARTIN JACOB WILLIAM MARTIN JAMES AUBREY MARTIN II JAMES B MARTIN JAMES D MARTIN JR JAMES ERNEST MARTIN JEFFERY W MARTIN JEFFREY R MARTIN JOEY E MARTIN JOHN AARON MARTIN JOHN C MARTIN JONATHAN AUSTIN MARTIN JORDAN MARTIN
JOSEPH JOHN MARTIN JOSHUA ANDREW MARTIN JUDY LYLE MARTIN KATHY DUPREY MARTIN KAYDEN BRENT MARTIN KENNETH BRADLEY MARTIN KENNETH R MARTIN KENTRELLE LAVELLE MARTIN LAURA MARTIN LEROY MARTIN LESLIE MIKELLE MARTIN MARCUS DEWONE MARTIN
MARCUS VERNON MARTIN II MATTHEW CHRISTOPHER MARTIN MICHAEL MARTIN MICHAEL A MARTIN MICHAEL S MARTIN NICHOLAS WILLIAM MARTIN NICKOLAS PW MARTIN NOAH MARTIN OCTAVIA LASHAWN MARTIN RICHARD L MARTIN RICHARD V MARTIN RIVERS ALLEN MARTIN
RYAN L MARTIN SCOTT W MARTIN SEAN LAMAR MARTIN STEVEN E MARTIN STEVEN M MARTIN STEVEN SAMUEL MARTIN THOMAS L MARTIN TODD EVERETTE MARTIN WILLIAM THOMAS EUGENE MARTIN ANDRES CASILLAS MARTIN JOSE JAIME MARTIN DEL CAMPO
ANTONIO MARTIN SANCHEZ RIVERA ADAM BLAKE MARTINDALE DEBBIE MARTINEAU LEIGH-ANNE MARTINELLO AGUSTIN H MARTINEZ ALEXANDRIA MARTINEZ ALONSO CONTRERAS MARTINEZ ALVARO MARTINEZ ANGEL J MARTINEZ ANTHONY MARTINEZ ANTONIO R MARTINEZ
ANTONY MARTINEZ ARMANDO MARTINEZ AUSTIN PATRICK MARTINEZ BRITTANY BREANNE MARTINEZ CHARLES D MARTINEZ CHERRY CUEVA MARTINEZ CHEVELLE MARTINEZ CONOR THOMAS MARTINEZ EDWIN MARTINEZ ERICA MARTINEZ ERICK J MARTINEZ FREDDIE MARTINEZ
GABRIEL MARTINEZ GABRIEL VINCENT MARTINEZ GILBERTO MARTINEZ GUSTAVO MARTINEZ GUSTAVO MIGUEL MARTINEZ JR HENRY MARTINEZ HERBERT MARTINEZ ISAIAH ANTONIO MARTINEZ IVANS MARTINEZ JASMINE MARTINEZ JEFFREY MARTINEZ JEREMY PAUL MARTINEZ
JESSICA M J MARTINEZ JESUS MARTINEZ JESUS ALBERTO MARTINEZ JOAQUIN MARTINEZ JOSE CHRISTIAN MARTINEZ JOSE MANUEL MARTINEZ JOSE MANUEL MARTINEZ JOSHUA D MARTINEZ JUAN MARTINEZ JUAN E MARTINEZ JUAN F MARTINEZ KC M MARTINEZ KENNY M MARTINEZ
LUIS G MARTINEZ MANUEL MARTINEZ MARIO MARTINEZ MARLON SALOME MARTINEZ MICHAEL M MARTINEZ MICHELLE LYNN MARTINEZ MIGUEL ENRIQUE MARTINEZ NICHOLAS LEE MARTINEZ NOE MARTINEZ OSCAR MARTINEZ OSCAR JAVIER MARTINEZ PAUL MARTINEZ PETER A MARTINEZ
RYAN MARTINEZ SAMIR A MARTINEZ SAUL MARTINEZ TOMMY MURRAY MARTINEZ WALTER M MARTINEZ DAVID ALEJANDRO MARTÍNEZ FABIAN MARTÍNEZ JUAN PABLO MARTÍNEZ MARIO ANTONIO MARTÍNEZ VICTOR HUGO MARTÍNEZ CARLOS ANDRES FRANCO MARTINEZ
CESAR PASTOR GONZALEZ MARTINEZ OMAR CHAVEZ MARTINEZ MARIO DANIEL MARTINEZ AGUILAR JOSE MANUEL MARTINEZ BARAJAS MAURICIO MARTINEZ BERNAL JOSE DE LA LUZ MARTINEZ CALZADA JOVANA LIZETTE MARTINEZ CHAVEZ OSVALDO MARTINEZ ESPARZA
JUAN PABLO MARTINEZ GONZALEZ ARTURO MARTINEZ HERNANDEZ CAROLINA MARTINEZ MEDINA MARVIN MARTINEZ MULATO LILIA PAULINA MARTINEZ NAVARRETE VALERY ROXANNA MARTINEZ NAVARRO J REYES MARTINEZ ORTEGA LIAM MARTINEZ PANIAGUA JUANA PAOLA MARTINEZ PEÑA
DAVID FELIPE MARTINEZ SANTAMARIA CRISTIAN RAFAEL MARTINEZ SANTOYO JOSE FRANCISCO MARTINEZ SERVIN FRANCISCO RAFAEL MARTINEZ TORRES MERLIN ROBERT MARTINEZ TURRIETTA JORGE ENRIQUE MARTINEZ VARONA FERNANDO JOAQUIN MARTINEZ ZAVALA
JOSE A MARTINEZ-GUADIANA MICHAEL R MARTINI ROBERT LUIS MARTINI JOSEPH SAMUEL MARTINO ARACELI P MARTINON ADEDAPO MARTINS ANTONIO MARTINS KATHRYN MARTINS PAUL MARTINS ERIC L MARTINSON RYAN MARTINSON IGOR NA MARTYNYUK ALINA MARUNTELU
BRADY L MARUSKA TODD M MARUSKA NAOFUMI MARUTA GANESH MARUTI KAMBLE ANDREW N MARVIN NATHAN JOSEPH MARVIN SHAWN DAVID MARVIN TRAVIS MARVIN CHRISTIAN R MARYOTT FRANCESCO MARZANO STEPHANIE LATISHA MARZETTE STEPHEN ANDREW MARZIALE
DAVID JOSEPH MASCARELLA II JOSEPH A MASCARO RICHARD AUGUST MASCHKE STEVEN DAVID MASCIARELLI DOMINIC FRANKLIN MASCOLO ABDULMEZAN I MASCORRO JAIDEN MICHAEL MASHBURN JOSEPH MASIH JOHN BRITTO MASILAMANI CARRIE MASON COREY MICHAEL MASON
DEAN MASON HARLEY DILAN GRANT MASON JOSEPH D MASON JOSHUA SCOTT MASON KAMBON MASON KIM M MASON LATASHA M MASON LIONEL ALAN MASON MARCEL A MASON REESE A MASON RYAN WILLIAM MASON SANTONIO M MASON STEPHEN W MASON
THOMAS ALEXANDER MASON ZACHARY ALLEN DANIEL MASON ADAM TARIK MASOOD ALFRED LEONARD MASSAAR LUIS MASSARO AMANDA LEEANN MASSEY BRADLEY MASSEY CHRISTOPHER A MASSEY DERRICK RAY MASSEY DUSTY LEE MASSEY JOSH TYLER MASSEY JUSTIN KYLE MASSEY
JUSTIN TYSON MASSEY KATY MARIE MASSEY MICKEY LYNN MASSEY OLIVIA JEANETTE MASSEY ROBERT ALEXANDER MASSEY III TAYLOR NICOLE MASSEY TOMMY L MASSEY ANDREW NATHAN MASSIE ZACHARY DANIEL MASSIE MARK C MASSIER AARON JAY MAST CODY M MAST
DAVID M MAST DENNIS ARDEN MAST JESSE W MAST LELAND ANDREW MAST JOHN MATTHEW MASTALERZ SHERRY MASTERS TODD A MASTERS ZACHARY TAYLOR MASTERS NOLEN TRENT MASTERSON BRIAN MASTON TERESA MARIE MASTOWSKI DAVID V MASTRANGELO MITCHELL R MASTRO
ALFREDO MATA JR JONATHAN NA MATA OSVALDO RICARDO MATA PAUL ORIEL MATA MA VERONICA MATA CONTRERAS ZACHARY MICHAEL MATASCI NEAL CORY MATCHETT JUANA MATEO DIEGO MENECIA MATEO PABLO FERN MATERNO RAMCHARAN MATHAI RAJ MATHAIAH
MOHAMED KAMEEM MATHAR MOHAMMED SETH ALAN MATHENEY GREGORY SCOTT MATHENY BRANDON MICHAEL MATHERLY ANDREW COLLIN MATHERNE BRIAN R MATHERS DARREN A MATHES DILLON JAMES MATHES ARUNPRASATH MATHESWARAN KEVIN HENRY MATHEWES
ANTHONY E MATHEWS BRADY MATHEWS CHARLES HOWARD MATHEWS SEBASTIEN MATHEWS SHAWN ALLEN MATHEWS CHRISTOPHER FREDERICK MATHEWSON KEVIN MATHIAS DAVID WAYNE MATHIS GLEN ALLEN MATHIS GREGORY E MATHIS KADREN SHOMARI MATHIS
KENNETH J MATHIS SR SAMUEL MATHIS SAMUEL LIVINGSTON MATHIS III ANGEL MATIAS MICHAEL D MATIOSCHAT JUDD MATKIN COREY ALLEN MATLOCK JAMES MATLOCK SCOTT L MATLOCK SCOTTIE D MATLOCK NATHAN SCOTT MATNEY JOEL C MATOS ADRIAN MATRAM KEITH WAYNE MATRY
JAMES MICHAEL MATSAGO BRANDON SCOTT MATSCHKE ANDREW DONALD MATSON JASON LEWIS MATSON MATTHEW MATSON KAZUHIRO MATSUMURA KEN MATSUOKA REYNA PABLO A MATTEI ADAM RUSSELL MATTEO BRENTON L MATTEO MICHAEL A MATTEO WYATT A MATTESON
JASON P MATTHES JUSTIN MATTHES ADAM MATTHEWS BILLY GENE MATTHEWS JR BRANDON MATTHEWS BRANDON JOSEPH MATTHEWS BRIAN K MATTHEWS BRYCE G MATTHEWS CHRISTOPHER SCOTT MATTHEWS DAULTON DRAKE MATTHEWS DAVID MATTHEWS EUGENE D MATTHEWS
JASON DOUGLAS MATTHEWS JESSICA BROOKE MATTHEWS JONATHAN H MATTHEWS JOSHUA KEITH MATTHEWS KAVEEN LETAIR MATTHEWS KENNETH E MATTHEWS MARK R MATTHEWS MICHAEL D MATTHEWS MICHAEL E MATTHEWS RYAN S MATTHEWS STEPHANIE R MATTHEWS
TERESA A MATTHEWS TRACY C MATTHEWS JARED THOMAS MATTINGLY MITCHELL D MATTINGLY KYLE MATTINSON TUCKER NED MATTINSON RICHARD D MATTISON JAROD STEPHEN MATTOCKS NORMAN B MATTOX JOSHUA D MATTSON BASSIM MATUK JAMES JOSEPH MATURA
JOSEPH J MATUSKA TAMMY MATUSZAK ALINA MATVIICHUK JEREMY MATWYKO RANDY MATWYKO MARY BETH MAU ZACHARY SAMUEL MAU COLBY ALAN MAUGHAN DALTON DUSTIN MAUGHAN SAMUEL ANDERSON MAUNEY RANDY K MAURER RUSSELL PAUL MAURER TOBIAS MAURICE
JOSE L MAURICIO ANTHONY P MAURITS ANNA E MAUSER ERIC JOEL MAVIS MARIO ANGELO MAX NATE M MAXEDON JAMES R MAXIM ANDREW S MAXWELL BRANDON J MAXWELL COLTON D MAXWELL DAVIS MAXWELL ERIC L MAXWELL JASON HEATH MAXWELL MICHAEL W MAXWELL
STEPHEN AUSTIN MAXWELL AUSTIN E MAY CRAIG M MAY DEXTER MAY DYLAN MICHAEL MAY JEREMY M MAY JOSEPH CHRISTOPHER MAY JUSTIN MAY KELVIN MAY KENNETH D MAY LUCAS JAMES MAY MATTHEW ALAN MAY NICOLE CHRISTINE MAY SCOTT A MAY AGUSTIN GRANADOS MAYA
CHRISTOFER RYAN MAYBERRY JAMES WILLIAM LEE MAYBERRY MARLON C MAYBERRY STEVIN MITCHELL MAYBERRY THOMAS C MAYBERRY MIGUEL N MAYE LAUREN J MAYER MATHEW M MAYER JULIAN L MAYERS YORNAY MAYETA ADAM JOSEPH MAYFIELD CARLOS DAMON MAYFIELD
MICHAEL MAYHALL CHRISTOPHER K MAYNARD ROGER OWEN MAYNARD WILLIAM C MAYNARD ELIJAH P MAYO KENNETH GARRET MAYO JAKE MAYORCA HECTOR F MAYORGA ALAN RAY MAYOTTE PAUL THOMAS MAYR AMORY TODD MAYS CALEB TUCKER MAYS CARSON DOWLING MAYS
CHRISTOPHER MAYS DELROY LAMONT MAYS GEORGE MICHAEL MAYS HERB MAYS JAMES STEVEN-ANDREW MAYS JOHN M MAYS JOSEPH DALE MAYS KENNETH L MAYS MICHAEL RYAN MAYS ROBERT JOSEPH MAYS WILLIAM TODD MAYS CODY C MAYSE JOHN C MAYTON KEVIN B MAYTUM
DANIEL M MAZILE MORGAN BRADLEY MAZON ROBERT LEE MAZONE JR DEBJYOTI MAZUMDAR DYLAN MAZUREN LOIS M MAZZARESE MICHAEL PAUL MAZZILLO CONSTANCE LEE MCADAMS TY ALDEN MCADAMS KEEGAN MCADOO KEVIN GRANT MCADOO ERIC D MCADORY CORY LEE MCALISTER
JUSTIN ROBERT MCALISTER CLAYTON C MCALLISTER DAVID LEE MCALLISTER JAMES D MCALLISTER JAMES PATRICK MCALLISTER IV JEREMY T MCALLISTER JUSTIN W MCALLISTER KAYLA MCALLISTER THOMAS BLAKE MCALLISTER TRACI MCALLISTER JAMES MCALPINE KYLE MCALPINE
NOAH MCALPINE QUINN MCALPINE STEVEN MICHAEL MCALPINE KIM ELAINE MCANULTY MICHAEL BRUCE MCARTHUR RAYFORD J MCATEER THOMAS M MCAULIFFE JR CHADWICK TYLER MCBAY ANTHONY GEORGE MCBRAYER GREG B MCBRAYER JERRY K MCBRAYER BRADY MCBRIDE
D BLAKE MCBRIDE JACOB N MCBRIDE JASON DAVID MCBRIDE JEFFREY D MCBRIDE JOHN J MCBRIDE JON KENT MCBRIDE MATTHEW MCBRIDE ROGER BRENT MCBRIDE STEPHANIE MCBRIDE WESLEY LANE MCBRIDE TREVOR DALE MCBROOM PAMELA K MCBROOME JAMES J MCCABE
KASON LUTHER MCCAFFERTY ELIZABETH CHRISTINA MCCAFFREY TYLER ANTHONY MCCAIG BRADY R MCCAIN JOHN L MCCAIN SHANG JAMAR MCCAIN WESLEY MCCAIN KEVIN E MCCALEB DALTON MICHAEL MCCALISTER CHRISTOPHER MCCALL DAMIN D MCCALL DEVIN D MCCALL
JAMAAL ATIBA MCCALL JAMES T MCCALL SR JORDAN MCCALL MARCUS MCCALL SHAWNTEZ SHAQUAIWN MCCALL EDWARD A MCCALLIE KEITH ALAN MCCALLISTER SALLY A MCCALLUM JOHN CHADWICK MCCALPIN DONNIE W MCCAMMON JR MOLLY CATHERINE MCCAMMON
DARRIN J MCCANDLESS LOGAN MICHAEL MCCANDLESS TYLER J MCCANDLESS WILLIAM R MCCANDLESS DAVID JOSEPH MCCANN STEPHEN A MCCANN JAMES H MCCANTS JOEY S MCCANTS SETH A MCCANTS TIFFANY B MCCANTS CHRISTOPHER TONY MCCARDLE LARRY B MCCARDLE
ROBERT LEE MCCARDLE KYLE MCCARRON MATTHEW C MCCART JAMES WALKER MCCARTHY KYLE MCCARTHY TRAVIS MCCARTHY ASHTON MCCARTNEY JAMES MCCARTNEY JOHN WILLIAM MCCARTY JR MICHAEL THOMAS MCCARTY JUSTIN JEMAL MCCAULEY LACHLAN PATRICK MCCAULEY
ROBERT M MCCAULEY TINA MCCAULEY TIMOTHY J MCCAVIT AIRIKA MCCLAFFERTY HUNTER MCCLAIN JOSHUA PAUL MCCLAIN PARKER KEITH MCCLAIN ROBERT MCCLAIN RYAN A MCCLAIN SCOTT DALE MCCLAIN GREGORY SCOTT MCCLAMROCH GILBERT MCCLATCHIE
JOSEPH AARON MCCLATCHY KYLE CHRISTOPHER MCCLEARY MATTHEW RAY MCCLEASE CASEY B MCCLELLAN CURTIS MCCLELLAN JASON L MCCLELLAN JEREMY C MCCLELLAN KALEB MCCLELLAN KEVIN R MCCLELLAN VERDARIUS CORDELL MCCLELLAN ANDREW MCCLELLAND
KELVIN D MCCLENDON MYLES A MCCLERNAN BLAKE ALLEN MCCLISH JUSTIN DOUGLAS MCCLISH THAD JACOB MCCLONE MATTHEW MCCLOSKEY ASHLEY MCCLOUD JACK MCCLOUD RANDALL J MCCLOUD BLAKE CONNOR MCCLUNG WILLIAM E MCCLUNG CONNOR RAYNE MCCLURE
JACOB W MCCLURE JESSE R MCCLURE KAVIN ROGER MCCLURE MARK L MCCLURE STACIE ANN MCCLURE BESS MCCOLLESTER JOHN ANDREW MCCOLLEY CALVIN D MCCOLLOM GARY DARNELL MCCOLLUM JASON E MCCOLLUM JUSTIN K MCCOLLUM MARK E MCCOLLUM HUGH R MCCOMAS
JAMES P MCCOMB RILEY MCCOMB CHRISTOPHER MCCOMBER IAN MCCONNELL JOSHUA LEWIS MCCONNELL KYLE MCCONNELL MATTHEW THOMAS MCCONNELL MICHAEL JOSEPH MCCONNELL PATRICK MICHAEL MCCONNELL SHANNON FORTIS MCCONNELL TYLER ANDREW MCCONNELL
WILLIAM K MCCONNELL STEVEN JAMES MCCONVILLE KELSON DARYL MCCOOL RANDY CHRIS MCCOOL LYNN MCCORD MARK D MCCORD WESTIN RAYNE MCCORD CHARLES W MCCORKLE JASON R MCCORKLE LEAH R MCCORKLE MICHAEL SHAWN MCCORMACK ERIC TERENCE MCCORMICK
JASON A MCCORMICK JASON L MCCORMICK RANDY R MCCORMICK REECE T MCCORMICK ROBERT G MCCORMICK ROBERT K MCCORMICK SHANE MCCORMICK GRANT MCCORRISTER NICHOLAS GRIMSLEY MCCOWAN NINECA SHERREL MCCOWAN BRIAN MCCOY CHRISTOPHER MATTHEW MCCOY
CORBIN JACOB MCCOY DARIUS DEANDRE MCCOY ETHAN MICHAEL MCCOY HENRY B MCCOY III JAMES MCCOY JOEY MCCOY MARK N MCCOY MICHAEL GUY MCCOY MIRANDA FAITH MCCOY NATHANIEL J MCCOY RICHARD L MCCOY ROBERT LOUZERNE MCCOY SHELDON MCCOY
THOMAS RAY MCCOY WILLIAM B MCCOY KENNETH C MCCRACKEN MICHAEL JOHN MCCRACKEN II MICHAEL ROBERT MCCRACKIN STEVLEN JOSEPH MCCRANEY BRANDON D MCCRARY DANIEL B MCCRARY JARED MCCRARY MICHAEL S MCCRAVEY MICHAEL JUDSON MCCRAY
LAUREN WINTER MCCREA CHRISTOPHER JOSEPH MCCREARY KERRY JASON MCCREE MEGAN MARIE MCCREERY ERNEST LEE MCCRELESS ARTHUR JAMES MARK MCCRORY SEAN MCCRORY ERIC R MCCROSKEY KENNETH W MCCRUTER LLOYD L MCCUBBIN CHARLES ANDREW MCCUISTON
AIRREON JAMAR MCCULLOCH JAMES MCCULLOCH MYRON A MCCULLOCH ALEX ALEXIS MCCULLOUGH ALICIA KRISTIN MCCULLOUGH BRADFORD L MCCULLOUGH DUANE CHRISTIAN MCCULLOUGH KEITH L MCCULLOUGH LILLIE FRANCES MCCULLOUGH ROBERTA MCCULLOUGH
SHATERRION JAMAR MCCULLOUGH STEPHEN C MCCULLOUGH JENKINS DUANE MCCULLUM LATISHA MARIE MCCULLUM CRAIG I MCCULLY BRANDON ALLEN RAY MCCUNE DANIEL ALEXANDER MCCURDY CHRISTOPHER J MCCURLEY BEN THOMAS MCCURRY JONATHAN MCCURRY
CHRISTOPHER E MCCUTCHEN ADAM MCCUTCHEON JOHN ANDREW MCCUTCHEON JOHN W MCCUTCHEON ERIC EUGENE MCDADE MICHAEL JOHN MCDADE SEAN MCDADE ALBERT D MCDANIEL ALBERT DEAN MCDANIEL JR ANDREW COLLIN MCDANIEL CODY DEAN MCDANIEL MAIA MCDANIEL
PETER MATTHEW MCDANIEL QUINCY L MCDANIEL SETH WAYNE MCDANIEL TERI MCDANIEL THOMAS M MCDANIEL TYNA MCDANIEL KENNETH D MCDANIELS III GLENN ERIC MCDAY KELLY KIERRA MCDAY CODY M MCDERMOTT STEVEN T MCDERMOTT TIMOTHY JAY MCDOLE ABBY MCDONALD
ALEXANDER JAMES MCDONALD BARBARA MCDONALD BLAINE R MCDONALD BRENT S MCDONALD CAITLYN RAE MCDONALD CODY MCDONALD DASHAWN MCDONALD EDWARD K MCDONALD HUNTER MCDONALD IV JACOB MCDONALD JACOB ELLIOTT MCDONALD JAMES K MCDONALD
JAMES P MCDONALD JAMES R MCDONALD JR JEFFREY ALLEN MCDONALD JENNIFER LYNN MCDONALD JOSEPH LARRY MCDONALD JOSHUA MCDONALD MITCHELL MCDONALD RYAN MCDONALD SEAN M MCDONALD JR SHAWN MCDONALD TODD D MCDONALD FRANK MCDOUGAL
TONQUEZ TONY MCDOUGAL JOSEPH DONALD MCDOUGALD RYAN EDWARD MCDOUGALD BRENDAN DEAN MCDOWELL KENNARD LEANDUS MCDOWELL JR TRACY L MCDUFFY ROBERT C MCEACHERN JONATHAN L MCEACHIN SR JORDAN J MCEACHIN STEPHEN G MCELHANON
MARK EARL MCELHINNEY GARY MCELRATH BRIAN W MCELROY MARTEZ ATREL MCELROY RILEY MCELROY STEVEN L MCELROY DAWN C MCELVEEN WILLIAM R MCELVEEN JUSTICE TYLOR MCELWEE KRISTOFFER CARSON MCELWRATH JAMES J MCELYEA LUKUS BLAKE MCELYEA
MARTY DEWAYNE MCELYEA BRADLEY J MCENDRE ANNETTE M MCENERNEY CLAUDE MCFADDEN JOHN J MCFADDEN IV KENNETH DION MCFADDEN STEPHANIE ANN MCFADDEN CAMERON R MCFALL SHANNA M MCFALL JOSHUA MICHAEL MCFALLS JEREMY MCFARLAND
JOHNATHON WAYNE MCFARLAND MALCOLM JOEL MCFARLAND ROBIN BRADLEY MCFARLAND TIMOTHY MCFARLAND RORY LAYNE MCFARLANE NICHOLAS MCFATRIDGE JOSEPH ROBERT MCFERREN JOSHUA MCGAHAN MACKINLEY R MCGARRY NICHOLAS JAMES MCGARVEY
NATHAN G MCGAUGHEY RYAN D MCGAUGHEY ANDREW MCGEE CHRISTOPHER WAYNE MCGEE COURTNEY J MCGEE JALEN JOSEPH MCGEE JAMES CASH MCGEE LUCAS CAINE MCGEE MARK JACOB MCGEE MEGAN MICHELLE MCGEE STEPHEN C MCGEE TEVIN MONTREY MCGEE
TIMOTHY A MCGEE TRISTEN LYNN MCGEE WALTER T MCGEE WILLIAM MATTHEW MCGEE MICHAEL E MCGEORGE CHRISTOPHER JAMES MCGHEE DANIEL RYAN MCGHEE RICKY D MCGHEE STACY MCGHEE DARIK MICHAEL MCGILL KATIE MICHELLE MCGILLEM ZACHARY MCGILLIS
JACOB KOLE MCGINLEY DACIA D MCGINNESS ALEC MCGINNIS KENDERICK R MCGIRT COLTON H MCGOUGH DANIEL L MCGOWAN JADEN DON MCGOWAN JAMIE M MCGOWAN KYLE A MCGOWAN MICHAEL W MCGOWAN CLARENCE RUSSELL MCGRANAHAN CLAUDE E MCGRANAHAN
DUSTIN EDWARD MCGRANAHAN AIDAN MCGRATH MARTIN MCGRATH SCOTT MICHAEL MCGRATH ANDREW T MCGRAW ROBERT HOLLADAY MCGRAW RONALD A MCGRAW CHAD D MCGREGOR HUNTER JOHN MCGREGOR JENNIFER L MCGREGOR RUSSEL LEE ANDREW MCGREGOR
TRENTIN SETH MCGREGOR CHASITY ANDREA MCGRIFF JOHNNY F MCGRIFF SEAN EDWARD MCGUIGGAN AMANDA N MCGUIRE BRIAN A MCGUIRE BRUCE MCGUIRE DAIMIEN D P MCGUIRE JEFFERY S MCGUIRE JON MICHAEL MCGUIRE LATHAN ARISTOTLE MCGUIRE ROBERT ALLAN MCGUIRE JR
SHANE P MCGUIRE STEPHEN E MCGUIRE TYLER FORREST MCGUIRE MICHAEL BRANDON MCGUIRT JOHN H MCHALFFEY CLINTON A MCHAN LARRY MCHARGUE ROBERT B MCHARGUE ANTHONY MCHUGH KEVIN MCHUGH JOHN MCINALLY HART MCINERNEY CORY P MCINTOSH
DAVID LEE MCINTOSH LINDSAY A MCINTOSH JAIME LEA MCINTYRE JANET L MCINTYRE BRANDON MCINVILLE JOSEPH P MCINVILLE JUSTIN R MCINVILLE COREY J MCKAY JONATHAN DEAN MCKAY MARK STEVEN MCKAY RALPH E MCKAY RANDI N MCKAY SAMUEL LEVI MCKAY
SCOTT T MCKEAN HEIDI ELIZABETH MCKEE JACOB ROSS MCKEE JEREMY R MCKEE ZACHERY DEAN MCKEE MICHAEL E MCKEEN EUGENE TOMS MCKEIVER CHRISTOPHER THOMAS MCKELLAR CHRISTOPHER O MCKELVEY OWEN GAGE MCKELVEY ELLEN J MCKENNA CAMERON SHAWN MCKENNEY
KOREY DEAN MCKENNEY ANTHONY DWAYNE MCKENZIE CASEY SCOTT MCKENZIE DAVID JAMES MCKENZIE GERALD R MCKENZIE IAN MCKENZIE JOHNATHAN WILLIAM MCKENZIE KERSHAN MCKENZIE ORNIN L MCKENZIE JR PAUL J MCKENZIE ROBERT GAGE MCKENZIE
SARAH ELIZABETH MCKENZIE SKYLER ARON MCKENZIE TYLER LANE MCKENZIE WALKER LEVI MCKENZIE ADAM CASH MCKEON JEREMY R MCKEOWN JOSEPH T MCKERNAN PATRICK D MCKERNAN JENNIFER R MCKIBBEN DAVID C MCKINLEY CHAD R MCKINNEY CURTIS CESTIS BRENT MCKINNEY
JACOB LEE MCKINNEY JADA JAZAY MCKINNEY JEREMY MCKINNEY JUDY MCKINNEY JULIE ANN MCKINNEY JUSTIN MCKINNEY STEPHEN MCKINNEY THOMAS K MCKINNEY LARRY MCKINNIE CRYSTAL LASHAWN MCKINNON ROBERT BRIAN MCKINNON CHRISTOPHER A MCKINSEY
JOHN MCKINVEN KYLE MCKINVEN DANIEL LEE MCKITRICK BENNETT R MCKITTRICK JAMES V MCKNIGHT JODY B MCKNIGHT JOHNATHON THOMAS MCKNIGHT JR JUSTIN RODNEY MCKNIGHT LARRY ALAN MCKNIGHT JR MICKEL T MCKNIGHT PEGGY MCKNIGHT RICHARD MCKNIGHT
STEVEN W MCKNIGHT TYLER MCKOWN TIMOTHY CHARLES MCKUHEN SHAWN MCLACHLAN GAIL S MCLAIN TONY LEE MCLAIN TRACE CAMERON MCLAIN JAMES E MCLAMB JEFFREY WARREN MCLAMB DILLON J MCLANE STACIE MCLAREN BETH A MCLAUGHLAN-SEAVER
CHRISTOPHER J MCLAUGHLIN CORY MCLAUGHLIN DUSTIN K MCLAUGHLIN KAILIN MICHELLE MCLAUGHLIN MATTHEW SEAN MCLAUGHLIN NATHANIEL R MCLAUGHLIN PAUL A MCLAUGHLIN WILLIE MCLAUGHLIN ALASDAIR R MCLEAN FLINT MCLEAN JOSEPH G MCLEAN JR
LANCE CRABLE MCLEAN MELISSA S MCLEAN ROVAUHN KASEY MCLEAN TAMEKA LASHAWNDA MCLEAN OTIS MCLEARY ANDREW ROBERT MCLEES MEGAN A MCLEES JOHN MCLELLAND ANTHONY CHASE MCLEMORE CARTER GAYNOM MCLEMORE MATT RUSSELL MCLENON
ALAN BRANDON MCLEOD JARRETT NELSON MCLEOD JOHNNY L MCLEOD JR MICHAEL EDWARD MCLEOD STEPHEN G MCLEOD NICHOLAS G MCLEROY NICHOLAS TALON MCLEROY AMBER JOYCE NICHOLS MCMAHAN TYLER PATRICK MCMAHAN JAMIE J MCMAHON SEAN THOMAS MCMAHON
JESSICA A MCMANIGAL DRAKELAND REES MCMANUS EUGENE MCMANUS MITCHELL MCMANUS ROBERT MCMANUS SCOTT MCMANUS TAMRON EUGENE MCMANUS WYATT AUSTIN MCMANUS DAVID C MCMEANS ADAM K MCMELLON BRANDON EARL MCMELLON SEAN LARRY MCMICHAEL
WILLIAM JOHN MCMICHAEL FOSTER LOGAN MCMILLAN JONAS J MCMILLAN JOSHUA FRANKLIN MCMILLAN JARRED R MCMILLEN COREY D MCMILLIN GRAYSON DEAN MCMILLIN ALLEN SCOTT MCMILLON HALEY MCMINN DAKEDRICK LAVARCELL MCMORRIS KEIWAUN J MCMORRIS
MARC JOSEPH MCMULLEN CRYSTAL MCMURRAY DALE A MCMURRY DAVID W MCMURRY PHILIP JUSTIN MCMURRY CAITLIN ELISABETH MCMURTRY MITCHELL MCNAB JASON MCNABB KELLY S MCNABB DELANO MCNAIR JAMES CHRISTOPHER MCNAIR MATTHEW PAUL MCNAIR
JOHN ADAMS MCNAIRY III JAIME MCNALL THERESA MCNALL HARRY J MCNALLY DAVID M MCNEAL THEODORE R MCNEAL III BRUCE MCNEELY LISA C MCNEELY ELIZABETH STURTZ MCNEESE CAMERON JAMES MCNEIL MARK W MCNEIL SHATERRIA MCNEIL ALYSSA MARIE MCNEILL
AUDREY MARIE MCNEILL CADE BRANDON MCNEILL ANTONIA D MCNEISH JACKIE DEAN MCNUTT JOSEPH H MCNUTT TIMOTHY TYLER MCNUTT PATRICK J MCPEAK ANDREW CHARLES MCPHERSON BRET MCPHERSON GRACIE LEA MCPHERSON LANDON MCPHERSON STEPHEN MCQUAIG
JACOB S MCQUAIN STACEY LYNNE MCQUAY GREGORY MCQUEEN HEIDI UNDERHILL MCQUEEN JAMES ROBERT MCQUEEN MELVINA MONTRESE MCQUEEN JOHN MCRAE RODNEY P MCRAE ZAKIYA MOROWA MCRAE JEREMY L MCROBERTS RICHARD WALLACE MCROY GLEN MCSHANE
JEFFREY S MCSWAIN JACOB ALDEN MCSWANE RUSSELL D MCSWANE COREY MCTIGRIT LOGAN CHASE MCVAY ANDREW MCVEY MICHAEL J MCVICKER GUY MCWATT MATTHEW D MCWHIRTER TERRY J MCWHORTER DANIEL JORDAN MCWILLIAMS DEBRA KAY MCWILLIAMS
LARRY DEAN MCWILLIAMS JR RAVEN NYCOLE MCZEAL ANTHONY BRUCE MEAD JR SHAWN M MEAD DESIREE MICHELLE MEADE KEVIN MEADE MICHAEL K MEADE PHILIP LEE MEADE CAMERON JOSEPH MEADOR CHRIS ALLEN MEADOR COBY LEE MEADOR MICHAEL SHANE MEADOR
PHILLIP G MEADOR ROBERT JOSEPH MEADOR CHRISTOPHER BLAKE MEADOWS CHRISTOPHER BRIAN MEADOWS GUNNER S MEADOWS JAMES MEADOWS JASON S MEADOWS JOSEPH DAKOTA MEADOWS JOSHUA W MEADOWS KYLE SCOTT MEADOWS LAWRENCE RANDAL MEADOWS
LOGAN CURTIS MEADOWS SHANE DOUGLAS MEADOWS ISRAEL I MEAGHER JOEL MEAGHER LINDA RINA MEAN BRANDON C MEANS CAMRON C MEANS JAMES WILLIAM MEANS TROY J MEANS EVAN RILEY MEARS STAN L MEARS JESSICA YVETTE MECHAM JOSEPH MECHAM MITCHELL MEDAK
ANN M MEDDINGS JEFFREY N MEDDINGS MASON MEDEIROS RANDY MEDEIROS SIMON S MEDEL COURTNEY MEDFORD JEFFREY D MEDFORD CESAR MEDINA CHRIS MEDINA CINDY MEDINA EDUARDO MEDINA ESTEBAN MEDINA MARIA I MEDINA MICHAEL L MEDINA PATRICIO MEDINA
RAE JEAN MEDINA RAYMOND RICHARD MEDINA SALOMON CAMPOS MEDINA CINTHIA NOEMI MEDINA ALMANZA CRESCENCIO MEDINA DELGADILLO LUIS MEDINA GONZALEZ LUIS FELIPE MEDINA MAGALLANES JUAN MEDINA MONTIJO MARK MEDLER ADAM KEITH MEDLEY CORY J MEDLEY
JOSHUA PAUL MEDLEY RACHEL LINDSEY MEDLEY DALTON GENE MEDLIN JAMES CURTIS MEDLIN JAMES W MEDLIN JONATHAN MEDLIN SARAH MEDLIN SEAN MEDNIKOW LUIS GERARDO MEDRANO LUIS GERARDO MEDRANO OSCAR ALEXANDER MEDRANO BROCK W MEECE
JERRAD LOUIS MEECE FRANCINE T MEEHAN TODD A MEEHAN JAMES COLTON MEEK NOAH JOHN MEEKER BRADLEY DEAN MEEKS BRODY LEE MEEKS CHRISTOPHER SHANE MEEKS DUSTIN MEEKS MICHAEL J MEEKS NEHA NA MEENA MUTHUKUMAR MEENAKSHISUNDARAM JOSHUA H MEFFORD
KERRY L MEFFORD LANDON M MEFFORD LONNIE D MEFFORD STEPHANIE D MEFFORD DONOVAN DERIC MEGERLE LEON M MEGGETT LATONYA MEGGINSON JOHN AUSTIN MEGGS STEVEN C MEGGS MATTHEW S MEGYESE TODD P MEHL DANIEL J MEHLENBACHER BRAD MEHRHOFF
CASSIDY RENEE MEIER EDDIE MEIER JOSHUA ALAN MEIER MATTHEW J MEIER JARED MEINECKE MARCUS A MEINER DAVID W MEINHARDT BARTEL J MEIS BRODY RAY MEIS TREY MICHAEL MEIS NICHOLAS MEISBERGER JEFF A MEIXSELL JONATHAN MEJIA TOBY N MEJIA ERICK MEJIA SALAS
STEVEN ANDREW MELANCON CHRISTOPHER MELCHER KEEGAN R MELCHER RILEY JOSEPH MELCHER ASHLEY N MELCHOR JORGE A MELENA EMERSON MELENDEZ JESUS DANIEL MELENDEZ MANUEL GUALBERTO MELENDEZ CRISTIAN JAYCEL MELENDEZ BLANCH KURT MELERO
DIANE M MELESIO JOHN S MELITOS MICHAEL A MELKUS RAMON ALIGI MELLA CHRISTOPHER L MELLER QUENTIN MCCANN MELLETT KENT A MELLO ROBERT CANON MELLOTT RONALD J MELLOTT MARK J MELNICK CELERINO C MELO GABRIEL MELOCHE ANDREW MCCOY MELSON
ANTHONY W MELTON BILLY ANDREW MELTON JR GERAD ALLEN MELTON JAMES DAVID MELTON III JAMISON GREGORY MELTON KYLE W MELTON MATTHEW MELTON MICHAEL M MELTON NICHOLAS MELTON CHRISTOPHER DALE MELVIN TYLER MIKEL MELVIN JUAN M MENA TRACEY LYNN MENA
KRISTOPHER CHASE MENASCO EMMA MENCHACA CHRISTOPHER MENDENHALL HEITOR MENDES ANDREW DAVID MENDEZ BENJAMIN MENDEZ CHRISTIAN MICHAEL MENDEZ ELVIN R MENDEZ HUGO ANTONIO MENDEZ IVAN MENDEZ JOSE U MENDEZ JUAN JOSE MENDEZ MAGDALENO MENDEZ
MOISES MENDEZ NICOLE MENDEZ RAFAEL RUIZ MENDEZ URIEL MENDEZ VICTORIA JEANETTE MENDEZ CHRISTOPHER GIOVANNI RAMIREZ MENDEZ MITZI SELENE HERNANDEZ MENDEZ ROSA ISELA LOPEZ MENDEZ JUAN FRANCISCO MENDEZ CONTRERAS BLANCA ESTELA MENDEZ HERRERA
JAVIER MENDEZ MARTIN JORGE ALEJANDRO MENDEZ MARTINEZ MANUEL MENDIVIL ALMEIDA Y MENDOZA CARLOS IGNACIO MENDOZA CECELIA D MENDOZA CRISTIAN ROLANDO MENDOZA DIONEL MENDOZA ESTELA MENDOZA FRANCISCO JUNIOR MENDOZA GUSTAVO MENDOZA
HARVING MENDOZA JOSE D MENDOZA LEE JORDAN MENDOZA LUIS MENDOZA MARCEL R MENDOZA MAYRA MENDOZA NOLBERTO MENDOZA ORLANDO MENDOZA OSWALDO MENDOZA RICARDO MENDOZA VICTOR JESUS MENDOZA FRANCISCO ALEJANDRO GONZALEZ MENDOZA
JOSE DAVID IBARRA MENDOZA JUAN EDUARDO ARROYO MENDOZA MARCO ANTONIO MENDOZA ARAIZA ADRIAN ALDAHIR MENDOZA JUAREZ URIEL MENDOZA MORALES JOSE IGNACIO MENDOZA MURILLO LUIS MARTIN MENDOZA SANCHEZ AARON J MENEFEE LORA MENEGAZZO
CHRIS J MENEZES RICARDO MENEZES ROBERTO MENEZES VICTOR MENEZES AARON C MENKE WILLIAM BLAKE MENNES MATTHEW D MENSCER TRAVIS JAMES MENTER MATTHEW P MENZENBERG JUSTIN MENZIES ABEL DANIEL MERCADO JOSE ANIBAL MERCADO SAUL ELIOBERTO MERCADO
SANDRA MERCADO BURGOS KESHIA I MERCADO SAMUEL LINDA MERCANTE JOSHUA A MERCEDE BRIAN D MERCER CHRISTOPHER M MERCER FREDERICK MONROE MERCER JAMES MERCER JUSTIN DAVID MERCER KIMBERLY ANN MERCER RODNEY TY MERCER CHAD E MERCHANT
CODY T MERCHANT DONALD E MERCHANT RYAN PAUL MERCIER MOLLY B MERCURIO BRANDON L MEREDITH DERREL J MEREDITH JAMES THOMAS MEREDITH JAYNE CAROL MEREDITH LEVI JEFFREY MEREDITH MATTHEW JAMES MEREDITH SCOTT G MEREDITH STACEY MEREDITH
TRACEY MEREDITH MICHAEL W MERIDA HERMANE MERINE FRANCISCO ALONSO MERINO BENJAMIN JAMES MERJA BRETT ALLEN MERKEL TYLER MERLIN GERD MERLING DANIEL J MERONEY AMANDA MERRICK JASON LEE MERRICK CLAYTON PATRICK MERRIGAN ANDREW LEE MERRILL
CORY T MERRILL DONALD PAIGE MERRILL JUSTIN ROBERT MERRILL KRISANNE MERRILL MATTHEW C MERRILL RICKY LEE MERRILL ANTHONY MITCHELL MERRIMAN JOHN W MERRIMAN PHILLIP J MERRIMAN JOSEPH WILLIAM MERRITT KAIG MERRITT KANDEE M MERRITT
ROBERT DECLAN MERRITT FINLEY H MERRY HUDSON H MERRY BILLY L MERRYMAN BOBBY JOE MERRYMAN II MATTHEW JAMES MERRYMAN RYAN MERSEY ROBERT ALLEN MERSHON ERIC M MERTES MADISON NICHOLE MERTES JEREMY F MERTINK BILLY RAY MERTZ II RYAN TESSIER MERZ
SCOTT P MESSENGER MATTHEW DAVID MESSER MICHAEL A MESSER ZACHARY MESSERSCHMIDT GABRIELE A MESSINA ETHAN MEST STEVEN G MESZAROS FREDRICK CHARLES METCALF RACHAEL A METCALF MICHAEL OWEN METER DONALD METHVIN ALAN T METSKER
SARAH RENEE METSKER DREW DANIEL METZ JOSHUA METZ NICHOLAS MEULER LANDON WESLEY MEULI JOSEPH M MEURET STEPHEN JAMES MEURET ANDREW RICHARD MEWBORN ZACHARY LEE MEWBOURN KODY W MEWIS ABRAHAM J MEYER ADAM MICHAEL MEYER
BRADY MICHAEL MEYER CAMERON J MEYER CLINTON G MEYER ERIC L MEYER JASON MEYER KEITH T MEYER KENDALL MARIE MEYER KEVIN EUGENE MEYER LISA L MEYER MATTHEW J MEYER MICHAEL O MEYER MJ MICHAEL MEYER NATHAN HUNTER MEYER PAIGE DOERING MEYER
PATRICK KENNETH MEYER RANDY MEYER RICKY EUGENE MEYER WILLIAM J MEYER JR BLAKE MEYERS DONALD G MEYERS JR LEVI JAMES MEYERS LINDSAY R MEYERS BENJAMIN M MEYETTE ISSAC MEZA MILTON MEZA CALISTRO MEZA MEJIA GABRIEL ALEJANDRO MEZA MORA
FERNANDO WILLIAMS MEZA QUIROZ ADRIAN NMN MEZA-GONZALEZ MIGUEL MEZA-HERRERA FREDRICK R MEZENSKI ROBERT J MEZICK SANDESH MHATRE VEDANT MHATRE DAVID MICHAEL GEORGIA MICHAEL GWENDOLYN MAE MICHAELIS ELIZABETH ROSE MICHAELS JARED D MICHAELS
PEYTON KILLINGSWORTH MICHAELS ROBERT ALLAN MICHAELS AMBER MICHAELSON DEBORAH MICHAUD GARY R MICHELFELDER LAURA MICHELI NICHOLAS A MICHELIN DAMON MICHELL JAKOB ROBERT MICHL AARON JOSEPH MICK LORI K MICKELSON BLAKE M MICKEY
CHRISTOPHER DEWAYNE MICKLE LINDSAY EMMA MICKLE WILLIAM W MICKLE DANIEL SCOTT MIDDLESTETTER AUSTIN SHAYNE MIDDLETON BARRY L MIDDLETON CHRISTOPHER ALAN MIDDLETON ERNIE MARON MIDDLETON GREGORY MIDDLETON JAMES CROSBY MIDDLETON
JAMIE LEE MIDDLETON JOE MIDDLETON MONTE TOWELL MIDDLETON STACY W MIDDLETON TRENT MIDDLETON KENNETH ARNOLD MIDKIFF TERRY MIDKIFF RANDY L MIECZKOWSKI ANDREW MIELER KORY GENE MIELITZ ANDREW WAYNE MIENTEK JOSE ALEJANDRO MIEREZ TORREALBA
ANDREW EDWIN MIERS STEVEN ANDREW MIFFLIN STEVEN J MIGLIORE MARIA MIGUEL GASPAR CORY D MIHAVICS JUSTIN LEE MIHAVICS OSCAR J MIJARES IAN BRET MIKELS BRENT JOSEPH MIKELSON LANDON DAVID MIKESELL KEVIN L MIKETTA SHAWN M MIKOLAITIS JACOB D MIKOS
BRADLEY TODD MILBURN ALFONSO MILES BOYD B MILES JAMES A MILES JAMES ALEXANDER MILES JASON S MILES JAY S MILES JOHN E MILES JONATHAN A MILES JONATHAN MAX MILES JOSHUA MILES JOSHUA DWAYNE MILES KAYLA CHANTELLE MILES KYLE PRESLEY MILES
LARRY TODD MILES LORNE MILES MARK D MILES MICHAEL E MILES MICHAEL R MILES REX DEVIN MILES SHANE O MILES SHAWN ISAAC MILES SHELLEY RENEE MILES STUART KEVIN MILES II TALON CARROLL MILES TINA J MILES WILLIAM B MILES DANIELLE N MILES-SCHWABEROW
MICHAEL S MILFORD RUSSELL LEE MILFORD SAMMY A MILHOAN RICARDO J MILIAN DYLAN MILISITS GEORGE P MILJUS MOISES NA MILLAN DEREK MILLAR MATTHEW MILLAR WAYNE J MILLAY AARON ANTHONY MILLER ADAM J MILLER ANDREW CHARLES MILLER ANDRUW BRADLEY MILLER
ANTHONY MILLER ANTONIO MILLER AUSTIN L MILLER AVA KATHRYN MILLER BAILEY GRACE MILLER BEAU MILLER BENJAMIN ALAN MILLER BRAD E MILLER BRADFORD HOY MILLER BRADLEY D MILLER BRANDON MILLER BRANDON J MILLER BRENNAN Z MILLER BRIAN SCOTT MILLER

BRONSON WILLIAM MILLER   BRUCE L MILLER   CALEB A MILLER   CHARLES MILLER JR   CHRISTOPHER E MILLER   CHRISTOPHER L MILLER   CHRISTOPHER M MILLER   COLLIER D MILLER   COREY BRUCE MILLER   COREY D MILLER   COURTNEY RHIANNON MILLER   CRAIG B MILLER   DANNY A MILLER
DANNY T MILLER   DARRELL E MILLER   DARRELL W MILLER   DAVID A MILLER   DAVID EDWARD MILLER   DAWN R MILLER   DEANDRE ANDRE MILLER   DEBORAH R MILLER   DEBRA M MILLER   DEMONTE MILLER   DEREK W MILLER   DEVEN TYLER MILLER   DIANA LYNN MILLER   DONALD E MILLER JR
DONALD LANCE MILLER   DOUGLAS A MILLER   DUSTIN J MILLER   ELVA H MILLER   ERIC C MILLER   ERIC JOHN MILLER   GALE LYNN MILLER   GREGG DUANE MILLER   GREGORY WILLIAM MILLER   GRIFFIN ANDREW MILLER   HARLEN EUGENE MILLER   HEATHER M MILLER   JACOB AARON MILLER
JACQUELYN RAE MILLER   JAIMYEN OMAR MILLER   JAMES MILLER   JAMES MILLER   JAMES A MILLER   JAMES L MILLER   JAMES L MILLER   JAMES MICHAEL MILLER   JANEL MILLER   JARED CONLEY MILLER   JARED LEE MILLER   JASON MATTHEW MILLER   JAY RICHARD MILLER   JEFF R MILLER
JEFFERY MILLER   JEFFREY L MILLER   JEREMY J MILLER   JESSE W MILLER   JIMMY MILLER   JOEY J MILLER   JONATHAN A MILLER   JORDAN R MILLER   JOSEPH D MILLER   JOSEPH D MILLER   JOSH K MILLER   JOSHUA L MILLER   JOSHUA SHELTON MILLER   JUSTIN MILLER   KARI V MILLER   KEITH E MILLER
KEN M M MILLER   KEVIN PAUL MILLER   KLAYTON ANDREW MILLER   KRISTY ANN MILLER   KYLE E MILLER   LANCE W MILLER   LAUREN ELIZABETH MILLER   LESLIE J MILLER   LISA MAY MILLER   LOGAN ELLISON MILLER   MACKENZIE ALEXANDRA MILLER   MARK J MILLER   MARSHALL DALE MILLER
MATTHEW MILLER   MATTHEW MARK MILLER   MERLE L MILLER   MERVIN H MILLER   MICHAEL A MILLER   MICHAEL D MILLER   MICHAEL DUANE MILLER   MICHAEL JOSEPH MILLER   MICHAEL L MILLER   MICHAEL R MILLER   MISTY D MILLER   MITCHELL MILLER   MOLLY MILLER   NATHAN P MILLER
NATHAN R MILLER   NICHOLAS ALLEN MILLER   NOAH CHRISTOPHER MILLER   NOAH LEE MILLER   OLEN R MILLER   OMER D MILLER   PAIGE GAYLE MILLER   PATRICK DRAKE MILLER   PHILLIP L MILLER   RANDELL MILLER   RAYMON L MILLER   RENEE DESILVA KAMINSKY MILLER   RICHARD C MILLER
RICHARD JOHNSON MILLER II   ROBERT JAKE MILLER   ROBERT LESTER MILLER   ROBIN LYNN MILLER   RYAN MILLER   RYAN GEORGE MILLER   SHARI MILLER   SHAUN MILLER   SHAWN M MILLER   SHERRY MILLER   STANLEY MILLER   TAMMY RENA MILLER   TERRI MILLER   THOMAS C MILLER
TIMOTHY CRAIG MILLER   TIMOTHY ROBERT MILLER   TODD D MILLER   TOMAS A MILLER   TOMMY RAY MILLER   TRAVIS W MILLER   TROY MILLER   TYLER MATTHEW MILLER   VINCENT D MILLER   WARREN A MILLER III   WAYNE P MILLER   WILLIAM MILLER   WILMA R MILLER   ZACHARY T MILLER
ZACKERY COLE MILLER   ZANE JOSH MILLER   DYVONNE MILLER JOHNSON   CADEN CHRISTOPHER MILLICAN   CONNOR O NEIL MILLIGAN   JEFF MILLIGAN   MALLORY MILLIGAN   MATTHEW JAON MILLIGAN   PETER A MILLIGAN   STEVEN ONEIL MILLIGAN   JIMMY D MILLIKAN   TREA DEWAYNE MILLIKAN
RICHARD HUGHES MILLING JR   ALEXANDER MILLIRON   ALEXANDRA G MILLS   BRIAN MILLS   BRIAN D MILLS   BRUCE A MILLS   CHRISTOPHER LUKE MILLS   CHRISTOPHER MARTIN MILLS   GLENN M MILLS   JASON R MILLS   NICHOLE D MILLS   RONALD JONQUENDO MILLS   BRETT MILLSAP
JOHN D MILLSAP   JOSHUA D MILLSAP   JENNIFER MILNE   DWANA NICOLE MILNER   ELIJAH JOSHUA MILO   MARCUS MILONS   MAXIME MILOT   MELISSA MILTEER   NIRUPA MINASANDRAM   EDWARD R MINCE   CHRISTIAN A MINER   MICHAEL S MINER   PAUL MINETTE   TROY L MINGLE   WILLIAM S MINICK
JAIME MINJARES   MICHAEL MINK   BRIAN CHAD MINNICK   RICHARD J MINNITI II   CHRISTY R MINOR   JACOB MINOR   JOSHUA A MINOR   RANDAL W MINOR   ROBERT D MINOR   STEVE MINOR   WILLIAM MINT   ALLEN KENNETH MINTER   RICKY LEE MINTER   DANA MARIE MINTON   STEPHEN C MINTON
ROBERT W MINYARD JR   COLBY J MINZE   DAVE MIRACLE   SANTOS DANIEL MIRAMONTES   CESAR MIRANDA   ELIZABETH MIRANDA   JORGE A MIRANDA   ROBERT G MIRANDA   ROBERT L MIRANDA   JOHN G MIRE   KIMBERLEY MIREAULT   NOE A MIRELES   RAMON E MIRELES   DOLA SHANE MIRICK
MITRA MISAGHIHESARI   ANNA MISAIL   DANIEL JOSEPH MISAIL   JOHN WAYNE MISHOE   BILLY WAYNE MISNER   MARK ALAN MISNER   DOUGLAS L MISRASI   NICHOLAS MISRASI   RYAN PETE MISRASI   CHRIS MISSION   JOSEPH GASPARE MISTRETTA   AARON ANTHONY MITCHELL
ASHLEY KATHLEEN MITCHELL   AUSTIN B MITCHELL   BOBBY WAYNE MITCHELL   BRANDON MITCHELL   CASSANDRA AGNES MITCHELL   CHARDRICK L MITCHELL   CHRISTOPHER MITCHELL   DENNIS RYLAND MITCHELL   DUSTIN H MITCHELL   ERIC J MITCHELL   ERICA NICOLE MITCHELL   EVAN MITCHELL
GINA M MITCHELL   GREG MITCHELL   GREGORY L MITCHELL   JAMES MARK MITCHELL   JASON L MITCHELL   JEROME MITCHELL   JOHNATHAN ZACCHAEUS MITCHELL JR   JONATHAN D MITCHELL   JOSEPH DANIEL MITCHELL   JOSHUA CAIN MITCHELL   JUSTIN MITCHELL   KEVIN MITCHELL
KYLE BRADFORD MITCHELL   MARCUS LAMAR MITCHELL   MARK TWAIN MITCHELL   MATTHEW D MITCHELL   MATTHEW MCGHAY MITCHELL   MICHAEL MERRIT MITCHELL III   MICHAEL SEAN MITCHELL   PARKER GERONIMO MITCHELL II   PAUL MICHAEL MITCHELL   PRESTON CARNEAL MITCHELL
RANDLE LANE MITCHELL   ROGER D MITCHELL   RON A MITCHELL   RYAN E MITCHELL   RYAN G MITCHELL   SARAH MITCHELL   SHAUNA D MITCHELL   SOPHIA MITCHELL   THOMAS E MITCHELL   TIMOTHY D MITCHELL   TIMOTHY LAMONT MITCHELL   TRENT ALLEN MITCHELL   WALTER E MITCHELL
WILLIAM ARTHUR MITCHELL   DYLAN DAVID MITCHEM   JOSHUA JAMES MITCHEM   ALEXANDER CHARLES MITCHNER   GREG MITTENDORF   DONALD MITTER   BRAYDN MITTON   DANIEL ALAN MITZLAFF   JOSHUA LOUIS MIXON   KEVIN M MIXON   DARRIN G MIZE   MARILYN B MIZE   RICHARD ERVIN MIZE JR
DAVID B MIZELL   NAOMI NOELANI MIZELLE   NEHEMIAH G MKANTA   BRIAN P MLNARIK   AARON DON MOAD   EVAN BOYD MOAK   DALIA MOAWAD   CHARLES MOBBS   DANIEL A MOBLEY   DILLON C MOBLEY   KEVIN RUSSELL MOBLEY   STEFAN S MOCANU   LAWRENCE J MOCH JR   CHARLES BRADLEY MOCK
JACK C MOEHRING   CASEY L MOELLER   MATTHEW L MOELLER   GREGORY E MOEN   APRIL N MOERBE   JOSHUA M MOERBE   JOHN C MOESSNER   BRIAN K MOFFETT   JIMMY RAY MOFFETT JR   DUSTE MOFFITT   JEREMIAH MOFFITT   JOSHUA MOFFITT   JOSHUA MOFFITT   VICTORIA MOHAMED
MOHAMMED T MOHAMED MOHIDEEN A   ABDUL JALIL NA MOHAMMED   AFRAZ MOHAMMED   AKEEF MOHAMMED   ASHUR MOHAMMED   AZAM MOHAMMED   CHRYSAN MOHAMMED   IMRAN MOHAMMED   KEVIN MOHAMMED   MOHAMMED TAHIR MADNI MOHAMMED   TEVIN MOHAMMED
SHUJATH MOHAMMED KHAN   HARIHARN MOHAN   KAVIYADHARSHINI MOHAN   SELVAKUMAR MOHAN   SELVA RAJ MOHAN RAJ   YOGESH MOHITE   RICARDO P MOJICA   NICHOLAS MOLAND   JOHN TATE MOLANDES   DANIEL C MOLDOVAN   HUGO N MOLINA   JONATHAN ELIUD MOLINA
MARIEL ALEJANDRA MOLINA   THOMAS A MOLINA   JEHOVA CORDERO MOLINA   YOHANA NATHALY MOLINA CASTILLO   VICTOR AGUSTO MOLINA ECHEVERRY   YOSADRY MOLINA ESCOBAR   DEMETRIO MOLINA MAGANA   ALI RAFAEL MOLINA RAMIREZ   XIOMARA LISBETH MOLINA VELASCO
ABEL NA MOLINAR   JOE DENNIS MOLINARI   CHRISTA L MOLITOR   JONATHON M MOLITOR   DAKOTA LOUISE MOLL   JERRY W MOLL   ERICH DIETER MOLLER FLORES   SCOTT ALLEN MOLLETT   TRACEY K MOLLNER   DEREK E MOLNAR   DAIRE FRANCIS MOLONEY   ALAN WADE MOMAN   LUIS MOMPIE BERITAN
JULIO P MONAGO ESPIRITU   CESAR ALONZO MONCADA GALVAN   EXON A MONCADA GALVAN   LESTHER GUILLERMO MONDRAGON CANALES   LEONEL MONDRAGON MARTINEZ   STANLEY MONERVILLE   CECIL MONHOLLEN III   ANTHONY JOSEPH MONIK   JOSE MONIZ   NICHOLAS J MONK
NICOLE LAUREN MONK   ROBERT R MONK   JOSHUA D MONKS   ALAN C MONROE   CELENNA MONROE   JASON MONROE   MARY E MONROE   MARIA DE LOS ANGELES MONROY LUNA   ELVIS HIGOR MONSALVE NARANJO   REAGAN LEE MONSON   MCKENZI RASHEED MONSOUR   TREVOR MONTAGUE
NICOLE MARIE MONTALTO   HECTOR D MONTALVO   JAVIER MONTALVO   GERARDO SANTIBAÑEZ MONTALVO   SHAKIRA MONTAN   SANDRA MONTANEZ   MATHEUS MONTEIRO MONTARROYOS   NORBERTO BRACAMONTES MONTEALEGRE   FILADELFO MONTECINOS BARBOSA
FRANCISCO MONTEIRO PERES NETO   KEVIN MONTEITH   SKYLAR M MONTEITH   ALEJANDRO MONTENEGRO ORTEGA   DANIEL MONTERO   ADAM A MONTES   GISELLE MONTES   JONATHAN MONTES   JOSE C MONTES   KASSANDRA ESTEFANIA MONTES   LUIS MONTES   ADOLFO MONTES RUIZ
WILLIAM F MONTEZ III   ANTHONY MONTGOMERY   AUSTIN LUCAS MONTGOMERY   BREANNE YVETTE MONTGOMERY   BRUCE MONTGOMERY   CADEN BLAKE MONTGOMERY   CARLOS ROBERTO MONTGOMERY   CHRISTOPHER T MONTGOMERY   COLTON JAKE MONTGOMERY   CORY MONTGOMERY
DAWN MARIE MONTGOMERY   DEANNA R MONTGOMERY   DUKE D MONTGOMERY   EDDIE MARVIN MONTGOMERY JR   EDGARDO MONTGOMERY   EVERETT L MONTGOMERY III   FLOYD MONTGOMERY   GREGORY MONTGOMERY   HAYDON F MONTGOMERY   JACK H MONTGOMERY
KASEY EDWARD MONTGOMERY   MATTHEW W MONTGOMERY   MIKE A MONTGOMERY   MITCHELL W MONTGOMERY   QUINCY LAMONT MONTGOMERY   SHAKEDRA CANICE CYAN MONTGOMERY   SHAWN L MONTGOMERY   TRISTON DERRIAL MONTGOMERY   TROY C MONTGOMERY
WILLIAM W MONTGOMERY   ARNAUD MONTGRAND   MARIA JOSE MONTIEL GUAJARDO   ANTONIO ENRIQUE MONTOYA   JUAN MONTOYA   JULIAN MONTOYA   LEOPOLDO A MONTOYA   ROBERTO J MONTOYA   RODOLFO DAGOBERTO MONTOYA   ROME MONTOYA   SERGIO ANTONIO MONTOYA ALEJANDRE
ANTONIO MONTROND DE OLIVEIRA   BONNIE G MONTS   JAMES MOODIE   ASHLY NICOLE MOODY   BILL MOODY   CHARLES NATHAN MOODY   CHRISTIAN TAYLOR MOODY   GEORGE A MOODY II   JACK SHERIDAN MOODY   JANET L MOODY   JAYMIE L MOODY   JIMMIE ROBERT MOODY   JOSEPH LONNIE MOODY
KIMBERLY I MOODY   MATTHEW D MOODY   SHONDALEE MICHELLE MOODY   TRAVIS ALLEN MOODY   VERNON MATTHEW MOODY   WILLIAM B MOODY III   DERIC MOOL   ANTHONY WAYNE MOON   BRIAN MOON   JUSTIN AUBRY MOON   NATHEN J MOON   RICHARD JEFFREY MOON   ZACH MOON
CHRISTOPHER D MOONEY   MARK MOONEY   HOLLY LEANN MOONEYHAN   SHAYNE MOONIAS   AARON XAVIER MOORE   ADAM MOORE   ANDREW C MOORE   ANGELO SEABROOK MOORE   ANJOLIE DOLLIMARIE MOORE   ANNA MARIA MOORE   ANTHONY MOORE   ANTHONY F MOORE   ANTHONY S MOORE
ARTHUR J MOORE II   ASHLEY LYNN MOORE   AUSTIN MOORE   BARRY C MOORE   BARRY LEE MOORE   BILLY R MOORE III   BRANDON R MOORE   BRETT ADAM MOORE   BRIAN LEE MOORE   CAMERON JOSEPH MOORE   CANDICE MOORE   CHAD ALLEN MOORE   CHAD E MOORE   CHRISTOPHER A MOORE
COLTON D MOORE   CONNOR LEE MOORE   CURTIS MOORE   CYNTHIA DIANN MOORE   DANIEL THOMAS MOORE   DARIEN PAUL MOORE   DAVIS ALLEN MOORE   DERRICK DEMOND MOORE   DEVEN M MOORE   DEXTER XAVIER MOORE   DOMINIQUE JAMAL MOORE   DON MOORE   EDDRIA L MOORE
ELWOOD S MOORE III   ERIC C MOORE   GAIGE W MOORE   GAVIN C MOORE   HAROLD M MOORE   JAKEVUS RASHOD MOORE   JAMES BRIAN MOORE   JAMES BROCK MOORE   JAMES L MOORE   JAMES RICHARD MOORE   JAMIE D MOORE   JEFFREY A MOORE JR   JEFFREY D MOORE   JEFFREY T MOORE JR
JESSIE D MOORE   JOEL CHRISTIAN MOORE   JOHN MORGAN MOORE   JOHN R MOORE   JOSHUA CHRISTOPHER MOORE   JUANITA L MOORE   JULIANA MOORE   KALEB ANDREW MOORE   KATELYN MARIE MOORE   KATIE A MOORE   KEITH MOORE   KEON DASHAWN MOORE   KURT EILLIOTT MOORE
KYLE A MOORE   LAWRENCE A MOORE   MACKENZIE NICOLE MOORE   MARC MOORE   MARCUS MOORE   MARCUS JONATHAN MOORE   MARIA MOORE   MASON MOORE   MATTHEW SCOTT MOORE   MITCHELL HILLARY MOORE   PATRICK J MOORE   PERRY DEAN MOORE   REGINA MOORE   RICHARD D MOORE
RILEY MOORE   SHANE E MOORE   SHANE TYLER MOORE   SHAQUANA LATRICE PETERSON MOORE   SPENCER ALLEN MOORE   SUMMER MARIE MOORE   TERRENCE BRIAN MOORE   THADDAEUS FREDERICK MOORE   TIMOTHY L MOORE   TYRONE MOORE   WESTON TAYLOR MOORE   WILLIAM A MOORE
WILLIAM G MOORE   WILLIAM LAVERN MOORE   WILLIAM MCCOY MOORE JR   KELLY B MOOREFIELD   MATHEW N MOOREHEAD   ANDRE DWAYNE MOORER   LATONYA W MOORER   ROBERT WAYNE MOORING   MATTHEW THOMAS MOORMAN   BROCK C MOORS   ANTHONY T MOOSMAN
MICHELE MOOSREINER   GABRIEL RAY PAYAN RAY MORA   JOSUE NA MORA   UMBERTO NA MORA   NOE MORA GARCIA   JESUS SEBASTIAN MORA GUZMAN   ELIAS MORA IÑIGUEZ   JOSE FRANCISCO MORA IÑIGUEZ   JUAN CARLOS MORA PADILLA   BLADIMIR MORA TORRES   ALEXIS JAIR MORALES
ANDRES DAVID MORALES   ANIBAL MORALES   ANTONIO MORALES   ARTURO MORALES   CARLOS A MORALES   DANIEL ALLEN MORALES   ELMER MORALES   ENRIQUE R MORALES   FERNANDO MORALES   FRED A MORALES   FRENZEL MORALES   HECTOR N MORALES   HUGO MORALES   JESUS A MORALES
JOAQUIN MORALES   JOSE MORALES   KATHELYN ELISHA MORALES   MARTIN GALDAMEZ MORALES   MAYNOR A MORALES   OSCAR MORALES   PAUL ARTHUR MORALES   RICHARD MORALES   ROBERTO CARLOS MORALES   SALVADOR MORALES   WALTER MEINARDO MORALES   WENDY MORALES
YVETTE MORALES   ANDRES G MORALES ANDRADE   REYES OCTAVIO MORALES ARELLANO   FRANCISCO G MORALES CASTILLO   JOSE MORALES DOMINGUEZ   MARCO ANTONIO MORALES ORTIZ   EDEMECIO ARMANDO MORALES SOLANO   WILLIAM MORALES-COBA   IVELLISE JANIXA MORALES-GARAY
ALAN R MORAN   KEITH EDWARD MORAN   LUIS MORAN   MARTIN PATRICK MORAN   ZACHARY MORAN   BRITTANI ANNE MORAN WIDNER   PEDRO MORAN ZUNIGA   CHISTOPHER AARON MORATAYA   CHRISTIAN AARON MORATAYA   ALFONSO MARIO VIDAL MORCILLO   MARKHAM CHANCELOR MORDECAI
ANTHONY M MORDEN   COREY MORDEN   THOMAS MORDEN   PATRICK MATTHEW MOREDOCK   AERYK D MOREE   GERALD W MOREE   MARK W MOREE   BRUCE MOREFIELD   GLENN CHARLES MOREHEAD   JOSEPH HAROLD MOREHEAD   ROBERT E MOREHEAD   PATRICK N MOREHOUSE
ROBIN A MOREHOUSE   FRANKLIN ADEMIR MOREIRA HUEZO   DONALD G MORELAND   MICHAEL MORELL   BRYAN MORELLI   RONALD SCOTT MORELLI   ALEJO S MORENO   ANTONIO MORENO   BRANDON MORENO   DOMINIC ESTEBAN MORENO   ESTHER MORENO   FRANCISCO MORENO   GERALD MORENO
RUBEN NA MORENO SR   SEAN R MORENO   ELIEZER MORENO OROZCO   LEONARDO ENRIQUE MORENO VALENCIA   JUSTIN R MOREY   KAULIN RAY MORFEY   ROBERLANDO MORFI PEREZ   ANDREA G MORGAN   ANDREW DEAN MORGAN   ANTHONY JAY MORGAN   BRADLEY D MORGAN
BRAMMER L MORGAN II   BRANDON M MORGAN   BRANDON RAY MORGAN   CHARLES DANIEL MORGAN   CHRISTOPHER SHANE MORGAN   CORDERO PIRRIE MORGAN   DENNIS L MORGAN   HEATH A MORGAN   JACOB A MORGAN   JEFFREY STEVEN MORGAN   JOEY MORGAN   JOHN A MORGAN
JONATHAN PAUL MORGAN   KATEE ABRIL MORGAN   LEVAR MORGAN   MARHARYTA V MORGAN   MATTHEW COBY MORGAN   MATTHEW TYNDALL MORGAN   MELINDA L MORGAN   MICHAEL MORGAN   NICHOLAS PAUL MORGAN   RICHARD HEATH MORGAN   SEAN J MORGAN   THOMAS MORGAN
THOMAS W MORGAN   TIMOTHY REID MORGAN   TRAY W MORGAN   WILLIAM JOE MORGAN   MICHAEL TIMOTHY MORIARTY   MASASHI MORIEDA   ERIC MORIN   JAMIE MORIN   MICHAEL P MORIN   RENE JOSEPH MORIN JR   SHINJI MORITA   TOMOYUKI MORITA   MARNIE J MORITZ   BRIAN CLAIR MORLEY
HUNTER N MORLEY   JOHN MICHAEL MORLEY   STANLEY W MORLEY   DAVID A MORNINGSTAR   NIKITA MOROZOV   GARRETT JOHNSON MORPHIS   DANIEL HEATH MORRIES   AUSTIN LEE MORRIS   BENJAMIN S MORRIS II   BILLY JOE MORRIS   BRANDON J MORRIS   BRANDON KYLE JOSEPH MORRIS
BRANDON L MORRIS   BRENT MICHAEL MORRIS   BRIDGET ANN MORRIS   BRYDEN T MORRIS   CHARLES LEWIS MORRIS   CLAY D MORRIS   CLIFFORD LEON MORRIS   DAVID C MORRIS   DERRICK LYNN MORRIS   DONALD J MORRIS   DONALD W MORRIS   DONNIE JARRETT MORRIS   ELEY J MORRIS JR
GARY L MORRIS   ISAIAH R MORRIS   JACK M MORRIS   JAY W MORRIS   JESSICA MORRIS   JOSHUA ALLAN MORRIS   JOY L MORRIS   JUSTICE MICHAEL MORRIS   KODY WAYNE MORRIS   KYLER BLAINE MORRIS   LABRINA S MORRIS   LUKE ALAN MORRIS   MASON DAVID MORRIS   MICHAEL H MORRIS II
MICHAEL J MORRIS   MICHAEL JOSEPH MORRIS   NICHOLAS RAY MORRIS   PATRICK OLIN MORRIS   PAUL MORRIS   RICHARD TODD MORRIS   ROBERT MORRIS   ROBERT G MORRIS   ROBERT HILL MORRIS   RYAN D MORRIS   TOMMY J MORRIS   TYLER LEE MORRIS   TYLER M MORRIS   ZACHARY MASON MORRIS
ZACKARY MORRIS   AARON B MORRISON   CAROLINE LOUISE MORRISON   CHRISTOPHER MORRISON   CHRISTOPHER D MORRISON   COURDAIRO ANTHONY MORRISON   DONALD BRETT MORRISON   DUSTIN MAURICE MORRISON   ETHAN MICAH MORRISON   JAMES WESLEY MORRISON
KENROY A MORRISON   KIMBERLY A MORRISON   MARY C MORRISON   SEAN MORRISON   BRODIE KOHLMAN MORROW   CURTIS D MORROW   JOSEPH ROBERT MATTHEW MORROW   RICHARD COREY MORROW   TIMOTHY PETER MORROW   ZACHARY ELSTON MORROW   ANDREW R MORSE
ROBERT HARRY MORSE   RYAN MORSE   ANDREW JOSEPH MORSEY   ARIEL HEATHER MORT   MATTHEW MORT   PETER KORDE MORTAKIS   CURTIS DAVID MORTIMER   JACQUELINE S MORTON   KALLI J MORTON   KEVIN MORTON   MATTHEW G MORTON   ROBERT D MORTON   VICTORIA L MORTON
FADY MOSA   ROBERT ANTHONY MOSCOSO   CADEN J MOSELEY   SETH MOSELEY   BRAXTON CADE MOSER   DOUGLAS R MOSER   LUCAS JAY MOSER   SCOTT E MOSER   ANITA GAYE MOSES   ETHAN K MOSES   JENNIFER R MOSES   JEREMY CLINT MOSES   JOSHUA C MOSES   ROBERT M MOSES
SAMUEL K MOSES   TOMMY C MOSES   BAILEY IAN MOSHER   ERICA MOSHER   GAROLD C MOSHER   BRADLEY ALLEN MOSIER   NEIL K MOSIER   NICHOLAS RYAN MOSIER   KRZYSZTOF MOSKWA   DEDRICK L MOSLEY   JENNIFER LYNN MOSLEY   JOHN MOSLEY   ROBERT WILLIAM MOSLEY   AARON MOSS
FLOYD LEE MOSS   JAMEE RENEE MOSS   KIRK AMIEL MOSS   KYLE FRANKLIN MOSS   NEAL MOSS   RODNEY A MOSS   RONALD S MOSS   THOMAS CLARKE MOSS   MARSHALL DONALD MOSSMAN   COLETTA K MOTACEK   RYAN H MOTE   JADE RENEE MOTEN   FAITH E MOTES   JUANIKIA SHAWNE MOTON
KEVIN DAJUAN MOTON   DAVID A MOTSINGER   CHARLES WESLEY MOTT   MARSHALL MOTT   MATTHEW KYLE MOTT   QUITMAN BRIAN MOTT   SCOTT MOTTAU   KAONOU L MOUA   SHANNA LEIGH MOUGHLER   JAMES MATTHEW MOULD   MICHAEL EDWARD MOULD   JOHN LOGAN MOULDER
CHRIS MOULTON   CODY DUANE MOULTON   ERNESTO MOULTON TORRES   JEREMY E MOUNT   CALVIN DALLAS JAMES MOUNTEER   RENE MOUSSEAU   AARON L MOUTRAY   SUSAN WILCOX MOWBRAY   BENJAMIN PATRICK MOWRY   DENNIS A MOWRY   ANDREW MOXAM   CARTER MOXAM   MARC A MOXHAM
ADAM MOYA   VIRGIL MOYAN   TYLER ZACHARY MOYE   CONNOR JOEL MOYER   JUSTIN MOYER   LIV MOYER   CONNOR MOYNIHAN   ANNE MARIE MOZEKO   RICHARD L MPISTOLARIDES JR   JACK ALLEN MRACEK   MASON MRAZIK   ZOE RUMBIDZAI MUCHINEUTA   ISAAC ONEAL MUCKENFUSS
ROBERT R MUDGETT   STEVE MUDRI   AIDAN LEE MUEHLFELD   CHRISTOPHER MUELLER   DANIEL MUELLER   DAVID PAUL MUELLER   GARY L MUELLER   JEREMY MUELLER   MARKUS MUELLER   NICHOLAS MUELLER   NICHOLAS C MUELLER   PATRICK MICHAEL MUELLER   RONALD VIRGIL MUELLER
TERESA LYNN MUELLER   PAUL DAVID MUGLESTON   LYDIA MARIE MUGNOLO   KARWAN MUHAMMEDALI   OWEN MUIR   TYLER MUIR   CAL CHARLES MULDER   CLARENCE RUSHAUN MULDROW   JAD BARRETT MULGREW   JOSHUA JAMES MULHOLLEN   JARED A MULL   JOSHUA MICHAEL MULL
LISA MULLANEY   AMBER R MULLEN   CHRISTOPHER MULLEN   JOHN M MULLEN   MARK ALLEN MULLEN II   MATTHEW D MULLEN   MATTHEW K MULLEN   PHILLIP D MULLEN   JUSTIN BAXTOR MULLER   ANNA M MULLETT   RICHARD E MULLETT II   MICHAEL D MULLIGAN   ALEC D MULLIKIN
HUNTER W MULLINAX   COREY R MULLINS   JEFF J MULLINS   JOSEPH DAWSON MULLINS   MICHELLE ANNE MULLINS   PAMELA DAVIS MULLINS   ROBERT DWAIN MULLINS   ASHLEY NICHOLE MULLIS   DALTON WAYNE MULLIS   DANNY A MULLIS   MARC L MUMMERT   LADISLOUS MUNAKI   KYLE P MUNCY
JEREMY B MUNDERLOH   BELINDA NELL MUNDHENK   DALTON MICHAEL MUNDY   PREM KUMAR M MUNEENDRA BABU M   ZEEL MUNGARA   BRIAN E MUNGER   CARLOS EDUARDO MUNIZ   KEVIN JOSE MUNIZ   DAMDIN MUNKHBOLD   CARL DAVID MUNN   JORDAN ALLEN MUNN   CHARLES K MUNNS
CHESTER MUNNS   ALEX MUNOZ   ALVIN MUNOZ   ANGEL R MUNOZ   ANTONIO MUNOZ   DAVID S MUNOZ   JOSE L MUNOZ   JUAN CARTER MUNOZ   MARK MUNOZ   MASON M MUNOZ   MAYRANNE MUNOZ   RICHARD MUNOZ   SALVADOR MANUEL MUNOZ JR   SANTIAGO MUNOZ   WALTER MUNOZ
WEHISMAN MUNOZ   JAIME OMAR GOMEZ MUÑOZ   NELSON MUNOZ ALEJO   CARLOS MUNOZ OLVERA   CLIVEL ENRIQUE MUNOZ ROSALES   HANSET MUNOZ ROSALES   PAUL ENRIQUE MUNOZ ROSALES   YAIR ULISES MUNOZ RUIZ   NERI ROBERTO MUNOZ-CASTILLO   GABRIEL MUNOZ-MARTINEZ
OSWALDO MUNOZ-PEREZ   CHARLES MUNRO   GREGORY B MUNRO   KYLE MUNRO   BRETT A MUNSEY   BROCK LOGAN MUNSEY   COURTNEY L MUNSEY   GLORIA MUNSON   SATHYA MUNUSAMI   CORNELIUS ANAEDU MUOJEKWU   SADIQA MUQADDAM   RAJADURAI MURALITHARAN
WILLIAM WHITNEY MURCHISON   WILLIAM THOMAS MURDEN   COLTON C MURDOCK   KURTIS REX MURDOCK   ALAN MURILLO   ALEX A MURILLO   AUSTIN GILBERT MURILLO   EILEEN MARY MURILLO   JORGE S MURILLO   MANUEL ANTHONY MURILLO   SIRLEY GUADALUPE MURILLO BADILLO
FERNANDO MURILLO RUIZ   JUSTIN M MURPHREE   MATTHEW GLENN MURPHREE   ADAM J MURPHY   AUSTIN SCOTT MURPHY   BRANDON JAMES MURPHY   BRIAN MURPHY   DALE A MURPHY   DAN MURPHY   DANIEL MURPHY   DANIEL G MURPHY   DANNY MURPHY   DEREK L MURPHY   ERIC H MURPHY
ETHAN WADE MURPHY   FRANK RICHARD MURPHY JR   GREGORY J MURPHY   JACKIE SCOTT MURPHY   JOHN W MURPHY   JOHNNY RAY MURPHY   MATTHEW MURPHY   MEGHAN DOROTHY MURPHY   MICHAEL DEWAYNE MURPHY   MICHAEL WESLEY MURPHY   ROBERT MURPHY   SEAN MURPHY
SEAN K MURPHY   SHANNON THOMPSON MURPHY   SHAWN MICHAEL MURPHY   SHAWN PATRICK MURPHY   YUSEF MURPHY   BRENDEN SEAN MURRAY   CHRISTIAN H MURRAY   EMILY NICOLE MURRAY   JAYVAN MURRAY   JEFFREY A MURRAY   JENNIFER L MURRAY   JON MURRAY   JOSHUA GLENN MURRAY
JULIE K MURRAY   KIMONICA B MURRAY   KRISTOFER KODY MURRAY   KYLE MYATT MURRAY   LAWRENCE ANTONIO MURRAY   LUCAS ATKINS MURRAY   MICAH M MURRAY   RICHARD LEE MURRAY   SEAN MICHAEL MURRAY   STEVEN JOE MURRAY   TERRY L MURRAY   TRENT ALLEN MURRAY
WILLIAM A MURRAY JR   ANTHONY MURRAY-CAUL   JARED SCOTT MURRI   AMIRA ARABELLA MURRY   THOMAS J MURTHA   SASIKUMAR MURUGAIYAN   APPANAPERUMAL MURUGAN   ARUNKARTHIKEYAN MURUGAN   IYYAPPAN MURUGAN   KANNAN MURUGAN   MAHESH MURUGAN
PANEERSELVAM MURUGAN   PRAVEEN MURUGAN   SHANMUGASUNDARAM MURUGAN   VAITHISHKUMAR MURUGAN   VIGNESH MURUGAN   VIGNESH M MURUGAN G   MUTHUMARIAPPAN MURUGAN P   AUGUSTIN JEBAKUM MURUGESAN   NAGARAJAN MURUGESAN   RAMACHANDRAN MURUGESAN
KALIMUTHU M MURUGESAN K   VIGNESHWARAN M MURUGESAN M   NATARAJAN M MURUGESAN V   LAKSHMI PRIYA MURUGESAPANDIAN   VIVEK PANDIAN MURUGESAPANDIAN   DALE MURZYN   MICHELE RENEE MUSAL   JAN MICHAEL MUSGRAVE   ALECIA M MUSI   CHAD DAVID MUSSCHE
TROY MUSSELMAN   JEFFREY MUSSON   AHMED MUSSRATI   WAZEEM MUSTAPHA   AZIM MUTAPCIC   TYLER SCOTT MUTCH   EUGENE SCOTT MUTCHLER   SONG HENG MUTH   GOVINDARAJU MUTHU   BALAJI MUTHUKRISHNAN   HARI SANKAR MUTHUKUMAR   KEERTHIVASAN M R MUTHUKUMARAN S
AARON J MUTSCHLER   KIRK MUXWORTHY   ANTHONY RICHARD MUZA   AMANDA B MYERS   ANTHONY D MYERS   BENJAMIN J MYERS   BOBBY R MYERS   CATHY DAWNE MYERS   CHAD R MYERS   CHRISTOPHER J MYERS   DANIEL V MYERS   DARREN J MYERS   DAVID E MYERS   DOUGLAS KENT MYERS
GLEN L MYERS   GLEN R MYERS   HEATH A MYERS   HUBERT W MYERS JR   HUNTER DRAKE MYERS   ISABELLA LEE MYERS   JEFFERY WAYNE MYERS   JEFFREY LEE MYERS   JEREMY TODD MYERS   JESSICA R MYERS   JIMMY DALE MYERS   JONATHAN MYERS   LOGAN T MYERS   LUKE P MYERS
MICHAEL MYERS   NOAH A MYERS   PATRICK J MYERS   ROBERT A MYERS   SCOTT ALLEN MYERS   TAYA A MYERS   TERRY W MYERS   TIMOTHY B MYERS   DUSTIN RANDALL MYHAND   GLENN MYKE   MASON CARL MYKLEBUST   RAJOHN JAMERE MYLES   VENKATESAN MYLSWAMY   ALONZO LATRACUS MYRICK
CLARANCE MYRICK   EARMAN EUGENE MYRICK   MARK L MYRICK   STEVEN MYRICK   THOMAS ROBERTSON MYRICK III   OLENA NABOKA   KINAN NADAR   JEYARAJ NADARAJAN   SAMUEL NADURIAK   JEFFREY NAESE   WILLIAM ALEXANDER NAFE   PRABHU K NAGANATHAN   BALAJI NAGARAJAN
BALASUBRA NAGARAJAN   PRASHANTH NAGARAJAN   SURATHA N NAGASAMY   MARKUS D NAGATOISHI   RAKESHKUMARREDDY NAGIREDDYGARI   MOHAMED YOUSUF NAGOOR MYDEEN   BRANDON S NAGY   STEPHEN M NAGY   NAZILLA NAHID   BRAYAM FRANCISCO NAHUATT SANTIAGO   MUNESH NAIDU
JEFFREY MICHAEL NAIRNE   SEAN M NAJAFI   NIMA NA NAJAFIZADEH   MIKE NAJARI   ALEX P NAJERA   JUANA NAJERA CAMPOS   MOHAMMED NAJMEDDINE   RYUTA NAKAGAWA   ERIC D NALL   HARITHA NALLAMOTHU   ARUNRAJ NAMBI SELVAN   KAVITA NAMDEO AMBERKAR
CLARENCE MASAYOSHI NANAMORI   SHAYNE ALAN NANCE   DAVE G NANEZ   JOEL RORE NANGOO   BRANDON L NAPIER   ROBERT NAPIER   SAMANTHA NICOLE NAPIER   LAZARO Y NAPOLES   CAMDEN NAPPER   SAGAR NARAYANAADGATLA ADGATLA   BALASUBRAMANIAN NARAYANAN   BEN NARCISSE
KEVIN NARINE   MELISSA M NARMI   HUNTER ALLEN NARMORE   DYLAN ANDREW NARON   LUIS MANUEL NARVAEZ FUSSI   JOAO NASCIMENTO   DUSTIN CHASE NASH   FREDDIE NASH   GORDON NASH   ISAAC A NASH   ISAAC ADAM NASH V   JAMES MATTHEW NASH   KENNETH T NASH   LOUIS DONALD NASH
GARRETT TENNYSON NASIEROWSKI   DMITRI NASSYROV   JESSICA MARGARET NASTI   GOLIBSHO NASYMOV   RONALD T NATAL JR   SUNDHARESHWARAN NATARAJ   RICHARD NATH   RYANNE BLAU NATHAN   JEROME C NATHANIEL   VINCENT P NAUCK   JOHN WILLIAM NAUGHTON
MICHAEL PATRICK NAUGHTON   SEAN NAUGHTON   JOHN R NAULT   ANGELA S NAUMAN   ASHLEY VICTORIA NAUMANN   MATTHEW ANDREW NAUS   ERNESTO NAVA   GUILLERMO NAVA   JACOB NAVA   ANTONIO DE JESUS NAVA ALMANZA   EDDIE MICHEL NAVA PAZ   JEREMIAH DANIEL NAVARRE
RONALD RAPHAEL NAVARRE   KAREN YARELI NAVARRETE   ABEL NAVARRETE ROJAS   ALBERTO NAVARRO   SAMUEL NAVARRO   DIANA GUTIERREZ NAVARRO   ADAN NAVARRO FIGUEROA   ALDO URIEL NAVARRO GONZALEZ   JOSE F NAVARRO LINARES   MATTHEW C NAVE   ZANE COLTER NAVE
RICHARD M NAVROTSKY   BREE ANN NAY   S BRAMMA NAYAGAM   BRAD NAYLOR   JACE NAYLOR   LANDON REECE NAYLOR   MARK ALAN NAYLOR   STEVE NAZARENUS   MASOOMEH NAZARISI   MURTAZA NAZEERI   MICHEAL NDLOVU   FRANKLIN NDUTA   AARON P NEACE   AARON PAUL NEACE JR
COREY GLEN NEACE   LARRY RAY NEACE   BRIAN R NEAL   CLAIR D NEAL   JACOB S NEAL   JAMES ANTHONY NEAL   JENNIFER C NEAL   JIMMIE NEAL   JOHN E NEAL   JOHN R NEAL   JOSEPH T NEAL   JUSTIN TRAVIS NEAL   LOGAN WAYNE NEAL   RAYMOND L NEAL   STEPHANIE LOU NEAL   BLAKE E NEALEY
BRIAN GORDAN NEALEY   CHRISTIAN MICHEAL NEALEY   NICHOLAS NEARY   SHAUN NEAVE   STOCKTON RYAN NEBEKER   CHAD S NECAISE   EDUARD NECHYPORUK   OLEH NECHYPORUK   ANTHONY D NEEDHAM   BOBBY SUE NEEDHAM   DANIEL R NEEDHAM   JOSHUA NEEDHAM   CHAD DOUGLAS NEELY
DANIEL AUSTIN NEELY   SHANNON NEELY   ERIC A NEEMEYER   GREGG A NEESEN   KAILEY N NEESEN   EMERSON ELIZABETH NEET   DHANESWARAN NEETHIPATHI   JEFFERY ALLEN NEFF   JOSE ROBERTO LOPEZ NEGRETE   PAUL LOGAN NEHRING   RICHARD MURPHY NEHRING   DANIEL RAYMOND NEICE
ZACHARY R NEIGHBORS   CURTIS KEITH NEILL   BRENNAN P NEILSON   LAD R NEILSON   NICHOLAS KEITH NEIREITER   ANDREW NEISER   CHRISTOPHER JAMES NEISES   LUKE JAMES NEISIUS   TIMOTHY RYAN NEISLER   DYLAN HUGH NELMS   ABRAM N NELSON   AMMON J NELSON   ANDREW WAYNE NELSON
ANTHONY R NELSON   ASHLEY NELSON   ASHLEY NELSON   AUSTIN NELSON   BART J NELSON   BENJERMIN KOUNSAVANH NELSON   BETHANY B NELSON   BIANCA SHARON NELSON   BRADLEY M NELSON   BRETT NELSON   BRYANT SHAWN NELSON   CARL E NELSON   CASEY BRIAN NELSON
CHANCE ROBERT NELSON   CHRISTINA E NELSON   CHRISTOPHER O NELSON   CHRISTOPHER R NELSON   COLLEEN ELIZABETH NELSON   DION NELSON   DONALD R NELSON   DUANE L NELSON   GREGORY ALAN NELSON   JACE J NELSON   JALEN TURNER NELSON   JAMES ERNEST NELSON   JAY R NELSON
JEFF NELSON   JEREMY M NELSON   JESSIE E NELSON   JONATHAN NELSON   JONATHAN NELSON   JORDAN M NELSON   JORY WADE NELSON   JOSEPH DAVID NELSON   KELLY RENEE NELSON   KIMBERLY C NELSON   KOLBY TODD NELSON   LOGAN REID NELSON   MITCHELL AARON NELSON   MURRAY NELSON
RAYMOND NELSON   RAYSTON D NELSON   RICHARD D NELSON   RICKY ALLEN NELSON   ROBERT NELSON   RODNEY A NELSON   RODNEY LEE NELSON   RYAN J NELSON   SCOTT NELSON   STEVEN B NELSON   TIMOTHY L NELSON   TYSON NELSON   VICKI LINN NELSON   WAYNE NELSON   ZACH N NELSON
NINA B NENOVSKA   FLORIBERTO NEPONUCENO REMIGIO   MICHAEL NEPTUNE   RAMON NERI DUEÑAS   JAVIER NERIS RIVERA   JAMES NERVINA   JOSEPH PERRELL NESBIT   BENJAMIN C NESBITT   CHRISTOPHER LEVINE NESBITT JR   GERALD WINSTON NESBITT JR   JOHN TYLER NESBITT
DOUGLAS A NESLEN   FRANKLIN C NESMITH   JARIUS TYWAN NESMITH   BRODEE J NESSEN   JAKOB MONTE NESSEN   JARDEE MARTIN NESSEN   GRAHAM E NESTER   MICHAEL NESTER   COLIN MICHAEL NETTLETON   GEORGE P NETTLETON   JOSHUA J NEUHAUS   NATHAN GAGE NEUJAHR
MICHAEL JOSEPH NEUMANN   SANDRA NEUMANN-PLUMMER   NICOLAS NEVAREZ   CLARENCE NEVELS   EMILY ROSE NEVIL   ZACHERY BRYAN NEVIL   JEREMY NEVILL   COLE J NEVILLE   DAVID W NEVIN   DYLAN PATRICK NEVIN   DANIEL J NEVITT   JAY DEE NEVITT   KEVIN M NEVITT   NICHOLAS J NEVITT
DANIEL R NEVLING   DAVID BRIAN NEW   ERIC R NEW   RALPH G NEW   WILLIAM BLAKE NEW   JEFFREY M NEWBERN   ALLISON ANN NEWBERRY   TANNER RILEY NEWBERRY   TREVOR AARON NEWBERRY   BENJAMIN ROBERT NEWBY   JAMES WILLIAM NEWCAMP   JANSEN D NEWCOM   BOBBY D NEWCOMB
GEORGE GARLAND NEWCOMB III   JOSHUA CALEB NEWCOMB   CHRIS L NEWCOMER   RICK L NEWCOMER   JOHN E NEWELL   JONATHAN NEWELL   MITCHELL E NEWELL   NIKOLAS LEE NEWELL   BRENDEN NEWHOOK   ANTHONY JAMES NEWILL   DANA L NEWKIRK   CURTIS L NEWLAND   CODY ALAN NEWLIN
THOMAS ALLEN NEWLIN   ALEXANDER P NEWMAN   AUSTIN JAMES NEWMAN   DAVID G NEWMAN JR   DAVID TYLER NEWMAN   DERRICK HENRY NEWMAN   JAMES LINDSEY NEWMAN   JARED NEWMAN   JASON H NEWMAN   JENNIFER LYNN NEWMAN   RODNEY D NEWMAN   SHANE R NEWMAN
ANDREA R NEWNS   BRADLEY R NEWSOM   JASON H NEWSOM   JORDAN NEWSOM   NIGEL ARTURO NEWSOM   PAYTON R NEWSOM   RICHELLE NEWSOM   TANYA NEWSOM   ALEXANDER STEWART NEWSOME   ARNOLD NEWSOME JR   CURTIS NEWSOME   GEORGE E NEWSOME III   ADAM NEWTON
ALBERT BAILEY NEWTON   ANDREW H NEWTON   ARKEEM NEWTON   BRANDIN JAMES NEWTON   CHRISTIAN TYLER NEWTON   CODY JOSEPH NEWTON   CORY JUSTIN NEWTON   DUSTIN R NEWTON   JERRY L NEWTON   JOSEPH A NEWTON II   JOSHUA NEWTON   MYRON NEWTON   RICHARD CARSON NEWTON
ROBERT A NEWTON   ROBERT JACOB NEWTON   RUSSELL B NEWTON   TYLER COLE NEWTON   TYRONE EUGENE NEWTON JR   WESLEY TAYLOR NEYMAN   BAC NGHIEM   CHIEN BA NGO   HOA NHU NGO   BICHONG PETER NGOH SONA   BUNTHO NGUON   BAO Q NGUYEN   DAT T NGUYEN   DAVID T NGUYEN
EMMA NGUYEN   HAI NGOC NGUYEN   HIEN V NGUYEN   HOANG NGUYEN   KHOI NGOC MAI NGUYEN   NGHI T NGUYEN   NGOC DUC NGUYEN   NGUYEN THANH NGUYEN   PATRICK P NGUYEN   PHAM NGUYEN   PHONG NGUYEN   PHUOC T NGUYEN   QUOC NGA NGUYEN   RUDY NGUYEN   SON L NGUYEN
TAM NGUYEN   TAN MINH NGUYEN   THIEP NGUYEN   TRUONG Q NGUYEN   VIET VAN NGUYEN   VINH THANH NGUYEN   VU P NGUYEN   DAVID RICARDO VALENCIA NIAVES   BRIDGET L NIBERT   ALPHONSO BLAIR NICHOLAS   ALPHONSO BLAIR NICHOLAS JR   BODEE M NICHOLAS   DILLEN DWIGHT NICHOLAS
KEVIN BRIAN NICHOLAS   MONTE D NICHOLAS   NEKIA KESHAWN NICHOLAS   WILLIAM NICHOLAS   ALLEN HARRIS NICHOLS   BRANDON M NICHOLS   BRIAN M NICHOLS   BRODY BENJAMIN NICHOLS   CARSON ELLIOTT NICHOLS   HUNTER DANIEL NICHOLS   JASON L NICHOLS
JONATHAN CHRISTOPHER NICHOLS   JONATHAN P NICHOLS   JOSEPH NICHOLS   KASHALA N NICHOLS   KENNETH D NICHOLS JR   LUCAS ANDREW NICHOLS   MCKENZIE KAY NICHOLS   PAUL A NICHOLS   RANDY NA NICHOLS   RICHARD W NICHOLS   RICKY A NICHOLS   SARIAH EVE NICHOLS
STEPHEN PAUL NICHOLS II   TATE J NICHOLS   TIMOTHY ALAN NICHOLS   TODD D NICHOLS   WYATT BRADLEY NICHOLS   DARBY ELIZABETH NICHOLSON   MATTHEW D NICHOLSON   PEYTON JOSEPH NICHOLSON   CLAIRE NEFERTARI NICHOLSON MATHEWS   JERRY L NICK JR   JUDD THOMAS NICKELL
NICK E NICKELSON   BEN NICKERSON   DERRICK NICKERSON   ERIC NICKERSON   JORDAN P NICKERSON   MICHAEL P NICKERSON   TATE RICHMOND NICKERSON   JOSEPH E NICKLES   CLAYTON RYAN NICKLESON   MYLES RICHARD NICKOLITE   KYLE NICLOUX   FRANCISCO NICOLAS MARCOS
ROGELIO NICOLAS MARTIN   MAGDALENA NICOLAS MIGUEL JR   GEORGE NICOLICH   XIMENA GUADALUPE NIEBLA LOZA   WAYNE DAVID NIEDERHAUSER   JEREMY SCOTT NIEHUSS   DANIEL C NIELSEN   JERILYNN NIELSEN   JOHN D NIELSEN   JORGEN NIELSEN   KEATON LYNN NIELSEN   LOGAN R NIELSEN
MITCHELL NIELSEN   WESLEY PAUL NIELSEN   BRIAN C NIELSON   TERYL ALAN NIELSON   CODY L NIEMANN   HEATHER SLAVIN NIEMETZ   KIRKLAND NIEMETZ   DONOVAN NIEMEYER   CHRISTOPHER NIEUWENHUIS   JARED WILLIAM NIEVES   ALVARO URIEL NIEVES CAMACHO
BRYAN ALEJANDRO NIEVES DELGADILLO   JAIME JOSE NIEVES ROSA   VICTOR M NIEVES-SALIB   CRAIG WALLACE NILES   JAMES NILSON   BOBBY GENE NIMMO II   BRITTANY ANNE NIMON   TRACY KENT NIMS JR   DONALD R NINER   HAYDEN MICHAEL NININGER   TODD M NINIS   ERIK MONCADA NINO
DAVID JOHANY NINO REYES   AISHWARYA VINOD NIRMAL   LYNN NISHIMURA   ERIK R O NISSEN   SUSAN L NITZ   JEFFREY NITZSCHE   JOSHUA MARK NIX   MICHAEL NIX   MICHAEL ANDREW NIX   HAYDN DEAN NIXON   JOHN R NIXON   LILLIAN NIXON   ROBERT WEST NIXON   TRENTON LLOYD NIXON
YOOSUF NIZAMUDEEN   CHASE NIZIOLEK   COOPER NIZIOLEK   PAUL PRESTON NNAMDI   MARK L NOACK   JOHN NOAKES   COY GLENN NOBLES   DANIEL NOBLES   JOAQUIN NOBOA   ROMEL NOCON   MATTHEW WADE NODINE   HARRISON DOUGLAS NODRICK   GERALD A NOE   LESLIE NOEL   NIGEL NOEL
RONALD T NOEL   CARL W NOELL III   ETHAN S NOELL   DERRICK S NOEY   STUART RILEY NOEY   JUSTIN NOGGLE   MEGAN E NOGGLE   ROBERT CHRISTOPHER NOGGLE   ERIK J NOGUERA   GREGORY T NOKES   BERNARD J NOLAN JR   JACOB DUTCH NOLAN   KEVIN J NOLAN   LENORE NOLAN
NATHANIEL NOLAN   BOBBY NOLAND   BOBBY J NOLAND   STEPHEN W NOLAND   ELMER HUMBERTO NOLASCO   SOFIA NOLASCO   CHADWICK ELI NOLEN   DUSTIN NOLEN   LANDON SHANE NOLEN   PATRICK L NOLEN   TIFFANY S NOLEN   TODD M NOLEN   CHARLES L NOLES   LEWIS W NOLES JR
DONALD NOON JR   TYLER DAVID NOON   ROBERT G NOONING JR   WILLIAM NORCUTT   DEREK B NORDBY   FERNANDO NORIEGA   NERY NORIEGA   DYLAN E NORMAN   DYLAN LEE NORMAN   JASON T NORMAN   JOHN W NORMAN   MICHAEL J NORMAN   RILEY NORMAN   RONALD NORMAN
TREVOR ALAN NORMAN   BRADY JAMES NORR   CHASE NORRAD   ANDREW DESTIN NORRIS   BRANTLEY E NORRIS   CHRISTOPHER T NORRIS   COREY D NORRIS   DANIEL NORRIS   JOHN K NORRIS   JOHN P NORRIS   JUSTIN THOMAS NORRIS   LAUREN CHITTAM NORRIS   MICHAEL REESE NORRIS

PARKER NORRIS RICHARD D NORRIS SCOTT E NORRIS SCOTT R NORRIS THOMAS R NORRIS ZACHARY SCOTT NORRIS DAVID A NORTH MICHAEL D NORTH DAVID PAUL NORTHCOTT JOSEPH M NORTHCOTT TONY NORTHCOTT RON V NORTHCUTT LEROY L NORTHERN JEFFREY D NORTHRUP JR
ALYSSA COLLEEN NORTON BRYAN W NORTON CHRISTOPHER PAUL NORTON CHRISTOPHER ROSS NORTON CURTIS NORTON ELIZABETH NICOLE NORTON JEREMY MITCHELL NORTON II JOHN S NORTON KANDACE DESHEA NORTON LAYTON M NORTON MATTHEW TIMOTHY NORTON
STEVEN P NORTON JULIE ANN NORVELL JAMES R NORWICK SHERI MOORE NORWOOD THOMAS M NOSBISCH SELMA E NOTARO TAMON CHAISE NOTTINGHAM TYLER NOURI NOUKHOUNE NOUSAATH PHOUTHOUANG NOUSAATH THAY NOUSAATH DAVID A NOVAK FAITH ELAINE NOVAK
JUSTIN KIEHL NOVOTNY SHANE F NOVOTNY TRENT NOVOTNY JOHN NOWACKI JOHN NOWACZYK CHRISTOPHER NOWAK PAUL S NOWAK ALEXANDER BLAKE NOWLIN MELINDA S NOWLIN SAMUEL LUKE NOWLIN TAD K NOWLIN THERR E NOWLIN TRISTAN THOMAS NOWLIN CHRYSANDRA P NOYE
ZACKARY KENNETH NOYES CHUMA NSOFOR DEAN NSORO CHARLES NTEM ROBERT F NUBER CODY GARRETT NUESCH GERALD NUESTRO DENNIS G NUGENT NEALY T NUNAMAKER CARLOS DANIEL NUNEZ DAVID ALLEN NUNEZ EMMANUEL NUNEZ FRANCISCO NUNEZ JOEL RODRIGO NUNEZ
JOSUE ALEJANDRO NUNEZ JEFTE JASAY ARZOLA NUÑEZ MAYRA NUÑEZ CAMPOS JOSE A NUNEZ CEPEDA JUAN MARTIN NUÑEZ ORNELAS DAVID ALEJANDRO NUÑEZ RAMIREZ DAVID NUNEZ-GARCIA SCOTT M NUNLEY JERAMY G NUNN KEVIN N NUNN MARY E NUNN MILLS FERGUSON NUNN II
WILLIAM GORDON NUNN III WILLIAM GORDON NUNN IV ERIC G NUNNENKAMP BLAKE CHRISTOPHER NUNNERY ROEL NUNO SERGIO NUNO DIAZ DOUGLAS G NUSSBAUM DANNY LEE NUTHAK ANDREW JAMES NUTT SHANE M NUTT KIMBERLY ANN NUTTALL MYLES NUTTER
GODWIN UZONA NWAKUDO BRUNO NWISI RYAN J NYAME ROGER VERNON NYE MICHAEL J NYEMASTER YANCEY R NYGREN ERIC A NYSTROM KASEY NYSTROM JAMES OAKE BRANDON OAKES FRANK O OAKES III JAMES TANNER OAKES MATTHEW D OAKES BRIAN D OAKLEY
CHRISTIE L OAKLEY MARK OAKLEY MEGAN RENEE OAKLEY TYLER HAYES OAKLEY MARK ADAM OAKS JR THOMAS R OAKS ROLAND PERNELL O'BANNON STEVEN OBERDIER NICKOLAS A OBERMIRE MARK OBIEDZINSKI CARSON HARRIS OBRAY VALERIO F OBREGON GARCIA TIMOTHY D OBRIEN
ANDREW GEORGE O'BRIEN BRANDON JOHN O'BRIEN FRANCIS O'BRIEN JAMES J O'BRIEN JONATHAN W O'BRIEN KADEN WILLIAM O'BRIEN MATTHEW O'BRIEN BRYCE OBRIGEWITCH FRED M O'BRYAN RANDY R O'BRYANT SRINIVASAN OBULI JOSE ISAAC OCAMPO MARC OCAMPO
PEDRO OCAMPO SALTILLO ERIBALDO SOTO OCHOA GEOVANNI M OCHOA JUAN J OCHOA MARIO OCHOA MARLINA OCHOA TORIBIO O OCHOA BENITO OCHOA ARREDONDO MIRIAM ALEJANDRA OCHOA RUIZ ROBERT COLT OCHSENBEIN NICHOLAS STEPHEN OCKER PEDRO OCON
BRIAN P O'CONNELL JENNIFER O'CONNELL JOHNPAUL JOSEPH O'CONNELL SEAN O'CONNELL ANDREW TYLER O'CONNOR GINA MARIE O'CONNOR LEONARD E O'CONNOR MICHAEL RYAN O'CONNOR SEAN PATRICK O'CONNOR DAQUIENCY JARREL OCTAVE BENJAMIN RHODES O'DANIEL
WILLIAM A O'DANIEL CHASITY D O'DAY LEONARD T ODD GINO ODDI FRANK J ODDO KATHY O'DELL DANIEL GLENN ODEN JARED SCOTT ODEN GEOFFREY STEPHEN ODGERS LAUREN BRIDGET O'DOHERTY BARNEY WILLIAM ODOM JR BRANDON H ODOM CHRISTOPHER M ODOM
CODY DREW ODOM DILLON COLE ODOM HUNTER ODOM THOMAS BRENT ODOM VICTOR ODONKOR TINA LYNN ODONNAL FRED C O'DONNAL III COLIN O'DONNELL DENNIS O'DONNELL FRANCES K O'DONNELL ROBERT W O'DONNELL EDUARDO ODRIOZOLA GARZA ADEREMILEKUN OLUMIDE ODUNTAN
DAVID RYAN OELRICH GREGORY W OELRICH ETHAN WILLIAM OELZE JACOB SCOTT OESTREICH ZACHARY TAYLOR OESTREICH WALTER ANTHONY OFFUTT YUKOH OGATA NICKY DWAYNE OGBURN RICKY R OGBORN GARY COLTON OGBURN JAMES E OGBURN III ERIC E OGDEN NATALIE M OGDEN
TERRY A OGDEN JASON OGILVIE DANIEL OGLE MICHAEL H OGLESBY CRYSTAL JADE OGLETREE SCOTT D O'GORMAN RAYMOND A O'GRADY ADEKUNLE AKINYOSOYE OGUNTUNDE SOLOMON OGUWUIKE NATHANIEL T O'HAGGERTY ARTHUR REESE O'HAIR DANIEL J O'HARA
MICHAEL PATRICK O'HARA JASON OHM JEFFREY L OHM STEVEN R OHM JEFFREY O'HOSKI ENDER XAVIER OJEDA JACOB OJEDA REYNA KARINA OJEDA MARIO GEORGE OJEDA MARIO WILLIAM OJEDA YOUNG OJUYENUM OLIVIA LAUREN O'KEEFE PAIGE L OKELLEY JORGE H OKHUYSEN
EMMANUEL IKE OKOLO JOSEPH A OKTAVEC ESTEFANIA MARICEL MATA OLALDE TOM K O'LAUGHLIN JASON KEITH OLDAKER CANDACE TYRON OLDHAM CHARLES T OLDHAM III JEFFREY RYAN OLDHAM JOHN TIMOTHY OLDHAM JORDAN THOMAS OLDHAM KATHARINE OLDHAM
ROBERT A OLDROYD STEVEN D OLEKSIAK JOHN J OLENICK KEVIN OLESEN VICTORIA OLESZCZUK RUSSELL A OLGIN ANDREW H OLGUIN MARLENE OLGUIN ROY R OLGUIN LANCE T OLINGER TREVOR OLINGER GREGORY A OLIPHANT ASHLEY BLAIR OLIVA HECTOR OLIVA JOSUE D OLIVA
ALLISON MARAYAH OLIVA ESTRADA JOSE MANUEL OLIVARES MICHAEL A OLIVEIRA MATTHEW A OLIVENCIA ANDREW OLIVER ANTHONY OLIVER CODY RYAN OLIVER DAMIEN OLIVER DAVID OLIVER II HANK AARON OLIVER JON K OLIVER LARRY D OLIVER MALLORY LYNN OLIVER
RICHARD ASHLEY OLIVER RYAN D OLIVER TROY G OLIVER LUZ ESPERANZA OLIVERA RONALD E OLIVERO JONATHAN SCOTT OLIVIO KENNY L OLLER LAWRENCE T OLLER DEANNE OLLETT ROBERTO R OLMEDA THOMAS P OLMER ANDRE OLMOS JAVIER OLMOS JOHN E OLMOS
DANIELA ALEJANDRA DIAZ OLMOS DAVID OLMSTED CHARLES D OLNEY JR CODY ALLAN OLNEY MAURICE ALAN OLNEY JR MOSHOOD O OLOWU AMMON MARK OLSEN BENJAMIN OLSEN CAMERON EARL OLSEN CARSON DENNIS OLSEN COLLIN R OLSEN COURTNEY W OLSEN
DAIMON GARRETT OLSEN DUSTIN D OLSEN DUSTIN M OLSEN EDWARD OLSEN FREDERICK LEW OLSEN JERRY C OLSEN N ANTHONY OLSEN SCOTT A OLSEN WYATT COLLIN OLSEN ANDREW L OLSON BRANDON OLSON CATHERINE EVE OLSON CHRISTOPHER D OLSON DUSTIN E OLSON
JEFFREY S OLSON JUSTIN L OLSON KEVIN L OLSON KIMBERLEY THORNOCK OLSON MATTHEW ALLEN OLSON MATTHEW S OLSON RANDALL W OLSON RODNEY L OLSON TRAVIS OLSON HELMUT G OLTMANN NEAL B OLTREMARI FREDERIC N OLVEDY ALEJANDRO ISAIAS OLVERA
ANTHONY RYAN OLVERA CHRISTOPHER ALLAN OLVERA EMILIANO OLVERA HILARIO OLVERA JESUS JAIME OLVERA JOEL OLVERA JOSE LUIS OLVERA MARTIN OLVERA MICHEAL G O'MALLEY DAMIAN OMEASOO JAMAL OMER JAY J ONDROVIC LYNN G ONDROVIC ALAN W O'NEAL
ALVIN LEE O'NEAL BRITTANY HOPE O'NEAL DARREN ARLIN O'NEAL JAMES R O'NEAL KEVIN R O'NEAL PAMELA D O'NEAL SCOTT O'NEAL SHAWN D O'NEAL TARA P O'NEAL TOMMY LEE O'NEAL TREVOR DANIEL O'NEAL DANIEL BRYAN ONEY SARAH JAYNE ONEY DEANNE J ONG
REMEGIO BALEN ONIA DARIN ONLEY BENJAMIN GENE ONNEN JIKIRU ONO BENJAMIN ONTIVEROS FRED J ONTIVEROS JOSE JESUS ONTIVEROS LORENZO ONTIVEROS BENJAMIN JOSEPH ONUFER BISMARK OPARE AGYEI WILLIAM PETER OPIE CHADWICK RICHARD OPPLIGER DAVID ORASI
ROBERT BRUCE ORCUTT AMBER ORDAZ JESUS A ORDAZ ROBERTO ORDOÑEZ JOSEPH M ORDUNO RYAN EDWARD ORDUNO ROLANDO ORELLANA ANDRES ORENGO HECTOR E ORENGO VAZQUEZ JAN ANDRES ORENGO-VAZQUEZ DREW R ORGILL MASAAKI ORIKURA TREVOR SAMUEL ORLANDO
EDMUND J ORLOFSKI WILLIAM H ORMAND JUSTIN ORMANOSKI RANDALL S ORME JUAN RICARDO ORNELAS MIGUEL S OROBIYI CONNIE R ORONA RONALD MATTHEW ORONA MITCHELL J O'ROURKE JONATHAN OROZCO NATO OROZCO SERGIO OROZCO YMER OROZCO
NAYELI IXCEL OROZCO CHAVARIN FRANCISCO OROZCO GODINEZ JOSE NORBERTO OROZCO SORIANO CAROL ORR JAMES A ORR KEITH ROBERT ORR KYLE JAMES ORR JOEL ORSER TRAVIS J ORT CARLOS TEODORO ORTA MARTINEZ ALBERTO ORTEGA ALYSSA FLORENCE ORTEGA
EMMANUEL J ORTEGA ERICA ORTEGA GILDARDO R ORTEGA HECTOR ORTEGA JESUS ORTEGA JONATHAN ORTEGA LUIS MICHELT ORTEGA MIGUEL ANGEL ORTEGA PEDRO ORTEGA RENEE LYNN ORTEGA SARA J ORTEGA VALENTIN ARZOLA ORTEGA DANIELA MIROSLAVA ORTEGA CALDERA
HECTOR ORTEGA DE LEON JOSUE ORTEGA DE LEON EDUARDO ORTEGA MEJIA BRENDA ORTEGA RUIZ ADA J ORTEGA VARELA DARWIN J ORTEZ MICHAEL ANGELO ORTEZ JAMES LEE ORTH AMY RENE ORTIZ CARMEN ORTIZ SR CHARLIE FERNANDEZ ORTIZ EDUARDO ORTIZ GABRIEL LORENZO ORTIZ
GUADALUPE ORTIZ GUILLERMO E ORTIZ GUSTAVO ORTIZ JOEL ORTIZ JOEL ORTIZ JUAN CARLOS ORTIZ JUAN J ORTIZ JR MARYLU FAJARDO ORTIZ NEMECIO ORTIZ RAUL ORTIZ RENE ORTIZ CAROLINA CABRERA ORTIZ KEVIN HERRERA ORTIZ MAXIMILIANO AGUILAR ORTIZ
OSCAR ALFREDO HERNANDEZ ORTIZ JOHN A ORTIZ ATAYDE JOSE MANUEL ORTIZ GOMEZ GERARDO ENRIQUE ORTIZ GUZMAN JOSE HUMBERTO ORTIZ LOPEZ HENRY ORTIZ OCANICO JOE ORTIZ OCANICO DANIEL ORTIZ OYERVIDEZ MARGARITA ORTIZ RODRIGUEZ JUAN ORTIZ-CATALAN
DARREN ORUBOR MATTHEW B ORUM KATIE RENAE ORWA SUNNY JERRY OSAGIE THORVALL OSBERG ANESSA RENEE OSBORN JESSICA LEANN OSBORN JOSEPH OSBORN SAVANAH HOLMES OSBORN SHAY D OSBORN TERRI LYNN OSBORN AUSTIN THOMAS OSBORNE
CHRISTOPHER EUGENE OSBORNE CODIE OSBORNE EDWIN LEE OSBORNE JARED ZACHARY OSBORNE JASON OSBORNE JOHN C OSBORNE PAUL T OSBORNE JUSTIN OSCAR ALFONSO OSEGUERA JR ELIZA PAVLOVNA OSELSKYI JEFF M OSER TRYSTAN GRANT OSGOOD STEVEN D OSHEL
SAMUEL LEE O'SHELL HAMPTON WADE O'SHIELDS JEAN GORIS O'SHIELDS MATTHEW OSHIER OREOLUWA ADENIYI OSIBERU KRISTIN M OSIFAT PETER R OSIFAT RYAN JOSEPH OSIFAT SAMER OSMAN SETH MICHAEL OSMENT TIMOTHY RAY OSMER FERNANDO OSORIO PEDRO A OSORIO
VERONICA OSORIO DYLAN COLE OSTER ADAM G OSTOICH ALEXANDER MICHAEL OSTOICH RICKY DEAN OSTROM JR JEFFREY GERARD OSTROWSKI MICHELLE L OSUGI DEISY OSUNA COLE OSWALD LUKE R OSWALD SCOTT THOMAS OSWALD ERIC S OSWALT ELDY OTANO ALVAREZ
OSCAR ADRIEL OTANO RAMIREZ CYNTHIA OTERO MARVIN NOEL OTERO ALBERTO JOHN OTHMER PHILLIP W OTINGER JORDAN S OTJEN AKHILESH OTTAPPURAYIL BRANDON W OTTER KENDALL PATRICK OTTER MICHAEL W OTTER TAUSHA S OTTER MATTHEW A OTTIS DAVID R OTTO
DONALD LEE OTTO MARVIN J OTTO STEVE E OTTO WILLIS E OTTO MICHAEL OUDEMAN KEVIN OUELLET PATRICK OUELLET SEBASTIEN OUELLET JONATHAN OUELLETTE LOREN C OUELLETTE NORA OUKAJJI RON OULTON
SHARIF M OURAN KEVIN LEE OUTLAND CHARLES DAVID OUTLAW III JAMMIE L OUTLAW HEATH M OVERACKER KANDACE OVERALL SHERRY LEANN OVERBY PHILLIP ANDREW OVERCASH CRAIG T OVEREND BLAKE ALLEN OVERFELT CHET ALBERT OVERMAN STEVEN MICHEAL OVERMYER
HALEY LASHAY OVERSTREET DANIEL OVERTON IVORY SHAVON OVERTON JASON T OVERTON JERAMY OVERTON JERMONE D OVERTON LADON OVERTON LISA M OVERTON MICHAEL W OVERTON RYAN L OVERTON MARINA OVIEDO FRANCHESKA OVINGTON ANDY D OWEN CAMERON GAGE OWEN
CHARLES H OWEN CHRISTOPHER DEWAYNE OWEN JAMES AARON OWEN JOSHUA CHARLES OWEN JUSTICE LARRY BURNES OWEN MONICA M OWEN VICKY J OWEN AARON T OWENS ALTON OWENS ASHLEY MICHELLE OWENS BILLY M OWENS BRADLEY OWENS CHAD OWENS
CHARLES BRANDON OWENS CHRISTY HENSLEY OWENS DALTON OWENS DONALD J OWENS ETHAN T OWENS JACOB MATTHEW OWENS JERRY L OWENS JONATHAN W OWENS JUSTIN DALE OWENS JUSTIN EDWARD OWENS KARLY MICHELLE OWENS KASH ROBERT OWENS MARK C OWENS
MICHAEL SHAWN OWENS MOLLY BECK OWENS MYRON L OWENS PRESTON TYRONE OWENS III QUINTON OWENS RAYMOND LANCE OWENS STEPHANIE A OWENS TONY AUSTIN OWENS TRENTON WAYNE OWENS ZACHARY R OWSLEY GODWIN OWUSU-SAFO DANNY OXENDINE KEVIN OXFORD
RYAN J OXFURTH DEVAN OXLEY RANDALL CRAIG OXNER STEVEN L OYLER BRANDON JEROME OZBOLT GUSTAVO BEIMAR OZUNA ALCAZAR NAVEEN KUMAR PAARTHASARATHY KATARZINA PABIS-MASIUK RICARDO EDWIN PABON-RODRIGUEZ ROBERT PABST BRIAN E PACCAGNELLA
CALEB J PACE DEVIN TERAN PACE NICHOLAS PACE PAUL ERIC PACE RICHARD DAWSON PACE STEPHEN RANDOLPH PACE ERIC PACELLA AMANDA J PACHECO ANTONIO PACHECO BRENTON RICHARD PACHECO EUGENE PACHECO HUMBERTO PACHECO JR JOSE PACHECO KAFIAN A PACHECO
JOHN REY PACHES MICHAEL PACITTI JOSEPH PAUL PACK JOLENE PACZESNY ROHITH KOUSHIK PADAKANTI EMILY A PADGETT JOHN W PADGETT JOSEPH LEE PADGETT MICHAEL L PADGETT JR TRACY V PADGETT ALBERTO PADILLA ALEXANDER RAY PADILLA DAVID PADILLA ENRIQUE A PADILLA
FABIAN PADILLA GABRIEL PADILLA JR GUADALUPE PADILLA JEREMIAH JOSEPH PADILLA JOEL PADILLA JULIO PADILLA JR MICHAEL PADILLA MICHAEL A PADILLA RAFAEL PADILLA RONALD DAVID PADILLA ANGEL EDUARDO MARQUEZ PADILLA RICARDO ANTONIO MARQUEZ PADILLA
HELENA PADILLA IBARRA ERNESTO DANIEL PADILLA LIMON MARCO ANTOÑIO PADILLA PLASCENCIA DARYL PADMORE RHON PADUA DANE ALAN PAFF JEFFERSON E PAGADUAN ADAM LEE PAGE CHRISTOPHER PAGE JACOB ADAM PAGE JEROME PAGE JESSICA ANNE PAGE JONAS TYRONE PAGE
JUSTIN CRAIG PAGE SERGEY N PAGIN RICHARD PAHUYO JAMIE PAIGE REGINA ANNALEE PAIGE TERRY STEVEN PAIGE WILLIAM G PAINE MICHAEL AARON PAINTER RACHEL MARIE PAINTER SHAD T PAINTER ADAM WAYNE PAINTON JOE M PALACIOS MIGUEL PALACIOS ROBERTO PALACIOS
MIGUEL ANGEL PALACIOS GUERRERO ANDREA LIZBETH PALACIOS PALACIOS PABLO PALACIOS-FRAGA SUJIN P S PALAIYAN PRAVEEN PALANISAMI GOPINATH PALANISAMY JEYALAKSHMI PALANISAMY NAVEENKUMAR PALANISAMY VIKASSIVAKUMAR PALANISAMY BALAMURUGAN PALANIVEL
WILLIAM MICHAEL PALAZZOLO CHAD M PALEN DOMINIC JOSEPH PALERMO LUCAS PALERMO MICHAEL A PALERMO SINA CHRISTIANA PALETAOGA JANAY S PALETTE MEGAN JOY PALIGANOFF ALLEN PALINES NINO PALINES AARON J PALKOVIC KATIE LYNN PALLAS RICHARD A PALLASA
LUKE PALLISSARD MATTHEW M PALMA BRADY MCCAY PALMER BRETT LEE PALMER CHRISTOPHER MAURICE PALMER DEZMOND L PALMER DILLON PALMER DUSTIN L PALMER GREGORY J PALMER IAN H PALMER JACOB TODD PALMER JOHN DAVID PALMER KELLY GEORGE PALMER
MCKADE PALMER RACHEL L PALMER RICHARD L PALMER RODNEY A PALMER SAMUEL N PALMER TAYLOR J PALMER TOBIN E PALMER TUCKER DALE PALMER ZACHERY GLENN PALMER RAYMUNDO PALOMARES CARLOS D PALOMINO JUAN A PALOMO ASHOK PALRAJ JOSEPH MICHAEL PALUMBO
MIKE PALUZZI RAYMOND PAMPLONA NILMA PANCHAL PRACHI PANCHAL RUSHABH PANCHAL SHERIDA PANCHAM KUSHAL PANDALA NAGARAJAN PANDIAN MAHDADEV PANDIT NIKHIL NARAHARI PANDIT PAVAN PANDIT PRAJAKTA PANDIT PRATHAMESH PANDIT ARUNPANDI PANDIYAN
CALEB M PANDOL SANGEETA PANDYA DARREN PANGMAN MICHAEL J PANICI MATHEUS PANIZZI KELSEY ROSE PANIZZOLO MICHAEL B PANKEY MICHAEL LEE PANKEY NOAH D PANKEY RICHARD J PANKEY ELLIS LORENZO PANKSTON JOSHUA BARRY PANNELL PRESTON BRYCE PANNELL
BRIAN K PANNELLS EUGENE PANOPIO ERIK C PANOZZO LISA A PANOZZO DANIEL L PANTELLO NESTOR PANTIG ABRAHAN PANTOJA GARCIA SALVADOR PANUCO SANTIAGO SCOTT PAPE CHASE ALEXANDER PAPPA JENS J PAPROCKI ANDRE PAQUETTE JEREMY PAQUETTE PIERRE PAQUETTE
JULIETA PAQUIN LUIS D PARADA MISTY D PARADA RAMON E PARADA RICARDO ANDRES PARADA MALDONADO ANTHONY J PARADA-TAUALII RAMAKRISHNAN PARAMASIVAM KARTHICK RAJA PARAMESHWARAN VETRIVEL PARAMESWARAN HECTOR PARAMO VANESSA ANN PARDEN
JUAN CARLOS PARDO ERIC N PARDON DAVID PARDY ARELI PAREDES CHRISTIAN R PAREDES ESWIN R PAREDES SYLVIA M PAREDES DANIEL S PARENT DAVID F PARENT LANE EDWARD PARENT AUSTIN ESTEBAN PARENTE AVEN WAYNE PARENTE DWAINE PARHAM RAJAN PARHAR
CHRISTOPHER ALEXANDER PARIS JENNIFER MARIE PARIS SCOTT ALAN PARIS JACOB R PARISH JOSEPH H PARISH CASEY LEE PARISOT HAYDAN W PARISOT MARK D PARISOT SHANE D PARISOT NYCIA PARIZEAU ARON RASHEEM PARK DOUGLAS B PARK JOE A PARK III JONG GAK PARK
WILLIAM G PARK II BRANDI PARKER BRANDON ALEXANDER PARKER BRIAN T PARKER BRONSON PARKER BRUCE E PARKER BYRON KEITH PARKER CHARLIE W PARKER CHASE LANDON PARKER CURTIS LEE PARKER JR DALLAS LYNN PARKER DANIEL LANE PARKER DAVID NELSON PARKER
DAVID T PARKER DENNY J PARKER DEREK NICHOLAS PARKER DONNIE L PARKER EDWARD LANE PARKER ERNEST PAUL PARKER GREGORY BRANDON PARKER GUY PARKER HANNAH NICOLE PARKER HAROLD EUGENE PARKER II HEATH CONAN PARKER HEATH N PARKER JACOB BRENT PARKER
JACQUELINE M PARKER JAI CORIAN DONDRE PARKER JAMES LEE PARKER JEFFREY PARKER JOHN D PARKER JOHN RANDALL PARKER II JOSEPH ROBERT PARKER JUSTIN JAMAL PARKER KEITH ALAN PARKER KENNETH R PARKER KEVIN LEE PARKER LATOYA DENISE PARKER
LAWRENCE T PARKER MICHAEL PARKER NATHAN PARKER PAYNE ALEXANDER PARKER PIERCE JARRETT PARKER ROGER DALE PARKER SHAWN LEROY PARKER SR SHYRONE PARKER STACEY D PARKER STEVEN M PARKER TERRY R PARKER THOMAS J PARKER TOM PARKER
TRACY SHAWN PARKER VINCENT ALAN PARKER WARREN RANDALL PARKER WILLIAM BRETT PARKER WILSON MANLY PARKER ZEBULON K PARKER IVAN PARKES CORY LAYNE PARKINSON J BRENT PARKINSON ADRIAN TERRELLE PARKS ANDREW WAYNE PARKS CURTIS W PARKS
DAMIAN W PARKS FREDERICK ANTRON PARKS GUNNAR PARKS JENNA PAIGE PARKS MAISY KATHLEEN PARKS RICKY PARKS JR ROBIN PARKS STATON RAY PARKS NICHOLAS A PARLER CALEB LANE PARMAN JOSHUA D PARMAN CRYSTAL DAWN PARMELEE GARY L PARMER ARTHUR PARNELL
BRANDON KEITH PARNELL GEORGE CHRISTOPHERCLAY PARNELL JAMES R PARNELL STEVEN WAYNE PARNELL II WESLEY JAMES PARNELL GARY S PARO ALICIA RENEE PARR JESSICA E PARR TYLOR MICHAEL PARR EDILSO ROBERTO PARRA JUAN L PARRA LUIS ROBERTO PARRA TERESA PARRA
JORGE L PARRA MATA KEVIN KARL PARRACK JR VINCENZO F PARRELLA ETHAN JAY PARRIOTT MARIA LAURA PARRIOTT EMILY PARRIS AARON P PARRISH GARY A PARRISH HADDEN DRAKE PARRISH REBECCA PARRISH RICHARD BRYSON PARRISH CURTIS ALAN PARROTT LUKE PARROTT
MORGAN LYNNE PARROTT TIMOTHY A PARROTT TRENT A PARROTT WAYNE NEIL PARROTT STEPHANIE OFORIWAA PARRY ADRIENNE A PARSELL DAVID WALTON PARSLEY CEDRIC D PARSON CODY D PARSONS DALTON ALLEN PARSONS JAMIE L PARSONS JESSICA MARIE PARSONS
KOBY BLAKE PARSONS MARY HELEN PARSONS NICKALI DAVID PARSONS ROBERT MONROE PARSONS JR SETH THOMAS PARSONS TIMOTHY PARSONS TIMOTHY PARSONS PIOTR PAUL PARTACZ TRACEY D PARTAIN RONNIE PARTAPSINGH WESLEY AARON PARTEN ALFREDO PARTIDA
LISA DENICE PARTON LOGAN A PARTON CODY PARTRIDGE JACK L PARTRIDGE JR ADITYA PARULEKAR RAHEEL PARVEZ CURTIS RAY PASCH DANA J PASCH JOSEPH R PASCHALL GRACIELLA A PASCOE FERNANDO MIGUEL PASCUAL JOSEPH EDWARD PASSARELLI BRIAN M PASSINI
LARRY KEVIN PASSMORE EARL PASSWATERS PAULINO PASTOR JASON CEDRIC PASTORE JUSTIN A PASTORE MASON EVAN PASTORE BRANDON DEAN PASTORIUS ELOINA DE JESUS DIAZ PASTRANA AMANDA N PATE BRANDON R PATE BRIAN K PATE CHRISTOPHER BRIAN PATE CLETUS B PATE
COREY ALEXANDER PATE DERRICK M PATE DUSTIN JOE PATE ELEX PATE JAMES ROYCE PATE JOSHUA ERIC PATE JUSTIN DALE PATE JUSTIN RANDALL PATE LORA MARIE PATE LUCAS P PATE MICHAEL DON PATE THOMAS L PATE WILLIAM PRESTON PATE AKIBBHAI PATEL
JENILKUMAR NITINBHAI PATEL MANISHKUMAR SOMABHAI PATEL MEET BHARATKUMAR PATEL NAVINCHANDRA PATEL SAMIRKUMAR PATEL WAJID PATEL RAXITKUMAR CHIMANBHAI PATHAK SAMEER KHAN PATHAN PATRICIA C PATHAPHONE ABHISHEK PATIL MOHAN R PATIL NITA PATIL
PRATIK PATIL UMANG PATIL VIKRAM PATIL JUAN ENRIQUE CHALICO PATIÑO ZENAIDA MARIEL PATIÑO ELIZALDE JOSE GUADALUPE PATINO RODRIGUEZ JOHN PATRENETS ALEX G PATRICK BRANDON LEE PATRICK BRENDA LORENE PATRICK EMILY BIEDENHARN PATRICK GREGORY WAYNE PATRICK
HUNTER RAY PATRICK JAMES PATRICK SCOTT J PATRICK THOMAS B PATRICK TYLER DANE PATRICK CHARLES H PATROS KALISANKAR PATTANAYAK CHRYSTAL PATTEN BENJAMIN EDWARD PATTERSON BYRON JAY PATTERSON COTY LEVI PATTERSON DAKOTA KYLE PATTERSON
DANNY R PATTERSON DAVID PATTERSON DERRILL L PATTERSON DILLON PATTERSON DOMINIC CORTEZ PATTERSON JEFFREY L PATTERSON JEREMY J PATTERSON JOSHUA DANIEL PATTERSON JUSTIN MICHAEL PATTERSON KYLE PATTERSON LAWRENCE R PATTERSON MARY PATTERSON
MICHAEL PATTERSON MICHAEL E PATTERSON NICHOLAS ADAM PATTERSON SAMUEL M PATTERSON SHANE W PATTERSON SHAWN PATTERSON SHAWN C PATTERSON T BRILL D PATTERSON THOMAS W PATTERSON TIM PATTERSON TROY JOSHUA PATTERSON
VINCENT PATTERSON WILLIE PATTERSON JOSHUA PATTI RICHARD NICHOLAS PATTILLO DUSTIN V PATTON GEORGE S PATTON JOSHUA DUANE PATTON LATERVIUNCE TERRELL PATTON LESIA E PATTON MICHAEL T PATZKE ANDREW PAUL ANDREW THOMAS PAUL CHRISTOPHER J PAUL
DAVID E PAUL JOSHUA WADE PAUL MATTHEW CHRISTOPHER PAUL PRINCESS JAZZMA JERIQUETTA PAUL SAMANTHA GAYLE PAUL SITA PAUL STEPHEN B PAUL ZACHARIAH PAUL MUTHU PAUL DURAI ROBIN L PAULETICH ANTHONY LEE NICHOLAS PAULEY RICHARD DAWAYNE PAULEY
CHRISTOPHER ANDREW PAULL ANDREA S PAULO TABITHA A PAULSEN MILES EVAN PAULUS SHERIC LEE PAULUS JASON T PAULY DANIEL W PAUSTIAN LUCAS C PAUSTIAN TONY JAMES PAVKA RYAN L PAVLIK DENNIS PAVLOVICH GUS J PAXTON SOHEB PAYAK FARZIN PAYAMFAR JUAN C PAYAN
VIOLA PAYAN KYLE PAYANT CYRIL PAYET ABIGAIL PAYNE BLAKE LYNDON PAYNE BRAD A PAYNE BRANDON KYLIE PAYNE CHAD J PAYNE CLINT PAYNE COREY DAVID PAYNE DARRILL PAYNE DEVON DWIGHT PAYNE DONALD C PAYNE JACOB H PAYNE JACOB LEON PAYNE JAMES T PAYNE
JEFFREY ALAN PAYNE JONAS T PAYNE JONATHAN T PAYNE JOSHUA D PAYNE JOSHUA S PAYNE MAHRQUISE D PAYNE MATTHEW OWEN PAYNE NOAH ALAN PAYNE NORMAN PAYNE RISTEL D PAYNE II RODNEY WADE PAYNE ROSS MARTIN PAYNE SCOTT PAYNE SHANNON PORTER PAYNE
THOMAS PATRICK PAYNE WILLIAM K PAYNE WILLIAM R PAYNE JR WILLIAM T PAYSEUR EMILY RAY PAYTON JUSTIN L PAYTON PATRICK A PAYTON SHANE MITCHELL PAYTON TAMMY MARIE PAYTON ISAAC J PAZ MARIA YASSELI PAZ FAJARDO ALEJANDRO PAZ SUAREZ JEFFREY T PEACE
JOEY K PEACE SR WADE DAVID PEACH AARON C PEACOCK JESSE PEACOCK JOSHUA M PEACOCK MICHAEL M PEACOCK NICK PEACOCK WILLIAM ANDREW PEACOCK DAVID L PEADRO MICHAEL D PEAKE MARILYN S PEARCE SAVANNA ANN PEARCE MATTHEW O PEARMAN STACY PEARSALL
ALONZO JAVON PEARSON ANTHONY LYNN PEARSON BRENT R PEARSON CHRISTOPHER BLAKE PEARSON GABRIEL JAMES PEARSON JACQUALINE P PEARSON JENNIFER PEARSON PATRICIA PEARSON PAYTON RAY PEARSON SKYLER T PEARSON TERRY BOBBY GENE PEARSON
TYLER BROOKE PEARSON TYRONE PEARSON TARA S PEASE TODD A PEASE WILLIAM LEE PEASE JASON ROBERT PEATROWSKY TONY PEAY TRUDY PEBLEY JEFFREY LEONARD PECANTY ELIUD ANTONIO PECINA MARK E PECK RYAN M PECK KYLE J PECKMANN PAUL J PECONGE II
DANIEL ALEXANDER PEDEN CARTER PEDERSEN JENNA PEDERSEN POUL V PEDERSEN JR AARON PEDERSON BRAD PEDERSON LORI A PEDERSON CALEB R PEDIGO TIMOTHY RAY PEDIGO ALISSA PEDRAZA DIONICIO PEDRAZA OMAR PEDRAZA THABATA ROBERTA PEDROSO B DE OLIVEIRA
GUADALUPE PEDROZA GUADALUPE PEDROZA JR ANDREW JACKSON PEEBLES CODY BYRON PEEBLES JAMES EDWARD PEEBLES III BOBBY PEEK BRADLEY W PEEK CHARLTON L PEEK DALTON W PEEK DELORIS A PEEK SCOTT STEVEN PEEKENSCHNEIDER ROBERT PEEL CLARENCE HENRY PEELE
JAMES E PEELER II GARY EDMOND PEEPLES BRANDY BOOTH PEEPLES JONATHAN DAVID PEEPLES MOHAMED RASOOL MOHIDEEN PEER MOHAMED ROBERT ALEXANDER PEETE MICHAEL PEIL AGUSTIN SANDOVAL PEINADO OMAR PEIRO BRANDON K PEISER AMANDA K PEITZ MICHAEL J PEITZ
NICHOLAS J PEITZ RACHEL MARGARET PELC RONIE A PELCZYNSKI LESLIE W PELERINE JACQUELINE R PELFREY JOHN CONNOR PELLEY SEAN M PELOQUIN KRYN PELTER JULIE M PELTS WILLIAM DICKSON PELTS AMANDA DENISE PEMBERTON-JOHNSON
SHAWN R PEN ALEJANDRO PENA ELIAS NA PENA GABRIELA PENA GERARDO GARCIA PENA GLORIA ANITA PENA JOSE ALBERTO PENA MARCO PENA STEVEN PENA ALEXIS PENA CARRIZALES GUSTAVO PENA CRUZ ENRIQUE PENA REINA YAZHIR SASHARY PENA-PEREZ LOGAN EUGENE PENCE
SEAN E PENCE WILLIAM MICHAEL PENCE SARAH K PENDARVIS AUSTIN BLAKE PENDERGRASS BRIAN S PENDERGRASS RICHARD P PENDERGRASS TOBY N PENDERGRASS ZACHERY KEITH PENDERGRASS ADAM C PENDLETON AMBER MARIE PENDLETON JIMMY SHANE PENDLEY
JOSEPH A PENEPENT JR EDDIE R PENIX STORM ALEXANDER JAMES PENIX DUSTIN THOMAS PENKUNAS JUSTIN ALLEN PENLAND DARRELL PENN NOLAN RANDALL PENN RICHARD M PENN GARY D PENNELL SETH D PENNELS ARVIL KEITH PENNINGTON BARRY W PENNINGTON II
CHRISTOPHER LEE PENNINGTON RYAN EDWARD PENNINGTON MARK A PENNOCK THOMAS PENTON JOSE LUIS PEÑUELAS AGUIRRE GOWTHAM PENUMATSA CHARLES WEYBRECHT PEOPLES DEMETRIOUS PEOPLES DENICE N PEOPLES STEPHEN PEPIN DONALD PEPLINSKI NICHOLAS LEE PEPPER
MARK PEQUEGNAT HECTOR NA PERALES JEREMIAH LEE PERALES MARIA JOSE PERALES LOPEZ TAIRON NA PERALTA LOPEZ CADE AUSTIN PERCELL JULIO DANIEL PERDOMO WILFREDO JOSE PERDOMO BOBBY A PERDUE NATALEE J PEREA TINA D PEREA TREVOR R PEREA
CLAUDIA YOLANE PEREIRA MIKE PEREIRA ULISES PEREIRA REIS ADRIAN PEREZ ANDRES PEREZ ANDRES PEREZ ANDREW SCOTT PEREZ ANTONIO DEJESUS PEREZ ARMANDO MANUEL PEREZ BRANDON P PEREZ CRUZ PEREZ DANIEL PEREZ DANIELA PEREZ DAVID PEREZ DAVID PEREZ
EARNEST PEREZ ELDER SAMUEL PEREZ EMMANUEL PEREZ FERNANDO PEREZ GERMAN PEREZ GUSTAVO PEREZ HECTOR PEREZ HUMBERTO PEREZ JAVIER PEREZ JISELLE PEREZ JOSE PEREZ JOSE PEREZ JR JOSE EMANUEL PEREZ JOSE M PEREZ JOSE R PEREZ JOSHUA NICHOLAS PEREZ
MARIE ELSA PEREZ NICHOLAS NATHANIEL PEREZ PABLO PEREZ PABLO ISMAEL PEREZ PEDRO EMILIO PEREZ JR PRISCILLA PEREZ RAUL CALDERON PEREZ ROBERTO PEREZ WILDER PEREZ BRYAN ALFREDO ACOSTA PEREZ CESAR EDUARDO TELLO PEREZ JUAN ANDRES COLORADO PEREZ
DAVID PEREZ ALVAREZ CAMILO JOSE PEREZ BLANCO PEDRO JOSE ARMANDO PEREZ ESPARZA JUAN MANUEL PEREZ FIERROS MARIO PEREZ FIERROS VICENTE PEREZ GARCIA WALTER A PEREZ GARCIA HUMBERTO PEREZ GONZALEZ LUIS ENRIQUE PEREZ LERMA LUIS PEREZ LOPEZ
GABRIEL PEREZ MARISCAL JOSUE MANUEL PEREZ MARTINEZ HUGO PEREZ OLIVA KLEIVERS JOHANS PEREZ RANGEL FERNANDO PEREZ TEPOZANO EMILIANO REYES PEREZ Y PEREZ PRABAHARAN PERIAKARUPPAN KANAGESHPRABHA PERIANNAN MOHANPRASAD PERIYASAMY
FLORESHA PERKECI CARL H PERKINS CHARLIE C PERKINS DEREK C PERKINS JOHN R PERKINS JOSEPH MICHAEL PERKINS JOSEPH ROY PERKINS KELLIE KNUFF PERKINS KRISTIN PERKINS NICOLE D PERKINS ROBERT PERKINS TREVOR D PERKINS JAMES PERKINSON ALLYSSA D PEROTTI
DONOVAN PERRON JEAN-SEBASTIEN PERRON NORMAND PERRON CHASE ROBERT PERRY CHRISTOPHER M PERRY COLTON JOSHUA PERRY DARRELL SCOTT PERRY DONALD BRAD PERRY ERNEST J PERRY GARY BINGHAM PERRY GINA R PERRY JACOB A PERRY JESSE PERRY
LEANN NAOMI ALMA PERRY LEON W PERRY IV LUKE AARON PERRY MARK A PERRY MATTHEW RYAN PERRY MELISSA M PERRY NICHOLAS VICTOR PERRY PATRICIA JANELLE PERRY ROBERT A PERRY SARAH DRUSILLA PERRY SEAN PATRICK PERRY STEPHAN MATTHEW PERRY STEVEN C PERRY
TANNER C PERRY THADIOUS WOOD PERRY THOMAS A PERRY WALLY SCOTT PERRY WALTER R PERRY IV WALTER THOMAS PERRY II HAYDEN PERSAD KEVIN PERSAD JONATHAN PERSADIE SHAWN ADESH PERSADSINGH SUZETTE H PERSAUD-WALCK GERALD D PERSLEY BRANDON T PERSON
RODNEY LEWIS PERSON VINCENT S PERSON CURTIS G PERSONS II BALAJI PERUMAL RAJA PERUMAL CECILIA PESCE ASHDEN NA PESHLAKAI CAROLE EMILY PESTA ROBERT PETER JOEY PETERMANN AARON C PETERS ASHLEY ELIZABETH PETERS BRAD S PETERS BRANDON EDWARD C PETERS
COREY J PETERS DALLAS WAYNE PETERS JASON PETERS JEREMY A PETERS KALEB AUGUSTUS PETERS KAREN L PETERS KOLBY G PETERS MASON ZACHARY PETERS MICHAEL E PETERS MITCHELL ANDREW PETERS NEVIN DONALD PETERS CASEY D PETERSEN DALTON RICHARD PETERSEN
DANIEL J PETERSEN GARY L PETERSEN KEITH L PETERSEN KOVAR ANDRUS PETERSEN NATHANIEL R PETERSEN RYAN PETERSEN ALEX PETERSON ARIEL PETERSON BLAINE M PETERSON BRAYLAN M PETERSON BRAYVEN RODNEY PETERSON CHASE M PETERSON DEMETRIUS L PETERSON
DENNIS P PETERSON ERIC D PETERSON ETHAN SETH PETERSON EVERETT PETERSON GERALD A PETERSON JAMES R PETERSON JARED PETERSON JASON PAUL PETERSON JASON W PETERSON KENNETH J PETERSON KRISTINE ELISE PETERSON KYLE ALAN PETERSON LAURA PETERSON
LAVONNE DEPRIE PETERSON LAWRENCE PETERSON MICHELLE M PETERSON ROY G PETERSON RYAN DEWAYNE PETERSON STEPHEN MATTHEW PETERSON TIFFANIE MARIE PETERSON ZACHARY K PETERSON CODY PETIT JUSTIN M PETIT BRANDON PETRASCHUK JAMES R PETRILL JR
JUSTIN D PETRILL RYAN JAMES PETRILL JONATHAN CLARKE PETRILLO MIKE ANTHONY PETROS BRYAN J PETRUS NATHAN PETRY MISTI A PETT DONELL PETTAWAY BRET ALAN PETTIT DERIC F PETTIT EDIE JO PETTIT CLEANARD DORSIS PETTUS DAVID R PETTUS DUSTIN C PETTY
STACEY TURNER PETTY KELLY R PETZOLD JASON LEE PEYTON BRADLEY S PFEFFERKORN HUNTER PFEFFERKORN JASEN P PFEFFERKORN JEREMY D PFEFFERKORN NATHAN J PFEFFERKORN BRUCE D PFEIFER ISAAC A PFEIFER MICHAELA M PFEIFER TISHA L PFEIFFER RYAN D PFIESTER
VINCENT ALLEN PFIRMAN JASON A PFLEDDERER KAMERON ANDREW PFLEDDERER MARTY D PFLUEGER MONTE C PFLUEGER ROBERT PFLUGRADT CHRISTOPHER D PFORR RYAN PAUL PFOUTS SHUBHAM PHADKE CHAU BICH PHAM DAVID TUYN PHAM KIM T PHAM MICHAEL PHAM
TRONG VAN PHAM TIPHAKAYSONE PHAYPRADITH AMY GEAN PHELPS BRANDON CLAY PHELPS BRICE EDWARD PHELPS CADEN ANDREW PHELPS CODY ALLAN PHELPS JERRY DUANE PHELPS JOSEPH M PHELPS LARRY R PHELPS MATTHEW M PHELPS TERRY W PHELPS TONY A PHELPS
MICHEAL PHILION SAMUEL JUNIOR PHILIPPE WAYNE PHILIPPE ESTELLA DAWN PHILLIPS JOSHUA PHILLIPS ELVIS PHILLIP NEGUS PHILLIP TYRONE J PHILLIP BRIAN T PHILLIPPI ALLEN OWEN PHILLIPS ALSTON S PHILLIPS ANDREW W PHILLIPS ANTHONY J PHILLIPS AUSTIN ALAN PHILLIPS
AUSTIN RAY PHILLIPS BOBBY PHILLIPS BRANDI NICOLE PHILLIPS BRANDON AUGUST PHILLIPS BRANDON KYLE PHILLIPS BRYANT JAMISON PHILLIPS CHAD DURHAM PHILLIPS DANIEL PHILLIPS DARREN PHILLIPS DAVID PHILLIPS DUSTIN DWIGHT PHILLIPS FRANKLIN M PHILLIPS
HANK DEA PHILLIPS HUNTER F PHILLIPS JAMES EDWARD PHILLIPS JASON PHILLIPS JEREMY LEE PHILLIPS JEREMY MICHEAL PHILLIPS JESSICA PHILLIPS JOHN D PHILLIPS JR JONATHAN DERRIK PHILLIPS JONATHAN S PHILLIPS JOSEPH PHILLIPS JUSTIN PHILLIPS KENNETH BRANDON PHILLIPS
KENNETH JACOB PHILLIPS KENNY DEWAYNE PHILLIPS LISA PHILLIPS LONNIE B PHILLIPS LUKAS MCWILLIAM PHILLIPS MICHAEL JOSEPH PHILLIPS NATHANIEL RICHARD PHILLIPS PAUL G PHILLIPS PETER J PHILLIPS RICHARD DAVID PHILLIPS RONDAL B PHILLIPS RUSSELL T PHILLIPS
RUSTY MCWILLIAM PHILLIPS SETH HARRISON PHILLIPS SPENCER PHILLIPS THORN BRYCEN PHILLIPS TIMAREE PHILLIPS WYATT FRANK PHILLIPS KYLER PRESTON PHILPOT DAVID E PHILPOTT AUSTIN REID PHINNEY GARY WAYNE PHIPPS MEGAN ELISABETH PHIPPS CHRISTOPHER ALAN PHLIPOT
JERROLD W PHOENIX PAULO PHOMMARATH VAN PI MITCHELL D PIASECKI LOGAN PIASKOSKI CHASE PIATT MICHAEL PIATT TODD VERNON PIATT TONI RENE PIATT JOSEPH HARRY PIAZZA ROOSEVELT AGUSTIN PICADO BARAHONA CHRISTOPHER DONNIE PICAZO XIOMARA LIZETH PICAZO
PETER M PICCIANO NICHOLAS CHRISTIAN PICHARDO JOHN DAVID PICKARD SHANE WEEKS PICKARD STEVE PICKARD FRED J PICKELSIMER BRIAN AUBREY PICKENS JAMES E PICKENS JERALD KEITH PICKENS KAREN PICKENS RONALD N PICKENS CHRISTOPHER PICKER TODD MATTHEW PICKER
TRAVIS PICKERING BENJAMIN M PICKETT JOHNATHAN M PICKETT JOSHUA A PICKETT KATRINA JOLYN PICKETT NICHOLAS PICKETT JALEN DONYELL PICKETT HICKS RICHARD S PICKING PAMELA PAIGE PICKLE TRAVIS PICKLE AARON LYMAN PICKLESIMER DEVIN CHARLES PICKLESIMER
KARL PIECZARA JUAN NOE PIEDRA BANDERAS HOLLY A PIEKLIK AUSTIN PIEL CLINTON L PIEPHO BRIAN RUSSELL PIERCE BRYCE S PIERCE CLAYTON MICHAEL PIERCE CODY REX PIERCE DAVID PIERCE GREGORY S PIERCE GUNNAR ZACKARY PIERCE HANNAH LEIGH PIERCE JACOB ELI PIERCE
JOHN HAYDEN PIERCE JOSHUA PIERCE KC CASH PIERCE KIMBERLY PIERCE NICHOLAS PIERCE NOAH L PIERCE SHAWN ROBERT PIERCE SPENCER DAVID PIERCE TANJAY MONEA DELLA PIERCE TANNER SCOTT PIERCE TARA NICOLE PIERCE TODD EDWARD PIERCE TRAVIS J PIERCE
LANDYN SHANE PIERCEFIELD WAYNE EVAN PIERCY ALLISON MARIE PIERONI JOHN E PIERSON ANTHONY PIETRANGELO DANNY L PIETT JACQUES PIGEON BRIAN A PIGULA ANTHONY CRAIG PIKE DYLAN RAY PIKE ERIC DANIEL PIKE JEFFREY W PIKE MATTHEW BENJAMIN PIKE MATTHEW R PIKE
JOHN A PIKEY JOHN S PIKEY SAMUEL PIKEY EDWARD PIKULA DENNIS CHARLES PILARCZYK VALENTIN DANIEL PILATI JOSHUA KYLE PILATO LUCAS PILCH STAN PILCH TREVOR RANDT PILCHER WALKER ROSS PILCHER WALLACE BROCK PILCHER CALEB PARKER PILECKI ADAM WADE PILKINGTON
TERRY A PILKINGTON MARK ROBERT PILLARELLA PHILIP DAVID ROY PILLI JUAN RAMON PIMENTEL MARIO ALEJANDRO PIÑA TERAN EVONDRA A PINCKNEY PRESTON M PINCKNEY SR RONALD PINEDA GEEPCER RONAHEL PINEDA LOPEZ DIEGO PINEDA MIJANGOS REFUGIO PINEDO CUEVAS
JOSE ANGEL PINEDO LOPEZ DONNA L PINELA SIGALE MARIE PINERO KEVIN LEE PING STEVEN E PING JOSEPH PINGET CHRISTOPHER C PINGREE TYLER J PINKELMAN JAMES NATHAN PINKERTON CHRISTOPHER W PINKHAM JARROD J PINKHAM JOSHUA PINKLEY EDWARD PINKOWSKI
JAMES BRADLEY PINKSTON MICHAEL ANTHONY PINNARO MARK H PINNEY ANDRES J PINO LUIS ANGEL PINO MACHADO JAIME PINON JESSICA LYNN PINT JUSTIN D PINT JULIO CESAR PINTADO RINCON BRYAN HEATH PINTO CRISTIAN PINTO MARCIN DANIEL PIOTRZKOWSKI DEVAN DANE PIPER

LINDSEY MICHELLE PIPER MILENKO PIPERAC BREANNA N PIPES TIMOTHY B PIPHER CHARLES ALLEN PIPKIN CHRISTOPHER G PIPKIN JADEN N GAGE PIPKINS BRANT GABRIEL PIPPIN JONATHAN M PIPPIN LEVI CALVIN PIPPIN MITCHELL PIPPIN TIFFANY MARIE PIPPIN-PARKS JAMES P PIPPINS
PATRICK CHASE PIPPINS SARAVANAN PIRAMUDURAI PANDIAN ALYSSA BROOKE PIRTLE LARRY J PISEL JR APRIL PISKORSKI ASHLEY MARIE PISKORSKI TERRENCE I PISKORSKI NATHAN JAMES PISTORY GILBERTO PITA HERNANDEZ BALDEMAR PITA VILLASENOR DIANA LAURA SANCHEZ PITAYO
BRIAN CHRISTOPHER PITCHER JONATHAN E PITHOUD TYLER ALAN PITHOUD HENRY COLT BUBBA PITMAN ANDREW PITRE JODY A PITTENGER ANDREW S PITTMAN DERRICK DEKOVA PITTMAN JARETT PITTMAN JIMMY R PITTMAN KAREN R PITTMAN KENNETH LEFLOYD PITTMAN
ROBERT L PITTMAN RODGER W PITTMAN STEVEN O PITTMAN ERIC W PITTS JALON LAMONT PITTS JOHN PITTS JR JUSTIN DRAKE PITTS ROBERT BRICE PITTS STEPHEN PITTS VIRGILAN LYNN PITTS WILLIAM CHRISTOPHER PITTS APRIL DANIELLE PITTS BAGGETT JACOB J PITZ AUSTIN PITZER
ROBERT A PITZER III MATTHEW PIVONKA ARLEN WADE PIXLEY JORGE C PIZANO JULIAN A PIZARRO JR MIGUEL ANGEL PIZARRO JUAN MANUEL PLACCO GABRIELLA EVITHA AURORA PLACENCIA JONATAN SAMUEL PLACENCIA BERUMEN KEVIN ALEJANDRO PLACENCIA BERUMEN
VICTOR JASIEL PLACENCIA BERUMEN TIMOTHY MICHAEL PLAISANCE NOEMI VIRGINIA PLANCARTE JOEL PLANCARTE-TORRES ADAM F PLANER ERIC S PLANER ROD S PLANER ZACHARY EVAN PLANER SCOTT PLANEY DUANE H PLANK ELDON H PLANK JEREMY MICHAEL PLANK
MICHAEL D PLANK NATHAN H PLANK JAMES R PLANKEY OLIVER PLANTE JOSE MARIA PLASCENCIA CHAD E PLASTERS NATALIA PLATASH CRYSTAL L PLATT JASON C PLATT SEAN PLATT BRADLEY V PLAYER CHARLES L PLAYER JR DAWN PLAYER ROBERT D PLAYER BEVERLY MAE PLAYFORTH-SUESS
ROXANA ABIGAIL PLAZOLA HELEN EDITH PLEASANT MICHAEL E PLEASANT MICHAEL E PLEASANT JR OLIVER D PLEASANT III COY WAYLON PLEMONS DION K PLESSINGER COREY PLIS STEVEN CARL PLOENSE NORMAND PLOURDE CHRISTOPHER K PLUARD ABDIEL PLUMEY-DIAZ
CALEB M PLUMMER CHRISTOPHER ROBIN PLUMMER MICHAEL ROBERT PLUMMER SKYLER ROBERT PLUMMER TREYTON WESLEY PLUMMER AARON PLUNK BRENNAN PLUNKETT JASON M PLUNKETT JIMMY TRAVIS PLUNKETT STEPHEN R PLYLER ROY WESLEY PLYMATE III JASON OMAR POBLANO
RORY J POCHE CORY D POCHOP JEREMY D POCHOP MATTHEW J POCHOP ZACHARY C POCHOP TRAVIS J PODANY JASON PODBILSKI DANA D PODLISKA CAMERON GAGE POE DAVID W POE JOSEPH ADAM POE MEGAN DANIELLE POE PAUL EDGAR POE SHANNON WAYNE POE PAUL A POESCHL
JAMES L POFAHL JODYE MARIE POFF BRYAN K POGUE BRIAN POHL DOROTHY MICHELE POHLMAN SHANE MICHAEL POINSON CHRISTOPHER J POINTER MALAKI JERMAINE POINTER OMARION MONTAE POINTER GUILDO POITRAS STEVE POITRAS MARY L POLAK MARK D POLASKI
ADAM BLINKE POLE BRIAN C POLECK MYKOLA POLIANYTSIA ADAM J POLING CHRISTOPHER ALLEN POLING DANIEL J POLING CHANDRASEKHARA RAO POLISETTY ANTWUAN J POLK BRIAN DOUGLAS POLK WILLIAM A POLK-GOOD LEE SCOTT POLLAN CHANCE BRAYDEE POLLARD
STEVEN EARL POLLARD TIM POLLARD JR JUSTIN S POLLETT HENRY POLLETTA JENNIFER POLLIO ANDREW DOUGLAS POLLOCK CHRISTOPHER R POLLOCK DEANIE ELIZABETH POLLOCK ERIC THOMAS POLLOCK GLENFORD POLLOCK GREGORY DON POLLOCK HUNTER KEITH POLLOCK
NICHOLAS JAMES POLLOCK ROBIN N POLLOCK JACOB CHASE POLMAN WILLIAMS POLO SALOM JOSEPH OTIS POLSON JUSTIN ROBERT POLSON ALVIN L POLT BRADLEY A POLT DALTON DAVID POLT DANIEL J POLT JORDAN R POLT NATHAN A POLT NICOLE A POLT STEVEN J POLT
AMANDA POLUM AMANDA POLZE HUNTER L POMEROY NATHAN WILLIAM POMORIN CHRISTOPHER RYAN POMPA FLOYD L POMPEY III KEVON POMPEY CHRISTOPHER CORDAL POMPILIO DERRICK POMRANKY ALBA E PONCE JESUS ALBERTO PONCE LUIS A PONCE OSCAR SERGIO PONCE FAJARDO
JOSE MANUEL PONCE MALDONADO ALAN PONCE PAZ ROBERT JASON POND BRIAN EVAN PONDER CLARK J PONDER MICHAEL W PONDER RAVI KUMAR P PONNUKUMARAN N SELVAPRABHU PONRASU DENNIS P PONTON DAVID C POOL BENJAMIN HAYES POOLE CODY POOLE DAVID C POOLE
DEREK JAMAR POOLE JOHNATHAN SHANE POOLE STEVEN CRAIG POOLE WILLIAM C POOLE III DAVYON JAQUEL POOLER THAD N POORE JAMES CASEY POORES ASHALATA POPAT AWHAD CALVIN L POPE GERTRUDE A POPE MEOUN F POPE MICHAEL L POPE NICK POPOVACKI IVANA POPOVIC
AARON POPPER DENICE POQUETTE CHRISTOPHER ALLEN PORCH CLARENCE L PORCHER RODNEY L PORCHER VAUGHN JORDAN PORCHER KEVIN J PORDON NICHOLAS PORDON JUAN MANUEL PORRAS RUEDA IVAN PORRAS SARMIENTO DINO A PORRAZZO MARK S PORRITT
DEVAAMIRTHAM PORSELVAN SHARMITA SAHA PORSHIA JOSEPH R PORT PATRICK PORT THOMAS J PORT III VALLIE B PORT ANDREW S PORTER DAMION BRETT PORTER DUSTIN R PORTER JON S PORTER KIMBERLY PORTER LUKE MATTHEW PORTER MATTHEW PORTER NEIL TRAVIS PORTER
SIMMS L PORTER STEVEN PORTER SUSAN M PORTER JOHN WALTER PORTERFIELD LESA MELAINE PORTERFIELD MIGUEL A PORTILLO ROBERTO MIGUEL PORTILLO JUAN ANTONIO PORTILLO-PINEDA ROBERT LEE PORTIS DAVID POSAS DOUGLAS ISAAC POSEY THOMAS EBER LEE POSEY
WYATT ANDREW POSEY STANISLAW E POSLUSZNY RICHARD F POSPISIL RYAN R POSPISIL ROBERT POSS DYLAN MATTHEW POST JAMES FRANCIS POST BRANDON A POSTAL KENNEY DOYLE POSTEN GREGORY S POSTHAUER CHARLES O POSTON JR CLINT A POSTON DAVID ALLEN POSTON
JAMES M POSTON JAMES N POSTON JONATHAN P POSTON MICHAEL H POSTON JR MICHAEL WAYNE POSTON JR ROBERT DUNCAN POSTON RONNIE W POSTON TALBERT LUCAS POSTON ZACHERY JAYCE POSTON RYAN P POTIER COLTEN DAVID POTKEY BROC DANIEL POTTER COLLIN LEE POTTER
DANIEL LEE POTTER GARRISON KOLE POTTER GARY D POTTER KEVIN MICHAEL POTTER SHANELLE LEE POTTER STEVEN TYLER POTTER WILLIAM OSCAR POTTER JORDAN CHASE POTTS JOSEPH B POTTS SPENCER RAY POTTS TERESA JO POTTS DOUGLAS POULIN DAPHNE RHODES POULK
JOSEPH A POULK EILEEN B POULOS BONNIE L POULSEN JOSHUA C POULSEN KEVIN WAYNE POUND QUENTIN B POVEY SHITAL POWAR AUSTIN SCOTT POWELL BRADLEY T POWELL BRANDON MICHAEL POWELL CALEB GARRETT POWELL CALEB GRANT POWELL CHRISTOPHER S POWELL
DANIEL LEE POWELL DARRYL T POWELL DEVERON POWELL DYLAN MICHAEL POWELL ERIC ANTHONY POWELL GEORGE C POWELL JR JACOB I POWELL JAMES B POWELL JAMES G POWELL JAMES LEROY POWELL JEREMY A POWELL JONATHAN B POWELL JORDAN NICOLE POWELL
JOSHUA POWELL LANA DELAINE POWELL LANDON AUSTIN POWELL MARK MACKAY POWELL MICHAEL POWELL NOAH ELIJAH POWELL ROBERT C POWELL ROBERT HAYDEN POWELL ROBERT L POWELL SAMANTHA JEAN POWELL SARAH LYNN POWELL TIKEYLA L POWELL TONY M POWELL
WAYNE POWELL WILLIAM WARD POWELL WILSON TRAVIS POWELL MATTHEW POWER SANDEE POWER ANDREW JOSEPH POWERS CLYDE R POWERS EARL D POWERS ERNEST DEAN POWERS JACOB POWERS JACOB MITCHELL POWERS JEFFREY J POWERS JOHN HANSFORD POWERS
LLOYD V POWERS MARK E POWERS PRESTON XAVIER REED POWERS ROCKWELL S POWERS III RUSSELL JAY POWERS SOPHIA LATRESE POWERS THOMAS JAMES POWERS LUKE MARTIN POWROZNIK AMY S POYNTER TERRY L POYNTER CHRISTOPHER WAYNE POYTHRESS JASON LEE POYTHRESS
WAYNE T POYTHRESS NICKOLAS POZAR ALEX J POZDOLL PABLO POZOS MARTINEZ AKSHAY PRABHAKAR MHATRE SANTHOSH VISHNU PRABHAKARAN SAHIL PRABHUDESAI CAMDEN L PRACHYL PHILIP LAFOUNTAIN PRALL NATHAN P PRANGER BRANDON H PRATER ERIC WARREN PRATER
MATTHEW A PRATER MITCHELL PRATER MATTHEW THOMAS PRATHER CHRISTOPHER NASH PRATT MAXWELL WALKER PRATT MELISSA N PRATT TRAVIS W PRATT BRANDON D PRAUNER JAYDEN JOE PRAUNER KYLE W PRAUNER PAYTON A PRAUNER ANTONIO L PRECIADO JYLES PREFONTAINE
TODD PREISSIG MICHELLE MARIE PREISTER JULIE LACY PREJEAN BRANDON L PRELLWITZ CHRISTIE PRENTICE JAMES RENE PRESA DAVE PRESCOTT ETHAN MATTHEW PRESCOTT JOHNNY B PRESCOTT JR WILLIAM E PRESCOTT III JULIANNE PRESCOTT-WHITE ALAN PRESLEY
ALEX STEPHEN PRESLEY CHARLES M PRESLEY DUJUAN L PRESLEY JENNIFER LEE PRESLEY JOSEPH DAVID PRESLEY JOSHUA C PRESLEY SEAN CHRISTOPHER PRESLEY FREDERICK LAMONT PRESSLEY JEFFREY A PRESSON THOMAS A PRESSON MICHAEL A PRESTON MINDY MELISSA PRESTON
NATHAN E PRESTON TIMOTHY M PRESTON EUGENE B PRETORIUS PHILLIP EDWARD PRETRE ASHLEY PRETTY TJ PRETTY AYDEN HAYNES PREVATTE JOSHUA ANDREW PREVETTE STEVEN LEE PREVITT DONALD K PREVOST JEFFREY JOSEPH PREVOST JOSEPH MARCUS PREWITT DENYS PRIADKA
ANDREW MARVIN PRIBBLE JOHN M PRIBNOW AARON PRICE ALBERT LEE PRICE AMBER M PRICE ANN E PRICE APRIL M PRICE ARON J PRICE AVERY MORGAN ROURKE PRICE CASSANDRA L PRICE CHRISTOPHER PRICE CHRISTOPHER LEE PRICE CORRY ALLEN PRICE DALTON ZANE AUSTIN PRICE
DANIEL PRICE DANIEL STEPHEN PRICE DAWSON PRICE DYLAN THOMAS PRICE GENE ALLEN PRICE HOLDEN DALE PRICE JAMIE M PRICE JASON A PRICE JASON WADE PRICE JEFFREY J PRICE JENNIFER A PRICE JEREMY EUGENE PRICE JEROD J PRICE JOHN P PRICE JONATHAN PRICE
LATOYTA VEMEER PRICE MARK A PRICE MELISA PRICE MELISSA PRICE MELVIN M PRICE JR MICHAEL J PRICE MICHAEL JARED PRICE NICHOLAS E PRICE REGINALD PRICE ROBERT PRICE RUSSELL PRICE RYAN N PRICE SAMUEL LAMAR PRICE TERIC TREVORR PRICE TIMOTHY J PRICE
TREVOR STERLING PRICE TYLER LAURENCE PRICE WILLIAM T PRICE TONY M PRIDDY DARALE DUPREE PRIDE SR STEVEN PRIDE DANIEL S PRIDEMORE REDRICK LAMAR PRIDGETT JASON M PRIEBE STEFAN MATTHEW PRIEDITIS REYNA LETICIA RODRIGUEZ PRIETO JOSHUA PRIEWE
MICHELLE PRIEWE JARROD MICHAEL PRILL THOMAS M PRIM CHANCY PRIMAS ANTHONY J PRINCE CHAD SHANNON PRINCE DYLAN PRINCE JARED R PRINCE TYLER J PRINCE KEVIN PRINCIPI KENNETH PRINGLE PARKER STEVEN PRINGLE TIMOTHY A PRINTZ LUCAS NATHANIEL PRISOCK
CALEB PRITCHARD CHRISTOPHER ROSS PRITCHARD HEATHER R PRITCHARD JACOB ALLEN PRITCHARD JEFFERY L PRITCHARD JOSHUA PAUL PRITCHARD JULIE MARIE PRITCHARD RON PRITCHARD PATRICK E PRITCHER DAVID W PRITCHETT JUSTIN DAVIS BOWMAN PRITCHETT
STEVEN TYLER PRITCHETT THOMAS WARD PRITCHETT ADAM WILLIAM BLAKE PRIVETT BRADLEY A PRIVETT COREY D PRIVETT LARRY DEE PRIVETT MATTHEW JOSEPH PRIVETT R PRIYADHARSHINI TIMOTHY L PROCHASKA TRAVIS R PROCHASKA GEORGIA PROCK TIMOTHY W PROCK
ADAM A PROCTOR BRAYDEN KYLE PROCTOR BRIAN LEE PROCTOR CHAUNCEY G PROCTOR CODY A PROCTOR JOSEPH PROCTOR JOSHUA D PROCTOR JUSTIN N PROCTOR LACI BROOKE PROCTOR MATTHEW COLTON PROCTOR SCOTTY R PROCTOR SHARI L PROCTOR TAYLOR PROCTOR
LISETTE E PROENZA MATTHEW JAMES PROFFITT TERRY L PROFFITT TYSON PROM MICHAEL W PROPER JUSTIN D PROPP AYDEN JAMES PROSOSKI THOMAS PHILLIP PROSSER WILLIAM CRAIG PROSSER JR SELBY PROUD CLINTON PROUGH JACOB PROUGH SHAWN PROULX TRAVIS PROULX
KORY PROVENCHER EMME PRUEFER ADRIAN DALTON PRUETT ALEC JAMES PRUETT JASON D PRUETT JUSTIN KARL PRUETT KIRBY L PRUETT KRISTINA JOANN PRUETT MEAGEN NICOLE PRUETT WILLIAM KENT PRUETT RICHARD L PRUIS AUSTIN LEE PRUITT BROCK J PRUITT
CHRISTOPHER BRAXTON PRUITT DEMETRIUS JAMAL PRUITT JEREMIAH PRUITT LARRY LEE PRUITT III ROBERT LEMUAL PRUITT ROBERT TANNER PRUITT SARA PRUITT THOMAS LAMAR PRUS CRAIG A PRY JONATHAN PRYGA JUSTIN PRYGA MICHAEL W PRYOR ELIZABETH MARIE PRYTYSKACH
JEREMY D PRZEKORA BRAD J PRZEMIELEWSKI DANIEL PTACEK MARK W PTAK CODY PTOLEMY ALICIA D PUCKETT BRENNAN JOSEPH PUCKETT LONNIE ANTONIO PUCKETT MATTHEW ALLEN PUCKETT BRYAN PUDDEPHATT DIEGO ALEJANDRO PUENTE LOPEZ JUAN M PUENTES
DAVID EUSEBIO PUENTES GONZALEZ CESAR PUENTES MARTINEZ JOSE PUGA DEBORAH A PUGH JASON M PUGH ROBERT G PUGH PETER M PUGLISI DEYVED PUHL CHRISTIAN PUJADAS RADMILA PUJIN JOSEPH AARON PULCINO JUAN A PULGARIN JOSHUA PULLAN DONALD PULLEN
JOHN PULLEN DAVID E PULLIN IRVING ARIEL PURATA SANCHEZ SR JAMES PURDY KAYLA DANIELLE HOPE PURNELL SHAWN C PURPLE BRODY LEON PURSER S LANCE PURSER MICHELLE MARTIN PURSLEY AIDEN PURVIS ANGELA G PURVIS BRIAN SCOTT PURVIS CHARLES A PURVIS
COLE RANDAL PURVIS ELIJAH PURVIS GARRETT CRAIG PURVIS LEVI A PURVIS AMY DAMESWORTH PUTMAN BARRIE WADE PUTMAN JARED C PUTMAN JONATHAN HAYDEN PUTMAN AMY LEE PUTNEY JON W PUTTERS HEATHER ANN PUZZETTI JACKSON RILEY PYCK HONTZ
JASON WAYNE PYLAND CHARLES PYLE JASON C PYLE RYAN P PYLE TIMOTHY L QUAKENBUSH AMI BLAKE QUALLS CHARLES C QUALSET JOHN M QUARLES STANLEY ALVIN QUARLES CHRISTOPHER G QUATTRO MADISON QUATTRO JOHNNATHAN QUAYE KADE J QUAYLE KOLBY D QUAYLE
DAVID L QUEARRY HAROLD DEVIN QUEARRY KRYSTAL QUEEN TYLER S QUEEN SCOTT MATTHEW QUERRY CHRISTOPHER M QUERTERMOUS K REX QUERY SILAS L QUERY VICTOR LEE QUERY FRANK LOUIS QUESADA RYAN QUESNEL ROBERT A QUEST JESUS QUEVEDO TATYANA QUEWEZANCE
ANGEL I QUEZADA CHRISTIAN JOHNATHAN QUEZADA RICHARD QUEZADA YOLANDA QUEZADA FERNANDO AGUSTIN QUEZADA MIRAMONTES JUAN CARLOS QUEZADA MIRAMONTES OSCAR DANIEL QUEZADA MIRAMONTES CHAD C QUICK GREGORY G QUICK JAMES A QUICK
JEFFERY BROCK QUICK SCOTT E QUICK BETH A QUIGLEY KIM QUIGLEY JUAN LUIS QUILES ORTIZ GELAIJA SERENITY QUILLEN KATRINA MARIA QUILLEN AARON HOWARD QUILLIN BARBARA ANN QUIMBY BAILEE JOE QUINN BROOKS WILLIAM QUINN CHRISTOPHER L QUINN FRANK J QUINN
JEFFREY QUINN JESSICA LEE QUINN JORDAN DANIEL QUINN GARY QUINNETTE EDUARDO T QUINONES NOE ALBERTO QUINONES SIGFREDO QUINONES RIVERA JUAN PEDRO QUINTANA RUBEN DANIEL QUINTANA ALEJOS QUINTANILLA JOSIAH JERAE QUINTANILLA KENY QUINTANILLA
OMAR ALEJANDRO QUINTANILLA DANIELLE ASHLEY QUINTERO EDUARDO V QUINTERO ERIC A QUINTERO JOHN SAMUEL QUINTERO JOSE RICARDO QUINTERO MERELYN R QUINTERO CARLOS RAMIREZ QUINTERO CARLOS A QUINTERO ANGUIANO MARK R QUINTOS GUILLERMO QUINZON
FATIMA QUIRALTE RODRIGUEZ DENNIS QUIRING LANORA QUIROGA ALEJANDRO CANO QUIROGA GUSTAVO QUIROZ RODRIGO QUIROZ BAUTISTA KRISHNA R S N MOORTHY BRIAN J RAABE HUNTER JAMES RAABE SHIVANI JIVANDAS RABADIYA TRAVIS A RABALAIS JEREMIAS RABANALES
PATRICK D RABBASS RYAN S RABE BORIS RABINOVICH PRINCESA LEE RABINOVICH MICHAEL KEITH RABON RONALD G RABON JEREMY RABY NATHAN W RACE ALEXANDER RACH JEFFREY G RACZKA JAMES M RADABAUGH ETHAN J RADCLIFF JAKE RADER JARED RADER NOLAN JOHN RADER
KYLE ALBERT RADEY JESSICA E RADFORD SANKARAN RADHA KRISHNAN THILAGAVATHI R RADHAKRISHNAN S LEONARDO RADICCHI SOARES CUNHA DANILO RADRIGAN ERIC RADTKE ADRIAN RADULESCU CALVIN RADY CANDACE RADY SHARON RAE ZACHAREY RAE COLTON RAEDEL
SETH TYLER RAETZ CHRISTOPHER RAFFANTI BRANDON SCOTT RAFFERTY WILLIAM RAFFERTY MICHELLE M RAFFETY DEVON M RAGAN BRYAN J RAGANOT ADRIAN RAGBIR ANDREW RAGER REED RAGGIO MAHENDRA RAGHOO KRISTON RAGHUNANAN JASON ALAN RAGLAND
BRYTON REED RAGON JOSEPH MICHAEL RAGSDALE MICHAEL MARTIN RAGSDALE NICHOLAS RAHIM DARRIN LEE RAHM ANDREW LAWRENCE RAHMIG AARON M RAHN EMILY PAIGE RAHN KEVIN WILSON RAHN BRETT M RAHRER RIYAS KHAN R RAHUMADULLA M BHARATH RAI
MANUEL WAYNE RAICIES MICHAEL RAY RAINER JERRY A RAINES PERRY JOSEPH RAINES ANDREW F RAINEY EDDIE LEBARONE RAINEY HAROLD RAINEY LANDON B RAINEY JOE COREY RAINS JOE B RAINWATER III VARSHA RAJ KUMAR HARRIKRISHNAN RAJA NATHIYA RAJA JOSHUA H RAJAEE
SRIKANTH RAJAGOPAL GURUPACKIYAM RAJAGURU ESWARLAL RAJAN KANCHANA RAJANAND TRYPHENA RAJANBABU JEEWANA RAJAPAKSA GURUNATH RAJARAM PATIL LAKSHMANAN RAJASEKAR SHAJU RAJENDIRAN SAHIL RAJENDRA DHAVDE GANESHKUMAR RAJENDRAN
LAKSHMANAN RAJENDRAN PARAMASIVAM RAJENDRAN KARMEGAM R RAJENDRAN J ARULPRAKASH RAJENDREN JEBA RAJ RAJENDREN CHITHRA RAJESHKANNAN SANJAY RAJESHKANNAN KAMALESH RAJKUMAR RIGEL RAJPAULSINGH MICHAEL W RAKESTRAW NICHOLAS HOWARD RALEIGH
DAMON EVAN RALEY RONALD MICHAEL RALEY BRADEN LEVI RALPH ANTHONY D RALSTON CINDY RALSTON SUJATHA RAMACHANDRAN DEVARAJ R RAMADAS R BRIAN EDWARD RAMAEKERS KAMALESH RAMAIYA KALIAPPAN RAMAKRISHNAN PRABAKARAN RAMALINGAM
SARAVANAPERUMAL RAMALINGAM MANIKANDAN RAMAN SIVACHIDAMBARAM RAMANATHAN GOWTHAMAN RAMASAMY RAMKUMAR RAMASAMY ANIRUDH RAMBADHAN ZACHARY RAMBIN FERNANDO RAMBLAS ROBERT RAMBLAS DARREN SCOTT RAMBO WALTER FRED RAMBOW III
PRIYA RAMCHANDANI VISHAKHA RAMCHANDRA MORE DARIS RAMCHARAN MIGUEL RAMCHARAN RICHARD RAMCZYK GIDEON RAMDHANIE DARIN D RAMER DAWN RAMER JEROLD RAMER JOSHUA DEAN RAMER DEEPAK NA RAMESH KOMBAIAH RAMESH RAJA RAMESH
YOGESHSARAVANAN RAMESH SLOBODAN RAMIC VITALIANO RAMIRES ALCASAR ABNER RAMIREZ ANTHONY JULIAN RAMIREZ BILLY J RAMIREZ CANDELARIO RAMIREZ JR CHRISTOPHER RAMIREZ DAVID M RAMIREZ DELIA ANGELINA RAMIREZ EDGAR NA RAMIREZ FERNANDO RAMIREZ
FRANCISCO J RAMIREZ IVAN RAMIREZ JAVIER RAMIREZ JONATHON WILLIAM RAMIREZ JOSE L RAMIREZ JOSE A A RAMIREZ JUAN A RAMIREZ JUSTIN ALEXANDER RAMIREZ LINDA A RAMIREZ LORENZO RAMIREZ MARIO HENRY RAMIREZ MICHAEL RAMIREZ MIGUEL JOSE RAMIREZ
MIGUEL ANGEL RAMIREZ MOISES RAMIREZ PAMELA M RAMIREZ PASCUAL RAMIREZ RAFAEL RAMIREZ RAFAEL EDUARDO RAMIREZ ROMAN FRANCISCO RAMIREZ ROXANNE RAMIREZ RUBEN RAMIREZ SALVADOR F RAMIREZ SAUL RAMIREZ SERGIO RAMIREZ SERGIO A RAMIREZ
SHAWN L RAMIREZ STEVE L RAMIREZ MARCOS RAMÍREZ ALEJANDRA NOHEMI RAMIREZ RAMIREZ ALFREDO RAMIREZ RAMIREZ BRAYAN JAVIER GUERRERO RAMIREZ JUAN ANTONIO JACOBO RAMIREZ SANDRA PAOLA FLORES RAMIREZ VICTOR HUGO FUENTES RAMIREZ
DAVID EDUARDO RAMIREZ ARELLANO EDGAR RAUL RAMIREZ HERNANDEZ LUIS ALBERTO RAMIREZ LOPEZ ALEJANDRO RAMIREZ MARTINEZ JOSIAH ALEJANDRO RAMIREZ MARTINEZ CARLOS ALBERTO RAMIREZ RAMIREZ MIGUEL ANGEL RAMIREZ ROMERO DANIEL RAMIREZ VIELMA
JORGE RAMIREZ-CABRERA ELISEO L RAMIREZ-PAZ RAJIV RAMKHELAWAN DENNIS RAMKISSOON ANUSHA RAMKISSOON-FORTE JESSICA RAMLOCHAN SEERAM RAMLOCHAN BENJAMIN DAVID RAMM LENNART RAMM CARTER WINSTON RAMMES SUNEAL RAMNATH GERALYN M RAMOLD
CRISTOBAL RAMON ALFREDO NONE RAMOS GERARDO RAMOS HENRY RAMOS JOSEPH RAMOS LUIS RAMOS MARCOS A RAMOS MARIO A RAMOS OMAR RAMOS ROBERT JOSEPH RAMOS VLADIMIR RAMOS ELIZABETH RAMOS LAGOS JOSE GUADALUPE RAMOS LOPEZ
LUIS ENMANUEL RAMOS LOPEZ CRISTIAN R RAMOS OLAVES GERARDO RAMOS OLVERA YUNIESKY RAMOS PINTADO ANGEL JULIO RAMOS PLAZA HEIDI ADANELY RAMOS SALCEDO SILVIA GUADALUPE RAMOS SANCHEZ JONATHAN JARED RAMOS TORRES JUAN JOSE RAMOS TRUJILLO
ALVARO ABEL RAMOS VIDRIO FERNANDA RAMOS-GARZA SANDRA RAMPERSAD SHOBHA RAMPERSAD CLIFFORD E RAMPTON JOEL J RAMPULLA RONNIE RAMSARAN RYAN RAMSAWAK AIMEE ALLISON CIPICCHIO RAMSAY PETER JOHN RAMSAY TAYLOR RAMSAY KRISTOPHER R RAMSDELL
MITCH RAMSDELL BENJAMIN T RAMSEY CHRISTOPHER ROSS RAMSEY CLIFFORD A RAMSEY JASON FLETCHER RAMSEY LOGAN ALEXANDER RAMSEY PETER W RAMSEY PHILIP M RAMSEY TRAVIS C RAMSEY CHRISTOPHER J RANALLI CLINTON RANDAHL BRIAN RANDALL THOMAS B RANDALL
TIM RANDALL WILLIAM D RANDALL MITCHELL JOSEPH RANDAZZO HUNTER JAY RANDL CASEY B RANDLE CORNELIUS D RANDLE DANA C RANDLE CHAD M RANDLES MICHAEL A RANDLES CHASE S RANDOLPH GABRIEL KANE RANDOLPH JAMES M RANDOLPH JERRY RANDY RANDOLPH
MARK E RANDOLPH SEAN H RANDOLPH SUMMER K RANDOLPH MATTHEW DAVID RANDS BENJAMIN M RANES CAROL A RANES CHRISTOPHER E RANES DARRELL W RANES NAUVASARI RANGANI ALFONSO RANGEL JR ANTONIO RANGEL ISAAC ZAMIR RANGEL SEBASTIAN RANGEL
MIGUEL ENRIQUE CHOWELL RANGEL AARON RANGEL FUENTES LUIS RANGEL HINOJOSA MITCH RANGER TACHIINII SCOTT RANGER DATHAN RICHARD RANJEL JAMES L RANK KARL CALVIN RANKIN III MARKITA RANKIN SHELDON LEE RANKIN COLTON CHAD RANSBOTTOM KEITH L RANSEN
ARBON CARL RANSOM LARRY KEITH RANSOM CAMERON B RANTON MICHAEL ANTHONY RANUCCI JR SITHARAMA RAO JOHN ALAN RAPACZ JOSHUA SHAUN RAPER MAGGIE ALAINA RAPER JASON L RAPIER JENNIFER H RAPIER JOSHUA E RAPIER GREGOIRE D RAPILLARD ASHLEY ROSE RAPKA
JAMES MATTHEW RAPP COLE MASON RAPPOLEE PHILIP J RARDON CALEB SHON RASMUSSEN GREGORY S RASMUSSEN JOSHUA R RASMUSSEN KORINNE RASMUSSEN MITCHELL RASMUSSEN RUSSELL E RASMUSSEN RUSSELL E RASMUSSEN II RUSTY J RASMUSSEN TERRY L RASMUSSEN
TYLER TRENT RASMUSSEN AMRAL RASOOL MOHAMED RASOOL MOHIDEEN CHARLES ANDREW RASPBERRY CHARLESTON PAYTON RASPBERRY DAKOTA G RASSMAN JOHN FULLER RAST MATTHEW GLEN RAST MICHAEL ANDREW RAST MOHAMED RASUL MYDEEN TIMOTHY E RATCLIFF
TERRY H RATH SUTHAHAR R RATHA KRISHNAN S MARTHAMMAL RATHANAM MICHAEL STEPHEN RATHBURN DEVARAMACHANDRAN RATHINASAMY JEREMY DEREK RATLEDGE JASON ANDREW RATLIFF SAMUEL RATLIFF FREDERICK FREDDELL RATTLER MATHEW RATTRAY VALERIE L RAU
BLAKE E RAUCH TIMOTHY J RAUCH ARTURO RAUDALES GARCIA ASIM RAUF JOHNNY WADE RAULERSON JR SHAWN D RAVENELL PAUL R RAVENS MADHAN R RAVI K SARAN KUMAR RAVI KUMAR DENISH BABU R RAVICHANDRAN D PRAVEEN RAVICHANDRAN M SAKTHI RAVINDRAN
SUBATHRA RAVINDRAN CALEB RAVN JAMES A RAWLINGS DIANNA CHRISTINE RAWLS DONNIE NORMAN RAWLS GEOFFREY O RAWLS DUANE RAWLUK ABIGAIL ELIZABETH RAY AMON RAY BRETT WAYNE RAY CHRISTOPHER J RAY CHRISTOPHER LASHON RAY DAVID GORDON RAY
DAVID LEGRAND RAY II DEREK L RAY DEREK L RAY DEWEY EDWARD RAY III DONNIS JEAN RAY JAMES C RAY II JASON D RAY JERRY W RAY JOHN MICHAEL RAY JONAH RAY JOSHUA RAY JUSTIN D RAY KARL LEANELL RAY KEVIN D RAY LEAH MARIE RAY RANDY RAY ROBERT GRANT RAY
SCOTTIE L RAY ZACHARY KENT RAY ABEL ALEJANDRO ROJAS RAYA JOSEPH D RAYAS BRANDON R RAYBORN JESSE J RAYBURN ROBERT LEE RAYBURN II ERNEST RAYFIELD SHAUN MICHAEL RAYHILL CHASE M RAYLE ELIZABETH R RAYLE GARY RAYMER LISA A RAYMER MICHAEL BERNARD RAYMON
DALTON THOMAS RAYMOND DARREN RAYMOND EDYE RAYMOND JOEY RAYMOND JON S RAYMOND MICHAEL RAYMOND NOAH LARRY RAYMOND CHRISTOPHER J RAYNER JOSE D RAYO COLTON JAMES RAZER MARK A RAZER JOAQUIN RAZO BRUCE D REA MICHAEL REA DYLAN BLAKE REACH
JASON LAYNE REACH DANIEL LEE READ JOHNATHAN K READ ALLEN J READEL DAKOTA LAWRENCE READEL DAVID V READING ALISHA GAYLE READY JEFFREY A READY JUSTIN D REAGAN PHILLIP WILLIAM REAGAN TONYA R REAM JOSHUA STEPHEN REAMES NATHAN REAP JOSHUA LEVI REAPER
JERRY CHRISTOPHER BRANDON REASON JOEL ANDREW REASON MARTIN D REBBEC FLAVIO REBELO BETTINA CLAIRE REBMAN EDUARDO REBOLLAR ALLISON LOUISE REBOTTARO MAX L REBOTTARO KRISTOPHER REBSTOCK SHANE RECE RAMON RECHY NICHOLAS R RECINDUS
MARK D RECKER BRYAN ANTHONY RECORD JR COLIN CURTIS RECORD HUNTER R RECORDS DEREK JACOLB RECTOR LISA ANN RECTOR DAYNE REDBEAR BROOKLYN NICOLE REDDEN CHRISTOPHER REDDEN MATTHEW CALEB REDDEN STEPHEN REDDEN DEVAIL A REDDIN CARLIE J REDDING
MAHESH GANGASANI REDDY TIMOTHY W REDENBAUGH TANMAY REDHU KOREEN RESHELL REDIX NEAL W REDMON JEROME M REDMOND II NICHOLAS R REDMOND BENJAMIN LEE REECE DRAVEN MICHEAL EDWARD REECE JUSTIN CORT REECE LAYNE WYATT REECE MALINDA K REECE
NICOLE ELIZABETH REECE AARON J REED AMOS REED BRIAN TERELL REED CAMERON REED CLYDE E REED CODY JOE REED COLTON JOHN EUGENE REED CYNDEE REED DEVIN LEWIS REED DONNIE RAY REED GERRIT E REED JARED M REED JASON M REED JEFFREY AARON REED
JERRY L REED JOHN EDWIN REED KIM MARIE REED LARRY REED LEIGH J REED LISA J REED MARK REED MARTY J REED OWEN MICHAEL REED RUSSELL REED RYAN KENDRICK REED SAMUEL MYLES LENTZ REED SPENSER JACK REED TANNER S REED TERRICA TIRRIA REED TIMOTHY D REED
TYNEISHA RENAI REED ZACH VINCENT REED JASON T REEDER THOMAS L REEDER JAMES M REEDER THOMAS DAVID L REEDY GAVIN ROSS REEL STEVEN M REEPS H BRADLEY REES KRISTINA MARIE REES ALEK BENJAMIN REESE CONNOR REESE DANIEL J REESE DIKEEYE DONELL REESE
JACOB I REESE JEFFREY W REESE NICHOLAS J REESE RHIANNON F REESE WALTER L REESE CLAYTON E REETER SR ALEXANDAR KEEGAN STARK REEVES ALISON KAY REEVES ARCHIE M REEVES BRENT REEVES COLLIN REEVES JACKIE D REEVES JONATHAN REEVES LARRY D REEVES
LUKE ALSTON REEVES MELISSA REEVES MICHAEL RAY REEVES PHILIP BLAKE REEVES ROBERT V REEVES JR STEFANIE L REEVES STEPHEN H REEVES TIMOTHY J REEVES ZACHARY B REEVES PHILLIP REGALADO BANESA ANAI RODRIGUEZ REGALADO MATTHEW PEREZ REGAN
MEGAN ROSE REGER HARLEY MERTON REGISTER KENNETH REGISTER ROBERT M REGISTER JR BRADLY JOSEPH REGNIER NATHAN CHARLES REHMER JUSTIN DAVID REHWINKEL DORIANN G REICH KOREY FORREST REICHARDT TOBYJOE NA REICHARDT ALLEN DICK REICHENBERG
KYLE CHRISTOPHER REICHERT MICHAEL REICK BRANDON ALAN REID CORY DEAN REID DANIEL REID DAVID A REID DENNIS REID DONALD REID KENNETH D REID MICHAEL REID RAYMOND JUNIOR REID II SCOTT A REIDT MICHAEL P REIDY SHAYLEE M REIFEL EVAN JAMES REIGHARD
TERRY L REIGLE TYLER JAY REIKOFSKI DAVID B REILLEY KEVIN REIMER ALEXANDER RAFAEL REINA-BERMUDEZ JASON D REINER JOEY A REINER BRITTANY N REINESCH JOHN H REINHARDT KENNETH NA REINHARDT SCOTT REINHARDT DAVID M REINHART JACOB P REINHART
LUCAS J REINHART MICHAEL REINKE CRYSTAL G REINKEN MICHAEL D REINKEN NICHOLAS J REINOEHL PHILIP C REINOEHL TODD E REINOEHL JOSE JACOB REINOZO LOPEZ AUNDREA MARIE REIS KYLE N REISENWEBER CLINT O REISNER LUKE A REISNER SHAWN LAMAR REISS
WAYNE E REISSMANN MARK DANIEL REIST TAMI REITH KIMBERLY ANNE REITZ DAVID REKIETA KAREN RELFE BRADY RELIHAN KIRK D RELLES KOLTON D RELLES JENNIFER M RELYEA RONEY REMI EUGENIO REMIGIO MARCELO WILLIAM EDWARD REMINES JUSTIN REMIRATA
ALIAH REMOQUILLO BROOKS L REMP ADAM W REMPFER DALLAS RENAUD KEVIN LLOYD RENCK ZSUZSANNA RENDECZKY CRYSTLE-LYNN RENDON TAYLOR RENDON CORY AARON RENFRO JASON M RENFRO COLTON BRANT RENFROW SAKTHIVEL RENGANATHAN SENTHILKUMAR RENGANATHAN
KADIS E RENIER STACEY C RENISON JORDEN RENKAS JOSHUA RENNEBOOG TRE RENNIE KIMBERLEY A RENSO ALEXANDER CABRALES RENTERIA FRANK JR RENTERIA MARCO RENTERIA MARIA RENTERIA RODOLFO RENTERIA ERNESTO RENTERIA GALVAN EDUARDO REOS MARTINEZ
JOHN PAUL RESCHENBERG WILLIAM THOMAS RESCHENBERG AMERICA YAMILETH RESENDIZ LEOPOLDO RESENDIZ-RAMIREZ DIANA RESTREPO CASTRO ALFRED RESURRECCION GAGE T RETHWISCH ROGER MERRILL RETTIG IV AMANDA RAE HISE RETZINGER CALVIN S RETZLAFF
ERIC S RETZLAFF SHAWN C REUILLE SHELBY REULET ARMIN NA REUTER ETHAN REUTER JOHN LAWRENCE REUTTER BILL C REVELL DUSTIN C REVELL GUY S REVELL JAMES R REVELL SR ALLEN REVELLE MARLIN R REVERTS LUVENIA MAE REVIS GIOVANNI CLIFFORD REWIS
DANIEL RUNZE REXICKER BRANDON WAYNE REXROADE BARBARA JEAN REYES CARLOS A REYES EDUARDO REYES ELVIS REYES FRANCISCO REYES HANNAH ELIZABETH REYES JAVIER G REYES JOHNNY R REYES JOSE J REYES JOSE LUIS GALEAS REYES MARCUS LEE REYES
MARTIN ALEJANDRO REYES RAYMOND LEONEL REYES RONALD M REYES RONIE REYES SABRINA REYES SAID REYES VIRGILIO GONZALES REYES ANGEL RANGEL REYES DANIELA SEGURA REYES GUADALUPE DE JESUS RANGEL REYES JOSE REYES ANDRADE WALTER REYES ANDRADE
ALEJANDRO NA REYES JIMENEZ JENA ARLIN REYES MARTINEZ SUEMY HAYDEE REYES MONTALVO LUIS EDUARDO REYES NAVARRO SANDRA JANETT REYES OROZCO CARLOS RAUL REYES SANCHEZ SR MIGUEL REYES-DIAZ OCTAVIO REYES-GARCIA OCTAVIO REYES-REYES SOYLA PATRICIA REYNA
JUAN FERNANDO RODRIGUEZ REYNA OSCAR EMMANUEL REYNAGA ANTHONY REYNOLDS BRIAN KEITH REYNOLDS BRIAN L REYNOLDS CHRISTOPHER REYNOLDS CHRISTOPHER NEWLIN REYNOLDS DANIEL L REYNOLDS DAVID L REYNOLDS DAVID T REYNOLDS DEVIN D REYNOLDS
GREGORY D REYNOLDS HIRAM REYNOLDS JAMES SCOTT REYNOLDS JODY L REYNOLDS JON ADAM REYNOLDS MELEAH B REYNOLDS QUENTIN D REYNOLDS SCOTT T REYNOLDS SETH H REYNOLDS STEPHEN LEROY REYNOLDS STEPHEN MICHAEL REYNOLDS STEVEN REYNOLDS
TRAVIS REYNOLDS WILLIAM JAMES REYNOLDS DANIELLE MARIE REYNOLDS-LUSK BALDOMERO D REYNOSO FERNANDO REYNOSO PAULA-MAY SIMMONE REYNOSO MARCOS DAVID ALVAREZ REYNOSO REGINALDO REYNOSO LOPEZ AKETZALI REYNOSO VELAZQUEZ JOSHUA J RHEAD
ASHLEY RHEES JEFFREY L RHINE CLINTON RHOADES RYAN ADAM RHOADES BILLY D RHODEN CHARLES L RHODEN CLAY ASHTON RHODEN ANTONIO ANTWAN RHODES CAROL L RHODES DEBORAH ANN RHODES DEREK RHODES GARY M RHODES GERALD DALE RHODES IRENE C RHODES
JARED W RHODES JASON RHODES JONATHAN WHITNEY RHODES JUSTIN D RHODES KENTRELL RHODES KIMBERLY WEBB RHODES MICHAEL A RHODES MICHAEL J RHODES ROCKY WAYNE RHODES TIMOTHY MITCHELL RHODES TYLER KEITH RHODES YOLANDA RHODES JONATHAN DANIEL RHODY
BRANDON E RHONEHOUSE TIMOTHY RHYNES RYAN RIAZATI JONATHAN M RICARD RICHARD RICCIARDI ENZO RICCIO ALLEN RICE CASEY LEIGH RICE CHRIS RICE CHRISTIAN CARDAIN RICE CHRISTOPHER B RICE CLINT E RICE EVAN RICE FREDRICK E RICE JENNA RICE MATTHEW RICE
MICHAEL JOHN RICE NATHANIEL D RICE PAUL D RICE JR PHILLIP RICE THOMAS H RICE III TRAVIS J RICE TYSON RICE RAY BARBARA RICH CHAD P RICH GARY T RICH JULIE A RICH JUSTIN ALAN RICH NATHANIEL RICH REX L RICH TONY RAY RICH TYLER D RICH CHARLES K RICHARD
HAROLD DAVID RICHARD AUSTIN C RICHARDS BRETT RICHARDS COLIN DAVID RICHARDS DANIELLE RICHARDS DANNY A RICHARDS DAVID RYAN RICHARDS DENISE RICHARDS JOSEPH RICHARDS KATHY JEAN RICHARDS KYLE HAYDEN RICHARDS MATTHEW RICHARDS PETER C RICHARDS
SPENCER J RICHARDS TAMERA L RICHARDS WESLEY J RICHARDS AARON ALLEN RICHARDSON ALBERT MORGAN RICHARDSON ALEXANDER RUSS RICHARDSON ANTHONY A RICHARDSON BENNY RICHARDSON BLAKE DYLAN RICHARDSON BRENT NELSON RICHARDSON BRETT A RICHARDSON
CHAD N RICHARDSON DALLAS WADE RICHARDSON DARRELL EUGENE RICHARDSON DAVIAN DION RICHARDSON DAVID RICHARDSON DEREK J RICHARDSON DEVIN RICHARDSON DYLAN RICHARDSON EASTON RICHARDSON EMILY MAREE RICHARDSON ERIC E RICHARDSON
GABRIELLE GRACE RICHARDSON GEORGE LARRY RICHARDSON GREIG BRANDON RICHARDSON JACKSON BAYLEE RICHARDSON JACOB T RICHARDSON JAMES SCOTT RICHARDSON JASON TYLER RICHARDSON JEFFREY B RICHARDSON JOHN KENNEDY RICHARDSON JONATHAN R RICHARDSON
JUSTIN PAUL RICHARDSON KIERON RICHARDSON KYLE J RICHARDSON MARLON RICHARDSON MATTHEW BLAIR RICHARDSON MATTHEW JACK RICHARDSON MICHAEL E RICHARDSON MONIQUE KIMIKO RICHARDSON MONTEZ DEVON RICHARDSON NATHANIEL RICHARDSON JR
NEDRA RICHARDSON PATRICK R RICHARDSON PERVIS RASHEEN RICHARDSON PRESTON EDWARD RICHARDSON ROBERT RICHARDSON ROBERT LAMAR RICHARDSON ROBERT WARREN RICHARDSON SCOTT A RICHARDSON SHAPHAN R RICHARDSON SHAWN D RICHARDSON
SLOAN STEPHEN RICHARDSON STEPHEN W RICHARDSON TAYLOR T RICHARDSON TED L RICHARDSON THOMAS ALEXANDER RICHARDSON TINA GAYE RICHARDSON TRAVIS RICHARDSON TROY RICHARDSON TROY R RICHARDSON WADE CLAYTON RICHARDSON WILLIE J RICHARDSON
ZACHARY LEE RICHARDSON STEVEN RICHAUR DANIEL PERRY RICHBURG MEAGAN RICHERZHAGEN WILLIAM L RICHERZHAGEN BRANDON COOPER RICHEY JOHN TYLER RICHEY LORNA K RICHEY RANDALL PATEN RICHEY TYSON D RICHEY MATTHEW PAUL RICHGELS GERALD J RICHIE
BENJAMIN P RICHLING JEREMY A RICHMAN ALEXANDER AUSTIN RICHMOND FREDRICK RICHMOND JENNIFER RICHMOND JUSTIN HERBERT RICHMOND BRIAN L RICHTER JASON A RICHTER TIFFANY M RICHTER KELSEY NICOLE RICHTERFRIEND ANDREW MICHAEL RICHTIG CARL ALLAN RICKARD
TIMOTHY RICKARD JARED DANIEL RICKETT JUSTIN DURAN RICKETT PAUL EDWIN RICKETT MARCY A RICKETTS SHELBY SAVANNAH RICKETTS BRODIE SCOT RICKMAN KENNETH RICKMAN KENNETH CRAIG RICKMAN LESLIE BRIAN RICKMAN LONNIE J RICKMAN GRADY CHADWICK RICKS
JOHN E RICKS MATTHEW RICKS JUAN RICO LUIS RICO ERICK TORRES RICO SEBASTIAN RICO PEÑA BRANDON W RIDDELL JOHN H RIDDELL LAURA RIDDELL ROBERT RIDDELL BRIAN KEVIN RIDDICK JAMES R RIDDICK PATRICK L RIDDICK PATRICK LAMONT RIDDICK II WILLIAM C RIDDICK JR
DANIEL LEROY RIDDLE JASON W RIDDLE LARRY D RIDDLE TIM E RIDDLE RYAN STEPHENSON RIDENHOUR ADAM R RIDER KYLE LEE RIDER RANDALL D RIDER KYLE BRADLEY RIDGE CECIL NORWOOD RIDGILL III RAE RIDGWAY-SNYDER JOHN WESLEY RIDINGS ZACHARY RYAN RIECK
JAYSON A RIEDEL DAVID T RIEGER MICHAEL R RIEGER COURTNEY FEINER RIEGLE DALTON JAMES RIEKE BRAD RIEMENSCHNEIDER CHAD WILLIAM RIEMENSCHNEIDER MATHIEU RIENDEAU-COOL ADAM RIES STUART W RIES DOUGLAS P RIESBERG JUSTIN L RIESE DOUGLAS D RIFE
JASON JUNIOR RIFFEL GARY K RIFFLE JR JAMES MATTHEW RIFFLE TYLER S RIGBY DEREK N RIGGS GARY AUSTIN RIGGS IAN MAUPIN RIGGS JACOB S RIGGS JAMES STERLING RIGGS JASON RIGGS JASON A RIGGS KRISTY D RIGGS MATTHEW LANCE RIGGS TAYSON ANDERSEN RIGGS
MADISON ANN RIGSBY MICHAEL BRANDON RIGSBY ZACHARY RIHM FREEMAN E RIKARD AIDEN RILEY ANTHONY JOSEPH RILEY CHAD C RILEY CHRISTOPHER M RILEY SCOTT J RILEY STEPHEN A RILEY DARYL RIMMER RHETT RINACA ART RINBOLT JESSE R RINCON TIMBER RINDERKNECHT

JOSHUA RINDLISBACHER BEAU L RINEHART GLENN E RINEHART RUSS A RINEHART SAMUEL HUNTER RINEHART TIMOTHY JAMES RINEHART ZACHARY WILLIAM RINEHART JESSICA RINES HANNAH GRACE RINEY PHILIP GREGORY RINEY STACEY CHARLES RINEY DANIEL RYAN RING
JOSHUA B RING FERJERALD R RINGER LAMONICA RINGER TIFFANY MARIE RINGER SHANE MATTHEW RINGLUND CLAYTON RINGROSE ADRIAN PAUL RINGUS JONATHAN D RINKINES NICHOLAS P RINKS ALEXIS RIOS CHRISTOPHER R RIOS HERMILO PENA RIOS MICHAEL A RIOS VICTOR RIOS
ADYANES RIOS ADORNO CHRISTIAN MAURICIO RIOS CHAVIRA EDUARDO RIOS CHAVIRA RAUL RIOS CHAVIRA EFRAIN RIOS ESTRADA JOSE MIGUEL RIOS LOPEZ ALDO ANTONIO RIOS ROCHA FRANCISCO RISCAJCHE COTOC JEFFREY RISDILL JOHN ALLEN RISHER ROBERT EDWARD RISHER
PAUL A RISING MAURICE T RISK HUNTER L RISKEN BRANDY D RISNER NICHOLAS B RISNER RICHARD T RISNER KYLE JAMES RISOR RYAN T RISTAU SHANNON E RISTAU CHRISTOPHER WADE RISTER DANIEL THOMAS RISTON CHASEN RITCH CODY A RITCH GEORGE A RITCH COLBY RITCHEY
DANIEL M RITCHEY DEVONA JEAN RITCHIE-HAYSLIP KENADIE RITSCO ALEXZANDER GRANT RITTENBERRY SAMUEL R RITTENBERRY CURTIS RITTER JACKSON RITTER JAMES ALBERT RITTER JUSTIN SCOTT RITTER KYLE MAX RITTER ADAM R RITTERMEYER CALEB KENNETH RITTSCHER
ARMANDO A RIVAS CECILIO RIVAS JR JESSE A RIVAS OSCAR RIVAS YURY RIVAS ASPRON ADRIANA LISBETH RIVAS GONZALEZ BILLY JACK RIVERA DANYELLE LEE RIVERA ELSA RIVERA JASON P RIVERA JEOVANNI RIVERA JORDAN ANTHONY RIVERA KAREN NICOLE RIVERA
LENNY ANTHONY RIVERA LIVIO M RIVERA LUIGUI RIVERA LUIS E RIVERA MANUEL E RIVERA MARISA DENISE RIVERA NORBERTO RIVERA RAFAEL F RIVERA VICTOR RIVERA VICTOR RIVERA BRENDA LIZETH BUSTOS RIVERA JUAN CARLOS GAMIÑO RIVERA LUCIO GERARDO RAMIREZ RIVERA
ERVIN RIVERA CALERO SUSANA RIVERA GUZMAN MAXIMO RIVERA MARTINEZ LUIS EDUARDO RIVERA RICO HECTOR DANIEL RIVERA RIZO JOSE M RIVERA VASQUEZ ANGEL D RIVERA-NEVAREZ ORLEYDIS RIVERON ALLEN RIVERS JOHN A RIVERS JOHN R RIVERS JUSTIN LERAND RIVERS
SCOTT A RIVERS SERGIO ROMAN RIVOS JEFFREY KEITH RIZER DEJAN RIZVAN JOHN F RIZZUTO AUSTIN LANE ROACH DANIEL D ROACH HARRISON MARTIN ROACH SCOTT ROACH ZACHARIE BRIAN ROACH JUN ROALLOS LACY LEANNE ROARK DANIELLE ERIN ROATE ANDREW ROBAR
CHRYSTLE ROBARGE CHRISTOPHER JAMES ROBB EVAN ROBB BRADLEY KEITH ROBBINS DEREK ANTHONY ROBBINS KENNETH J ROBBINS PHILIP J ROBBINS RANDY ALAN ROBBINS SCOTT WESLEY ROBBINS SHAWLAN V ROBBINS PIERRE-OLIVIER ROBERGE DUSTIN WAYNE ROBERSON
ERNEST A ROBERSON HERBERT A ROBERSON JEFFERY S ROBERSON JEREMY E ROBERSON JEREMY EUGENE ROBERSON JR LEONARD JASON ROBERSON ROBERT L ROBERSON SHELDON DEWITT ROBERSON WILLIAM C ROBERSON WILLIAM SILAS ROBERSON AUSTIN W ROBERT
AMANDA ROBERTS BRENDAN PAUL ROBERTS BRIAN E ROBERTS CHARLES A ROBERTS CHARLES JOSEPH ROBERTS CHRISTIAN ANTHONY ROBERTS CHRISTINA KAY ROBERTS CHRISTOPHER A ROBERTS CLAYTON JARED ROBERTS CODY BRYANT ROBERTS CRAIG THOMAS ROBERTS
DANIEL ROBERTS DANIEL B ROBERTS DANIEL JAMES ROBERTS DAVID ROBERTS DAVID ROBERTS DONANNA HAYNES ROBERTS DONOVAN RAY ROBERTS DUSTIN LEIGH ROBERTS GARY WAYNE ROBERTS JACOB ROBERTS JACOB SETH ROBERTS JAMES ERWIN ROBERTS JAMES MICHAEL ROBERTS
JARED MARK ROBERTS JEFFERY WINSTON ROBERTS JEFFREY LANDON ROBERTS JESSE LLOYD ROBERTS JOHN ALLAN ROBERTS JONATHAN EARL ROBERTS JOSH D ROBERTS JUSTIN LYNN ROBERTS KADEN JUSTIN ROBERTS KATHLEEN RIGNEY ROBERTS KENARD LEON ROBERTS
KEVIN ALAN ROBERTS LARRY CHUCK ROBERTS LISA ROBERTS MATTHEW D ROBERTS MELISSA JEANNE ROBERTS MICHAEL S ROBERTS PATRICIA ROBERTS REBECCA ANN ROBERTS ROY KEITH ROBERTS RUSSELL WAYNE ROBERTS SCOTT D ROBERTS SEAN M ROBERTS SUZANNE ALLEN ROBERTS
TIMOTHY S ROBERTS TRISTAN KYLE ROBERTS WILLIAM HENRY ROBERTS ZACHARY STEVEN ROBERTS ANDREW ROBERTSON CHARLES D ROBERTSON COLLEN W ROBERTSON DANIEL KYLE ROBERTSON ETHYN M ROBERTSON JACOB ROSSIE ROBERTSON JARRET ROBERTSON
JOHN MARCUS ROBERTSON JULIAN A ROBERTSON KATELYN ELIZABETH ROBERTSON KENNETH A ROBERTSON LEROY ROBERTSON LORENZO J ROBERTSON LOUIS REED ROBERTSON LUKAS BRADLEE ROBERTSON MARTIN DARIAN ROBERTSON NICHOLAS DAVID ROBERTSON
RICHARD LEE ROBERTSON SEBASTIAN PAYTON ROBERTSON TERRY ROBERTSON THARON J ROBERTSON TRACI L ROBERTSON KRISTINE G ROBEY SONY ROBILLARD TERRY ROBILLARD KURT M ROBINETTE ANTONIO DETRE ROBINSON BRAD CLAIR ROBINSON BRANDON JERMAINE ROBINSON
BRIAN H ROBINSON BROCK MARVIN ROBINSON CASEY ALLEN ROBINSON CHRISTIAN JORDAN ROBINSON CODY RYAN ROBINSON DANIEL LEE ROBINSON DEMECHEE SANTRELL ROBINSON DEREK D ROBINSON EARL ROBINSON FRED CURTIS ROBINSON GARY LEE ROBINSON
GEROMON ROBINSON GILLIAN ROBINSON GRAGORY ROBINSON GREGORY BERNARD ROBINSON JAMES WILLIAM ROBINSON JASON M ROBINSON JAVEREAU SHERRON ROBINSON JEFFREY D ROBINSON JEFFREY LEE ROBINSON JESSE L ROBINSON JOHN C ROBINSON JOHN M ROBINSON III
JONATHAN CALEB ROBINSON JOSEPH LYLE ROBINSON JUSTIN CRAIG ROBINSON KENNETH B ROBINSON KENNETH D ROBINSON KIRSTEN ELIZABETH ROBINSON KYLE LANDON ROBINSON LARRY G ROBINSON LEAH NICOLE ROBINSON LISA MICHELE ROBINSON MARKEL ROBINSON
MATTHEW CHANDLER ROBINSON MEAGHAN DUGUO ROBINSON MELVIN L ROBINSON MIKAYLA BROOKE ROBINSON MITCHELL D ROBINSON NATHAN DANIEL ROBINSON NICHOLAS AARON ROBINSON PATRICK G ROBINSON PATRICK S ROBINSON PHILL R ROBINSON RANDY ERROLL ROBINSON
ROBERT A ROBINSON RYAN W ROBINSON SHADD D ROBINSON SHAKERRA ROTHRESA ROBINSON SHANE DONOVAN ROBINSON SHYANNE CAIN ROBINSON STANLEY J ROBINSON TYKEL DUPREE ROBINSON SR TYLER AUSTIN ROBINSON CAMERON J ROBISON DAVID S ROBISON LAURA C ROBISON
MILFORD D ROBISON DANIEL ALLEN ROBLEDO FERNANDO ROBLEDO ISAIAH PATRICK ROBLEDO JORGE ROBLEDO JOSE ROBLEDO ADAN ROBLEDO RIVERA VICTOR HOMERO ROBLEDO SERRATOS ABRAHAM ROBLERO SUSANA ROBLES DANIEL ROBLES BAUTISTA JUAN JESUS ROBLES BUENO
CARLOS OMAR ROBLES CUEVAS RUBEN ROBLES LOERA PEDRO ROBLES MORENO RAFAEL ROBLES MORENO GILBERTO ROBLES REYES EDGARD ROBLETO CANTILLANO DILLON R ROBOKOFF ALEX JOSEPH ROCCHI IVAN ROCHA MARY LOUISE ROCHA SALVADOR GUEVARA ROCHA
KENNETH DEAN ROCHAT BRIAN ROCHE DAVID ROCHE JAMES ROCHE RYAN DUTCH ROCHE ANIL SAMUEL DAVIAN ROCHESTER NICHOLAS ROCHON SHANNON ROCHON CHRISTOPHER MARTIN ROCK STEVEN JAMES ROCK KOLTIN GABRIEL ROCKERT JEFFREY L ROCKEY RYAN ROCKEY
BRIAN M ROCKFORD LADORIS C ROCKMORE CRAIG S ROCKWELL DUSTIN GREGORY ROCKWELL LOGAN MATTHEW ROCKWELL JAMES K ROCOLE RONALD D ROCZNIAK CARLOS RODAS RYAN COLE RODDA DAVID W RODDEN LARRY B RODDEY DONALD WAYNE RODEN RUSSELL ISSAC RODEN
JEREMIAH T RODENBAUGH ADRIAN BERNARD RODGERS ALEXANDER F RODGERS DANIEL HAROLD RODGERS DEREK M RODGERS GREG A RODGERS MARSHALL JERMAINE RODGERS NATHANIEL L RODGERS RACHELLE L RODGERS SCOTTIE RODGERS SHERRIE L RODGERS
TAMIKA DANIELLE RODGERS RYDER RODGERSON LANCE RODGIRS PERIANN J RODMAN CARLOS A RODRIGUES ABISMAEL RODRIGUEZ ADRIAN RODRIGUEZ ALYSSA RODRIGUEZ ANA RODRIGUEZ ANDREW ARTHUR RODRIGUEZ ANGEL RODRIGUEZ ANGEL EDUARDO RODRIGUEZ
ANTHONY JUNIOR RODRIGUEZ AURELIA ELENA RODRIGUEZ BARBARO LUIS RODRIGUEZ BENJAMIN NA RODRIGUEZ BRANDON ALEXANDER RODRIGUEZ CONSUELO RODRIGUEZ CORY M RODRIGUEZ DAMIAN RODRIGUEZ DANIEL L RODRIGUEZ DOMINIC S RODRIGUEZ ELI RICARDO RODRIGUEZ
ERIK MICHAEL RODRIGUEZ FILIBERTO RODRIGUEZ FREDY RODRIGUEZ GEOFFREY LEE RODRIGUEZ JENIFFER RODRIGUEZ JESUS RODRIGUEZ JESUS M RODRIGUEZ JILL ANN RODRIGUEZ JOEL RODRIGUEZ JORGE LEO RODRIGUEZ JR JOSE RODRIGUEZ JOSE A RODRIGUEZ JOSE A RODRIGUEZ
JOSE R RODRIGUEZ JOSEPHINE RODRIGUEZ JOUSET RODRIGUEZ JUAN M RODRIGUEZ JUAN MANUEL RODRIGUEZ JUAN MANUEL RODRIGUEZ JR JUSTIN RODRIGUEZ JUSTIN LEE RODRIGUEZ KARLA RODRIGUEZ KATELYNNE N RODRIGUEZ KEVIN RODRIGUEZ LUIS C RODRIGUEZ
LUIS D RODRIGUEZ LUIS FERNANDO RODRIGUEZ MARCIA RODRIGUEZ MARCO A RODRIGUEZ MARTHA ALICIA RODRIGUEZ MARY LOU RODRIGUEZ NATACHA C RODRIGUEZ NEDTALY EN RODRIGUEZ NICHOLE RODRIGUEZ PATRICIA MICHELLE RODRIGUEZ PEDRO RODRIGUEZ RAUL RODRIGUEZ
RICARDO RODRIGUEZ ROBERTO RODRIGUEZ ROBERTO RODRIGUEZ SERGIO C RODRIGUEZ TONY RODRIGUEZ GERARDO RAMON RODRÍGUEZ JORGE ARMANDO RODRÍGUEZ JOSE LUIS RODRÍGUEZ JUAN MARTIN RODRÍGUEZ MELENI YOSELIN RODRÍGUEZ CLAUDIA SELENE FLORES RODRIGUEZ
JUAN JOSE MARTINEZ RODRIGUEZ MAURICIO SOLANO RODRIGUEZ MAYRA MONSERRAT GARCIA RODRIGUEZ ORLANDO JAVIER BONILLA RODRIGUEZ WILBERT LOPEZ RODRIGUEZ RAMON RODRIGUEZ AGUIRRE JR RAMIRO RODRIGUEZ AGUSTI MIGUEL HERNAN RODRIGUEZ ALBARRAN
JORGE DANIEL RODRIGUEZ ALVAREZ NESTOR ADRIAN RODRIGUEZ CARBAJAL ERICK ARTURO RODRIGUEZ CARPIO JUAN CARLOS RODRIGUEZ CARVAJAL DIEGO ARMANDO RODRIGUEZ CASTILLO ROLANDO RODRIGUEZ CASTRO NORMAN G RODRIGUEZ FUNEZ GENARO RODRIGUEZ GARZA
RANDY RODRIGUEZ GONZALEZ SERGIO A RODRIGUEZ GONZALEZ CAROLINE NICOLE RODRIGUEZ LOPEZ YOEL RODRIGUEZ LOPEZ YURI LISSET RODRIGUEZ MALDONADO LUIS RODRIGUEZ MARTINEZ ROBERTO RODRIGUEZ NUÑO PEDRO IVAN RODRIGUEZ OLIVAS
CHRISTIAN ROBESPIER RODRIGUEZ ORTIZ JUAN MANUEL RODRIGUEZ ORTIZ JOSE LUIS RODRIGUEZ PADILLA SAUL RODRIGUEZ PEREZ SALVADOR RODRIGUEZ PRECIADO LUIS ORLANDO RODRIGUEZ SEEDERS ERIK RAYMOND RODRIGUEZ SIERRA RONALD ROBERT RODRIGUEZ TOLENTINO
ENRIQUE RODRIGUEZ UZCATEGUI DONALDO EMMANUEL RODRIGUEZ VALDEZ ANDRES D RODRIGUEZ-MARTIN LUZ E RODRIGUEZ-ROLDAN ANTONETTE M RODRIQUEZ CORNELIO RODRIQUEZ KATIE ELIZABETH RODRIQUEZ DAVID L ROEDL WILLIAM R ROENFELDT NATHAN E ROESCH
BRETT M ROESCHLEIN CODY P ROEWERT GEORGE EDGAR ROFE JOSEPH HENRY ROGAN JR AMANDA BROOKE ROGERS BRYAN L ROGERS CARSON ALLEN ROGERS CHARLES P ROGERS CHRISTOPHER ROGERS CHRISTOPHER ROGERS DANNY ROGERS DANNY NA ROGERS DERIK C ROGERS
DONNA A ROGERS DONNA HALEE ROGERS DONTATE L ROGERS DUSTIN B ROGERS GREGORY P ROGERS JAMES EDWARD ROGERS JEANNY MAY ROGERS JEFFERY A ROGERS JEFFREY S ROGERS JONATHAN P ROGERS LARRY STEPHEN ROGERS LOGAN RILEY ROGERS MICHAEL ROGERS
MONICA ROGERS PAMELA GAYLE ROGERS PATRICK MICHAEL ROGERS R MARK ROGERS REBECCA NICOLE ROGERS SAMUEL ERIC ROGERS SHARON G ROGERS THOMAS C ROGERS JR TREVOR SCOTT ROGERS TYLER ROGERS TYLER SCOTT ROGERS TYLOR JAMES ROGERS VERNON R ROGERS
WILLIAM MICHAEL ROGERS SHANNON D ROGERSON EDWARD S ROHDE RYAN C ROHDE TYLER ROHL JOHN W ROHR JOEL E ROHRBACHER BRYAN J ROHRER STACIA DENISE ROHRER ADAM ANGEL ROJAS DANIEL J ROJAS ELBA ROJAS MICHAEL ANTONIO ROJAS NICHOLAS ROBERT ROJAS
PALOMA CAROLINA ROJAS RICHARD WILLIAM ROJAS RIGOBERTO ROJAS ROBERTO ROJAS CIPRIANO ROJAS ALVAREZ ADRIAN ROJAS GAYTAN JOSE ANTONIO ROJAS NUÑEZ JUAN PABLO ROJAS NUÑEZ JUAN FRANCISCO ROJAS ROBLES JESUS ALEJANDRO ROJAS ROSALES TOORAJ ROKNI
JACOB K ROLAND MATTHEW T ROLAND NOAH CARTER ROLF MONTERRO DEONTE ROLFE SUSAN ROLFE WESLEY S ROLLINGS BENJAMIN EDWARD DAVID ROLLINS DAVID L ROLLINS EDWARD ROLLINS JACOB ISAIAH ROLLINS JAMES WESLEY ROLLINS PHILLIP M ROLLINS
RONAULDO MORREL ROLLINS KELLY P ROLOFSON CRUZ ALEJANDRO ROLON MARTINEZ JAMES E ROLOSON IRINEO A ROMAN JOSE L ROMAN OSVALDO ROMAN WILLIAM A ROMAN JR JOSE RAUL ROMAN GONZALEZ WAYNE ROMANISHAN JR STEVEN LAWRENCE GARY ROMANN
JAMES PETER ROMANO TERRAH L ROMANO BRADLEY CALEB ROMEDY ROMAN YAKOVLEVICH ROMENSKIY ANTONIO JOSEPH ROMERO CELSO ROMERO DANIEL R ROMERO ERIC P ROMERO ISIDRO ROMERO JESSE ANDREW ROMERO KARINA V ROMERO KEVIN R ROMERO LEOPOLDO ROMERO
LUIS ENRIQUE ROMERO OMAR ROMERO RAFAEL ALBERIC ROMERO RICARDO ROMERO VICTOR M ROMERO CLAUDIO ENRIQUE ROMERO JOSE DE JESUS DIAZ ROMERO THANIA ROMERO CERVANTES ISMAEL A ROMERO ELVIRA SERGIO IVAN ROMERO SANCHEZ JAMEY BRANDON ROMHILT
MICHAEL ROMICH CHRISTOPHER ROMINE DARRELL WADE ROMINE DEBORAH K ROMINE JUSTIN R ROMINE REGINALD AUGUSTUS ROMINE SCOTT DEAN ROMINE ADOLFO ROMO JR CARLOS JOEL ROMO HERMINIO ROMO JUAN M ROMO YADIRA ROMO ANTHONY ROMO CORTEZ
PAOLA LIZBETH ROMO DIAZ RICARDO ROMO RODRIGUEZ EMMA RONDEAU ROBERT R RONDEAU FRANK RONDON BRADEY A RONEY PATRICK A RONSPIES BRITTA ROOK MELISSA LYNN ROOKARD RICHARD D ROOKER ROYCE AUSTIN ROOKER DAMIEN ROOKS RANDY SCOTT ROOKS
EMILY MARGARET ROONEY STEPHEN ROONEY SHAWN ROOPNARINE ALIJAH J ROOT ALDRIDGE DWIGHT ROPER DALLAS C ROPER GREGORY B ROPER TYREL ROPER SAMUEL ROQUEL HERMAN DOUGLAS RORICK ANTHONY CARLOS P ROSA JR JAVIER ROSA ALEJANDRO ROSALES
JASON NA ROSALES JOSEPH ROSALES JOSEPH M ROSALES LUIS ANTONIO ROSALES MARCO A ROSALES MELISSA SUE ROSALES NATHAN ROSALES OSCAR A ROSALES JR ROBERT ROSALES THOMAS J ROSALES ESTEBAN DANIEL JAIME ROSALES NORMA JOSEFINA JIMENEZ ROSALES
JOSE GUILLERMO ROSALES GONZALEZ EZEQUIEL ROSALES HERNANDEZ JOSE ROSALES TEJEDA CHRISTINA ROSALES-EVANS DAVID R ROSARIO JOSUE ROSARIO JULIAN ROSARIO JOSE LUIS ROSARIO MARIANO JUAN MIGUEL ROSARIO ROSADO LUIS MIGUEL ROSAS JUAN MANUEL ROSAS BARAJAS
BRYAN ANDREW ROSASCO JENNA ROSE ROSBACH FRED ALEXANDER ROSCOE TODD A ROSCOE RICHARD ROSCOVICH CODY A ROSE COLTON ROSE CRAIG J ROSE DILLON WAYNE ROSE ELDEN E ROSE JASON M ROSE JAYDEN MYLES ROSE JAYME L ROSE JOHNATHON L ROSE JONAS KAYLE ROSE
MARISA LYNN ROSE MICHAEL W ROSE NATHAN M ROSE NATHANIEL CORDELL ROSE ROBIN ROSE RYKER ROSE TRAVIS L ROSE ROWDY LEE ROSEBROCK CHRISTOPHER R ROSEKRANS CHAD ROBERT ROSEN LARRY ROSEN KEVIN D ROSENAU HERBERT NA ROSENBAUM III
MICHAEL LEE ROSENBAUM ROBERT D ROSENBAUM BRYAN ROSENBERG STEVEN ROSENBERG ANDREA R ROSENBROCK DAVID R ROSENE ELIZABETH SOPHIA ROSENE ROBERT WYATT ROSENE ADAM L ROSENKRANS DANIELLE L ROSENKRANS DAVID ROSEWARN ANISH A ROSHAN
ASFANDIAR ROSHANGAH CARLOS ROSILLO FERNANDO ROSILLO LEONARDO DIAZ ROSILLO DEREK MARK ROSINSKI JANDI JO ROSINSKI TYSON RAY ROSKELLEY NATHAN ROSKI ZACHARY ROSKI JAMES ERIC ROSLEVICH ANDREW M ROSS BARBARA LATRICE ROSS BRANDON ROSS
BRIAN A ROSS CHARLES A ROSS CODY LEE ROSS CRAIG ROSS DARREN A ROSS GARRETT LEON ROSS GILBERT ROSS GREGG ALLEN ROSS JR JAMES ROSS JENNA GRAFF ROSS KEENAN A ROSS MARC ANTHONY ROSS MATTHEW ROSS MICHAEL L ROSS REBECCA ROSS SARAH ROSS
JESSICA MARIE ROSSI JENNIFER ROSSITER RYAN ROBERT ROSSITER ALEXANDER J ROSSMAN JARED L ROSSMAN DANIEL RYAN ROTENBERRY JOHN WESLEY ROTENBERRY BRIAN DANIEL ROTH DEREK ROTH GRANT J ROTH TRAVIS RAY ROTH TYLER L ROTH TRENTAN ROTHER
ANTHONY L ROTHERHAM GREGORY A ROTHERMICH CHRISTOPHER M ROTHERT RYAN JAMES ROTHROCK ELYSHA HELENE ROTHSTEIN ELI JORDAN ROTMAN BRENT A ROTTE SKYLER RICHARD ROTTGER TYLER F ROTTGER MATTHEW J ROTTMAN LARRY ROUNDS LA'SHANTENA ROUNDS
ROGER A ROUNDS JR DILLON REES ROUNDY HUNTER G ROUNSAVILLE RONNIE ROUNTREE RYAN ROCKWELL ROUNTREE ERICK S ROUSE KEVIN ROUSE ELIZABETH A ROUSH JACOB MICHAEL ROUSH ALAN ROUSSON JAMES C ROVITO JOSEPH ROWAN LARRY EDWARD ROWAN
LAURA BETH ROWAN LYNDON TODD ROWBOTHAM AMBER LYNN ROWE ANDREW JAMES ROWE BRAYDEN NICHOLAS ROWE JASON L ROWE JASON M ROWE MICHAEL ROWE MICHAEL ROWE NICOLE ROWE DAVID E ROWELL JR ALEC M ROWLAN JOHN A ROWLAN AARON ROWLAND
BETHANIE HOPE ROWLAND JARED TIMOTHY ROWLAND JEFFREY A ROWLAND JENNIFER ROWLAND AARON EDWARD ROWLETT JAKE ANDREW ROWLETT JARED A ROWLETT SHELLIE DAWN ROWLETT BROCK THOMAS ROWLEY JON D ROWLEY SHAE B ROWLISON TYLER LYNN ROWLISON
ALLISON ROWNTREE AMBER N ROWTON BRIAN ROY FRANK ROY JOSHUA ROY ROBERT W ROY JR SHANE M ROY DANIEL ROYAL TANYA M ROYBAL RUBEN J ROYER CRAIG ROYLE JAMIE ROYS JOSHUA D RUARK SAMUEL DAVID RUBADUE MANUEL RUBALCAVA AARON J RUBIO
ANTHONY RUBIO CHRISTOPHER ALFONSO RUBIO EMILY MARILYN RUBIO JOSE RUBIO OLMAN OLIVER RUBIO ESTEFANIA MUTIO RUBIO RAMON ALEXANDER RUBIO BRAMBILA PEDRO RUBIO CASTRO GERARDO REYES RUBIO SANCHEZ GREGORIO RUBIO VELAZQUEZ CHRISTOPHER RUCCO
CARLOS J RUCKER JEFFREY V RUCKER KENNETH MICHAEL RUCKER JILL SUZANNE RUCKLE ANGELA M RUCKMAN JAMES THOMAS RUCKMAN JOHN F RUDD KENNETH JAMES RUDD PAUL RUDDICK TIMOTHY J RUDDICK BRENDEN DALE RUDE BRYAN C RUDLOFF ALYSSA MARIE RUEDA
ALEXANDRE RUEL DENNIS K RUFF JOHN RUFFENACH ANTIONNE RYDELL RUFFIN DEANDRE NAJEE RUFFIN DEMADRE SHAKOR RUFFIN KIM BRITT RUFFIN RODNEY RUFFIN KELLY ANTONIETA RUGEL BRETT A RUGG DANIEL OAKLEY RUGG MICHAEL RUGGLES JAIME RUIVO ALBERTO NA RUIZ
COBY JOSEPH RUIZ EDGAR ISRAEL RUIZ ERIC R RUIZ FERNANDO ISMAEL RUIZ GILBERT RUIZ ISMAEL RUIZ JOSE SANTOS RUIZ JUAN JOSE RUIZ LUIS RUIZ MANUEL RUIZ MARIA ESTHELA RUIZ MICHAEL JUAN RUIZ MIGUEL CASTANEDA RUIZ MISAEL RUIZ SARA L RUIZ SELENE RUIZ
TIFFANY SHANEYA RUIZ JOSE ANTONIO PINEDA RUIZ RUBEN RUIZ ALVAREZ FRANCISCO AGUSTIN RUIZ ARREDONDO EDGAR OMAR RUIZ BUENO MARTIN ALEJANDRO RUIZ BUENO CAREN MARIA RUIZ CARRERA MA ELISABETH RUIZ ESPARZA JUAN CARLOS RUIZ HERNANDEZ
SANDRA ITZEL RUIZ MEDINA RAFAEL RUIZ NARANJO YOSELIN VIANEY RUIZ PRADO GARI RUIZ RAMOS LUIS ALBERTO RUIZ RAMOS MAXIMO RUIZ RAMOS TOMAS RUIZ RAMOS FRANCISCO RUIZ RODRIGUEZ LEOVIGILDO RUIZ RUIZ JUAN FRANCISCO RUIZ SALAZAR JOSE RUIZ TAMAYO
KAREN JUDITH RUIZ TRISTAN ZACHERY A RUMANS HARRY L RUMPH IV BRECK NICKOLAS RUMSCHLAG LUKE RUNDE MARK A RUNDLES EDWARD K RUNION KYLE E RUNNER DREW BYRON RUNYAN LORI LEE ANN RUNYON TALIA REGINA RUNYON NAVIN RUPAN ANTHONY RUPE DEAN M RUPP
JOSHUA M RUPPERT KATHALEEN K RUPPERT LEVI FRANCIS RUPPERT ANTHONY A RUSH DEBORAH J RUSH DOUGLAS L RUSH JUSTIN S RUSH TRASAUN XAVIER RUSH JAMES THOMAS RUSHEN RACHEL NA RUSHER JOSEPH GREGORY RUSHING WILLIAM WARREN RUSHING II
AUSTIN TIMOTHY RUSHTON JACOB MICHAEL RUSINKO CHRIS ELLIS RUSK JILLIAN RUSS NAIMAH MARIE RUSS WARREN RUSS MORGAN RUSSAW ALDEN MATTHEW RUSSELL BILLY RAY RUSSELL BRYAN K RUSSELL BRYCEN RUSSELL BRYSON RAY RUSSELL CAMERON JOSEPH RUSSELL
CAROLYN CHAVONNE RUSSELL CHARLES NICHOLAS RUSSELL CHELSEA CIARA RUSSELL COLBY DALTON RUSSELL DAWN MICHELLE RUSSELL HANNAH RUSSELL JACK B RUSSELL JACKSON DAVID RUSSELL JEFFERY BLAYNE RUSSELL JERAMIAH ANTHONY RUSSELL JONATHAN A RUSSELL
JUSTIN MATTHEW RUSSELL KODY RYAN RUSSELL KRISTEN R RUSSELL LAUREN RUSSELL MICHAEL STEVE RUSSELL JR NEIL RUSSELL NICHOLE JOY RUSSELL NICK ALEXANDER RUSSELL RAFIQUE RUSSELL RICHARD L RUSSELL ROBERT ANDREW RUSSELL ROMAN L RUSSELL SCOTT A RUSSELL
SHARON L RUSSELL SHAWN RUSSELL THOMAS J RUSSELL TODD EASON RUSSELL VALERIA MICHELLE RUSSELL JEFFREY D RUSSO CHRISTOPHER LEE RUST DANIEL RUST JUAN MANUEL RUTH MARSHALL EDWARD RUTH NICHOLAS Q RUTH SVEN M RUTH JOEL ROBERT RUTHE
ANTHONY SCOTT RUTHERFORD BLAKE MICHAEL RUTHERFORD BRADEN M RUTHERFORD JAMES MATTHEW RUTHERFORD ROSS S RUTHERFORD AMY E RUTLAND WILBERT E RUTLAND ASHLEY M RUTLEDGE CLINITA MARIE RUTLEDGE GREGORY A RUTLEDGE NICKIE J RUTLEDGE
LARRY KOLE GREYSON RUTSCHMAN CONNER TIMOTHY RUTZ ROCIO RUVALCABA CHRISTIAN DAVID RUZICH LEANDRO S RUZO ANDREW RYAN CHARLES E RYAN COLLIN RAY RYAN CRAIG L RYAN EDWARD J RYAN GREG RYAN HAYDEN LEE RYAN JOSHUA E RYAN LEON MARSHALL RYAN III
MICHAEL RYAN QUINN RYAN ROBERT RYAN RONALD A RYAN JR ROSS DETTMERS RYAN SANDRA RYAN SCOTT RYAN SCOTT T RYAN SEAN RYAN BRENDON RYAN-LAUZON JOHN RYCHLIK MARK S RYDELL NICHOLAS JAMES RYDER JARED DAVID RYKER KYLE R RYKER RACHAEL I RYLAND
ESTEE OLIVIA RYNDERS MATHEW RYNEARSON STEPHEN A RYS JUNGSUK RYU MARCIN RZEPECKI SHEETAL S GADEKAR NAJI SAADAT ROMAN T SAAGA LAURA D SAATHOFF GUSTAVO ELOY SAAVEDRA AGUILAR HENRY ALEXANDER SAAVEDRA LUGO ELVIN SABADO CRYSTAL SABADOS
NICHOLAS SCOTT SABELHAUS COSME SABLADA MARILOU SABLADA EDWIN JAMES SABLICH JASON PERRY SABOLBORO ANDRE SABOURIN CONSTANCE M SACCO JOHN P SACCO MARK SACCO KIMBERLY SACHEN ADAM N SACHLEBEN ABDOULAYE SACKO PRABHAKAR SADAIYANDI
VICTOR JOHN SADEWATER ARIF SADIKOVIC NERMINA SADIKOVIC SADIK SADIKOVIC SENAD SADIKOVIC BRIAN ANTHONY SADLER HUNTER R SADLER JEFFRESS SADLER RONALD A SADLER AARON R SAEGEBARTH COLLEEN ANNE SAENZ RICARDO A SAENZ SCOTT ANTHONY SAETTEL
DAVID SAEZ JEREMIAH DEAN VIRGIL SAFFELL JACOB ELLISON SAFFORD VANCE A SAFLEY BROCK MATTHEW SAGE JIMMY DUANE SAGELY RAHEEL SAGHIR PETER FOROMO THERESE SAGNO ROHIT SAHAI HAMED SAHAK ABDULAZIZ SAID REZA SAIFOLLAHI SANDEEP SAILOPAL
MICHAEL ASHOK SAIN JR JONATHON T SAINDON KIANA KERICIA SAINT ANELSON SAINTIL SHALINI SAJJAN NATHAN JOSEPH SAKEVICIUS KYLE P SAKOS SHERRI N SAKOS BALASUBRAMANI SAKTHIVEL BARATHKUMAR SAKTHIVEL LOKESH SAKTHIVEL SATHISH SAKTHIVEL
SELVAGANAPATHI SAKTHIVEL BRYCE DENNIS SAKUSKY ROLANDO SALAIZ ESTEFANY JOANA SALAMANCA FLORES MICHAEL SALAMONE NATHANAEL SALAPAT DARIEN SALAS GILBERTO BENJAMIN SALAS MARTIN SALAS ORLANDO SALAS RICARDO SALAS JOSE EMMANUEL ESTRADA SALAS
JOANET SALAS COLLAZO LUIS D SALAS TORRES VERONICA SALAZA VILLARREAL ALBERTO SALAZAR ANDRES SALAZAR CESAR ROMAN SALAZAR DANIEL SALAZAR EZEQUIEL SALAZAR LORENA JAQUELINE SALAZAR MELISSA GAYLE SALAZAR SAMUEL EDRIC SALAZAR TONY JOE SALAZAR
XAVIER R SALAZAR YANELI SALAZAR JAIME SALAZAR BAUTISTA MAYTE SALAZAR GARZA JAVIER SALAZAR MATA JOSE A SALAZAR-GUERRERO ARBIN O SALCEDO CAMPUZANO EMMANUEL SALCEDO LEAL JESUS ENRIQUE SALCIDO BORJA JUAN E SALCIDO TORRES ANTHONY JULIANA SALDANA
JOSE SALDANA TANIA SALDANA EFRAIN ALEJANDRO SALDAÑA ABEL SALDANA ARTEAGA JOSE DE JESUS SALDAÑA CARRILLO ANGEL L SALDANA RODRIGUEZ MARCO ALEJANDRO SALDIVAR LEGASPI ALBERTO SALDIVAR SANTANA JAMES K SALE II DIYAR SALEHIYAN GEORGE EDWARD SALES III
TIM SALES JOSHUA ANDREW SALESMAN BRYAN JOSUE SALGADO CYNTHIA SALGADO MICHAEL SALGADO SARAH MEMORY ROSE SALGADO TIMOTHY D SALHEISER GERARDO SALINAS JUAN F SALINAS JUAN J SALINAS FRANCISCO JAFET SALINAS ARELLANO JESSICA ENEREIDA SALINAS DE ADAMES
ABDEEL ENRIQUE SALINAS HERNANDEZ MARTIN SHANE SALISBURY TINA DIANNE SALISBURY RICHARD SALLEE THOMAS JAMES SALLEY RICO R SALLIE JAMIE L SALM NATHEIR AYED HMMAND SALMAN SAEED SALMAN BIANCA LILIANA SALMERON LOGAN T SALMON ETHAN C SALO
JENNIFER SALO JAKE SALOMONE DONALD J SALSBERRY KENRICH MAURICE SALTERS LARRY THOMAS SALTSMAN ERIC SALTZMAN JASON BYRON SALTZMAN LOGAN BYRON SALTZMAN JOSHUA FRANK SALVA MICAH R SALVETTI MICHAEL J SALVO DANNY RAY SALYER ALEXANDRIA N SALYERS
TYLER JOEL SALYERS WILLIAM T SALYERS GILBERT O SAM KIRANSAIKUMAR SAMA SHELDON SAMAI DEVANGI SAMAL JOHN J SAMARO JR KELVIN SAMAROO KURT SAMAROO ARTURO SAMARRIPA JR ARTURO EFRAIN SAMARRIPA DILLIBABU SAMBATH MARCUS JULIAN SAMBRANO
RICHARD SAMBRANO KEVIN R SAMFORD WILLIAM SAMMON JERRY V SAMONTE MEGAN M SAMPAIO CHRISTOPHER SAMPLE CHRISTOPHER PAUL SAMPLE JACOB DANIEL SAMPLE JAKE THOMAS SAMPLE MATTHEW TYLER SAMPLE COURTNEY SHEPHERD SAMPLES STEPHEN COLTON SAMPLES
RYAN CHRISTOPHER SAMPLEY AMY L SAMPSON JENNIFER H SAMPSON MARK R SAMPSON LISA DIANNE SAMSON RAYMOND FULGENCIO SAMSON MANOJ SAMSUNDAR ALCARIO L SAMUDIO JENNIFER DIANE SAMUDIO CODY C SAMUELSON DURGA SANKAR SAMY TAM A SAN
MIGUEL ANGEL SAN MARTIN ANTONIO JR SAN MIGUEL FREDY SANABRIA RUIZ NAGABABU SANAPALA ANDREZA SANCHES ADRIAN THOMAS SANCHEZ ALEJANDRO J SANCHEZ ALEX S SANCHEZ ANDRES CHRISTOBAL SANCHEZ ANEL SANCHEZ ARTURO SANCHEZ BRIAN SANCHEZ
CANDACE NICHOLE SANCHEZ CARLOS ISRAEL SANCHEZ JR CARMEN SANCHEZ CHRISTOPHER ALEX SANCHEZ CONRADO SANCHEZ DAMASO SANCHEZ DANIEL E SANCHEZ ELIEZER E SANCHEZ ERIC ARMANDO SANCHEZ FERNANDO SANCHEZ JAIME SANCHEZ JORDYN A SANCHEZ
JORGE SANCHEZ JOSE AMADO SANCHEZ JOSE O SANCHEZ JOSEPH T SANCHEZ JUAN MANUEL SANCHEZ MARCHITA L SANCHEZ MARIA J SANCHEZ MARIO SANCHEZ JR MIGUEL ANGEL SANCHEZ MIGUEL ANGEL SANCHEZ JR NICHOLAS SANCHEZ PEDRO C SANCHEZ RAFAEL ALEJANDRO SANCHEZ
ROBERTO LEON SANCHEZ SALVADOR SANCHEZ SAMUEL A SANCHEZ STEPHANIE D SANCHEZ TIMOTEO C SANCHEZ VICTOR E SANCHEZ CAMILO SÁNCHEZ SEBASTIAN SÁNCHEZ ALEJANDRA SHARAI REYES SANCHEZ JULIA DEL CARMEN RODRIGUEZ SANCHEZ
MARIA REGINA DE GUADALUPE PORRAS SANCHEZ MAURICIO PIMENTEL SANCHEZ MARIA GABRIELA SANCHEZ AGUILAR ERICK F SANCHEZ ALVAREZ ORBERTO SANCHEZ ALVAREZ FRANCISCO JAVIER SANCHEZ CARRERA YOVANI SANCHEZ CARRERA ALEJANDRA SANCHEZ ESCOBAR
JOSE ENRIQUE SANCHEZ GALLEGOS JHONNY GEOVANY SANCHEZ HERRERA ABRAHAM SANCHEZ REYNOSO SAMUEL SANCHEZ SANDOVAL SERGIO SANCHEZ VILLAGOMEZ KRISTOFFER O SANCHEZ VIRGEN KYLE BRADLEY SANDBERG ADAM C SANDEFER ANDREW J SANDERS ANGELO SANDERS
BENJAMIN MATTHEW SANDERS CHRISTOPHER A SANDERS CHRISTOPHER M SANDERS ESAIAS J SANDERS GARRETT K SANDERS GAVIN JOSEPH SANDERS JAMES K SANDERS JOHN S SANDERS JOSEPH DANIEL SANDERS KENNETH GERRELL SANDERS MACK D SANDERS
MICHAEL CLIFTON SANDERS RICHARD EVAN SANDERS RICHARD N SANDERS RONALD TODD SANDERS RYAN B SANDERS WESLEY RICHARD SANDERS WILLIAM J SANDERS WILLIAM W SANDERS JR WINFRED DEAN SANDERS MESSERLINA R SANDERS BROWN DANIEL SANDERSON
JANELLE M SANDERSON EDWARD SANDI VICTOR MANUEL VAZQUEZ SANDIA JAMES SANDLIN MICHAEL T SANDLIN ANDREW MURPHY SANDOMIERSKI ARMANDO R SANDOVAL GERARDO SANDOVAL MARIO ESPINOZA SANDOVAL VIRGINIA RAQUEL SANDOVAL LUCINA AGUILERA SANDOVAL
KEVIN IVAN SANDOVAL LIMON ISRAEL SANDOVAL MELENDREZ JOSE DE JESUS SANDOVAL RENTERIA ANTONIO SANDS BRITTANY ANN SANDS KENNETH R SANDS MARK DAVID SANDS THOMAS MICHAEL SANDS JOHN PATRICK SANDUSKY BRIAN KEITH SANFORD CODY SANFORD
JASON TIMOTHY SANFORD LUKE ALLEN SANFORD RONALD EUGENE SANFORD LAWM SANG BALAMURUGAN SANGARALINGAM RAVI KUMAR SANJEEVI SIVAKRISHNAN SANKAR YUVAN SANKAR PALANI SANKER WILSON SANOFFSKY JAMES BRADFORD SANSBURY GABRIEL G SANTA
LINETTE M SANTALIZ REDONDO JEFFREY TAYLOR SANTALLA FLAVIO SANTAMARIA ISMAEL SANTAMARIA ESTEBAN SANTANA JOSE ANTONIO SANTANA MICHAEL SANTANA ARMANDO SANTANA HERNANDEZ JESUS MANUEL SANTANA HERNANDEZ VIVEK SANTHANAM
MARGARET POULIN JENITHA SANTHIYAGU ADDISON MANUEL SANTIAGO ANDRES SANTIAGO JUAN CARLOS SANTIAGO MELVIN SANTIAGO RUBEN SANTIAGO ARGELIA MANZANO SANTIAGO DAMIAN SANTIAGO ORTIZ JAIME ENRIQUE SANTIAGO TORRES FERNANDO SANTIBANEZ JR
OSCAR SANTIBANEZ JOSHUE FRANCISCO SANTIBANEZ MANRIQUEZ JORGE SANTILLAN RODOLFO SANTILLANO VALENZUELA JOAQUIN E SANTOS JUAN F SANTOS CESAR SANTOS MEDINA SAUL SANTOS PINEDA BARBARO OSMANI SANTOS SANCHEZ VICTOR M SANTOS-CORALES JOSE L SANTOYO
JOSE LUIS SANTOYO UMBERTO SANTOYO HEBER SANTOYO AVILES HARSHITH REDDY SARABUDLA LIHAR A BENJAMIN SARAGIH EMILIANO SARAT PRAVEENKUMAR SARAVANAKUMAR SUNDAR SARAVANAN SANTOS SARAVIA RIGVED PRAVIN SARDEY THOMAS SARGEANT CHRISTOPHER SARGENT
DANIEL E SARGENT STEPHEN C SARINE SWAPAN SARKAR COREY WAYNE SARKISIAN SAMANTHA MARIE SARKISIAN PAVEL SARKISYAN RODRIGO SARMIENTA TORRES PETER L SARNO GIDEON SARPONG SR BUD E SARRACINO JASON SCOTT SARRATT BILLY SARTAIN CODY BAILEY SARTAIN
CODY DON SARTIN JAMES C SARTIN JR WILLIAM ALLEN SARTIN III DUSTIN L SARVER BOOPATHI SASIKUMAR EDUARDO SASSON OCHOA TERENCE L SATCHELL LAUREN A SATCHWELL RODNEY S SATCHWELL VIGNESH SATHAIAH GOVARDHANAN SATHYAMOORTHY PAVITHRA SATHYAN
CARLOS E SATIZABAL FRANKLIN KEITH SATTERFIELD KATELYN SATTERFIELD RANDALL JORDAN SATTERFIELD ROBERT E SATTERFIELD KEVIN RANDALL SATTERWHITE KREIGHTON BROCK SATTERWHITE MEGAN BREANNE SATTERWHITE CYNTHIA NUNEZ SAUCEDA ENRIQUE ALBERTO SAUCEDO
ARIEL ZAITH SAUCEDO SANCHEZ HERMAN SAUCIER TIMOTHY B SAUER TERRY A SAULEY CIARA J SAULS ROLLY SAULS RONNIE NO MIDDLE NAME SAULSBERRY ETHAN C SAUMIER ADRIANA NICOLE SAUNDERS AIDAN MILLER SAUNDERS JAYSEN ELLIS SAUNDERS JOSEPH HOWARD SAUNDERS
JOSHUA J SAUNDERS KYLE WARREN SAUNDERS MAURICE L SAUNDERS NATHAN AVERY SAUNDERS NEAL R SAUNDERS ROGER SAUNDERS SAMANTHA JO SAUNDERS TREVOR SAUNDERS JOSEPH A SAUSER WILLIAM J SAUTER MICHAEL P SAVAGE WILLIAM W SAVAGE ANTON SAVERIMUTHU
GAVIN SAVOIE JEAN-GUY SAVOIE MICHAEL SAVOY KEVIN SAWCHYN EMILLIO RICHIE SAWH EMILLIO SAWH MICHAEL JOHN SAWRAN ADDISON B SAWYER ALAN SAWYER DAVID SAWYER DERRICK L SAWYER JACKIE LEE SAWYER JACOB ANDREW SAWYER JOEL WAYNE SAWYER
JOSHUA JARED SAWYER KEVIN JAMES SAWYER LARRY MATTHEW SAWYER LUTHER H SAWYER JR TRACY SAWYER NOEL T SAXTON PAUL SAYER GAYLAND C SAYLES GAYLAND CHARLES SAYLES JOSHUA CALEB SAYLES MARY M SAYLOR MICHAEL SAYLOR ROB SAYLOR WILLIAM ELBERT SAYLOR
ZACHARY A SAYLOR BRENDA SAYRE ZACHARY TYLER SAYRE FAZAL MEHDI ASGAR MEHDI SAYYED NICHOLLE A SAZAMA DEREK J SCAFF NATHAN JAMES SCAFF CODY THOMAS SCAGGS BYRON JORDAN SCALES CAROL SCALES THOMAS P SCALES BRENDA L SCALETTA - COFFIN
JASON DAVID SCALF PHILIP EFRAIN SCALF JOHN E SCAMIHORN III KATHERINE ANGELA SCANGA JOSHUA SCARBOROUGH JUSTIN SHAY SCARBOROUGH SHIRLEY A SCARBOROUGH DAVID L SCARBROUGH DAVE SCARLETT VINCENT MICHAEL SCATIGNA MATTHEW E SCERBAK
DARLENE J M SCERRA DOUGLAS A SCHAAD JASON TODD SCHAAD JASON W SCHAAF JEREMY DONALD SCHABER ALEX JONATHAN RAY SCHACHER AUSTIN JAMES SCHAECHER TYLER M SCHAECHER MICHAEL SCHAEDEL ASH SCHAEFER MARK D SCHAEFER RANDY MICHAEL SCHAEFER
ROBERT J SCHAEFER JOSHUA DAVID SCHAFER MAGIE B SCHAFER DAVID SCHAFF GARETT M SCHAFFER CAROL A SCHALKEWITZ EVAN DALE SCHALOW STEVEN A SCHAMP RODNEY A SCHANEMAN JR STACY L SCHANNEN STEPHANIE NICOLE SCHAPER TERRY CLAYTON SCHARCKLET
BRANDON SCHARFETTER DANIEL JOSEPH SCHARN JAMES P SCHARNER BERNARD H SCHARR BRIAN T SCHART MICHAEL P SCHATT CHANDLER V SCHAUB MATTHEW J SCHAUER MICHELLE SCHEDEL BRYSON WARD SCHEETZ DOMINICK HOWARD SCHEHL ROBERT P SCHEIDERER
LOGAN SCHELL SANDRA KAY SCHELL TERRENCE SCHELLENBERG LORA A SCHELLER DANITA M SCHELLPEPER BRANDON W SCHEMBRA ERROL PAUL SCHENDELER KIMBERLY M SCHENK BRYAN S SCHENKEL JASON K SCHERMERHORN MICHAEL R SCHERMERHORN HUNTER JAMES SCHEXNAYDRE
KYPER MARKELL SCHEXNIDER MYLON JOSEPH SCHEXNIDER CADELL A SCHICK JENSON SCHIEBEL TIMOTHY AARON SCHIEK SCOTT A SCHIEL JUSTIN SCHIELKE CATHERINE SCHIERER SAMANTHA MARIE SCHIESS RONALD MATTHEW SCHIFFLI DIANE M SCHILLAWSKI SEAN C SCHILLER
JOSEPH A SCHILPP ROY SCHIMMING DAYLEN B SCHINBECKLER DAYMON W SCHINBECKLER JEREMY K SCHINCK JASON R SCHINDLBECK ROBERT B SCHINDLEDECKER MARKEE SUE SCHINDLER RYAN H SCHIPAANBOORD RYAN P SCHIPPER GARRETT PAUL SCHIRMACHER JARED SCHLADWEILER
JUSTIN RAY SCHLATTER DEVIN J SCHLAUCH MICHAEL A SCHLAUCH JASON P SCHLECHT JASON RANDALL SCHLEDER MARK K SCHLEIGER JEFFREY SCHLEMMER MATTHEW J SCHLERETH ANDREW E SCHLESS RYAN LYN SCHLICHTENMYER ELIZABETH LOUISE SCHLICHTER
CHAD THOMAS SCHLICKLIN CHAD M SCHLIE MICHAEL J SCHLIEWE KYLE SCHLOEGL THEODORE SCHLOER CAROLYN E SCHLOTE DEREK L SCHLOTE JAEGAR SCHLUMPBERGER TYLER SCHMALZ STEVEN O SCHMEDER DAVID SCOTT SCHMELTER RYAN KADE SCHMIDGALL ADAM M SCHMIDT
ANTHONY JOSEPH SCHMIDT BRIAN WILLIAM SCHMIDT CASEY CARLOS SCHMIDT CODY T SCHMIDT EMMA KAY SCHMIDT GARY A SCHMIDT JACOB DYLAN SCHMIDT JOSEPH A SCHMIDT JOSEPH MICHAEL SCHMIDT KAROLYN SCHMIDT LEVI G SCHMIDT MARK J SCHMIDT NELSON RAYMOND SCHMIDT
NINA LORRENE SCHMIDT RODERIC SCHMIDT WADE MATTHEW SCHMIDT KRISTIN R SCHMIT JEFFREY A SCHMITT MATTHEW THOMAS SCHMITT ANDREW F SCHMITTER AUSTIN SCHMOLBACH JEFFREY THOMAS SCHMUTTE CHASE SCHMUTZ CHARLES A SCHNECKENBERGER IV
ADAM WILLIAM SCHNEIDER ANTOINETTE SCHNEIDER BARBARA SCHNEIDER BRAD SCHNEIDER BRYAN SCHNEIDER CHARLES ROBERT SCHNEIDER DANIEL SCHNEIDER DARLA SCHNEIDER JACQUELINE SCHNEIDER JAKE THOMAS SCHNEIDER MARGARET JONES SCHNEIDER
SAMUEL PAUL SCHNEIDER CHRIS SCHNEL JOHN SCHNELL SCOTT A SCHNELLER TANNER BLAKE SCHNETZLER TIMOTHY R SCHNIEDERS LARRY SCHNITTKER JOSHUA R SCHNITZLER CHAD M SCHNOOR HEATH A SCHNOOR JASON D SCHNOOR PAUL FRANZ SCHOENBERGER

ZACHARY PAUL SCHOENFELDT ANDREW PATRICK SCHOENHERR JESSICA LYNN SCHOETTMER CONNOR SCHOLTUS JO-DEE SCHOMAKER PERI S SCHOMAKER BRIAN P SCHOMMER DAVID YUN SCHOO AMANDA PAIGE SCHOOLCRAFT JACOB RYAN SCHOOLCRAFT JOSEPH R SCHOOLCRAFT
BRYAN SCHOOLEY DAKOTA JAYMES SCHOOLEY JASON SCHOOLEY MATTHEW P SCHOOLEY WILLIAM LOGAN SCHOPPERT JEFFERSON J SCHOTT THEODORE ROY SCHOTT MALIN SCHOUTEN SAMUEL SPENCER SCHOW CAROL B SCHOWE CURTIS JOHN SCHRADE CURTIS RICHARD SCHRADE
CONNOR CHASE SCHRADER TONY R SCHRADER SETH THOMAS SCHRAEDER GARRETT DANE SCHRANTZ DEREK SCHREER GENE A SCHREIBER KALE THOMAS SCHREINER DEREK SCHRENK PAUL SCHREURS BLAKE ANDREW SCHRIEWER HARRY D SCHROCK JOHN M SCHROCK JON M SCHROCK
KENNETH D SCHROCK KENNETH L SCHROCK KEVIN C SCHROCK BRUCE SCHROEDER BRYCE SCHROEDER JESSE A SCHROEDER MICHELLE M SCHROEDER RYAN W SCHROEDER CHAD SCHROER SEAN MICHAEL SCHROERLUCKE MIRIAM SCHROETER KATHLEEN DIANE SCHROLL
TIMOTHY LEIGH SCHROLL STEPHANIE M SCHUBERT MICHAEL SCHUEREN DOUGLAS S SCHUETTE NICHOLAS RANDALL SCHUETTE WYATT E SCHUETTLER BRENDA LEE SCHULER MICHAEL J SCHULLER II TIMOTHY SCHULTA DALE M SCHULTE JARED M SCHULTE BERNARD C SCHULTZ
BRETT MICHAEL SCHULTZ DAVID E SCHULTZ JARET SPENCER SCHULTZ JASON T SCHULTZ JUSTIN MICHAEL SCHULTZ KRISTOPHER LOUIS SCHULTZ LANE BRYANT SCHULTZ LAUREN M SCHULTZ MATTHEW LANE SCHULTZ MICHAEL SCHULTZ NICHOLAS SCHULTZ RICHARD MICHAEL SCHULTZ
WALTER E SCHULTZ WILLIAM PAUL SCHULTZ AARON E SCHULZ BRENDA SCHULZ BRIAN R SCHULZ CODY ALAN SCHULZ JONATHAN SCHULZ PAMELA R SCHULZ PETER JAMES SCHULZ TRAVIS C SCHULZ DANETTE SCHULZE ANDREW SCHUMACHER CONOR JOHN SCHUMAKER
FREDRICK L SCHUMAN AUSTIN L SCHURING RODNEY L SCHURING CHRISTOPHER R SCHURMAN DENNIS J SCHURMAN TYSHA ANN SCHURR LARRY J SCHUTT TRACY L SCHUTZ MITCHEL SCHUURMAN SIDNEY SCHUYLER RILEY MARSHALL SCHWAB TREVOR SCHWAB ALEX L SCHWADERER
NATALIE J SCHWAMB JESSICA L SCHWARM JARED SCHWARTING CHRISTOPHER V SCHWARTZ JACOB JOEL SCHWARTZ RODNEY L SCHWARTZ TIMOTHY M SCHWARTZ TONY M SCHWARTZ ROBERT A SCHWARZ ANTON M SCHWEIKL NICOLE A SCHWEIZER DEBRA SCHWENGEL
HAYLEE SCHWENGEL MATTHEW D SCHWICKRATH KRISTI SCHWINN BRANDON LEE SCHWOEBEL ERICA L SCIANCALEPORE JOSEPH SCIBETTA BOBBY NA SCIPIO DREW MATTHEW SCIVALLY GUNNAR DAVID SCOGGIN STEPHEN CHRISTOPHER SCOGIN CODY C SCOTHERN
KRISTOPHER LANCE SCOTHERN TYSON DEE SCOTHERN ADAM SCOTT ADAM D SCOTT ADAM E SCOTT ADAM E SCOTT ADAM NICHOLAS SCOTT ALYN MICHAEL SCOTT AMANDA KAYE SCOTT ATHERIUS DERRELL SCOTT AUSTIN SCOTT BRANDON CHADD SCOTT BRANDON PARKER SCOTT
BRANTSON WOODROW SCOTT CAROL C SCOTT CHAD A SCOTT CHASON LEE SCOTT CODY MARK SCOTT DALTON SCOTT DAVID A SCOTT DAVID E SCOTT SR DAVID J SCOTT DUSTIN MAX SCOTT GARRETT MICHAEL SCOTT GREGORY JONATHON SCOTT HANK R SCOTT HAZEL M SCOTT
JAMES A SCOTT JASON W SCOTT JENNIFER SCOTT JENNIFER MICHELLE SCOTT JESSE SCOTT JESSE L SCOTT JESSE M SCOTT JOEL FRANCIS SCOTT JOHN T SCOTT JOHNNIE LEWIS SCOTT JOSHUA LEE SCOTT KEEGAN MICHAEL SCOTT KENNETH SCOTT KENT D SCOTT LANDYN MAURICE SCOTT
LARRY G SCOTT MARK S SCOTT MARY ESTHER SCOTT MICHAEL B SCOTT MICHAEL J SCOTT MICHAEL L SCOTT MICHAEL LEWIS SCOTT MICHAEL T SCOTT MITCHELL P SCOTT NICHOLAS A SCOTT ODANE SCOTT PAYTON TUCKER SCOTT RACHEL E SCOTT RHETT A SCOTT RONALD K SCOTT
RUSSELL L SCOTT SEDRICK LENNORD SCOTT JR SHAWN AVERY SCOTT SHAWN B SCOTT STACY SCOTT STEPHEN T SCOTT TERANCE SCOTT TONY LORENZO SCOTT TROY C SCOTT TYLER MICHAEL SCOTT TYRELL SCOTT WILLIAM L SCOTT IV BENJAMIN ROSS SCOVEL MARK A SCOVILLE
TREVOR SCOWEN AARON RYAN SCRANTON DARIAN ANTHONY SCRANTON JOSHUA R SCRIBNER NICHOLAS E SCRIBNER HENRY DENNIS SCRIVENS LANA S SCRIVNER CADDEN PAUL SCROGGINS DEVIN ROBERT SCROGGINS DANIEL SCROPOS ECHO SHAVANTE SCRUGGS TYRICE SCRUGGS
BRADY A SCUDDER MARY A SCUDDER JASON SCURK EARNEST B SCURRY DAREN S SEA MATTHEW SEABOLT ZACHERY THALE SEAL GEOFFREY SEALE THOMAS JOEL SEALE MATTHEW T SEALY SCOTT S SEAR II DEMARIO SEARCY BRIAN HOWARD SEARLE MARK A SEARLE SCOTT RAY SEARLE
CHADWICK B SEARS JEREMY WADE SEARS RICHARD ALLEN SEARS ROBERT EARL SEARS DANIEL JAMES SEASOCK BETHANY NICHOL SEATON TAYLOR SEATON TYLER SEATON KENNETH E SEAY DIEGO SEBASTIAN CRISTINA SEBASTIAN BALTAZAR BALTAZAR DOMINGO SEBASTIAN FRANCISCO
JUSTIN SEBNICK JAIMEE NICOLE SEBRING JUSTIN SAMUEL SEBRING CHADWICK L SECREST JOSHUA MARION SECREST DERICK KENT SECRIST DUSTIN M SECRIST KEEGAN J SECRIST ZACHAIRE KIRK SECRIST DAMIAN SEDA KALE SEDERHOLM WHEELER CARAMAN SEDGLEY
VADIVEL SEDHURAMAN LEOPOLDO SEDILLO KATI JO SEDLACEK RAJESH SEECHARAN WILLIAM SEEGERT KRISHNA SEEGOOLAM RICHARD SEEJATTAN PRATYUSHA SEELABOYINA MICHAEL L SEELMEYER CHRISTOPHER RONALD SEELYE NATHAN C SEELYE THOMAS SEEMEYER
MOHAMED FAWAZ SEENI SAHUBAR GANESH SEENIVASAN SATHISH KUMAR S SEENIVASAN SRINIVASAN SEERALAN VIJAI SEEREERAM CAMERON CARL LEE SEEVERS TREVOR J SEFTON ROBERT MATTHEW SEGARS STEFAN L SEGER TRAVIS DUANE SEGER TRINA SEGGER GEORGE KENNETH SEGHINI
JOSHWA DALTON SEGO CRUZ SEGOBIA ABRAHAM M SEGOVIA LONNIE STANLEY SEGOVIA MATTHEW SEGOVIA LUIS EDGARDO SEGOVIA HERNANDEZ RAFAEL SEGURA SARAH SEGURA DANIEL SEGURA CERVANTES SONIA SEGURA RAMIREZ JUAN CARLOS SEGURA ZAVALA ANDREW SEIBEL
RONALD A SEIBERT BRETT ROBERT SEIFERT ERIK W SEIFFERT DONNA D SEIGLE-VALADE WILLIAM G SEIPEL BRIAN E SEITTER MICHAEL D SEITZ HOLTEN L SEITZINGER MUTHU KRISHNAN SEKAR CHRISTOPHER MICHAEL SELBY MICHAEL SHAWN SELBY SHANE EUGENE SELF TRAVIS SELF
TYLER S SELF JEFFORD SELINGER TODD LEE SELKE JR JASON SELLAN DYLAN R SELLARS JON-MICHAEL SELLARS ANTONIO D SELLERS MICHAEL J SELLERS SR NESSA MARIE SELLERS RICKEY LYNN SELLERS JR ADAM JAMES SELLIN CLAYTON R SELLIN TODD M SELLIN JEFFREY G SELLS
KEVIN SELLS KIRK SELLS RANDALL L SELMAN DANIA ZULEMA SELNER TABATHA MARIE SELPH GOKUL SELVAM HARIHARAN SELVAM TAMILARASAN SELVAM KALEESWARI SELVARAJ KANNAN SELVARAJ POOVARASAN S SELVARAJ M REED HARRISON SEMMEL TIMOTHY SEMONICH
TYLER KANE SEMPLE ANDREW SEN EMILY RONIKA SEN ERWIN SINHUE SENCION REYNOSO ANDREA SENESAC BRANDON SENESAC CHARLIE SENN DEVON TYLER SENIOURS JAMISON LYN SENITZ ADAM B SENNETT ANTHONY VINCENT SENOR PAVAL SENTHAMIL SELVAN
MALAVIKA SENTHIL KUMAR MALINI DEVI S SENTHIL KUMAR P PERUMAL SENTHILKUMAR SOWNDHARYA SENTHILKUMAR KARUPPASAMY SENTHILMURUGAN MURUGAN SENTHILVEL CARLOS AR SEPULVEDA NELSON CHEYENNE SEPULVEDA RAUL A SEPULVEDA ORLANDO SEPULVEDA GOMEZ
GAUDENCIO SERAFICO-MARTINEZ GARRETT SERBA EMMA SEREDA CHRISTOPHER D SERING JUSTIN CARTER SERLS KIERSTEN WILDE SERMINO DIEGO NEDILSON SERNA ANUAR MIGUEL SERRANO DENNIS E SERRANO ISAAC SERRANO JACOBO SERRANO JAIME SERRANO
MARIANO MATEO SERRANO MILO SERRANO CESAR ADRIAN GONZALEZ SERRANO JOSE FABIAN SERRANO SILVA DENIS SERRE GEORGE MICHAEL SERRES DANYALE SHAUNA SERVICE LUIS FERNANDO GONZALEZ SERVIN EDGAR SERVIN DE LA MORA LUIS ALEJANDRO SERVIN SANCHEZ
JASON SESTA ERIC SETH JOSEPH SETTERBO DEVIN NIKOLAS SETTERS STEVEN SETTLES DHIVYA SETTU R HUGO SEVCIK JASON L SEVEDGE RYAN SEVERIGHT NICHOLAS L SEVERNS BRYAN S SEVERS KENNETH SEVERT JR RICHARD ALLEN SEVILLE DONNY SEWALL RAYMOND SEWARD
CODY SEWARDS JEREMY C SEWARDS MATTHEW SEWELL DUSTIN P SEXTON JASMINE L SEXTON JEFFREY KYLE SEXTON PATRICK RYAN SEXTON RONALD DWAYNE SEXTON WILLIAM SEXTON WILLIAM HENRY SEXTON SAMAY SEY THAD D SEYL ALEXANDER J SEYMOUR CHRISTOPHER G SEYMOUR
RICHARD J SEYMOUR SCOTT SEYMOUR DARBY MASON SHACKELFORD RODNEY DUANE SHACKELFORD ZACKARY MALIN SHACKELFORD CORY ANDREW SHADLE BRIAN A SHAFER JOSEPH SHAFER ROBERT A SHAFER CHENOWETH LEE SHAFFER MAKENZIE DAWN SHAFFER KENNETH J SHAFFNER
ASHESH HARSHAD SHAH JIGAR D SHAH NISHANK ALKESH SHAH PRESHA SHAH RUSHI SHAH SAJAL SHAH VARSHIL SHAH DONALD SHAHAN MICHELLE SHAHAN SHAHED SHAIK SHAMSHER SHAIKH JOSEPH R SHALLEY JEROME SHALLOW KARL J SHAMLEE SABIRA BANU SHANAVAS
RAMAKRISHNAN SHANMUGAM SIVAKUMAR SHANMUGAM RANJITHKUMAR SHANMUGANATHAN THANGAMUTHU SHANMUGAVEL EDWARD T SHANNON IV JONATHAN RANDALL SHANNON MATTHEW SHANNON RICHARD ALLEN SHANNON JR TRAVIS MICHEAL SHANNON ERIC R SHANTON
JAWAD SHAREEF VAHID NASSER SHARIFI PULKITA SHARMA ROSHNI SHARMA SANJEEV SHARMA BRIAN L SHARP CHRISTOPHER ROY SHARP JEREMIAH SCOTT SHARP KENDRA K SHARP MATTHEW SHARP MATTHEW ALAN SHARP QUINTIN F SHARP TILLMAN L SHARP ANTHONY GERMAINE SHARPE
CRAIG E SHARPE JOSHUA SHARPE WILLIAM SHARPE WILLIAM SHARPE NICHOLAS RYAN SHARRAR SPENCER SHARRAR DONALD J SHARROCK WILLIAM SHARRON RITA SHARWARKO ERIC DONOVAN SHATTO KURT A SHATTO NICHOLAS HUNTER SHAULL JUSTIN D SHAVER
CEDRIC TERELLE SHAVERS JR ADAM M SHAW DAVID F SHAW IV DAVID F SHAW V FALYSHA L SHAW FETIMA G SHAW GEOFFREY T SHAW GUNNER ALEX SHAW HOURAISEAN A SHAW JAKE E SHAW JAMES P SHAW JAMES V SHAW JARED GRAHAM SHAW JEFFREY A SHAW KELLY J SHAW
QUON S SHAW RACHEL LEANNE SHAW ROBERT SHAW ROBERT CRAIG SHAW RYAN SHAW SHARON SHARISE SHAW SHAUN M SHAW SKYLER RHETT SHAW WAYNE KEITH SHAW WESLEY MICHAEL SHAW RUSSELL SHAWN SCOTT SHAWVER CHARLES SHAY KODY STEVEN SHAY KENNETH JOHN SHEA
TIMMY D SHEA SEAN K SHEAD RYAN KEITH SHEALY ANTHONY A SHEARER CARRIE ANN SHEARER LUKE R SHEARER MARK W SHEARER MAREL WEBB SHEARIN SCOTT M SHEARMAN TARA SHECKELL COLLIN JOSEPH SHEDDEN CHRISTOPHER M SHEDWILL GARY EUGENE SHEETS IAN SHEETS
MICHAEL LYNN SHEETS WILBUR EUGENE SHEETS TIMOTHY A SHEFFIELD WILLIAM TYLER SHEFFIELD SOLOMON DAWIT SHEGGU SHAIK SAOUD SHEIK MOHAMED RAFI BRIAN P SHELDEN DANIEL J SHELDEN STEVE SHELDEFONTUK TAYLOR N SHELINE JAMES BURTON SHELL NICHOLAS C SHELL
JACOB MICHAEL SHELLEDY BRANDON DALE SHELLEY DONALD E SHELLEY JAMES ALEXANDER SHELLEY THOMAS SHELP BRIAN P SHELTON CHARLES ELVIS SHELTON CHARLIE DURWARD SHELTON CLIFTON CODY SHELTON CURTIS ALAN SHELTON HALIE RENAE SHELTON JACOB TODD SHELTON
JAMES QUENTIN SHELTON JAMES W SHELTON JEREMIAH PAUL SHELTON JONATHAN B SHELTON KEITH SHELTON NATHAN SHELTON NICHOLAS W SHELTON NOAH L SHELTON II TYE SHEMPERT CHARLES P SHENSHEW APRIL LYNN SHEPARD BRODY SHEPARD DAVID A SHEPARD
GERALD J SHEPARD JAMES ROBERT SHEPARD JR JASON DAVID SHEPARD STEPHEN MICHAEL SHEPARD TYLER LEE SHEPARD BLAZE DEAN SHEPHERD DANIAL D SHEPHERD DAVID A SHEPHERD DAVID GRANT SHEPHERD DOUG SHEPHERD JOSHUA AARON SHEPHERD MARK JASON SHEPHERD
MARK LEONARD SHEPHERD MATTHEW N SHEPHERD NICHOLAS TAYLOR SHEPHERD RICHARD A SHEPHERD ROBERT W SHEPHERD SCOTT SHEPHERD II JORDAN NICHOLAS SHEPLER KENNETH J SHEPLEY DAVID SCOTT SHEPPARD JOHN W SHEPPARD JOSEPH W SHEPPARD
JORDAN THOMAS SHEPPERSON JEROME SHERET-CUROTOLA MUHAMMAD SALEMMAN SHERFUDEEN MICHEL R SHERIDAN LAMARQUIS DESHAWN SHERIFF BRANDON R SHERMAN CHARLES E SHERMAN JR COLTON SHERMAN DEVIONE AUGUSTA SHERMAN EDWARD E SHERMAN
FORREST MAJOR SHERMAN JOSHUA SHERMAN SCOTT EDWARD SHERMAN JR AARON LEE SHERRILL BENJAMIN TYLER SHERRILL LANDON MYLES SHERRILL ROBERT NATHANIEL SHERRILL JESSICA ROBIN SHERWOOD SURAJ SHEKAR SHETTY DONALD R SHEVALIER ANDREW J SHIELDS
BRANDON WAYNE SHIELDS DYLAN T SHIELDS JAMES WAYNE SHIELDS MATTHEW B SHIELDS NATHAN SHIELDS NICHOLAS W SHIELDS PEYTON GREGORY SHIELDS TRAVIS SHIELDS WILLIAM SHIELDS HANNAH LEIGH SHIER STEVEN ANDREW SHIEW SCOTT A SHIFFLETT EDWARD M SHILLEY
ERIC J SHILLING ANDREY VLADIMIROVICH SHIMKO LEENA YEJIN SHIN JEFFREY R SHINGLER BRANDY SHINKLE DYLAN MATTHEW SHINN MATTHEW D SHINN FRANK JAVIER SHIPLEY SHAWN DANIEL SHIPLEY TERESA CHARLENE SHIPLEY DENIS B SHIPMAN JOSHUA PAUL SHIPMAN
TYLER J SHIPMAN JASON KIJUAN SHIPP BILLY SHIRAH III HIROAKI SHIRAISHI TAYLOR PAIGE SHIRAR LARRY D SHIREY NICHOLAS SAMUEL SHIRILLA BARBARA GAIL SHIRLEY BYRON MARK SHIRLEY CHARLES WINFRED SHIRLEY III DALLAS SHIRLEY DANIEL EDWARD SHIRLEY KEVIN SHIRLEY
LANCE EUGENE SHIRLEY PATRICK STEPHEN SHIRLEY ROGER SHANE SHIRLEY JOHN SHITTU KAILAS SHIVAJI AIWALE PARMESHWAR SHIVAJI PAWAR AJAY SHIVARAM KURANE BRIAN L SHIVELY JESSE LEE SHIVELY ERIC W SHIVERS PATRICK GORDON SHIVERS TONY COLE SHIVERS
MATTHEW SHKUDA MICHEAL RYAN SHOAF KEVIN SHOCKEY MARCENA ELIZABETH SHOCKLEY MATTHEW DAVID SHOEFFLER CODY DALE SHOEMAKER COURTNEY SHOEMAKER CURTIS DALE SHOEMAKER JR JOSEPH SHOEMAKER PERRY R SHOEMAKER III JAKEB MATTHEW SHOFFNER
DANIEL C SHOLES ANTHONY SHOLL STEPHEN SHONK JR STEPHEN A SHONK SR DOUGLAS LAWRANCE SHOOK DYLAN MCCOY SHOOK ROBERT CHASE SHOOK JAYME RAY SHOOP TODD WESLEY SHOOP MOSOPEFOLUWA OYETOLA SHOPEJU MATTHEW J SHORE NICHOLAS W SHORE
INGRID SHORES CHRISTOPHER D SHORT CHRISTOPHER R SHORT CLAYTON PHILLIP SHORT DANIEL J SHORT EAGLE SHORT JONATHON TYLER SHORT KEVIN M SHORT SCOTT D SHORT RYAN SHORTEN SCOTT E SHORTRIDGE WESLEY SHORTT DAVID L SHOTWELL JR NATHAN KENNETH SHOTWELL
KYLE LAWRENCE SHOUDEL VIRGIL DOUGLAS SHOULDERS TOMMY E SHOUP PAUL E SHOVLIN JR SHAUN A SHOWALTER CHRISTIAN E SHOWELL VALDEZ JOHN SHOWERS DALLAS A SHOWMAN KEVIN W SHRADER NICHOLAS SHRADER PAYTON SHRADER PRESTON SHRADER AUDREY SHREDER
BIBEK SHRESTHA GAURAB SHRESTHA SRIYA SHRESTHA CHRISTOPHER LEE SHREWSBURY SEBASTIAN MATTHEW ALLEN SHRIVER HEATHER ANN SHROTE ROY L SHRUM WESLEY K SHRUM NICHOLAS WAYNE SHUBURTE KORY L SHUGAR JOHNATHON D SHULL ANTHONY JOSEPH SHULTZ
CLAY S SHULTZ DANE ALEXANDER SHULTZ JEFF L SHULTZ JUSTIN ALAN SHULTZ ETHAN P SHUMAN KYLE W SHUMAN TIMOTHY A SHUMAN ANDREW MALACHI SHUMATE JAMES W SHUMPERT JR MARIAPPAN SHUNMUGA ARASALEMAI KUMAR S SHUNMUGAVEL G
JOSEPH A SHUNNARAH BRENT J SHUPE JOHN RANDALL SHURDEN CHESTER W SHUSTER ADAM J SHUTTS MICHAEL SHUTTS JR ROBERT SHY WILL ALEXANDER ACOSTA SIBADA NATHAN D SICARD ROBERT LEE SIDDERS ABID M SIDDIQUI GERALD SIDDLE JOSEPH M SIDDLE JONATHAN SIDENER
CYNTHIA CAROL SIDES JOHN W SIDES JR SHAWN MARCUS SIDES LORI A SIEBENALLER JARROD L SIEBRANDT JUSTIN G SIEBRANDT JEREMY W SIEDSCHLAG DERIK DANIEL SIEG LYLE SIEG CASSANDRA SIEGEL JASON SIEGFRIED PRESTON SCOTT SIEGFRIED ROBERT SIEGFRIES
JOHN BILLY SIEGLER JADITH KAY SIEKMAN JOSHUA D SIELOFF DANIEL JACK SIEMER JACOB SIERRA PEDRO SIERRA JAGDIT SIEW ANGEL HERMINIO SIGALA DANIEL P SIGALA IRVIN J SIGALA MIRIAM ARLAEE SIGALA CARRILLO MARCOS SIGALA CORONA JOHN TYLER SIGGERS
JEFFRIE SCOTT SIGHTLER BENJAMIN EDWARD SIGLER JONATHAN M SIGMON IAN SIGOUIN CODY LYNN SIKES KENNETH MATTHEW SIKES LANNETTE SIKES LOLITA M SILA MARC SILBERBERG MATTHEW MCMANEMIN SILBERBERG JACOB ISAAC SILER MICHAEL KOCH SILFUGARIAN
JOSEPH PATRICK SILKE EBOU SILLAH LOGAN RYAN SILLERY RYAN K SILLERY ANDREA SILLIVENT DAVID W SILLS JEREMY DUANE SILMAN ALYSSA SILVA ARIEL SILVA BRYCE ANTHONY SILVA GEORGE MICHAEL SILVA HECTOR JAVIER SILVA HUMBERTO SILVA JASON R SILVA JEAN PAUL SILVA
MASON ROBERT SILVA PATRICIO SILVA ELSA RENEE GUERRERO SILVA GERARDO ALVARADO SILVA ANGEL SILVA HERNANDEZ GRECIA ELIZABETH SILVA HERNANDEZ DANIEL SILVA OROZCO JOSE LUIS SILVA PASCUAL JAVIER SILVAN KEOKI WILLIAMA SILVA-VARES JOSEPH DANIEL SILVEIRA
CHRISTOPHER ALLEN SILVER PRATHER SILVERTHORN DAVID F SILVIA ZACHARY NOEL SILVIA ROMAO C SILVINO IRAM PEREZ SIMENTAL JUAN LEONARDO SIMENTAL GERALD SIMEONE MARSHALL JOSEPH SIMIEN III RICHARD P SIMINITUS RYAN W SIMMERMAN CORBIN CRAIG SIMMONDS
ALEX K SIMMONS JR ALVIN V SIMMONS ANTHONY SIMMONS CAMRON SCOTT SIMMONS CHAD ALLEN SIMMONS CHILA STARR SIMMONS CHRIS W SIMMONS COLIN ELIAS SIMMONS COLTON D SIMMONS DANIEL LEE SIMMONS DARIAN JESHAIAH SIMMONS DESHAWN DEVON SIMMONS
DWAYNE K SIMMONS EMILIA J SIMMONS HANNA MARIE SIMMONS JACOB P SIMMONS JONATHAN R SIMMONS JORDAN EVERETT SIMMONS JOSEPH R SIMMONS KENT ALLAN SIMMONS LARRY SIMMONS LUKE AARON SIMMONS MARK EWING SIMMONS MEREDITH RENEE SIMMONS
MILDRED LASHAUNDA SIMMONS ROSS C SIMMONS STEVEN SIMMONS WALKER LOWELL SIMMONS WILLIAM J SIMMONS WILLIAM P SIMMONS JR BARBARA SIMMS BRENT MICHEAL SIMMS COREY SIMMS COREY DANTRICE SIMON RYAN N SIMON DANIEL GARCIA SIMON
ISAAC ABDIAS SIMON BRAVO CHRISTIAN SIMONE STEPHANIE SIMONEAUX RYANNE JOSEPH SIMONES AUSTIN JOHN SIMONIC ANGELA SIMONS CHLOE M SIMONS ERNEST SIMONS JAMES ALLEN SIMONS JR JONAH B SIMONS JOSHUA CHARLES SIMONS STEPHANIE LETA SIMONS
JAMES D SIMONSEN MIKE SIMONSEN DAVID GREGORY SIMONSON GAGE D SIMONSON AUNDREA L SIMPSON AUSTIN TYRRELL SIMPSON CANISHIA JUANITA SIMPSON CAYLON MALACHI SIMPSON CHRISTIAN DANIEL SIMPSON CHRISTOPHER D SIMPSON CLIFFTON D SIMPSON
CLYDE V SIMPSON CODY SIMPSON CODY AUNDRA SIMPSON COURTNEY BLAIR SIMPSON JAMES SIMPSON JEFFERY B SIMPSON JEREMY CHADWICK SIMPSON JEROME D SIMPSON JERRALD DWAINE SIMPSON JEVON SIMPSON JOAN W SIMPSON KELLI D SIMPSON KYLE WALTER SIMPSON
LOGAN REECE SIMPSON MALONE ALEXANDER SIMPSON PAMELA SUE SIMPSON RACHEL A SIMPSON RAYMOND SCOTT SIMPSON REGINA SIMPSON ROBERT J SIMPSON ROBERT P SIMPSON SETH K SIMPSON SHERLOCK KELSO SIMPSON STEPHANIE M SIMPSON STEVEN K SIMPSON
TERRY LEE SIMPSON TRAVIS M SIMPSON WAYNE SIMPSON WENDY G SIMPSON BARTLEY ADAM SIMS BENJAMEN SIMS BRANDI SIMS BRIAN DAVIS SIMS CHRISTOPHER L SIMS CHRISTOPHER LEE SIMS DANIEL ELLIOTT SIMS DAVID M SIMS DEWEY S SIMS HUNTER RAY SIMS JAMIE G SIMS
JOEL WAYNE SIMS JOHN B SIMS JOHN L SIMS III MARLON VORN SIMS MIGEL LEE MARTINEZ SIMS SCOTT EDWARD SIMS TYLER CHRISTOPHER SIMS WILLIAM R SIMS WYATT IVAN SIMS DANIEL SINCERE ALEXANDER G SINCLAIR DERYSE MARIA SINCLAIR JONATHAN CRAIG SINCLAIR
KATELIN FAITH SINCLAIR NICOLE SINCLAIR ROBERT SINCLAIR STEPHEN SINCLAIR TRENT W SINDELAR THEREN SINDERSON JOHNNY RAY SINES CARL BRANDON SING BLAINE SINGER CASEY SINGER CHRISTOPHER SINGER ANURAAG ABHISHEK SINGH BAKHSHINDER SINGH BRANDON SINGH
DEVON SINGH GURINDER SINGH GURPREET SINGH JASLEEN KAUR SINGH JEFFERY SINGH KHAILASH SINGH NAVJOT SINGH NIKITA SINGH VISHNOO SINGH HEATHER SINGKOFER DEEPAK SINGLA COREY J SINGLETARY JARED L SINGLETARY MARVIN E SINGLETARY CHELSEA SHAE SINGLETON
CHRISTOPHER PAUL SINGLETON COREY D SINGLETON DAVID SINGLETON JANA-LACEY U SINGLETON JASON E SINGLETON JEFFERY ALLEN SINGLETON JEFFREY A SINGLETON LEVI WILLETT SINGLETON ROBERT SINGLETON WYVONIA SINGLETON TYLER ZACHARY SINK JOSHUA SINKINS
RAY SINNOTT ROBERT SINNOTT KATLYN ELIZABETH SIPE CASEY SIPES NATHAN DANIEL SIPES TRISTAN TRE SIPES LARREGUI J SIPHO TEOFILO SIPRIANO JR ARNULFO SIQUEIROS-SANCHEZ ASHLEY RENEE SISCO ANDREW PHILLIP SISENSTEIN JAMES MATTHEW SISK NICHOLAS TREY SISK
MARCONI SISON KATHRYN MARIE SISTRUNK VALERIE SITAR MICHAEL JOSEPH SITARSKI AARON SITCH ALBERT LEWIS SITES JR VASANTHAKUMAR SITHANATHAN LEALUN SLADE SITZ EDWARD M SITZBERGER TYLER JAMES SITZMANN ANBARASAN SIVAJI LABIN KISHORE SIVANADAR L
MARISELVAM SIVANPILLAI RAHUL SIVANU PANDIAN HARIHARASUDHAN SIVASUBRAMANIAN AARON R SIZEMORE JAMES OLEN SIZEMORE II PERRY BILL SIZEMORE PAMELA FAYE SJOSTROM CODY MICKAEL SKAGGS JARED LEE SKAGGS JOSEPH ALLEN SKAGGS KYLE R SKAGGS
BRENDAN SKANES BONNIE SKARA STEVEN R SKEELS JACE R SKEEM RUSSELL REED SKEEM TRAVIS SKEEN CORBIN FLOYD SKELTON FOY ETCHESON SKELTON LANDEN SCOTT SKELTON TYLER B SKELTON KEVIN W SKERO JOHN F SKERRITT IV DRAKE P SKIDMORE LINDSAY L SKIDMORE
AUDRIANA DADRIAN SKILLERN MATTHEW M SKILLSTAD BOBBY JOE SKINNER BROCK SKINNER CHRISTOPHER AUSTIN SKINNER HAROLD CLINTON SKINNER JAVON DANTE SKINNER KENDALL LEE SKINNER KIRK AARON SKINNER MICHAEL SKINNER RANDY JON SKINNER STACEY T SKINNER
STEPHEN C SKINNER TYREL GOLDEN SKINNER BONNIE KATHLEEN SKIPPER BRITTINI SAMANTHA SKIPPER ERIC THOMAS SKIPPER WILLIAM TIMOTHY SKIPPER CHARLES T SKIRVIN CHARLES KYLE SKOGLUND MARCUS D SKOGLUND ZACHARY LEE SKOK LEANN M SKOKAN
STEVEN E SKROBISZEWSKI ELIZABETH W SKUFCA LESZEK E SKULSKI JERRY W SLABAUGH BENJAMIN ALMA SLACK CHRIS J SLADE DAVID SLADE DALTON JAMES SLAIN BRANDON LYNN SLATE NATHANAEL W SLATE ROBERT CHRISTOPHER IRVIN SLATE JOSEPH KENT SLATER
JOSHUA GREGORY SLATER KORIE SLATER MARCUS ANTONIO SLATER SIENNA SLATER LEIGH'R J SLATES PATRICK TURK SLATES RONALD SLATTERY ASHLEY NICOLE SLAUGHTER GARY T SLAUGHTER JASON T SLAUGHTER JEREMY A SLAUGHTER MARVIN Q SLAUGHTER MICHAEL LAMONT SLAUGHTER
CATHARINE A SLAVENS CHAD M SLAVENS RYAN DAVID SLAVENS JAMES SLAVIN STANISLAV NA SLAVSKIY SCOTT SLAWINSKI ANTONIO DAWON SLAYTON ANTHONY D SLEDGE IVAN SLEDGE III KRISTIN P SLEDGE ANGEL SLEDGE JOHNSON JAMES MICHAEL SLEEP JERRY DALE SLEEP
GREGG SLENTZ STEPHEN SLESINSKI CINDY SLETTEN STEVEN D SLIDER JUSTIN D SLIFE DARREN WAYNE SLIGER JAMES KENNETH SLIGH BRADLEY A SLIKER TODD W SLIKER STANISLAV SLIVCHENKO DILLON CASHWELL SLOAN TRAVIS SLOAN MATTHEW SLOB ELI ANDREW SLONIKER
JOSHUA D SLOSSON MICHAEL J SLOSSON BRANDON C SLOUCK CHRISTOPHER D SLOVAK JANIE LYNN SLOWN DARRECK T SMAKA PAMELA SMALBRUGGE CULLEN JAMES SMALL ETHAN ALEXANDER SMALL MARK SMALL MARK ALAN SMALL MATTHEW SMALL NICHOLAS SMALL
TREY ROSS SMALL CRAIG PHILIP SMALLEGAN CHARLES SMALLEN ALEX SMALLEY CHRISTOPHER MICHAEL SMALLEY JOHN SMALLEY MICHAEL A SMALLEY DAMIEN ALEXANDER SMALLMON JAMES EDWARD SMALLMON KATHRYN DEANNA SMALLMON CURTIS SMALLS MICHAEL SMALLS
DANIEL JEREMIAH SMALLWOOD FAITH JANINE SMALLWOOD KINO SMALLWOOD MICHAEL L SMALLWOOD TYLER LEE SMALLWOOD JOHNNY JERMANE SMARR JACOB MICHAEL SMART SHANNON MICHAEL SMART KEITH ROBERT SMELLIE DEREK M SMETZER KAREN M SMID JASON E SMILEY
PERRIS ALEXANDER SMILEY RODNEY LEE SMILEY AARON M SMITH AARON N SMITH AARON VINCENT SMITH ADAM SMITH ADAM M SMITH ALEX B SMITH ALEX BERNARD SMITH ALEXANDER SMITH ALEXANDER RAYMUNDO SMITH AMANDA SHA SMITH ANDREW DWAYNE SMITH
ANDREW KEETON SMITH ANDREW RICHARD SMITH ANGELA BENNETT SMITH ANTHONY T SMITH ANTONIO TRYMANE SMITH ASA C SMITH AUSTIN DANIEL SMITH AUSTIN ELLIS SMITH AUSTIN H SMITH BENJAMIN E SMITH BENJAMIN PAUL SMITH BENJAMIN TIMOTHY SMITH BENTON T SMITH
BILLY J SMITH BOBBY TYLER SMITH BRAD L SMITH BRAD L SMITH BRADEN JOSEPH SMITH BRADLEY SMITH BRANDIN LANE SMITH BRANDON DOUGLAS SMITH BRANDON K SMITH BRANDON LEE SMITH BRANDON LEE SMITH BRANDUN KEITH SMITH BRENNEN RAIDER SMITH BRETT SMITH
BRIAN JOHNNY SMITH BRIAN M SMITH BRYAN E SMITH BRYCE DAVID SMITH CAMERON BLAKE SMITH CAMERON D SMITH CARLIE S SMITH CARSON DAVID SMITH CASEY JORDON SMITH CASSIE NICHOLE SMITH CHADWICK SMITH CHARLES DANIEL SMITH CHARLES R SMITH
CHARLES WALTER SMITH CHARLIE LYNN SMITH CHERYL L SMITH CHRIS SMITH CHRIS T SMITH CHRISTIAN MICHAEL SMITH CHRISTIAN R SMITH CHRISTINA D SMITH CHRISTOPHER SMITH CHRISTOPHER A SMITH CHRISTOPHER DALE SMITH CHRISTOPHER DARVEL SMITH
CLAINE SMITH CLAYTON C SMITH CLINT T SMITH CLINT T SMITH JR CLINT V SMITH CODY ALLAN SMITH CODY JOSEPH SMITH COLE MICHAEL SMITH COLTEN JED SMITH COREY S SMITH CORNELIUS SMITH CORY A SMITH CORY JADE SMITH COURTNEY BROOKE SMITH CRAIG SMITH
CRYSTAL ALYNN SMITH CRYSTAL G SMITH DAMIAN JEFFREY SMITH DANE MORRIS SMITH DANIEL SMITH DANIEL L SMITH DANIEL LORREN SMITH DANNY L SMITH DARIUS MICHAEL SMITH DAVID L SMITH JR DAVID MYLES SMITH DELINDA TUCKER SMITH DEREK WAYNE SMITH DERICK SMITH
DERON SMITH DERRICK ELY SMITH DEVECKY SMITH DEVIN LAWRENCE CARROLL SMITH DEWAYNE SMITH DONALD D SMITH JR DONALD F SMITH II DREW A SMITH DUSTIN SMITH DUSTIN E SMITH DUSTIN L SMITH DUSTIN LEROY SMITH DYLAN MATHEW SMITH EDDIE ANDREWS SMITH
EMMANUEL JAMAL SMITH EVAN SMITH EVAN ANDREW SMITH EVAN W SMITH FONDA MICHELLE SMITH FRANKLIN WOOLARD SMITH GARRI W SMITH GARY LYNN SMITH GARY MICHAEL SMITH GEORGE EDWARD SMITH GLENN A SMITH GLENN R SMITH II GRADY F SMITH
GREGORY MICHAEL SMITH GRIFFIN ANDREW SMITH HARRY K SMITH HAYDEN JOSEPH SMITH HEATHER S SMITH HOWARD SMITH HUNTER RILEY LEE SMITH HUNTER WILLIAMS SMITH HUXLEY D SMITH IEON SMITH ISAAC JUDE SMITH ISAIAH S SMITH SR JACK D SMITH JACOB ISSAC SMITH
JACOB LE SMITH JACOB LEE SMITH JACOB LOWELL SMITH JACOB T SMITH JAMES SMITH III JAMES GRANT SMITH JR JAMES H SMITH JAMES NATHAN SMITH JAMES ROBERT SMITH JAMES SCOTT SMITH JR JAMES T SMITH JAMES TYLER SMITH JAMES WORTHING SMITH JAMIE C SMITH
JAMIE CRAIG SMITH JAMIN W SMITH JAMISON SMITH JAMISON R SMITH JARED SMITH JARED R SMITH JARRED MICHAEL SMITH JASON A SMITH JASON AARON SMITH JASON D SMITH JASON D SMITH JASON LEE SMITH JASON ROBERT SMITH JASON S SMITH JAY ANDREW SMITH
JAY R SMITH JAYLA SIMONE SMITH JEFFERY B SMITH JEFFREY A SMITH JEFFREY A SMITH JEFFREY CRAIG SMITH JEFFREY S SMITH JEREMY SMITH JEREMY BRUCE SMITH JEREMY JAMES SMITH JEREMY QUINTON SMITH JEREMY S SMITH JERRY SMITH JESSALYN RAE SMITH
JESSIE MELTON SMITH JIMMY F SMITH JOE LOUIS SMITH JR JOEY D SMITH JOHN ALAN SMITH JOHNNY BRENT SMITH JONATHAN E SMITH JONATHAN MICHAEL SMITH JONATHAN ROSAVELT SMITH JONATHAN RUSSELL SMITH JONATHAN W SMITH JONMICHAEL VERNON SMITH
JORDAN LEE SMITH JORDAN M SMITH JOSEPH AARON SMITH JOSEPH EDWARD SMITH JOSEPH HOWARD SMITH III JOSEPH JUSTIN SMITH JOSH SMITH JOSHUA CARL SMITH JULIE A SMITH JUSTIN TYLER SMITH JUSTIN TYLER SMITH KAITLIN C SMITH KALEB SMITH KATIE E SMITH
KATINA LYNN SMITH KEITH A SMITH KEIVON SMITH KELBY M SMITH KENNETH A SMITH KEVIN SMITH KEVIN D SMITH KEWUNDRIA SMITH KOLTON L SMITH KONNOR DAVID SMITH KYLE M SMITH KYLEN WILLIAM SMITH LANCE SMITH LANDON MITCHELL SMITH LARRY ANDRE SMITH
LARRY BRUCE SMITH LAUREN PAIGE SMITH LAWRENCE JAMES SMITH LESLIE ANN SMITH LESTER C SMITH JR LOGAN DEAN SMITH LUCAS SMITH LUCAS ADAM SMITH LUKE A SMITH LUKE D SMITH MARANDA SMITH MARCUS ALEXANDER SMITH MARCUS JAVON SMITH MARK A SMITH
MARK A SMITH MARK B SMITH MARK LOUIS SMITH MARVIN SMITH MATTHEW SMITH MATTHEW B SMITH MATTHEW JACKSON RAY SMITH MATTHEW R SMITH MAURICE C SMITH MELVIN LAMONT SMITH MEREDITH LEIGH SMITH MICAELA RENEE SMITH MICHAEL SMITH MICHAEL A SMITH
MICHAEL ANDREW SMITH MICHAEL D SMITH JR MICHAEL DILLAN SMITH MICHAEL JA SMITH MICHAEL SCOTT SMITH MICHAEL W SMITH MICHELLE M SMITH MILES D SMITH NICHOLAS L SMITH NICHOLAS S SMITH NOAH CLAYTON SMITH PATRICK C SMITH PATRICK SHAWN SMITH
PAUL D SMITH PAUL DAVID SMITH III PAUL W SMITH PHILLIP SMITH PIPER ANN SMITH QUINCY LEE SMITH RALPH EDWARD SMITH RANDALL D SMITH RANDY C SMITH RAYMOND KYLE SMITH RICHARD SMITH RICHARD S SMITH RILEY JACOB SMITH RILEY TRAI SMITH RITA L SMITH
ROBERT D SMITH ROBERT G SMITH ROBERT HOWARD JULIAN SMITH ROCKY D SMITH RODNEY C SMITH ROGER JOSEPH SMITH ROREY ANDREW SMITH RYAN ANTHONY SMITH RYAN S SMITH RYAN SCOT SMITH SABASTEIN JOSEPH SMITH SAMMY L SMITH SAMUEL D SMITH
SAMUEL MARTIN HOWARD SMITH SAMUEL R SMITH SARAH EILEEN SMITH SCOTT SMITH SEAN L SMITH SEAN M SMITH SHANE SMITH SHANE HARRISON SMITH SHANNON LISA SMITH SHAUN PAUL SMITH SHAWN ELLIS SMITH SHELDON SMITH SHERRY D SMITH SHILOH D SMITH
SHONDRA SMITH STEFANIE E SMITH STEPHANE SMITH STEPHEN SMITH STEPHEN CHADD SMITH STEVEN A SMITH STEVEN B SMITH STEVEN JAY SMITH STEVEN KODY SMITH STEVEN L SMITH STEVEN LEE SMITH SUZY SMITH SYLVESTER SMITH JR TAMMY G SMITH TATE MAUGHAN SMITH
TAYLOR SMITH TEAIRRA LYNNE SMITH TERENCE SMITH TERENCE VANDRA SMITH TERRY R SMITH JR THOMAS A SMITH IV THOMAS ALEXANDER SMITH THOMAS BRANDON SMITH THOMAS C SMITH TIA BREUNNA SMITH TIMOTHY ALAN SMITH TIMOTHY D SMITH TIMOTHY W SMITH
TOM P SMITH TONY SMITH TONY W SMITH TORIS GERARD SMITH TRACEY J SMITH TRACEY LYN SMITH TRACY HAMILTON SMITH III TRAVIS LEE SMITH TRAVIS W SMITH TRAVIS WAYNE SMITH TREVOR M SMITH TROY SMITH TROY T SMITH TUCKER LANE SMITH TYLER COLE SMITH
TYLER HARLEE SMITH TYLER R SMITH UHRANN K SMITH UNTON LUMONT SMITH VINCENT SMITH VIVIAN A SMITH WALTER S SMITH WAYNE SMITH WESTON LEE SMITH WIL JAMES-JUNIOR SMITH WILLIAM C SMITH WILLIAM CANTRELLE SMITH WILLIAM DANIEL SMITH WILLIE DEWAYNE SMITH
WYATT SMITH ZACHARY A SMITH ZACHARY TYLER SMITH ZETH SMITH BRIAN A SMITHART ASHLEY NICHOLE SMITHERMAN JUSTIN K SMITHERS DEREK CHARLES SMITHSON BRIAN S SMITHWICK DOUGLAS E SMITHWICK MARK E SMITLEY NEAL W SMITLEY RYAN BLAINE SMITLEY
TANYA SMITS JAMES H SMOAK TIMOTHY SMOCK MICHAEL DEWAYNE SMOOT SCOTT ANDREW SMOOT DEDRICK SMOTHERMAN HOWARD C SMOTHERS JILL NICOLE SMOTHERS RICK L SMUTNY PHILLIP C SMYTH CHRISTOPHER CHARLES SMYTHE KERN SNAGGS BRYAN R SNATCHKO
LUCAS MARION SNELGROVE JIMMY SNELL KYLE WILLIAM SNELL AUSTIN LEE SNELLING CASPAR M SNELLING MICHAEL A SNELLING SHANNON L SNELLING JOHN WALTER SNELLINGS KALIQ SNELSON DALLAS TODD SNIDER KAREN LYNN SNIDER KERRY GENE SNIDER RESSA MICHELLE SNIDER
KENDRA LEANDRA SNIPE EDWARD R SNIPES JR JESSICA HAILE SNIPES KEVIN NEAL SNIPES MATTHEW ALLEN SNIPES WILLIAM CODY SNIPES BRADLEY E SNODDY NOAH LEE SNODDY ROBERT D SNODDY JAMIE J SNODGRASS ROBERT SNOOK ALAN DEAN SNOW ALFONZA M SNOW
BRANDON T SNOW CHRISTOPHER A SNOW GLENN K SNOW MATTHEW D SNOW MELISSA A SNOW PAIGE ELIZABETH SNOW SCOTT LEE SNOW SPENCER NORRIS SNOW THADDIUS G SNOW WILLIAM J SNOW TRACY SNOWBERGER JOHN PAISLEY SNOWDEN ANTHONY SNYDER BRIAN K SNYDER
CASEY LYNN SNYDER GRACE MARIE SNYDER HAYDEN CLIFTON SNYDER JOSEPH J SNYDER JOSHUA ERIC SNYDER KIRK JOSEPH SNYDER LISA AUDREY SNYDER LONNIE D SNYDER JR MARIA SNYDER MICHAEL JAMES SNYDER SONYA Y SNYDER STEVEN P SNYDER TERRY L SNYDER
TRAVIS SNYDER TROY JOHN SNYDER WALTER SNYDER WILLIAM DENVER SNYDER HAUNANI SOARES MARCO SOARES MESSIAS SOARES VERNON M SOARES KYLE JAMES SOBCZAK LEO J SOBCZAK EDWARD F SOBEHART ELIZABETH F SOBEY CHAD D SODERQUIST MARIA SOEIRO
ERIC FRANCIS SOFRANKO TYLER SOGUEL-COXE KYLE JAMES SOHL ANDRES SOISSA ANDREW J SOK OLEKSANDR SOKOLOV JUAN ANTONIO GRANADOS SOLACHE VIJAY SOLANKI MARIO SOLANO RAMIREZ THOMAS MITCHELL SOLES LUPO TONY SOLI SRAVANI SOLIPETA JAIME SOLIS
JORGE HOMERO SOLIS JR JUAN SOLIS JUAN CARLOS SOLIS SUSANA SOLIS FRANCISCO JAVIER OBREGON SOLIS ECTOR DANIEL SOLIS GARCIA ELPIDIO SOLIS PADILLA ROSA ALICIA SOLIS REYES GABRIEL ISAIAH SOLOMON HOLLAND ANTHONY CIENFUEGOS SOLORIO CEDRONIO A SOLORIO
WILLIAM SOLORIO DANA SOLVESON CHHAT SOM ARUN SOMAN BALASUNDAR SOMASUNDAR PAUL SOMERS NADIR SOMJI ANDREW SOMMER CHRISTINA SOMMER GARRETT TAYLOR SON NARA SON SOC KHA SON DHAVAN SONANI SUNIL SONAWANE KEITH C SONDEJ DAVID SONDENO
SEDAT SONMEZ JOSHUA CARL SONNEBERGER BRANDON S SONNENFELT KERRY SOODEEN RAMAN AMARNATH SOODIYAL ANIL SOOGRIM SARA J SOOSH SARA K SOPER GREGORY SORA ANJELENE D SORENSEN GEORGE W SORENSEN JOSEY SORENSEN NATHAN SORENSEN
SKYLER JON SORENSEN WILL D SORENSEN DARIN L SORENSON ADRIENNE SORIANO CESAR SORIANO JOSE MARTIN SORIANO JR KARLA AURORA SORIANO VILORIA DRAGANA SORMAZ CLINTON WADE SORRELL ERIC M SORRELL RICHARD EARL SORRELLS THOMAS SORRELLS
GIUSEPPE SORRENTO SUSAN R SORRICK RONALD J SORTERS JR AMBROSIO SOSA IGNOT ALEJANDRO SOSA LECHUGA YUSNIER OSMEL SOSA NAPOLES MARIA SOSA SANCHEZ ISAAC DWAYNE SOSH ISAIAH DAKOTA SOSH SR JORDAN THOMAS SOSH DAVID J SOSINSKY PEGGY L SOSSAMON
GODWIN KWAMI SOSUH JULIETA SOTELO VILLEGAS ALEJANDRO SOTO ALI H SOTO ANABEL SOTO BAILEY WESTON SOTO GUSTAVO LUIS SOTO JOSE J SOTO MADELINE SOTO OMAR JEHISON SOTO ROBERTO SOTO CRISTINA FABIOLA SOTO BEDOLLA MARIA ELENA SOTO SILVA
GRACIELA SOTO VALDEZ MANUEL SOTO VALDEZ RHETT A SOUDER KEVIN D SOUL GAGE LEWIS SOULIA LEE SOUSA JEFFERSON DEAN SOUTH CHELSEA SOUTHARD JUSTIN D SOUTHARD MARISSA AMBER-CHAE SOUTHARD ANDREW MICHAEL SOUTHER WILLIAM B SOUTHER
ANNA DAWN SOUTHERN DANA R SOUTHERN LUKE PAYNE SOUTHERN ZACHARY LAYNE SOUTHERN SAMUEL JACOB SOUTHERS JOHN C SOUTHWELL THOMAS FRANKLIN SOUTHWICK JOE C SOUTHWOOD AMANDA FAYE SOVEL AARON E SOVEREIGN BRYCE AARON SOVEREIGN

NICHOLAS J SOVEREIGN   SHANNON STEVE SOVEREIGN   SHUBHAM SOVILKAR   COLLEEN K SOWDERS   JASON SOWELL   EDWARD A SOWLES   STANLEY E SPADE   JAYMES LANDON SPAIN   DANIEL J SPALDING   MICHAEL S SPALDING   ERICA LEIGH SPALIN   LOGAN SPANGLER   STEVEN SPANKS
LUCAS LEON SPANN   NATHAN GREGORY SPANN   DANIEL SPANOS   BLAKE ADAM SPARKMAN   DANNY SPARKMAN   DUANE SPARKMAN   KYLE A SPARKMAN   MICHAEL B SPARKMAN   CHERA JOY SPARKS   DAVID CAMPI SPARKS   ELIJAH JAMES SPARKS   JONATHAN LELON SPARKS   LARRY W SPARKS JR
ROBERT DALE SPARKS JR   JOSEPH M SPARROW   TOM SPATOLA   ASHTON PAUL SPAULDING   DION DENIS SPAULDING   DONQUIS SPAULDING   MARK J SPAULDING   NICHOLAS JOSEPH SPAULDING   STEVEN P SPAULDING JR   ZACHARY ALAN SPAULDING   SAMANTHA M SPAW   JARROD ANDREW SPEAKMAN
KRISTAN ANN SPEAR   CHRISTY D SPEARS   CORY LEE SPEARS   DYLAN MICHAEL SPEARS   LEANN N SPEARS   TRESHON JERMAIN SPEARS   ADAM J SPECE   DAVID R SPECHT   MARK G SPECHT   KIMBERLY ROSEANN SPECK   CHRISTIN ELIZABETH SPEED   BRANDON RAY SPEEGLE   JASE DELANE SPEER
JORDAN D SPEER   JUSTIN L SPEER   SUZANNE M SPEER   RICHARD HUNTER SPEIGEL   TAYLOR PAIGE SPEIGEL   MICHAEL D SPEIGHTS   JOSEPH R SPEIGL   GEORGE HUNTER SPELL   MARK J SPELLAR   BRYSON SPELLMAN   BRANDON JOSEPH SPENCE   CHARLES J SPENCE   DOUGLAS G SPENCE
HALEY NICOLE SPENCE   JEREMY M SPENCE   JOSEPH MCCOY SPENCE   JUSTIN E SPENCE   ROBERT E SPENCE   TREVOR SPENCE   ADAM C SPENCER   DONALD R SPENCER   DOUGLAS A SPENCER   HENRI SPENCER   JACK SPENCER   JEREMIAH DANIEL SPENCER   KYLE DOUGLAS SPENCER
KYLER L SPENCER   MARK CHRISTOPHER SPENCER   MICHAEL JAMES SPENCER   MICHAEL SPENCER   RYLEE DRAKE SPENCER   TRAVIS C SPENCER   WELTON WALTER SPENCER   CHAZELLE C SPENNEBERG   KERRY MICHAEL SPERO   BRANDON R SPIAK   CHAD SPICER   DANNY R SPICER   RANDY J SPICER
TREVOR BLAKE SPICER   JONATHAN ROY SPIECE   AMY M SPIEGEL   TIMOTHY A SPIEGEL   ZACHARY T SPIEGEL   RYAN M SPIESS   NICHOLAS S SPIGLE   GERALD J SPIKER   LAKRISTEN L SPILLER   TRAVIS W SPILLIARD   ZACHARY TYLER SPILLMAN   JOHN P SPINA   BRENDON CHASE SPINKS   JAIME A SPINKS
TIMOTHY A SPIRES   NANCY ANN SPIRKO   BRADLEY THOMAS SPISAK   JONATHON R SPITLER   IAN M SPITZER   JUSTIN P SPITZER   TIMOTHY J SPITZMUELLER   JAMIE R SPIVEY   TYLER DANIEL SPIVEY   AUSTIN T SPOHN   MATTHEW ERIN SPOON   AMBER MARIE SPORL   ROLAND S SPORLEDER
CALEB HOUSTON SPRAGG   CHRISTOPHER ALLAN SPRAGUE   JOHN F SPRAGUE II   LARRY G SPRAGUE   MATEJ SPRAH   JOSEPH JOHN SPREITZER   WAYNE V SPREITZER   KYLE M SPRENGER   CONNOR SCOTT SPRIMONT   JOHN WALTER SPRING   WILLIAM L SPRINGBORG   AMY L SPRINGER
PHILLIP JORDAN SPRINGER   RODNEY B SPRINGER   STEPHANIE SPRINGER   TIMOTHY J SPRINGER   JOSHUA MCLEAN SPRINGS   BEVERLY A SPRINKLE   RICKY STEVEN SPRINKLE   ZACHARY THOMAS SPRINKLE   ZACHARY SPRINTZ   BENJAMIN A SPROAT   JAMERSON QUINTE SPROLING
DANESHIA SHAVONTA SPROTT   TIMOTHY R SPROULL   GARY DON SPROUSE   TRAVIS D SPROUSE   KENNETH MICHAEL SPRUILL   ANGELA SPURLOCK   CECIL SPURLOCK III   LANCE SPURLOCK   RYAN T SPYRKA   ANNA SQUIRE   BILLY JOE SQUIRE   JERRY W SQUIRES II   JOHN PAUL SQUIRES   PETER SQUIRES
AUSTIN SQUYRES   JOY A SQUYRES   PHILLIP AUDEAN SQUYRES   SRIRAM SRIDHARAN   ARAMBU SRIKANTHAN   KAVITHA SRINIVASAN   VIJAY SRINIVASAN   ROY H SRYMANSKE   JARED ST AUBIN   KENNETH ST CLAIR   STEPHANIE M ST CLAIR   DAVID R ST GEORGE   CRAIG ST JEAN   BYRON RAY ST LAURENT
CHRISTOPHER DAVID ST MARTIN   WILLIAM ST MYER   WAYNE N ST PIERRE JR   DANIELLE MAURINE STABLER   ALEJANDRO STABREFF   AARON JUDD STACE   DEREK STACEY   NATHAN STACEY   NOAH STACEY   RON STACEY   JACQUELYN R STACHOWSKI   JAROSLAW K STACHURA   STEWART JAMES STACHURA
DAVID L STACKHOUSE   TRAVIS M STACKHOUSE   CODY STACKLIN   LUCIUS WAYNE STACKS   ANDREW STACY   BONITA L STACY   MARK ALAN STACY   AUSTIN PATRICK STADIE   MARSHALL R STADLER   TRAVIS TANNER STAFFEY   ALLEN FREEMAN STAFFORD   CASEY GAIL STAFFORD   JODI STAFFORD
JONREESE MANNING STAFFORD   RAY LEE STAFFORD   RAYMOND M STAFFORD   SHAWN PATRICK STAFFORD   THOMAS F STAFFORD   JOSHUA STAGE   CADE ALLEN STAGGS   MICHAEL ANTHONY STAHL   SYRA ARIS STAHL   TODD STAHLMANN   SUMMER GRACE STAIGER   FELIPE STA-JUANA
JOSEPH STERLING STALKER   MICHELLE F STALLARD   WADE S STALLARD   AARON TYLER STALLINGS   CODY ALLEN STALLINGS   MARVIN STALLINGS   MATTHEW STALLINGS   MELISSA STALLINGS   TRENT POPE STALLINGS   DUSTIN S STALLONES   ROBERT B STALLWORTH II   DARRIN L STALNECKER
CHRIS X L STAMAND   JAY STAMAND   ROBERT DOUGLAS STAMBAUGH JR   DUSTIN L STAMER   GAGE CHARLES STAMM   TRACEY A STAMMER   ROBERT BRAD STAMPS   BRIAN EDWARD STANCHIN   CHRISTOPHER MICHAEL STANCHIN   TYLER E STANCHIN   TRAVIS DWIGHT STANCIL
JERMAINE LORELL STANDER   TY DOUGLAS STANFIELD   JAMIE LYNN STANFORD   KAISON SCOTT STANFORD   LANCE EUGENE STANFORD   ERIC ALLEN STANG   SHAWN STANGER   GERASIMOS STANITSAS   CHANDLER BLAINE STANLEY   JAMES TANNER STANLEY   JOHNOTHAN R STANLEY   MARCO A STANLEY
MICHAEL STANLEY   SPENCER FRANK STANLEY   MICHAEL WILEY STANOFF   ROGER D STANSBURY   CLARA STANTON   DAVID EARL STANTON   JAMES R STANTON   JOSEPH D STANTON   JARED STANWORTH   ADAM STAPLES   BRANDON TYLER STAPLES   EMILY STAPLES   BRIAN S STAPLETON
HEATHER BROOKE STAPLETON   JAMES STAPLETON   PETER STAPLETON   SEAN STAPLETON   KYLE R STAPLEY   TRACE STAPLEY   BEVERLY A STARK   JOHN W STARK   ZACHARY LEE STARK   RYAN STARKEY   WILLIAM STARKEY   LARISSA STARKS   SHAWNA M STARKS   TODD L STARKS   TRAVIS L STARKS
TRAVIS L STARKS   JAMES ISAAC STARLING   GREGORY STARNES   JOHN A STARNES   LARRY M STARNES   SETH DANIEL STARNES   BRIAN D STARR   BRIAN S STARR   CHRISTOPHER JUNIOR STARR   LINDA M STARR   MARIA L STARR   SCOTT D STARR   WAYNE R STARRETT   BENJAMIN STARSKY
CHELSEY RAE STARWALT   ANN E STASCH   STEPHEN SCOTT STASNY   AUSTIN M STASTNY   HAROLD STATELER   JONATHAN STATELER   LEYTON ISAIAH STATELER   MICHAEL G STATEN   STEVEN RYAN STATHAM   MICHAEL R STATLER   ERIC M STATON   SHAWN TROMANE STATON   JARED A STAUB
JOSHUA W STAUB   KEVIN J STAUB   ROBERT SCOTT STAUB   ALLEN E STAUFFER   BLAYNE EDWARD STAUFFER   DAVID STAUFFER   DIRK A STAUFFER   GARRETT STAYTON   KENNETH DALE STCLAIR JR   LORENZO ST-COEUR   ROBERT STDENIS   BRANDON J STEACIE   TRAVIS STEACIE   BRIAHNA TAYLOR STEADMAN
KYLE PATRICK STEADMAN   ALEXANDER J STEAR   ANTHONY RAY STEAR   FRANKLIN RAY STEARMAN   DOUGLAS F STEBBING   ROBBIE G STEBBINS   PATRICK J STECK   RYAN R STECKELBERG   JARDEE C STEED   LEONARD CAMERON STEED   SHIRLEY STEED   MASON LEO STEEL   BRENT COLLIN STEELE
CHARLES W STEELE   CORY W STEELE   GREG L STEELE   HAYDEN ANDREW STEELE   JOSHUA C STEELE   MELINDA J STEELE   MICHELLE L STEELE   RANDY STEELE   TYLER MATTHEW STEELE   ALEX MICHAEL STEEN   BRENDON STEEN   JAMES CAMPBELL STEEN   WILLIAM BROOKS STEEN
JEREMY DALE STEENBARGER   NICOLE STEERE   CARRIE STEEVES   PAUL STEEVES   ANDREW G STEFANEK   ANDRE STEFENON   MADISON C STEFKO   MONICA SOFIA STEFKO   ZACHARY J STEFKO   CHARLES B STEGALL   KYLE E STEGE   DUSTIN THOMAS STEGEMANN   MICHAEL ALAN STEGEMANN
JEFF A STEGEMILLER   JOSEPH P STEGEMILLER   BREANNA JEANAE STEGER   KEVIN L STEHLY   AARON DALE STEIN   ASHLEY D STEIN   BRYAN DANIEL STEIN   ABRAHAM FREDRICK STEINBECK   CARSTEN STEINER   JEREMY S STEINER   DENNIS JOHN STEINHILBER   JENNIFER STEINHOFF   JOHN D STEINKAMP
TONY LEO STEINKRAUS   TIFFANY M STEINSHOUER   KELLEN C STELLMACHER-SQUIRES   JOHN CHRISTOPHER STELMAN   JOHN T STEM   SHAWN D STENNETT   JAMES CLAUS STENSLAND   KALE STEPHEN   BASIL NA STEPHEN ANDERSON   ADDISON P STEPHENS   CHAROLETT D STEPHENS
DANIEL MALLORY STEPHENS III   DANIEL WESTON STEPHENS   EDWARD BLAKE STEPHENS   EDWARD N STEPHENS JR   GEORGE WILLIAM STEPHENS   JASON ALLEN STEPHENS   JASON LEE DARNELL STEPHENS   JOSEPH F STEPHENS JR   MATHEW STEPHENS   ORY NICHOLAS STEPHENS
RICHARD LEE STEPHENS   RICHARD T STEPHENS   RICKY A STEPHENS   ROBERT STEPHENS   SCOTT MATTHEW STEPHENS   SCOTT R STEPHENS   SHERRY D STEPHENS   SKYLER P STEPHENS   STACEY ANN STEPHENS   TODD M STEPHENS   WILLIAM PAUL STEPHENS   ALLYSON DEAN STEPHENSON
BRANDON ADOLF STEPHENSON   ERIC SEAN STEPHENSON   GAVIN STEPHENSON   JASPER CHASE STEPHENSON   JESSICA L STEPHENSON   REGINALD STEPHENSON   TYRIK LAMAR STEPHENSON   MARK J STEPP   BAILEY STERLING   JARED P STERLING   NORMANN ADRAIN-PAUL STERLING
ROBERT STERNER   KENNETH R STERNS JR   HEATHER STESSEL   JUSTIN DAVID STETZ   BRANDON S STETZENBACH   MICHAEL DAVID STEUBER   MICHAEL L STEURY   THOMAS R STEVELEY   ALEXIS FAITH STEVENS   BRIAN STEVENS   BRITTIN STEVENS   BRODY WAYNE STEVENS   CASEY DAVID STEVENS
EVAN REED STEVENS   HARLAND LE GRANDE STEVENS   HAROLD V STEVENS JR   HAROLD WIILIAM STEVENS   JARRETT STEVENS   JASON CHARLES STEVENS   JASON D STEVENS   JOSEPH ALLEN STEVENS   KENNETH JUSTIN STEVENS   MARK STEVENS   PHILLIP B STEVENS   RUSHTON PRICE STEVENS
SHELBI MARIE STEVENS   THOMAS M STEVENS   TRISHA D STEVENS   TRUETT JASON STEVENS JR   WILL ALLEN STEVENS   ASHLEY STEVENSON   BLAKE STEVENSON   DOUGLAS KIM STEVENSON II   GLENN J STEVENSON   KEN STEVENSON   MALIK E STEVENSON   MARK ALLEN STEVENSON
SKYLOR BRYANT STEVENSON   TANNER LOY STEVENSON   RODERICK STEWARD   SHALISHIA SHANDREA STEWARD   VERNAL LANCE STEWARD   ADAM B STEWART   ADAM E STEWART   BRANDON STEWART   CARL WAYNE STEWART   CHASE J STEWART   CHRISTOPHER AARON STEWART   DAVID STEWART
DAVID KAWIKA AARON STEWART   DERRICK A STEWART   DONALD SHANE STEWART   EDWARD RANDALL STEWART   ERIC STEWART   JACK W STEWART   JAMES STEWART   JAMES N STEWART   JED COLE STEWART   JEFFREY C STEWART   JEREMY WAYNE STEWART   JIMMY STEWART   JOSEPH H STEWART
LEROY STEWART   LESLIE A STEWART   MEGAN ROSE STEWART   MICHAEL CHASE STEWART   MICHAEL G STEWART   MITCHELL W STEWART   NATHANAEL L STEWART   PATRICK WILLIAM STEWART   RAYMOND EUGENE STEWART   RITA A STEWART   RONALD E STEWART   RYAN STEWART   SAMUEL F STEWART
SHAWN MIGEAL STEWART   SHELTON MALACHI STEWART   STEVEN JAY STEWART   TISHA J STEWART   TOYE BENJAMIN STEWART III   TRACIE M STEWART   TREVOR M STEWART   TY D STEWART   VINCENT JACOSALEM STEWART   YKONDRIS STEWART   MICHAEL T STEZOWSKI JR   THOMAS STEZOWSKI
ANDREW DANIEL STICHNOTH   CLINT K STICKAN   NATHAN STICKAN   DALE E STICKLE SR   ADRIAN AARON STIDHAM   DERICK RILEY STIDHAM   ANTHONY STIEH   DAN STIEH   GUTHRIE STIENS   JEREMIAH M STIENS   SCOTT F STIENS   AARON M STIER   JEREMY HOWARD STIFF   PHILLIP S STIGALL
STEPHANIE RAE STIGALL   SEAN S STIGGER   TAMARA DAWN STIGGERS   JONATHAN R STILL   BRIAN CHARLES STILLION   JEFF A STILLWELL   ADAM J STILTNER   ALEXANDER B STIMPSON   GARON R STIMPSON   JAMIE STIMPSON   DAVID M STINE   TABITHA S STINE   DAWN L STINE-SMITH
JESSE ALLEN STINNETT   JOHN M STINNETT   RYAN SCOTT STINNETT   BRADLEY D STINSON   DAVION CONRAD STINSON   JERRY NATHANIEL STINSON   WILLIAM STINSON   MITCHEL STIPEK   TAD SAMUEL STIPP   DAMIAN LLOYD STITES   SKYLER ROBERT STITES   SPENCER WILLIAM STITES   TRE D STITES
KRISTINE L STIVER   DARCI A STOBAUGH   TIFFANY D STOBAUGH   MICHAEL EDWARD STOBER   JACOB CHRISTOPHER STOCK   AMANDA F STOCKMAN   GRANT ROBERT STOCKS   KENNETH J STOCKS   ANDREW JACOB YORK STOCKTON   CODY BRANDON STOCKWELL   MICHAEL L STOFFA
CHRISTOPHER WAYNE STOFFEL   GARY W STOGSDILL JR   PETAR STOJAKOVIC   MARIJANA STOJANOVIC   AARON STOKES   CHRISTOPHER LD STOKES   COREY LEE STOKES   FRANKLIN C STOKES   JACOB STOKES   JAMES LUCAS STOKES   JOSHUA DANIEL STOKES   LOREN S STOKES   MINDI L STOKES
TRAVIS STOKES   WILLIAM EDWARD STOKES JR   JESSICA N STOKLEY   SERHII STOLIARCHUK   CLINTON JAMES STOLL   STEPHEN G STOLL   TRISTIN SCOTT STOLL   RYAN W STOLP   ZACHARY MICHAEL DENNIS STOLZ   BARRY STOMM   SETH A STOMM   BLAKE ALEXANDER STONE   CALEB ROBERT STONE
CASEY STONE   CHAD A STONE   CHRISTOPHER RANDAL STONE   COLBY BRYANT STONE   DANIEL LEE STONE   DENNIS HAROLD STONE   DYLAN AVERY STONE   HARRISON DADE STONE   JAMES M STONE   JARRET STONE   JEREMY STONE   JUSTIN TYLER STONE   KATIE LYNN STONE   KEITH AARON STONE
KYLE DOUGLAS STONE   LOIS E STONE   MICHAEL I STONE   NATHANIEL REID STONE   RACHYL GAIL STONE   TIMOTHY A STONE   WILLIAM B STONE   ZACHARY MARK STONE   DILLON J STONEBACK   NICOLE J STONEBACK   CAMILLA STONECHILD   GREGORY ALAN STONECIPHER   MICHAEL ANDREA STONER
ANDREW D STONEWALL   ARTHUR STONEY III   CARLTON M STONEY   FREDRICK S STONG   AMANDA JANINE STORER   CHARLES STEVEN STORIE   JODY J STORM   CHRISTOPHER D STORMES   MARK T STORNELLI   SHANNON D STOROVICH   RYAN G STORRJOHANN   BRIAN JAMES STORY   IAN M STORY
SCOTT N STORY   VICTOR M STOUDEMIRE III   BENJAMIN RANDALL STOUGH   JOSEPH RHETT STOUGH   CHAZ ALDEN STOUT   CHRISTIAN B STOUT   ERIC N STOUT   RANDY D STOUT   REX D STOUT   ROBERT LYLE STOUT   SHAWN D STOUT   STEPHANIE M STOUT   TRACY T STOUT   BRANDON ANTHONY STOVALL
CHRISTOPHER ANDREW STOVALL   DAVID CRAIG STOVALL   JONATHAN WINDELL STOVALL JR   JOSHUA K STOVALL   ROGER GENE STOVALL JR   ZACHARY TUCKER STOVALL   ISAAC DEMAR STOVER   JASON STOVER   MORGYN STOVER   PIERRE M STOVER   CHRISTOPHER A STOW   GABRIEL BENJAMIN STOWERS
CHRISTIAN M STRABALA   JUSTIN LEE STRACENER   ROXXANE NICHOLE DRIGGERS STRACENER   JOSEPH ALEXANDER STRACHAN III   TODD ALEXANDER STRACHAN   JUSTIN WARREN RAY STRADTNER   JONATHAN J STRAETKER   MYRIAH L STRAETKER   KYLE HOWARD STRAIT   MATTHEW TYLER STRAIT
THOMAS ALBERT STRAIT   MICHAEL P STRAKO   SEAN K STRALO   JOHN SIDNEY STRANAHAN   ZACHARY JOSEPH HUNTER STRANEY   ROBERT STRANG JR   WILLIAM D STRANG   ANDREW C STRANGE   ANDREW M STRANGE   PERCIVAL JERVONNE STRANGE   TODD DAVID STRANGE   JEREMY STRANGER
JOSELYN MARIE STRASSER   KRISTIN STRASSER   PAUL M STRASZEWSKI   DEE EVELYN STRATTON   CONOR STRAUB   SHANNON M STRAUB   ROSS E STRAUBINGER   MICHAEL R STRAUGHN   JAMES MATTHEW STRAUSE JR   CAMERON SCOTT STRAWN   JEFF L STRAWN   SHANE STRAWN   STEVEN A STRAWS
SHAWN ANTON STRAZAR   LISA SUE STREBIG   DEREK W STRECKER   CONNOR E STREET   JAMES PRATER STREET   LOGAN D STREET   PAUL-ANTHONY STREETE   ERIC DEANDRE STREETER   GAGE CHRISTOPHER STREETER   COLTON L STREETMAN   ROBERT G STREETMAN   ANDREW J STREFF
KYLE A STREICH   SARAH JANE STREICH   DARIAN STREMBLE   CHRISTOPHER RYAN STREVER   ALEXANDER V STRICKLAND   CHAD C STRICKLAND   DAVID R STRICKLAND   GINGER A STRICKLAND   JEFFREY CRAIG STRICKLAND   KAREN S STRICKLAND   KRISTY LYNN STRICKLAND   LARON B STRICKLAND
NATHAN KYLE STRICKLAND   PATRISE STRICKLAND   ROBERT D STRICKLAND   RONALD S STRICKLAND   RYAN MICHAEL STRICKLAND   WILLIAM RYAN STRICKLAND   JOSHUA DANIEL STRICKLER   MICHAEL L STRICKLIN   KEVONTE K STRINGER   WILLIAM DEWAYNE STRINGER   WILLIAM GRANT STRINGER
LACY JAY STRINGFELLOW   DOMENICO STRINGILE   TIMOTHY ANDREW STRISKO   ERIK ROBERT STROBEL   STEPHEN J STROBEL   BRIAN STROCK   DANA STROCK   STEVEN MICHAEL STROCK   TRENDA STRODE   DUSTIN R STROH   JEREMY STROHM   KORY STROHM   LANDON LEE STROHM   BYRON STROJNY
WAYLON L STROM   JARED J STROMAN   ZACHARY LELAND STROMAN   TYLER A STROMQUIST   ARIAN ASHAAD STRONG   CORNELIUS M STRONG   GAVEN REED STRONG   JEFFREY T STRONG   JOHNNY B STRONG   LARRY STRONG JR   MICHAEL B STRONG   RYAN G STRONG   TYLER STRONG
AUSTIN RUSSELL STROTHER   CALEB STROTHER   TERRIN KEYIR STROTHER   CHESTER RYAN STROUD   JORDAN LEE STROUD   LOGAN GARRETT STROUD   MATTHEW EVERETTE STROUD   STEPHANIE ANN STROUD   WALTER STEVEN STROUD   NATHAN R STROUP   TYLAR JADE STROUSE   JASON R STROWGER
BRYAN STROZIER   ANGELINA MARIA STRUBLE   JENNIFER L STRUEBY   MICHAEL STRUNK   JAREN R STRUP   JONATHAN MATTHIAS STRYCKER   MARK E STUART   MICHAEL R STUART   RICHARD TYLER STUBBEN   JERRY LYNN STUBBLEFIELD   JOSHUA MICHAEL STUBBLEFIELD   STEVEN L STUBBLEFIELD
BRIAN J STUBBS   BRITTANY BROUSSARD STUBBS   JAYCIE MARIE STUBBS   TALLEN VICTORIA STUBBS   JEFFERY SCOTT STUDNICKI   LUCAS R STUDT   ELIZABETH STUETTGEN   BARRY L STUEVE   JOHN E STUFFLEBEAN   SHERI STUFFLEBEAN   ANTHONY CRAIG STULL   MEGHAN LEIANN STULL
SHANNAP P STULL   CASEY COLE STULTZ   CHRISTOPHER A STULTZ   KRISTIN STULTZ   RYAN M STUMPF   MASON W STURDIVANT   BLAKE EDWARD STURGILL   NATANYA S STURGILL   ANTHONY TODD STURKIE   DANNY W STUTTS   DEREK WILLIAM STUTTS   GARY D STUTZMAN   PAUL J STUTZMAN
DONNIE RAY STYONS   MANUEL SUAREZ   NELSON A RAMIREZ SUAREZ   VALERIA SUAREZ   MIGUEL SUAREZ RANGEL   NAGARAJ SUBBARAYALU   MAHESWARI SUBBURAJ   NADERA SUBIT   OLEH SUBOTA   BASKAR SUBRAMANI   MYTHILI SUBRAMANI   SATHISH SUBRAMANI   YUVARAJ SUBRAMANI
KARTHIKAIBALAN SUBRAMANIAM   ANANTHARAMAN SUBRAMANIAN   GOPALAKRISHNAN SUBRAMANIAN   SUBA LEKSHMI SUBRAMANIAN   USHA SUBRAMANIAN   YOGESH SUBRAMANIAN   BALAJI SUBRAMANIYAN   ZOE SUCATO   ION SUCIU   JACOB J SUCKSTORF   JAMES D SUCKSTORF
JORDAN JAMES SUCKSTORF   STEPHANIE J SUCKSTORF   VELMURUGAN SUDALAIMUTHU   ROMEO SUDAR   KYLE STEPHEN SUDDUTH   BHARATHNARAYANAN SUDHAKAR   YUKO SUGA   CODY WAYNE SUGGS   WALLACE LEE SUGGS JR   WYATT SANFORD SUGGS   CHITHARTH SUGUMAR
GEORGE SUIAN-JOHNSON   KEVIN SUIK   JASON A SULC   JENNIFER MARIE SULEWSKI   MAXIM SULIMA   STEVE SULIMAN   BRYAN O SULLINS   ERIC N SULLINS   PAUL J SULLINS   AMY LYNNE SULLIVAN   BENTLEY SULLIVAN   BERNARD J SULLIVAN   BILLY W SULLIVAN   CARRIE D SULLIVAN
CHANCE EDWARD SULLIVAN   CLARENCE D SULLIVAN   DOUGLAS SULLIVAN   ERYN SULLIVAN   GILBERT ANDREW SULLIVAN   JACK SULLIVAN   JACOB A SULLIVAN   JAMES J SULLIVAN   JASON L SULLIVAN   JOHN LUTHER SULLIVAN   JOHN M SULLIVAN   MADISON KATHRYN SULLIVAN   NANCY J SULLIVAN
NATASHA J SULLIVAN   RICK GEORGE SULLIVAN   ROBERT CARL SULLIVAN   ROSEMARY LOWERY SULLIVAN   RYAN W SULLIVAN   THOMAS JOSEPH SULLIVAN   CHRISTON SUMAIR   TREY JAMES SUMBLIN   JEREMY WAYNE SUMMERFORD   KENNETH S SUMMERFORD JR   ROBERT ERIC SUMMERFORD JR
THOMAS W SUMMERFORD   EMMA KATHLEEN SUMMERS   HARLEY WAYNE SUMMERS   HUNTER J SUMMERS   JAMES BLAIR SUMMERS   JOEY PATRICK SUMMERS   KENNETH LEE SUMMERS   KERA LEIGH SUMMERS   MARIA SUMMERS   MICHAEL L SUMMERS   RILEY JESS SUMMERS   THOMAS L SUMMERS
JACOB SUMMERTON   JASON SUMMIT   JOHN CALVIN SUMMITT IV   FAITH ELIZABETH SUMNER   JAMES LEON SUMNER JR   WESLEY SUMNER   DAVID A SUMOSKI   CURTIS SUMPTER JR   MARTRELL MARTQUZE SUMPTER   ERIC HARRISON SUN   JOHNSON SUN   WEIPING SUN   KUMARAN SUNDAR
SELVAKUMARAN SUNDARAM   CODY J SUNDAY   WILLIAM HAROLD SUNDAY   SHAUNCE THOMAS SUNDERLAND   VANNAK SUOM   FLORABEL SUPERABLE   MATTHEW SUPPLE   KYLE M SUPPLEE   SHANE STEFAN SUPRENANT   ZIGMONT JOHN SURAWSKI IV   JEEVITHA SURESH   VELAVAN SURESHKUMAR
ADAM MICHAEL SURF   JILL SURFACE   ROBERT W SURFACE   MICHAEL H SURPRENANT-VOGT   ANGEL NICOLE SURRATT   MADISON N SUSEY   KENT JAMES SUSLAVICH   MEGHAN VICTORIA SUTALSKI   ALISON SUTCLIFFE   NEIL SUTCLIFFE   JACOB HENRY SUTERMEISTER   BRENDAN SUTHERLAND
DONALD FRANCIS SUTHERLAND JR   JAMES C SUTHERLAND   JASON N SUTHERLAND   ZACHARY D SUTHERLAND   KEVIN L SUTHERLIN   KYLE JOSEPH SUTHERLIN   MICHAEL DEAN SUTTER   CODY MCCLAIN SUTTERFIELD   TONY ELBERT SUTTERFIELD   CONNOR BRADEN SUTTLE   KOLT ZACHARY SUTTLES
BRADY MICHAEL SUTTON   CANDACE L SUTTON   DIMICK SUTTON   GARY WAYNE SUTTON   HUNTER JOHN SUTTON   JADEN MATTHEW SUTTON   JUSTIN CHRISTOPHER SUTTON   MARCUS SUTTON   ROBERT J SUTTON   ROBERT J SUTTON JR   ZACHARY ROY SUTTON   LORENZO SUYAPA BACA
BRADEN MATTHEW SUZNOVICH   TOBY J SVATOS   JERRY J SVEC JR   ANTHONY L SVEHLA   JEFFREY PAUL SVEHLAK II   JOSH SVENDSEN   JULIE K SVOBODA   KEVIN D SVOBODA   JOHNNY K SWACK JR   ERIC D SWAFFORD   JACOB PAUL SWAFFORD   JOSEPH E SWAFFORD   BEVERLY J SWAIM
HUNTER D SWAIM   JOSHUA R SWAIM   SENECA JEAN SWAIM   TYLER SWAIM   ADAM D SWAITE   THOMAS L SWALLEY   MICHAEL R SWALLOW   RYAN SWALLOW   XAIN SWAMPY-OMEASOO   JOSHUA J SWAN   KEVIN SWAN   WILLIAM H SWAN   JUSTIN CHRISTOPHER SWANDER   MICHAEL A SWANK
BRANDON LANCE SWANN   EDWARD A SWANN II   LANCE ELDREDGE SWANN   MITCHELL WILLIAM SWANN   EILEEN MARY SWANNER   CHARLES W SWANSON   CORWIN SWANSON   JESSE L SWANSON   MEGAN LYNN SWANSON   COLLIN J SWANTEK   ALVIN L SWARTZ   JONATHAN MICHAEL SWARTZ
MATTHEW MCINTOSH SWARTZ   ANTHONY E SWEAT   WENDY L SWEAT   JOSEPH SWEATMAN   RYAN B SWEATMAN   JOSHUA SWEATT   SHAUN MICHAEL SWEAZY   KYLE DEAN SWEENEY   ROBERT N SWEENEY   SEAN SWEENEY   TRADD L SWEENEY   DAVID J SWEERUS   AUSTIN SWEET
BRYANT ALEXANDER SWEET   CATHERINE ELIZABETH SWEET   DAVID A SWEET II   CHRIS SWEETAPPLE   KADE JAMES SWEETEN   LAURIE LYN SWEGMAN   JEFFERY SCOTT SWEIGART   COLLEEN SWENSON   MICHAEL RAY SWENSON   NICHOLAS COLE SWENSON   MELISSA SWENTON   ROBERT G SWICK
STEVE SWIECH   AUSTYNE SWIFT   COREY STUART SWIFT   RAYMOND RORBY SWIFT   PATRICK K SWIGART   PATRICK S SWIM   JOHN D SWIMS   JERRED E SWINBURN   DAVID SWINDLE   JAMES W SWINDLE III   JEFFERY D SWINDLE   JEREMY L SWINDLE   MICHAEL REED SWINDLE   OSCAR DALE SWINDLE
SCOTTY LEE SWINDLE   JOHN-DAVID BURTON SWINEY   JOSEPH CADE SWINGLE   KEVIN RAY SWINNEY   SHANE E SWISHER   SHAUN SWISHER   ADAM R SWITZER   NICKOLAS RAYMOND SWITZER   DESMOND BLAZ SWOFFORD   TYRESE ZYIAN SWOOPES-HARRIS   CHRISTIAN DENNIS SWYGERT
NATHAN J SYBERT   STEVEN E SYDENSTRICKER   JESSICA M SYDOW   AYUB SYED   SALAAR AHMED SYED   NOORUL ILAHI SYED MYDEEN   MOHAMED SAJITH SYEED IBRAHIM   JERRY DEWAYNE SYKES   KYLE ANTHONY SYKES   RODNEY P SYKES   PHILLIP M SYLVESTER JR   LEE A SYLVIA   BENJAMIN SYMES
AUSTIN SYMONS   RICK SYMONS   TIM SYMONS   MINDY MARIE SYNDRAM   LINDA L SYNOWKA   MARTIN F SYPNIEWSKI   SCOTT P SYRKEL   THIRAKONE SYSAVAN   TRAVIS D SYSLO   BRANDON SKYLAR SYX   EDWARD ALEXANDER SZABO   JULIUS J SZAKONYI   DONALD P SZALLAR
MATHEW RUSSELL SZERLIP SR   DUANE WILSON SZUREK   CHRISTOPHER SZYSKY   VY A TA   JOHN CHRISTOPHER CM TABB   GEORGE TABIOS   THOMAS WALTER GEORGE TABISZ   ELIZABETH TABIZON   THOMAS TABOADA   DAVID D TABOR   JASON MICHAEL TABOR   BRYAN LEE TACKETT   RANDY JOE TACKETT
JAKE NA TAESCHLER   RICHARD TAFOYA   ADAM TUCKER TAFT   GARY TAFT   JEANETTA TAFT   BRITTANY NICOLE TAGER   KEERTHI TAI   JOSEPH A TAKENS   JOSEPH MICHAEL TAKITCH   NILESH TAKKE   AMITAV TAKOORCHARAN   JAMES R TALADA   CARLOS TALAMANTES   LEAH ANN TALARICO
JOSHUA T TALBERT   HUNTER JOSEPH TALBOT   KAYSON TALBOT   SHANE B TALBOT   CHAD S TALKINGTON   CHRISTAL TALLANT   JAMES TALLANT   CHRIS LYNN TALLEY   CHRISTOPHER JASON TALLEY   DARRELL J TALLEY   ERICK TALLEY   PAMELA L TALLEY   SARA TALLEY   STEVEN DAVID TALLEY
TRAVIS TALLEY   MICHAEL E TALLY   HORACIO JOSE TALONIA   AMIL TALOVIC   SEEVALAPERIYANRAJA TAMILSELVAN   SHOJI TANAKA   CHUNXIN TANG   DAI TANG   CHARLIE B TANNER   COLLIN WADE TANNER   LUTHER R TANNER JR   NATHAN J TANNER   PERCY L TANNER   DANNY RAY TANON
MICHAEL RAY TANON   VERNICE JOY MABUTI TANQUERIDO   AMZIE NICOLE TANTON   ANTHONY JOSEPH TAPIA   ANTHONY JOSEPH TAPIA JR   GENARO TAPIA   NICHOLAS RAY TAPIA   THEODORE R TAPIA   EDUARDO TAPIA ORDOÑES   GERARDO TAPIA ORDOÑES   ERASMO TAPIA-CARO   DUSTIN TAPP
JEFF TAPP JR   JEFFREY D TAPP   JERALD WAYNE TAPP III   CLARENCE ALEXANDER TAPPAN   ZACHARY HEATH TAPSCOTT   KHRISTIAN LATEEZE TARANGO   CHRISTOPHER P TARBY   BOBBY A TARLTON   BOBBY D TARLTON   JOSHUA DARREN TARLTON   STEVEN CHASE TARLTON   TAB D TARLTON JR
TIMOTHY NICHOLAS TARLTON   ANTHONY JAMES TARPLEY   NATHAN ANDREW TARR   RONALD K TARTAMELLA   JOSEPH T TARTE   JOSHUA TARTLER   HUNTER ALLEN TARVER   KEATEN N TARVER   CHRISTOPHER SHANE TARVIN   VINCENT PAUL TASCIONE   MARLYN TASHKANDI   DAVID M TATAR
BEAU MEWBOURN TATE   CARTER BURKE TATE   CHLOE KRISTIN TATE   EDWARD L TATE   ELDRICK ZENDRELL TATE   JOHN DAVID TATE   MCNARY RYAN TATE   MICHAEL SHAWN TATE   MICHELLE C TATE   ROBERT M TATE   DILLON M TATE-BIERMAN   MAURICE TATUM   WILLIE J TATUM   RONL RENCY TAURO
DEANDRA TAVARES   JOE TAVARES   OLAVO MEIRELES TAVARES   OLIVEIRO DALOMBA TAVARES   GABRIELA TAVAREZ   ORLANDO ABISAI GARCIA TAVERA   HOLLY S TAVOLETTI   NATHAN J TAVOLETTI   SHERIF EMAD TAWDROS   ALYONNA VALENCIA TAYLOR   ANDREW D TAYLOR   ANTHONY R TAYLOR
BARRY DARNELL TAYLOR JR   BENJAMIN JAMES TAYLOR   BETSY RENEE TAYLOR   BRANDI A TAYLOR   BRANDON ALLEN TAYLOR   BRANDON E TAYLOR   BRITTANY NICOLE TAYLOR   BROCK MICHAEL TAYLOR   BROOKE DANIELLE TAYLOR   CARL JOSEPH TAYLOR   CAROLYN W TAYLOR   CHAD S TAYLOR
CHARLES ANDREW TAYLOR   CHRISTIAN BLAKE TAYLOR   CHRISTINA LYNN TAYLOR   CHRISTINA S TAYLOR   CHRISTON TIMOTHY LEE TAYLOR   CLAYTON C TAYLOR   CODY ZEB TAYLOR   CORY TAYLOR   DEREK E TAYLOR   DEVIN MCCLARY TAYLOR   DIXIE LAURA TAYLOR   DONALD ALLEN TAYLOR
DWIGHT TAYLOR   EDWARD LEE TAYLOR JR   EDWIN G TAYLOR II   FELIX CHRISTOPHER TAYLOR   GARY ANDREW TAYLOR   GEORGE E TAYLOR   GREG A TAYLOR   HOWARD WAYNE TAYLOR   HUNTER ALLEN TAYLOR   ISAIAH TAYLOR   ISAIAH CHASE TAYLOR   JAMES A TAYLOR   JAMES EUGENE TAYLOR JR
JAMES EUGENE TAYLOR SR   JAMES HUNTER TAYLOR   JAMES V TAYLOR   JEB S TAYLOR   JEREMY NATHANIEL TAYLOR   JEREMY SCOTT TAYLOR   JONATHAN M TAYLOR   JONATHAN R TAYLOR   JONATHON PAUL TAYLOR   JOSEPH MATTHEW TAYLOR   JOSHUA JAMES TAYLOR   JOSHUA MICHAEL TAYLOR
JUDY K TAYLOR   JUSTIN LAMAR TAYLOR   KABE GRAISON TAYLOR   KENNETH G TAYLOR   KIRK E TAYLOR   KYLE RYAN TAYLOR   LONNEL TAYLOR   MARCUS TAYLOR   MARSHAWN CLARENCE TAYLOR   MARVIN JEROME TAYLOR   MICHAEL A TAYLOR   MICHAEL L TAYLOR   MITCHELL HEATH TAYLOR
NANCY S TAYLOR   NATHAN TAYLOR   NATHAN MORRIS TAYLOR   NEIL CHRISTOPHER TAYLOR   NICHOLAS JAMES TAYLOR   NICKOLE M TAYLOR   NICOLE TAYLOR   PHILIP A TAYLOR JR   PHYLLIS D TAYLOR   QUINCY TAYLOR   REGGINAL L TAYLOR   REGINA C TAYLOR   RICHARD AUSTIN TAYLOR   ROY LEE TAYLOR JR
RUSSELL J TAYLOR   RYAN TAYLOR   SCOTT TAYLOR   STEVEN RANDALL TAYLOR   TERRY DALE TAYLOR   THOMAS DEWAYNE TAYLOR   THOMAS LANDON TAYLOR   TONY COYLIN TAYLOR   TRAVIS TAYLOR   TRAVIS ANTWAIN TAYLOR   WESLEY ANDREW TAYLOR   WILLIAM TAYLOR   WILLIAM S TAYLOR
WILLIAM SHANE TAYLOR   ZACHARY TAYLOR   ZACHARY D TAYLOR   ZACHERY STEVEN TAYLOR   KEITH CARMAN TAYLOR-BARKS   DILANE TCHOUNKEU   ADAM MIKEL TEAGUE   CLAYTON D TEAGUE   DAVID W TEAGUE   JUSTIN CHRISTOPHER TEAGUE   ROBERT CRAIG TEAGUE   SHANE P TEAGUE   VARNEY TEAH
GARY W TEAK   MORRIS EDWARD TEASLEY   JOSHUA M TEATER   ADAM TEATHER   KEVIN DOYLE TEBO   NATHAN CHASE TEBO   CHRISTOPHER WAYNE TEDDER   CLAY STEVENSON TEDDER SR   CODY RYAN TEDDER   DUSTIN LEE TEDDER   ZACHARY JOHN TEDESCO   JOSHUA SWADE TEELING   ARVIND TEEMAL
JAYCE BRANTLY TEEPLES   HALEY N TEER   JOHN GARRETT TEER   CORY ALLEN TEETER   ERIC L TEETER   GERALD A TEETER   JEREMY DAVID TEETER   LOGAN THOMAS TEETER   TROY A TEETER   DAVID TEIXEIRA   DERREN TEIXEIRA   LINDO ALVES TEIXEIRA   JOSE RENE TEJADA   LUIS TEJADA   MICHAEL TEJADA
SANTIAGO TEJADA   STANLEY RENE TEJADA MENJIVAR   BINIAM TEKIE   GHIRMAY TEKLEAB   DYLAN TELES   JOSE TELES   EDITH TELFER   OSCAR TELLEZ   ANTHONY TELLO   CESAR E TELLO   JAIME L TELLO   RUBEN TELLO   RUBEN M TELLO   JOHN M TELVOCK   ROBERT JOSEPH TELVOCK   ISIAH RYAN-RAY TEMKE
STEVEN ANTHONY TEMME   ANGEL TEMORES   LANCE T TEMPLES   GERALD ALLEN TEMPLETON   JUSTIN S TEMPLETON   DENNIS J TENCATI   GINNY J TENNES   CHRISTOPHER TENNEY   DAVID JUAN TENNYSON   JOSE RODOLFO CAPUCHINO TENORIO   ROMAN F TENORIO   BANNER F TEO   RONALD TEODORO
BRENT TER STEEGE   MARTIN TERAN   BRIAN DAVID TERHUNE   JOSHUA O TERNET   CRAIG V TERNUS   JASON R TERNUS   BRITTANY LYNN TERPENING   MARIO SALVADOR TERRAZAS CARPIO   BRAYDEN DYAR TERRELL   CODY MARSHALL TERRELL   AARON L TERRY   ANTHONY TERRY   BILLY DWIGHT TERRY
CALEB GAGE TERRY   CHRISTIAN BO DYLAN TERRY   DAVID ALTON TERRY   DAVID P TERRY   JEANNIA JACKSON TERRY   JOSHUA BLAKE TERRY   LANDER TERRY JR   LISA NICOLE TERRY   MARTIN E TERRY   MICHAEL MCCOY TERRY   NATHAN TERRY   PAYTON ALAN TERRY   REBECCA TES
ISABELLA MCKENZIE TESCH   MAHARI D TESFAI   KAILIN TESKE   NATE D TEST   SHAWN TESTONE   JOHN CARTER TETANICH   MARCUS TETEN   ANDREW BRIAN TETTENHORST   NARENDRA TEWARI   AWET TEWELDEMEDHIN   MONY THACH   CHARLES F THACKER   HENON B THACKER   JAMES B THACKER
JEREMY THACKER   JOHNATHAN BRENT THACKER   ANKITA THAKUR   OOIKATTAN THALAIVAN   PRANAY VINOD THALE   KEVIN B THALER   MICHAEL R THALLEY   PAUL MICHAEL THAN   MUSTHAKAHAMED THANASAHIB   DAVY T THANG   MANIKANDAN THANGAMALAI   SUDHA THANGAMANI
VINITH KUMAR THANGAMANI   MUTHULINGAM THANGAVEL   MYVIZHIARTHI THANGAVEL   TOGASRI THANGAVEL   YUVALAKSHMI THANGAVEL   VIVEK THAPLIYAL   ALVIN THARP   CALEB LEE THARP   JACOB KEITH THARP   WAYNE S THARRETT   STEVEN A THATCH   RAMANA KUMAR THATIKUNTA
NGUN THAWNG   REECE THAXTON   AARON L THAYER   DARRELL W THAYER JR   DUANE D THAYER   MICHAEL THAYER   MICHAEL S THAYER   SCOTT M THAYER   JAMES DAVID THEDFORD   DEVIN MICHAEL THEISEN   SETH H THEISEN   ANTHONY H THELEN   THOMAS D THELEN   JENNIFER MARIE THEN
KURT JAMES THERIOT JR   JOHN CHASE THERRELL   DENIS THERRIEN   ALBERT THIBEAULT   JEREMY THIBERT   CONNOR ALLEN THIEL   JASON D THIEM   DAVID C THIES   HARLEY THIESSEN   JASON EARL THIGPEN   KOLDEN GEORGE THIGPEN   NATHAN BEDFORD THIGPEN   NICKOLAS SCOTT THIMLAR
PRAMEY THIRKATEH   RAMYA THIRUMALAIKUMAR   BHARATH THIRUMISHI JADA   NAGANATHAN THIRUMOORTHY   KUMAR THIYAGARAJAN   MAGESH PRABU THIYAGARAJAN   PARVIN THOBHANI   JAMES D THOENE   WILLIAM J THOLKES   NICHOLAS BRENDAN THOLL   AARON R THOMAS   ADAM D THOMAS
BARRON C THOMAS   BENJAMIN TODD THOMAS   BRADY HIGGINS THOMAS   BRIAN M THOMAS   CALEB ANTHONY THOMAS   CALEB MATTHEW THOMAS   CARLOS THOMAS   CEDERICK ANTHONY THOMAS   CHRISTOPHER MICHAEL THOMAS   CLARENCE JOSEPH THOMAS JR   CLINT J THOMAS
CODY ALLEN THOMAS   COREY TONY THOMAS   DALE A THOMAS   DAMACQUANN DEONDRA THOMAS   DANYELLE RANIQUE THOMAS   DEANNA THOMAS   DERIC DAWON THOMAS   DEXTER EMMANUEL THOMAS   DONNA M THOMAS   DUANE R THOMAS   ERIC THOMAS   ERIC D THOMAS   JACQUELINE THOMAS
JAMEEKO LAMAR THOMAS   JAMES THOMAS   JAMES MICHAEL THOMAS   JEFFREY CALVIN THOMAS   JERMAINE EDGAR THOMAS   JERRY LELAND THOMAS   JILLISKA A THOMAS   JOHANNA THOMAS   JOHN ALAN THOMAS   JOHN J THOMAS   JOHN W THOMAS   JOHNNIE B THOMAS   JORDAN THOMAS
JOSEPH A THOMAS   JOSHUA LAKE THOMAS   JUSTIN M THOMAS   KATELYNN NICOLE THOMAS   KENNETH D THOMAS   KERN THOMAS   LATWYN A THOMAS   LAURA E THOMAS   LLOYD JOSEPH THOMAS   LYSA DANIELLE HYLAND THOMAS   MARK WARREN THOMAS   MARVIN TERRELL THOMAS
MATTHEW A THOMAS   MATTHEW DEREK THOMAS   MICHAEL A THOMAS   MICHAEL J THOMAS   MICHAEL WAYNE THOMAS JR   PRIESTLEY JEREMIAH COLLIN THOMAS   RICKEY EUGENE THOMAS   RODNEY ALI THOMAS   RONALD THOMAS   RYAN ORELL THOMAS   SETH ALEXANDER THOMAS
SHAJI THOMAS   SHANE R THOMAS   STACY DON THOMAS   STEVEN THOMAS   TRENTON THOMAS   TRISTAN NICHOLAS THOMAS   TYLOR G THOMAS   WALTER J THOMAS   WHITNEY M THOMAS   JARET THOMAS-FLYNN   DANIEL B THOMASON   ROBERT W THOMASON   DONALD RIPON THOMPKINS
AARON CRAIG THOMPSON   ADAM J THOMPSON   ADAM LEE THOMPSON   ADRIN BERNARD THOMPSON   AMBER R THOMPSON   AUSTIN LOGAN THOMPSON   AVERY GEORGE THOMPSON   BENJAMIN D THOMPSON   BENJAMIN W THOMPSON   BRANDON RAY THOMPSON   BRETT THOMPSON
BRYAN E THOMPSON   BRYAN EUGENE THOMPSON JR   CASEY J THOMPSON   CASONDRA DAWN THOMPSON   CHRIS THOMPSON   CLAYTON JAMES THOMPSON   COLBY SCOTT THOMPSON   COOPER WELLS THOMPSON   DALLAS DAVID THOMPSON   DANIEL B THOMPSON   DWAYNE THOMPSON
DWAYNE Q THOMPSON   EBEN A THOMPSON   ERIC L THOMPSON   ETHAN EDWARD THOMPSON   GLENN A THOMPSON   GRANT BREWER THOMPSON   HOLDEN CHAYSE THOMPSON   HUNTER WAYNE THOMPSON   JACOB D THOMPSON   JACOB TYLER THOMPSON   JAMES FRANKS THOMPSON
JAMES HUNTER THOMPSON   JAMES L THOMPSON   JARROD S THOMPSON   JED EDWARD THOMPSON   JEREMY C THOMPSON   JESS C THOMPSON   JORDEN LAWRENCE THOMPSON   JOSEPH L THOMPSON   JURMIE NELSON THOMPSON   KATHRYN A THOMPSON   KENNY J THOMPSON   KEVIN THOMPSON
KEVIN J THOMPSON   KORTNEY V THOMPSON   LARRY G THOMPSON   MARC R THOMPSON   MATTHEW THOMPSON   MICHAEL THOMPSON   MICHAEL R THOMPSON   NICHOLAS CHASE THOMPSON   PAIGE THOMPSON   PHILIP G THOMPSON   RICHARD ALLEN THOMPSON   RICHARD E THOMPSON
RICHARD W THOMPSON   ROBERT L THOMPSON   ROBYN THOMPSON   SCOTT THOMPSON   SHAWN W THOMPSON   SIERRA MARIE THOMPSON   STANLEY CARNELL THOMPSON   STANLEY HEATH THOMPSON   STEVEN KYLE THOMPSON   TITUS JAMES THOMPSON   TODD A THOMPSON   TRAVIS W THOMPSON
BRENT D THOMS   DAVID A THOMSEN   DRAKE BOYD THOMSEN   RANCE THOMSON   NATHAN COLE THORBURN   SAMUEL THORBURN   KYLE K THOREN   EDGAR L THORN   ERIC FLEMING THORN   REBEKAH ANNABELLE THORNHILL   BRYCE R THORNLEY   NEIL R THORNLEY JR   BRIAN LEE THORNSBERRY
ASHLEY NICOLE THORNTON   BRADLEY TYLER THORNTON   BRYAN C THORNTON   BRYAN WAYNE THORNTON   CHARLES H THORNTON   COLBY LYNN THORNTON   DANIEL M THORNTON   DWYOT THOMAS THORNTON JR   HUNTER HEATH THORNTON   JIMMY T THORNTON II   JULIE LOVELL THORNTON
KYLE A THORNTON   LUKE CAREY THORNTON   MICAH DALE THORNTON   TYLER THORNTON   ZACHARY K THORNTON   MATTHEW MICHAEL THORP   JAKE M THORPE   SHANE DOUGLAS THORPE   TREVOR EDWARD THORSBY   DERRICK DUANE THORSON   GREG E THORSON   CHRISTOPHER W THORSTED
BARTON JOSEPH THRASHER   BRIAN S THRASHER   MICHAEL O THRASHER   RODNEY J THRASHER   BRANDON DOUGLAS THRELKELD   JOHANNA L THREM   JOSHUA ALAN THRUSH   BALA THURAISINGHAM   JON A THURBER   RANDY THURBER   BRYSON L THURMAN   KYLE MICHEAL THURMAN
SEAN LEDETTE THURMAN   SHANNON N THURMAN   EARNEST CHRISTOPHER THURMON   STEWARD LEE THURMOND   KALVYN N THURSTON   ROBERT CHARLES THURSTON JR   TRAVIS J THURSTON   RONALD B TIALAVEA   DAWEI TIAN   TROY L TIBBETTS   ALEX GERALD TIBBS   ZACHARIAH TIBERGHIEN
KRISTIAN J TIBULE   SETH DEVON TICE   BENJAMIN E TICEN   LISA M TICHLER   RYAN L TICHLER   STEVEN R TIDMORE   WILLIAM MICHAEL TIDMORE   ALEX NELUS TIDWELL   MICHAEL ANTHONY TIDWELL   SHAWN ALLEN TIDWELL   JEREMY TIEDGEN   BYRON TIERNEY   JEREMY RYAN TIFFANY

MICHAEL C TIGER ROLANDO TIJERINA RAY MATTHEW TILLER BRIAN L TILLEY CLAYTON C TILLEY CRAIG TILLEY JILL A TILLEY ROBERT D TILLEY TYLER A TILLEY WALTER LEE TILLIS DANIEL GREGORY TILLMAN JOSHUA AARON TILLMAN ADAM L TILTON ANTONIO G TIMAS CARLOS TIMAS
LANCE C TIMBERLIN GLENDA SUE TIMBS SAURAV NA TIMILSINA JACOB R TIMM CHRISTOPHER MATTHEW TIMMERBERG DREW L TIMMERMAN JUSTIN MICHAEL TIMMERMAN KEITH W TIMMERMAN JR MATTHEW ALLEN TIMMERMAN JONATHAN E TIMMIS CHADBOURN M TIMMONS
DILLON TIMMONS JORDAN LEVERT TIMMONS MATTHEW W TIMMONS MASON C TIMOTHY TERRENCE TIMOTHY MURRAY TINDAL JR JOSE TINEO ORTIZ JEREMY B TINGESDAHL TIMOTHY D TINGESDAHL STEVEN L TINGLE AUSTIN WILEY TINKER JUSTIN C TINKLE JASON C TINNEY ELVIS TINOCO
JONATHAN T TINOCO CODY TRAVIS TINSLEY JIMMY MICHAEL TINSLEY MICHOEL U TIO JAMES LEE TIPLER ASHLEY K TIPPETT NICHOLAS A TIPSWORD BEAU DYER TIPTON JESSIE TIPTON JUSTIN MARKEE TIPTON TIMOTHY A TIRABASSI DIANA C TIRADO SATHWIK TIRUKANDYUR
SANTIAGO TISCARENO CHRISTIAN C TISDALE GREGORY T TISDALE LAURICE D TISDALE III NICHOLAS LEE TISDALE RONALD DAVAR TISDALE WILLIAM B TISDALE JR JOSEPH TISDELL BRANDON R TITTLE JACOB CHRISTOPHER TITTLE DANNY L TITUS STEVEN KENNETH TITUS GLORIA BACON TIWARI
SIET TJONG DANIEL LEWIS TOBBE MICHAEL J TOBIN JORGE LEONARDO TOBON SHANA L TOCZYNSKI CAMERON BRANTLEY TODD JEFFREY MICHAEL TODD JORDAN HUGHES TODD LEONARD TODD MICHAEL C TODD MICHAEL S TODD RICHARD DANIEL TODD WILLIAM ALLEN TODD
DENI TODOROVIC JAMES TOEPEL BRADLEY TOEWS DYLAN TOFFLEMIRE CHRISTOPHER SCOTT TOILLION CHRISTOPHER TOKARZ DANNY TOLBERT JR DAVID TOLBERT SHAUNA DANIELLE TOLBERT JOSE LUIS TOLEDO DUSTIN TOLL RICHARD TOLLE JOHN E TOLLEY PHILIP B TOLLEY JAY TOLMAN
MICHAEL ANDREW TOLMAN MITCHELL P TOLOKONSKY ALEC TOLOSA BLAKE E TOLSON HOLDEN MARK TOLSON PAUL TOLSON JR ANDREW J TOM JACOB WALTER TOM KYLE M TOM SALWAN TOMA JOHN MICHAEL TOMAN ROSALINO A TOMANENG MICHAEL D TOMASEK JOHN A TOMAZIN
DEVON NATHANAIL TOME AMANDA ANN TOMES MARKUS A TOMKA RANDY TOMKINS BRANDON DOUGLAS TOMLIN HUMARO TOMLIN MARIO TOMLIN SYDNEY LAUREN TOMLINSON ALVIN J TOMLISON KOREY A TOMPKINS KYLE M TOMPKINS MATTHEW R TOMPKINS GRAYSON D TOMS
JOSEPH TOMSHO MICHAEL TOMSON ANDRE LEKENDRICK TONEY BRIAN JAMES TOOHEY DAVID A TOOLE PHILLIP DEAN TOOMBS JAMES TOON CARSON J TOONE RESA TOORIE LEON J TOPALIAN BRIAN M TOPE TRADD N TOPPIN JACOB T TORGERSON GENSY R TORIBIO
BRENDA JAZMIN TORIZ HERNANDEZ ALLISON LIZETH TORO VILLADA JAQUELIN M TORRE ADRIEN TORRES ALEJANDRO TORRES ARNULFO TORRES CESAR TORRES JR EDLUIS TORRES ELLYSA VICTORIA TORRES EULISES CALDERON TORRES HECTOR TORRES JAMES H TORRES JAYMES TORRES
JOFFRE TORRES JOSE G TORRES JUAN TORRES JULIAN SPENCER TORRES JUVENAL TORRES MARTIN TORRES MEELVISS TORRES MICHAEL TORRES MOISES DANIEL TORRES RAZIEL TORRES SR ROGER TORRES SALVADOR TORRES JR WILLAN TORRES HECTOR HIRAM FLORES TORRES
JOSE MANUEL GARCIA TORRES OSCAR ORLANDO TORRES BARNICA LORENA NALLELY TORRES CHACHA JESUS TORRES GARCIA JAVIER A TORRES JIMENEZ EZECKIEL TORRES LOPEZ CELIA BERENICE TORRES MURILLO RONAL JOSE TORRES RIVERO ARELI FERNANDA TORRES RODRIGUEZ
RUBEN TORRES ROSAS MARTIN DE JESUS TORRES TORRES MATTHEW JOHN TORREY PETER TORREY AMADOR PAUL TORREZ JR JERRY E TORREZ CLAUDIO ENRIQUE TORREZ ESPINOZA ANTHONY PAUL TORRICELLI CHAD TOST WILSON TOSTES MARINHO RAYMOND TOTH LUC TOURIGNY
LUCAS MICHAEL TOUSIGNANT NOHELIA TOVAR RUBEN TOVAR ISRAEL NERI TOVAR JUAN CARLOS RODRIGUEZ TOVAR NORMA E TOVAR DE CUEVAS CHRISTOPHER WADE TOWE KRISTY MICHELLE TOWERY KYLE ANDREW TOWERY ROBERT WAYNE TOWERY BENJAMIN B TOWLES
BRANDON D TOWLES MICHAEL SCOTT TOWLES GABRIEL ALANDA TOWNS ADAM CHASE TOWNSEND BRUCE EARL TOWNSEND DWIGHT D TOWNSEND GEORGE PALMER TOWNSEND JAMES RICHARD TOWNSEND KEVIN A TOWNSEND LOUIS D TOWNSEND TREVOR DALE TOWNSEND
WILLIAM H TOWNSEND DAVID TOWNSON JR ALEICIA D TRACY DEANNA N TRACY MARK C TRACY RULON SCOTT TRACY SCOTT A TRACY MATTHEW TRADEWELL GARRETT TRAFZER ANDREW MICHAEL TRAIL BRODIE TRAISE CHRISTOPHER JEA TRAISTER LARRY D TRAMEL CARLA D TRAMMEL
CRAIG A TRAMMEL MASON ANTHONY TRAMMELL CUONG Q TRAN GIAU TRAN KHANH T TRAN NAM PHUONG TRAN PHU THANH TRAN RICHIE TRAN TIEN X TRAN TRINA L TRAN VU T TRAN DJUAN RAMON TRANNON LASSANA TRAORE PETER M TRAPANI CLIFFORD R TRAPP RUSSELL G TRASK
JOSEPH EDWARD TRASTER KYLE NIKOLAUS TRAUB IVAN TRAVER BLAKE TYLER TRAVIS LOGAN C TRAVIS MARK ALLEN TRAVIS JR WADE A TRAVIS BILL RIVES TRAWICK JR DESTIN BLAINE TRAWICK MATTHEW BRADY TRAWICK ANDREW CLARK TRAYLOR TYLER HENRY TREADAWAY
JEFFREY A TREADWAY JEREMIAH ALAN TREADWAY JEREMY L TREADWAY JILL K TREADWAY CLINT W TREASE DAWSON TREAT ROBERT ALLEN TREESH II RYAN TREESH TODD TREESH EFRAIN TREJO HERMAN A TREJO ROGELIO TREJO GALLEGOS ROBERTO TREJO JIMENEZ CRYSTAL TREJO LOZANO
ROGELIO TREJO ORTIZ KRIS TRELLERT KATRINA KAY TREMAINE DENIS TREMBLAY JEFFREY TREMBLAY MIGUEL TREMBLAY PIERRE TREMBLAY CELESTE ANN TREMBLEY JAMES G TRENHOLM BRITTANY MARIA TRENT JERRY MICHAEL TRENT RYAN SCOTT TREUTER MARTIN TREVILLIAN
CRISTIAN NA TREVINO FRANCISCO R TREVINO STACIE TREVINO HECTOR FRANCISCO TREVINO FERNANDEZ JORDAN TREW AMELIA E TRIANA JERRY LEE TRIBLE DANIEL TRICKETT TRIFON I TRIFONOV JAMES MATTHEW TRIM TYRONE T TRIMBLE CHARLES VAN TRINH TRINH V TRINH
KENNETH TRINIDAD MARIO A TRINIDAD TIMOTHY TRINIDAD JOSEPH R TRINOSKY DARREN TRIPP JASON E TRIPP VALERIE TRIPP JARRETT NATHANAEL LEON TRIVETT MARY KATHRYN TRIVETT LARRY ALLEN TROLLINGER SAMANTHA TROLLOPE GARRETT J TROMBI KEITH TROSCLAIR
ADAM BLAKE TROTMAN EMILY FRANCES TROTMAN JEFFERY L TROTMAN JOSHUA K TROTMAN JALON JOSEPH TROTTER JOHN RAYMOND TROTTER RAPHAEL TROTTIER DELORME JANET MARIE TROUP KENNETH FITZGERALD TROUPE KEVIN D TROUSDALE ANTHONY M TROUT
JEFFREY LAVINE TROUT JEFFRY DAVID TROUT JOEL THOMAS TROUT RICHARD B TROUT RICHARD DILLON TROUT ZACHARY DOUGLAS TROUT ADAM MARK TROUTMAN COREY TROUTMAN KEVIN TROVERO CODY LEE TROWBRIDGE PAULA V TROWBRIDGE WESLEY L TROWBRIDGE
KAYDEN ALLAN TROXELL JASON D TRUAX JOEL TRUAX GRANT WILLIAM TRUBACH AUSTIN THOMAS TRUDEAU JENNIFER L TRUDEAU MELODY J TRUDEAU TIMOTHY W TRUDELL BRADFORD G TRUE MICHAEL EUGENE TRUE JACK D TRUEBLOOD III MICHAEL E TRUEBLOOD JUSTIN TRUELOVE
ERNEST TRUESDALE TAVIOUS DEONTE TRUESDALE LUCAS ALLEN TRUESDELL PHILLIP A TRUESDELL JESSICA NICOLE TRUETT SAMUEL TRUJILLO LUIS CARLOS TRUJILLO BOTELLO JOHN TRUMAN SPENCER C TRUMAN BRYSON TRUMBLE KARYN STEPHANZ TRUMBULL CHRIS D TRUNCK
NGUYEN CAM TRUONG PETER A TRUONG THUY N TRUONG MICHAEL RAY TRUSS NATHAN DEREK TRUSS JASON DANIEL TRUSSELL EUGENE TRUSZ ADAM TRYHUK MITCHELL T TRYON YELYZAVETA TSAPYCH SHERMAN TSE SIMON TSE ALI T TSHIAKUISHA CHARLES TSHIKO JIM N TSIRIKOS
ISABELLA SAMANTHA TSURKAN ROBERT TUBBS JUSTIN KYLE TUBERVILLE NATHAN DON TUBERVILLE ANTWOINE MARCEL TUCK ALEX ERVIN TUCKER ANTHONY JOSEPH TUCKER CHARLES JOSEPH TUCKER CHRISTOPHER R TUCKER CHRISTOPHER T TUCKER ELDON D TUCKER
HAROLD IRVIN TUCKER JONATHAN ROBERT TUCKER JORDON G TUCKER JOSEPH E TUCKER JOSHUA TUCKER KARALEE J TUCKER LACY REED TUCKER LEQUASIS MARKESE TUCKER NIGEL ALEXANDER TUCKER RANDLE GLENN TUCKER ROBERT H TUCKER ROBERT L TUCKER SAMUEL TUCKER
TARAN LYNN TUCKER WARD J TUCKER OLIVIA ANNE TUELL JOHN TUIN FRANK GUTHRIE TULLOS JR BRANDON DOUGLAS TULLY PHILIP DANIEL TUMINARO ROBERT R TUNIN JAMES E TUNNICLIFF JACOB R TUNSTALL ROGERIO TURATTI COLEMAN M TURBEVILLE CARL JAMES TURBYFILL
PATRICK TURCOTTE JEFFREY LEE TURCSIK RICKEY L TURK JR MYLEI DAWN TURKENBURG MICHAEL J TURKO BENJAMIN G TURLEY THOMAS ROBERT TURLEY CHRISTINE TURMAINE BRYCE E TURMAN JOSHUA M TURNAGE MICHAEL W TURNAGE STEVEN A TURNAGE JEREMY LYNN TURNBO
THOMAS WAYNE TURNBO BRYCE TURNBOW MONIQUE R TURNBOW JEREMY TURNBULL ROBERT D TURNBULL ALLAN LEE TURNER ANDREW TURNER ANDREW RYAN TURNER ANGELO A TURNER BARRY C TURNER BLAKE V TURNER BRANDON ROBERT TURNER BRIAN AUBREY TURNER
CARLOS EUGENE TURNER CHELSEA DAWN TURNER CHRISTOPHER W TURNER CLARENCE DAVY TURNER COLBY EUGENE TURNER COLTON DANIEL TURNER DAKOTA E TURNER DAVID WESLEY TURNER DOUGLAS DEWAYNE TURNER II ERIC P TURNER EVELYN S TURNER HUNTER ALLEN TURNER
JACEY TURNER JASON A TURNER JAYMIE DANIEL TURNER JOHN MICHAEL TURNER JORDAN D TURNER JORDAN TAYLER TURNER KEITH A TURNER KEVIN LAMONT TURNER LE'ARIAN MARKAILE TURNER LITTLE JOSEPH TURNER LUCAS TURNER MATTHEW J TURNER NICHOLAS MITCHELL TURNER
PAGE ELLIS TURNER IV RAY L TURNER RICHARD TURNER RICKY L TURNER ROBERT COLE TURNER ROBERT O TURNER ROBERT WESLEY TURNER ROSALIND TURNER RYAN E TURNER SHAWN TURNER TIMOTHY R TURNER TINA RENEE TURNER TRAVIS A TURNER TRAVIS P TURNER TYLER G TURNER
WILLIAM BEAU TURNER ZACHARY L TURNER SR NICHOLAS XAVIER TURNER JACKSON BRODY WADE TURNEY TODD CARLETON TURNEY MARC SAMUEL TURNGREN JEREMY THOMAS TURNIPSEED JESSE MICHAEL TURPIN JOSHUA LLOYD TURPIN CAITLIN ELIZABETH TURVEY MICHAEL R TURVEY
ADAM JACOB TUTAK RICHARD A TUTEN TRAVIS CLARK TUTEN ANDREW T TUTTLE BRODIE ALEXANDER TUTTLE CHERIE L TUTTLE CHRISTIAN T TUTTLE CHRISTOPHER A TUTTLE EMMALIE M TUTTLE KRISTA JUNE TUTTLE TASELE C J TUUPO CHRISTOPHER Q TVETER BRITTON L TWEEDY
SARAH AKUA TWENEBOAH CHRISTOPHER TWIN BENJAMIN D TWINE REGINALD WENDELL TWINE PHILLIP TWINEM CHARLES RICHARD TWITTY CHRISTOPHER MARK TYCHANOWICZ DONALD J TYLENDA ADAM JORDAN TYLER CHRISTOPHER W TYLER DALE MICHAEL TYLER DALLAS D TYLER
KAMERON MICHAEL TYLER KEVIN DWIGHT TYLER OWEN W TYLER RYAN MICHAEL TYLER SCOTT E TYLER SHANE PATRICK TYLER STEPHEN TYLER TRAVIS W TYLER ELDON TYMS JAMES O TYNER III MARVIN LANE TYNER JACOB TYNES KALEB TYNES DAVID ARTHUR TYO WESLEY EARL TYREE
ELIZABETH TYRRELL MATTHEW EDWARD TYRRELL AUSTIN TYSHYNSKY MATTHEW BLAINE TYSINGER ALFONZO LYNDELL TYUS TOMAS TZAJ JORDAN M UBAUDI UGUR UCAR KARNAM G UDAYAKUMAR BAXTON UDY BURKE N UDY DUSTY UDY JOSHUA J UDY WESLEY D UDY ALEXANDRA UELE
BJ M UELE MONIQUE UELMEN ALLAN W UETTWILLER BRIAN J UFFORD IZUCHUKWU ALBERT UGWU JOSHUA L UHINCK DANIEL J UHING TYLER M UHING ERIC UHRMAN TINA MARIE UJCICH MICHAEL RUN UKLIAN ROBERT UKRAINETZ MESUT ULAS BRETT M ULLOM JAMES RYAN ULLOM
KIMBERLY S ULLOM NADINE ROBENA ULMER ISAIAH JAMES ULRICH NICHOLAS MICHAEL ULRICH ELIJAH B ULSH TIMOTHY J UMBARGER SUSHANT UMESH PANDIT JACOB HAYDEN UNDERWOOD JONATHAN A UNDERWOOD KEVIN J UNDERWOOD MICHAEL A UNDERWOOD RICK L UNDERWOOD JR
ROBERT UNDERWOOD WYATT UNDERWOOD MICHAEL S UNGER RYAN W UNGER DEVON JAMES UNSELD RONNIE KEITH UPCHURCH JR WESLEY KEITH UPCHURCH WADE A UPDIKE ERIC S UPLINGER AMY UPP DANIEL PATRICK UPTON JAMES DAVID UPTON MATTHEW T UPWALL HACI URAS
JOHNNY URBANEK ANTHONY MICHAEL RAY URE MIRA UREKAR JORGE E URENA CARLOS N URIBE DAVID J URIBE OSWALDO URIBE RENE URIBE OSNIMAR CAROLINA URIBE FLORES JUAN PABLO URIBE VELGARA ISAIAH STEPHON URISTA JANETH URRUTIA ALFRED F URSO JR ANGEL G URTEAGA
RAUL G URTIAGA KEVIN USELTON OLEG USENKO TAURIS D USHER HUSEYIN USLU SHANE DAVID USNER NICHOLAS JAY USSERY KONSTANTYN PETROVYCH USTYMENKO D CHAD UTERMARK OB UTLEY IV SAMUEL CODY UTROSKA THOMAS E UTT KARAN UTTAM NAIK TYLER JOHN UTTECHT
ANJANETTE CHAN UY SCOTT M UYEMATSU STEVAN UZELAC VAIBHAV V PAWAR PATRICK BENJAMIN VACCARELLA JULIE RENEE VACLAVIK JACOB RYAN VADEN PHILLIP GREGORY VADEN JAYAPRAKASH VADIVELU CESCA DEL VADNER ROGER BRITT VADNER ANTHONY D VAE JEANETTE M VAGO
SUDHAKAR VAIRAMUTHU ESSAKKIAMMAL VAITHILINGAM LINGARAJA VAITHILINGAM CHRISTOPHER J VALA BERNABE JORGE VALADEZ CAMACHO RENE VALADEZ CAMACHO ANGEL RAUL VALADEZ JARQUIN ABDEL R VALDES RIZZO VLADIMIR VALDES SEGURA JOSE VALDEZ JOSE A VALDEZ
JOSE L VALDEZ JUAN JOSE VALDEZ NICOLE L VALDEZ JOSE ARMANDO VALDÉZ SERGIO RAUL VALDÉZ JUAN MIGUEL VALDEZ CANTABRANA DIEGO VALDEZ DEL RIO SAIN ADALID VALDEZ ZERMEÑO JOSE G VALDIVIA ALFRED D VALENCIA FRANK ANTHONY VALENCIA JORGE JESUS VALENCIA
LUCAS ODILIO VALENCIA MARIO VALENCIA ZOILA TORRES VALENCIA PEDRO VALENCIA AGUAYO CLEMENTE MARIO VALENCIA FLORES LUIS ESTEBAN VALENCIA GONZALEZ JOSE ANTONIO VALENCIA MOTA JORGE VALENCIA MUNGUIA LUIS ANTONIO VALENCIANO TIMOTHY JAMES VALENTI
CARLOS VALENTIN ERIC T VALENTINE JADE C VALENTINE TAY-VEON DAVONTA VALENTINE ARIANNA VALENZUELA GILBERT VALENZUELA HUGO DERRICK VALENZUELA RIGOBERTO VALENZUELA URIEL VALENZUELA LUIS VALERA RACHEL LYNN VALERDI ANTONIO VALERIO MARTINEZ
AYDEN VALKENBURG MICHAEL ARTHUR VALLADARES JULIO CESAR VALLADARES JUAREZ ELISEO VALLE HECTOR CARLOS VALLE JARED J VALLE VICTOR A VALLE BRENDA HIGUERA VALLE ADRIAN VALLEJO EVARISTO VALLEJO HANS JORDAN VALLEJO JORGE L VALLEJO SAMUEL VALLES
JOSE CHRISTIAN VALLIN JOSE GUADALUPE VALLIN SR ALFREDO VERA VALOR ANGELA MARIE VALVERDE HOA VAN VAN KALE VAN ARENTHALS KIMBERLY VAN ARKEL RICHARD BLAKE VAN ATTA MICHAEL JAMES VAN AUKEN JASON VAN BEKKUM LANCE P VAN COURT ALYSSA JUSTINE VAN DELDEN
ANTHONY VAN DER GRAAFF THEODORE F VAN DORN DALE VERN VAN DRIMMELEN JOSHUA K VAN DYKE EVAN MARKUS VAN DYKEN MARK VAN DYKEN BRIAN VAN EGMOND RODNEY D VAN FOSSON ALEXANDRA LEIGH VAN HORN PETER JUSTIN VAN HORN ERICA LOUISE VAN HOVE
MARK D VAN HYFTE SCOTT VAN KOOTEN RICHARD K VAN MORRIS BROCK VAN MOURIK JENNIFER ANNE VAN OOSTING NETHANIEL VAN OOYEN TYLER C VAN SCHOIACK BRIAN VAN TUNEN MEGAN LEIGH VAN VLEET JACK PIETER VAN VLIET TIMOTHY L VAN ZANT DONNIE S VANATTA
MASON VANATTA TODD VANATTA ANTHONY J VANATTENHOVEN LUKE STEVEN VANAUSDALL MARTIN VANBREDERODE BRENDON VANCE KAIDEN RICHARD VANCE QUENTIN LYNN VANCE SHAROD D VANCE STEPHEN R VANCE PHILLIP W VANCINI BLAINE LEWIS VANCLEAVE JASON Z VANCLEAVE
KELLY J VANCLEAVE REESE DALTON VANCLEAVE MICHAEL G VANDEFIFER DEVAN ALAN DAVID VANDEKERKHOVE GLEN VANDEKERKHOVE DUSTIN JACOB VANDEMORTEL APRIL A VANDENBERG LANCE VANDENBERG BRENDA S VANDER POL ANDREW JAYDON VANDERFORD
DENNIS CRAIG VANDERFORD PHILLIP BRADLEY VANDERFORD KIMBERLY GRIFFITH VANDERGRIFF DAVID VANDERKAAY TIMOTHY VANDERKOOY SEAN TYLER VANDERPOOL AMY R VANDERSLICE JAY W VANDERTOLL JR JARETH VANDERWALT BRIAN JOSEPH VANDERZANDEN
ETHAN WILLIAM VANDEVEER JAMES ALLEN VANDEVENDER HUNTER WESLY VANDINE JONATHAN WESLY VANDINE ALYSSA RIANN VANDIVER BENJAMIN MICHAEL VANDIVER BROC KENNETH VANDIVER NICHOLAS JAMES VANDIVER NATHAN A VANDUSSEN DARLA D VANDUYN
GREGORY ALLEN VANDUYN AJ P VANDYKE DAVID VANDYKE LANE KODY VANDYKE MICHAEL K VANDYKE PRESTON MICHAEL VANDYKE SKYLER ELLIOT ALLEN VANDYKE TERRY E VANDYKE BRUCE JAMES VANEARDEN JAKE VANELSWYK JAMES C VANEYK CHARLOTTE NICOLE VANFLETEREN
BUTCH VANG DAG VANG NICHOLAS VANG KISHA A VANHANNEGEYN MARIO D VANHORN SCOTT D VANHYFTE DERRYCK T VANISH DALE A VANKUREN NOAH STEPHEN VANMATRE WILLIAM MARK VANN PAUL J VANNOY TCHANAVIAN YVETTE VANNOY ERIC D VANOSDALL CALEB JAMES VANOVER
JAMES E VANOVER III CODY LEE VANSCOYOC GABRIEL VANSNICK BHARGAVAREDDY VANTARI TRENT C VANTASSELL IRA K VANVALKENBURG TRENT VANVALKENBURG TREVON VANVALKENBURG JAMES W VANVLEET STEVEN J VANVLEET JON REX VANWAGENEN NISHANT VARADACHARI
SURENDARA KUMAR VARATHARAJAN ANTHONY VARDA COLE M VARDAMAN CEDRIC MICHAEL VARELA EZEQUIEL VARELA JOHNNY J VARELA JR ABRAHAM JACOB VARGAS ANTHONY G VARGAS ANTONIO VARGAS ANTONIO VARGAS BRENDA ABIGAIL VARGAS EZEQUIEL VARGAS
FRANCISCO VARGAS GABRIEL VARGAS ILDAURA JANET VARGAS ISAAC VARGAS JESUS VARGAS JORGE VARGAS KASSANDRA MILAGROS VARGAS NATALINE FLOWERS VARGAS PAMELA VARGAS RIGOBERTO VARGAS JR YASMINE GUADALUPE VARGAS VICTOR HUGO OLALDE VARGAS
MOISES E VARGAS BORNACELLY NESTOR VARGAS RAMIREZ EMANUEL VARGAS-SOLIS ADAM VARIO ANTONIO VARIO ERIC VARIO GABRIELA VARISCO DE OLIVEIRA CINDY VARLEY RYAN MICHEAL VARNADORE BRANDON VARNER JAMARLA LATWAN VARNER JAMES CORNELIUS VARNER
MICHAEL WAYNE VARNER YAHAIRA VARSEK SELSIYA VARUDHAN DENNIS VARVEL JR SRETEN VASILJEVIC ALBAR VASQUEZ CARLOS VASQUEZ CECILIO R VASQUEZ DANIEL VASQUEZ JAVIER VASQUEZ JESUS J VASQUEZ JONATHAN P VASQUEZ JOSE BLADIMIR VASQUEZ JOSEPH D VASQUEZ
JUAN Y VASQUEZ JULIE C VASQUEZ PEDRO VASQUEZ RICARDO M VASQUEZ SANTIAGO VASQUEZ KAREN VANESSA VASQUEZ ISLAS JESUS VASQUEZ LARA ALAN EUGENE VASSAR PHILLIP N VASSAR BILL M VAUGHAN II DAVID CHARLES VAUGHAN JERMAINE MARTISE VAUGHAN
JOSEPH AARON VAUGHAN BRANDY VAUGHN BRIAN SCOTT VAUGHN CHRISTOPHER MAC VAUGHN CHRISTOPHER N VAUGHN DALTON VAUGHN JAMES THOMAS VAUGHN JEFFREY VAUGHN JONAH CHANCE VAUGHN JUSTIN VAUGHN KATELYN ROSE VAUGHN KEITH B VAUGHN KENNETH E VAUGHN
NATHAN VAUGHN NATHAN CURTIS VAUGHN NATHANIEL L VAUGHN PATRICK L VAUGHN PAUL EVAN VAUGHN TERRY L VAUGHN TRACY A VAUGHN WILLIAM VAUGHN AARON R VAUGHT CHRISTOPHER M VAUGHT CAMERON LEE VAUX RAIRU VAZ PENNA DELIA GUADALUPE VAZQUEZ
JOHN VAZQUEZ JORGE VAZQUEZ JORGE VAZQUEZ OSCAR VAZQUEZ SALOMON VAZQUEZ HUGO DANIEL RAMIREZ VAZQUEZ VIVIANA JOSELYN VAZQUEZ ACOSTA JOSE ANTONIO VAZQUEZ BRAVO ANGEL VAZQUEZ CRUZ ERWIN VAZQUEZ CUEVA LUIS ANTONIO VAZQUEZ DE LA PAZ
JOSE ALFREDO VAZQUEZ ENCARNACION FRANCISCO JAVIER VAZQUEZ FLORES ELIAS NA VAZQUEZ JUAREZ SR ERICK JACOBS VAZQUEZ JUAREZ JOSE FRANCISCO VAZQUEZ LOPEZ KENNETH VAZQUEZ PACHECO FELIPE VAZQUEZ REA DANIEL VAZQUEZ VALENCIA TYLER KENT VEASIE
COLE JACKSON VEAZEY ALEXANDER THOMAS VEDER MICHAEL J VEECH SIMIYON VEERAIYA JAVIER VEGA JONATHAN VEGA MARICELA VEGA ALVIN VEGA VALENTIN RAMON VEGA-CORONA CODIE DALE VEILLON ANA KAREN VEJAR JOHANNA DENISE NUNEZA VELASCO JORDIN K VELASCO
ALDO CRUZ VELASCO DAVID SAUL CHACHA VELASCO JUSTO RODOLFO VELASCO ALVAREZ MARIO ALBERTO VELASCO RODRIGUEZ CAELYN C VELASQUEZ ELEANE VELASQUEZ EVELIN CAROLINA VELASQUEZ IZAK JUAQUIN VELASQUEZ RUBEN C VELASQUEZ VICTOR VELASQUEZ
ADOLFO N VELAZQUEZ DANIEL CRUZ VELAZQUEZ DANTE VELAZQUEZ LUIS E VELAZQUEZ JORGE ALBERTO VAZQUEZ VELAZQUEZ GERARDO VELAZQUEZ ARAIZA CESAR VELÁZQUEZ ARMENTA ANA MARIA VELAZQUEZ BARAJAS CRUZ VELAZQUEZ LOPEZ ELVIN VELAZQUEZ NAVAS
JIMMY PIERRE VELEZ BRYAN LOUIS VELEZ DAMIANI RAYMOND VELEZ MEDINA MATEO VELEZ RUIZ CHRISTIAN VELIZ BRANDON VELOSO JESUS CRUZ VELOZ DANIEL KENNETH VELTRI BALASUBRAMANIYAM V VELU K M MANIKANDAN VELUSAMY ALEKYA VEMULA ISAAC MATTHEW VENABLE
SEAN RICHARD VENABLE TYLER ANTHONY VENDETTI OSCAR FERNANDO RANGEL VENEGAS ANGEL ARTURO VENEGAS RODRIGUEZ JESSIE T VENEGAZ HEMAREKA VENKATESAN MONISH VENKATESAN VENKADAVAN VENKATESAN VENKATESAN VENKATESAN RAMACHANDRAN VENKATESH KUMAR
KRISTEN LYNN VENTER DENNIS J VENTIMIGLIA MARIA IVELISSE VENTURA PABLO VENTURA FRANCISCO JAVIER VENTURA ARROYO ABEL VENTURA MENDOZA LOGAN ORION VENTURI DAVID CUMPLIDO VERA FERNANDO D VERA CHAVEZ PHILIP J VERBEKE CRAIG W VERBERNE JAY VERBURG
ALEX ENRIQUE VERDE ROBERT S VERDEN GUILLERMO VEREZ SCOTT LEE VERHAEGEN COLE WALKER VERI LANCE A VERICKER JOHN VERMELTFOORT PIERRE PHILLIP VERMETTE JR DAWN CORNELIOUS VERNER JR KATHY VERNON MICHAEL SHANE VERNON AMANDA MARIE VERNOR
MICHAEL A VERON ALVARO JOSE VERZWYVELT CARLOS ULISES VERZWYVELT KURTIS DYLAN VESKRNA DEBRA W VESS BRIAN D VEST CHEYENNE MARIE VEST HUNTER C VESTAL MORGAN G VESTAL TERRYN KIRK VESTER JUAN CARLOS VETTER MARCO ANTONIO VETTER BRANDON VEY
LOGAN VEY TROY HOWARD VIAN EMANUEL VIAU JOSE VIAU MICHAEL VIBERT JACOB LYNN VICARS JONATHAN TYLER VICARS PHILIP LOGAN VICARS JENNIFER SKELTON VICE JOSHUA WARREN VICK BRANDI GAIL VICKERS GREGORY ALLEN VICKERS ANDREW JAMES VICKERY
CHRISTY L VICKNAIR JESUS A VICTORIA RODOLFO A VICTORINO NOAH ALLEN VIDAL HENNADIY VIDIN IGOR VIEIRA RODGER H VIELWEBER AUSTIN MICHAEL VIERGUTZ ROBERT D VIERS GREGORY DANIEL VIGIL MADISON JO VIGIL RUBEN VIGIL BRENDAN S VIGNEAULT JASON S VIGNESS
ROHIT VIJAY ADAM ANKITA VIJAY KAPADI VIKAS VIJAY KULAYE JAYASRI VIJAYABHASKAR GARY VIKER PANDEESHWARAN VIKRAMATHITHAN KEITH D VILDERS LARISSA VILELA COSTA ADRIAN VILLA BRIANNA R VILLA LUIS J VILLA MARIO S VILLA NATALIE LIZETTE VILLA JOSHUA VILLACORTA
JOSE GREGORIO VILLAFANE CARRILLO JESUS ANTONIO VILLAGOMEZ-MARTINEZ ANDRES L VILLALBA GARRETT ANDREW VILLALBA AUGUSTIN C VILLALOBOS JONATHAN VILLALOBOS JULIO VILLALOBOS MARSHALL DAVID VILLALOBOS HECTOR ANDRES VILLELA VILLALOBOS
DAVID VILLALOBOS GALLO VICTOR VILLALPANDO PEDRO ESTEFANO VILLALVA MIRANDA ABEL VILLANUEVA CARLA GISELL VILLANUEVA JULIAN JAVIER VILLANUEVA DENNIS D VILLAREAL EDGAR A VILLARREAL GUSTAVO ENRIQUE VILLARREAL JACOB MICHAEL VILLARREAL JOSE R VILLARREAL
OMAR VILLARREAL RICARDO VILLARREAL U ANTONIO VILLARREAL ISAAC VILLARREAL GARCIA SALVADOR JOSE VILLARREAL GARCIA GERARDO VILLARREAL RUVALCABA JOSE MAURICIO VILLARROEL JULIANNA MARY VILLASENOR RAUL ABEL VILLASENOR MIRANDA RAYANN VILLASOR
JOSEPH ANTHONY VILLEGAS JUAN VILLELA ALVARO VILLELA BELTRAN DAVID CURTIS VILLESCAS XAVIER EMILIO VILLESCAS POTTER VINCE VILLESO DARCY VILLNEFF PRASHANT VINAYAK BAHAL BRANDON VINCENT CHELSEA RAE VINCENT JOHN A VINCENT JUSTIN WAYNE VINCENT
KEVIN W VINCENT KRISTOFER RAYMOND VINCENT STEPHANIE LEA VINCENT SUZANNE M VINCENT TYLER N VINCENT ERNESTO VINCENTE MICHAEL BLANE VINES CHRISTY L VINET-POWERS EDUARDO VINLUAN AJAI VINOD COURTNEY VINSON JERRELL G VINSON DAVID WAYNE VINUP
BRIAN K VINZANT JESSICA VIOLA ARTURO VIRGEN JOSE L VIRGEN MARCO A VIRGEN ROBERTO VIRGEN CHARLES G VIRGIN ALIX DANIELLE VIRGONA KEVIN ADILSON VIRUETE ZUÑIGA SARASWATI VISHNUDAS KOLPUKE SHAM VISHRAM GHADI KARTHIKEYAN VISWANATHAN
ALEC MIGUEL VITAL VALENCIA PRISCILLA VITELA LUCIANO VITELLO DHAVALKUMAR MANJIBHAI VITHANI LUIS VITIER CASAL MAHARAJA VIVEKANANTHAN STEVEN HEYWARD VIVENZIO HUGO VIVEROS RODRIGUEZ KHAC NHO VO KEVIN J VOECKS MARK S VOELKEL DAKOTA M VOGEL
ELIZABETH HOPE VOGEL JUSTIN L VOGEL STEVEN M VOGEL TYRONE J VOGEL SHAMUS VOGELSANG JEFFREY G VOGT JORDAN THOMAS VOGT JOSHUA BONHAM VOGT DEREK A VOIGHT DEREK VOIGHT BRANDON DEAN VOILS ROWDY LEE VOILS CALEB VOIROL MONICA VOISIN
VOLODYMYR VOITSEKHIVSKYI JORDAN LESLIE VOLDEN STEVEN H VOLK ANTHONY M VOLLBRECHT JAY FREDERICK VOLLERS JAMES B VOLMER HARRY L VONDERHAAR STEPHEN J VONDERHEIDE ROBIN L VONDRAK IAN J VONGLAHN DOUG E VONHANDORF JOSEPH THOMAS VOORS
WILLIAM VORDERER MICHAEL VORMAWOR DEANNE L VORNHAGEN NITHIN KUMAR VORUGANTY WESTON P VOS BRADLEY ZANE VOSS DARIN R VOUGH DAVID G VOUGHT RICHARD VOYER JEFF L VOYLES STACY LEE VOYLES NICHOLAS JOE VRABEL MARK J VRBKA ELISANDER VUKAJ
JELENA VUKAS RYAN VULETIC RONALD VUMBACK JR SERHII VYDZHAK DOUGLAS J VYHLIDAL NICHOLAS S WAAK RAY WACHEL ERIC D WACHHOLTZ MARK J WACHHOLTZ TRISTON TROY WACHHOLTZ JASON J WACHTER JEDIDIAH R WACHTER CATHY WADDELL MARCUS ANDREW BOYD WADDELL
TIA LASHEA WADDELL TOM WADDELL CHRISTOPHER JAMES WADDLE GREGORY S WADDLE JACOB TYLER WADDLE JACOB M WADDOUPS ADAM W WADE BLANE LEVI WADE GREGORY EUGENE WADE JOHN D WADE JOHN MICHAEL WADE JORDAN GLEN WADE JOSHUA EARL WADE
MARQUIS DEZJOUN WADE NICKALOUS B WADE NOLAN MICHAEL WADE RYAN MICHAEL WADE THOMAS JAMES WADE WILLIAM JACOB WADE FLORENCE BRITTANY WADFORD JEREMIAH WADKINS MATTHEW J WADLEY ROBERT D WAECHTLER ROBIN BOWMAN WAFF AARON D WAGENER
BRET L WAGGONER COLTON HENRY WAGGONER BRADEN NICKOLAS WAGNER BRADLEY STEPHEN WAGNER BRIAN WAGNER CODY JAMES WAGNER DARRELL WAGNER DAVID J WAGNER JR ELLEN Y WAGNER GRANT MATTHEW WAGNER JADON WILLIAM WAGNER JOHN MARTIN WAGNER
JOHN W WAGNER JOSHUA KEITH WAGNER JOSHUA LEE WAGNER KALE AARON WAGNER KANE WAGNER LEON A WAGNER JR MARY L WAGNER PAUL WAGNER SHAWN WAGNER HALEY NICOLE WAGONER JEFFREY C WAGONER MALEK GARTH WAGSTAFF MICHAEL WAGSTAFF BRITT WAGUESPACK
TYLER A WAGY AARON WAHOBIN ADAM KEITH WAID MACKENZIE WILLIAM WAINSCOTT MATTHEW E WAINSCOTT CHRISTOPHER C WAINWRIGHT BRENDAN CALEB WAISHNORA TRAVIS M WAIT HOWARD FRANCIS WAITE IV JAMES J WAITE CURTIS WAITS VUYANI S WAKABA HIRONOBU WAKANA
ALLEN REGINALD WAKEFIELD CHRISTINA ANN WAKEFIELD LOGAN WAKEFORD JOHN P WALBURG GEORGE PARKER WALDEN KYLE LEE WALDEN MICHAEL PAUL WALDON JAMES R WALDREP JUSTIN ONEAL WALDREP JAIRUS JEROME WALDRIP CRAIG M WALDRON ROBERT J WALDRON
ADAM B WALDROP BRANDON S WALDROP CHRISTOPHER WALDROP CHRISTOPHER E WALDROP JACOB L WALDROP JAMES D WALDROP KIMBERLY OGLE WALDROP NICHOLAS PAYTON WALDROP ADAM W WALKER BAILEY P WALKER BRANDON WALKER BRANDON CHRISTIAN WALKER
BRIANE LEE WALKER BROC A WALKER CHANCE WILEY WALKER CHARNEA L WALKER CHASE M WALKER CHRISTOPHER WALKER CHRISTOPHER DONTRELL WALKER CHRISTOPHER S WALKER CHRISTOPHER TODD WALKER CLAYTON DOUGLAS WALKER DANA M WALKER DARNELL J WALKER
DARRELL L WALKER DARRY A WALKER DEQUINCEY WALKER DYLAN WALKER EDWARD DOUGLAS WALKER GEORGE L WALKER HAYDEN RAY WALKER HUNTER EDWARD WALKER HUNTER MONTANA WALKER JAMES C WALKER JASMINE WALKER JASON WALKER JASON D WALKER
JASON DALE WALKER JASON E WALKER JEFFREY ALLEN WALKER JEREMY WALKER JERROD A WALKER JONAH WALKER JOSEPH MICHAEL WALKER JOSHUA AUSTIN WALKER JUSTIN WALKER KRISTIN R WALKER KYLE C WALKER LUTHER D WALKER MARSHALL H WALKER MATTHEW WALKER
MEAGAN G WALKER MICHAEL D WALKER MICHAEL D WALKER MICKEY C WALKER JR MORIAH CHRISTINE WALKER NATHANIAL S WALKER NORMA NA WALKER PAUL T WALKER PERRY GEORGE WALKER RANDALL M WALKER REX A WALKER RYAN WALKER RYNE JORDAN WALKER
SHAWN P WALKER SUSHMA S WALKER TACOYUS KYRELL WALKER TRAVIS M WALKER TRAVON A WALKER TRENDLE M WALKER TYLER JASON WALKER VIRGINIA GAIL WALKER FREDRICK WALKLEY CHAD M WALKUP HAILEY MARIE WALKUP BRIAN CHARLES WALL JAMIE WALL JOSH WALL
KYLE TREVOR WALL LESTER LEE WALL ADAM WALLACE BRANDON SAMUEL WALLACE BRIAN KEITH WALLACE BRIAN MICHAEL WALLACE BRIAN ASA STEVEN WALLACE CARL L WALLACE CARL RAY WALLACE DANIEL WALLACE DANIEL A W WALLACE DAVID EVAN WALLACE
DOMINIC SKYLER WALLACE DONALD WALLACE DOUGLAS F WALLACE DYLAN KYLE WALLACE JAMES COLE WALLACE JAMES T WALLACE JEFFREY TYLER WALLACE JOHN P WALLACE JONATHAN N WALLACE JOSHUA WALLACE JULIE WALLACE KAREN M WALLACE LEE SEMMES WALLACE
LULA ROCHELLE WALLACE LYNN A WALLACE MARCUS RAY WALLACE MATTHEW WALLACE MICHAEL WALLACE MICHAEL ERIC WALLACE JR MITCHELL JAMES WALLACE STEPHANIE LYNN WALLACE STEPHANIE MICHELLE WALLACE STEVIE M WALLACE JUSTIN DAVID WALLEN DREW WALLER
TIMOTHY MICAH WALLEY FLOYD E WALLING JR RYAN N WALLINGFORD ANDREW BENNETT WALLIS CHRISTOPHER MARK WALLIS COLE ALLYNN WALLIS KENDALL LYNN WALLIS JACOB CODY WALLS PAUL WALLS RUSSELL W WALLS SETH WALLS CORBIN J WALNOFER LUKE SAMUEL WALNOFER
JAMES WALP MICHAEL S WALQUIST BRAD WALSH JAMES MATTHEW WALSH JR JEFFERY WALSH JOSEPH MICHAEL WALSH LONNIE PERRY WALSTON WESLEY J WALSTON BENJAMIN WADE WALTER BRADLEY AARON WALTER DOUGLAS A WALTER JEFFREY MICHAEL WALTER JERROD WALTER
JODIE LAWRENCE WALTER ZACKERY EDWARD WALTER BRENT M WALTERS CASEY JOE WALTERS DEREK WALTERS JOHN L WALTERS JOSHUA M WALTERS LANE PRESTON WALTERS REXFORD ALAN WALTERS RUSH EDWIN WALTERS RUSSELL L WALTERS RYAN LEE WALTERS TERRENCE L WALTERS
THOMAS M WALTERS ERIC JAMES WALTON JAMES H WALTON JR JON DAVID WALTON JUSTIN RAY WALTON ROGER J WALTON WILLIAM WALTRIP JASON J WAMPLER LOGAN RICHARD WANACK CHENG YUAN WANG DENNIS WANG JIAN WANG JIAYU WANG YANWEN WANG ZEYU NA WANG
ZHENG WANG STEPHANIE LYNN WANN JAKE WANNER MICHAEL WANNINGER ROBERT WANNINGER SCOT WANSER TRAVIS A WANSTRATH WILLIAM J WARBACH TONY RICHARD WARBURTON JASON WARBY ALAN W WARD ALVONTE JONQUELL WARD BRIAN A WARD BRYAN ASHLEY WARD
CHAD J WARD CHRISTOPHER L WARD DANIEL J WARD HAGGON WARD JAMES MICHAEL WARD JAMES RUSSELL WARD JASKA L WARD JASON DAUGHTRY WARD JEFFREY CHARLES WARD JOHN AUSTIN WARD JOSHUA WARD JULIAN FAHALI WARD JUSTIN C WARD JUSTIN L WARD
KARLI DENISE WARD KEITH LEBRON WARD KEVIN PETE WARD LARRY WARD LELAND A WARD LUENDA WARD MATTHEW DOUGLAS WARD MICHAEL BRANDON WARD MICHAEL D WARD MICHAEL R WARD NATHAN S WARD NICHOLAS B WARD ROBERT CRAIG WARD ROBERT JAMAL WARD
RONDIE JAMES WARD II SHAWNA L WARD TAYLOR P WARD THOMAS E WARD TYLER WAYNE WARD WILLIAM L WARD II WILLIAM TYLER WARD ZACHARY WARD ZACHARY M WARD BRADLEY R WARDLE ANDREW E WARE BRENT L WARE CALVIN L WARE JAMES MATTHEW WARE
LEONARD L WARE II ROBERT KYLE WARE JACQUELINE KAY WARFIELD ANDREW J WARGO TYLER QUINN WARHURST JOHN H WARING TANYA WARMAN CHASE RYAN WARNEKE JUSTIN M WARNEKE LISA L WARNEKE CALEB DUANE WARNER CAROLINE WARNER CLINTON MATTHEW WARNER
DOUGLAS G WARNER JASON WARNER JASON MICHAEL WARNER JEFFREY ALLEN WARNER JEROME J WARNER JOHN MAXWELL WARNER III JONATHAN DEAN WARNER ROGER L WARNER SAMANTHA EARLEENE WARNER SETH ELI WARNER TODD A WARNER WENDELL T WARNER
CORBIN H WARNKE ERIC T WARNOCK JOCELYN HENSON WARNOCK ADAM R WARREN BRANDON MICHAEL WARREN BRENT P WARREN CLAYTON WARREN CODY WAYNE WARREN DUSTIN ZANE WARREN ERIC CARL WARREN FORREST K WARREN JEROMY PATRICK WARREN
JORDAN CHRISTINA WARREN MICHAEL PAUL WARREN MITCHELL LENN WARREN JR RANDALL WARREN RICHARD L WARREN JR RYAN WARREN SHELDON J WARREN TAMMI WARREN TONY TERRELL WARREN VINCENT ERIC WARREN WILLIAM PAUL WARREN GEORGE M WARRENFELLS JR
PAIGE STARNES WARREN-LONG AARON K WARRICK DILLON WAYNE WARRICK DONALD BRUCE WARRICK DUANE WARRICK GREGORY ALLEN WARRICK JR TAMMY J WARRIOR TIMOTHY WARSTLER DARREN WASACASE DORIAN WASACASE MARISSA WASCHOW BRAD WASHBROOK
MARK H WASHER ALBERT J WASHINGTON ANGELIOS M WASHINGTON DARREL EMANUEL WASHINGTON ERICKA WASHINGTON GERALD DEWAYNE LONG WASHINGTON HERMAN LEE WASHINGTON ROBERT J WASHINGTON RODNEY WASHINGTON TANIKA S WASHINGTON TARVARIS E WASHINGTON
THOMAS WASHINGTON BRANDON WASSLEN TOBY J WASSON CRAIG M WASTELL TARIKH SHAHEEN WASULU-BEY BOGUSLAWA WASZKIEL EVAN M WATERLOO CHAUNCEY ELI WATERS CODY BLAKE WATERS CRAIG WATERS DANNY ONEAL WATERS III KENNETH WATERS MANDY YVONNE WATERS
MARCENA WATERS ANTHONY W WATFORD ASHLEY NICOLE WATFORD ASHTON EUGENE WATFORD III GREGGORY A WATFORD JR JOSEPH G WATFORD LANCE R WATFORD ROBERT A WATFORD ROBERT C WATFORD III TYLER RUSSELL WATFORD ANDREW JAMES WATHEN DYLAN R WATHEN
ZACHARY T WATHEN AARON D WATKINS ADAM T WATKINS ALBERT T WATKINS ASHLEY LAUREN WATKINS BARRY A WATKINS BENJAMIN T WATKINS BRANDON M WATKINS CHRISTOPHER L WATKINS CHRISTOPHER R WATKINS DANIEL JOSEPH WATKINS DENNIS BRIAN WATKINS
DONALD LEONARD WATKINS ERIC SHEQUILLA WATKINS GRETCHEN LEE WATKINS HARLEY ROSE WATKINS JASON WILLIAM WATKINS JOHNATHAN TOBIAS WATKINS JONATHAN PAUL WATKINS JOSHUA GLENN WATKINS MICHAEL WATKINS NICHOLAS JAMES WATKINS II
STEPHANIE THOMAS WATKINS THOMAS CORY WATKINS THOMAS F WATKINS TYLER S WATKINS WILLIAM JOSEPH WATKINS WILLIAM M WATKINS ALICIA SHANTA WATKINS COLEMAN MICHAEL B WATROUS ANDY WATSON BERNARD L WATSON BRADLEY S WATSON BRANDON KEITH WATSON
CHAD WATSON CHRISTOPHER J WATSON CLAUDE C WATSON JR DARRIN R WATSON DAVID B WATSON DEANN WATSON DORA LYONS WATSON GERALD WALTER WATSON III HUGH CRAWFORD WATSON JAMES B WATSON JENNIFER L WATSON JEREMY W WATSON JOHN WATSON
JORDAN WATSON JUSTIN RAYWARD WATSON KEITH S WATSON KENNETH WATSON LAMAR R WATSON LARRY L WATSON MARK WATSON MARTIN G WATSON MICHAEL J WATSON PAMELA G WATSON RAEGAN MILLER WATSON ROBERT K WATSON RONALD FREDERICK WATSON
RUSSELL E WATSON SETH WATSON TALMAGE LOYD WATSON III THOMAS EL WATSON TRACY D WATSON TRISTAN KYLE WATSON XAVIER JAQUEZ WATSON MARTAYA SHYANN WATSON-HUTTON CADEN JOSEPH WATSON-MCGUFFOG DONALD WATT HASAN MOHAMMED WATTAR

CLAYTON ALBERT WATTERS DUSTIN T WATTERSON WILLIAM WATTERSON DARRIELLE WATTIE CHAD J WATTS CHRISTOPHER LEE WATTS JAMES WATTS KALVIN EUGENE WATTS ROBERT WAUDBY JR JEFF HOWARD WAUGH MICHAEL WILLIAM WAUGHEN STEPHEN M WAY KEVIN C WAYE JR
TODD WAYMAN DARRELL EDWARD WEASE JR JONATHAN W WEATHERBY CHRISTOPHER M WEATHERFORD DAVID A WEATHERFORD FRANK T WEATHERFORD HARRIETT M WEATHERFORD JACOB WEATHERFORD JAMES ALLEN WEATHERFORD JOSEPH E WEATHERFORD NELSON B WEATHERFORD
NORMAN S WEATHERFORD REGISTER L WEATHERFORD TYLER EUGENE WEATHERFORD LUCAS J WEATHERHEAD CALEB AARON WEATHERS CURTIS WEATHERS MARK O WEATHERS ANDREW L WEATHERSPOON GARRETT BLAKE WITT WEATHERWAX JOHN C WEATHERWAX BRETT D WEAVER
BRIAN J WEAVER DANIEL AUSTIN WEAVER DENNIS L WEAVER II DONALD A WEAVER FRANKLIN S WEAVER GARY DEAN WEAVER JR JACOB L WEAVER JASON D WEAVER JOHN T WEAVER JOSEPH M WEAVER JOSEPH T WEAVER MATTHEW D WEAVER MICHAEL EDGAR WEAVER MICHAEL P WEAVER
RICHARD J WEAVER SHAY C WEAVER STEVEN ERIC WEAVER AUSTIN TYLER WEBB BRIAN W WEBB BRYAN D WEBB CHRISTOPHER WEBB CIARAN H WEBB CODY WEBB DAVID LYNN WEBB EMILY SADIE WEBB HARLEY L WEBB JASON WEBB JASON RAY WEBB KATIE DAWN WEBB
KYLE SNELL WEBB MARCELLUS WEBB MARK V WEBB MICHAEL C WEBB MICHAEL ISAIAH WEBB MICHAEL S WEBB MICHELLE WEBB RICHARD E WEBB SCOTT A WEBB SUSAN ELLEN WEBB TIFFANIE LEE WEBB WILLIAM EDMUND WEBB III THOMAS KRISTIAN WEBB SANCHEZ HARRY A WEBBER
MICHAEL E WEBBER BRIAN R WEBER JAYDN M WEBER MATTHEW WEBER MELANIE HENDRICKS WEBER ROBERT WEBER ROBERT A WEBER TODD J WEBER TY JACOB WEBER TYLER JOSEPH WEBER AARON SHANNON WEBSTER ANDREW LEON WEBSTER BRADLEY WEBSTER
BRANDON T WEBSTER BRIAN CHAD WEBSTER CHERYL RENEE WEBSTER DANIEL P WEBSTER DEVIN WEBSTER HEATHER GWEN WEBSTER HENRY JACOB WEBSTER JOSHUA LEE WEBSTER MORGAN WEBSTER PHILIP WEBSTER RODNEY D WEBSTER RONALD CURTIS WEBSTER
TARYN PATRICK WEBSTER TYLER DEAN WEBSTER WILLIAM WEBSTER JESSE W WECKBACH TIMOTHY WECKWERTH DAVID WEDDLE DAVID W WEDDLE EMILY S WEDDLE RONALD L WEED LORRIE LYNN WEEDON MICHELLE WEEKES CAMERON CHRISTOPHER WEEKS CHARLES ANDREW WEEKS
DUSTIN L WEEKS GAGE MICHAEL WEEKS TYLER WEEKS CRAIG R WEERTS RICHARD V WEERTS DANIEL P WEESE II RYAN M WEETS NATHAN WEGENER PRESTON LEVI WEGER JOSHUA R WEGMAN DAVID A WEHMEIR JOHN P WEHNER TIMOTHY RAY WEHRLE BRAYLON LEE WEHRMANN
DAN P WEHRMANN DRU A WEHRS TYLER T WEHRS JORDAN TAYLOR WEIDENHAMER CHRISTOPHER D WEIDNER MICHAEL R WEIDNER ROSS MICHAEL WEIDNER SHANE GERARD WEIDNER TANNER J WEIDNER STEVEN MICHAEL WEIGAND JOSEPH WEIGEL THOMAS A WEILER KELLY A WEIMAN
JAY B WEIN AUBREY ALEXANDER WEIR STEPHEN C WEIR GARETT WEIS KARL WEISBRODT DAVID WEISBROT BRANDON M WEISEL FARON WEISGERBER KELI WEISGERBER TODD WEISHAUPT JEREMY WAYNE WEISINGER HEATHER WEISS MAKAYLA MARIE WEISS MATTHEW J WEISS
ERIC L WEITZ JEFFERY WEITZ DEWITT TALMADGE WELBORN IV BRADY DALE WELCH DUSTIN N WELCH EMILY M WELCH ERNEST JAY WELCH FREEMAN WELCH JACKSON COLLIN WELCH JAMES W WELCH JASON EDWARD WELCH KARTER JAMES WELCH LOVONDA A WELCH
MARION ANDREW WELCH II MATTHEW WELCH PAUL WELCH JR ROBERT W WELCH STACY K WELCH TOMMY LEGRAND WELCH DENNIS J WELDEN JARED HEATH WELDEN JEROME ARLAND WELDEN JAMES E WELKER ADAM SHANE WELLARD SYDNEY MORGAN WELLARD AMANDA H WELLER
BRIAN MICHAEL WELLER LUCILLE BISHOP WELLER RICKY S WELLER SABRINA M WELLINGTON TARA NICOLE WELLIVER PATRICK DANIEL WELLMAN AUSTIN BLAINE WELLS AUSTIN LEE WELLS CARL E WELLS JR CHARLES JUSTIN WELLS CHRISTOPHER LEE WELLS JR CODY M WELLS
DUSTIN B WELLS ETHAN LESHAWN WELLS JACOB WELLS JAMES WELLS JAMES JULIAN WELLS JASON L WELLS JIMANTI D WELLS JOEL LANE WELLS JOHN GEORGE WELLS KELLEN D WELLS LANCE WELLS ODELL LATRELL WELLS PHILIP MASON WELLS RANDELL MORRIS WELLS
SHARRON K WELLS TERRY WELLS TIMOTHY WAYNE WELLS TERRANCE JAMES WELLS-HALL TAMARA L WELSH COLIN JAMES WELSHYMER TIMOTHY ALLEN WELTER MICHAEL MATTHEW WELTON DERRICK WELTZ CHRISTOPHER P WELTZER JACOB A WEMHOFF RONALD T WEMHOFF
TYLER WILLIAM WENCE TYLER JACOB WENDEL TYTAN WENDEL GEORGE G WENDLING SU-MING WENG DESTINEE NICOLE WENNINGHAM WILL W WENNINGHAM JOHN GEORGE WENT DONALD G WENTELER JANE E WENTLING ERIC ALLEN WENTWORTH CHRISTOPHER A WENTZ
BRADLEY E WENZEL CHRISTINA M WENZEL MATTHEW S WENZEL JOSHUA LEE WENZELMAN BENJAMIN WENZEL-SIEBERS LARRY L WENZL MARY S WERBLO DAVID G WERKMEISTER EDMUND ROBERT WERLING DUSTIN R WERNER HARRY C WERNER JACE MICHAEL WERNER JEREMY J WERNER
MATTHEW D WERNER JEFFREY W WERNERT BLAKE M WERNING NICHOLAS WERR BRIAN JAMES WERT BROCKTON WERT JOSH A WERTMAN CHESTER WERTZ IAN MATHEW WERYS DEVIN BLAKE WESCOTT TIMOTHY J WESCOTT MICHAEL DOMINICK WESELOH THOMAS L WESLEY
WILLIAM S WESLEY JR JOSEPH D WESNESKI NICKOLAS J WESNESKI KYLE VINCENT WESSEL KYLE A WESSINGER ADMAN WEST III ANTHONY RAYE WEST AUSTIN ALLEN WEST BRETT WEST CHRISTIAN MICHAEL WEST DALTON O WEST DAN WEST GARRETT PARKER WEST JAMES WEST JR
JAMES NICHOLAS WEST JAMEY D WEST JILL F WEST KEAGAN LANE WEST KEIJUAN EDWIN WEST JR LENNOX C WEST MARCO A WEST MARK WEST MICHAEL J WEST NATHAN PATRICK WEST PETER C WEST RHYAN CORD WEST TRAVIS WEST TREY GRAYSON WEST WILLIAM A WEST
RUSSELL D WESTALL DAVID WAYNE WESTBROOK JAXON KYLER WESTBROOK JOHN MATTHEW WESTBROOK CYNTHIA WESTENFELDT EARL FRANK WESTERFIELD JEFFREY WESTERGARD AUSTIN REED WESTFALL ROBERT WESTFALL GABRIELLE J WESTLAND KEN M WESTMORELAND
ASHLEY A WESTMORLAN BRETT W WESTMORLAN CLAUDETTE J WESTMORLAN JUSTYN LEE WESTMORLAN WESLEY STEVEN WESTMORLAN EDDIE R WESTON III TROY EDWARD WESTON BAILEY E WESTRICK TYLER A WESTRICK BRADLEY D WETHINGTON JOSEPH LAWRENCE WETHINGTON
CORDELL J WEYBRIGHT LOGAN WILLIAM-BAKER WEYRICK BRIAN G WHALEN COREY CHRISTOPHER WHALEN JEFFREY A WHALEN MAURICE A WHALEN SR THOMAS P WHALEN TIMOTHY WHALEN BILLY LEE WHALEY NICHELLE FRANCES WHARTON JAMES E WHATLEY BRANDON E WHEAT
JUSTIN BRADLEY WHEAT CHRISTOPHER J WHEATLEY LOGAN WHEATLEY MELISSA CONWAY WHEATLEY ADAM J WHEELER ANTHONY A WHEELER AUSTIN COLE WHEELER BRIAN J WHEELER BRUCE D WHEELER JR BURLIN JOSEPH WHEELER III CORY WHEELER DARRELL E WHEELER
DAVID FRANK WHEELER DAWSON WALKER WHEELER FAYEMARIE L WHEELER JAY E WHEELER JOSEPH WHEELER KIMM ELAINE WHEELER MATTHEW CHRISTOPHER WHEELER NATHAN COLE WHEELER NATHANIEL ISAIAH WHEELER NICHOLAS T WHEELER WILLIAM EDWARD WHEELER JR
WILLIAM W WHEELER JOSEPH KYLE WHELAN SAMUEL E WHELAN TONI COLLEEN WHELAN BURNETTE R WHETSTONE JEFFERY B WHETZEL DAVID WHICHARD DAWN MARIE WHIPPLE WILLIAM RUSSELL WHIPPLE JR MICHAEL G WHISLER KAITLIN WHISTON CALVIN CASSAVETTE WHITAKER
ETHAN CALEB WINTON WHITAKER GAVIN KENKAID WHITAKER JACOB SPENCER WHITAKER JEFF B WHITAKER JOHN WHITAKER NATHAN R WHITAKER VINCENT WHITAKER BRANDON WILLIAM WHITBREAD ZACKARY BRYAN WHITCOMB ADAM MICHAEL WHITE ALEC WHITE
ANDREW W WHITE ANDY GENE WHITE ANSLEUM JEROME WHITE ANTHONY J WHITE ANTHONY L WHITE ASHTON NICOLE WHITE AUSTIN LEE WHITE BENJAMIN WHITE BRADLEY WHITE BRADY LEE WHITE BRANNON PRENTEZ WHITE BRIDGET JEANNETTE WHITE BRYAN CHRISTOPHER WHITE
BRYAN D WHITE BUCK WHITE CAINE WHITE CAMERON WHITE CHANCEY NELSON WHITE CHARLES LAMAR WHITE CHRISTOPHER WILLIAM WHITE CLARENCE TIMOTHY WHITE CLIFFORD WHITE CODY DALE WHITE CODY JAMES WHITE COURTNEY LANE WHITE DANIEL E WHITE DANIEL E WHITE
DAVID WHITE DAVID WHITE DAYTON LUCAS WHITE DEAN WHITE DERECK L WHITE DERIK E WHITE DERYCK WHITE DURAND L WHITE EMELIA M WHITE FRANK LEWIS WHITE JR GARVIN W WHITE GARY A WHITE JABARI DELANY WHITE JAMES B WHITE JAMES K WHITE JASON WHITE
JASON M WHITE JASON THEODORE WHITE II JASON WAYNE WHITE JAY WHITE JAYDEN WHITE JEFFERY L WHITE JEFFREY R WHITE JEREMY WHITE JOHN ANDREW WHITE JOHN C WHITE JOHN IRBY WHITE JOHNATHAN TYLER WHITE JOHNNY LYNN WHITE JONATHAN WHITE JOSEPH WHITE
JOSEPH AARON WHITE JOSHUA WHITE JOSHUA MICHAEL WHITE JULIA LYANN WHITE JUSTIN A WHITE JUSTIN TUBIRAS WHITE KAYSON MALIK WHITE KEATON WHITE KOLTON TYRONE WHITE LANE WHITE LARRY JOHN WHITE MIA WHITE MICHAEL WHITE MICHAEL WHITE
MICHAEL ANDREW WHITE MONICA J WHITE MORGAN WHITE MORGAN WHITE NATHANIEL DAVID WHITE NICKLAUS D WHITE NOAH WAID WHITE PHILIP ANDREW WHITE PHILLIP D WHITE RICHARD A WHITE RICHARD DON WHITE ROBERT WHITE JR ROBIN WHITE ROLANDO I WHITE
RUTH M WHITE RYAN WHITE SCOTT WALTON WHITE SEAN C WHITE SHANE LESLIE WHITE STACY E WHITE TERRY WHITE THOMAS E WHITE THOMAS S WHITE TIMOTHY MICHAEL WHITE TRACY ALAN WHITE TYLER E WHITE VERNON L WHITE III WESSLEY GARRETT WHITE WILLIAM ANDREW WHITE
WILLIAM JACOB WHITE WINFRED WHITE COLE MASON WHITEBREAD KENDRIK WHITED REX WHITED ROBERT J WHITED CORY WHITEFISH ROBERT J WHITEGON AARON WHITEHEAD ADRIAN B WHITEHEAD CAL L WHITEHEAD JOSEPH A WHITEHEAD ROBERT M WHITEHEAD
WILLIAM DEAN WHITEHURST JANELLE ANNA WHITEMAN JEFFREY T WHITEMAN KEGAN RUCKER WHITESIDE AARON WHITEWAY BENJAMIN LEE WHITFIELD TAVANTE JUANYA MALIK CAPRICE WHITFIELD BRANDON JEFFERSON WHITFILL CHELSIE NICOLE WHITHILL KURT ALEXANDER WHITFORD
CHRISTOPHER WHITING JAYSON A WHITLATCH JASON JAMES WHITLEY LOUIS MITCHELL WHITLEY JR RICHARD A WHITLEY ROBERT ADRIAN WHITLEY JAMES P WHITLINGER KATHY WHITMAN REBECCA L WHITMAN ANDREW WHITMER CHATLAND B WHITMORE JEREMY R WHITMORE
ALYSSA LEA WHITNEY JOSHUA WHITNEY MARY K WHITNEY RHETT THOMAS WHITNEY TIMOTHY LUCAS WHITNEY DEREK WHITSON JEREMY S WHITSON JUSTIN LEE WHITSON COLIN CHRISTOPHER WHITT MACKENZIE DALE WHITT TAMARA MARGUERITE WHITT JAMES RANDALL WHITTAKER
DOROTHY L WHITTEN JOHN DAVID WHITTEN LIBBY NICOLE WHITTEN TYRONE J WHITTEN JOEL BERNARD WHITTICK BRAEDAN WHITTINGHAM PHILLIP SCOTT WHITTINGHILL JACOB B WHITTINGTON MICHAEL L WHITTLE TIMOTHY L WHITTON PRESTON EUGENE WHITWORTH HUNTER A WHORTON
NICHOLAS RYAN WIBLE JACOB MARSHALL WIBLIN DONALD WICK AUSTIN TODD WICKER BRONSON MILES WICKER DEVIN WICKER DOUGLAS JARRED CHASE WICKER JACKSON THOMAS WICKER JAMES WICKER JASON THOMAS WICKER JUSTIN RODDEY WICKER SCOTT WICKER
TANNER DWAYNE WICKER ZACHARY WICKER CODY A WICKERHAM MEGAN WICKES FARON L WICKETT COLBY WIDDISON LORIN A WIDDISON JASON SCOTT WIDEMAN BRUCE A WIDNER LOGAN JACOB WIDNER BRADLEY M WIEBE KAREN WIEBE MICHAEL P WIEBELHAUS TODD WIECHMAN
ANDREW D WIEDEMAN SHAWN R WIEDEMAN MACKENZIE CAMILLE WIEGAND CAL MATTHEW WIEGERT MATTHEW MAXWELL WIELER SHAWN WIERER LISA WIERMAN COLIN KENT WIERSEMA CHAD DAVID WIERZBICKI MATEUSZ WIERZBICKI ALLISON R WIESER GERALD J WIESER
MITCHELL J WIESER RYAN DOUGLAS WIESMAN CURTIS A WIETFELDT BILLY WIGFALL CAROLYN D WIGGEN-MCCOY BRYAN WIGGINS JILL A WIGGINS LONNIE M WIGGINS MARY K WIGGINS RANDALL WIGGINS RESHUN NICOLE WIGGINS CHARLES W WIGHT MARK R WIGINGTON
JOSEPH DYLAN WIGLESWORTH BRANDON WIKOFF BRADY WIKSTROM JOSHUA DEAN WILBANKS TRENTON WILBANKS WILLIAM LESLIE WILBORN JEFFREY A WILBUR SCOTT WILBUR EDWARD WILCHER TERRENCE WILCHIE ADAM WILCOX JUSTIN M WILCOX LUKE A WILCOX M DREW WILCOX
REX D WILCOXSON WILLIAM WILCZEK JR DANIEL WILD CALEB WILDER FELIX S WILDER JAMES F WILDER MICHAEL K WILDER NICOLSON GARDNER WILDER ERNIE D ANGELO WILDS KYLE DUSTIN WILDS ALAINA MARIE WILEY DONALD E WILEY DONTAVIS DONTE WILEY GREGORY M WILEY
JAMES E WILEY JAMES G WILEY JOSHUA PATRICK WILEY MARLENE L WILEY MARLON TYRELL WILEY NATHANIEL CADE WILEY HUNTER CHRISTOPHER WILGANOWSKI TIM SHAWN WILGANOWSKI AMANDA WILHELM CHRISTOPHER RONALD WILHELM NICOLE WILHELM THOMAS CHARLES WILHELM
DOUGLAS WILHITE SHAWN J WILHOITE CHAD A WILKE ADAM LEE WILKERSON ANDREW WILKERSON BRYCE ALLAN WILKERSON GRANT MICHAEL WILKERSON JASON W WILKERSON JEFFREY T WILKERSON JEREMY C WILKERSON KEVIN ROBERT WILKERSON MICHAEL WILKERSON
RONNIE LEON WILKERSON RYAN E WILKERSON TIMOTHY HUNTER WILKERSON CHAD E WILKES CHRISTINA WARD WILKES JESSIE JENNINGS WILKES ROBERT C WILKES ADAM C WILKINS ANGELA M WILKINS CHRISTOPHER S WILKINS MAYSIE D WILKINS VAYDA M WILKINS
ALICE RUTH WILKINSON CAMERON D WILKINSON CHRISTIAN WILKINSON DARRELL WILKINSON EVAN CHRISTIAN WILKINSON JOHN C WILKINSON JUSTIN D WILKINSON MICHAEL WILKINSON SAMUEL WILKINSON IV SCOTT R WILKINSON TANNER KIETH WILKINSON ANTHONY WILKS
LANDON ANTHONY WILKS DESMOND WILKUM DONALD WILKUM CHRISTOPHER K WILL ALAN WILLARD KENNETH S WILLARD CRAIG M WILLCOX LOGAN WILLER CHEYENNE AUTUMN LYNN WILLFOND ALLISON J WILLHOITE CHRISTOPHER J WILLHOITE MATHEW LUKE SARALU WILLIAM
AARON D WILLIAMS AARON M WILLIAMS ADAM WADE WILLIAMS ALBERT WILLIAMS ALFRED ALLEN WILLIAMS ALLEN RAY WILLIAMS ANDREW ELLIS WILLIAMS ANTAWANE VERSEL WILLIAMS JR ANTHONY C WILLIAMS ASTLEY LINTON WILLIAMS III BARRY R WILLIAMS BENJAMIN T WILLIAMS
BENNY DALE WILLIAMS JR BERNARD J WILLIAMS BILLY R WILLIAMS BILLY JACK CARLTON WILLIAMS BLAKE A WILLIAMS BRANDON WILLIAMS BRANDON M WILLIAMS BRANDON MICHAEL WILLIAMS BRANDON MICHAEL WILLIAMS BRENT A WILLIAMS BRIAN K WILLIAMS
BRITTAN CHARLES WILLIAMS BRITTANY RENEA WILLIAMS BROCK WILLIAMS BRYANT SETH WILLIAMS BUDDY ELVIN WILLIAMS CAMERON WILLIAMS CASEY O WILLIAMS CHAD R WILLIAMS CHADWICK WILLIAMS CHARLES J WILLIAMS CHASE M WILLIAMS CHELSEA LEE WILLIAMS
CHER WILLIAMS CHERYL WARREN WILLIAMS CHRISTIAN WILLIAMS CHRISTOPHER WILLIAMS CHRISTOPHER B WILLIAMS CHRISTOPHER J WILLIAMS CHRISTOPHER SCOTT WILLIAMS CHRISTOPHER W WILLIAMS CLARENCE L WILLIAMS CLIFTON B WILLIAMS
CODY WILLIAMS COREY ANTWAN WILLIAMS COREY BENJAMIN WILLIAMS CORY MICHEAL WILLIAMS CORY NA WILLIAMS CURTIS WILLIAMS DAKOTA T WILLIAMS DAN P WILLIAMS DANIEL J WILLIAMS DANIEL J WILLIAMS JR DANIEL L WILLIAMS DANIEL LEE WILLIAMS DANIEL LYNN WILLIAMS
DAQUAN KENYE WILLIAMS DAVID JOSEPH WILLIAMS DEON T WILLIAMS DOMINIC RAIMONE WILLIAMS DOUGLAS WILLIAMS DUSTIN JERMAINE WILLIAMS EDWIN RAY WILLIAMS ERIC WILLIAMS ERIC D WILLIAMS ERNEST SHANE WILLIAMS ETHAN BRENT WILLIAMS EZRA JAMAL WILLIAMS
FEARON P WILLIAMS GARRETT BLAKE WILLIAMS GARY MCCOY WILLIAMS GREGORY WILLIAMS HADEN WILLIAMS HARVEY W WILLIAMS HAYDEN COLIN WILLIAMS HOSEA WILLIAMS HUNTER BRYCE WILLIAMS HUNTER C WILLIAMS IAN XAVIER WILLIAMS ISAAC E WILLIAMS JABEZ D WILLIAMS
JACK H WILLIAMS JR JACOB ALLEN WILLIAMS JACOB T WILLIAMS JAKAVEIN ALEXANDER WILLIAMS JAMES A WILLIAMS JAMES MARVIN WILLIAMS JAMES MICHAEL WILLIAMS JASON WILLIAMS JASON WILLIAMS JASON ANTONIO WILLIAMS JASON CHRISTOPHER WILLIAMS
JASON SCOTT WILLIAMS JENNIFER THOMAS WILLIAMS JESSE MONROE WILLIAMS JR JESSICA WILLIAMS JOE W WILLIAMS JR JOEY B WILLIAMS JOHN CHRIS WILLIAMS JOHN DAVID WILLIAMS JOHN DELBERT WILLIAMS III JOHN L WILLIAMS JOHNNY CHARLES WILLIAMS JR
JON DOUGLAS WILLIAMS JONATHAN RAYNARD WILLIAMS JORGE T WILLIAMS JOSIAH M WILLIAMS JOVAN ALEXIACE WILLIAMS KARL RASHAD WILLIAMS KEITH WILLIAMS KEITH P WILLIAMS KERRY ANDREW WILLIAMS KEVIN G WILLIAMS KEVIN NA WILLIAMS KIRK L WILLIAMS
KYLE DAVID WILLIAMS LADAVION DA SHAUN WILLIAMS LLOYD DALE WILLIAMS III LORI L WILLIAMS LORIE M WILLIAMS LOUIS WILLIAMS LUCAS WILLIAMS MACKENZIE S WILLIAMS MALCOLM EUGENE WILLIAMS MARC ALAN WILLIAMS MARCELLA L WILLIAMS MARK AUSTIN WILLIAMS
MARK ERIC WILLIAMS MARK P WILLIAMS MARKUS A WILLIAMS MARSHALL L WILLIAMS MARY K WILLIAMS MATTHEW A WILLIAMS MATTHEW BLAKE WILLIAMS MATTHEW CORNEL WILLIAMS MATTHEW D WILLIAMS MATTHEW H WILLIAMS MICHAEL D WILLIAMS MILTON L WILLIAMS
MONTANA LEE WILLIAMS NICHOLAS C WILLIAMS NICHOLAS DANIEL WILLIAMS NIKY W WILLIAMS PATRICK DEAN WILLIAMS PETER WILLIAMS PETER WILLIAMS PETER M WILLIAMS PHILLIP EDWARD WILLIAMS III PRESTON TAYLOR WILLIAMS RAFEAL D WILLIAMS RANDY M WILLIAMS
REGINALD R WILLIAMS RHONDA SMITH WILLIAMS RICHARD MARK WILLIAMS ROCKY DAVID WILLIAMS RONALD BRENT WILLIAMS RYAN ISAIAH WILLIAMS SAMUEL WILLIAMS SAMUEL A WILLIAMS SEAN D WILLIAMS SHAWN D WILLIAMS SIE ALAN WILLIAMS SKIPPER R WILLIAMS
SONIA J WILLIAMS STEPHANIE L WILLIAMS TERRANCE WILLIAMS TERRANCE LEE WILLIAMS THOMAS WILLIAMS THOMAS ALBERT WILLIAMS THOMAS C WILLIAMS TODD WILLIAMS TOMEKA L WILLIAMS TONY DEWAYNE WILLIAMS TRAVIS J WILLIAMS TREY A WILLIAMS TYLER CHASE WILLIAMS
TYLER ISAAC WILLIAMS WESTON D WILLIAMS WHITNEY SHEA WILLIAMS WILLIE K WILLIAMS JR WYATT RAY WILLIAMS ZACHARY DANIEL WILLIAMS ZACHARY R WILLIAMS LUIS WILLIAMS GUEVARA ALAN THOMAS WILLIAMSON BRYAN T WILLIAMSON CHRISTINA L WILLIAMSON
CODY L WILLIAMSON SR GARY L WILLIAMSON GAVIN KALE WILLIAMSON GREGORY WILLIAMSON JOHN A WILLIAMSON JR JOSHUA MARK WILLIAMSON KRISTOPHER WILLIAMSON NATHANIEL ALLEN WILLIAMSON PAXTON RILEY WILLIAMSON RON C WILLIAMSON RONNIE E WILLIAMSON II
SHAUGHN D WILLIAMSON TOMMY D WILLIAMSON JAMES D WILLIE CHRISTOPHER SEBASTIAN WILLINGHAM JOHN CALVIN WILLINGHAM ANTHONY P WILLIS CARY WAYNE WILLIS EVAN ALLEN WILLIS KASHIF J WILLIS KEVIN WAYNE WILLIS MICHELLE L WILLIS SHAWN CODY WILLIS
TAMMY G WILLIS TROY DALE WILLIS TYLER KEITH WILLIS WILLIAM K WILLIS ZACHARY S WILLIS MCKAYLA DLYNN WILLIS-CAMPOS JOSEPH PHILLIP WILLISON DAVID L WILLOUGHBY LISA WILLOUGHBY THOMAS B WILLOUGHBY CIERRA NICOLE WILLOUGHBY-FUNK MARK WILLS
MACKENZIE MARIE WILLSON CHRISTOPHER RYAN WILM JORDAN EARL WILMES KELLY J WILMOTH THOMAS CAMERON WILMOTH KAELEN WILNECHENKO DOUGLAS R WILNER AARON WILSON AMANDA DANIELLE WILSON AMY J WILSON ANDRE WILSON ANGELA D WILSON ANGELA J WILSON
ASHLEIGH RAYANNA WILSON AUBREY L WILSON AUBREY W WILSON BENJAMIN M WILSON BRADLEY MARTIN WILSON BRANDON L WILSON BRANDY LYNN WILSON BRENDA MARIE WILSON BROCK E WILSON CADERIK TAD WILSON CALEB NATHANIEL WILSON CARRIE J WILSON
CHANDRA WILSON CHARLES BRADLEY WILSON CHEVIS P WILSON CHRISTOPHER M WILSON COREY S WILSON CURTIS LEE WILSON DANIEL WILSON DAVID L WILSON DEANNE WILSON DENNIS MICHAEL WILSON DEREK WILSON DEREK ALEXANDER WILSON DONALD LEE WILSON
DONALD R WILSON DONNA J WILSON DONNA JEAN WILSON EDWARD WILSON EMERSON WILSON EMMA MARIE WILSON ERIC D WILSON GABRIELLE ALLAN WILSON GARY WILSON GLEN KEITH WILSON GUADEL MAE EDER WILSON HENRICO DEVINCI WILSON IVY NORWOOD WILSON
JACOB L WILSON JADA NAKAYA SIMONE WILSON JAMERRAHQUAN NA WILSON JAMES B WILSON JASON T WILSON JENNIFER ANN WILSON JEREMIAH JAMES WILSON JOE T WILSON III JOHN WILSON JON WILSON JORDAN ANDREW WILSON JOSIAS HANK ELMO WILSON JUSTIN TYLER WILSON
KAMERON KYLE WILSON KAY M WILSON KENNETH M WILSON KIESHON WILSON KIMBERLY ANN WILSON KYLE EDWARD WILSON LAWSON DAKOTA WILSON LEON STEVEN WILSON LESLIE H WILSON MARTHA S WILSON MARY DELANIE WILSON MATTHEW AARON WILSON MATTHEW B WILSON
MEL T WILSON MICHAEL WILSON MICHAEL JEROME WILSON MICHAEL R WILSON NATHANIEL DADE WILSON PATRICK B WILSON PHILLIP D WILSON RANDALL GRAHAM WILSON REBECCA L WILSON ROBERT DALE WILSON ROBERT L WILSON ROY CHRISTOPHER WILSON RUSSEL WILSON
RYAN JASPER WILSON SCOTT WILSON SEAN ALLAN WILSON SEAN PATRICK WILSON SHAMETA ANTRACHA WILSON SKYLER JOHN CRAWFORD WILSON STEPHEN O WILSON TAD G WILSON TAMIKA AMANDA WILSON TASHA WILSON TIGARI BENARD WILSON TIMOTHY ADAM WILSON
TIMOTHY S WILSON TODD A WILSON TREVOR WILSON TREVOR W WILSON TYLER ROBERT WILSON TYRELL WILSON VALERIE E WILSON WILLIAM E WILSON WILLIAM JARED WILSON WILLIAM SCOTT WILSON ZACHARY TAYLOR WILSON ZACKARY TYLAN WILSON STEVE WILTON
COBEY KEY WIMBERLY LORI WIMER JONATHAN PAYTON WINBERRY DUSTIN ZANE WINBURN DAVID EDWARD WINBUSH DAVID SCOTT WINCHESTER GARRETT AUSTIN WINCHESTER REID COLEMAN WINCHESTER STEVEN E WINCHESTER TRAVIS L WINCHESTER TREVER WINCHESTER
KYLE WADE WINDERS CHARLIE B WINDHAM ERIC E WINDHAM ETHAN MICHAEL WINDHAM MCKINNON GAGE WINDHAM MICHAEL C WINDHAM STEVEN D WINDHAM JOHN PAUL WINDLE EDWARD WINDT MILTON A WINFIELD RICHARD G WING BART R WINGATE KYLE J WINGFIELD
RYAN CHARLES WINGLER BRANDON C WININGER JEFFREY B WINKLER TIMOTHY JOHN WINKLER CHARLES EDWARD RAYMOND WINKLE JASON WINKLE JULIE ANN WINKLEBLACK KARL T WINKLER WILLIAM ANDREW WINNING EDWIN HEATH WINNETT PHILLIP DUSTIN WINSETT
RICHARD MARTIN WINSLOW TAMMY WINSLOW WALLACE WINSLOW MARK ANTHONY WINSOCK CALEB B WINSTEAD JACOB WINSTEAD JARED H WINSTEAD NICHOLAS WINSTON DIANE WINTER JEFFREY A WINTER KEITH R WINTER DAVID LEROY WINTERS
THOMAS K WINTERS DAVID M WIRGES LAURA D WIRGES ADAM J WIRICK DILLON WIRICK BRANDON MICHAEL WISDOM DAVID DECOTA WISDOM CASSIDY C WISE DAVID F WISE JR DAVID F WISE SR GREGORY ERIC WISE JACOB LANSING WISE JAMES A WISE IV LOGAN C WISE
RICARDIUS WISE ROBERT L WISE RYAN WISE JAMES J WISER JEFFREY B WISER CYNTHIA N WISNER KEVIN FRANKLIN WISNEWSKI ELIZABETH C WISNIEWSKI ETHAN ALEXANDER WISNOSKI CODY JAMES WISSMAN KELLY WISSMAN BRANDON S WITCHER JON D WITHEROW
ANDREW JAMES WITHERS HENERY WYCHE WITHERSPOON LINWOOD R WITHERSPOON REBEKAH JANE WITHROW SAMUEL NATHAN WITKOWSKI NATHANIEL WITT PRESTON L WITT LUCAS AARON WITTE JESSICA LYNN WITTEBORG CHARLES MATTHEW WITTHUHN ASHLEY NICOLE WITTIBSLAGER
JACK JOSEPH WITTMAN BARRY D WIX MATTHEW LEE WIX NATHANIEL COLE WIX STACY LYNN WIX NEIL CHAPMAN WIXOM ANDREW C WODTKA CLETUS J WOEPPEL CLINTON J WOEPPEL MARILYN E WOESSNER APRIL WALLS WOFFORD JASON M WOFFORD JESSICA M WOFFORD
DAVID V WOHL DANIEL J WOJCIECHOWSKI BRIAN WOJTANOWSKI KAREN A WOLDAHL VIOLETTA IZABELA WOLEJSZO BENJAMIN T WOLF BRIAN ANDREW WOLF ERIN WOLF GAVIN A WOLF JAMIE LYNN WOLF SHAUN E WOLF TANNER MICHAEL WOLF ANDREW M WOLFE BRENDON ALLEN WOLFE
CARL D WOLFE ERIC T WOLFE ISAIAH TERRELL WOLFE KEIFER WOLFE KELLY WOLFE PHILIP B WOLFE QUINLAN WOLFE TRISHA L WOLFE URIAH T WOLFE ANTHONY D WOLFF CALEB ANDREAS WOLFF COLBY J WOLFF MARK D WOLFLE MICHAEL J WOLIUNG ERIC NATHAN WOLSEY
BRANDON COLE WOMACK DALLAS DOYLE WOMACK HUNTER LANE WOMACK JOSEPH T WOMACK KENNETH D WOMACK SETREVIOUS LLOYD WOMACK SHELLY LANETTA WOMACK JAMES WOMBLE PATRICIA G WOMMACK BRANDON LEE WONDERLIN ADDISON CROUCH WONG
AARON CARTER WOOD ANDREW M WOOD ANTHONY JOHN WOOD BLANE K WOOD BRAYDEN L WOOD CARL A WOOD CARLOS GEORGE WOOD CASEY WRIGHT WOOD CHAD CHRISTOPHER WOOD CHELSEA MORGAN WOOD CHRISTOPHER B WOOD CHRISTOPHER B WOOD
CHRISTOPHER MICHAEL WOOD CLAYTON W WOOD DAVID Q WOOD DONALD J WOOD ERICA RENEE WOOD GRADY WOOD HOLLY BENE MILLER WOOD HUNTER W WOOD JACOB WOOD JARED J WOOD JOHNATHAN CONNER WOOD JOSHAUA WOOD JOSHUA KEVIN WOOD KEVIN PATRICK WOOD
LANCE B WOOD LANDEN L WOOD LAUREN M ZNIDARSIC WOOD MATTHEW J WOOD MICHAEL J WOOD MITCHELL W WOOD NATHAN PAUL WOOD PHILIP JAMES WOOD REBECCA JEAN WOOD ROBERT W WOOD SHANE K WOOD SPENCER DANIEL WOOD THEO BURKE WOOD TIFFANY MILLER WOOD
TODD LEON WOOD VANESSA C WOOD VERNON WOOD WILLIAM R WOOD ADAM LEE WOODALL BRADEY RL WOODALL BRETT WOODALL DAVID W WOODALL ERIC ALAN WOODALL JOSEPH D WOODALL PRESTON ALAN WOODALL CHRISTOPHER J WOODARD DAVID BRENT WOODARD
DAVID VONCHE WOODARD JARED O WOODARD JULIE M WOODARD KURT A WOODARD LESLIE N WOODARD JR BRYCE FOSTER WOODASON DEREK WOODCOCK JOHN P WOODCOCK DEKLAN HARLEY WOODELL JOHN ROBERT WOODEN JOHN STUART WOODFIN ALEC WOODFORD
GILLUM RONALD WOODHAM STEVEN SHANE WOODHAM JR CYNTHIA WOODLAND ERIC W WOODLEE CASEY TODD WOODMANCY JENNIFER L WOODMANSEE SCOTT G WOODRING MARVIN L WOODROME AARON L WOODRUFF CHRISTOPHER ADAM WOODRUFF DELRAY WOODRUFF
JOHN ISHMAEL WOODRUFF JOSHUA MARK WOODRUFF MEGAN WOODRUFF BRADLEY A WOODS CARTER JAYDIN WOODS ETHAN SCOTT WOODS JAMIE C WOODS JASON A WOODS JEREMIA ANDRE WOODS JEREMY CHASE WOODS JIMMY RAY WOODS JR KEVIN WOODS LANE DALLAS WOODS
MAURICE FRANCOIS WOODS QUINCY LEWIS WOODS RICHARD M WOODS RYAN LESTER WOODS BRYANT EDWARD WOODSON DANIEL RAY WOODSON DONEL R WOODSON DUSTIN W WOODWARD DYLAN CHRISTOPHER WOODWARD JARED J WOODWARD KYLE A WOODWARD
NATHANIEL ALLEN WOODWARD SAMUEL WOODWARD SHANE D WOODWARD WILLIAM W WOODWARD II ANNALIESE N WOODWORTH CHASE ALEXANDER WOODY LANDON BLAKE WOODY AARON WOODYER AUSTIN CORDELL WOOLARD ANDREW WOOLDRIDGE MORGAN ROBERT WOOLFOLK
ZACHARY ANDREW WOOLFOLK KIMBERLEY ROSE WOOLHISER MICHAEL WOOLHISER MATTHEW ROBERT WOOLLEY SHANNON WOOLSEY AIDEN JUSTICE WOOTEN COREY WOOTEN KEENAN A WOOTEN SAMUEL H WOOTEN TYRIS JAHLEEL WOOTEN TERRILYNNE WORK BRIGHAM ZEKE WORKMAN
HARRY T WORKMAN MATTHEW DAVID WORKMAN NICHOLAS AARON WORKMAN ZAKERY TODD WORKMAN BRANDEN MICHAEL WORLEY JONATHAN WORLEY JOSEPH WORLEY JUSTIN LAMONT WORLEY JAMIE S WORMAN LANCE WORMSBECKER CALVIN WORRALL DYLAN A WORRELL
EDGAR WORRELL JR TIMOTHY P WORRELL CAMERON WORSHAM JOSHUA DAVID WORTHING KENNETH ANTHONY WORTHY MARVIN A WORTKOETTER JOSEPH A WORTMAN ROBERT EDSEL WORWOOD ROBERT L WOSSNER FRANK F WOSZCZYNSKI MARVIN D WOUDWYK JR ASHTON J WRAGGE
JARED W WRAGGE JASON T WRAGGE JOSHUA R WRAGGE KATHLEEN A WRAGGE KIMBERLY WRAY LINDSEY MARIE WRAY MICHAEL W WRAY ROBYN R WRAY TYLER SHANE WRAY ELIZABETH DAWN WREN GARY L WREN JR JOSHUA CODY WREN VICTORIA LOUISE WREN WILSON COLE WRENFROW
JUSTIN LEVI WRENN ADAM COREY WRIGHT AMY BETH WRIGHT ANGELA YVETTE WRIGHT BAILEY MORGAN WRIGHT BENJAMIN H WRIGHT BRAD ZANE WRIGHT BRANTLEY WRIGHT CHARLIE K WRIGHT DAKOTA L WRIGHT DANIEL ROBERT WRIGHT DANNY K WRIGHT II DAVID E WRIGHT
DEVOND WRIGHT DUSTIN JAMES WRIGHT DUSTIN RICHARD WRIGHT EIAN A WRIGHT ERNEST M WRIGHT ETHAN DION WRIGHT GRANT D WRIGHT HERBERT LEE WRIGHT JACOB ALLEN WRIGHT JASEN PHILLIP WRIGHT JASON WRIGHT JERRY DAVID WRIGHT JORDAN KANNARD WRIGHT
JOSEPH WRIGHT JR JOSIAH J WRIGHT JULIE A WRIGHT JUSTIN BERNARD WRIGHT KYLE LEE WRIGHT LARRY DYLAN WRIGHT LASHON ANTHONY WRIGHT LOGAN COLE WRIGHT MATTHEW A WRIGHT MATTHEW DAVID WRIGHT MATTHEW PAYNE WRIGHT MICHAEL WRIGHT MICHAEL J WRIGHT
MYLAICIA AUJALECK TIMERE WRIGHT PERCY DAVID WRIGHT RAYMOND W WRIGHT JR RICKY D WRIGHT ROBERT MICHAEL WRIGHT SCOTT WRIGHT SEAN WRIGHT SHAQUILLE NA WRIGHT STEVEN KYLE WRIGHT WESTLEY HILTON WRIGHT WILLIAM C WRIGHT WILLIAM GUY WRIGHT JR
JAKE W WRIGHTSMAN JARROD J WRIGHTSMAN BRIAN K WRINKLES JUDY WRISTEN SCOTTY M WROTEN HUIQIONG NA WU YUXUAN WU RHONDA J WUERCH JOHN L WULF JARED A WUNTSCH JAKE JUSTIN WUTHRICH ASHTON ALLEN WYATT JACOB CONNER WYATT JONATHAN B WYATT
LOGAN WYATT MELISSA E WYATT SETH WYATT VANESSA M WYATT CHERYL CHAVIOLETTE WYCHE JASON E WYCKOFF GARDON WYCOFF JEFFREY E WYETH MICHELLE L WYKOFF RODNEY H WYKOFF CADEN CHASE WYLIE DANIEL PETER WYLIE DOUGLAS D WYLIE JUSTIN S WYLIE
NICHOLAS LYNN WYLIE ANDREW JAMES WYLLIE JOSEPH D WYMAN JOHN BRANDON WYNN JOSHUA ANDREW WYRICK MARCO ALFREDO WYSS JASON XAVIER AIRY XAYASENG JANNYN XAYAVETH JODIE-MARIE XAYPHARATH MICHAEL JAMES XEROTERES SANDRA ALICIA OSORIO XICOHTENCATL
XIAOBEI XING ZHENGRONG XU LORAN G YACKANICZ MARK J YACKANICZ JAMES A YACOWATZ MATTHEW R YACUBECK MOUSSA YAFFA BRYAN A YAHR SHANTHA K YALAMANCHILI KUOK FUNG YAM KURT RIKIO YAMAMOTO TIMOTHY J YAMAMOTO XU QI YAN JASON E YANCEY
ESTHER YANCOVICH LUIS YANEZ FERNANDO YAÑEZ CATEDRAL NOEL ANTONIO YANEZ MALDONADO HOWARD YANG TOUA YANG WENCHENG YANG DARRELL YANKAWAY ANDREW YANKE JAMES YANKE YAYASIT YANOTHAI BRETT S YANULEVICH ROBERT J YAP EMILY DAWN YARBERO
JIMMY JEWEL YARBERO BURNETT DELANO YARBOROUGH III ERIC D YARBOROUGH FRANKLIN G YARBOROUGH GARY YARBOROUGH KEVIN YARBOROUGH SARAH YARBOROUGH SCOTTY J YARBOROUGH SHAWN L YARBOROUGH TRAVIS LANAIR YARBOROUGH GUY DAVID YARBRO
JARED L YARBROUGH HARRISON QUINLAN YARDLEY MYLES YASINSKI DAVID M YASKANICH CHARLES E YATES EDWARD RAYMOND YATES JR JAMES B YATES JOSHUA MICHAEL YATES JUSTIN ALAN YATES MICHAEL SHANE YATES PARKER OWEN YATES BIANCA R YBARRA CHOYCE OTHANIEL YBARRA
GABRIEL C YBARRA TED YBARRA JR STEPHANIE YEAGER JASON D YEAKEL DAVID BENJAMIN YEATER RASTEN DEE YEATES HOLLY MICHELLE YEATMAN AMOS YEBOAH ALBERT B YEE AUSTIN YELVINGTON PAUL YELVINGTON ABENET YEMENU JENNIFER E YEMM TODD YEOMAN
MATTHEW YEOMANS RHIANNON YEPEZ RAY YIP KEVIN YOCHIM ERIC J YOCOM SEAN RICHARD YOCOM BRAD J YOCUM ADAM L YODER CALVIN L YODER CLIFFORD M YODER CORBIN J YODER CRAIG YODER DANNIE L YODER DAVID L YODER DAVON E YODER ERNEST W YODER
HANNAH YODER JARED P YODER JASON LANE YODER JOSHUA A YODER KENNETH I YODER KEVIN H YODER LANDON J YODER LESTER YODER JR LLOYD J YODER LOGAN YODER NATHANIEL A YODER QUENTON DEAN YODER STEVEN R YODER STEVEN W YODER SYDNEY ALEXIS YODER
WILMER C YODER RODOLFO ENRIQUE MARTINEZ YONG ARMIN O YONKER RONNIE W YONTS ABRAHAM LINCOLN YORDY AIDAN JAY YORK CHASE YORK DEREK NEAL YORK GRAYSON YORK HANK RYAN YORK JAMES J YORK LINDSAE SUE YORK MATTHEW YORK RORY B YORK SAMUEL G YORK
SYERRA KATRESE YORK BULENT YORULMAZ GAVIN C YOST MARK YOUKHANNA AARON C YOUNG ADAM YOUNG ADAM YOUNG ALEXANDER GRANT YOUNG ANDREW YOUNG AQUELIUS YOUNG BRENT KYLE YOUNG CADARIUS DASHAWN YOUNG CARTER DAVID YOUNG CATHERINE YOUNG
CHRISTOPHER D YOUNG CHRISTOPHER ISSAC YOUNG CORY YOUNG DAVID BRADLEY YOUNG DOUGLAS JOHN YOUNG ERIC A YOUNG FRANK SALIN YOUNG III GEORGE A YOUNG HARBOR DANIEL YOUNG HARRISON YOUNG HUBERT A YOUNG JAMES BRACH YOUNG JAMES J YOUNG
JAMIE DAVIS YOUNG JASON YOUNG JERROD W YOUNG JESSICA D YOUNG JULIA MELISSA YOUNG JUSTIN YOUNG KELVIN D YOUNG KENNETH D YOUNG KIARA YOUNG LANDON DEAN YOUNG MATTHEW L YOUNG MICHAEL D YOUNG MICHAEL JOHN YOUNG MICHELE M YOUNG
NATHAN ALLEN YOUNG NIGEL YOUNG PAUL YOUNG RICHARD ALAN YOUNG RICHARD J YOUNG JR RICHARD JAMES YOUNG III RICHARD L YOUNG ROGER YOUNG III SHAWN YOUNG TARA D YOUNG TEMPEST MONIQUE YOUNG TERRI YOUNG THOMAS W YOUNG TINA DIANE YOUNG
TOBY W YOUNG TODD C YOUNG TODD C YOUNG VICKIE L YOUNG WESLEY KYLE YOUNG ZACHARY BRYAN YOUNG ZACHARY J YOUNG ZACHARY W YOUNG KIRK AUSTIN YOUNG HORTON CALVIN YOUNGBLOOD DONALD J YOUNGBLOOD JOSIAH DANIEL YOUNGBLOOD KOLTON MCKADE YOUNGER
DAWN RENEE YOUNT CHRISTOPHER ADAM YOUNTZ CRYSTAL DORRAINE YOURKEVITCH JENNIFER DEANNA YOW TRINITY YOW JEREMY LOGAN YPYA ZACKARY R YRTTIMA DANIEL CHI KIT YU QIULIN YU KYLE EDWARD YUNGER NICHOLAS YURCHUK ROBIN YURECK IBRAHIM YUSIF
BRIAN A YUST ABDULRASHEED YUSUF HASSAN YUSUF ANDREW J YZAGUIRRE GEORGE A YZAGUIRRE DUSTON JAY ZABALA BLAKE ERIC ZABICK JAMES V ZACCARIO MARITZA ZACHER THOMAS J ZACHOW FRANC ZADRAVEC OMAR ZAFICO ELIZABETH MICHELLE ZAGALA
JEREMIAH SAMUEL ZAGALA LOGAN THOMAS ZAJICEK FELIPE ZALAZAR VAZQUEZ AMANDA L ZALEWSKI KAYLEE NICOLE ZALVIDEA JOSE DE JESUS ZAMARRIPA SERRANO MA DEL CARMEN ZAMARRON BELTRAN ABBY E ZAMBELLI ASUNCION ZAMBRANO EFRAIN ZAMBRANO
LEONARDO FAVIO ZAMBRANO OCHOA ANGEL M ZAMORA DAVID ZAMORA FRANCISCO ZAMORA FRANKIE JAMES RATLIFF ZAMORA MERLY ZAMORA RIGOBERTO ZAMORA KATHYA CELINA ZAMORA LOPEZ MAURICIO ZAMORANO WENDY ZANGL JOSE DEL CARMEN ZAPATA
PEDRO ALONSO GAITAN ZAPATA ANTHONY R ZAPPALA JOSE LUIS ZARAGOZA BRYAN ZARATE ESTEVAN FRANK ZARATE EDWIN H ZARKA KYLER B ZAUGG JORDAN DERIK ZAUTKE KYLE J ZAUTKE SHERRI S ZAUTKE ANDRES NA ZAVALA GARY L ZAVALA JOSE M ZAVALA KLISSMAN ZAVALA
DANIEL DE JESUS GUZMAN ZAVALA RIGOBERTO NA ZAVALA GUIZAR TREVOR ZAVITZ COLIN JAMES ZAWACKI DAVID J ZAWISTOWSKI WILLIAM ZAWYDIWSKI LEX ZAYKO TYLER ZEEB BRAIDYN JEFFERY ZEEDYK LUCAS L ZEGAR MATTHEW L ZEHNER BARNEY D ZEIGLER JAKE ZEIGLER

JOHN PHILIP ZEIGLER LAUREN PONSLER ZEIGLER MARCUS RICHARD ZEIGLER TODD ZEIMET LEWIS A ZEITERS WILLIAM ZEITNER HRAM ZEL RUDYS J ZELAYA LARRY MICHAEL ZELECHENOK ADAM WILLIAM ZELENEY TRAVIS J ZELFER DAVID LAURENCE ZELHART GREGORY S ZELLER
MICHAEL DEWAYNE ZELLER NANCY CAROL ZELLER DANE WILLIAM ZELLERS RANDALL JOSEPH ZELLNER CAMERON ALEXANDER ZELLO NATHANIEL ALLAN ZELLO GEBREBRHAN ZEMICHAEL ANGEL A ZENDEJA VERONICA ZENDEJA DALIA VERONICA ZENDEJA LEAL DAVID ZENDEJAS
OMAR I ZENDEJAS CRISTIAN ZEPEDA FELIPE J ZEPEDA J ASUNCION ZEPEDA FRANCISCO ANDRES ZEPEDA DIAZ FARAH ZEPEDA FALLAD DOMINIC ZERILLI KIPP ZERKLE MATTHEW BRYAN ZERKLE MATTHEW F ZERKLE TODD ZERVOS RODRIGO ZETINA VINCENT R ZETTLER ADAM ZEWE
RENPENG ZHANG WEIDONG ZHANG YINAN ZHANG NOOR-UL-ANNE ZIA PAULIUS ZIBARTAS LELAND H ZICKUHR ANDREW BRIAN ZIEBARTH ZACHARY CHARLES ZIEGELBEIN BRYAN THOMAS ZIEGLER CHRISTOPHER R ZIEGLER STEVEN T ZIEGLER KIM ZIELINSKI TODD LEE ZIELSDORF
JADEN ALEXANDER ZIEMBA JESSICA L ZIEMER MITCHELL ZIGAN ROGER I ZIGLER ERIN DANIELLE ZIKO JERRY ZILER ALEXSEI ZILEWICZ TAYLOR ZILZ GAVIN ROBERT ZIMBELMAN MELINDA GAIL ZIMMERLEE BRUCE A ZIMMERMAN CHANDLER J ZIMMERMAN DAVID ROGER ZIMMERMAN
DIONE MICHELLE ZIMMERMAN JACOB D ZIMMERMAN JOHN BRYANT ZIMMERMAN MICHAEL JOHN DAVID ZIMMERMAN RANDY E ZIMMERMAN REID FREDERICK ZIMMERMAN RODNEY L ZIMMERMAN RYAN W ZIMMERMAN THOMAS ZIMMERMAN JEFFREY ZINK SHANE MICHAEL ZINK
VIMBAI ZINYORO PATRICIA ZIPTER JAMES ZITO MICHAEL LEROY ZITTING ADAM ZLOMANIEC JODIE A ZOELLER WILLIAM CALEB ZOHNER ALAN MICHAEL ZOLLER JOSEPH NONE ZOMER III JOSEPH J ZONCA JR MITCHELL JAMES ZOOK DARIEN NATHANAEL ZORRILLA MEJIA ROBERT D ZOZ
MATTHEW T ZUBATY BLAKE JARED ZUBER JUAN D ZUBIA MARIOLA ZUBROWSKI IKROMZHON LACHINOVICH ZUFAROV TRAVIS CAZZ ZUFELT JORDAN LEE ZUIDEMA LUIS ZULETA DALLEN STEPHEN ZUNDEL JASON ZUNDEL JAY ZUNDEL ARTURO NA ZUNIGA ROBERT T ZUNIGA JOSE ZUNIGA SOLIS
GABRIELA SELENE ZUNO VITELA JORGE IVAN ZUNO VITELA CHRISTINA LYNN ZURATOVIC TROY R ZURCHER GLENN EDWARD ZWEIFEL MATTHEW ZWEIFEL PETER ZWETSLOOT RYAN L ZWINGMAN ANDRZEJ ZWOLAK ROBERTA LEE ZYLA MOHAMED AARIEF ADELAIDA AARON PARKER NEAL AARON
YADIRA ITZEL ABADIA GONZALEZ ANCEL P ABADIE MARK ABADIE CARLOS SORIA ABARCA MUHAMMAD ABDULKADI ABBAS WILLIAM H ABBEY BRIAN E ABBOTT CASEY A ABBOTT DAVID N ABBOTT DONNIE L ABBOTT JR ERICA FAITH ABBOTT KIMBERLY ABBOTT TRAVIS JAY ABBOTT
MOHAMMED FATHI ABDELAALI ARSENIO ABDON JR REYMUNDO ABDON MOHAMMED ASHIK ABDUL WAHAP MUHAMMAD ADIL IBN ABDUL-GHAFUR JAMAAL ABDULNUR ANGELO ABEDOZA ELIJAH MICHAEL ABEL HANNAH KATHERINE ABEL ZACKARY MORRIS ABEL TYLER ABELN
BLAKE WALKER ABERNATHY BRIANA L ABERNATHY SHANTE LAVETTE ABERNATHY STEVEN CHAD ABERNATHY JEREMY ROBERT ABEYTA ANTHONY MICHAEL ABLE JAMIE LEE ABLE DAVID WAYNE ABNER TY DAVID ABNER CHASTEDY D ABNEY JESSE CLINT ABNEY THOMAS M ABNEY
PHILIP ABOAGYE JAYSON ABONITA AHMED ABOUABDOU SHERIF HASSAN ABDELKADER ABOUBAKR JOSEPH ABOU-FARAH CHRISTIAN ABRAHAM EDWIN ABRAHAM KAREN ABRAHAM JILL M ABRAHAMIAN JERRICA DYSHANIQUE ABRAM ROBERT C ABRAMS ALFREDO QUINONES ABRIL
JOHN A ABSTON ABED ALLAH RAGHEB ABU ZAHRA GERMAN ABUNDIS ESPINOZA STEPHANIE NA ABUNDIZ-HERNANDEZ MAHMOUD AMJAD ABUSHANAB ADALBERTO ACEVEDO DAVID ACEVEDO MARIO ACEVEDO OMAR ACEVEDO MANUEL ANTONIO ACEVEDO HAM JESUS MANUEL ACEVES RIOS
GERALD ACHAZO JASON ACKER JOSEPH T ACKER JOHN E ACKERMAN II RICHARD K ACKERMAN SAMUEL ALLEN ACKERMAN CHARLES WAYNE ACKLEY JR DUSTIN WADE ACKLEY JOSHUA DYLLAN ACKLEY KEVIN DUDLEY ACKLEY RAMONA GAIL ACKLEY GLEN D ACKLIE LEE G ACKLIE
DONALD LEWIS ACKLIN JR FREDERICK LAMONT ACOFF ALEJANDRO ACOSTA BRANDON JONATHAN ACOSTA CHRISTINA ACOSTA JESSICA ISABEL ACOSTA JOEY ACOSTA JOSE M ACOSTA JR MARTIN ACOSTA NESTOR GERARDO ACOSTA ROLANDO STEVE ACOSTA ROBERTO ACOSTA GONZALEZ
KYLE LENDON ACRE AARON ACTON CAMERON D ACUFF JEFFREY ACUFF RYAN ACUFF HUMBERTO ACUNA ISRAEL BENITEZ ACUNA JEFFERY A ACUP LOGAN ALAN ACUP MICHAEL ADA OBINNA ADABA OLIVIA ONYINYE ADABAH KULANDAI ADAIKALARAJ CREST L ADAIR JASON DALTON ADAIR
SHAWN ADAM KATHLEEN ADAMCZYK CECILIA ADAME FRANCISCO JAVIER ADAME ALEX THOMAS ADAMS BRAD J ADAMS BRADLEY JAY ADAMS BRANDON RASHAD ADAMS BRYANT ROBERT ADAMS CASEY GLEN ADAMS CHAD PHILLIP ADAMS CHASE EAN ADAMS CLAIRE MENG ADAMS
DANIEL B ADAMS DYLAN REED ADAMS EZRA G ADAMS JAMES MICHEAL ADAMS JARED ANDREW ADAMS JERRY M ADAMS KELLY H ADAMS KOLE ADAMS KRISTINE A ADAMS LINDSEY TERRELL ADAMS MICHAEL C ADAMS MICHAEL F ADAMS MICHAEL LANCE ADAMS PAUL LAMAR ADAMS
RACHEL RENNE ADAMS ROB ADAMS ROGER DALE ADAMS SHARLA ELIZABETH ADAMS STEVEN BROCK ADAMS TANYA Y ADAMS TARYN MARIE ADAMS TAYLOR ADAMS TOM P ADAMS WAYNE A ADAMS NATHAN D ADCOCK RYAN ADCOCK SHAWN MICHAEL ADDINGTON BLAKELEY JENNIFER ADDIS
TREVOR ADDIS DERICK A ADDISON SUZANNE P ADDISON WESTON S ADDLEMAN ADELEYE ADEBAYO ALEXANDER ADEMOLA GRAYDON ADEDEJI ADEBIMPE O ADEGEYE JACOB L ADELMAN RAMAZAN NONE ADEMI TYLER D ADER PRASHANT ADHIKARI HANSON MARK ADJEI-SARPONG
EMMANUEL ADJETEY ADAM BERNARD ADKINS BRAYSON ADKINS CHARLEY ADKINS ETHAN CADE ADKINS HEATHER M ADKINS ISAIAH BENJAMIN ADKINS JAMES KEVIN ADKINS JORDAN LEE ADKINS ROBERT G ADKINS RODNEY R ADKINS SHAWN E ADKINS AARON J ADKINSON
STEPHEN CHARLES ADLER WAYNE R ADLER PRASHANTH R ADMALA FAISAL ADNAN JUAN FERNANDO ADORNO-MUNOZ TRAVIS L AESCHLIMAN MATTHEW JASON AFFOLTER RAY O AFRIYIE HAROON AFZALI MARIA A AGAMEZ BAENA KYLE AGAR DREW AGEE JAMES MATTHEW AGEE
TYLER AGIN RYAN AGNER MARCO AGOSTINI SOARES OSCAR AGUAYO AGUAYO FRANCISCO JAVIER AGUERO PALACIOS KEVIN ERNEST AGUIAR KRISTINA WADE AGUIAR ALBERT ANTHONY AGUILAR ANTONIO AGUILAR JR CLARYSSA AGUILAR FERNANDO GUADALUPE AGUILAR
FRANCISCO RAMON AGUILAR SR GENARO AGUILAR JR HECTOR MIGUEL AGUILAR HERMES D AGUILAR IAAN PABLO AGUILAR JORGE LUIS AGUILAR JOSE AGUILAR JOSE LUIS AGUILAR III MICHELLE D AGUILAR PORFIRIO AGUILAR STEVE AGUILAR HILDA PATRICIA MOJICA AGUILAR
JOSE GUADALUPE MARTINEZ AGUILAR CARLOS AGUILAR ARREOLA ROSSELL EDUARDO AGUILAR CANIZALES LEONARDO AGUILAR DE AQUINO JUAN CARLOS AGUILAR LUNA JULIAN AGUILAR PEREZ OSCAR AGUILAR RAMIREZ BRALLAN JULIAN AGUILAR RESENDIZ CHRISTOPHER AGUILERA
DANIEL AGUIRRE DAVID I AGUIRRE EDGARDO JUVENAL AGUIRRE EDWARD AGUIRRE ELIIJAH J AGUIRRE JAVIER AGUIRRE JR JOSE AGUIRRE JUSTIN L AGUIRRE LUIS E AGUIRRE MIGUEL ANGEL AGUIRRE OSCAR E AGUIRRE PEDRO AGUIRRE STEVEN R AGUIRRE WILLIE AGUIRRE JR
RAFAEL AGUNDIS SANCHEZ MARCIAL AGUSTIN JIMENEZ ATHIKOOR RAHMAN H AHAJA MYDEEN YOONUS AHAMED PAUL JOSEPH AHERN JARED GARY AHLSTROM SYED-DANISH AHMAD SEYED FARBOD AHMADZADEH RAZAVI MOMAND AHMADZAI WAQAS AHMED RANDY AHOLA
KYLE AHRENDT HERBERT J AHTEN III FARHAN AIJAZ GADKARI JOSEPH P AIKMAN CHRISTOPHER U AINGS TRISTAN UNDRE AINGS DAVID A AIUTO AHMAD HOSAM AJJEH CAILEY AKER GLENN W AKER TRAVIS LEE AKERS MICHAEL R AKES ASHER SHIEKH AKHTER JOHN AKIMOV
AZEEZ AREMU AKINBO MICHAEL AKINOLA DARRELL C AKINS MASON C AKINS MICHAEL DEAN AKINS PAUL DANIEL AKINS ROBERT R AKINS ROBERT W AKINS TOBE W AKINS MOHANA R AKKALA CHIMERE AKOBUNDU GIDEON UKANA BASSEY AKPAN ODEYOVWI AKPOCHAFO MALCOLM ALAIN
KHALID ESMAIL KALIL ALAKIL ARMANDO ALANIS HECTOR A ALANIS JOSE DE JESUS ALANIS GOMEZ NICANOR ALANIS VELAZQUEZ ADEKUNLE ALAO DANIEL ANTHONY ALARCON ALONSO ALBA ARREOLA RAMON E ALBAN ROBERT ANDREW ALBERS CORY ALBERT MARTIR DANIEL ALBERTO
COREY J ALBRECHT MICHAEL T ALBRECHT BRADEN ALBRECHTAS CHASEN ALBRETSEN ANDREW W ALBRIGHT DALTON B ALBRIGHT LAUREN MICHELLE ALBRIGHT NICHOLAS ALBRIGHT TRAVIS A ALBRIGHT LANDON TYLER ALBRITTON BENJAMIN JOHN ALBU JUAN CARLOS ALCALA
JONATHAN ALCALA ALFARO CARLOS ALCANTAR EDGAR ALCANTAR JOSE ALCANTAR MONICA GUADALUPE ALCANTAR LOPEZ MARIA FERNANDA ORTIZ ALCANTARA VERONICA ELIZABETH ALCARAZ GONZALEZ COURTNEY ALCORN EMMA RAE ALCORN NICHOLAS T ALCORN RUSSELL L ALCORN
TRAVIS T ALDAG FREDY NA ALDAIR-MARTINEZ THOMAS ALDANA ALEJANDRO ALDANA BAÑUELOS PAULO CESAR ALDAZ PEREZ GREGORY GENE ALDER STEVEN M ALDER ZANE ALDER MARK K ALDERSON FRANK JEROME ALDRICH JAMES BRIAN ALDRICH SCOTT C ALDRICH
AERIAL NICOLE ALDRIDGE ARTHUR MERRILL ALDRIDGE CHRISTINA R ALDRIDGE FRANKIE L ALDRIDGE GABRIEL NATHAN ALDRIDGE JACK HUDSON ALDRIDGE JAMES ALDRIDGE III JIMMY LEE ALDRIDGE LAMON F ALDRIDGE LEE A ALDRIDGE MARISSA LYNN ALLERA ALDRIDGE
ROBERT B ALDRIDGE ROBERT W ALDRIDGE ALVARO A ALEGRIA DAVID GERARDO ALEJANDRE RENZO JAVIER ALEMAN FIGUEROA ALGIN TONEY ALEXANDER ANTHONY D ALEXANDER JR ARTHUR BRODY ALEXANDER BETHANY LANELLE ALEXANDER BRANDON D ALEXANDER BRIAN S ALEXANDER
CHRISTOPHER ALLEN ALEXANDER CRYSTAL N ALEXANDER DARRIN LEE ALEXANDER ETHAN G ALEXANDER IAN JOHN ALEXANDER JAMES ALLEN ALEXANDER JOHNNY BALDWIN ALEXANDER JORDAN CHRISTOPHER ALEXANDER JOSEPH ALEXANDER JUREK C ALEXANDER
KATHERINE LYNN ALEXANDER KELLY LAMAR ALEXANDER KYLE BRIAN ALEXANDER MATTHEW E ALEXANDER PATRICK ROS ALEXANDER RICHARD M ALEXANDER STEWART ALEXANDER TODD A ALEXANDER TYLER G ALEXANDER TYRONE ALEXANDER CHERYL ALEXIS-MINGOES
TIMOTHY MICHAEL ALFANO ALBERTO ALFARO JOSUE ALEXIS ALFARO JUAN ALFARO RICARDO RENE ALFARO ELIHUT VASQUEZ ALFONSO AMY LYNN ALFORD CHRISTOPHER ALFORD CODY SHANE ALFORD CORY R ALFORD JEREMY JOSEPH ALFORD JONATHAN ALFORD JUSTIN M ALFORD
MARK STEVEN ALFORD MATTHEW DAVID ALFORD MONTY D ALFORD JR TERRENCE J ALFORD CALEB MASON ALFRED KEVIN L ALFRED DANIEL ALGAR STEVEN G ALGER ISA ALI JANET B ALI KICHELLE ALI NADIA ALI EDWIN ALICEA JOSE A ALICEA BRUCE ALLABY COREY J ALLAIN
DOMINIC JOSEPH ALLAM TRISTAN CHAIS BRADLEY ALLAN TIMOTHY ALLBEE ROBERT ERIK ALLBRIGHT JARED D ALLBRITTON KRISTA RENEA ALLCORN JOSHUA C ALLEE AARON JAMES ALLEN BEN C ALLEN BRADLEY ALLEN BRANDON SCOTT ALLEN BRET ALLEN CATHLEEN E ALLEN
CHRISTOPHER WILLIAM ALLEN CRYSTAL JOY ALLEN CURTIS ALLEN DANIEL KENT ALLEN DARIAN EDWARD ALLEN DAVID E ALLEN JR DENNY D ALLEN DYLAN THOMAS ALLEN EMMETT CALL ALLEN ERIC CHRISTOPHER ALLEN ERIC EARL ALLEN GLENDON CHARLES ALLEN GRAY S ALLEN
ISAIAH BROOKS ALLEN JAMES C ALLEN JASEN RICHARD ALLEN JERRY M ALLEN JOHN L ALLEN JON E ALLEN JORDAN CLAUDIA ALLEN JOSEPH LUBUMBA ALLEN JOSHUA D ALLEN KEDARIUS LAMON ALLEN KEVIN J ALLEN KEVIN N ALLEN LANDON SCOTT ALLEN LUCAS ALLEN
MARCUS DEWAYNE ALLEN MASON TROY ALLEN MATTHEW V ALLEN MATTHEW W ALLEN NATHAN P ALLEN NATHAN R ALLEN NATHAN SAMUEL ALLEN RICHARD F ALLEN ROBERT LEE ALLEN SAMANTHA MARIE ALLEN SCOTT J ALLEN SHANE ALLEN SHARON L ALLEN SKYLER RIDGE ALLEN
STEPHEN MARK ALLEN TIMOTHY RAY ALLEN TONY D ALLEN TRACY L ALLEN WILLIAM J ALLEN WINSTON MEEKEL ALLEN WYATT RUSTY ALLEN ZACKARY HAMILTON ALLEN TRACY D ALLEN-SPARKS ANDREA N ALLER DOUGLAS EUGENE ALLEY JOSHUA EUGENE ALLEY KEVIN H ALLGIRE
ALDINTON A ALLIE CHARLES K ALLIGOOD JR MARK K ALLIGOOD BROOK ALLING BRYCE ALLISON DAVID M ALLISON GORDON ALLISON LISA KAREN ALLISON MICHAEL ALLISON TIMOTHY E ALLISON AARON G ALLMANDINGER SCOTT W ALLMENDINGER COLE BRENDON ALLOWAY
DANIEL ERIC ALLRED RYAN KEITH ALLRED JACOB S ALLSOP FRANCISCO JAVIER COPADO ALMAGUER OMAR ALMANZA LUIS ROBERTO ALMANZA GUERRERO MUSTAFA KHALED ALMASRI CHARLIE KIM ALMAZAN COURTNEY LEWIS ALMERS CHRISTOPHER NEAL ALMOND MIKE RAYMOND ALOMAR
JOB A ALONSO GONZALEZ DANIEL P ALONZO JOSE ARMANDO ALONZO JR THOMAS M ALONZO MALAIKA GEORGEAN ALPHONS AHMED FADHIL ALRAMMAHI ROBIN HOUK ALRED ALAA AL-SAMMARI KAREN D ALSEPT WILLIAM ALSINA FELIX CHARLES EARL ALSIP JR DYLAN ALSTON
EVAN MICKEL ALSTON SHAWN ALSTON WILLIAM ALSTON ALAN LEYVA ALTAMIRANO ALEJANDRO ALTAMIRANO SEAN O ALTERI BLAKE S ALTHOFF CLAY R ALTHOFF TRAVIS W ALTHOFF JOJAKY ALTIDOR SUSANNAH K ALTIS TIFFANY RENEE ALTON AUSTIN GHATINEH ALVAJI
JORGE ROMAN ALVARADEJO HERNANDEZ SR ALAN CHAZARY ALVARADO ANGEL URIBE ALVARADO ANTONIO ALVARADO ARTURO A ALVARADO AUDEL ALVARADO FELIPE ROMERO ALVARADO GUILLERMO ALVARADO GUILLERMO ALEXANDER ALVARADO ISAIA ALVARADO JOSE J ALVARADO
RONALD ALVARADO ALEJANDRA MONSERRAT ALVARADO GODINEZ BEATRICE ALVARADO-RACEDO ALMA R ALVAREZ CHRISTOPHER JAY ALVAREZ DECIDERIO ALVAREZ JR JESUS J ALVAREZ JOSE L ALVAREZ JOSE L ALVAREZ LARRY STEPHEN ALVAREZ III MARCEL P ALVAREZ
MATTHEWS CATE ALVAREZ MELVIN ALVAREZ NORBERTO JESUS ALVAREZ RICARDO N ALVAREZ SALVADOR O ALVAREZ JUAN MANUEL HERNANDEZ ALVAREZ LUIS GERARDO SANTIAGO ALVAREZ ROSARIO IVETTE AZUA ALVAREZ ELIAS GAMALIEL ALVAREZ BELTRAN FELIPE DE JESUS ALVAREZ CARRILLO
FLOR ESTELA ALVAREZ GONZALEZ PERLA NAVIDAD ALVAREZ MARROQUIN ERNESTO BARUC ALVAREZ REYES CARLOS IVAN ALVAREZ RUIZ JOSE GUADALUPE ALVAREZ SANCHEZ EDGAR S ALVAREZ-GONZALEZ ALEX ALVENDIA BRADY E ALVEY MACKENZIE LYNN ALVEY PABLO JEZREEL ALVIDREZ
ZABDIEL ALVIDREZ MARK A ALVIS JESUS ABRAM ALVIZO VIGIL AARON M ALWARD MARY E ALWIN HAILEY ALEXANDRA ALWINE JEREMY ALYEA MOHAMMED ALZOUBI JOAO PAULO AMADO MAURICIO AMADOR DAVID RAFAEL AMADOR-ORTIZ WAYNE EDWIN AMAKER MD HOSSAIN TANVIR AMAN
NICHOLAS PAUL AMANDUS JENNIFER KRISTEN AMANN JONATHAN J AMANN CHRISTOPHER AMARAL KATHERINE AMAR-FOX JOSEPH S AMAROSSO VIJAY AMATE ERIKA AMAYA GERMAN RAFAEL AMAYA ALVARADO SRINIVASULU REDDY AMBATI DENIS T AMBIO EDISON AMBRAD
DON AMBROSE GREGORY AMBROSE JACKSON SETH AMBROSE JAMES R AMBROSE JESSE SCOTT AMBROSE JASON VYTATUS AMBROZAITIS HAILEY AMELING MARTIN AMENT JOHN EDWARD AMERSON LARRY AMERSON LORENZO JAMAR AMERSON ZACHERY ROBERT AMERSON
ZACK MICHAEL AMERSON ALEX DANIEL AMES DEREK JOSEPH AMES ERIC ALLEN AMES MCCABE B AMES MORGAN ELIZABETH AMES NICHOLAS BYRON AMES JARRAD T AMICK PHILLIP ANTHONY AMICO DAVID RYAN AMMONS ROBERT K AMMONS TROY LEE AMMONS ERNEST AMOAKO
JAQUARIE CARTEL AMON-BOOKER VINCENT FLORES AMORANTO PETER AMORMINO DEANGELO ODELL AMOS JONATHON COREY AMOS LEE-WILLIAM AMOS SAMUEL MCKENZIE AMOS DANIEL O AMPADU JACOB AMSTUTZ RUPING AN SUNITHA ANAND ANASTASIA ANANIA LUIS M ANAYA
OGE ANAZIA SURYA A ANBALAGAN P KEAVON ANBARDAN SHAYAN ANBARDAN LONNIE R ANDEREGG BRIAN CHRISTOPHER ANDERS JOSHUA ANDERS JOSHUA FRANKLIN ANDERS JUSTIN T ANDERS TONY R ANDERS APRIL ANDERSEN ARNOLD GEORGE ANDERSEN AUDREY A ANDERSEN
BAILEE DAWN ANDERSEN BLAIR ANDERSEN CARSEN CHAD ANDERSEN CHRIS L ANDERSEN COLTON KENNETH ANDERSEN COREY M ANDERSEN DEVIN ANDERSEN DOYLE CHAD ANDERSEN KAMRI LYNN ANDERSEN KRISTOPHER M ANDERSEN KYLE DEE ANDERSEN LOGAN C ANDERSEN
MARTI D ANDERSEN RANDY G ANDERSEN RODNEY L ANDERSEN TRAVIS DUANE ANDERSEN TYLEE JORDON ANDERSEN ALBERT A ANDERSON AMANDA JANE ANDERSON ANDREW JAMES ANDERSON ANITA ANDERSON AUDRA R ANDERSON BENETT LEE ANDERSON BLAKE ANDERSON
BRADFORD JOSEPH ANDERSON BRADLEY A ANDERSON BRADY V ANDERSON BRAXTEN GREGORY ANDERSON BRENT L ANDERSON BRETT D ANDERSON BRIAN S ANDERSON CARLA R ANDERSON CARROLL ARTHUR ANDERSON CHEYENNE DENALI ARROYO ANDERSON CHRIS D ANDERSON
CHRISTINE ANN ANDERSON CHRISTOPHER CALEB ANDERSON CHRISTOPHER L ANDERSON CHRISTOPHER L ANDERSON CODIE ANDERSON CRAIG N ANDERSON DALE A ANDERSON DANIEL N ANDERSON DEVEN BRICE ANDERSON DUSTIN JAMES ANDERSON DUSTIN R ANDERSON
DYLAN C ANDERSON EDDIE MARTEL ANDERSON EDWARD D ANDERSON JR ELI JONAS ANDERSON IVAN L ANDERSON JAMES N ANDERSON JAMES RUSSELL ANDERSON JASON K ANDERSON JAYDEN MARKIS ANDERSON JERIMY R ANDERSON JOEL DERRICK ANDERSON JR JOHN E ANDERSON
JOHN HEWET ANDERSON JOHN M ANDERSON JOHN MEADORS ANDERSON JR JOHN W ANDERSON JOHNATHAN A ANDERSON JONATHAN ANDERSON JORDON ANDERSON JOSHUA ANDERSON JUSTIN ANDERSON KATLIN ANDERSON KENDAL J ANDERSON KENNETH D ANDERSON
KODY AUSTIN ANDERSON LAUREN NICOLE ANDERSON LAWRENCE EDWARD ANDERSON LEANN MARIE ANDERSON LILLIAN ANDERSON LOGAN WAYNE ANDERSON LOREN RICHARD ANDERSON LYNDSEY A ANDERSON MATTHEW CALEB ANDERSON MELVIN ANDERSON MICHAEL J ANDERSON
MITCHELL KURTIS ANDERSON NATHAN E ANDERSON NATHAN V ANDERSON NICOLE ANDERSON NOAH ANDERSON PATRICK J ANDERSON PAUL ANDERSON PAUL CHARLES ANDERSON PETER S ANDERSON SR RAYMOND ANDERSON RICHARD E ANDERSON RICHARD EDWARD ANDERSON JR
ROBERT ALLEN ANDERSON ROBERT F ANDERSON RUSSELL BARRETT ANDERSON JR RYAN COLE ANDERSON RYAN O ANDERSON RYAN W ANDERSON SETH LEE STONE ANDERSON SETH TYLER ANDERSON SHAWN M ANDERSON SHEILA FAYE ANDERSON SIMS WHITE ANDERSON
TAPANGA NOALIE ANDERSON TERRY D ANDERSON THOMAS COLEMAN ANDERSON THOMAS E ANDERSON JR TIFANEE M ANDERSON TIMOTHY J ANDERSON WILLIAM B ANDERSON ZAIN ANDERSON ADAM DANIEL ANDERTON CORBIN RYAN ANDERTON MICHAEL LLOYD ANDERTON
PAIGE ELIZABETH ANDING MICHAEL E ANDRADA EDUARDO ANDRADE GILSON RODRIGUES ANDRADE SR ROSMERY DELCARMEN ANDRADE SANTIAGO ANDRADE LEE ALLEN IWAN ANDRADE JONATHAN MISSAEL ANDRADE LARRAINZAR GREGORIO ANDRADE MUNOZ
MIGUEL ANGEL ANDRADE REVELES ALEXIS ANTONIO ANDRADE ROCHA ERIKA ANDRASEVITZ JOSEPH ANDRE DAWN MARIE ANDREADIS ANTHONY ANDREATTA VIRVES ANDRES LORENZO BILLY JOE ANDREWS BRIAN SCOTT ANDREWS CHASE WARNER ANDREWS CLAY B ANDREWS
ELIZABETH KATHRYN ANDREWS HARRY ANDREWS JACK ANDREWS JR JONATHAN T ANDREWS JOSHUA S ANDREWS JUSTIN LEE ANDREWS LAYTON ANDREWS MACK J ANDREWS PAMELA L ANDREWS TREVEN MICHAEL ANDREWS TREVOR ROBERT ANDREWS WESLEY JOSEPH ANDREWS
WILLIAM ANDRIULAITIS ANTHONY ANDRUS DENVER CRAIG ANDRUS JEFFREY REAGAN ANDRUS ZAKARY LEWIS ANDRUS GILBERTO A ANDUAGA BARCELO ERNESTO ANDUJO HIRISHIKESH ANERAO MICHAEL J ANESTON SHANE ANG LEONEL ANGEL WESLEY J ANGEL ERICK J ANGELL
KAILA CAIRNS ANGELLO JEREMIAH D ANGERSTEIN TIMOTHY LANE ANGLEMYER JAMES ANGLIN PATRICIA ANGOTTI HOMERO ALCAZAR ANGUIANO CARLOS ANGUIANO CISNEROS JOSE DE JESUS ANGULO MOSQUEDA MARK ANTHONY ANGUS RYAN MARK ANGUS HONG ANH NGUYEN-LY
ROBERT C ANICICH ADIBA ANJUM MASON KEITH ANKER NEVIN A ANKNEY ATHISH ANNATHURAI KEVIN STANTON ANNICHIARICO KORY ANNIS PAUL LOUIS ANSALONE NICOLE ANSAY EUGENE CRISPIN ANSELM JAMES BRODY ANSLEY PHILIP JAMES ANSLOW JOSHUA K ANSTINE
MEGAN A ANTALAN ROGERIO ANTAO CARDOSO JENNIFER ANTCZAK CASEY NICOLE ANTHONY NIVEDHAN ANTHONY FRANCIS ARISTO REX ANTHONY MUTHU MICHAEL JOHNSON ANTHONYRAJ KEONI BOYD ANTOLIN NICHOLAS R ANTONAKOS CYNTHIA N ANTONIO ESTEBAN NICOLES ANTONIO
KAYLA ANTONIONI ANNETTE R ANTON-MALLY CARSON WYNNE ANTRUP ERIK ANTUNEZ AKWASI P ANTWI TYSON R AOKI DANIEL APARICIO NOEL APARICIO ROBERTO C APARICIO ISMAEL FLORES APARICIO JUAN FERNANDO APARICIO BEDOLLA JOSHUA J APFEL MONROE WINTON APGAR
MARCO APODACA GONZALEZ SHAWN MICHAEL APONTE PETER ATTA APPIAH BENJAMIN FORREST APPLE MASON THOMAS APPLE TODD L APPLE VIRGINIA E APPLEBEE BROCK CHADWICK APPLETON NODIN AQUASH CARLOS ALFREDO AQUINO FERDINAND AQUINO JAPHET AQUINO
JOHN AQUINO JONATHAN B AQUINO RAYFE J AQUINO FERNANDO ARAGON NAVARRO YUSUKE ARAI JOSE ALFREDO ARANDA GISELA GUADALUPE ARANDA-PALMA YAHAIRA CAROLINA ARAUJO LEDEZMA MARIO ALBERTO ARAUJO NAVA YULIANA DEL CARMEN ARAUJO VILLANUEVA
GUILLERMO ARAUZ BLAINE ARBELAEZ DEREK L ARBOGAST TRACY A ARBOGAST TREVOR K ARBON TODD ARBOUR RONALD ARCAND JOHN E ARCEMENT DESMOND ARCENEAUX STEVEN MICHAEL ARCHAMBAULT JOSHUA C ARCHER KEVIN DEWAYNE ARCHER RICHARD E ARCHER
STANLEY ARCHER WESLEY CRAIG ARCHER ALONZO ARCHIBALD CASEY A ARCHIBALD CRAIG ARCHIBALD CURTIS B ARCHIBALD MATTHEW D ARCHIBALD ROBERT ARCHIBALD ZACHARIAH D ARCHIBALD BRADLEY ARCHIE JAMEZE DESHAWN ARCHIE JASMINE GERALDINE ARCHIE
JANTZEN L ARCHULETA JOSE ARCINIEGA OSVALDO ALEJANDRO ARCINIEGA SERGIO ARCINIEGA GERARDO SANTIEL ARCOS TYLER B ARD DAMON E ARDIS JR TRAYWICK H ARDIS CHASE ALLAN ARDUSER MARK A ARDUSER JAVAD AREFI FELIPE ARELLANO JORGE ALEJANDRO ARELLANO SR
RICHARD ARELLANO ROBERTO ARELLANO CHRISTOPHER ARELLANO RAMIREZ EDDY MAURICIO ARELLANO ROJAS LUIS ALEJANDRO ARENAS MACHUCA AGUSTIN NA ARENCIBIA GONZALEZ JOEL LADD ARENDER JON AARON ARENDER JEFFREY M ARENDS BRENT RONALD ARENS BRIAN J ARENS
SHAWN M ARENS BRIAN E ARENT MORGAN P ARENT ALBERTO MICHAEL AREVALO ALFREDO AREVALO JR JAIME ANTONIO AREVALO SANCHEZ ABEL DE JESUS AREVALO ZAMORA KATHERINE ARGIRIOU DAVID W ARGO JR CARLOS ARGUELLES REISY ARGUELLO CELESTINO ARIAS
JHONNY RAUL ARIAS JORGE A ARIAS JONATHAN ARIAS CALDERON ROSBEL NA ARIAS MILLAN JOSE GREGORIO ARIAS MORDAN MARIA LORENA ARIAS QUINTERO YARELI NOEMI ARIAS VILLALOBOS IKRAM ARIFF JUVOKHIRBEK ARIFOV KHUSRAV ARIFOV GIRIDHARAN ARIKRISHNAN
LUIS ORLANDO ARISTUD SR PIA ARJANG KRISTA L ARKFELD KANE MICHAEL ARLINGTON ANTONIO ARTURO ARMAS HERNANDEZ CHAYCE LANDON ARMBRUSTER RICKY LEE ARMBRUSTER FRANCISCO ARMENTA JOSE A ARMENTA ADRIANA PEREZ ARMENTA JUSTIN MICHAEL JOE ARMES
WILLIAM R ARMES JUSTIN ARMOR AARON R ARMSTRONG ADAM ARMSTRONG ADAM MICHAEL ARMSTRONG AUSTIN E ARMSTRONG CHRISTOPHER L ARMSTRONG CHRISTOPHER W ARMSTRONG ERIC B ARMSTRONG JERRY R ARMSTRONG JOSEPH KNORBERT ARMSTRONG
JOSEPH LEE ARMSTRONG JUDSON GRANT ARMSTRONG JUSTIN LEE ARMSTRONG KEITH A ARMSTRONG KEVIN L ARMSTRONG KURTIS A ARMSTRONG LESLIE ARMSTRONG LOUIS LAMONT ARMSTRONG LYDIA M ARMSTRONG MICHAEL LORIN ARMSTRONG MICHAEL S ARMSTRONG
REESE JERARD ARMSTRONG RUSSELL DON ARMSTRONG ZACKARY KADEEM ARMSTRONG ETHAN ARNASON JASON ARNDT JOHN WESTON ARNDT JAMES ALEX ARNETT JAMES R ARNETT KHRISTA NICOLE ARNETT VASHAN T ARNETTE DAVID ARNEVIK DONALD ARNOLD EDWARD ARNOLD JR
JAYSON RAY ARNOLD JONAH ARNOLD JUSTIN LEE ARNOLD KALEB CHRISTIAN ARNOLD NICHOLAS M ARNOLD TRENTON WESLEY ARNOLD WILLIAM S ARNOLD BRIAN MICHAEL ARNONE KODY ARQUETTE DANIEL GUSTAVO ARREDONDO LEOPOLDO G ARREDONDO SERVANDO ARREDONDO
ALAN GASTON ARREDONDO CASTILLO ANA PAULA ARREDONDO CASTILLO LARISSA ARREDONDO DOMINGUEZ BRIAN PATINO ARREGUIN CHRISTOPHER ARREGUIN EDDIE ARREGUIN ERIK ARREGUIN JOSE PATINO ARREGUIN ALFREDO ARREOLA JASON ARREOLA RENEE JOY ARREOLA
JENNIFER ROSE ARREQUIN FELIPE ARRESEIGOR EDUARDO ARRIAGA CHARLES C ARRINGTON JUSTIN ARRINGTON ROWANTA XAVIER ARRINGTON MICHAEL ANTHONY ARRIOLA IGNACIO GONZALEZ ARROLLO ARMANDO ARROYO FELIX OMAR ARROYO JOHNNY REA ARROYO
GABRIEL ARROYO CALVILLO MANUEL ARRUDA EDWARD A ARSENAULT JR RYAN MATTHEW ARSENEAU ZACHARY L ARSNOE ANTHONY B ARTAGAME JASON B ARTAGAME LEONEL M ARTEAGA SR MARCO ANTONIO ARTEAGA JOSE CARLOS ARTEAGA-CASTANEDA MARK ARTECHI
GEORGE W ARTENSTEIN TYLER E ARTFITCH BRANDI ARTHUR JASON ARTHUR STEVEN JOSEPH ARTHUR JUAN M ARTIGAS JR NOAH ARTUSO MUTHU DAYANIDHI ARUNACHALAM SIVARAM ARUNACHALAM JOHN M ARVIDSON DAVID EUGENE ARVIN JORGE ALEJANDRO ARZABALA TORRES
CESAR ALONSO ARZABALA- TORRES JUAN CARLOS ARZATE ARNOLDO ARZOLA FRANCISCO JAVIER ARZOLA HELEN QUETZALY ARZOLA GREGORIO ARZUAGA PHILIP ASANTE WILLIAM EARL ASBACH KEITH V ASBELL MASON ANDREW ASBELL SEAN C ASBELL WILLIAM HERBERT ASBURY IV
BRIAN M ASCHLEMAN DAGMAWI T ASFAW JADAH MYKEA ASH RUSTY S ASHBY JR SHELLY ASHBY CHARLES WILLIAM ASHCRAFT ZACHARY H ASHCROFT KELVIN D ASHE EASTON T ASHER ROY L ASHER MOHAMMADREZA ASHERLOO BRENNEN DAVIS ASHFORD DENNIS L ASHINHUST
AMBER ELISABETH ASHLEY ANDREW ASHLEY BONNIKA N ASHLEY BRYAN HARRIS ASHLEY JR CHRISTOPHER RASHAN ASHLEY CODY D ASHLEY GRANT NEAL ASHLEY MATTHEW HARRELL ASHLEY THOMAS H ASHLEY THOMAS K ASHLEY WILMA S ASHLEY D MCKADE ASHLIMAN
ANNA NICOLAMISHA ASHMEADE EMILY S ASHMORE JOHN NEAL ASHMORE JOSEPH KEVIN ASHMORE MARK D ASHMORE STEPHEN ASHMORE WALTER KAINE ASHMORE ANIKET ASHOK PATIL ASMITA ASHOK PATIL AVINASH ASHOK SWAIN ANDREW MARK ASHTON RANDY ASHURST
RYAN ASHURST BRANDON ASHWORTH GORDON REED ASHWORTH JAMES D ASHWORTH RONALD W ASHWORTH AMY PILAND ASKEW JOSEPH P ASKEW KENDALL ASKEW STEVEN WAYNE ASKEW II WILLIAM BRYANT ASKEW WILLIAM TONY ASKEW MAHDI ASSAR HANAN ASSFOURA
MICHAEL A ASTROSKY ROGER S ASUNCION LAHU ASWALE MEHMET E ATAMAN RICHARD ATAMANCHUK WILLIAM A ATCHER RUSSELL H ATCHLEY CHAYOTE ATEAH TANIA RENEA ATES VIRAJ ASHOK ATHAVALE TANNER ATHERTON DAN ATKIN ANTHONY ANDREW ATKINS ISOM ATKINS III
ISOM ATKINS JR JASON CLAN ATKINS MICHAEL EDWARD ATKINS PATTY KERBY ATKINS STEVEN CODY ATKINS STEVEN D ATKINS WILLIAM M ATKINS AUSTIN ATKINSON BRADY W ATKINSON BROOKS E ATKINSON CHRISTIE LYNN ATKINSON DAKOTA JAMES ATKINSON DANIEL L ATKINSON
ELIJAH ALEXXANDER ATKINSON JAKE DANIEL ATKINSON JAMES BRENT ATKINSON JAMES R ATKINSON JR JOANNE ATKINSON JONATHAN B ATKINSON JOSEPH J ATKINSON IV MARK A ATKINSON RICHARD ATKINSON SHANE CHRISTOPHER EVANS ATKINSON SKYLER D ATKINSON TINA ATKINSON
ALEXANDER ATOIAN AMANDA C ATTAWAY LEE R ATTAWAY BOYD ATTERBERRY ASTRID ALEJANDRA ATTIAS CEVEDO ETHAN JAY ATWOOD SHEARL DEAN ATWOOD CHRISTIAN AUBIN JAMES MICHAEL AUBREY HAYDEN JACK AUBUT JOSIAS JOHANNES AUCAMP KYLA AUCONE ROBERT AUCONE
ROBERT A AUCONE JOSHUA MICHAEL AUER MICHAEL AUER BRANDON AUFFERT CHRISTOPHER CHARLES AUFRANCE CHANDLER ESPAN AUGENSTEIN KIRSTEN A AUGSBACK JAMES P AUGUSTIN LINDSEY L AULBY ROBBY AULT RAYMOND E AULTMAN JACOB EZEKIEL AUSTERMAN
CLAYTON HASLETT AUSTILL NATHANIEL WILLIAM AUSTILL ADAM T AUSTIN ARIANA AUSTIN CODY ISAIAH AUSTIN CURTIS AUSTIN DYLAN QUADE AUSTIN ERIC L AUSTIN GEORGE S AUSTIN HAYDEN ALLEN AUSTIN HERSHEL W AUSTIN JASON S AUSTIN JOEY L AUSTIN KARA CAPREE AUSTIN
KAYLA BROOKE AUSTIN KYLER CLAIR AUSTIN MICHAEL ANTHONY AUSTIN SHAWN H AUSTIN THEA AUSTIN ANTHONY AUSTON JEREMY JOHN AUTHEMENT JR MIGUEL ANGEL AVALOS SARAI AVALOS JULIO AVALOS ESCOTO ALEXANDRA C AVANS DARRELL WEST AVANS JACKSON MCKAY AVANT
MAXIMILIANO AVER MICHAEL S AVERITT LILY MAE AVERKAMP BRIAN AVERY BRYAN KEITH AVERY JR DERRELL AVERY JACOB WESTON AVERY JAMES TYLER AVERY KEVIN RAY AVERY AARON AVILA ERIK AVILA FLOR MARÍA AVILA JOSE AVILA LUIS AVILA MARIE AVILA MARTIN X AVILA
MATTHEW ELLIS AVILA WILSON AMILCAR AVILA BATEN OSSIEL NA AVILA DELGADILLO CESAR AVILA RAMIREZ FRANCISCO AVILA-AGUILAR JFERNANDO AVILA-GARCIA BRENDA ARACELI AVILES VANESSA AVILES DAVID WALTER AVILES LOPEZ LILIIA AVILES-DIAZ EDUARDO AVILEZ JR
JAMES D AWBREY ZA AWI JACOB ROSS AXELSON RYAN J AXFORD ANDREW AXLINE KEVIN ROBERT AXT CARLOS ALFONSO AYALA JAVIER AYALA MARIE GISELLE AYALA OTONIEL N AYALA JOSE RUBEN SANCHEZ AYALA JOSE G AYALA CINTORA URIEL AYALA CINTORA
CESAR ANTONIO AYALA-MARTINEZ JAMES AYCOCK JR JUSTICE MALACHI AYCOCK KEVIN ERIC AYCOCK CHRISTOPHER R AYER ANGELA N AYERS JUSTIN C AYERS NATHAN ROBERT AYERS THOMAS AYERS KRYSTAL LEE AYNES MICHAEL ROBERT AYOTTE SHADY AYOUB AUSTEN WILLIAM AYRES
DANIEL W AYRES WALKER ROBERT AYRES MOHAMED AZARUDEEN TONY A AZEVEDO AIDAN THOMAS AZINGER PEDRO IVAN AZUARA-HEREDIA ISAAC SABINA AZUCENA SAHEED ADEOYE BABALOLA ASHLEY BABB ADAM S BABCOCK KEVIN M BABCOCK HERMAN R BABE LOGAN DATHEN BABER
DALE A BABIN JR RICHARD J BABINEAU JAY RYAN BABOR UNNIMAYA BABU NORMAN BABUIN AKKASH BABUJI IVAN ALEXIS RODRIGUEZ BACA JAKE A BACH SEVERIN J BACH ALBERT BACHE MARCUS ADAM BACHELOR DEVAN LYNN BACHER MATTHEW D BACHMAN JOHN R BACK III
CHRISTOPHER J BACKEL JONATHAN BACKES CHAD W BACKHAUS JESSE J BACKHAUS ARNE NILS BACKLUND GREGORY R BACKUS NATHAN W BACKUS RODNEY W BACKUS KEVIN E BACON MAVERICK WESTON BACON SKYLER CHASE BACON TERRY A BACOTE TERRY KYSHAWN BACOTE
KYLE BADCOCK TRAVIS BADEAUX COLLYN BADENHOP TIMOTHY BADER JAMES L BADGER JUSTIN MALIK BADGER SAMANTHA LYNNE BADGER ALEX ARTURO BADILLO GERALD G BADMAN JR VANCE BADOUR DHILIPKUMAR BADRAPPAN JAEWAN J BAE KERRY M BAEHR ALEXANDER BAER
JASON A BAER JEREMY BAER MATTHEW P BAERMANN MARCO A BAEZ ABRAHAM BAEZA YAIR ALBERTO BAEZA GOMEZ TY SCOTT BAGGE HADI BAGHCHEHSARAI JERZY BAGINSKI ANTHONY W BAGLEY ROBERT C BAGLEY MARK BAGNULO SAMANTHA LYNN BAGNUOLO CARLTON BAGWELL
JEROD A BAGWELL COLBY R BAHE JESUS BAHENA GARCIA BRICE BAHHUR BENJAMEN BAIER RYAN BAILER CHADRICK MORICE BAILEY CHARLES A BAILEY CHASE D BAILEY CHRIS V BAILEY CHRISTA D BAILEY CHRISTOPHER JERRY BAILEY DALE BAILEY DARREN R BAILEY DAVID W BAILEY
DEREK WAYNE BAILEY GREGORY DEWAYNE BAILEY JACOB BAILEY JOHN E BAILEY JOHN PATRICK BAILEY II JONATHAN BAILEY JONATHAN R BAILEY JOSEPH AARON BAILEY LARRY DION BAILEY LAUREN W BAILEY LOGAN JACOB BAILEY LOGAN T BAILEY MADALENE KAYLEE BAILEY
MICHAEL BAILEY NATHAN D BAILEY PHILIP DAVID BAILEY QUENTIN NATHANIEL BAILEY RANDY K BAILEY RANDY S BAILEY TANNER DAKOTA BAILEY TRENTON BAILEY JORDAN ALEXANDER BAIN BRYAN ZACHARY BAINES KYNDAL GRACE-ANN BAIR RICHARD SCOTT BAIR STEVEN R BAIR JR
TRICIA RENEE BAIR JOSHUA C BAIRD MORGAN E BAIRD MARTIN BAJER THOMAS WALTER BAJIER ALBERT BAJRAMI KARANPREET BAJWA ANDREW BAJZERT ANTHONY BAK AARON BAKER AARON C BAKER AARON K BAKER ADAM L BAKER ALEX BAKER AMY B BAKER AMY NICOLE BAKER
ANDREW PORTER BAKER ASHLYNN GWEN BAKER BRAEDEN D BAKER BROOKLYN BAKER CHANCE A BAKER CHRISTOPHER M BAKER CODY L BAKER CODY RAY BAKER DANIEL W BAKER DANIELLE NICOLE BAKER DANNIELLE S BAKER DAVID BAKER DAWANA ALLAROSA BAKER
DUSTIN WAYNE BAKER ELLISHA SUE BAKER FORRESTER R BAKER GABRIEL GENE BAKER IRA J BAKER JARRIOD B BAKER JOEL D BAKER JOHN J BAKER JONATHAN D BAKER JONATHAN S BAKER JORDAN LEE BAKER KAIGAN SCOTT BAKER KEVIN BAKER KEVIN BAKER KYRON BRENT BAKER
LORAN RUBY BAKER MATTHEW STEPHEN BAKER MICHAEL E BAKER MICHAEL O BAKER MIRAN OTHMAN BAKER PATRICE ANN BAKER PHILLIP A BAKER PRESTON O BAKER RANDALL G BAKER JR RHONDA KAY BAKER ROY L BAKER RUSSELL D BAKER SCOTT M BAKER SCOTT R BAKER
SPURGEON G BAKER JR TAMATHA L BAKER TYLER BAKER TYLER JAMES BAKER TYLER NEIL BAKER WADE BAKER WILLIAM BAKER WILLIAM BAKER LUMINITA BALABAN HARSHAVARDHAN BALAJI KARTHIKA BALAKRISHNAN NIKEISHA BALAKRISHNAN VINOTHKUMAR BALAKRISHNAN
ATHINAM BALASUBRAMANIAN JOSHUA THOMAS BALBIER ISRAEL SALDIVAR BALBOA CRISTOBAL BALBUENA KELGUER BALBUENA MARCELINO BALBUENA JESUS BALDERAS JOSE LUIS BALDERAS SUZANNA GONZALEZ BALDERAS RONALD P BALDO JACOB ANDREW BALDUF DEWAUN L BALDWIN
JEFFERY M BALDWIN JR JOSHUA RYAN BALDWIN LOGAN ANDREW BALDWIN MASON BALDWIN TAYLOR JOY BALDWIN GABRIEL DAVID BALEANU ASHLEY BALES CHADRICK DURAY BALES CHASE AUSTEN BALES MATTHEW JOSEPH BALEST JEAN-MICHAEL BALHA CHRISTOPHER A BALICKI
DERON BALKARAN BRANDON THOMAS BALKE CHRISTOPHER MARVIN BALKE CHRISTA C BALL DARNELL BALL JR GARRY W BALL JASON JOEL BALL JOHNNY J BALL II LAURA BALL MARCI R BALL RANDI RAE BALL SAMUEL D BALL TIMOTHY J BALL TUCKER DANIEL BALL ZACHARY HAYDEN BALL
JESSE BALLA CJ HUNTER BALLARD BRADLEY THOMAS BALLENGER AUSTIN M BALLENTINE KIERRA MICHELLE BALLENTINE TRACIE BALLENTINE JOSE BALLESTEROS JUAN BALLESTEROS ROCKY PARAYNO BALLESTEROS JOSEPH F BALLEW III WESLEY TYLER BALLEW VICTOR SAMUEL BALLEZA
WAGNER DAELY BALLINGER FREDERICK BALLOU JASON LEE BALLS NICKOLAS JOHN BALMER JONATHON P BALOGH DAMILOLA SOLOMON BALOGUN OLABOSIPO BALOGUN BRODY JAMES BALSER MARTIN BALTAZAR MARIA BALTAZAR ANDRES CLAUDIA ELIZABETH BALTAZAR DIAZ
CYWEN TABITA BALTERO JANICE BALTZELL LUIS JESUS BALVER NAVARRETE RUSSELL J BALVIN KRISTI MARIE BANALES RAMIRO BANDA ROJAS SIVA SENKAR BANDARU IHOR BANDRIVSKYI HELEN SHELBY BANDT MAXWELLE BANDT CRAIG M BANDUR SEAN MICHAEL BANDUR
CHRISTIAN LEE BANE WILLIAM R BANE SUSANNAH CREIGHTON BANFIELD DAVE BANGERT JEREMY BANKER BRANDON A BANKS BRANDON ANTHONY BANKS JR CHARLES ERIC BANKS COURTNEY D BANKS DELMAS M BANKS DELMAS M BANKS DENIS BANKS ERIC E BANKS

HARRISON KYLE BANKS OCTAVIS BANKS III PERRY R BANKS RYDER ALAN BANKS WILLIAM B BANKS WILLIAM CODY BANKS WILLIAM T BANKS WILLIE CORNELL BANKS COLTON W BANKSTON WALTER W BANNICK JAMES MICHAEL BANNING JR DANIEL T BANNON STEPHEN P BANNOWSKY
FAMEZA BANO NOAH C BANTON RAMON BANUELOS ALBERTO BARAJA RIGOBERTO BARAJAS ROBERTO BARAJAS SALVADOR BARAJAS JORGE FERNANDO BARAJAS MACIAS ANNA E BARAN CALEB TIMOTHY BARAN MATTHEW PAUL BARAN BRANDON LEE BARBEE CAREY LORENZO BARBEE II
DEVORIK BARBEE KEVIN TRENT BARBEE VALARIE JENINE BARBEE ANGEL NICOLE BARBER BRAYDEN BARBER BREANNA BARBER CHRISTOPHER WILLIAM BARBER DERRICK B BARBER FRANKLIN BARBER HEATH BARBER JASON BARBER JOSEPH BRETT BARBER LARRY JEROME BARBER
MASON JEROME BARBER MITCHELL LEE BARBER RICHARD BARBER BRIAN L BARBERY JESSICA RENEE BARBISH FRANK W BARBON LUIS ANGEL BARBOSA HECTOR O BARBOZA-REYES FAY BARBRICK DAVID P BARCAL KENDRA GULLATT BARCLAY SHEILA RENE BARCLAY
ROHIT RATNAKAR BARDAPURKAR ERNEST E BARE MICHAEL S BARE CHRISTOPHER BRADLEY BAREFOOT JEFFREY JOHN BAREFOOT ARTUR DOMINIK BAREJA JEFFREY BARFIELD JOHN FRANKLYN BARFIELD REX KENDELL BARFIELD II BRAD K BARFUSS JOHN K BARFUSS KARL L BARFUSS
CHARLES E BARGER JR WILLIAM DEVON BARGER CHRISTY LYNNE BARGERY NICKOLE M BARGMAN MATTHEW D BARGSTADT JONATHAN ROBERT BARHAM ANDREW M BARKER CHRISTOPHER LAYTON BARKER COOPER BJ BARKER DANIEL RYAN BARKER DONALD WILLIAM BARKER III
DOUGLAS W BARKER GAIGE B BARKER GRANT BARKER HAMPTON T BARKER JARRETT TYLER BARKER JOSEPH A BARKER JOSHUA BARKER KEVIN L BARKER KEVIN P BARKER MICHAEL BARKER QUENTIN THOMAS BARKER ROBERT GLENN BARKER RUSSELL W BARKER TIMOTHY J BARKER
TODD A BARKER TRAVIS J BARKER TYLER BARKER JONATHAN THOMAS BARKL ERNEST BARKLEY HERMAN JON BARKLEY JEFFREY PAUL BARKMAN CHARLIE O BARKS GARY LYNDALE BARKS NATHANIEL B D BARKS CHARLES E BARKSDALE JR ERIC J BARKSDALE JOSHUA HOYT BARKSDALE
KEVIN E BARKSDALE JOSHUA B BARLET FRASHOD C BARLOW NATHAN BARLOW ZACHARY WAYNE BARLOW SURENDRA BARMA JOSEPH RYAN BARNABY KEENON D BARNARD DARNELL RENARE BARNER DARYL R BARNER ISAIAH DARYL BARNER ROBERT J BARNER SHANE D BARNER
KALVIN BARNERT ALFRED J BARNES JR ANDREW RAYMOND BARNES AUBREY NICOLE BARNES BRIAN A BARNES CHARLES BARNES CHRISTIAN DYRE BARNES CLAIRISSA GRACE BARNES DAMEON O BARNES DAVID R BARNES DONALD E BARNES DUSTIN BARNES EDDIE LEE BARNES
HENRY WESLEY BARNES JACOB WESLEY BARNES JOHNATHAN TYLER BARNES JUSTIN BARNES JUSTIN D BARNES JUSTIN M BARNES KAPHONES LATRELL BARNES LAQUAN BARNES LOGAN ALEXANDER BARNES MATTHEW ELLIOTT BARNES NATHANIEL MATTHEW BARNES ONEIL BARNES
RAYMOND G BARNES ROBERT LUTHER BARNES TIMOTHY BLAINE BARNES TODD D BARNES TRAVIS D BARNES VIRGIL LEE BARNES WILLIAM D BARNES AARON J BARNETT COREY JAMES BARNETT CYNTHIA EULA BARNETT JAMES M BARNETT JAMIE MAURICE BARNETT KENDALL LEIGH BARNETT
MATHEW DAVID BARNETT MATTHEW C BARNETT MELISSA S BARNETT TIMOTHY BLAKE BARNETT WILLIAM MATTHEW BARNETT CHRISTOPHER DANIEL BARNETTE COREY PATRICK BARNETTE DONALD A BARNEY REYNALDO CORTEZ BARNEY JR SHELLY ANN BARNGROVER AARON R BARNHART
CLIFFORD DAVID BARNHART DANIEL DEAN BARNHART DAVID E BARNHART DEVON MARTIN MICHEAL BARNHART KENNETH E BARNHART MARK BARNHART BRIAN ADAM BARNHILL MATTHEW ALAN BARNHILL JASON R BARNSTABLE NANCY SUSAN BARNWELL DOUGLAS BARON MARK H BARON
ADAM J BARONE ANDREW H BARR ERIC BENJAMIN BARR JAMES A BARR JEREMY L BARR JOHN H BARR JOSHUA D BARR JOSIAH A BARR LOGAN K BARR VINCE BARR JUAN BARRAGAN ROBERTO CARLOS BARRAGAN DELFINO BARRAGAN LOPEZ EDWIN SALVADOR BARRAGAN SOLANO
BENJAMIN N BARRANCO MARCO ANTONIO DIAZ BARRANCO MOLLIE E BARRATT ALESSANDRO BARRECA ADEL BARRERA ERIKA JOY BARRERA RACHAEL BARRERA ADRIANA ALEJANDRA GUZMAN BARRERA CALEB RYAN BARRETT CASEY WILLIAM BARRETT CHRISTOPHER L BARRETT
CHRISTY LEE BARRETT DAWN M BARRETT JACOB A BARRETT JEREMY C BARRETT JEREMY KYLE BARRETT ROBERT J BARRETT JR SHAWN H BARRETT STEVEN RAY BARRETT ZACHARY PHILIP BARRETT BRANDIE LEE BARRETTE JUSTIN DUANE BARRINEAU LAURICE R BARRINEAU JR
KIRK D BARRINGTON II NATHAN BARRINGTON TIMOTHY BARRINGTON BRETT DAVID BARRIOS ENGELS JOSUE BARRIOS RUSSELL Q BARRIOS CHAD R BARRON JASON DERRICK BARRON ROBERT DARYON BARRON BRANDON DE JESÚS BARRÓN JEAN N BARROS AREVALO WILLIAM J BARROW
JOSHUA D BARROWS CHANDA LAVEE BARRY ETHAN BARRY JOSEPH BARRY MARTIN E BARRY III MORGAN RENEE BARRY ROBERT J BARRY STEVEN THOMAS BARRY WINSTON BARRY ZACHARY M BARRY COREY THOMAS BARTEE STEVEN J BARTEL JOHNATHAN RUSSELL BARTHEL
MATTHEW ALAN BARTHOLET AARON C BARTHOLOMEW CHRISTOPHER BARTHOLOMEW KARRIE ANN BARTHOLOMEW LISA MARIE BARTHOLOMEW CLARE ELISE BARTLETT DAMIAN WESTON BARTLETT JAMES ALAN BARTLETT JEREMY LEE BARTLETT JOSHUA NASH BARTLETT PETER BARTLETT
ROBERT L BARTLETT TIFFANY BARTLETT BRITTANY ROCHELLE BARTLEY TIMOTHY J BARTLING ALFRED M BARTOL PHILLIP BARTOLETTI THOMAS M BARTON DAMIAN WEST BARTRUM DUSTIN THOMAS BARWICK TERRY O BARWICK WALTER BARWICK YOGI GROFF BARWICK HANNAH NICOLE BARY
MARY ANN BASCO MIGUEL BASCUR DACODA WAYNE BASDEN BLAIRE ELIZABETH BASHAM BRANDON LEE BASHAM HEATHER M BASHAM KAITLYN ELIZABETH BASHAM KENNON DALE BASHAM PAUL D BASHAM GERALD BASHAW JR STEVEN E BASHFORD KARI E BASHIOUM JESSICA BASHORE
RANDALL BASHORE JR GOWTHAM BASKAR KRISHNARAJ B BASKAR K BRETT BASLER TARAY MYCHELE BASNIGHT ALAIN BASQUE CECIL RYAN BASS CHANTASIA RAPSODEE BASS ELLIS BASS LEVON BASS ROBERT BASS RYAN CHRISTIAN BASS SKYLER SHANE BASS VICTOR BASS
WILLIE MCAURTHUR BASS LOGAN BASSETT JASON L BASSHAM JACK JOHN BASSILE FABRICE BASTIEN JOSEPH B BASTIN MALISSA ANMAREE BATCHELOR JORDAN DALE BATELAAN JIM BATEMAN MILES A BATEMAN TANNER BATEMAN AARON KENNETH BATES BRIAN K BATES
CHRISTOPHER M BATES CORY A BATES DANIEL D BATES DEWIGHT EDWARD BATES DUSTIN BATES GEORGE ALLEN BATES JASON BATES JEFFREY KYLE BATES JOSHUA M BATES KWESI BATES RONNIE L BATES RYLAND EDWARD BATES SHAKEIL JEREAL BATES TAMI BATES TOMMY BATES
TONY WAYNE BATES TYLER L BATES WILLIAM ANDREW BATES DARRELL WAYNE BATLEY JORGE A BATRES MARK A BATSON MELVIN J BATSON STEFANO MACARIO BATTAFARANO THOMAS J BATTERBEE JOHN CAMPBELL BATTERSBY TREVOR RILEY BATTERSHAW LINDSAY BATTILANA
TAWAN BATTLES EUGENE G BATTOCCHIO BRANDON WAYNE BATTON BRIAN K BATTON JASON C BATTON JOHN HOWARD BATTS SHELTON MITCHELL BATTS SHELTON MITCHELL BATTS II TIMOTHY M BATTS JOHN F BATY CHAD MICHAEL BAUDENDISTEL STEPHEN BAUDLER ADAM J BAUER
JOHN EDWIN BAUER JOSHUA BAUER KELCI B BAUER QUENTIN G BAUER REID CHRISTIAN BAUER TREVOR T BAUER SETH E BAUERLE AUBREY BAUGH III CALVIN CURTIS BAUGH DANIEL WARREN BAUGH TYLER STEVEN BAUGHER FRANKLIN A BAUGHMAN TYLER A BAUGHMAN BELLE R BAUGUS
DYLAN CHASE BAUGUS JODY W BAUGUS ADAM C BAUMANN DAVID BAUMANN RACHAEL L BAUMANN SARA J BAUMANN SETH M BAUMERT FRANK L BAUMGARDNER ANTHONY C BAUMGARTNER BRENDAN J BAUMGARTNER DANIEL C BAUMGARTNER RICHARD MATTHEW BAUREIS
TIMOTHY J BAUSMITH ABELINO BAUTISTA JOHNNY BAUTISTA JOSEPHINE DEGUZMAN BAUTISTA LUIS MIGUEL BAUTISTA MOISES BAUTISTA NEREIDA BAUTISTA CARLOS DE JESUS HERNANDEZ BAUTISTA EDGAR GUTIERREZ BAUTISTA ALMA LILIANA BAUTISTA ALCARAZ
CHRISTIAN DAVID BAUTISTA QUIROGA ALLEN MICHAEL BAXLEY DEVIN K BAXLEY JACKSON WINFIELD BAXLEY ROBERT S BAXLEY JR SCOTT A BAXLEY DAVID ERIC BAXTER GERALD R BAXTER JEREMY CHARLES BAXTER MATTHEW BAXTER ROBERT GRAY BAXTER STEPHANIE RENEE BAXTER
TONIA J BAXTER MICHAEL JAMES BAYERQUE CHRISTIAN BAYLES ANDREW BAYLISS ANTONIO BAYLON YANKUBA BAYO MAIKHEL LORENZ BAYOT JEWL BAYWONG ROI ALBERTO BAZAN LINAN CASEY MOZINGO BAZEN DANIEL WALKUP BAZEN JOHN D BAZEN KEVIN FIELDS BAZEN
CONNOR THOMAS BAZHAW JOHNNY R BAZZELL II LOUIS BAZZLE JR ADAM L BEACH BOSTON D BEACH CRAIG W BEACH PHILLIP A BEACH BRIAN L BEACHY AMMON BEAGLEY DERRICK BEAHM JESSE LEE BEAL STEPHEN BEALE MACRESZZ L BEAMON DEVIN J BEAN ELIZABETH A BEAN
LORETTA J BEAN REX HOGAN HENDERSON BEAN ROBERT WINNFIELD BEAN JR SONYA Y BEAN TIMOTHY BEAN WILLIAM J BEAN WILLIAM J BEAN YANCY W BEAN JACKSON DRAKE NICOLAS BEANE BRANDON BEAN-ROBERTS DAVID BEAR THOMAS R BEAR CHAD BEARD DANNY R BEARD
MACK ARTHUR BEARD III SAMUEL T BEARD SEAN M BEARD BENJAMIN DAVID BEARDEN GINA MICHELLE BEARDEN JEFFREY A BEARDEN JOSEPH BEARDEN JOSEPH GENE BEARDEN MISTI QUEEN BEASLEY NICHOLAS SCOTT BEASLEY SHANE A BEASLEY STEVE L BEASLEY DUSTIN L BEASON
PHILLIP ADAM BEASON JONATHAN BEATH BRITTNEY DANIELLE BEATTIE VICKEY LEE BEATY JOHN PETER BEAUCHAMP MANUEL D BEAUCHAMP NICHOLAS BEAUCHAMP JOHNATHAN PAUL BEAUDETTE TRAVIS L BEAUDETTE ELIJAH STEPHON BEAULIEU FRANCOIS BEAULIEU KIMBERLY BEAULIEU
RICHARD BEAULIEU JEFFREY D BEAUMONT RAPHAEL BEAUMONT CHRISTOPHER BEAUPARLANT MICHEL BEAUPARLANT SHAWN A BEAUPRE BRIAN SCOTT BEAVERS JON W BEAVERS LUCAS WADE BEAVERS TREVON LAMARO BEAVERS MALIA NOELLE BEAVERSON CARLOS LOPEZ BEAZER
DAINA MARCELA BECERRA GONZALEZ SHAWN BECHER MICHAEL WAYNE BECHERER CHARLES JOSEPH BECHT III DALTON BRYANT BECHTEL JANET S BECHTEL MATTHEW BECHTOL ALEXANDRIA MARIA BECK BRIAN AVERY BECK CHRISTINA M BECK DYLAN CHARLES BECK GILLEM JONCOLT BECK
JAMES W BECK JEFFERY W BECK JENNIFER L BECK JOHN DAVID BECK JONATHAN BECK TAYLOR R BECK WILLIAM DAVID BECK ZEB DENNIS BECK ANDREW BECKER GRANT H BECKER JEREMY BECKER MATTHEW D BECKER ROBERT S BECKER SHAUN MICHAEL BECKER STEVEN BECKER
BRANTLEY T BECKHAM DYLAN J BECKLEY ANDREW WILLIAM BECKMAN EMMA K BECKMAN JONATHAN EUGENE BECKMAN NICHOLAS E BECKMAN KEVIN R BECKMANN JAMES DARRELL BECKSTEAD MATTHEW DYLON BECKUM ANITRA BECNEL KEVIN BECNEL LOUIS-SAMUEL BEDARD
JAY L BEDDINGFIELD CHANDLER KEITH BEDECKER KEVIN BEDELL MATTHEW BEDELL KYLE BEDFORD ANTHONY BEDOLLA ANTONIO BEDOLLA MARCOS A BEDOLLA RAMON BEDOLLA CRISTIAN DE JESUS VELA BEDOLLA LARRY A BEDWELL JR DERRICK D BEECHAM JAMES ALLEN BEECHER
TREVOR IVAN BEECHER TISHA BEECHING BRADLEY J BEED EMILY ANN BEED ROBERT LEE BEEKS MICHAEL DAVID BEEMSTERBOER RODNEY A BEER NATHAN J BEERBOWER ANDREW BEERMAN ASHLEY E BEERS DAKOTA L BEERS JUSTIN L BEERS THOMAS BEERS TREVOR J BEERS
ELISSA NOELLE BEERY CHRISTOPHER M BEGAY ANDREW MICHAEL BEGGS MICHAEL M BEGGS JOSEPH M BEHIL DAVID J BEHILO TINA R BEHLE ALLEN BEHLING LESTER BEHM ADAM L E BEHMER BAILEY JO BEHMER TREVER D BEHNE NATHANIEL W BEHNKIE ALLEN C BEHR DAVID J BEHRENDT
KATHERINE BEHRENDT MARK N BEHRENS MATTHEW J BEHRENS STEVEN T BEHRMAN WILET BEHRUE CHRISTOPHER J BEIL DANIEL BEINE ROSANNE MARIE BEINLEIN KERRI SHANNON BEIRNE HENRY J BEISHLINE KEVIN J BEISHLINE ROBERT LEE BEISHLINE HEATHER BEISHUIZEN
DIANNE E BELAMARICH AUSTIN BELANGER KARL BELANGER DYLAN CHASE BELANGIA HERMAN BELANGIA CODY JEROME BELCHER HUDSON GRAHAM BELCHER MATTHEW HARRISON BELCHER MICHAEL B BELCHER CHARLES C BELEKIS GREGORY A BELEKIS CODY L BELEW
COLTON GREGORY BELEW JENNIFER L BELEW TYLER AUSTIN BELEW BRYAN BELFORD ANTHONY KYLE BELK AARON CRAIG BELL ALLEN DOUGLAS BELL ALLEN KYLE BELL ANTHONY CLYDE BELL ARTHUR J BELL BRIAN J BELL BRIAN K BELL CARMEN DIANA BELL CELESTE BELL
CHRISTOPHER GERMAINE BELL CHRISTOPHER JOHN BELL CLINT A BELL DAWSON LEE BELL DEREK DANIEL BELL EMILY ANN BELL JAMES MATTHEW BELL JASON G BELL JASON HENRY BELL JASON K BELL JEANNIE MARIE BELL JERRY BELL JERRY LAYNE BELL JOSHUA A BELL
JUSTIN WILLIAM BELL NATHAN R BELL NATHANIEL JOB BELL PATRICK LEFLOYD BELL REBEKAH MACKENZIE BELL SAMUEL G BELL STEVEN BELL TAMELA L BELL TAYLOR BELL TILER DAMEON BELL TREVONTE JAMAR BELL WILLIE BELL JACQUELINE M BELLAH AMY BELLAMY
JUSTIN ALEXANDER BELLAMY LORRIE J BELLAR JOSEPH J BELLEMORE EDYTH F BELLES PATRICK ERWIN BELLINGER CARLOS BELLO JUSTIN WALKER BELLOMY RYAN WESLEY BELLVILLE OMAR BELMONTE DEREK BELSHAM ANDREW A BELSVIK BRANDON T BELT DYLAN BELT
KEVIN DEWAYNE BELTON ALEJANDRO BELTRAN CARLOS Y BELTRAN JOSE BELTRAN JOSEPH ANTHONY BELTRAN JR ALONDRA MARIA BELTRAN ARMENTA JESUS ALFREDO BELTRAN RODRIGUEZ ADAM R BELTZ EMILY R BELTZ JOSHUA D BELTZ MITCHELL WAYNE BELTZ NATHAN A BELTZ
RYAN E BELTZ MATTHEW SCOTT BELUE ANDREW WILLIAM BENARD YASSEEN BEN-ASHUR JOSHUA BENASSI ALVIS BENAVIDES ANDRES GABRIEL BENAVIDES ANGELINA KATE BENAVIDEZ JIMMY A BENCK JASON N BENDA RENE ANDRE BENDA ERICA RENEE BENDER JASON SCOTT BENDER
SEAN MARTIN BENDER TIMOTHY BENDER AMBER D BENDLE JOHN BENEDEK DARDEN R BENEFIELD DAVID BENEFIELD STEVE B BENFIELD DAVID A BENGE GREGORY A BENGE JEREMY DONALD BENGE NOAH W BENGE BRADFORD BENHAM IV CAMERON BENHAM DAVON JAYCE-CRUZ BENHAM
DEREK GLENN BENHAM MADALYN MAKENZE BENHAM MARIA ADELA G BENHAM MATTHEW BENIC SNJEZANA BENIC ALBERTO BENITES DANIEL BENITEZ EDWARDO BENITEZ ALFONSO BENITEZ HERNANDEZ EDUARDO BENITEZ RAMIREZ OMAR A BENITEZ-CABRERA DAQUAN MALIK BENJAMIN
DARION DESHAUN BENJAMIN DAVID L BENJAMIN JR JAMIE TOMEKO BENJAMIN NICHOLAS BENJAMIN MICHAEL JOHN BENJAMINS JEFFREY NEAL BENKEN AARON M BENNE CORY R BENNER DAVID PATRICK BENNER JOHN M BENNER DYLAN BENNEST AVEREEN C BENNETT
BRIANNA ELIZABETH BENNETT BYREN ONEAL BENNETT CASON IAN BENNETT CHAD AUSTIN BENNETT CHRISTIAN MATTHEW BENNETT CHRISTOPHER B BENNETT DARRIN TAQUAWN BENNETT GREG BENNETT JACOB BENNETT JACOB RYAN BENNETT JAMES BRANDON BENNETT
JAMIE GENISE BENNETT JEREMY W BENNETT JOHN L BENNETT JR JOSHUA T BENNETT KATIE L BENNETT MATTHEW MARK BENNETT MAXIMILLIAN SHOTARO BENNETT MELISSA ELAINE BENNETT MICHAEL BENNETT MICHAEL L BENNETT MICHAEL R BENNETT NOAH GABRIEL BENNETT
RALPH TYCEN BENNETT REGGIE GERMAINE BENNETT RYAN JOSEPH BENNETT RYKER BENNETT SHANE D BENNETT SHARRON L BENNETT SHAWN M BENNETT STEVEN S BENNETT WALLACE COLE BENNETT CHARLES FREDRICK BENNETT-DEVAULT NICHOLAS TROY BENNIGAN
RHONDA MARIE BENNIGAN DIANA BENNINGTON JOSEPH M BENO JAMES M BENOIT JONATHAN BENOIT NICHOLAS BRANDON BENSCOTER ANDREW R BENSON BELINDA DENISE BENSON CHARLES L BENSON CHRISTINE E BENSON DARRELL J BENSON ERIC R BENSON JAMES FREDERICK BENSON
KALEB KENNETH JERRY BENSON NICHOLAS GRANT BENSON SHEILA CATHERINE BENSON TYLER J BENSON ZACKERY CHASE BENSON MICHAEL MATTHEW BENT AMBER NICHOLE BENTLEY CHRISTOPHER W BENTLEY KAYTLYN ROSE BENTLEY MATTHEW A BENTLEY BRADLEY C BENTLIN
DERRICK TYLER BENTON JAIDEN IRIE AUGUSTINE BENTON KENDRICK DEE BENTON MATTHEW R BENTON RONNIE WAYNE BENTON MICHELLE C BENTZ COREY BENWELL ABDULSALAM BENZAID ISAAC BENZING JAMES BERARD MICHAEL BERARD CODY W BERBAUM DANIEL J BERCHIELLI
PHILLIP MICHAEL BERCOT BRIAN L BEREZNAK DUSTIN BERG JENNIFER BERG RICK BERG CHRIS J BERGBOWER ANTHONY BERGERON ZACHARY BERGERON JEFFREY ROBERT BERGHOFF EMILEE NICOLE BERGLUND IAN P BERGQUIST DEBI A BERGSMA MARY BERINGER BROCK EDWARD BERKEY
NIELS RUNYON BERLEMANN NATALIE MICHELLE BERMUDEZ ADAN BERNAL ALLEN ANGEL BERNAL BENITO A BERNAL JUAN ANTONIO BERNAL RICHARD P BERNAL SERGIO ALONZO BERNAL BETANCOURT JUAN BERNAL CASTRO MARGARET LORRAINE BERNARD RICARDO L BERNARDES
WILFREDO J BERNARDINI JAMES ROBERT BERNARDO ALEXANDER J BERNAUER THOMAS J BERNDSEN RYAN A BERNHARD JACK RICHARD BERNHARDT TAMMY LEE BERNHARDT TRISTA BERNHARDT JOSEPH BERNICKE JOHN A BERNIER TYLER EUGENE BERNINGER AUSTIN LEVI BERRETT
DUSTIN D BERRETT KRISTINE BERRETT ROBERT W BERRETT ERIN M BERREY ANGEL L BERRIOS RONNY BERRIOS VANEGAS AMANDA L BERRY AUSTIN JORDAN BERRY BEVAN M BERRY CHRISTOPHER MAURICE BERRY DERON JOEL BERRY ERIC A BERRY GERALD B BERRY SR JACOB RYAN BERRY
JAMES ROBERT BERRY JEFFREY DYLAN BERRY JOHN LUCUS BERRY JOSEPH CARLE BERRY MICHAEL D BERRY NATASHA BERRY THOMAS BERRY JR TRACY L BERRY TYREE DOUGLAS BERRY VASHON BERRY VINCENT S BERRY TODD M BERRY ANN LOUIS BERRYHILL MICHAEL A BERRYHILL
SHANNON JEWEL BERRYHILL KARL H BERSCHAUER JEFFREY JOSEPH BERTHELOT BRYAN CHARLES BERTHELSON RALPH BERTRAM ANGELA BESAW TRACY L BESEKE WESLEY ARRON BESHERSE DONTAE R BESS DYLAN C BESSETTE ANGELA LYNN BESSMER BECKY J BESSMER JACOB D BESSMER
MANDY J BESSMER ALLISON M BEST JAMES L BEST JASON BEST JOSEPH A BEST DANIEL BETANCUR ROSALIO B BETANCUR CHRISTOPHER A BETAR AYLON BETHEL LESTON BETHELMY SHARON J BETHUNE DIAN S BETKOWSKI TONY JOE BETTIN CHRISTIAN DOUGLAS BETTS
BLAZE MCCAFFREY BETZ DREW ZACHARY BETZ GREGORY M BETZ KYLER BETZ LARRY E BETZ STEVEN J BETZ STEVEN JOHN FREDERICK BETZ JAKE J BETZEN SHARA LANAY BEVAN JOSEPH DONALD BEVEL JOSEPH E BEVEL EDWARD JAMES BEVENOUR SR AUSTIN WAYNE BEVERLIN
TYLER MASON BEVILL DEVON A BEVIS TREVOR A BEVIS WILLIAM D BEVIS GARY W BEWLEY JACOB WESLEY BEYER MICHAEL A BEYER VANESSA S BEYER GEORGE R BEYERSDOFER DANIEL BEZLISYUK DIVYESH A BHAGAT RAJESH H BHAGNARI SHANKARLAL BHAGWANSAHAY KUMAVAT
SUDARSHAN M BHALERAO ABHISHEK BHANSALI SHRUTI BHARGAV PEDNEKAR HRUSHIKESH BHASKAR NIKAM RUMAN BHATI SAMIKSHA BHATIA RUSHIKESH BHATKAR LOUISE SITA BHAVNANI POOJA BHILWADKAR DAVEN BHOGAL SUNIL VARMA BHUPATHIRAJU SR VIGNESH BHUVANENDRA
MARJA BIALACH EUGENE BIALEK JOHN T BIANCULLI MARK C BIANCULLI MORGAN LEIGH BIAR KYLER JAMES BIBBEE MATTHEW S BIBBENS CLAYTON BIBLE JARED JOHN BIBLE NELIDA BIBRIESCA PATRICK BICHEL MATTHEW BICHON JOHNATHAN M BICKEL JOSHUA K BICKERS
KYLE A BICKFORD VIVIAN BIDAH JAMES RAY BIDDIX AMY GAIL BIDDLE CHRISTOPHER S BIDDLE HAROLD R BIDDLE JACOB LEE BIDDLECOM DAMION CRUZ BIDLACK MATTHEW E BIDLACK DIANA BIDZIOS JAN BIERNAT GABRIEL BIERTZER EMANUEL L BIFFLE IAN PATRICK BIGELOW
CHANCE LEMUEL BIGGERS CHANCEY GREGORY ALLEN BIGGERS ZACHARY ALEXANDER BIGGERS KENNETH PAUL BIGGERSTAFF GRACE ANNE BIGGINS AVERY WYATT BIGGS MICHAEL SHAUN BIGGS JORGE N BIGUEUR AUSTIN M BIHN MATTHEW RYAN BILBERRY DONALD BILBY
JUSTIN EDWARD BILDERBACK DEREK C BILEEN ROBERT T BILGER RAKESH BILLA VINAYAK BILLA JOSEPH MARK BILLEC BRYON KEITH BILLINGS EMMYLOU BILLINGS FELICIA ANN BILLINGS GEORGE C BILLINGS SUZANNE RENEE BILLINGS TAMAURIA CHAMBRIA BILLINGS TAYLOR A BILLINGS
ADAM MCKENLEY BILLIOT VINCENT A BILLOTTO JR TERESA BILLS DALE R BILLSBOROUGH TYLER BILODEAU RICHARD LAWRENCE BILSTEIN JUSTIN BINDER LOGAN HUNTER BING BRANNON CODEY BINGHAM GARRICK GREGG BINGHAM WALTER E BINGHAM DONALD O BINGMAN
DAWNA L BINION HEATHER BINKLEY RYAN MICHAEL BINNEY TEVON BIRBAL BRIAN D BIRCH SONYA N BIRCH JACKIE BIRD SEAN JOSEPH BIRD THOMAS WAYNE BIRD DUSTIN M BIRDSALL DANIEL JERARD BIRDWELL SUE R BIRDWELL WILLIAM TODD BIRDWELL ALISON BIRKEDAHL ESPARZA
BEAU J BIRKENHOLTZ PAUL BIRKETT GREG BIRLEY SHANE R BIRR THERESE LYNN BIRT RYAN M BISAILLON CLAUDE BISE JOSHUA BISEL BO G BISHOP BRIAN BISHOP CARRIE BISHOP CHANDLER BISHOP CHARLES ANTHONY BISHOP GABRIEL BISHOP GARRETT BISHOP JADEN OSH BISHOP
JARED LEE BISHOP JASON C BISHOP JULIAN SETH BISHOP MISTY A BISHOP RICHARD C BISHOP III BEN BARTHOLOMEW BISNETT REID C BISSELL BLAIR BISSETT III SARAH BISSING DARRIAN BISSON ROBERT BISSON JACOB MICHAEL BISSONNETTE NATHAN PHILLIP BISSONNETTE
CHRISTINA BISTREK COURTNEY NICOLE BISTREK SANJIB BISWAS BRANDON BITTNER NATHAN R BITTON KARLA BITZ MICHAEL D BITZKY ADAM D BIVENS EMILY ALEXIS BIVENS MARK A BIVENS ANTONIO BIVINS RILEY GAGE BIXLER JASON L BIZZLE DAVID ROBERT BJORK
ANDREW JAMES BLACK AUSTIN T BLACK CASEY J BLACK COLTON ZEKE BLACK ETHAN BRENT BLACK JASE TYLER BLACK JOHN STUART BLACK MARIO L BLACK NICHOLAS RYAN CLAYTON BLACK RICARDO BLACK RONALD KEITH BLACK TOIWARN CORNELL BLACK TREVOR W BLACK
WILLIAM WAYNE BLACK XAVIER DEVON BLACK BOBBY E BLACKBURN DEREK DIJUAN BLACKBURN GARY R BLACKBURN HUNTER BLAINE BLACKBURN J MICAH BLACKBURN MICHAEL E BLACKBURN DILLON R BLACKBURN-JONES AUSTIN LEVI BLACKMAN CHARLES JOHN BLACKMAN
COLBY MARTIN BLACKMAN DANIEL L BLACKMAN MICHAEL RAY BLACKMAN ROBERT C BLACKMAN STACY L BLACKMAN BROOKS WESLEY BLACKMER CHADLER BLACKMON CODY MASON BLACKMON ERIC S BLACKMON JORDAN ASHLEY BLACKMON NICHOLAS CRAIG BLACKMON
SAMUEL R BLACKMON TRENT MICHAEL BLACKSHARE DUSTIN BLACKSTOCK JOSEPH DEAN BLACKSTONE SETH CHRISTIAN BLACKSTONE THOMAS GREGORY BLACKSTONE BRYAN BLACKWELL CAMERON DEAN BLACKWELL GLENN J BLACKWELL GREGORY S BLACKWELL
KENNETH DAKOTA BLACKWELL MELISSA DAWN BLACKWELL SAMUEL FORREST BLACKWELL SCOTTY DEWAYNE BLACKWELL THOMAS BLACKWELL TRAVIS L BLACKWELL HUNTER DALE BLACKWOOD MATTHEW ALLEN BLACKWOOD VAN STEPHEN BLACKWOOD SEAN BLAGDON
DIANTE DAMIAN BLAIN ANDREW KEITH BLAIR CHRISTOPHER LAFEY BLAIR FISHER BLAIR JUSTIN T BLAIR KATIE RENEE BLAIR KYLE BLAIR RILEY MARSHALL BLAIR DEVIN BLAIS JON C BLAISDELL SONNY D BLAISDELL TYSON D BLAISDELL ZACKARY K BLAISDELL RICHNEIDER YSAAC BLAISE
AUSTIN STEVEN BLAKE DANIEL EDWARD BLAKE HANNAH ROSE BLAKE JEFFREY R BLAKE JOHN JOSEPH BLAKE MITCHELL JOHN BLAKE NICHOLAS BLAKE JACKSON HARRIS BLAKELEY CHRISTOPHER M BLAKELY JOHN H BLAKELY RONALD JASON BLAKELY DARRELL E BLAKEMORE
SHAWN BLAKENEY TIMOTHY PHILLIP BLAKESLEE BRANDON AUSTIN BLAKLEY JOSHUA SETH BLALOCK ROGER D BLALOCK CANDICE AKEMI BLAMEY JAIDEN S BLAMEY JESSE BLANCHARD KELLI BLANCHARD EMILY BLANCHETTE LUKE ALAN BLANCHETTE RYAN THOMAS BLANCHETTE
ENRIQUE BLANCO ERASTO MANUEL BLANCO ERIC M BLANCO FRANK J BLANCO MICHAEL BLANCO ANGEL AURELIO BLANCO MANTILLA CADEN DANIEL BLAND CONNER BLAND MATTHEW BLAND MICHAEL BLAND SHERI LOUISE BLAND TYLER BLAND WALTER L BLAND WILLIAM DOUGLAS BLAND
JESSE BLANE RON BLANE GARRETT WAYNE BLANKENBECKLER CARR E BLANKENSHIP CHRIS LEE BLANKENSHIP CHRISTOPHER LATHAN BLANKENSHIP CLAYTON LEE BLANKENSHIP JASON D BLANKENSHIP RAPHAEL L BLANKENSHIP SAMMY L BLANKENSHIP SCOTT ALAN BLANKENSHIP JR
SHANNON S BLANKENSHIP TIMOTHY RAY BLANKENSHIP WILLIAM LAWSON BLANKENSHIP KENNETH A BLANKINSHIP STEPHEN JOSEPH BLANKLEY JAYDEN HENDERSON BLANSIT JACKSON L BLANTON JAMES SAMUEL BLANTON MATTHEW THOMAS BLANTON VANESSA BLANTON
HORACE BLATON ANDREW J BLATT DILLON BLATTER TODD A BLAUVELT TRACY MARTIN BLAXTON JUSTIN BLAYDES MARONEE K BLAYER BRIAN WILLIAM BLAYLOCK TIMOTHY S BLAYLOCK BRYCE JOHN BLAZEK COLTON ALLEN BLAZEK BRETT BLEDSOE JAMES MICHAEL BLEDSOE
MADISON BLEDSOE STEVEN BLEDSOE WALTER N BLEJDE KERNEIL BLENMAN CODY BLESSING AMBER LEE BLEVINS CALEB MICHAEL BLEVINS COLTON LANE BLEVINS ETHAN CRAIG BLEVINS JAMIE J BLEVINS JODY B BLEVINS MARC BLEVINS MATTHEW J BLEVINS TY AUSTIN BLEVINS
TRAVIS DALTON BLEWER NATHAN ROSS BLICKENSDERFER BRENDAN JAMES BLIGEN JUSTIN E BLISS PAUL ANDREW BLISS RYAN MICHAEL BLISS TIMMILEE BLISTAN MATTHEW BLITCH THOMAS A BLITCH SCOTT W BLOMQUIST JERRY L BLONDELL JEREMY M BLOOM
MICHELLE LYNN BLOOMER FREEMAN JAMES W BLOSKIS JOHNATHON SCOTT BLOSSER RYAN J BLOSSER ADAM W BLOTTER JAMI LOIS BLOUIN DAVID LEE BLOUNT ERIC RUSSELL BLUBAUGH KRISTINA BLUDAU BRYAR BLUE CHRIS EUGENE BLUE ERNEST WADE BLUE JAMES LAWRENCE BLUE
TERRELL D BLUE TOMMY JASON BLUE LYONEL BLUEEYES ANNABELLA BLUM DONNA BLUM ERIC D BLUM MATTHEW L BLUME DEAUNTIA EMARIO BLUNT ZACHARY WAYNE BLUST JASON E BLYSTONE RYLEY QUINN BLYSTONE DOMINICK REESE BLYTHE TITO ARMANDO BOADA PACHECO
AARON MICHAEL BOARD EZEKIEL DICKENS BOARD JOSEPH HAYDEN BOARD BILLY A BOATWRIGHT IAN KRISTOPHER BOAZ TANIA BOBBI JOSEPH WAYNE BOBBITT SLADE L BOBBITT DONALD G BOBENMOYER JARED P BOCHENEK LAVERNE MITCHELL BOCHETTE ANTONI BOCHNIAK
KRISTINE NICHOLE BOCK NICKOLAS DARLING BOCK TYLER J BOCK DONALD P BOCKELMAN CRYSTAL BOCUS WAYNE BODDEN STEDMAN ADAM BODDIE BENJAMIN BODGER EXAVIAN BODIFORD KATIE BODILY VALENTYN BODNARIUK PATRICK ALLEN BODWELL JONATHAN DANIEL BOEHLE
PAUL ALAN BOEHME QUINN BOEHME SHELBI LEE BOEHME GARRETT KENNARD BOELTER ROSS A BOELTER AMY BOER CAMERON BOERBOOM DENISE B BOERST JEFF BOESE BRITTANY N BOFENKAMP J B BOGA BRANDON BOGAARD SCOTT J BOGAN TROY S BOGAN ROBERT E BOGER
SHAWN M BOGGS WILLIAM ALEXANDER BOGGS BRIAN H BOGH TREY ALLEN BOHANAN MICHAEL SPENCER BOHANNAN CHRISTOPHER THOMAS BOHANNON SHANE M BOHATY JENNIFER BOHMAN BRIAN G BOHN SPENCER WILLIAM BOHN KHAI BOI JESSE BOILEAU JONATHAN BOILEAU
ALAIN BOILY PATRICK BOILY LUCKSON BOINE CARL BOISSONNEAULT FRANCISCO BOJORQUEZ RAYLENE MARIE BOKATH JUSTIN SCOTT BOKEL JOSEPH H BOLAM JR TYLER H BOLAN RICARDO BOLANOS BLAKE BOLAR RONALD HOWARD BOLAR DANYLO BOLBOT DANDRELLE MARVEZ BOLDEN
IAN WILLIAM BOLDEN JEREMY RAY BOLDEN KATRINA BOLDEN KEVIN LYNN BOLDEN JACOB ALLEN BOLDING BRODRICK HUNTER BOLDON MAXIME BOLDUC JONATHAN BOLE KEN MCNEIL BOLES JR JEREMY JAMES BOLHA JR ANDREW BOLIN ERIK JON BOLIN SONNY L BOLIN BO A BOLINSKY
LUIS G BOLIVAR TIM BOLL JOHN WILLIAM BOLLICH TYLER DOUGLAS BOLLING ROGER W BOLLS DOUGLAS BOLLUYT BRANDON JOSHUA BOLTE BOBBY J BOLTON CHRISTOPHER BOLTON GARY L BOLTON JORDAN KENT BOLTON ROBERT BOLTON RODNEY LANE BOLTON CLEBER BOLZON
STREAMER L BOMAN JAMES C BOMAR JACOB THOMAS BOMKAMP JONATHAN BONAISE BRYCE ROBERT BONANNO CHRISTOPHER BRADLEY BONAR WILLIAM A BONCZYNSKI BENJAMIN K BOND STEPHEN A BOND TERRY EDWIN BOND ERIC R BONDS KYLEE CHRISTINE BONDS
JORDAN R BONERTZ REY JESUS BONET MARTIN ZACHARY BONETTE CAMERON L BONHAM DYLAN JOHNATHAN BONIFIELD ISAI NATANAEL BONILLA ANA VICTORIA CARDOSA BONILLA JAMES L BONNER KELVIN A BONNER MARK J BONNER TWUN O BONNER BENJAMEN LEE BONNET
BRANDON BONNETT LUCAS BONNOITT MELISSA BONNOITT ANTHONY ALLEN BONOMO JOSHUA ALLEN BONOMO JAMES R BONTE MINDY A BONTRAGER LESLIE P BONVILLAIN DEORAJ BOOCHOON NICK BOODOO RICHARD ALISTER BOODRAM FREDRIC DALE BOOE III ROBERT CURTIS BOOE
SARAH ANN BOOE DEVIN RILLEY BOOK ASHLEY N BOOKER BRUCE L BOOKER DARYL AARON BOOKER JASON JERMAL BOOKER JOHN ALLEN BOOKER JR KEISHA D BOOKER MAEGAN BRYNN BOOKER TRINITY LORRAINE BOOKER ANTHONY DALE BOOKOUT SIVAKUMAR BOOMINATHAN
ALLISON MICHELE BOONE CHARLES A BOONE JASON LAVON BOONE JOHNATHAN TYLER BOONE REBECCA ANN BOONE MANIKANDAN B BOOPATHI V ANTHONY BOOTH BRANDON BOOTH BRANDON LEMAR BOOTH JESSICA A BOOTH JOSHUA RYAN BOOTH LORENZO E BOOTH
RUSSELL RONALD BOOTH RYAN BOOTH TONY S BOOTH CARSON GRANT BOOTHE JOHN A BOOTHE SCOTT R BOOTHE JAMES M BOOTS JOSHUA S BOPKO JOHN M BORANIAN JONATHAN BORBA THOMAS H BORCHELT JORDON DOUGLAS BORCHERDING HUBER CHARLES J BORDEN
JASON WILLIAM JAMES BORDEN MICHAEL RYAN BORDENET ANDREW RICHARD BORDERS ELIZABETH BOREN EMILIE J BORER LESLIE J BORER DANIEL K BORGER DAVID M BORGER BLAKE ANDREW BORGES JORGE LUIS BORGHES BRANDI M BORING BRYAN BORKENHAGEN
JENNIFER BORKENHAGEN RACHEL LYNN BORMAN JOSEPH A BORREGO ANASTACIO BORROMEO PEREZ FRED N BORT MARK BORTOLOTTO JEFFREY A BORTON BRIAN P BOS AMANDA LEIGH BOSARGE STEVEN ROYLIN BOSCHULT BILLY EUGENE BOSH LONNIE D BOSHELL SCOTTY BOSHELL
PECE BOSILKOVSKI WILLIAM KEVIN BOSLEY SHANNON J BOSSARD JEFFREY BOSSERT CHRISTOPHER JON BOSSMAN ABDUL QAUOM BOSTAN-ALI JUSTIN KEITH BOSTIC DARREL BOSTON FORREST W BOSTON JR RAYMOND HENRY BOSTON RONALD JUSTIN BOSTON STEVEN E BOSTON
ADAM GILBERT BOSTWICK JACK PATTERSON BOSWELL KENNETH CRAIG BOSWELL RANDY D BOSWELL KODJO OPOKU BOTCHWAY DAVID ALAN BOTELHO SR NESTOR GUADALUPE BOTELLO VALDOVINOS AUSTIN TYLER BOTICA DANNY LARENZO BOTT JEFFREY D BOTTI ROBERT BOTTOMS
SOURIPHAN BOUAPHASEUTH MOUSSA BOUASSABA DENNIS E BOUBIN CODY ALAN BOUCHER JOSEPH ALLEN BOUCHER ADAM BOUDREAU ALLEN J BOUDREAU JAMES BOUDREAU JAMES MICHAEL BOUDREAU MICHEL J BOUDREAU PETER O BOUDREAU STEVE P BOUDREAU GREG BOUDREAUX
KAMY ANN BOUDREAUX SETH MICHAEL BOUDREAUX RICKY J BOUGHTON ANTHONY BOUK SABRENA LAURINE BOUKNIGHT BRADEN CHARLES BOULAY DANIEL THOMAS BOULGER ANDREW ROBERT BOUNDS CHRISTOPHER E BOURASSA ROBERT M BOURASSA ALEXANDRE BOURCIER
ALEXANDRE BOURDAGES LIAM BOURGEAU BARRY BOURGEOIS ELIZABETH S BOURLAND BRIAN BOURQUE BRUCE DAVID BOUSQUET JR NICOLAS BURTON BOUSQUET RANDY A BOUTET BRYAN BOUTILIER CHRIS BOUTIN PATRICK SHELDON BOUTON BARBARA J BOUXSEIN CARTER M BOVA
JAMIE BOVAIRD ERICA L BOVEE MICHAEL B BOVIN ANDREW HOUSTON BOWDEN JAMES EDWARD BOWDEN JR KENNAN S BOWDEN RYAN A BOWDEN DEVIN LOUIS BOWDREN KEVIN BOWE KIA BOWEN KIMBERLY KAY BOWEN SEAN BOWEN TRAVIS BOWEN KEENAN ANTHONY BOWER
MATTHEW BOWERMAN BLAKE ALAN BOWERS BRIAN WADE BOWERS DOTY J BOWERS ERIC MARTIN BOWERS JUSTIN D BOWERS KYLE LEE BOWERS MELANIE RENET' BOWERS ROBERT R BOWERS ROGER D BOWERS CHRISTOPHER BOWES ANNA DENISE BOWLES LANCE C BOWLES
CONNER J BOWLINE ADAM C BOWLING BRIAN A BOWLING DEWEY J BOWLING JACOB DEWAINE BOWLING KEVIN ODELL BOWLING WILLIAM DEWAINE BOWLING BRADD A BOWMAN GEORGE B BOWMAN JAMES BOWMAN JAMES C BOWMAN JEFF BOWMAN LEVI WINSTON BOWMAN
MAXON CURRY BOWMAN PATRICK K BOWMAN RYAN TODD BOWMAN SHANNON D BOWMAN TERRY D BOWMAN TRISTAN BOWMAN KAROL ANN FRANCES BOWMAN TUKE ALEXANDER BOWN JAMES A BOWN ETHAN G BOWSER REBECCA BOWSER CARI L BOX DEVONA CAROL BOX
JEFFREY DANIEL BOX SAMUEL E BOX DEAN BOXALL JAYLEN RAY BOYCE JENNIFER BOYCE MELISSA BOYCE AARON BOYD ALANDIS E BOYD ALEXANDER B BOYD BARRY BOYD BLAKE ALAN BOYD BO A BOYD BOBBY C BOYD BRIAN ONEIL BOYD BRITTANY LEE BOYD CADE RICHARDSON BOYD
CRAIG D BOYD DAVID S BOYD III DENNIS M BOYD GREGORY PAUL BOYD IAN B BOYD JEFFREY DEAN BOYD JESSICA BOYD KEVIN BOYD MARK A BOYD MAURICE BOYD JR MELISSA S BOYD NOAH MICHAEL BOYD PATRICIA M BOYD ROBERT B BOYD TERRY L BOYD TORRELL OMORO BOYD
TRENTON ANTHONY BOYD TROY LEON BOYD WILLIAM J BOYD BETH ANN BOYER CHARLES RICHARD BOYER JAMES ALLAN BOYER JEREMY MICHAEL BOYER KEITH ORLANDO BOYICE II CHARLES DEN BOYLES KATHRYN BOYLES PHILLIP RYAN BOYLES JACOB D BOZARTH JOSHUA ALAN BOZARTH
ANNMARIE BOZEK CHRISTOPHER A BOZEK LOGAN MITCHELL BRAATEN DALE BRABBLE TRINA A BRABEC BRIANNE LEIGH BRACCO ALLEN G BRACEY DANAI C BRACEY DEBORAH K BRACK WILLIAM H BRACK ALICIA YVETTE BRACKEN DOMINIC L BRACKENS MITCHELL ALLEN BRACKETT
JEREMY HUNTER BRADBURN MICHAEL H BRADBURY SHELTON H BRADBURY CODY BRADD DAVID DEWAYNE BRADDOCK RYAN J BRADDOCK CHRISTOPHER B BRADDY DARRELL BRADEN JR ROBERT P BRADEN ADAM BRADFORD CHRISTOPHER BRADFORD DARA MCKAY BRADFORD
EUGENE N BRADFORD JACOB DANIEL BRADFORD JASON A BRADFORD JONATHAN JACOB BRADFORD LANDON JARED BRADFORD LOTTIE BRADFORD ZACKARY STERLING BRADFORD JOSHUA P BRADING ASHLEIGH CAROL BRADLEY CASEY SCOTT BRADLEY CHAD RAY BRADLEY
CURTIS SCOTT BRADLEY JAMES S BRADLEY JONATHON ERIK BRADLEY MATTHEW CLAY BRADLEY NATHANIEL SHAWN BRADLEY OLIVIA JASMINE BRADLEY PAUL ELY BRADLEY TREVANTE ALEXANDER BRADLEY TROY D BRADLEY ZACHARY TYLER BRADLEY JOSHUA P BRADOC
JOSHUA ONEIL BRADSHAW LAURA M BRADSHAW MARIA SUZANNA BRADSHAW MATTHEW T BRADSHAW PARKER BRADSHAW BILL VAN BRADY BRETT E BRADY FRED STEVEN BRADY JUSTIN TRAVIS BRADY MCKENZIE HYDE BRADY MICHAEL BRADY TRAVIS A BRADY RHIANNON LEIGH BRAGG
JACOB PAUL BRAGWELL LOGAN BRAID ROBERT BRAID JOFFERY LEBORIUS BRAILEY DAUDA BRAIMAH PHILIP J BRAIN NATHAN MICHAEL BRAKER TREMAINE BYRON BRALEY CHAD M BRAMER JACOB ALAN BRAMER JIMMY B BRAMLETT KODEY BRAMLETT MATTHEW A BRANAM
JAMES D BRANCH JOHN R BRANCH KELLY G BRANCH ELAINE ESTHER BRAND LANDON P BRAND PAUL BRAND TIMOTHY CALEB BRAND GREGORY J BRANDL TRICIA A BRANDL AARON TYLER BRANDON BRANTLEY KYLE BRANDON DONNA J BRANDON JOHN W BRANDON JORDAN BRANDON
JUSTIN M BRANDON CLINTON DOUGLAS BRANDT DAVID BRANDT JASON C BRANDT JERRY W BRANDT SARA C BRANDT TIMOTHY BRANDT CORTNEY BRANHAM JAMES LEONARD BRANHAM JERROD BRANHAM JESSE ELIAS BRANHAM LANDON JAMES BRANHAM JACOB LEE BRANNAN

WILLIAM H BRANNOCK   STEVEN NICK BRANNON   ANDREW RYAN BRANSON   RYAN L BRANSON   STEVE A BRANSON   THOMAS M BRANT   DEBORAH LYNN BRANTLEY   KIRK R BRANTLEY   LEAH P BRANTLEY   RAYMOND E BRANTLEY   REGINALD ROZELL BRANTLEY   MICHAEL R BRANZ   BALDEV BRAR
BRENDAN BRAR   RUSSELL BRAR   JOHN P BRASELL   TIFFANY L BRASELL   AUSTIN LEE BRASFIELD   HUNTER BLAKE BRASFIELD   CANDI LYNN BRASHER   JACOB AARON BRASHIER   MANUEL BRASIL   DREW NELSON BRASINGTON   DANIEL BRASS   JASON BRASS   MICHAEL BRASSER
HARRISON MONTGOMERY BRASSEUR   JEFFREY S BRASSEUR   NOAH MICHAEL BRASSEUR   AARON BRASSFIELD   JEREMY BRASWELL   LINDA D BRASWELL   AUSTIN RAY BRATCHER   JACOB COLE BRATCHER   KEVIN R BRATCHER   MYRNA BRATHWAITE   JEREMY MICHAEL BRATTAIN
WHITNEY NICOLE BRATTON   MICHAEL CHARLES BRATZ   CRYSTAL BRAUD   RICHARD O BRAUER   ERIC J BRAUN   GREGORY A BRAUN   JOSEPH C BRAUN JR   JUSTIN BRAUN   SIMON BRAUN   TERRELL BRAUN   JARED J BRAVEBOY   BARTOLO BRAVO   MARIA DE LOURDES BRAVO   RYAN BRAWLEY
EVAN M BRAWNER   HUNTER HUTSON BRAWNER   LARRY R BRAWNER JR   SAMANTHA M BRAWNER   ANDREW BRAXTON   MIKE W BRAXTON   ANDREA LYNN BRAY   BOBBY JOE BRAY   BRADLEY W BRAY   CHRISTY LYNN BRAY   CONRAD CHARLES BRAY   DESAREA SHERICE BRAY   JERRY BRAY
NATHAN P BRAY   RICHARD AUGUSTUS BRAY   SAVANNAH R BRAY   SHANE EDWARD BRAY   CHRISTOPHER BRAYE   JAMES PETER BRAYLEY   LUKE ANTHONY BRAZAS   HUNTER DYLAN BRAZELL   CAMERAN MICHAEL BRAZIEL   JOSHUA MICHAEL BRAZIEL   ALLEN E BRAZIER II   PATRICK NEAL BRAZIER
BRIAN B BREACH   CALIN BREAHNA   STEPHANE BREAU   BRAD BREAUD   CLARISSA A BREAUX   JEFFREY S BREDEHOFT   AMY J BREDEMEYER   CARL W BREDEMEYER   ALEX EZEKIEL BREECK   DAVID WAYNE BREED   TERRY L BREEDEN   WILLIAM REED BREEDEN   ALEXANDER RYAN BREEDING
MATTHEW BRANDON BREEDING   MICHELE L BREEN   DAVID A BREES   LORI BREES   KAITLYN MARIE BREININGER   THOMAS BREITKREUTZ   CLAYBORN BRELAND   JOSEPH M BRELAND   NATHANIEL L BRELAND   MATTHEW BREMSETH   NATALYA BRENICH   CHRISTOPHER J BRENNAN
DALTON MATTHEW BRENNAN   DANIEL BRENNAN   DANIEL E BRENNAN   JASON BRENNAN   WILLIAM BRENNAN   BLAKE STEVEN BRENNER   NICHOLAS WAYNE BRENNER   KALEB B BRENTS   CHRISTOPHER BRESTER   KURTIS BRETEY   PAUL B BRETSCHNEIDER   AUSTIN D BRETTSCHNEIDER   BILL D BREWER
DAMIAN CORTEZ BREWER   JAMES W BREWER   JARED KYLE BREWER   JEREMY BREWER   JEREMY BREWER   JONATHAN L BREWER   LARRY JAMES BREWER   MICHAEL R BREWER   PHILLIP W BREWER   ROSE MARIE BREWER   SEAN MICHAEL BREWER   WALTER EUGENE BREWER   WILLIAM BREWER
BLAZE ALEXANDER BREWINGTON   CHRISTINA M BREWINGTON   TANNER CHARLES BREWINGTON - DE ANGELIS   TREASURE UZE ROLADA BREWSTER   MATTHEW BREYER   DANIEL BREZEALE   MICHAEL ALEXANDER BRICENO RINCON   CHRISTINE ANN BRICKNER   GAURAV BRID   ERIC BRIDEAU
SEBASTIEN BRIDEAU   JOHN MICHAEL BRIDGEFORTH   MALCOLM JAMAR BRIDGEFORTH   ANTHONY W BRIDGES   CARTER GLENN BRIDGES   CLIFTON R BRIDGES   DAVID W BRIDGES   DIRK WAYNE BRIDGES   MADISON NICOLE BRIDGES   MARY B BRIDGES   ALEX R BRIEL   BRIAN PATRICK BRIENZA
ANGELO MAURIZIO BRIENZO   JEFFERY A BRIER   AMBER NICOLE BRIGGS   BODEAN N BRIGGS   BRIAN BRIGGS   CALEB JAMES BRIGGS   GREG BRIGGS   JOSEPH C BRIGGS   TODD E BRIGHAM   DAPHNE A D BRIGHT   ROBERT CORDARO BRIGHT   TIMOTHY LEE BRIGHT   STEVEN L BRIGHTWELL
JARED A BRIGNER   JAMES ADAM BRILEY   RONALD J BRILEY   DAVID G BRILL   JONATHAN WILLIAM BRIMER   KITTY BRIN   CASSANDRA BRINDOWSKI   CEDRIC BRINE   BENJAMIN BRADLEY BRINK   CODY DALE BRINK   KLARK D BRINKERHOFF   MICHAEL NEAL BRINKLEY   BILLY CLAYTON BRINSON
GERALD BRINSON   CODY BRINTON   JORDAN PINON BRION   JORGE BRIONES   BRANDON JO BRISENO   ANDREW DANIEL BRISSON   THOMAS BRISTOL   CHRIS BRISTOW   ROBERT L BRISTOW   ANTHONY BRITO   GERALD L BRITO   GREGORY L BRITT   KEITH ALLAN BRITT   LORIN CARL BRITT   RYAN BRITT
AARON L BRITTAIN   BRYAN BRITTON   CHANCELOR MILES BRITTON   WILLIAM FREDERICK BRITTON   BRIAN C BRIZENDINE   ELIZABETH BRKIC   DAWSON LEE BROACH   JEREMY BROACH   JUSTIN B BROACH   JUSTIN TYLER BROACH   KENNETH EDWARD BROAD   PENNY S BROAD   FORREST M BROADHEAD
MATTHEW N BROADHEAD   ANTWAUN BROADNAX   CLINTON WALKER BROADUS   JASON L BROADUS   RUSTY L BROADUS   TAYLOR J BROADUS   TIMOTHY W BROADWELL   TRAVIS BROCHU   CHADWICK J BROCK   CHRISTOPHER M BROCK   DAVID N BROCK III   JAROD MICHAEL BROCK   JASON M BROCK
MISTY STRICKLAND BROCK   RICHARD FRANCIS BROCK   ROBERT M BROCK   ROSEANNE MICHELLE BROCK   STEPHEN RAY BROCK   TERRY JO BROCK   WALTER H BROCK IV   ZACHARY DARRELL BROCK   SPENCER JAMES BROCKDORFF   THOMAS JERUAD BROCKINGTON   DEMARIO DEJEAN DENTON BRODERICK
PETER J BRODERICK   DEREK LEE BRODERS   JESSE BRODHAGEN   KELLY JOE BRODIE   HEATH J BROEKEMEIER   MARLON W BROEKEMEIER   DONALD M BROGAN   ADAM ALEX BROGDEN   AUSTIN RYAN BROGDEN   KERI J BROGREN   RYAN M BROGREN   MICAH MACKENZIE BROMLEY
QUINCEY LAMONTE BRONER   BRANDON BRONSON   KEVIN BROOK   JOSEPH BROOKE   JOSEPH K BROOKINS   ADAM W BROOKS   BLAINE MANUEL BROOKS   BRANDON PAUL BROOKS   BRIAN NATHAN BROOKS   CALVIN L BROOKS   CHRISTOPHER A BROOKS   CHRISTOPHER LATHAN BROOKS
CHRISTOPHER SEAN BROOKS   DANE LAWRENCE BROOKS   DANIEL L BROOKS   DYLAN BROOKS   GEORGIA CLARE BROOKS   JACOB TODD BROOKS   JEFFREY D BROOKS II   JEREMY D BROOKS   JESSE M BROOKS   JOSHUA PHILIP BROOKS   JOSHUA R BROOKS   JUSTIN SHAUN BROOKS   KAILIB BROOKS
KATHLEEN LOUISE BROOKS   KERRY L BROOKS   KIM L BROOKS   KIMBERLY ANN BROOKS   MARC BROOKS   MATT BROOKS   NATHAN ZANE BROOKS   PHILIP B BROOKS   ROBERT BROOKS   RONNIE L BROOKS   RYAN L BROOKS   SHAUN R BROOKS   SHAWN MICHAEL BROOKS   TALESHA SHANE BROOKS
TODD S BROOKS   TROY A BROOKS III   TYLER E BROOKS   WILLIAM A BROOKS   CURTIS BROOM JR   HARRY CHARLES THADDAEUS BROOMALL   RONALD SCOTT BROSAN JR   DEREK FABELA BROSS   BRANDON SHANE BROSSETT   ISAAC QUADE BROTHERS   JOSHUA CRAIG BROTHERS   RICKY R BROTHERS JR
BRUCE F BROTHERSEN   JEFFERY A BROUGH   RUSSELL A BROUGH   SUSAN BROUSSARD   HANNAH BROUSSEAU   LEANDRE D BROWDER   WILLIAM GRANT BROWDER   DANIEL R BROWER   ALAN L BROWN   ALEXANDER J BROWN   ALEXANDER M BROWN   ALEXIS HAMBY BROWN   ANDREW LEWIS BROWN
ANSON BROWN   ANTHONY BROWN   ANTHONY C BROWN   ASHLIE M BROWN   BENIQUEZ JACOI BROWN   BENJAMIN M BROWN   BETH M BROWN   BLAKE DANIEL BROWN   BRENDAN MICHAEL BROWN   BRET L BROWN   BRIAN RAY BROWN   BRITTANY K BROWN   BRYAN M BROWN   CASEY ALLEN BROWN
CASSIDY BENSON BROWN   CATHY JO BROWN   CHAD DANIEL BROWN   CHARLES JEREMIAH BROWN   CHARLIE BROWN   CHRISTIAN TERRELL BROWN   CHRISTOPHER BROWN   CHRISTOPHER A BROWN   CHRISTOPHER BROOKS BROWN   CHRISTOPHER RILEY BROWN   CHRISTOPHER S BROWN
CHRISTOPHER T BROWN   CODY DAVID BROWN   CODY J BROWN   COLBY TRENT BROWN   CONOR LEROY BROWN   CORTNEY BROWN   CORY D BROWN   DANIEL E BROWN   DANNY BROWN   DEVEN RYAN BROWN   DILLON TROY BROWN   DOMINIC A BROWN   DOUGLAS K BROWN   DRAKE WYATT BROWN
DUMES A BROWN   DUSTY RAY BROWN   DYLAN J BROWN   DYLAN MICHAEL BROWN   ELYSE R BROWN   FLETCHER FREDERICK BROWN   FREDERICK DEMETRIUS BROWN   GREGORY BROWN   GRETA O BROWN   GUY BROWN   HAYDEN C BROWN   HOWARD K BROWN   JACOB GUY BROWN
JAKOB HAROLD BROWN   JAMES BROWN   JAMES A BROWN   JAMES A BROWN   JAMES A BROWN   JAMES MATTHEW BROWN   JAMES TYRELL BROWN   JARED BROWN   JASON H BROWN   JASON ROBERT BROWN   JAYDEN BROWN   JEFFERY DWIGHT BROWN   JEFFERY S BROWN   JEFFERY WAYNE BROWN
JEFFREY BROWN   JEFFREY A BROWN   JERRY T BROWN   JIMMY RICHARD BROWN III   JO JULIET BROWN   JOHN T BROWN   JONAH LEE BROWN   JONATHAN MICHAEL BROWN   JOSEPH F BROWN   JOSEPH LANE BROWN   JOSEPH NATHANIEL BROWN JR   JOSEPH R BROWN   JOSHUA A BROWN
JOSHUA LYNN BROWN   JUSTIN ALLEN BROWN   KALEB ZACHARY BROWN   KEITH S BROWN   KENDELL M BROWN   KENDERICK L BROWN   KEVEN DERELL BROWN   KINTERRIUS ANTWON BROWN   KOLBY W BROWN   LARRY A BROWN   LARRY O BROWN   LELAND AUSTIN BROWN   LENNIS M BROWN
LISA A BROWN   LORI ANN BROWN   MAC ANTHONY BROWN   MACK W BROWN   MARCUS A BROWN   MARCUS B BROWN   MARLENE BROWN   MARVIN EDWARD BROWN   MATT BROWN   MATTHEW E BROWN   MATTHEW MCCARL BROWN   MATTHEW T BROWN   MEGAN ELAINE-KERSHUL BROWN
MICHAEL BROWN   MICHAEL E BROWN   MICHAEL R BROWN   MICHAEL T BROWN   NATHAN BROWN   NEIL A BROWN   NELSON W BROWN   NICKOLAS J BROWN   NICOLE TEREECE BROWN   NINO LAMAR BROWN   PAULA L BROWN   PHILLIP BROWN   RACHELLE LYNN BROWN   RAYMOND WILLIAM BROWN
REGINALD W BROWN   RICHARD WILLIAM BROWN   ROBERT S BROWN   ROGER DALE BROWN   ROGER BROWN   RUSSEL ALAN BROWN   RUSSELL H BROWN   RUSSELL THEODITH BROWN   SAMMY D BROWN   SEAN E BROWN   SHAQUETTA SYMONE BROWN   SHAWN KEITH BROWN   SKYLER BROWN
SONNY LEE BROWN   STEPHEN BROWN   STEVEN LANARD BROWN   STEVEN LEE BROWN   TABITHA E BROWN   TALON SCOTT BROWN   TAYLOR J BROWN   THOMAS W BROWN   TIFFANY M BROWN   TIMMY BROWN   TIMOTHY GLEN BROWN   TIMOTHY WADE BROWN   TOMMY RAY BROWN   TRACY L BROWN
TRENTON JOSEPH BROWN   TREY DONAVIN BROWN   TRICIA BROWN   TYLER JOEL BROWN   WALTER A BROWN II   WESLEY CLAYTON BROWN   WILEY ONEAL BROWN   WILLIAM DAMON BROWN JR   WILLIAM JONATHAN BROWN III   WILLIAM M BROWN   ZACHARY P BROWN   ZACKARY AUSTIN BROWN
LEVI E BROWNFIELD   KIMBERLY ANN BROWN-HERNANDEZ   BOBBY LEE BROWNING   BRANDON LEE BROWNING   KIMBERLY M BROWNING   LARRY W BROWNING   NATHAN D BROWNING   BRIAN BROWNLEE   JOHN TROY BROWNLEE   JUSTIN ALEXANDER BROWNLEE   STEVEN W BROWNLEE
LINDSAY BROWNLEY   JOHN CONNOR BROWNRIGG   JUSTIN W BROXTON   ROBERT C BROYHILL   WILLIAM CHAD BROYLES   CALEB E BRUBAKER   ERIC C BRUBAKER   CHRISTOPHER S BRUBECK   BRIAN BRUCE   DAVID ARTHUR BRUCE   JASON MICHAEL BRUCE   WILLIAM KEITH BRUCE
STEVEN ANTHONY BRUCK   JAY ROBERT BRUEGMAN   JEFFERY PETER BRUER   KATRINA L BRUHN   CARL BRUINSMA   JAMES CRAIG BRUMBELOE   COURTNEY LYNN BRUMLEY   BO M BRUMMELS   CORY A BRUMMELS   JORDAN J BRUMMELS   JOHN E BRUMMET   DOUGLAS BRUMMETT   JUSTIN LEE BRUMMETT
KATHLEEN MAURA BRUNDAGE   BRAD BRUNEAU   JASON P BRUNER   MICHAEL BRUNER   TRACEY A BRUNER   JEANNINE M BRUNET   RICKARD BRUNET   JOEL P BRUNING   MICHAEL ALLEN BRUNNER   SHANNON ALEXANDRA BRUNNER   CHRISTOPHER J BRUNS   JACOB T BRUNS   NEIL J BRUNS
RANDALL K BRUNS   DOCK TREVOR BRUNSON   THOMAS BRUNSWICK   ISAAC H BRUNT   ALAN MICHAEL BRUTON   ALEXANDER C BRUTON   PADEN TRENT BRUTON   DEVEN T BRUTSMAN   BRANDON JOSEPH HUNTER BRYAN   HARRIS C BRYAN JR   JUSTIN DANIEL BRYAN   KADEN SEAN BRYAN
TIMOTHY DALE BRYAN   TONY L BRYAN   AMBER VELIKA BRYANT   AMY LEANN BRYANT   BARRY ALLEN BRYANT   BRIAN LEE BRYANT   DON ALLEN BRYANT   ELIZABETH PAIGE BRYANT   ERIC FITZGERALD BRYANT   HAROLD EUGENE BRYANT   HEATH W BRYANT   HERMAN R BRYANT JR
JACOB NATHANIEL BRYANT   JASON K BRYANT   JEFFREY L BRYANT   JORDAN B BRYANT   JOSEPH BERNARD BRYANT   KALEB ANDREW BRYANT   KIANA O BRYANT   LARRY D BRYANT   MARANDA M BRYANT   PATRICK BRYANT   RAYMOND BRYANT   WAYNE NEWTON BRYANT   CHARLES J BRYEANS
KRISTIE MICHELLE BRYMER   ANDREW BRYSON   KRISTINE MICHELLE BRZEZINSKI   JERRY E BUBLITZ   TREVOR BUBLITZ   RICHARD J BUBNIAK   THOMAS J BUBNIAK   JONLUCA BUCCI   NICK A BUCCI   CHARLES R BUCCIERI   LINDEN BENJAMIN BUCCINO   ALAN E BUCHANAN   ANDREW PARKS BUCHANAN
BRIAN M BUCHANAN   COLLIN JOSEPH CARON BUCHANAN   DEREK CHANEY BUCHANAN   HAROLD DUDLEY BUCHANAN JR   HUNTER BUCHANAN   JACK BUCHANAN   JERRY STEPHEN BUCHANAN   JOSHUA ALAN BUCHANAN   JOSHUA L BUCHANAN   THOMAS MARTIN BUCHANAN   BILLY GUY BUCK
CALE DONALD BUCK   CARL G BUCK   DAVID K BUCK   EDWARD J BUCK   KADEN BUCK   KYLE J BUCK   RYAN BUCK   WILLIAM ANTON BUCKENDAHL   JOSEPH WILLIAM BUCKLAND   ANTHONY M BUCKLEY   BRADY BUCKLEY   BRYCE ERIC BUCKLEY   DEWAYNE LEE BUCKLEY   JAMES T BUCKLEY
RICHARD BUCKLEY   THOMAS J BUCKLEY   TYLER BUCKMIRE   ADAM RICHARD BUCKWALTER   CHAD J BUCKWAY   CONNOR OWEN BUDD   ANTHONY S BUDDE   LOU BUDDE   RONALD R BUDDIE JR   SEAN P BUDINICH   TREVOR DILLAN BUDINICH   MARK W BUDNICK   ABIGAIL KATHRYN BUECHELE
BRYAN BUECHLEY   TIFFANY LYNN BUELL   TY COOPER BUELL   ALFONSO ENRIQUE BUENO   PALOMA JOSELIN BUENO AVILA   HARALD ERNST BUERGER   DAREN J BUETTNER   TIMOTHY G BUFFINGTON   SARAH LOUISE BUFFY   PERRY LEE BUFORD   ROBERT K BUGG   TYSON LEE BUGIS   MICHAEL BUGOS
JARED MICHAEL BUGOSH   ALEXANDER NICHOLAS BUHLE   CHRISTOPHER JUSTIN BUIE   DUSTIN J BUIST   STEPHAN BUJOLD   NICHOLAS BUKACZ   OLEG A BULANOV   SARAH D BULGARELLA   SHAUNTEL LARRY BULL   BROCK MICHAEL BULLARD   CAREY W BULLARD   DANIEL LEE BULLARD
GAGE RYAN BULLARD   TATE TINSLEY BULLARD   ZACHARY DYLAN BULLARD   STEVEN R BULLER   CHRISTOPHER A BULLINGTON   JOHN A BULLINS   AUDRIA JEANAE BULLOCK   BRIAN STEVEN BULLOCK   CURTIS LEE BULLOCK III   JAMES R BULLOCK   RICKY T BULLOCK   TANNER B BULLOCK
MICHAEL BULMER   CHARLES PARKER BULSON   DAVID C BULTEMEIER   LINCOLN WILLIAM BULTEMEIER   DUSTIN MICHAEL BUMBALOUGH   BRETT DURAN BUMGARDNER   SHELBIE LEIGH BUMGARDNER   ROBERT R BUMPURS   MATTHEW BUNCH   STEPHEN M BUNCH   JEREMY S BUNDY
KYLE WAYNE BUNDY   TIMOTHY M BUNDY   WILLIAM D BUNGER   PAMELA BUNKELMAN   WILLIE EDWARD BUNTING III   JOHN ANTHONY BUNTON   CESAR ANTONIO MENDOZA BUOL   JENNIFER DENISE BUONCUORE   JAYE M BURAS   ANTHONY BURBACH   BROOKS J BURBACH   JESSE E BURBACH
BRENNAN CRAIG BURBANK   ANITA KNIGHT BURCH   CHRISTOPHER A BURCH   CHRISTOPHER ALAN BURCH   HOUSTEN WAYNE BURCH   JUSTIN T BURCH   NOLAN CHRISTOPHER BURCH   ROBERT L BURCH   TAYLOR BRENT BURCH   GEORGE WILLIAM BURCHAM III   JOHNATHAN BURCHAM
TERRY D BURCHAM   AMANDA L BURCHELL   LUCAS W BURCHETT   NICHOLAS K BURCHETT   NATHAN BURCL   GREGORY LUKE BURD   JESSICA LIZZETTE BURDACKI   KERSTYN GAYE VELAZQUEZ BURDEN   RONALD E BURDETTE   WAYNE DURANT BURDETTE JR   DAVID THEODORE BURDICK
BRADLEY JAMES BURDITT   JONATHAN L BURFORD   DUSTIN BURG   EDWARD D BURGE   COLE WILLIAM BURGESS   DAVID D BURGESS JR   DRAYSON HUGH BURGESS   GEORGE ADRIAN BURGESS   JAMIE M BURGESS   JUSTIN SCOTT BURGESS   STEPHEN SHANE BURGESS   TARON LANEAR BURGESS
TATE JONATHON BURGESS   TYLER WAYNE BURGESS   JORDAN I BURGETT   COLE ROBERT BURGGRAVE   TOM E BURGIN   FREDWIN BURGOS   JOSEPH HECTOR BURGOS   PEDRO A BURGOS   DAVID BURILA   ANDRES BURITICA   BRANDEN JOE BURK   ROBIN BURK   DANIEL KENNETH BURKARD
KENNETH J BURKARD   ALISTAIR BURKE   ANGELA E BURKE   BRYAN BURKE   CHRISTOPHER M BURKE   CLINTON E BURKE   COREY J BURKE   DANNY RAY BURKE   DAREN MATTHEW BURKE   DEREK A BURKE   ERIC C BURKE   JEFFREY LELAND BURKE   MATTHEW J BURKE   NICOLE CLARICE BURKE
PAYTON R BURKE   RICHIE D BURKE   SHELLY BURKE   STEPHEN R BURKE   TAMMY BURKE   ZANDER REED BURKE   FERNANDO BURKE GIRON   ARTHUR LEE BURKES   DONALD G BURKETT   SAMANTHA BURKETT   MATTHEW BURKEY   NICHOLAS R BURKEY   LAWRENCE E BURKHALTER
MITCHELL WILLIAM BURKHALTER   MICAH GABRIEL BURKHARDT   DARRIN GENE BEESON BURKHART   ERIN ELIZABETH BURKHART   STACY R BURKHART   BRIAR ALEXANDER BURKHEAD   FRANKIE BURKHEAD   MARY BURKHOLDER   PHILIP OWEN BURKHOLDER   BARNEY B BURKS IV   TYLER LYNN BURKS
WARREN SHEA BURKS   RYAN BURLEIGH   SAMUEL JOSEPH BURLESON   THOMAS BURLINGHAM   KAESON SCOTT BURN   QUINTEN BURNES   WILLY H BURNES   AUSTIN MICHAEL BURNETT   DUNCAN ALAN BURNETT   GRACE E BURNETT   GREGORY A BURNETT   JAYDAN BURNETT   JONATHAN BURNETT
KEVIN NA BURNETT   MICHAEL F BURNETT   RYAN BURNETT   TERRY J BURNETT   TODD BURNETT   TRACY M BURNETT   CHRISTOPHER BERNARD BURNETTE   JANET DELIN BURNETTE   LAUREN JELLISON BURNHAM   THOMAS L BURNHAM JR   BRANDON L BURNS   CHADWICK R BURNS
CHRISTOPHER DEAN BURNS   DAVID K BURNS   DELIA P BURNS   DUSTIN BRENT BURNS   GABRIEL BURNS   GREGORY GENE BURNS   JACK HENRY BURNS   JAMES BURNS   JAMES M BURNS   JEFFERY BURNS   JEFFERY SCOTT BURNS   JONATHON LYNNE BURNS   JUDITH ELAINE BURNS   KELLY R BURNS
LORI A BURNS   NATHANIEL BURNS   NICHOLAS K BURNS   SETH BURNS   TRENTON LEE BURNS   VICTOR E BURNS   WESLEY J BURNS   MAX O BURNSIDE   SHAD SHAIN BURNSIDE   ASHLEY NICOLE BURR   RONALD A BURR   CORY R BURRAN   MICHAEL L BURRAN   CONNIE THALIA BURRELL
ERICA CHANNELL BURRELL   KEYVONTA ERIC BURRELL   LONNIE C BURRELL   SHANE D BURRELL   WILLIAM J BURRELL   DARRELL A BURRESS   DAVID M BURRIS   CHRISTIAN SCOTT BURROUGHS   RICHARD S BURROUGHS   TERRY LEE BURROUGHS   XAVIER FITZGERALD BURROUGHS   DAMON E BURROW
FLOYD LEON BURROW III   JOSHUA TURNER BURROW   JACK HENRY BURROWS   JORDAN C BURROWS   JORDAN BURRUP   CHASE ORION BURRUSS   ADAM BURSLEY   AMANDA MARIE BURT   JEREMIAH M BURT   NATHAN S BURT   RANDY A BURT   AMY LYNN BURTON   AYANNA BURTON   BRANDON BURTON
CALE ANTHONY BURTON   CHARLES ELBERT BURTON   CLAYTON A BURTON   CYNTHIA LOUISE BURTON   DAVID EUGENE BURTON   EDWARD A BURTON   GEORGE THOMAS BURTON JR   HAYDEN GRACE BURTON   JEREMY D BURTON   JONATHAN WILLIAM BURTON   KENNETH J BURTON
LACAMRY SHYTOYA BURTON   LANE MICHAEL BURTON   MATTHEW GLEN BURTON   MICHAEL J BURTON   SHANNON D BURTON   STEVE EDWARD BURTON   TIMOTHY ORION BURTON   CHASE T BURWELL   DOUGLAS J BURWELL   JOHN P BURWELL   MADISON L BURWELL   MURLIN E BURWELL JR
MICHAEL BURZLAFF   OMOTOYOSI BUSARI   ANDRE BUSBY   CHANDLER NATHANIEL BUSBY   JOSEPH E BUSCH   SAMUEL JAMES BUSCH   KIESA ELISE BUSCHBAUM   LISA A BUSENBARK   JEFFERY B BUSER   BRANDON LAMONT BUSH   DARRIN C BUSH   ERIC BUSH   KARLEY BLAIR BUSH   KERI MICHELLE BUSH
MICHAEL JOE BUSH   RICKY BERNARD BUSH   RYAN W BUSH   TRYSTAN ALAN BUSH   BRETT J BUSHA   DANIEL BUSHALLOW   CARL L BUSHEY JR   MATTHEW BUSHNELL   MICHAEL G BUSHNELL   BRETT MATHEW BUSHONG   BRIAN D BUSHONG   BRETT M BUSKE   WAYNE A BUSSARD   DALLAS A BUSSE
LOGAN LANE BUSSEY   MIGUEL BUSTAMANTE   GERARDO BUSTILLOS   EDGAR BASURTO BUSTOS   JUAN BUTANDA   CLARE ELISABETH BUTCHER   WILLIAM BUTCHER   JOHN A BUTIKOFER   BENJAMIN ALEXANDER BUTLER   BILLY J BUTLER   BRUCE BUTLER   CECIL DOUGLAS BUTLER   CLAYTON J BUTLER
DOUGLAS ALEXANDER BUTLER JR   JAMES G BUTLER   JODY L BUTLER   JOSHUA BUTLER   KENNETH SHANE BUTLER   MALLORIE LAUREN BUTLER   MONICA BUTLER   NINA KATHERINE BUTLER   ROBERT R BUTLER JR   SOLOMON ARTHUR BUTLER   TANNER BRETT BUTLER   TIMOTHY E BUTLER II
TREVOR W BUTLER   WILLIE JAMES BUTLER   ADAM BUTRYM   ERICA BUTRYM   ASAD BUTT   CODY D BUTT   SHEZA BUTT   BRAD H BUTTARS   BRENDEN JESSE BUTTARS   JAMES A BUTTARS   KELSEY K BUTTARS   KORTLIN J BUTTARS   MATTHEW VERN BUTTARS   STEPHEN C BUTTARS   TRACY BUTTERFIELD
BERNARD RICHARD BUTTERWICK   JOSEPH DALE BUTTERWORTH   ROBERT E BUTTERWORTH   ALLAN DEWAYNE BUTTRAM   GERALD A BUTTS   JOSEPH MILTON BUTTS   JOSHUA BUTTS   WILLIAM REESE BUTTS   LAURA BUTZER   JONATHAN D BUZEK   BRICE LEE BYARS   RALPH L BYARS   AMANDA BYCZYNSKI
JOSEPH BYER   AARON J BYERLEY   DALEN JOSEPH BYERLEY   JAMES BROWN BYERLINE   JOSEPH AUSTIN BYERLY   JOSEPH H BYERLY   SHELBY DERIC BYERS   JOHN WESLEY BYFORD   COLTON DALE BYINGTON   KEVIN J BYINGTON   MICHAEL GORDON BYKOWICZ   TRAVIS A BYNUM   TRISDON A BYNUM
KEVIN BYRAGEE   ADAM DALTON BYRD   ALICIA AERIEL BYRD   COURTNEY S BYRD   DAVID BYRD JR   DYLAN ALEXANDER BYRD   FREDERICK D BYRD   GARY D BYRD   JAMES E BYRD   JARED SHANE BYRD   KEVIN L BYRD   LAURIE RENEE BYRD   RICHARD NEIL BYRD   RYAN E BYRD   TIMOTHY A BYRD
TOMMY ALLEN BYRD   BILL BYRNE   LAWRENCE TIMOTHY BYRNE   MARSHALL BYRNE   RYAN J BYRNE   RYAN P BYRNE   PETER MICHAEL BYRNES   CHASE ROBERT BYRNS   STEVEN BYRON   ANDREW BYRUM   TONY LYNN BYRUM   CODY J BYWATER   TY BYWATER   ROBERT BZDILL JR
CRISTIAN GERMAN CABA JIMENEZ   RYAN ANDREW CABAL   GRECIA MARIELLA ROBLES CABALLERO   PETER PAUL MENDIOLA CABANAYAN   JOSE' A CABASSA   KRISTY WYNETTE CABBIL   CARLOS AUGUSTINE CABELLO   CARLOS ALBERTO RIVERA CABEZA   ANTHONY W CABINESS JR   KEVEN CABRAL
JUAN ANTONIO CABRALES   ALONZO CABRERA   ANDREA P CABRERA   ANTHONY CABRERA   CARLOS ANDRES CABRERA   CARLOS IVAN CABRERA   GUADALUPE CABRERA   JHIOVANNY N CABRERA   JOSE F CABRERA   TOMAS A CABRERA   JUAN PEDRO CABRERA MADRIGAL   FERNANDIS MONTEZ CADDELL
SEAN E CADDELL   WILLIAM STEVEN CADE   PATRICK CADEAU   MIKE CADLE   PATRICK JOSEPH CADY   GUILHERME CAFOLA DELLA COLETA   BRANDON CAGE   KEVIN L CAGE   SAMUEL CAGE   BRAYDEN WHIT CAGLE   CORY CAGLE   DUSTY CLAUD CAGLE   HOLLIS S CAGLE   JOSEPH CAGLE
LANDON MICHAEL CAGLE   VALERY LEA CAGNEY   ARNOLD CAGURANGAN   CRAIG P CAHAIL   ANDREW PHILIP CAHILL   JUNE R CAHILL   CHRYSTAL CELESTE CAHOON   AARON W CAIN   BARBARA CAIN   BRIANNA LASHA CAIN   CHRISTOPHER J CAIN   CODY PATRICK CAIN   JOSHUA JAMES CAIN
COLIN CAIRNS   SEAN CAIRNS   ROBERT L CAISON JR   GEORGE H CAISSE   SUSAN M CAISSIE   CR SLADE CALAME   SOPHIA SIGRID CALANDRA   ZACKERY LEWIS CALANDRILLA   ANTHONY ISAIAH CALBERT   VICTOR MANUEL CALDER   VERONICA CALDERA   ELISEO CALDERON   JORGE L CALDERON
OSCAR J CALDERON   SABINO ALBERTO CALDERON   LUIS ALBERTO CALDERON CALDERON   AUSTIN W CALDWELL   BRYANT W CALDWELL   DEVIN ALLAN CALDWELL   ELIZABETH A CALDWELL   JACK E CALDWELL   SEBASTIAN CALERO CASTRILLON   HECTOR CALERO OJEDA
GABRIEL RENE CALERO PILARTE SR   JOHN R CALHAN   DARRELL S CALHOUN   DAVID C CALHOUN   HUNTER D CALHOUN   JERRY CALHOUN   LOWELL D CALHOUN   MAX ALAN CALHOUN   RICHARD J CALHOUN   DANIEL CALIN   ASHTON E CALL   ROBERT CALL   WALTER JAMES CALL III   KEVIN CALLAGHAN
LINDSAY CALLAGHAN   DANIEL W CALLAHAN   NICHOLAS A CALLAHAN   REED M CALLAHAN   ANGELA MARIE CALLAN   ABIGAIL ORMAND CALLAWAY   CHRISTOPHER D CALLAWAY   HAYDEN CALLAWAY   JARED MILLER CALLENS   ARTHUR CALLES JR   ANGELA DENISE CALLIHAN   JACKSON HAYES CALLIS
MICHAEL JOSEPH CALLOW   JOSEPH CALSADA   NOAH CALVER   LORI CALVERLEY   GROVE A CALVERT   JEREMY C CALVERT   MICHAEL CALVERT   WILLIAM HOUSTON CALVERT   CARMEN CALVILLO   FERNANDO CALVILLO   BENJAMIN N CALVIN   BALAM CALZADA MACIAS   AQUILES CALZADILLA
JEFONE CAMACHO   JESUS J CAMACHO   JOEL CAMACHO   JULIUS CAMACHO   LAURA CAMACHO   NOE M CAMACHO   ROBERT A CAMACHO   MERAB ARELLANO CAMACHO   FRANCISCO CAMACHO ORTIZ   MARK CAMACLANG   MARLON CAMACLANG   THOMAS V CAMAJ   SOULEYMANE CAMARA
JOSE CAMARENA   PEDRO CAMARENA   PEDRO JAVIER CAMARENA   ALEXANDER CAMBA   MICHAEL CAMBAL   STEVEN CAMBAL   CANER CAMCIOGLU   JESSY CAMDEN   ADAM CAMERON   ALLYSON G CAMERON   DAVID JOESPH CAMERON   MAXWELL CAMERON   SHAWN EDWARD CAMERON JR
STACY ALLEN CAMERON   YVETTE M CAMILLE   LUCAS AGUSTIN CAMINO   JOHN CAMMILLERI   CHRISTOPHER J CAMP   NATHAN ANDREW CAMP   ZACHARY CHRISTOPHER CAMP   MARIO J CAMPA   ADRIENNE CAMPBELL   ALBERT D CAMPBELL   ANDREW CAMPBELL   BILLY WAYNE CAMPBELL
BRANDON S CAMPBELL   CHRISTOPHER JUSTIN CAMPBELL   COLEMAN SMITH CAMPBELL   COLTON JOSEPH CAMPBELL   COREY ADAM CAMPBELL   DANIEL CAMPBELL   DARLENE B CAMPBELL   DAVID C CAMPBELL   HAROLD T CAMPBELL   JACOB R CAMPBELL   JAMES S CAMPBELL
JEAUNA DEOSSIE CAMPBELL   JUSTIN CAMPBELL   JUSTIN ANGUS CAMPBELL   JUSTIN DAREL CAMPBELL   KRISTINA M CAMPBELL   LEE CAMPBELL   MARK D CAMPBELL   MARQUELLE JAMONE CAMPBELL   MATTHEW JAYCE CAMPBELL   MCKAYLA SUZANNE CAMPBELL   MICHAEL CAMPBELL
NATHAN CAMPBELL   PETER CAMPBELL   ROBERT M CAMPBELL   RUSSELL D CAMPBELL JR   SEAN P CAMPBELL   STETSON DON CAMPBELL   TIMOTHY D CAMPBELL   VICTORIA E CAMPBELL   WILLIAM P CAMPBELL   ADAN CAMPOS   HENRY CAMPOS   JOSE CAMPOS   JUSTIN CAMPOS   MARTA CAMPOS
MICHEAL CHRISTOPHER CAMPOS   DONATO CAMPOS CRUZ   IVAN A CAMPOS FLORES   FERNANDO CAMPOS SALDANA   ADRIANA CAMPUZANO   DUSTIN CANADA   JALEEL ELIJAH CANADA   ENRIQUE HUGO MENA CANALES   CYNTHIA DEON CANARD   ROBERT WARREN CANARD   KRISTIN CANDAZA CANASTA
ROBERTO CARLOS CANCHOLA MIRANDA   IVAN CANDELAS DEL TORO   PATRICIA CANDIA JIMENEZ   JORGE CANELA   JUAN CANELA GUERRA   JOSE EMMANUEL CANELA PRECIADO   KYLEN CANEPA   CARSON GLENN CANFIELD   EMMA LOUISE CANFIELD   GEOFFREY WARREN CANFIELD   JARED CANFIELD
JOSHUA JOHN CANFIELD   EDNA CANIZALES   SERA CANNELLA   BERNADETTE MARIE CANNON   BRUCE L CANNON   DARRELL KEITH CANNON   JERRYELL JAMES CANNON JR   MARIAN K CANNON   ROBERT JAMES CANNON   ROBERT KEMPER CANNON   RUSTY D CANNON   STEVEN CANNON
TREVOR LANE CANNON   WESLEY K CANNON   BONNIE LUCILLE CANO   JESUS THOMAS CANO   LUIS ADOLFO CANO   RICARDO DANIEL CANO JIMENEZ   ROBERT J CANODE   JOSE JESUS CANO-MAGDALENO   DEAN CANONICO   AMBER NICOLE CANOY   KALEB A CANOY   SAMUEL CANOY JR
CESAR A CANTEO PATZAN   HECTOR OMAR CANTERO   LUIS CANTERO   ANDREW T CANTLEY   JAMES CANTLON   BO GARYN CANTON   CADE ALLEN CANTON   DARREN CODY CANTRELL   DENNIS A CANTRELL   FRANKLIN MARION CANTRELL IV   JAMES THOMAS CANTRELL   JOSHUA DEVON CANTRELL
KIMBERLY JEAN CANTRELL   CHRISTIAN XAVIER CANTU   JOSE G CANTU   MIGUEL A CANTU   JAIME CANTU-LEAL   ARTURO SEBASTIAN CANTU-TREVINO   JOSHUA ANDREW CANTWELL   WENXUAN CAO   EDUARDO J CAPEZZA III   MASSIMO CAPONI   OMELIO LUIS CAPOTE CRUZ   BRIAN CAPP
LOGAN JAMES CAPP   WILLIAM GREGORY CAPPEL   CHASE CAPPELLANO   ROLAND D CAPPELLANO   DANIEL LOGAN CAPPS   FREDERICK W CAPPS   JACOB JON CAPPS   JEFFREY THOMAS CAPPS   KEVIN CAPPS   MADISON LAURIE CAPPS   RILEY DALE CAPPS   TY HUNTER CAPPS   JOSE MANUEL CARABALLO
REYES CARAVEO RAMOS   JERSON CARBAJAL   MARIO ALBERTO CARBAJAL MARTINEZ   ANGEL CARBALLO   RAYMOND H CARBONI   TRAVIS M CARD   TREVOR LEE CARDA   JESSE J CARDARELLI   JERRY T CARDEN   FELIPE J CARDENAS   ISRAEL CARDENAS   JESÚS EDUARDO CARDENAS   LETICIA CARDENAS
MAYRA J CARDENAS   RUBEN A CARDENAS   GUILLERMO VEGA CARDENAS   CARLOS EDUARDO CARDENAS LOPEZ   JENNIFER CARDENAS SOLORZANO   GERALD HUGHES CARDIFF   AUNDRY CARDINAL   CHRISTOPHER CARDONA   ENRICO PINA CARDONA   ERICA EVA CARDONA   JESÚS CARDONA
JOSE MAURICIO LOPEZ CARDONA   IGNACIO CARDOZA   SCOTT MICHAEL CARDY   MARIA G CARESS   STEVEN L CARESS   CALEN CAREVIC   DONOVAN CAREVIC   DANIEL L CAREY   DUANE A CAREY   JAMES T CAREY   RONALD MATTHEW CAREY JR   STEVEN J CAREY   DEVAN M CARFIELD   DAVID M CARGILL
RODOLFO CARINO   JOSEPH ROBERT-JAMES CARLBERG   JONATHAN A CARLEY   MASON J CARLILE   JAMIE LEE CARLING   ALISA D CARLISLE   BARRY S CARLISLE   CODY DALE CARLISLE   KACEY LYN CARLISLE   LANNY COLBY CARLISLE   GENO CARLOPOLI   GREG S CARLSEN   CHRIS CARLSON
DANIEL CARLSON   DELWIN E CARLSON   JEFFREY MARK CARLSON   JEROME R CARLSON   JOSHUA F CARLSON   KEITH ALLAN CARLSON   NICHOLAS M CARLSON   RYAN L CARLSON   SCOTT R CARLSON   STEVEN P CARLSON   LANCE W CARLTON   NATHANAEL ROSS CARLTON   LUKE ELIJAH CARMAN
RONI M CARMAN   TERRY RAY CARMAN   KEIFER NELSON CARMEAN   CYRIL CARMICHAEL   NICHOLAS ALLEN CARMICHAEL   TAYLOR ALEXANDER EUNSON CARMICHAEL   GEORGE H CARMONA   TINA CARMONA   CADEN PAUL CARNAGGIO   CHAD W CARNAHAN   JERRY W CARNAHAN
JOHN WILLIAM CARNELL   ROBIN CARNES   AARON HOWARD CARNEY   APRIL ANN CARNEY   DAVID RANDALL CARNEY   VALMOR CARNINO   CLAYTON CARNLEY   JACOB REID CARNLEY   CHRISTIAN T CARNRIGHT   JERRY L CARNRIKE JR   ISMAEL CARO   BENOIT CARON   PAUL CARON   PAULO CARON
ABEL CARP   BRADLEY A CARPENTER   BRIANNA JANE-ELLEN CARPENTER   BRYCE EUGENE CARPENTER   CURTIS M CARPENTER   DON CARPENTER   JAMES E CARPENTER   JONATHAN ADAM CARPENTER   LANCE KEITH CARPENTER   LARRY E CARPENTER   LUCAS C CARPENTER   RANDY J CARPENTER
SCOTT L CARPENTER   STEPHEN L CARPENTER   TANNER ZACHARY CARPENTER   THOMAS E CARPENTER   TIM S CARPENTER   CHAD A CARPER   ERIC W CARPER   JEFFREY W CARPER   ANDREW RAYMOND CARR   BRET EDWARD CARR   BROOKE JORDAN CARR   CAMERON M CARR   CLINTON C CARR
DANIEL CARR   DAVID LEE CARR   HOLLY ANN MARIE CARR   JASON RYAN CARR   JENNIFER J CARR   JESSICA N CARR   JONATHAN CULLUM CARR   KADEN MATTHEW CARR   MARK J CARR   MARK W CARR   RYAN A CARR   SHAWN M CARR   THEODORE F CARR   TIMOTHY W CARR   BRYAN ALLEN CARRACO
CLAUDIA CARRANZA   ERNESTO C CARRANZA   FIDEL ERNESTO CARRANZA   JAVIER ANTONIO CARRANZA   CARLOS JOVANY CARRANZA FLORES   ANTONIO ISAAC CARRASQUEL MOY   BRANDON LEWIS CARRAWAY   JASON DOUGLAS CARRAWAY   JODY W CARRAWAY   JOSEPH C CARRAWAY   IVAN CARREJO
JONATHAN D CARRELL   ANTONIO D CARRENO   JOSH CARRENO   GABRIELA M CARREON   JOEL CARRIERE   RYAN CARRIERE   DAMON H CARRIGAN   ALEJANDRO CARRILLO   ALFREDO NA CARRILLO   CESAR CARRILLO   JOEL V CARRILLO   MANUEL F CARRILLO   MIGUEL ANGEL CARRILLO   ROBERTO CARRILLO
LUIS ALBERTO CARRILLO BARAJAS   MAVIAEL CARRILLO CAMACHO   JENNIFER DENISSE CARRILLO GATICA   MAGDALENO CARRILLO RENDON   JOSHUA N CARRINGTON   ROBERT E CARRINGTON   DAVID EUGENE CARRION   JOEL J CARRION   HUMBERTO ALEJANDRO BARRIENTOS CARRION
DANIEL CARRIZALES   AARON LAMAR CARROLL   AMY MARIE CARROLL   BRYCE TYLER CARROLL   CHANCE CARROLL   DARREN GENE CARROLL   J T CARROLL   JACOB P CARROLL   JONATHAN A CARROLL   JONATHAN J CARROLL   KRISTOPHER DONALD CARROLL   MICHAEL J CARROLL   MICHAEL W CARROLL
PAMELA JACI CARROLL   ROGER H CARROLL   STEPHEN CARROLL   CHRISTOPHER CARROWAY   JEFFREY LYNN CARRUTHERS   ANDREW CARSON   FISCHER DWAYNE CARSON   JAMES CARSON   MARTY O CARSON   CRAIG A CARSTENS   KRISTIAN SCOTT CARSTENS   CESAR CARTAGENA
THOMAS FRANKLIN CARTE JR   AUSTIN ALEXANDER CARTEE   JEFFREY T CARTEE   WILLIAM CHRISTOPHER CARTEE   ALEXIS LATRICE CARTER   AMBER BRIELLE CARTER   ANTHONY CARTER   BARRY NICHOLAS CARTER   BRANDON HOUSTON CARTER   BRETT ALLEN CARTER   CARLIS BERNARD CARTER
CARLISLE H CARTER   CHAD M CARTER   CHRISTIAN GAGE CARTER   CHRISTOPHER O CARTER   CODY JAMES CARTER   DERRICK ANTWAN CARTER   EDMOND CARTER   ELDON G CARTER   ELIZABETH CHARLENE CARTER   ELMER D CARTER   GREGORY M CARTER   JACK F CARTER   JAMES CARTER
JAMES EDWARD CARTER   JASON TRAVIS CARTER   JAY KELLY CARTER   JOHN L CARTER   JOHNNYJAMES DALE CARTER   JORDAN LANDIS CARTER   JOSHUA J CARTER   JUSTIN JOSEPH CARTER   KATHERINE A CARTER   MARCUS DEON CARTER   MATTHEW ALLEN CARTER   MICHAEL D CARTER
MICHAEL L CARTER   MITCHELL B CARTER   NATHAN WAYNE CARTER   PHILLIP G CARTER   REBECCA J CARTER   RICHARD CARTER   ROBERT SCOT CARTER   ROGER EDWARD CARTER   SCOTT D CARTER   SCOTT R CARTER   THOMAS CARTER   THOMAS JAMES CARTER   TREMAYNE RASHAD CARTER
TYLER J CARTER   PEYTON EUGENE CARTWRIGHT   ERICA CARUSO   JEFFERY E CARUSO   JOHN RICHARD CARUTHERS   ANTONIO CARVAJAL   ANTHONY E CARVER   DAVID L CARVER JR   OLIVIA GRAHAM CARVER   TONY D CARVER   JASON MITCHELL CARWILE   NIKITA NICOLE CASAO
WILFREDO CASAS BORGES   MICHAEL CASCONE   AARON T CASE   DUSTYN CHRISTOPHER CASE   EMILY LORRAINE CASE   JENNIFER L CASE   JORDAN M CASE   MEGAN ROSE CASE   MICHAEL D CASE   VENA LYNN CASE   FRANCIS VINCENT CASELLA   SCHYLER GALE CASELTON   ANTHONY WAYNE CASEY
CHAD A CASEY   CHARLES D CASEY   GARETH R CASEY   KENNETH CHARLES CASEY   MATTHEW DOUGLAS CASEY   ROBERT L CASFORD   KORY E CASH   MARKEIS TONY CASH   PAYTON B CASH   RICHARD D CASH   THOMAS R CASH   BRIAN H CASHION   ROGELIO L CASIANO CRUZ   JOSE L CASILLAS
RAMON A CASILLAS   RAY CASILLAS   JORGE A CASILLAS-CORDERO   MADISON HOPE CASIMO   BLAKE ALTON CASLER   ERIC R CASON   ALEX BLANE CASPER   DANIEL C CASPER   HAROLD J CASPER   MARK E CASPER   MATTHEW CASPER   TAMMY M CASPER   CASS C CASPERSON
RICARDO GARCIA DE ALBA CASSAIGNE   SCOTT DOUGLAS CASSEL   ROYNER CASSI REYES   SHANE JOSEPH CASSIDAY   CHARLIE CASSIDY   JEFFREY L CASSIDY   KEVIN JOSEPH CASSIDY   TONY RAY CASSIDY   GLORIA ANN CASTANEDA   GUILLERMO CASTANEDA   JAVIER CASTANEDA   JONATHAN CASTANEDA
SERGIO CASTANEDA   MANUEL DE JESÚS CASTANEDA MORENO   ADOLFO EMMANUEL CASTAÑEDA TORRES   JULIO CASTELLANOS   ESTEBAN ADRIAN CASTELLANOS HERNANDEZ   JEIMY SURAY CASTELLANOS REINA   JOSHUA CASTELLO   XIOMARA CASTELLON   ADRIANA MOLBERT CASTILLE
ALFREDO CASTILLO JR   AMY L CASTILLO   BRANDON THOMAS CASTILLO   EDWARD NICHOLAS CASTILLO   ERICK IVAN CASTILLO   FELIPE CHRISTIAN CASTILLO   JAIRO N CASTILLO   JUAN CASTILLO JR   KARINA ELIZABETH CASTILLO   NANCY L CASTILLO   NOEL CASTILLO   OSCAR HUMBERTO CASTILLO
RAFAEL CASTILLO JR   WENDY M CASTILLO   WILMER CASTILLO   JORGE ALEINIKOU MARTINEZ CASTILLO   GABRIEL JESUS CASTILLO BARRIOS   ARTURO CASTILLO HERNANDEZ   JOSE ARMANDO CASTILLO SANTANA   MARIA GUADALUPE CASTILLO VASQUEZ   CONNOR COOPER CASTLE   ERIC L CASTLE
ERIC L CASTLE JR   JEFFREY C CASTLE   JEROME H CASTLE   SCOTT CASTLE   SEAN CHRISTIAN CASTLEBERRY SR   STEVEN E CASTLEBERRY   JOSEPH V CASTONGUAY   IRVIN SAUL CASTOR   JESUS EMANUEL CASTORENA LEAL   BROOKE LEE CASTRO   CHRIS CASTRO JR   CRISTIAN LUIS CASTRO
JAMES CASTRO   JOAHAN J CASTRO   MICHAEL ALAN CASTRO   NAPOLEON CASTRO   NELSON CASTRO   ROBERT N CASTRO   SALVADOR CASTRO   JOEL TOLEDO CASTRO   ABRAHAM CASTRO COTA   JOHAN CASTRO LEMUS   JOSE BERNARDO CASTRO LOPEZ   MARITZA CASTRO ROSALES
MOISES CASTRO TORRES   MICHAEL A CASTRUITA   JAMES CLIFFORD CASWELL   ANGELA NADINE CATALAN   VERN CATANIA   TERENCE CATEDRAL   CADE CATER   JACOB LLOYD CATER   JESSE CATER   JIMMY CHANCE CATER   TIMOTHY W CATER   AUSTIN RAY CATES   JOSEPH CATES   MARSHALL ATKINS CATES
SHAWN B CATHER   SHAWN MICHAEL CATHEY   JOHNY CATI   ANTONIO CATINAC   DEREK CATO   JOHN DEWAYNE CATO   WHITNEY LEIGH CATO   TOMERRIS J CATO-DIXON   DILLON E CATON   ANDREW ALEXANDER CATRON   CORY L CATRON   KEVIN L CATTAU   MELANIE CATTELL   CHRISTOPHER D CAUDILL
MICHELLE DWIGHT CAUDILL   CINDY CAUDLE   JASON R CAUDLE   CHANCE WITTNEY CAULDER   TIMOTHY JOSEPH CAULDER   DARRELL LEE CAULK   LEONELL CAUNAN   CHRISTOPHER CHASE CAUSEY   GARY G CAUSEY   KENNETH R CAUSEY   LEROY CAUSEY   WALTER A CAUSEY   JACK CAUTHEN

HARRY CAVANAGH   KYLE OLIVER CAVANARY   CORDARO JORDAN CAVAZOS   JOSE L CAVAZOS   HEATH AVERY CAVITT   BRADLEY SCOTT CAVNESS   CARLOS CAZARES   JUAN CAZARES   MARIO V CAZARES   IVAN CAZESSUS   ERIC BERNARD CEASAR   JUAN PABLO CEBALLOS AGUILAR
JESUS ALEJANDRO CEBALLOS TRUJILLO   STEVEN CEBREROS   DANIEL R CECIL   DAVID D CEDENO ARAGON   ROLLIE S CEDERBURG   ANGEL ISRAEL VEGA CEDILLO   FRANCISCO JAVIER VEGA CEDILLO   GEORGIA CEJA   JORGE ALEJANDRO CEJA IBARRA   DAMIR CELAHMETOVIC   ANTONIO CELIO RAZO
JASON CELORIO   JOHN KRAM KUNG CENHRANG   JEAN CASEY CENQUIGRANA   JOSHUA ALVER CENQUIGRANA   JOSE FRANCISCO CENTENO SANCHEZ   LUIS CENTENO SANCHEZ   CAYDEN LEE CENTERS   JUAN CARLOS CERDA   JULIO C CERDA   EDMUNDO EFRAIN GONZALEZ CEREZO   DOUGLAS E CERNY
CARLOS ANTONIO CERRATOS LEAL   DOMINIC CERRETA   OMAR CERRITO   DANYS M CERVANTES   DIEGO A CERVANTES   FIDEL CERVANTES   IGNACIO CERVANTES   JAVIER CERVANTES   MADALYN CERVANTES   STEVE CERVANTES   VICTOR CERVANTES   ROBERTO SERRANO CERVANTES
JUAN CERVANTES ACOSTA   MANUEL CERVANTES AGUILAR   ESTELA CERVANTES BUENROSTRO   HECTOR CERVANTES RAMIREZ   ISMAEL CERVANTES SANTILLAN   CHANCELLOR D CERVANTEZ   DIEGO CESAREO CORTES   VINCENT JOSEPH CESTARO   BILLY HAMILTON CETER BUSTAMANTE
ADRIAN CETERA   PIOTR Z CETERA   DEBORAH CHABINO   ANDREW BLAINE CHABOT   ANDI CHACON   MARINA ELIZABETH BARRANCO CHACON   MARC D CHADAZ   ERIC WAYNE CHADWICK   CHUNG CHAI   BRADLEY PAUL CHAILLAND   RICHARD CHAILLAND   SARAH ELIZABETH CHAIN   HUGO CHAIREZ
MUTHU DINAKARAN CHAIRMA PANDIAN   DEMION CHAITOO   BRIAN CHALFONT   RYAN CHALIFOUX   DAVID JOESPH CHAMBERLAIN   LANE MATTHEW CHAMBERLAIN   WILLIAM FRANK CHAMBERLAIN   ETHAN P CHAMBERLIN   BRIAN KEITH CHAMBERS   MATTHEW WAYNE CHAMBERS
MICHAEL JEFFREY CHAMBERS   MICHELLE L CHAMBERS   RICK LEE CHAMBERS   JAKEB NEAL CHAMBLISS   PATRICK RYAN CHAMBLISS   ETHAN GRANT CHAMPAGNE   MICHELE CHAMPAGNE   TYLER CHAMPAGNIE   CHRISTOPHER M CHAMPION   DAVID WAYNE CHAMPION   DRAPER CHAMPION
JOSEPH BRENT CHAMPION   PHILLIP TYLER CHAMPION   DEBRA KAYE CHAMPLUVIER   LAURA C CHANCELLOR   NISCHAL CHAND   RISHANAND CHANDERBALLY   BAIN E CHANDLER   CODY DANIEL CHANDLER   DALE W CHANDLER   FAYE ANNA CHANDLER   JACOB W CHANDLER   LEAH NICOLE CHANDLER
MATTHEW CLAYTON CHANDLER   PAUL JAMES CHANDLER   RANDY J CHANDLER   SUZANNE MICHELLE CHANDLER   WILLIAM BRYANT CHANDLER   SUGANTHI CHANDRAN   NIRMALRAJ C CHANDRASEKAR   VENKATESH CHANDRASEKAR   BRAD D CHANEY   JACOB CHANEY   LUE CHANG
MICHAEL ANTHONY CHANTHARASINH   ABDELAZIZ CHAOUKI   ROGELIO CHAPA   CHAD A CHAPEK   BRODY LAYNE CHAPIN   ADAM P CHAPMAN   BEATRICE GENE CHAPMAN   CODY SCOTT CHAPMAN   DEWEY CHAPMAN   JACK CHAPMAN   JACOB A CHAPMAN   JAYCE ANDREW CHAPMAN
JOSHUA ALAN CHAPMAN   KENNETH D CHAPMAN   LARRY CHAPMAN   MICHAEL WESLEY CHAPMAN   NICHOLAS CHAPMAN   NINA DEE CHAPMAN   THAD W CHAPMAN   DILLON KYLE CHAPPELL   JUSTIN CHAPPELL   JUSTIN DWAYNE CHAPPELL   MADISON FAITH CHAPPELL   TAYLOR JAYE CHAPPELL
TYLER RICHARD CHAPPELL   ZACKARY CHARBONNEAU   KATELYN RENEE CHARD   MICHAEL TODD CHARD   ALLISSA CHAREST   JAMES CHARITY   KAITLIN CHARITY   ALAN M CHARLES   CLIFTON R CHARLES   DANIEL WESLEY CHARLES   SHERWIN CHARLES   DOUGLAS WARD CHARLTON
ARULRAJ CHARMAKANI   JOSEPH M CHARNICK   DAIGNEAULT CHARTRAND   BLAZE M CHASE   BRIAN DOUGLAS CHASE   COBY A CHASE   JAMES A CHASE   JOHN EDWARD CHASE   NICHOLAS J CHASE   RYAN EDWARD CHASTAIN   THOMAS CHATMON   MINH NA CHAU   RAHUL CHAUDHARI
PARIKSHIT DINESH CHAUHAN   ROHIT CHAUHAN   LINDSAY CHAUVIN   DEEPAK CHAVAN   ROHAN CHAVAN   VAIBHAVI CHAVAN   NICCOLAS I CHAVARRIA   JOSE CHAVARRIA CAMPOS   SIXTO CHAVES   ALEJANDRO CHAVEZ   ALEJANDRO CHAVEZ   DENISE CHAVEZ   GERARDO CHAVEZ   GILBERT SALDANA CHAVEZ
IGNACIO JOSE CHAVEZ   JENNIFER A CHAVEZ   JONATHAN MICHAEL CHAVEZ   JORGE CHAVEZ JR   JOSHUA J CHAVEZ   LEONARD M CHAVEZ   LEONARD MICHAEL CHAVEZ   MICHAEL A CHAVEZ   OSCAR CHAVEZ   RIGOBERTO CHAVEZ   JEFFREY BRIAN CHAVEZ BARRANCO   OSCAR CHAVEZ CAMPA
BERONICA CELENA CHAVEZ CHIRINOS   JUAN DE JESUS CHAVEZ MENDOZA   RICARDO CHAVEZ MENDOZA   PEDRO CHAVEZ SERRANO   GUELMIS CHAVEZ TORRES   AMANDA LOUISE CHAVIRA   JAIME CHAVIRA   GREG B CHAVIS   JOHNATHAN BERNARD CHAVIS   JOSHUA CHAVIS   LARRY WALKER CHAVIS III
MARCUS CHAVIS   MARCUS WAYNE CHAVIS   PATRICIA A CHAVIS   SHANNON L CHAVIS   TRACEY DENISE CHAVIS   ZACHERY BRYCE CHAVIS   RAVIKIRAN REDDY CHAVVA   KENAN CHEA   KEITH THOMAS CHEATHAM   TANNER ZANE CHECKETTS   ZANE D CHECKETTS   KEITH A CHEESEBORO
BRADLEY G CHELETTE   XANDER CAIN CHELETTE   GUANG XIA CHEN   JOHN CHEN   MICHAEL X CHEN   TIMOTHY JULIAN CHEN   JOSHUA C CHENEY   JOSHUA CHENG   CLINTON LEE CHERRY III   ELMER CHERRY JR   JOSEPH WARNER CHERRY   SCOTT WENDELL CHERRY   STEPHEN MICHAEL CHERRY
WILLIAM CHERRY   DONNA JEAN CHESNIK   CORTLIND CHESSER   DONALD CHESSOR   ALYVIA GRACE CHESTNUT   MARCUS WILLIE CHESTNUT   ELVIN CHEUNG   SAI MOHITH REDDY CHEVURU   JIMMY CHI   ANGELO CHIARELLI   NICHOLAS CHIASSON   ALEXANDER CHICAS   TAYLOR J CHICK
DAVID A CHICKERY   MAXIME CHICOINE   MATTHEW CHIDESTER   JOHN TYLER CHIKI   BROCK SETH CHILD   NATHAN ALLEN CHILDERS II   WESLEY KASE CHILDERS   WILLIAM SHAUN CHILDERS   BRANDON W CHILDRESS   DANIEL WADE CHILDRESS   ROBERT LEE CHILDS   CHRISTOPHER CHILLIK
KENNETH L CHILSON   THOMAS M CHILSON   ZANE ALEXANDER CHILSON   DANIEL CHILTON   JEFFERY L CHILTON   EUGENE KEE CHIN   MICHAEL CHIN WING   MARVIN CHINCHILLA   TRIBHA CHINJER   CHINNASAMI CHINNA GOUNDAR   VANITHA CHINNANNAN   JUSTIN LEE CHINNIS   KARTHICK CHINNUSAMY
DANIELLE CHIOLO   GREGORY E CHIOTTI   DOMINIC CHIOVARE   JAMES EDWARD CHIPMAN   JESSE ANDREW CHIPMAN   RILEY MORGAN CHIPMAN   ROBERT E CHIPMAN   LINDA CHIPPERFIELD   JOANN CHIRAFISI   CHRISTOPHER CHIRAS   ANGEL EDUARDO CHIRINOS CRUZ   RAMON JAVIER CHIRINOS RAMIREZ
HECTOR ALEJANDRO CHIRINOS RODRIGUEZ   JOHN M CHISHOLM   CHRISTOPHER J CHISM   WILLIAM HAYES CHISM   ANTONIO M CHISOLM   ANTONIO CHITICA LOPEZ   SRI ANJANI CHITTAJALLU   MASON BAKER CHITWOOD   ANDREA MAE CHIU   GRAHAM G CHLADA   LUCAS D CHMELA   PAIGE T CHMELA
CALEB M CHOATE   KRYSTAL ANN CHOATE   DOREL ANDREIVICH CHOBANU   ARUN SRIRAM CHOCKALINGAM   CONNOR AUSTIN CHOINIERE   DEENADAYALAN C CHOKKALINGAM R   BRAD L CHORPENNING   SCOTT PARKER CHOURNOS   JEFFERY SCOTT CHREENE   ALEXANDER NEIL CHRISTEN
ADAM J CHRISTENSEN   ADAM NEAL CHRISTENSEN   BRANDON KELLY CHRISTENSEN   CAMILLE L CHRISTENSEN   CHANDLER D CHRISTENSEN   DANA M CHRISTENSEN   DANIEL EDWARD CHRISTENSEN   DARREN CHRISTENSEN   DAVID SCOTT CHRISTENSEN   JAMIE GERALD CHRISTENSEN
KADIN TYRELL CHRISTENSEN   NATHAN CHRISTENSEN   NICHOLAS CRAIG CHRISTENSEN   PAUL J CHRISTENSEN   RICHARD DEAN CHRISTENSEN   ZANDER R CHRISTENSEN   AARON CHRISTIAN   CHAD M CHRISTIAN   DAVID BRYAN CHRISTIAN   ETHAN WILLIAM CHRISTIAN   JARRED TAYLOR CHRISTIAN
PAUL W CHRISTIAN   STEPHEN TODD CHRISTIAN JR   BILLY CHRISTIANSEN   CASEY K CHRISTIANSEN   JACOB DEAN CHRISTIANSEN   KYLER L CHRISTIANSEN   TRAVIS R CHRISTIANSEN   JAMES CHRISTIE   CHRISTOPHER J CHRISTMAN   KENT ALAN CHRISTMAN   KEVIN CHRISTMAN   ROBERT D CHRISTMAN
KENNETH L CHRISTOFFERSEN   KODY L CHRISTOFFERSEN   KOOPER L CHRISTOFFERSEN   KYLE CHRISTOPHER   KIMBERLY J CHRISTY   JACOB KEITH CHRONISTER   DILLEN CHRUN   DARYL J CHRYSLER   ALEXANDER W CHU   DANIEL J CHU   DUY CHU   DANIEL CHUC   JOSE A CHUC   JEREMY THOMAS CHUMLEY
JAYDEN J CHUPP   WILLARD F CHUPP   EDWARD JAMES CHURCH   DENNIS VON CHURCHWELL JR   JASON W CIEPIELA   KEITH S CIEPIELA   KRZYSZTOF CIESLAK   NICHOLAS STEPHEN CIESLAK   KARLA CILLIS   JOSE M CINTRON   MATTHEW F CINTRON   MICHAEL CINTRON   NICHOLAS JAMES CIOCCA
KATHY ANN CIONI   CATHERINE L CIPRA   JOSEPH W CIPRA   KRISTIN CIPRIANI   PAT CIRILLO   WILLIAM TYLER CISCO   CASIMIRO G CISNEROS   MARC C CISNEROS   RAUL CISNEROS   MANUEL CISNEROS ALCALA   LUIS MANUEL CISNEROS LOPEZ   CHRISTOPHER JOSEPH CISNEROS MONTENEGRO
RAUL CISNEROS SANCHEZ   DEREK LEE CISZEK   ANTHONY CITO   BRIAN W CIZEK   MATTHEW JAMES CLAIRESS   CLARENCE CLANTON   DERRICK MICHAEL CLANTON   JEFFERY E CLANTON   KIMBERLY B CLANTON   KYLEE MICHAEL CLANTON   ADAM R CLARK   AMY CLARK   ANDREW DOYLE CLARK
ANGELA CLARK   BARRY A CLARK   BENJAMIN M CLARK   BRANDI L CLARK   CHALE VERDELL CLARK   CHARLES R CLARK JR   CHRISTINA MARIE CLARK   CHRISTOPHER RAYMOND CLARK   COLBY W CLARK   DANA RICHARD CLARK   DAVID D CLARK   DEMETRIUS ALEXANDER CLARK   DUSTIN L CLARK
DYLAN ROBERT CLARK   ELLIOT JERMAINE CLARK   HILLARY MAREA CLARK   JACK ALAN CLARK   JAMES REESE CLARK   JAMES W CLARK   JAQUAVEOUS R CLARK   JASON L CLARK   JASON L CLARK   JASON M CLARK   JASON S CLARK   JAYLEN EDWARD CLARK   JEFFREY T CLARK   JIMMY JOE CLARK
JOANNA CLARK   JOHN CLARK   JOSHUA MICHAEL CLARK   JOSHUA WAYNE CLARK   JUSTIN L CLARK   KEVIN O CLARK   KYLEE A CLARK   LANE THOMAS CLARK   LAVERN N CLARK   LOGAN GEORGE CLARK   MARK H CLARK   MICHAEL CLARK   MICHAEL EUGENE CLARK   NATHAN ALEXANDER CLARK
NATHAN ERIC CLARK   NICHOLAS L CLARK   PAYTON COLE CLARK   PHEYLAN C CLARK   QUINTIN JERRELL CLARK   RICHARD FRANKLIN CLARK II   ROBERT C CLARK   ROBERT D CLARK   ROBERT E CLARK   RYAN J CLARK   SARA K CLARK   SCHWANDA WILKINS CLARK   SHEA ELAINE CLARK
SHOWAN O CLARK   SHUNTA DEON CLARK   STEVE MILES CLARK   STUART P CLARK   TEDDY CHRISTOPHER CLARK   THOMAS M CLARK   TIMOTHY DEE CLARK   TODD E CLARK   TRAVIS EVERETT CLARK   WILLIAM B CLARK   WILLIAM BRYAN CLARK   ZACHARY CLARK   ATHENA NICOLE CLARKE
BRANDON CLARKE   CHRISTOPHER CLARKE   DANIEL JAMES CLARKE   JUSTIN ELI CLARKE   PHILLIP L CLARKE   SHANE CLARKE   AARON CLARKSON   ADAM PAGE CLARY   CAMERON LEWIS CLARY   WILLIAM E CLATTERBUCK   CARLOS ADRIAN CLAUDIO RAMOS   SAVANA D CLAUSEN   PAGE E CLAUSS
JOBEN CLAVECILLAS   DAVID L CLAVELL   PETER CLAVELL   CHINELL CLAWSON JR   COOPER SCOTT CLAWSON   SCOTT P CLAWSON   KYLE MATTHEW CLAXTON   BRANDON JERELL CLAY   COLTON MICHAEL CLAY   CORY CLAY   CUTLER T CLAY   DAVID BRETT CLAY   CHAS CLAYBAUGH   HERROD CLAYBROOKS III
ADAM D CLAYCOMB   MATTHEW CORY CLAYCOMB   CHASE WINSTON CLAYTON   DUSTY L CLAYTON   JAKE CLAYTON   MARK CLINTON CLAYTON   MICHAEL T CLAYTON   DAVID CLEARY   LUCINDA FERN CLEAVER   KENNY J CLECKNER   PAUL T CLEGG   ROBERT J CLEGG   CURTIS S CLEM   RYAN MICHAEL CLEM
DONALD CLEMENTE   JONATHAN CLEMENTE   ANGELA D CLEMENTS   DUSTIN CLEMENTS   GARRETT DEAN CLEMENTS   JEREMY ALLEN CLEMENTS   MARK CLEMENTS   STEVEN CLEMENTS   STEVEN CHRISTOPHER CLEMENTS   RICHARD ZACHARY CLEMMONS   WILLIAM MICHAEL CLEMMONS JR
CAMERON MICHAEL CLEMONS   JAEDON ISAIS CLEMONS   JERRY FARISH CLEMONS   JOE NATHAN CLEMONS JR   BRANDI CLENDENING   DUSTIN B CLERICI   DAMIAN CLEROUX   DESTRY R CLESTER   CHARLES DANNY CLEVELAND JR   DAVID MATTHEW CLEVELAND   JAMES R CLEVELAND
TERRY SHAUN CLEVELAND   HERMAN D CLEVENGER   TIMOTHY L CLEVENGER   KYLE THOMAS CLEVER   JOHN W CLEVERINGA   JOHN W CLEWIS   STEVEN L CLIBORNE   COLTON MICHAEL CLIFFORD   EARL ANDREE CLIFFORD   NATHAN E CLIFFORD   JOSIAH SAMUEL CLIFFTON   ALAN RAY CLIFTON
CARL A CLIFTON   MICHAEL G CLIFTON   GAVIN MICHAEL CLINE   JORDAN M CLINE   MAXWELL E CLINE JR   REMINGTON CLINE   RODNEY W CLINE   SCOTT CLINE   SCOTT R CLINE   RANDALL E CLINES   STEVE CLINES   ANGELA ANNETTE CLINESMITH   JAMES L CLINGAN   ZACHARY J CLINKENBEARD
CODY JAMES CLINTON   ROSS E CLODFELTER   JOSEPH A CLORE   COLTON MICHAEL CLOSE   DAKOTA REMINGTON CLOSE   JOSHUA NATHANIEL CLOSSON   JOSHUA CLOUGH   HUNTER C CLOUSE   TRAVIS CLOUSE   SKYLOR ANTHONY CLOVER   DOUGLAS CLOW   CHAD A CLOWDUS   SAMUEL PERCY CLOWNEY
TANNER D CLOYD   ZACHARY ALLAN CLUM   CHAD M CLYDE   KATI CLYDE   KENDALL CLYDE   NOAH CLYDEN   JESSE LANCE COAN   TYSON D COATE   WILLIAM A COATES   WILLIAM MICHAEL COATES   BRAYDON DOYLE COATS   JAMIE RUSSELL COATS   CURTIS COBB   DAVID K COBB   KERRY LAMONTE COBB
SIR DORIAN J COBB   KYLE COBBLEY   CHAD J COBLE   DANIEL TUCKER COBLE   SARAH A COBLE   JENNIFER ERIN COBLITZ   MICHAEL JONATHAN COBOS   JEFF COBURN   TODD K COBURN   CHRISTOPHER COBUS   CALEB COCHRAN   CHRISTOPHER A COCHRAN   GEORGE PAUL COCHRAN
JOSHUA THOMAS COCHRAN   KIMBERLY ANN COCHRAN   MARY A COCHRAN   MATTHEW JAMES COCHRAN   TIMOTHY A COCHRAN   TIMOTHY D COCHRAN   JACOB C COCHRANE   DAVID J COCKCROFT   DANNY ROBERT COCKERELL JR   CHRISTOPHER JACOB COCKERHAM   ADAM PAUL GUSTAV COCKRELL
NATHAN DAVID COCKRELL   CHAD J COCKRIEL   RHONDA M COCKRIEL   DEVIN COCKROFT   BRAD WALTER CODY   SEAN CODY   STEVEN DWAINE CODY   EVANGELINE COE   EVERTON M COELHO   JEFF COEN   JEFFREY A COEN   BRYAN COEYMAN   MARK EDWARD COFFEE   VALERIE ANN COFFELT
KEITH E COFFENBERRY   JOSHUA S COFFER   DARREN SEAN COFFEY   ETHAN CHARLES COFFEY   MELANIE COFFEY   CALEB SCOT COFFING   ERIC D COFFING   RILEY EVAN COFFING   CRAIG LAWRENCE COFFMAN   GLENN D COFFMAN   JAMES E COFFMAN   LONNIA MAE COFFMAN   PAUL JACOB COFFMAN
VERONICA LYNN COFFMAN   CLINTON R COGBURN   PAUL W COHEE   DELVIN R COHEN   JAMES R COHN   ARIEL COIRA ALVAREZ   ALEXANDER JR COIS   DAVID COKE   DEXTER BYRON COKER   GARRETT QUENTIN COKER   GARY L COKER   JAMES M COKER II   JONAH COKER   JULIAN SCOTT COKER
LINWOOD RUSSELL COKER   MARK DAVID COKER   MATTHEW KIRBY COKER   REGGIE SMITH COKER JR   TERRY G COKER   PATRIC JAMES COLBERT   SEAN A COLBERT   DAN COLBOURNE   CHRISTINE S COLBURN   ZACHARY TYSON COLBURN   AIDAN MICHAEL COLE   ALBERT L COLE   ALEXIS VICTORIA COLE
BRETT LARON COLE   BRYCE MICHAEL COLE   CASEY CONNOR COLE   CEDRIC DION COLE   DAMIEN D COLE   DAVID E COLE   DAWN R COLE   FREDERICK J COLE III   HEATHER K COLE   JACOB P COLE   JACOB RYAN COLE   JASON LLOYD COLE   JOHN THOMAS COLE III   JUSTIN BRUCE COLE
KEITH NEWTON COLE   MICHAELA HALEY COLE   MIKHAIL WARREN COLE   MONICA S COLE   NATHANAEL ASHER COLE   ONOME KELLY COLE   RANDY COLE   ROBERT A COLE   ROBERT A COLE JR   ROBERT JAMES COLE   RYAN COLE   RYAN TYLER COLE   TERRY L COLE JR   TRACE COLE   WILLIAM MARLON COLE
AARON LEE COLEMAN   ANTHONY DEWAYNE COLEMAN   CALVIN L COLEMAN   CHRISTOPHER ASHTON COLEMAN   DAVID W COLEMAN   DEVIN WAYNE COLEMAN   DILLAN ONEIL COLEMAN   EARLESS LEE COLEMAN   ERVIN L COLEMAN JR   FRANCIS JAMES COLEMAN   GLENN MAURICE COLEMAN
JAMES C COLEMAN   JEFFREY P COLEMAN   JESSIE BROTHERS COLEMAN   L B COLEMAN JR   MAURICE COLEMAN   NICHOLAS COLEMAN   ROBERT DAVID COLEMAN   RONALD EARL COLEMAN III   STEPHEN CHASE COLEMAN   TAMARA L COLEMAN   TERRENCE ROMELL COLEMAN
TYUMBRE DEUNDRA COLEMAN   ZACHARY COLEMAN   JEFFREY L COLER   DWAYNE J COLES   KATHERINE M COLEY   RANDALL COLFORD   IBER JOSÉ COLINA NUNEZ   FRANCISCO COLLADO FLORES   DARRIN R COLLARD   HARLEY D COLLARD   ELEAZAR COLLAZO   GARY ALAN LANDON COLLEY
ROBERT H COLLEY   ROBIN COLLEY   SCOTT COLLIEN   ANDREW LEE COLLIER   BENJAMIN COLLIER   JACOB COLLIER   JACOB A COLLIER   JEFFREY COLLIER   JEREMY ROSS COLLIER   JESSE EUGENE COLLIER   JIMMY W COLLIER JR   JOSEPH WHITE BUCK COLLIER   KAMERON KYLE COLLIER   KASON C COLLIER
KYLE R COLLIER   LAKESHIA ROSHAE COLLIER   LINDSAY COLLIER   LLOYD H COLLIER   MICAH J COLLIER   NATHAN PIERCE COLLIER   STEVEN JAMES COLLIER   ALPHAEUS EUGENE COLLINS   ANGIE JO COLLINS   AUSTIN DWIGHT COLLINS   CARL COLLINS   CHARITY MELISSA COLLINS
CHARLIE THOMAS COLLINS   CHRISTOPHER J COLLINS   COLLEEN ASHLEY COLLINS   CONSTANCE L COLLINS   COREY COLLINS   DAVID R COLLINS   ERIC P COLLINS   ERIC R COLLINS   GABRIEL SCOTT COLLINS   GREGORY J COLLINS   HUNTER C COLLINS   JASON GLEN COLLINS   JERALD K COLLINS
JOSHUA COLLINS   JOSHUA COLLINS   KELLY COLLINS   LOUIS E COLLINS   MADELINE CARLISLE COLLINS   MARK E COLLINS JR   NICK C COLLINS   ROBYN ASHLEY COLLINS   RYAN MICHAEL COLLINS   SPENCER ELLIOTT COLLINS   STEVEN DANIEL COLLINS   WILLIAM KADE COLLINS
ZACHARY JACKSON COLLINS   ZACHARY TYLER COLLINS   HUNTER CHASE COLLINSWORTH   ZACHARY STEVEN COLLISI   MICHAEL R COLLOM   ADAM INRI COLON   ALBERT COLON   ANGEL L COLON   CARLOS E COLON ORTIZ   MELVIN COLON SOLIVAN   MALVIN COLON-CARDONA
BONAVENTURE FRANK COLONNESE III   ERNESTO COLORADO   TANYA L COLQUITT   GEORGE R COLSON   BRIAN COLTON   ROBERT K COLTON JR   SALVATORE CONSTANTINOS COLUCCIO   EDGAR JOEL COLUNGA LOPEZ   IOAN COMAN   MYLES RAE COMBE   TREY-VON ANTHONY COMBO   AMY J COMBS
DANIEL PAUL COMBS   GARY F COMBS   HOLLI ANN COMBS   JASON J COMBS   KARITA GAYLE COMBS   NATHANIEL LOUIS COMBS   RICKY L COMBS SR   TIMMY ALLEN COMBS   CALVIN E COMBS-CALDWELL   TORY COMEAUX   AIDAN B COMER   CHRISTOPHER DEAN COMER   CAROLINE M COMFORT
ROBERT G COMFORT   JUSTIN BLAKE COMLY   ROBERT AMMON COMLY JR   GREGORY A COMMANDER   DAITWAN RASHAAD COMMODORE   RONALD CLAY COMP   KATE H COMPAGNO   CAMERON LUKE COMPTON   DALTON THOMAS COMPTON   JACK LAWRENCE COMPTON   JARROD JAMES COMPTON
JOSEPH EDWARD COMPTON JR   RICHARD SCOTT COMPTON   RONNIE DAVID COMPTON   SCOTT A COMPTON   ADAM J COMSTOCK   JASON A COMSTOCK   GEORGE CONANAN   PHOEBE CONANAN   LUCAS CONANT   MICHAEL CONCILIO   TYLER A CONDAME   SERGIO S CONDE-AYON   CAMERON TY CONDER
CORBIN RAY CONDER   JOSEPH ALEXANDER CONDER   TYLOR CAIN CONDON   CHRISTINA PAIGE CONDRAY   JEREMY JAMES LEE CONDRAY   SHAWN D CONDREY   THOMAS CONDRIN   SHELBY P CONERLY   PETER CONICK   CLARE L CONKLIN   LUKE EDWARD CONKLIN   ERIC WILLIAM CONKRIGHT
JAMES DILLAN CONKRIGHT   STEVEN A CONKRIGHT II   BRENT ANTHONY CONLEY   BRIAN LESLIE CONLEY   CLARK C CONLEY IV   JAYME DYLAN CONLEY   JOSH CONLEY   RICHARD LADEN CONLEY   TIMOTHY E CONLIN   CHAYNE E CONLY   DARCE CONNELL   FOREST CONNELL   ANDREW HARRISON CONNELLY
BENJAMIN SCOTT CONNELLY   HOLDEN SCOTT CONNELLY   MATTHEW GRAY CONNELLY   ROBERT CIARAN CONNELLY   BEN A CONNER   CALEB L CONNER   CHRISTOPHER A CONNER   LEROY PAUL CONNER   RICKEY DON CONNER   SHAWN M CONNER   TIMOTHY CONNER   WILLIAM D CONNER
CHRISTOPHER AUSTIN CONNERS   PATRICK CONNOLLY   JORDAN CONNOR   CHRISTIAN CONNORS   DANIEL RAY CONNOT   RICHARD JAMES CONNOUR   THOMAS L CONOUR II   KIRBY ANTHONY CONOVER   MICHAEL L CONOVER   SCOTT A CONOVER   CHRISTIAN JOHN CONRAD   JOSEPH RAY CONRAD
KYLE CONRAD   GARRETT CONROY   ALEXANDER JACKSON CONSIGLIO   MICHELE RENEE CONSLEY   JOSHUA LYNN CONSTABLE   KASEY L CONTENT   JOSEPH MICHAEL CONTI   ELOISA C CONTI HARTLEY   ALBERT E CONTOIS JR   CRYSTAL M CONTRERAS   JESS CONTRERAS   JOSE A CONTRERAS
JOSE M CONTRERAS   MIGUEL CONTRERAS   NICHOLE MARIE CONTRERAS   PEDRO CONTRERAS   ROBERTO CONTRERAS JR   JOSE DANIEL CONTRERAS SERVIN   OSCAR ISMAEL CONTRERAS SERVIN   JOSE CARLOS CONTRERAS YAÑEZ   DAVID TIMOTHY CONYERS JR   PHILLIP M CONYERS
ADRIAN LEJUAN CONYERS-POWELL   THOMAS COODE   GARRETT LOGAN COOGLER   AARON COOK   ANDREW LYNDON COOK   ANGELA COOK   AUSTIN MICHAEL COOK   AUTUMN RAIN COOK   BRYAN DAVID COOK   CHARLES EDWARD COOK   CHRISTOPHER E COOK   CODY R COOK   DANIEL P COOK
DUSTIN L COOK   EDWARD COOK   FRANCIS J COOK   HEATHER PAIGE COOK   JAMES D COOK   JASON N COOK   JOHNATHON BLAKE COOK   JOSHUA COOK   MICHAEL ANTONIO COOK   ORION THOMAS COOK   PATRICIA ANN COOK   PRESTON W COOK   RICHARD COOK   RICHARD A COOK JR
RICHARD ALLEN COOK SR   RICK L COOK   ROBERT JASON COOK   RUSSELL L COOK   SCOTTIE L COOK   SPENCER TROY COOK   STONEY H COOK   THOMAS COOK   TIMOTHY C COOK   TIMOTHY W COOK   TODD J COOK   WENDI PATRICIA COOK   BENJAMIN DAVID COOKE   CLARENCE JOSEPH COOKE
JONATHAN COOKE   WILLIAM J COOKE   FRANK L COOKS   DRAKE WAYNE COOKSEY   JACOB ELI COOKSEY   DUSTIN T COOL   MATTHEW R COOL   CHRISTOPHER D COOLEY   MICHAEL TODD COOLEY   TANISHA M COOLEY   CHAD D COOMBS   CURTIS ANDREW COOMBS   FAWN M COOMBS
MICHAEL JAMES COOMBS   COLLIN COOMES   MICHAEL JEFFREY COOMES   CARL TIMOTHY COON   STEVEN COON   JOHN EUGENE COONES   KRISTOPHER COONROD   ALEXANDER BRENNEN COOPER   ALTON J COOPER   ANN COOPER   AUSTIN JAMES COOPER   BAILEY DAVID COOPER   BENTON J COOPER
CHARLES RAYMOND COOPER   CHARLOTTE LEE COOPER   CORY A COOPER   DANNIE COOPER   DONALD E COOPER JR   DOUGLAS LANG COOPER   JASON COOPER   JEREMY M COOPER   JERRY DEAN COOPER   JOHN COOPER   JORDY COOPER   JOSHUA COOPER   KEDEDRIQUE DWAYNE COOPER
KEITH COOPER   KODI COOPER   LAURA LEE COOPER   LISA RENEE COOPER   LORI MARIE COOPER   LORRAINE COOPER   MARKCUS D COOPER   MATTHEW DAVID COOPER   MATTHEW J COOPER   MELISSA KAY COOPER   MICHAEL PATRICK COOPER   NATHAN COOPER   NATHANIEL B COOPER
RICHARD COOPER   ROBERT S COOPER   ROGER D COOPER   RONALD C COOPER   SAMUEL K COOPER   SETH ADAM COOPER   THOMAS E COOPER   TRAVIS BRENDAN COOPER   TREVOR COOPER   WENDY COOPER   WILLIAM C COOPER II   WILLIAM TYLER COOPER   ZACHARY CHARLES COOPER
TORI LYNN MICHELLE COOPERIDER   EDWARD COOPWOOD   JOSHUA CHASE COPE   KHADRIAN JHOSANI COPE   TERA ANN COPE   ANGELA BENITA COPELAND   BILLY COPELAND   CHARLES ANTHONY COPELAND   JASON H COPELAND   JOSHUA R COPELAND   MADISON COPELAND   STEPHEN W COPELAND
CAROLYN A COPENHAVER   BRIAN T COPLEA   DAVID COPLEY   MICHAEL S COPLEY   BRIANNA LEIGH COPPOCK   DOUGLAS MARTIN COPPOCK   ROBERT B CORBETT   ARNOLD P CORBIN   BRETT A CORBIN   BRANDON B CORBITT   DAYNE R CORBRIDGE   ALEX CORBY   JOHN CORCORAN   JOHN CORDEIRO
CALEB FLORITO CORDERO   FREDDY J CORDERO   RYAN D CORDIAL   PHILIP CORDIVANO   OMAR MAURICIO CORDOBA QUINTERO   ALEJANDRO CORDOVA   ALEX CORDOVA   ARMANDO CORDOVA   MARIA L CORDOVA   PATTY CORDOVA   CARLOS H CORDOVA MATA   FRANCIS ELLIOTT CORDREY JR
MICHAEL J CORDUA   NICHOLAS J COREA   SABRINA COREA   BRENDAN CORIANO   MILICA CORIC   THOMAS M CORLETT   ROBERT CORLEW   CHADWICK D CORLEY   CLINT CORLEY   JOHNIE CLAYTON CORLEY III   MARCALE CARL DEON CORLEY   KIMBERLY R CORLISS   GLENN E CORN   MIHAI CORNEI
TODD CORNEILSE   ERIC PHILIP CORNEILSON   DELFINO C CORNEJO   JAIME ALBERTO CORNEJO   MIGUEL ANGEL CORNEJO   OMAR CORNEJO   ALEJANDRO MANUEL MENDEZ CORNEJO   ABISAG CORNELIO   BREVAN T CORNELIUS   FRANCIS B CORNELIUS   EMILIE FAITH CORNELL   ROBERT S CORNELL
BEN D CORNETT   CASEY JOHN CORNETT   JASON P CORNETT   JUSTIN MICHAEL CORNETT   LEAH R CORNETT   MICHAEL J CORNETT   DEREK L CORNISH   JAMES W CORNISH   JOHN R CORNISH   TREVOR CORNISH   DUSTIN T CORNS   TREVOR AUSTIN CORNS   JEREMIAH L CORNWELL   SHANE CORNWELL
TAMI ROBINETTE CORNWELL   FRANK CORONA   GLORIA CORONA   MARCO V CORONA SR   PEDRO CORONA   HUGO ENRIQUE CORONA ARAMBULA   FELICIANO CORONA EUGENIO   CARRIE MARIBEL ALLISON CORONA GLENN   MONICA ALEJANDRA CORONA MONTES   ULISES DANIEL CORONA MONTES
JOSE ALEJANDRO CORONA OLVERA   ALEJANDRO CORONA PEREZ   JOSE A CORONA RIVERA   EFRAIN CORONA RUIZ   JEANNIE DAWN CORONADO   MICHAELA RAQEUL CORONADO   MIGUEL EDUARDO CORONADO   JOSUE ADAN CORONADO ARIAS   DAVID CORONADO-JACOBO
DEAN-AUSTIN CURTIS CORPREW   JENIFER DALE CORPUZ   DAVID CORR   MANUEL CORRAL QUEZADA   MARIANO ANTONIO CORRALES AMAYA   JOSE L CORREA   LUIS ENRIQUE CORREA   NICHOLAS CORREA   SCOTT DONALD CORREIA   JOHN CORRISTON JR   MELINDA JEANNE CORSAW
MARIO YAMIR CARVAJAL CORTES   CARLOS ALBERTO CORTES BLANCO   JULIO CESAR CORTES CHAVEZ   ANDREW CORTESE   ADRIAN CORTEZ   ARTURO CORTEZ   BRENDA CORTEZ   CARLOS GONZALEZ CORTEZ   DAVID ISAAC CORTEZ   EDGAR CORTEZ   FRANCISCO JAVIER CORTEZ III   JUAN A CORTEZ
MARIO ALBERTO CORTEZ   NATALY CORTEZ   OMAR CORTEZ   JESUS CORTEZ VEGA   FRANCISCO J CORTEZ GUEVARA   CATHY CORTNER   BRANDON CORWIN   BRET MICHAEL CORWIN   PATRICIA ANN CORWIN   RYAN SEAN COSBY   RYAN MICHAEL COSCO   BRANDON LEE COSMAN   PAUL L COSMAN
JAMIE COSSAR   BILLY COSSE   JONATHAN COSSE   CHRISTINA D COST   DILLON MITCHELL COST   ANIBAL W COSTA   EDMOND M COSTA   JEFFREY COSTELLO   MATHEW COSTELLO   BUFORD D COSTEPHENS JR   COLIN BRANDT COSTEPHENS   CODY COSTLEY   RYAN BENJAMIN COSTNER   ERIC COTE
ERIN M COTE   FRANÇOIS COTE   FREDERICK COTE   JEREMY COTE   JESSY COTE   JOSEPH ROBERT COTE   JUSTIN P COTE   EDDIE A COTHRAN   JONAS D COTLER   JONAS DAY COTLER JR   MATTHEW COTNAM   PEDRO E COTOC SANCHEZ   CHRIS N COTSONES   DOUGLAS L COTTAM   AARON WAYNE COTTEN
CLINTON DALE COTTEN   PHILLIP A COTTEN JR   AUSTIN HUNTER COTTINGHAM   GRAYSON THOMAS COTTINGHAM   BROCK ERWIN COTTLE   MELISSA R COTTLE   BLAIR COTTON   DESIREE CATHERINE COTTON   JEREMY R COTTON   ROBERT LEROY COTTON JR   CARL CHRISTIANSON COTTRELL
BRYCE C COUCH   CALEB W COUCH   CHRISTIAN MARTIN COUCH   CHRISTOPHER R COUCH   DOROTHY LYNN COUCH   EMILY LOUISE COUCH   ERIC DANIEL COUCH   JAKE TOBY COUCH   LYDIA COUCH   TERRY RAY COUCH   THOMAS A COUCH   CODY COUGHLAN   STEVE COUGHLAN   DENNIS COUGHLIN
OLGA ALEXANDRINA COUGHLIN   NEAL W COULARDOT   STEFAN COULOMBE   BRIAN KEITH COULTER   TOM COULTER   PARKER COUNARD   CARL E COUNCE   BRENDAN COUNCIL   JASON COURCHENE   BRANDON J COURTNEY   JONATHAN J COURTNEY SR   JOSHUA COURTNEY   NATHAN N COURTNEY
NICHOLAS C COURTNEY   RYAN C COURTNEY   TROY E COURTNEY   VANCE CHRISTOPHER COURTNEY   JASON C COURTRIGHT   SHANE DALE COURTROUL   BARRY WILLIAM COUSAR   FRANCOIS COUSINEAU   JOSHUA R COUSINS   MICHAEL A COUSINS   ROBERT E COUSINS   WILLIAM C COUSINS
SAM COUSSENS   JACOB COLBY COUTERMARSH   TYLER ANTHONY COUTERMARSH   ROGER COUTU   ALBERTO I COVARRUBIAS   LUCAS REX COVAULT   STEVEN DEAN COVAULT   GARISON GENE COVEL   JOSEPH E COVELL   KRISTOFER KYLE COVER   DANIEL COVERDALE   DAVID BERNARD COVERT
CAROL L COVINGTON   DARYL WAYNE COVINGTON JR   COREY S COWAN   KAHARRI RENEE COWAN   KYLE COWAN   MARGARET ROSE COWAN   MICHAEL AARON COWAN SR   ELEANOR A COWAN-HUNTER   AUSTIN LEE COWARD   BENNETT COWARD   CHRISTOPHER D COWARD   JOEY G COWARD
RAYE ANN COWARD   ROGER D COWARD   RYAN E COWARD   ZACHARY JOSEPH COWARD   JOSH COWARD-MILLETTE   DAVID N COWART   DORIAN ANTON COWART JR   JUSTIN KAINE COWART   STEVE COWART   STEVEN HAROLD COWLES   KENON WADE COWLEY   TRENTON CHASE COWLEY
ALEXANDER JOE COWLING   MARRISSA NICOLE COWLING   JOSHUA L COWLISHAW   ALEXIS VICTORIA COX   ASHLEY ELIZABETH COX   AUSTIN D COX   BARBARA LESHEA COX   BRADLY NEAL COX II   BRIAN E COX   CEDRIC N COX   CHRISTOPHER JASON COX   CHRISTOPHER S COX   CODY ALLEN COX
CODY JOSEPH COX   DALTON GARRETT COX   DANIEL M COX   DANNY L COX   DAVID W COX   DAWN M COX   DEWAYNE K COX   DONALD GENE COX   DONALD S COX   DOUGLAS A COX   DYLAN ANDREW COX   DYLON DELANE COX   GUY FRANKLIN COX JR   JASON A COX   JEANNE MARIE COX
JOHNNY CARLTON COX II   JORDAN KEITH COX   JOSEPH L COX   JOSEPH M COX   JOSHUA HUNTER COX   JUSTIN GATOR COX   JUSTIN L COX   KEVIN L COX   LANDON V COX   LEO CAMERON COX   LOYAL FRANKLIN COX III   MECHELLE LYNN COX   NATHAN R COX   PATRICK A COX   REBECCA COX   ROBERT COX
RODNEY MICHEL COX   RYAN WILLIAM DAVID COX   STACY DIANA COX   VIRGIL L COX   WILLIAM T COX   CALEB THOMAS COY   NICHOLAS EUGENE COY   DARYL D COYLE   LARKIN ALLEN COYLE   LEWIS ELWOOD COYLE   REMINGTON A COYLE   TRINESE EVETTE COYLE   DAVID R COZART   GUY E COZINE
ROBERT K COZINE   GAGE ERIC CRABTREE   JENNIFER L CRABTREE   MARGARET NICHOLE CRABTREE   RICHARD L CRABTREE   DANA CRACKNELL   MICHAEL RAY CRADDOCK   COLLIN NEIL CRAFT   DANNY CRAFT   JASON LEE CRAFT   KYLE WAYNE CRAFT   MATTHEW ALFRED CRAFT   THOMAS GLENN CRAFT
JARED OWEN CRAFTON   TOMMY WAYNE CRAFTON   CHARLENE CRAGER   COLTON LEE CRAGER   JEREMY D CRAGER   SABATHA CRAGER   WARREN E CRAGO   SHAYNE CRAGUN   AUSTIN THOMAS CRAIG   BRANDON ELLIS CRAIG   DANIEL L CRAIG   DONALD W CRAIG   JONATHAN ROBERT CRAIG
JOSHUA A CRAIG   JOSHUA LEVI CRAIG   LEWIS DAMON CRAIG   MARIA C CRAIG   PAMELA JILL CRAIG   ROBERT K CRAIG   STEPHEN RAWLINGS CRAIG   TIMOTHY V CRAIG   WESLEY L CRAIG   WILLIAM JEFFREY CRAIG   J BARTON CRAIN   MICHAEL F CRAINE   NICOLE M CRAMBLETT   LOGAN ANDREW CRAMER
BRENT W CRANDALL   MARK CRANDALL   RIC A CRANDELL   AUSTIN B CRANE   CHRISTOPHER A CRANE   JOAN M CRANE   MARK THOMAS CRANE   KC J CRANER   MARK W CRANSTOUN   RODERICK CRATIC   KOLTON CRAVALHO   AUBREY DWAYNE CRAVEN   FORREST WORKMAN CRAVENS
ELIZABETH ANNE CRAVER   ROY B CRAVEY   DAVID W CRAWFORD   DREW CARBIE CRAWFORD   DUSTIN LOWELL CRAWFORD   JACOB R CRAWFORD   JAIRUS KHALI CRAWFORD   JAMES KYLE CRAWFORD   JAMES RICHARD CRAWFORD   JIMMY R CRAWFORD   JORDAN MAXWELL CRAWFORD
JOSHUA MILLER CRAWFORD   JULIE ANN CRAWFORD   MARSHALL CRAWFORD   MARTIN LOGAN CRAWFORD   MITCHELL V CRAWFORD   PHILIP CRAWFORD   RICKIE D CRAWFORD   CAMERON DOUGLAS CRAWLEY   CURTIS ROSCO CRAWLEY   ERIN E CRAYCRAFT   MELISSA CRAYTON
ROBERT DEMONT CRAYTON   TERRY J CREAGER   MICHAEL DAVID CREAMER   JAMES H CREASY   CARL E CRECY   CARL EDWARD CRECY II   TIMOTHY WILLIAM CREE   ABEL JOSIAH CREECH   AUSTIN J CREECH   JOHN LOGAN CREECH   LANDON M CREECH   MICHAEL ALAN CREECH   ROBERT HEATH CREECH
CHRISTIAN KALE CREEK   JEROME CREEK   JOSE CREEK   META D CREEK   HEATHER L CREELY   HOWARD F CREGER   ZACHARY TAYLOR CREGER   DANIEL B CREMER   JAMES D CREMER   MARK E CREMIEUX   JAMES T CRENSHAW   TIMOTHY RYAN CRENSHAW   ANTHONY PAUL CRESPIN   JEFFREY E CRESTO
ORIANNE MARION CRETUAL   MARC-OLIVIER CREVIER-MORIN   MATHIEU CREVIER-MORIN   MARK A CREW   GAGE CREWS   LEWIS DIAL CREWS IV   TED DOUGLAS CREWS   DAVID B CRIBB   JOHN W CRIBB JR   KYLIE ALTMAN CRIBB   THOMAS R CRIBB JR   JEFFREY D CRICK   HAZEN CRIDDLE
CALEB HEATH CRIDER   COREY STUART CRIDER   KARAH-LYN MARIANA CRIHFIELD   HEATHER A CRILL   JORDAN CRILL   LESTER L CRIM   NICHOLAS D CRIM   REBECCA ANN CRIM   ERIC CRINER   KELLY CRIPPS   JUAN CAROLS CRISPIN LASALLE   RICHARD R CRIST   RYAN J CRIST   JERRY W CRISWELL
RONALD G CRITES   HUNTER CRITTENDON   KIMBERLY MARIE CROCE   GARY N CROFT   MELISSA CROFT   ROBERT G CROLL   AUSTIN SCOTT CROMER   JAMES HOYLE CROMWELL   COLE JACKSON CRONEY   ADAM CHARLES WAYNE CRONIN   SHANNON L CRONIN   ROBERT M CRONK   CODY ERIC CROOK
PAUL P CROOKE   GREGORY A CROOKER   LLOYD CROOKS   MATTHEW J CROOKS   NORMAN D CROOKS   JAMES MARK CROOM   JAYDE CROOME   SHERMAIN LABRANDON CROONE   JOSHUA LEE CROSE   NATHAN LEE CROSE   BLAKE P CROSHAW   ANTHONY RAY CROSS   CHRISTOPHER C CROSS
DANIEL JAMES CROSS   DERRICK ONEAL CROSS   JAMES CROSS   JAMES E CROSS   MEGAN ELIZABETH CROSS   MICHAEL CROSS   MICHAEL A CROSS   STEPHEN E CROSS   TOBIE CROSS   JENNIFER CROSSETT   ERYKA N CROSSLEY   JEREMY JOHN CROSSLEY   BRIAN KEITH CROSSNO   CHAD ELLIS CROSSNO
DUSTIN M CROTHERS   TIMOTHY P CROTHERS   MARCUS G CROTTS   JEFFERY L CROTTY   AUSTIN HUNTER CROUCH   CHRISTOPHER E CROUCH   COLBY D CROUCH   GARY L CROUCH   JEREMY WILLIAM CROUCH   JONATHAN EDWARD CROUCH   MARTIN LANDON CROUCH   TAMMY CROUGH
ANDREW LENZY MASON CROUSE   FREDRIC L CROW   HAROLD D CROW   JIMMY ALAN CROW   KEARSTIN WRIGHT CROW   LEONARD CLARKSTON CROW   WESLEY DYLAN CROW   JAMIE D CROWDEN   BENJAMIN CROWDER   CARL A CROWDER   DAVID LEE CROWDER   JAMES DEAN CROWDER
JAMES LARRY CROWDER JR   ANDREW CROWE   CHRISTOPHER W CROWE   JEFFERY CROWE   LIDALE LIRONE CROWE   RYAN A CROWE   CHAD W CROWELL   CRAIG SCOTT CROWELL   DAVID L CROWELL   DAVID M CROWELL   DEMETRIUS CROWELL   JAMES CROWELL   WILLIAM C CROWLEY
KIMBERLY R CROWN   STACEY CROWN   KENNETH CHAD CROWSON   CHAD A CROWTHER   DANIELLE NICOLE CROWTHERS   ZACHARY WAYNE CROY   CASSANDRA CROYLE   NICOLE CHERIE CROZIER   MARSHALL CRUDUP   MARSHALL B CRUDUP   RAYMOND CRUICKSHANK   CHRISTOPHER MATTHEW CRUM
MITCHELL AUSTIN CRUM   TREY DESTON CRUM   CEDRIC DEANDRE CRUMBLEY   JAMES A CRUMLEY   JAMES CRUMM   TERRANCE LAMAR CRUMMIE   JACARRAN TICHI CRUMP   MICHAEL A CRUMP   STEPHANIE RACHELLE CRUMP   JARRET CRUMPTON   TANNER WILEY CRUMPTON
ZACHARY GLENN CRUMPTON   RICHARD WAYNE CRUMRIN   MICAH LYNN CRUNK   MICHAEL SETH CRUNK   NICHOLAS D CRUNK   JADEN CHASE CRUTCHER   MARIBETH CRUTCHER   TRAVIS W CRUTCHER   JORDON CRUTCHFIELD   ADRIAN CRUZ   ALONSO BENJAMIN CRUZ JR   ANDRES CRUZ
CARLOS JUAN CRUZ   CHRISTIAN CRUZ   CHRISTIAN S CRUZ   DAVID T CRUZ   DIANE CRUZ   EDDIE CRUZ   ERIC SAMMY CRUZ   GONZALO CRUZ   HECTOR JOSE CRUZ   ISRAEL G CRUZ   JESSICA CRUZ   JOSE LUIS CRUZ   JUSTIN R CRUZ   KEVIN CRUZ   MARCELO CRUZ   RICARDO VIEIRA CRUZ   RUDY L CRUZ
SIDNEY JOSEPH CRUZ   TOMAS CRUZ   ISAIAS CHAMORRO CRUZ   JESUS MAXIMINO CRUZ ARANDA   BARSIMEO CRUZ CARRANZA   JORGE CRUZ CRUZ   OSCAR DAVID CRUZ DIAZ   ABDIEL ITAMAR CRUZ DURAN   ALAN CRUZ LOPEZ   ALEJANDRO CRUZ MORENO   CARLOS A CRUZ PRADO   JACOB CRUZ ZAVALA
JOSE LUIS CRUZ ZAVALA   GREGORY M CRYSLER   PETER GERGELY CSONKA   FELTON B CUCH   MATTHEW CUDD   RYAN CHRISTOPHER CUDDAHY   MICHAEL CUDE   TIMOTHY JERRAD CUDE   CARLOS CLEMENTE CUELLAR   JORGE ALFONSO CUELLAR   JAVIER J CUERVO GARCIA   ALEJANDRO CUEVAS
JAIME A CUEVAS   KAREN FAYE CUEVAS   FRANCISCO MANUEL COSSIO CUEVAS   VANESSA CUI   DUSTIN EMMANUEL CULBERSON   MATTHEW DARIN CULBERSON   BRANDON JAMES CULBRETH   ASHTON NEIL CULICK   CHARLENE TOY CULLEN   DANIEL WILLIAM CULLEN   JASON M CULLEN
JAMES HARLEY CULLINS   DAVID GLENN CULP   ERIC D CULPS   MICHAEL ALLEN CULPS   CHAD A CULVER   DALTON JAMES CUMBEE   SHELDON CUMBERBATCH   JOSEPH E CUMBERWORTH   ROBERT R CUMBIE JR   UTAH CUMISKEY   CLINTON KYLE CUMMING   DENZEL RICHARD CUMMINGS
JERAMIAH LEE CUMMINGS   JOHNATHAN DAVID CUMMINGS   MARK CUMMINGS   CAMERON SCOTT CUMMINS   JACOB THOMAS CUNDIFF   MOSES TUAN CUNG   VAN BIAK CUNG   BENJAMIN KYLE CUNNINGHAM   BLAKE FORREST CUNNINGHAM   BRIAN CUNNINGHAM   BRIAN E CUNNINGHAM
CHON T CUNNINGHAM   CHRIS C CUNNINGHAM   DUSTIN ERIK CUNNINGHAM   JACOB R CUNNINGHAM   JON JACOB CUNNINGHAM   JORDAN D CUNNINGHAM   JOSEPH R CUNNINGHAM   JUSTIN K CUNNINGHAM   KRISTEN DENISE CUNNINGHAM   MARK WILLIAM CUNNINGHAM   MATT W CUNNINGHAM

SEAN R CUNNINGHAM TIMOTHY J CUNNINGHAM FRANKLIN DAVIES CUNUPP QUACY MARLONDO CURATE BRAD LEE CURBOW DUSTIN WAYNE CURCIO KYLE TREVOR CURETON JUSTIN M CURL STEPHANIE ILENE CURL WESLEY WILLIAM CURL FRED CHANDLER CURLEY IRENE M CURLEY
CAGE R CURLIN CAMERON J CURLIN KYLE D CURLIN STEPHANIE L CURLIN TROY D CURLIN ADAM LEELAN CURREY ANTHOL D CURRIE CHRISTOPHER CLAYTON CURRIE JOHN K CURRIE MATTHEW JOHN CURRIE RUSSELL ALLEN CURRIE TERRYN CURRIE TYLER CURRIE RICKY NELSON JR CURRIN JR
ANDREW J CURRY BRYSON SYLVANDER CURRY JACOB S CURRY JAMES D CURRY JAMES M CURRY JEFFREY D CURRY JOHN M CURRY MARISSA LACY CURRY ROBERT H CURRY JR SETH E CURRY TONY LEE CURRY CHRISTOPHER A CURTIS HENRY CURTIS JASON B CURTIS JONATHAN KEITH CURTIS
NICHOLAS R CURTIS PAUL DERRICK CURTIS RONDARIUS ANTUAN CURTIS RYAN P CURTIS STEVEN W CURTIS WILLIAM THOMAS CURTIS JENNIFER LEANN CURTIS HYDE MORGAN TAYLOR CURTS GRACE LOUISE CURTSINGER JESSIE RAY CURTSINGER BRIAN KEITH CURTWRIGHT
DARRIN J CUSHMAN ANTHONY D CUSSANO JACOB D CUSTARD BENJAMIN ELWYN CUSTER SHAWN MICHAEL CUSTER WARREN E CUSTER CARRIE MAHALIE CUTCHINS ARMANDO CUTINO BRENDAN CUTLER MARQUES DEMARRIUS CUTLER ZAYDON PHILIP CUTLER HOGAN BARRETT CUTSHALL
TIMOTHY L CUTTER DEHVYN RAY CUTTILL MATTHEW S CUTTILL JENNIFER M CUTTS JONATHAN CUVAR JOHNATHAN ANDREW CUZZORT BRANDON M CYBAK-VERTIN ANGEL CYR CHASE CYR ERIC CYR JOHN STEVE CZARNIECKI IV HERNANI DA CRUZ ANDRADE DANIEL DA ROSA
JENNIFER D DA SILVA JONATHAN DA SILVA VITOR DA SILVA RONNIE DABIDEEN KENNETH J DABNEY KARLA DACAL FERNANDEZ THEODORE R DAEFFLER ADRIEN DAFOE RYAN DAFOE ZACHARY A DAGGS MATHEW ARNOLD DAGNAN TANNER ANDREW DAGNAN STEVEN A D'AGNESE
RACHELLE ANN DAGOSTINO DAVID A DAGUE BABANDING DAHABA NIKHIL DAHIYA WAYNE DAHL DAX DAHLE TRAVIS B DAHLE ANDREW J DAHLHEIM ADAM D DAHLIN CHAD F DAHLKOETTER BRANDON JAMES DAHLSTROM HENRY EVANS DAIGLE LEAH DAIGLE MICHAEL DAIGLE
RENE J DAIGLE TIMOTHY ADAM DAIL TONY DAIL JOSH FRANCIS DAILEY RICHARD KEITH DAILEY SCOTT DAILEY STEVEN R DAILEY DOUGLAS DAINES ALEX DAKE SIERRA DAKERS BRANDON DOUGLAS DALE CAREY A DALE DANIEL LEE DALE THOMAS DALE MADISON ELIZABETH DALESANDRO
BETHANY ANN DALEY CAGNEY DALEY CHARLES DALGLEISH JULIAN E DALIA ANTOINE DALLAIRE THOMAS DALLON COLTEN Z DALTON GREGGORY A DALTON JENNIFER DALTON KENDRA R DALTON KEVIN DALTON TIFFANY KING DALTON DANIEL L DAMERON RASHEL BETH DAMERON
DAKODA EDWARD DAMGAR JULIE L DAMICO ETHAN HUNTER D'AMICO SINSARAVOUTHY NATHAN DAMLONG LAUREN BETH DAMMEYER WYATT ANTHONY DAMPIER MATTHEW DAMRON THERESA DAMWEBER KALEB JOE DANA XAVIER LASHAUN DANBERRY FARRELL EDWARD DANCER
JONATHAN EDWARD DANCER BACH DANG TC MICHAEL DANG MATTHEW D'ANGELO BRADLEY DANGLER TYLER DANGLER CURTIS R DANIEL JACOB RYAN DANIEL JASON C DANIEL JOSEPH GORDON DANIEL MARK A DANIEL ORRIN L DANIEL SAMUEL DANIEL SHAD EDWIN DANIEL
TIMOTHY ALLEN DANIEL TYLER BLAKE DANIEL JOSHUA WAYNE DANIELL BRIAN D DANIELS BRITTANY LUCILLE DANIELS BRITTNEE SUE DANIELS BRYAN C DANIELS CHARLES S DANIELS CHEYANNE DAWN DANIELS CHRISTIAN TREVOR DANIELS CINDY RENNEE DANIELS CRAIG DANIELS
DAVID E DANIELS GILBERT REESE DANIELS HARLEE RAINA DANIELS JACOB HUNTER DANIELS JAMES E DANIELS JAMES P DANIELS KEVIN LAMAR DANIELS MARQUETTE QUINSHON DANIELS SR MATTHEW R DANIELS MICHAEL LEE DANIELS PATRICIA A DANIELS ROBERT DANIELS
RYAN S DANIELS SHELLEY D DANIELS THADDEUS JEREMIAH DANIELS TYLER J DANIELS JEAN DANIS ROBERT R DANN JAIME LYNN DANNER RONNY DANNER THOMAS J DANNER MICHAEL RICHARD DANNHAUS LEON DANSBY BRANDEN A DANTIN LEROY W DANTIN STEVEN C DANTONELLO
ANTHONY J DANTONIO II MADHU DANTULURI SAMMY H DAO LOUIS-PHILIPPE D'AOUST ADAM DAQUILA CHINNAVONG DAR ANNETTE R DARBY JOHN LEWIS DARBY KEVIN D DARBY REANNA J DARBY WILLIE R DARBY JUSTIN DEVON DARGAN THOMAS CONOR DARGAN MINODORA DARIE
SETH AARON DARLINGTON SARAH DARMODY KAREN ELAINE DARNELL THOMAS BRYANT DARNELL JONATHAN EDWARD DARON JUDE DARRAH JR THOMAS ROWAN DARRAH TAKUMU DARRING CURTIS SCOTT DARROW LOGAN A DARROW DERRICK A DARST SHAKER G DARWISH
NATHANAEL DASENT MICHAEL A DASGUPTA JOSEPH D DASHER MISTY RENEE DASHER AJAY DASHRATH BHATKAR DINESH DASS TOMMY L DATES NEIL DATTADEEN CHRISTOPHER TODD DATTI ROGER A J DATTILO MANUEL GUILLERMO DAUED LEDESMA DUSTIN MICHAEL DAUGHERTY
MATTHEW DAUGHERTY MONTE D DAUGHERTY RICHARD HAROLD DAUGHERTY APRIL R DAUGHTRY MICHAEL T DAUPHIN JOEL STEPHEN DAURELLE DOMINIC ALEXANDER DAUSEY TERRI DAUTE ARTHUR LEE DAVENPORT JR AUSTIN TYLER DAVENPORT TY GLENN DAVENPORT
TYLER WAYNE DAVENPORT JACOB ALEXANDER DAVES ANITA LOUISE DAVID DONALD DAVID JAMES C DAVID JONATHAN L DAVID MIKAL DAVID RYAN L DAVID DAVID GLINDAN DAVID RAJ JENNA M DAVIDS CLAYTON LAKE DAVIDSON HAYDEN RICHARD DAVIDSON JACKIE DAVIDSON
JEREMY W DAVIDSON JOHN L DAVIDSON KLINT RUSSELL DAVIDSON MATTHEW ROBERT HARLEY DAVIDSON PARKER DAVIDSON PHILLIP DAVIDSON SR RANDOLPH S DAVIDSON REBECCA ANNE DAVIDSON ROBERT DAVIDSON RODNEY DAVIDSON RYAN DAVIDSON SAMUEL A DAVIDSON
BENJAMIN DAVIES CHRISTOPHER L DAVIES JATHAN LLOYD DAVIES SPENCER M DAVIES ANDREW GEORGE DAVILA EDUARDO DAVILA GABRIEL V DAVILA MARTIN DAVILA ALEJANDRA PAOLA DAVILA GONZALEZ ALEX OMAR DAVILA RODRIGUEZ JAIME DAVILA-RAMOS PAUL DAVILO
TIMOTHY DAVILO LEIGHTON ISAAC DAVINO MICHAEL DAVIO AARON D DAVIS JR AARON P DAVIS ALEX RUSSELL DAVIS ALEXANDER LEE DAVIS ALYSA SUZANNE DAVIS ANNETTE MAY DAVIS ANTHONY JEROME DAVIS APRIL DAVIS ASHLEY MALYN DAVIS BARBARA A DAVIS
BENJAMIN ALAN MICHAEL DAVIS BILLY RAY DAVIS BRANDON JO DAVIS BRANSON DAVIS BRIAN KEITH DAVIS BRIAN L DAVIS BRIAN L DAVIS CALEB JOHN DAVIS CARL FLOYD DAVIS CARL JAMES DAVIS CARTER MITCHELL DAVIS CASEY G DAVIS CHADWICK E DAVIS CHAS SCOTT DAVIS
CHAZ LEE DAVIS CHRISTOPHER J DAVIS CHRISTOPHER W DAVIS CLARENCE DAVIS CODY D DAVIS CODY JAMES DAVIS COREY RYAN DAVIS COY L DAVIS DANIELLE MARIE DAVIS DANTE REGIS DAVIS DAVID ADAM DAVIS DAVID E DAVIS JR DAWN M DAVIS DEANDRE JYQUELL DAVIS
DELONDA DAVIS DERRICK DELMAR DAVIS JR DEVIN D DAVIS DEXTER LEE DAVIS DONALD W DAVIS ELAINA MARIE DAVIS EVIE N DAVIS HARLEY DEWAYNE DAVIS HILEY R DAVIS HUNTER BUCHANAN DAVIS ISRAEL DAVIS JACOB NATHANIEL DAVIS JAI EVAN DAVIS JAMECIA S DAVIS
JAMISON SCOTT DAVIS JARED T DAVIS JARED W DAVIS JASON MATTHEW DAVIS JC L DAVIS JEFFERY L DAVIS JEFFREY HAWKINS DAVIS JR JEFFREY R DAVIS JEREMY A DAVIS JERMORRIS DWAYNE DAVIS JIMMY LEE DAVIS JR JOHN MITCHELL DAVIS JORDAN DAVIS JOSEPH A DAVIS
JOSEPH CHRISTIAN DAVIS JOSHUA L DAVIS JUSTIN DAVIS JUSTIN SCOTT DAVIS JUSTIN SKYLAR DAVIS KEITH A DAVIS KEITH D DAVIS KELLY J DAVIS KELTON JOHN DAVIS KENNETH WAYNE DAVIS JR KIMBERLY DAWN DAVIS KOMARO MARION DAVIS LABAN ANTHONY DAVIS LAKEISHA DAVIS
LANDON FORREST DAVIS LARON JERMAINE DAVIS LARRY D DAVIS LAYTON S DAVIS LENARDO DAVIS MARCUS L DAVIS MARK A DAVIS MARK A DAVIS MARK W DAVIS MARK WAYNE DAVIS MATTHEW F DAVIS MCARTHUR DAVIS MICHAEL DEWAYNE DAVIS MICHAEL L DAVIS MICHAEL SCOTT DAVIS
MORGAN TIFFANY LEE DAVIS MYISHA SHANEL DAVIS NATHAN LLOYD DAVIS NICHOLAS B DAVIS NICHOLAS BRADY DAVIS NICHOLAS JAMES DAVIS PATRICK N DAVIS PRISCILLA DAVIS RACHAEL L DAVIS RANDALL G DAVIS III RANDOLPH R DAVIS III RAYMOND JOHN DAVIS
REGINALD FITZGERALD DAVIS JR RICHARD T DAVIS ROBERT A DAVIS ROBERT MITCHELLE DAVIS ROBERTO ARTURO DAVIS RODNEY L DAVIS RYAN L DAVIS SAMUEL HAWKINS DAVIS SEAN BRADY DAVIS SHELDON DAVIS SKYLAR AUSTIN DAVIS STACEY K DAVIS STEVEN DAVIS
TADRICK DONTE DAVIS TANETRA DAVIS TANNER COLE DAVIS TANYA DAVIS TARRENCE JAMAL DAVIS TERRENCE L DAVIS THOMAS W DAVIS JR TIA MAY DAVIS TIMMY DAVIS TIMOTHY AARON DAVIS TONY LYNN DAVIS TREVIS J DAVIS TRISTEN TY DAVIS TYLER JOHN DAVIS ULYSSES G DAVIS
VERNON E DAVIS JR VICTORIA CHRISTINE DAVIS WHIT L DAVIS WILLIAM ANTHONY DAVIS ZACHARY ANDREW WYATT DAVIS ZACHARY D DAVIS ZARQUENTOS KENTEZ DAVIS CARL C DAVISON JR STACY DAVISON DAVID A DAVOLT JR MANISH DAWADI DARRELL DALTON DAWKINS
ALEXANDER R DAWSON AMYE M DAWSON BRADLEY ETHAN DAWSON COREY D DAWSON COURTENEY DAWSON GEPETTO M DAWSON HUNTER DEAN DAWSON JACOB A DAWSON JEREMY DAWSON JORDAN DAVIS DAWSON LORENZO C DAWSON ROBERT ROLLA DAWSON TYLER GARRETT DAWSON
ADAM S DAY CLYDE AARON DAY CLYDE MICAH DAY DANIEL ERIC DAY DOUGLAS ERRIN DAY JAMES L DAY STEPHEN P DAY TIMOTHY LEE DAY TRENTON MICHAEL DAY ZACKARY DAY WAYNE TAMONDONG DAYAG ARVIN DAYAHAN HIMCHAN AJAY DAYAL KAUSHALYA DAYAL CHINDARKAR
CHERYL DAYTON STACEY DE ANGELIS CHRIS DE BARRAS SONMER DE CASTRO ZORRILLA TIECE DE GAZON LEONARDO DE JESUS LINARES BRYAN DE LA CRUZ MIGUEL ANGEL DE LA CRUZ TORRES FRANCISCO DE LA CRUZ TOSCANO MICHAEL JONUEL DE LA CRUZ-VEGA JOVITA DE LA FUENTE
ANGEL M DE LA GARZA DIANA ALEXIS DE LA GARZA VIDAL DE LA MORA ELEAZAR DE LA PAZ ADRIAN DE LA ROSA ROMULO DE LA ROSA CASTILLO JASMIN DE LA TORRE JUAN PABLO DE LA TORRE VALDOVINOS ARTURO DE LA VEGA CANO LUIS F DE LA VEGA GONZALEZ ERNESTO DE LAPAZ
NOE DE LARA JR CHANELLE DE LEON CLARIE ANN DE LEON LAURENT DE MEY LEONARDO CAPUTO DE MOURA JOSUE DE PAZ OSCAR DE PAZ CALDERON ASHLEE DE ROOY JOE DE SOUSA JEROME DE VERA JORGE YUNIEL DE VERAS REYTOR DANIEL GLEN DE WITTE PATRICK J DEADY
RONI SHAW DEAL AVERIE LAUREN DEAN BRIAN MICHAEL DEAN BRITNEY S DEAN CASEY A DEAN CHARLES TYLER DEAN CHRISTIAN B DEAN CHRISTOPHER JOSEPH DEAN CHRISTOPHER MICHAEL DEAN DANIEL J DEAN ERIC THOMAS DEAN FRANCIS N DEAN JR GEORGE TANARD DEAN
KENNY LEE DEAN LARRY PATRICK DEAN LEVI ISAIAH DEAN MICHAEL E DEAN NICHOLAS JAMES DEAN ZAK DEAN BRIAN ALEXANDER DEANDA RIAH L DEANE TONI DEANE KENNETH DEARBORNE GREGORY A DEARDORFF RONALD R DEARDORFF AIMSLEY NICOLE DEAREN CRAWFORD DEARING
BRIAN DEARMAN BRIAN DEARMAN EVAN DEARMAN ROBERT B DEAS JAMES DEASON JAMES CODY DEASON MATTHEW MICHAEL DEASON JAMES DEATON LARRY P DEATON JASON S DEAVERS JONATHAN R DEBAUN KEVIN D DEBERRY ATANU DEBNATH RACHEL DEBOER MATTHEW DEBOIS
AMBROSE SHIRLEY DEBOSE MICHAEL CHRISTOPHER DEBOUSCHE-MARTINEZ ANDRE LAMOND DEBRICK TAMMY DARLENE DECARLO DAVID A DECAROLIS JACQUALENE ROXANNE DECK PATRICK DAVID DECK AHMAD R DECKARD WILLIAM R DECKARD LINDEN BRYCE DECKELMAN
EDWIN D DECKER JAMES F DECKER KURT JAMES DECKER SHANNON LEE DECKER STANLEY RUSSELL DECKER TONYA NICOLE DECKER ZACHARY DAVID DECKER HARLEY DECOTEAU JOSHUA DYLAN DEDEAUX JAKE ANTHONY DEDERICH FREDERICK J DEDERMAN JEFFREY G DEEB
LINN T DEEDRICK CHRISTOPHER A DEEDS ETHAN JOSEPH DEEL ROBERT ROCK DEENER MATTHEW D DEENIK JAMES A DEERE JR JEFFREY S DEERING MELISSA DEES DILLON EUGENE DEESE LEON H DEFENDORF JEREMY M DEFILIPPO MARK N DEFILIPPO CODY ROBERT DEFORE
ALI MICHELLE DEFRIES BILLY JOHN DEGARMO DOUGLAS F DEGLER MARCO DEGOLLADO VELOZ CHRISTOPHER L DEGRAFF MATTHEW KYLE DEGROOD MICAH PHILIP DEGROOD ZACHARY DEGUILIO LARRY DEGUIRE BRANDON DEHAAN FLOYD O DEHART WILLIAM DEHAVEN BRANDON L DEHEK
ANDREW DEHKURDI MONTELL DEAN DEHNE SERENA L DEHONEY JOSCELYNE DEIBERT SCOTCH HAROLD DEIZ MICHAEL ANTHONY DEJESUS RETYCE LEE DEJESUS RUSSELL DEJONG RYAN C DEJONG TRAVOUS RUSSELL DEJONG EDGAR FELIPE GONZALEZ DEL ANGEL HUGO ANDRES DEL CASTILLO
JUAN DEL HOYO LUIS DEL HOYO KEVIN DEL PUPPO ARNEL DEL ROSARIO JASON DEL ROSARIO ROMEO DEL ROSARIO CARLOS C DELACRUZ NICK J DELACRUZ NIKO A DELACRUZ CLINTON J DELAGRANGE JEFFERY L DELAGRANGE JOSEPH A DELANCEY STEVEN W DELAND DAVID M DELANEY
MICHAEL P DELANEY ANA GISSELL DELAPAZ KENNETH JAMES DELAPP RAYMOND J DELARIO MAURICIO S DELAROSA DAVID DELATTRE JUSTIN ALAN DELAUDER DANIEL L DELEON NORMA XOCHITL DELEON JASON DELFIN ANDREA DELGADILLO VIVIANA DELGADILLO ESMERALDA NA DELGADO
HERMINIO DELGADO LEONARDO ALI DELGADO MARIO DELGADO MISAEL EZEQUIEL DELGADO ORLANDO DELGADO RAMON ORLANDO DELGADO SALVADOR JR DELGADO VINCENT J DELGADO JULIO CESAR ARTEAGA DELGADO DANIEL DELGADO GARCIA JUAN DE DIOS DELGADO MONTES
MIRYAM DELGADO OROZCO CESAR EDUARDO DELGADO TORRES CRUZ FRANCISCO DELGADO TORRES DAVID DELGADO ZAMBRANO FRANK DELGATTO JOHNATHAN KARI DELK TARA L DELL'ARMO WILLIAM THOMAS DELLER JOSHUA ALAN DELLINGER KANDIE S DELLINGER ANDREA DELLOW
CHELSEA MARIE DELOACH THOMAS JENNINGS DELONG NATHAN DELORMIER RHODORA DELOS SANTOS ROMULO DELOS SANTOS SENEN P DELOSSANTOS ZACHARY DELOVELY BRANDON C DELPH ANDREW G DELPRINCIPE BONIFACIO DELROSARIO ANGELO DELSORDO ALEXANDRO DELUNA
JAVIER DELUNA LUIS ALONSO DELZAS SAMUEL J DEMAREE BRIAN DOUGLAS DEMARS JOEL E DEMASKY JUSTIN AARON DEMASTUS KEVIN DEMATTOS JOHN A DEMAURO SHAHAR DEMAYO TERESA DEMCHUK KYLE THOMAS DEMEL ERIC DEMELO BRYSON DEMELO-JEFFERSON
GREGORY DEMENT CHRISTOPHER C DEMLER RYAN DEMOOR BRADIE J DEMOTT CLAY GIBSON DEMPSEY DUSTIN WAYNE DEMPSEY KATERYNA DEMPSEY PATRICK DEMPSEY WILLIAM R DEMPSEY JEFFREY R DENARD ALEXANDER RAVEN DENDY BRIAN P DENEAU ROBERT T DENHAM
JENNIFER DENHOLM ROBERT L DENISON ROBERT DENK CHRISTOPHER PAUL DENLY JANICE ELAINE DENMAN ABRAHAM DENMARK JR DOREEN M DENMARK SAMUEL T DENMARK SAMUEL THERON DENMARK JR MATTHEW DENNE CHRISTOPHER LEE DENNEY KAITLYN M DENNEY
DUDLEY T DENNING CODY LOGAN WILSON DENNIS DONALD L DENNIS ERIC EARL DENNIS KENNETH W DENNIS LESLIE ADELE DENNIS TRACY A DENNIS TREY ALAN DENNIS WILLIAM A DENNIS PHILLIP D DENNISON TROY P DENNISON MAXIM DWIGHT DENNO DOROTHY L DENNY
JOHN B DENNY II ERIK M DENSLER CAMERON JAMES DENSON LUCAS MILEY DENSON TIMOTHY D DENSON CHARLES STEPHEN BARKER DENT MAC J DENT AARON DREW DENTON ALBERT DENTON CODY ROSS DENTON DALE ROBERT DENTON JUSTIN R DEPEW
TIMOTHY GORDON DEPEW ESTHER G DEPPE JUSTIN DEPRIEST RANDY SHANE DEPROW MELVIN LEVERN DEPUGH NIKOLAS A DEPUGH ROBERT A DEPUGH TIMOTHY T DEPUGH DREW DEQUARDO WILLIE DERAMUS WILLIAM KENNETH DERBY NATALIE N DERCK DENNIS SERGEYEVICH DERGUNOV
DANIEL G DERKACH OSTAP DERKACH ANDREW B DERKS JACOB DERKSEN LES DERKSEN MARK ALAN DERRICK JOHN R DERSHEM MICHAEL DERTZ AKASH MANOJKUMAR DESAI TARA DESANTIS ROBERT A DESANTO GARY A DESATOFF MAXWELL DESJARDINES TRENT DESJARLAIS
SANDRO DESORDI NOLAN DESOTO LOUISA DESOUSA MATHEW DESOUSA JOSE ANTONIO DESPAIGNE FAVIER JESSE W DESPAIN BRIAN DESPOT JONATHAN L DETERS LESLIE DETHROW MICHAEL DETHROW TIMOTHY DEUSCHLE AMANDA DEUSENBERRY NIDYA DEVADASS ERIC C DEVALL
JAMES DEVALL JOE T DEVALL SPURGEON DEVANBURAJ JOSHUA CLAY DEVANEY JACEE MARIE DEVAUL TIMOTHY JAMES DEVER DAVID W DEVERS KEVIN D DEVERS CHERYL ANN DEVINE JAMES WILSON DEVIS JR KELLER DEVLIN ZACHARY TYLER DEVLIN ANTHONY B DEVORE
MARTELLIOUS O DEVOSE MATTHEW A DEVRIES MICHAEL DEWALT CHARLES C DEWEESE TERESA LYNN DEWEESE CLINTON M DEWEY CURTIS ANDREW DEWEY HARLEY RAY DEWEY MICHAEL CHARLES DEWEY HANS D DEWIT DANIEL ADRAIN DEWITT DERRECK CLAY DEWITT
GIANINA TERESA GARRAMONE DEWITT JAMES D DEWITT KARSON WESLEY DEWITT WAYNE DEWITT JOSELYN MARY DEXTER LAURIE MICHELLE DEXTER RUDOLPH SCOTT DEYOUNG SCOTT RICHARD DEYOUNG JONATHAN WESLEY DEYTON CALEB LEE DHAENENS NATHANIEL JAMES DHAENENS
SAYALI DHAMALE SWARAJ DHAMI PRADNYA DHANAJI YESADE SHEK DHAWAD VIJAYLUXMI DHAWOTAL KEVIN E DHOM SALVATORE DI GENNARO JUSTIN DI SIPIO BERARDO DI VINCENZO RICHARD DIAMOND LACY JR AGUSTIN DIAZ ALBERTO DIAZ ARNULFO MUNOZ DIAZ BRANDEN A DIAZ
CARLOS MANUEL DIAZ SR CRISTIAN ONASSIS DIAZ EDUARDO DIAZ FILEMON JUNIOR DIAZ JORDAN EDWARD DIAZ JOSE L DIAZ JOSE SYLVESTER DIAZ JOSEPH DIAZ JUAN ANTONIO DIAZ JUAN M DIAZ MARTIN LEE DIAZ NELSON JOSIAH DIAZ NERCIDO DIAZ ONASSIS O DIAZ ROBERTO DIAZ
RODOLFO DIAZ SAMUEL DIAZ FRANCISCO ALBERTO LUNA DIAZ GAMALIEL SEGURA DIAZ ALEJANDRO DIAZ GUZMAN FERNANDO JAVIER DIAZ JASSO LUIS ANGEL DIAZ MAGALLANEZ JORGE ESTEBAN DIAZ MARTINEZ CARLOS IGNACIO DIAZ ZAVALA GREGORY F DIBBLE KEITH N DIBBLE
DAMIAN M DIBLE SERGIO DICARLO TAYLOR W DICHIARA ALEXANDER DICHOSO CARROLL RONALD DICKENS DARNELL DAVONN DICKENS BRENT E DICKER CHAD R DICKERHOFF ANN DICKERSON DREW DICKERSON KEITH R DICKERSON MATTHEW DYLAN DICKERSON MATTHEW J DICKERSON
ROBERT DICKERSON ROBERT BLANTON DICKERSON WHEELER JAMES DICKERSON DOUGLAS LAVAUGHN DICKEY JEFF A DICKEY JOHN L DICKEY JOHN S DICKEY KEVIN R DICKEY DANIEL E DICKINSON JAMES W DICKINSON MORGAN SCOTT DICKINSON TIMOTHY E DICKS JR
ELVENS IVENS DICKSON PHILIP M DICKSON RANDALL L DICKSON JR ELLIOTT DICKSON-GREEN SHAWN JEFFREY DICKT CLAYTON D DIDION SEAN CAMERON DIEBEL TIMOTHY M DIEGEL EDILIA DIEGO MIGUEL AMANDA C DIEHL JAMES ALLEN DIEHL DEVON SCOTT DIEL MARCUS DIER
JESSICA ALEJANDRA DIERA PAUBLO DIERA AMANDA DIETSCH DOUGLAS J DIETZ RYAN DIETZ SCOTT D DIETZ TIMOTHY DIFFEE JON ALAN DIFFERENT DUSTIN PAUL DIGGS TERRY W DIGGS CATHERINE DIGIACINTO FRANCESCO DIGIACINTO VINCENZO DIGIACOMO JAMES V DIGIANDOMENICO
PETER JOSEPH DIGIOVANNI MARK A DIGIROLAMO EDWARD J DIGMAN III KENNETH PATRICK DIGMAN CLAYTON E DILDAY JR CLAYTON NATHANIEL DILDAY JOSHUA EDWARD DILDAY HUNTER AUBREY DILL MATTHEW OLIVER DILL ORAN R DILL JR SKYLOR GAGE DILL TERRY L DILL
BLAIN MARSHALL DILLARD JOE T DILLARD STONEY A DILLARD MATTHEW A DILLEY JOHN CLAYTON DILLINGER KRYSTAL KAY DILLINGER CHRISTIAN ALAN DILLMAN RHONDA M DILLMAN BRADLEY M DILLON CAIGAN DILLON JUSTIN DILLON NEIL DILLON BRITTANY A DILTS KEITH A DILTS
BENJAMIN LEETH DILWORTH REFUGIO O DIMAS MITCHELL W DIMERY LOUIS VINCENT DIMINO GJORE DIMOVSKI NANDITA DINESH ARILKAR WALLACE D DINGLE JACOB E DINKEL TANSY DINKINS SHAYNE A DINKLE JAMES DINSMORE CALEB DION GABRIEL DION JOSE AURELIO DIOSDADO ROJAS
MARIA DIOS-GIULIANI PRIYA DIPSINGH-SALTAN ZACHARY W DIRKS BRIAN A DISANTO CONNIE L DISBRO JEFFREY C DISCOLO TERESA DOUTIS DISERA ETHAN DARRELL DISHMAN PATRICK DISKIN LEONY A DISLA EDWARD CHARLES DISMUKE JR TORREON L DISMUKE
GETACHEW MENGESHA DISSASSA CODY DITCHUK HAYDEN MAXWELL DITMARS VICTOR P DITOLA II ANDREW THOMAS DITTER NATHAN THOMAS DITTER DAVID A DITTMER VERNON J DITTRICH JR RICHARD DIVELEY JENNIFER DIVES JOSEPH C DIXIE CASEY DIXON CHARLES J DIXON
DAINE K DIXON DANIEL SHAIN DIXON DANNY RAY DIXON DAVID DIXON DAVID NEIL DIXON JANIE P DIXON JULIUS CORNELIUS DIXON KEITH R DIXON LOGAN SCOTT DIXON MICHAEL KEITH DIXON PAUL W DIXON RANDY DIXON STEVEN DOUGLAS DIXON TYLER BRYCE DIXON SHAWN L DIXSON
DANTE D DIZON AKSHAY DNYANESHWAR GAUL BRADLEY DOBBINS CHRISTOPHER L DOBBINS COREY DOBBINS NOAH RAE DOBBINS AUSTIN M DOBBS CRAIG E DOBBS ERIC J DOBBS KYLE V DOBBS MATTHEW CASEY DOBBS NATHAN J DOBROVOLNY CHRISTOPHER RAE DOBY
JAMES LONGSTREET DOBY BRIANNA LANE DOCHERTY ADAM DANIEL DOCK JACOB LEE DOCKERY MICHAEL DOCKERY DAMIAN DOCKRILL MICHAEL DOCKRILL JOHN O DOCKUM ALEX DODD BENJAMIN D DODD BRYAN S DODD CASEY DODD COREY DODD DUSTY JAMES DODD
JASON RANDALL DODD TAMIA PATRICE DODD TYRONE DODD ADAM DODDS REGINA MARIE DODDS JULIE ANN DODGE MICHAEL A DODGE CLAY DODGEN JESSIE W DODGEN TYLER DAVID DODGEN DONALD LEE DODSON BRANDON PATRICK DOEHRMAN EVAN C DOELLING
LAWRENCE THOMAS DOERR ANDREW W DOFFIN JACOB KADE DOGAN QUINLAN KERR DOGAN PATRICK HILL DOHERTY TRENTEN B DOHMEN CODY MICHAEL DOIRON RENE DOIRON SEAN CARROLL DOLAN D'MITRIEVA DOLBERRY BRANDON SCOTT DOLE RYLEE C DOLL ROGER W DOLLAR
KIAN M DOLSEN CHRISTOPHER O DOLSON MARIA ALICIA DOLZ AMOR MICHAEL DOMAN ROBERT DOMEIJ JORDAN MICHAEL DOMINGO TEREZA DOMINGO BARTOLOME ANTONIO L DOMINGUEZ ESTEBAN DOMINGUEZ IVAN DOMINGUEZ JAVIER DOMINGUEZ JOSE DOMINGUEZ JOSE L DOMINGUEZ
JULIO DOMINGUEZ MARTIN DOMINGUEZ MIGUEL DOMINGUEZ OCTAVIO DOMINGUEZ RAFAEL JESUS DOMINGUEZ RODOLFO DOMINGUEZ ROGELIO DOMINGUEZ SALVADOR DOMINGUEZ GUADALUPE DANIEL DOMINGUEZ JUAN CARLOS HERNANDEZ DOMINGUEZ MARTIN DOMINGUEZ CONTRERAS
JUAN JOSE DOMINGUEZ GUTIERREZ MIGUEL ANGEL DOMINGUEZ HUERTA MARIO L DOMINGUEZ LESCAILLE JESUS NA DOMINGUEZ-ALVARADO JUSTIN BOYD DOMINICK ERIK JAMES DOMINIKOSKI BRENDA MARIE DOMINISSE DOUGLAS L DOMINISSE MAJA DOMNICK KIMBERLEY L DOMSCH
VICTOR MANUEL DON ESTRADA TERRENCE SEAN DONAHOE CRISTOFER AARON DONAHOO CEDRIC L DONALD FELTON DONALD CHAD ANTHONY DONALDSON ELBERT DONALDSON MARK ROBERT DONALDSON MIKEL PATRICK DONALDSON MATTHEW R DONATH GRETTA DONDLINGER
ABHINAV DONGARE KELLI LYNN DONLEA KEPLER J DONLEA CHRISTOPHER J DONNELLAN PAUL DONNELLY STEPHEN PATRICK DONNELLY JORDAN KYLIE DONOHUE CALEB JOSEPH DONOVAN DENNIS K DONOVAN KRISTIN V DONOVAN LUKE J DONOVAN MICHAEL G DONOVAN
WYATT KEITH DONOVAN NATTAPON DONRATANAPAT AMY DOOLEY COREY LEE DOOLEY DAMIEN LAVON DOOLEY JOHNATHAN L DOOLEY MICHAEL S DOOLEY AARON W DOOLIN REYES DORADO ZAYRA NAOMI DORADO JOSE DORAME EZEKIEL ISSAC PATRICK DORCE RONALD CRAIG DORDICK
WILLIAM J DORE RYAN MICHAEL DORETY BENJAMIN DOREY KYLE R DORIETY RICHARD B DORMAN MARYAM DOROUD ALEXANDER ERVIN DORRIETY HEATHER LASHELL DORRIS JACOB ISAAC DORSETT DANIEL J DORSEY DAVIS L DORSEY GREGORY A DORSEY KELVIN DORSEY
KEVIN JEVON DORSEY MITCHELL ANDREW DORSEY MOKSHA AJAYKUMAR DOSHI BILLY JOE DOSS CASSIE DOSS COREY PARKS DOSS JASON OWEN DOSS SR KANTREL JAROD DOSS MORGAN TYLER DOSS NATHAN M DOSSETT THOMAS DOSSEY WISDOM DOTSE BRODY D DOTSON
DANNY E DOTSON DANNY LAMAR DOTSON JR DOUGLAS ARTHUR DOTSON JAMES HUGHES DOTSON JEREMY E DOTSON RUSSELL E DOTSON CORY J DOTY JACOB ALLEN DOTY XIA DOU BRYAN DOUCET TYLER NICHOLAS DOUCET RICKY DOUCETTE EDWIN BILLY DOUGAN PATRICK A DOUGAN
SHERRI HEATHER KAYE DOUGAN JOSEPH RANDALL DOUGHERTY JACOB ALAN DOUGHTIE DUSTIN D DOUGHTY LOGAN DAVID DOUGHTY TRENTON A DOUGHTY CORY DEVONTAY DOUGLAS DANIEL DOUGLAS DEBRA A DOUGLAS DON E DOUGLAS HENRY J DOUGLAS JARED DOUGLAS
KEVIN DOUGLAS NICHOLAS KYLE DOUGLAS RHONDA DOUGLAS ANITA D DOUTHITT CLAYTON DOUTRE D BLAINE DOUTRE MARQUIS W DOUYERE CONNER LANE DOVE SCOTT LYDELL DOVE CASSANDRA ANN DOVER ETHAN CHAD DOVER FORREST JAMES DOVER JAYETHEN ISIAHA DOVER
JASON VAN DOWDLEY KENNETH ANDREW DOWDY KENNETH L DOWDY DAVID KENNETH DOWELL HUNTER JOSEPH DOWELL KIMBERLY JUNE DOWELL MARGARET A DOWELL DANIEL R DOWLER XAVIER EVAN RAY DOWLESS ADAM T DOWLING DARCIE M DOWLING BRETT DOWNER
DWAINE DOWNEY JUSTIN DOWNEY MATTHEW D DOWNEY MICHAEL S DOWNEY SHAWN MARTIN DOWNEY COREY CHARLES DOWNING DUANE C DOWNING JR JERRY FRANCIS DOWNING JR CALEB NATHANIEL DOWNS JULIA DOWRIDGE JOHN JUSTIN DOWTY HAYDEN DOYLE KEITH ALAN DOYLE
LUKE DOYLE CHASE RYAN DOZIER COLE DRAAYERS JAY DRAAYERS JOSHUA DRAAYERS JESSICA DRAEGER NICHOLAS DRAGON ANTHONY KYLE DRAKE BRENT R DRAKE DAMON WESLEY DRAKE PAYTON ALEXANDER DRAKE RYAN HUNTER DRAKE TRAVIS D DRAKE TYLER K DRAKE
WILLIAM J DRAKE DANIEL JACOB DRAKEN JASON MICHAEL DRAKEN CHRISTOPHER J DRANKIE DALE R DRAPER HARLEY WILLIAMS DRAPER JAGGER STEFAN DRAPER KEVIN ALAN DRAPER MARISSA BONNIE DRAPER NICK D DRAPER RYAN STEPHEN DRAPER MATTHEW E DREASHER
BRYAN DREGER CHRISTOPHER ANTONIO DREHER CAMERON DREILICH PHILLIP D DRERUP MICHAEL DRESSLER DAVID J DREVECKY ANTHONY LEE DREW JR DAVID CHRISTOPHER DREW DYLAN C DREW JUSTIN AARON DREW LAUREN MARY DREW JOHN E DREXLER MICHAEL A DREXLER
COURTNEY MICHELLE DREYER PAULA DENISE DREYER MAX SCOTT DREYLING BRIAN DRIFKA CHARLES JAMES DRIGGERS CLARK JEFFERY DRIGGERS DARREN L DRIGGERS ERIC ALLEN DRIGGERS GEORGE P DRIGGERS III KENNETH J DRIGGERS MACK THADDEOUS DRIGGERS IV
MITCHELL LOUIS DRIGGERS RICHARD CHASE DRIGGERS STEVEN A DRIGGERS STEVEN GENE DRIGGERS LANDEN LEE DRIGGINS JOHN DANIEL DRISCOLL JOHN L DRISLAN PRENTICE L DRIVER STEPHANIE RENEE DRIVER WILLIAM J DROHAN STEVEN W DROLLINGER
WILLIAM NICHOLAS DROSSOPOULOS CLIFFORD JOSEPH DROUET JR MITCHELL DRUKEN DUSTIN RAYMOND DRUM TOMMY RUE DRUMAL ANDREW JASON DRUMM JOHN W DRUMMOND JONATHAN MICHAEL DRUMMOND RICHARD EARL DRUMMOND TIMOTHY M DRUMMOND
DUSTIN JAMES DRUMRIGHT KELLY D DRUYOR JOSHUA JOHN DRUZIANICH ANDREW B DRYDEN SHELDON M DRYER COREY DRYSDALE DAVID MICHAEL DUANE CENDY DUARTE DEMIS A DUARTE JOSEPH DUARTE PABLO VINÍCIUS DUARTE SR IRVIN OSMAN DUARTE CERVANTES BRANDON DUBE
CYNTHIA DUBE BENJAMIN DUBEY PAUL DUBEY SALONI DUBEY SEBASTION DUBEY MITCHELL CAMERON DUBIN JAMES KALEB DUBLIN DAVID DUBOIS HECTOR DUBOIS RYAN THOMAS DUBOIS APRIL LYNN DUBOSE JAYME M DUBOSE KENNY LORENZO DUBOSE RICHARD JAMES DUBUISSON JR
DANIEL W DUBY GABRIEL DUBY ISAIAH DUBY JASON DUCHARME JOE DUCHARME TOMAS DUCHEK ABRAHAM TED DUCKETT KELLEY DUCKWORTH JOSEPH DUCLOS TRAVIS E DUCLOS TIMOTHY L DUDA JEFFREY DUDAS CHASE WILLARD DUDLEY CODY KEEGAN DUDLEY CURLIE DUDLEY
JACOB PRESTON DUDLEY CHRISTIAN S DUEL JESTIN R DUERST ERIK M DUERSTOCK BERTRAM L DUFF JACK A DUFF RYAN MICHAEL DUFF PATRICK C DUFFANY JERRAD DEWAYNE DUFFEL DEREK CRAIG DUFFY KEVIN DUFFY DOMINIQUE DUFOUR BRADFORD DUGAN BRADLEY DUGAN
BLANE A DUGAS CRUIZ J DUGAS PETER A DUGGAN ANDREW JEFFREY DUGGER ETHAN STRAUD DUGGINS SEBASTIEN DUGUAY JESUS ALEJANDRO DUHAGON LOMELI BLAKE ANTHONY DUHE JOSEPH DUHE ROBERT H DUHON AMANDA JOAN DUKE DUSTIN L DUKE HERBERT A DUKE JR
KASSIDY GRACE DUKE ROBERT ALLEN DUKE JON W DUKES TERRY D DUKES JEREMY DULANEY JUSTIN W DULANEY KYLE DOUGLAS DULANEY JOHN DEAN DULEY DONALD EDWIN DULIN JOHN B DUMAS SHARON DENISE DUMIT STEVEN DOUGLAS DUMMITT KORY J DUNAFIN
AMANDA A DUNAVENT CHAD W DUNAVENT BRENDAN NATHANIEL DUNAWAY JASON DUNAWAY JOHN BRANDON DUNAWAY TRACY A DUNAWAY KRISTINA L DUNBAR RYAN STUART DUNBAR ALEXANDRA LAINE DUNCAN BRIANNAH DUNCAN CHRISTOPHER DUNCAN DAVID J DUNCAN
DAVID M DUNCAN ISIAH SCOTT DUNCAN JAMES THEODORE DUNCAN JOSHUA DREW DUNCAN JUSTIN DUNCAN RACHEL MAE DUNCAN RHONDA L DUNCAN RODERICK DILLON DUNCAN RYAN P DUNCAN SAM DUNCAN JR SANDRA DUNCAN SHANE E DUNCAN SHAWN AARON DUNCAN
ERIC TODD DUNDERMAN DANNY DUNFORD DELANEA DUNFORD ISAIAH KIMBALL DUNHAM COURTNEY D DUNIGAN ROGER DARRELL DUNIGAN SR BLAKELEE CANNON DUNKELBERG NICHOLAS PATRICK DUNKER SCOTT M DUNKER TYLER DEAN DUNKIN JEFFREY L DUNKLEMAN CAELEN DUNKLEY
CYNTHIA L DUNLAP DAVID DUNLAP GENOLA DUNLAP JAMES L DUNLAP MICHAEL JEFFERY DUNLAP DUSTIN K DUNLOP BRIAN L DUNLOW BRIAN LOGAN DUNLOW JAMES DUNLOW JEFFERY C DUNLOW LAUREN BRIANNE DUNLOW ADAM COLTON DUNN ALEXANDRIA DUNN ALISHA DIANE DUNN
CHRISTOPHER D DUNN DANIEL TRAVIS DUNN DAVID DUNN EMMETT DALE DUNN JOSEPH THOMAS DUNN KEVIN E DUNN MICHAEL DUNN MICHAEL DUNN PATRICK EARL DUNN RANDALL EDWARD DUNN TAMMY DUNN THEODORE H DUNN III TREY AARON DUNN JOHN STEPHEN DUNNAVANT
DEVARIO TYRELL DUNNELL KEENAN THOMAS DUNNIGAN PATRICK M DUNNIGAN NATHAN A DUNNILL DAVID DUNPHY HOLLIS DUNSMORE JAMES DUNSTER SEAN M DUNWOODY ANDY Q DUONG DANNY DUONG STEVEN T DUONG IZEN GOLDEN DUPAIX DENTON WILLIS DUPREE COLBY DUPUIS
SHAWN DUPUIS MARILYN DUQUE SERGIO M DUQUE ZUNIGA PRASANTH DURAISAMY ANTONIO L DURAN BRITNEY E DURAN FERNANDO DURAN JOSE D DURAN JUAN M DURAN KRIS DURAN MATEO DURAN EDGAR ARTURO VALADEZ DURAN DAIANNA SARAHI DURAN AGUILA
JUAN CARLOS DURAN CASTAÑEDA MARTIN DURAN LOPEZ DOUGLAS E DURAND JEFFREY J DURAND SUSAN M DURAND LEONARDO DURAZO GALAZ BLAKE MICHAEL DURBIN SHAWN L DURBIN CHRISTOPHER WAYNE DURDEN TRAVIS J DUREE MORAMAY GUADALUPE DUREN
CHRISTOPHER L DURHAM DANIAL DURHAM FARAH TODD DURHAM HUNTER J DURHAM JILL KATHRYN DURHAM TYLER ROSS DURHAM MICHAEL J DURIE DARRELL D DURIO THOMAS DURKALEC BRIAN F DURKIN JODY L DURRETT KENNETH WAYNE DURRETT CODY AUSTIN DURST
ANDREA M DURWARD NATHAN ANTHONY DUSSEAULT RANA DUTTA UDAY C DUTTA WILLIAM CHARLES DUTTINE JR BRANDON MICHAEL DUTTON CECIL H DUTTON JR JUSTIN COREY DUTTON MICHAEL W DUTTON WILLIAM B DUTTON LAURA E DUVALL WILLIAM CHRISTOPHER DUVALL
FRANK DVORAK JEFFREY C DVORAK SHAWN C DVORAK SHELTON J DVORAK ZACHARY E DWORAK CHARLES OTTO DWORS JESSE ALEXANDER DYAL BRANDON A DYCUS STEPHEN BRYAN DYCUS CONNOR JAMES DYE DERRICK R DYE KEGAN J DYE MICHAEL DARNELL DYE SHAWN ALAN DYE
BILLY R DYER JAMES LEE DYER III JULIA MARIE DYER KATRINA ANN DYER MARK DYER MEGAN ELIZABETH DYER MICHEL WILFORD DYER JR ZACHARY M DYER JOE ALLEN DYESS MATTHEW COWART DYESS DANIEL J DYGERT DYLAN HOYT DYKES ZAKHARRY RC DYKSTER LINCOLN DYLER
KELLY DYRCZ CHRISTOPHER R DYSON DANIEL A DYSON KRZYSZTOF DZIEJMA ELDON J DZUBA KELLY L DZUBA BRIAN D EADDY CHAD D EADDY JORDAN MICHAEL EADDY SUZANNE EADDY STEPHEN R EADES JAMES ROBERT EADS JORDAN MICHELLE EADS MALORIE NICOLE EADS CHRIS EADY
GLENN D EAGERTON A RAE EAGLE KELVIN EAGLES DANNY LEE EAKLE JUSTIN EAKRIGHT TYLER BRADEN EAMES WADE ALLEN EANES SCOTT L EARHART JASON N EARL LESLIE L EARL AUSTIN LEE EARLEY EDWARD M EARLEY II MICHAEL J EARLS DANIEL EARLY GWENDOLYN RENEE EARLY
DESIREE LYNN EARNHARDT AUSTIN KEITH EASLEY FRED O EASLEY III SAMANTHA NOVELLE EASLEY JUSTIN A EASLING JAMI LADAWN EASON ROBERT WAYNE EASON J C EAST JAYDON COBY EAST JUSTIN CHARLES EAST MICHAEL WILLIAM EAST ROBERT J EAST TIMOTHY W EAST
CHRIS EASTER JORDAN WILLIS EASTER BLAKE EASTERLING DANIEL JACOB EASTIN LYLE R EASTIN CRAIG EASTMAN CHRISTOPHER DAVID EASTRIDGE TYSON LAMONT EATMAN HAROLD D EATMON BENJAMIN J EATON CHADWICK EATON CHASE A EATON DARREN EATON TODD ALAN EATON
BENJAMIN TERRILL EAVES JOHN M EBBERT RICHARD L EBEL EMILY EBELING DYLAN J EBERLINE TYLER DEAN EBERLY CHRISTINE EBERT MATTHEW THOMAS EBINGER TODD E EBLIN NILOUFAR EBRAHIMI EDDIE ECHOLS JERRY ECHOLS NADIA SUBER ECHOLS JIMMIE D ECK MISTI D ECKART
BILLY J ECKER KONRAD ECKERLE ETHAN C ECKERT KENDRA ECKERT RYAN ECKERT EVAN E ECKHOFF ROBERT FRANCIS ECKLUND GARY R ECKSTEIN JACOB TODD ECKSTROM JAMES NICHOLAS EDDY PATRICK EDE ZACHERY S EDELBROCK DARRELL W EDEN MICHAEL WILLIAM EDEN
JUSTIN W EDENS ALEXANDER EDERLE CALEB R EDGAR CURTIS A EDGAR JEFFREY ALLEN EDGAR JR JONAS J EDGAR JUSTIN HEATH EDGAR HEATH J EDGBERT CHANCE EDWARD EDINGS PEYTON ALEXANDER EDINGS CODY R EDINGTON GAVIN DAVIS EDINGTON TYLOR JAMES EDISON
DAVID E EDKIN ANDREW CHARLES EDLIN JEFFERY R EDMISTON AUSTIN RILEY EDMISTON ASHLEY RENEE EDMONDS DYLAN RYAN EDMONDS GARRETT L EDMONDS WALTER L EDMONDS JEREMY WAYNE EDMONSON JUSTIN A EDMONDSON MARCUS R EDMUNDS MICHAEL BRYCESON EDMUNDSON
RYAN G EDNEY SHAWN P EDRINGTON THOMAS EDSON AALIYAH A EDWARDS ANN E EDWARDS AUSTIN BARRETT EDWARDS BLAKE A EDWARDS BRAD A EDWARDS BRIAN J EDWARDS BRIAN K EDWARDS BRIAN LEE EDWARDS CASEY BLAKE EDWARDS CHARLES ALBERT DOYLE EDWARDS
CHRISTOPHER EDWARDS DEAN BRENT EDWARDS DELROY A EDWARDS DEMETRIUS LAVON EDWARDS DUSTIN EUGENE EDWARDS ELLIOTT L EDWARDS ERNEST EDWARDS GARETH EDWARDS GINA LYNN EDWARDS HANNAH KAY EDWARDS JAMES D EDWARDS JEDIDIAH EDWARDS
JOSEPH GALE EDWARDS JUSTIN T EDWARDS KAMAR ROMARIO EDWARDS KELTON STYLIE EDWARDS KYLE EDWARDS KYLE SCOTT EDWARDS LIONEL L EDWARDS LOGAN EDWARDS MATTHEW ROY EDWARDS MICHAEL LEE EDWARDS NICHOLAS S EDWARDS PAMELA DEMETRICE EDWARDS
RICKY J EDWARDS RON P EDWARDS RONALD D EDWARDS SCOTT EDWARDS SKYLER M EDWARDS TIMMY P EDWARDS TIMOTHY H EDWARDS TIMOTHY J EDWARDS TODD M EDWARDS TREVON C EDWARDS TRISTAN DASHOUN EDWARDS TYLER EUGENE EDWARDS WILLIAM GLEN EDWARDS
WILLIAM THOMAS EDWARDS IV ZACHERY EDWARDS NIQUAVES NEVONTA EFFORD JONATHAN EGAN ALAN CHRISTOPHER EGGEBRECHT HOLLY M EGGELSTON JAMES E EGGERING ROBERT EGGERS KEIRA L EGGERT CHRISTOPHER M EGGINS JOSEPH N EGGLESTON MICHAEL A EGGLI
BRIAN MICHAEL EGNOR DAMON NICHOLAS EGNOR BRENNAN C EGOLF JUAN ADAM EGUIARTE - PUCKORIUS CAROLINA EDREY EGURROLA GAMBOA OLIVIA CYNTHIA EHIWE KYLE RYAN EHLE CHARLES P EHRET ANNA RANKIN EHRICH MARK A EICHBERGER ANDREW R EICHEL

AVIE ELAINE EICHELBERGER ERIC EICHENBERGER AARON D EICHER BENJAMIN JOHN EICHER CALEB A EICHER DOUGLAS J EICHER SAMSON EICHER JENNIFER EICHHORN MARK E EICHLER BRADLEY K EICHMANN TUCKER ALEXANDER EIDENIER AARON B EILAND AMBER M EILERTSEN
JONATHAN WARREN EIMAN JEFFREY R EIS MICHAEL D EISENACHER KAILYN NICOLE EISENHART JAMES TERRENCE EISENHAUER CHALMERS J EKNESS MATTHEW ROBERT EKSTROM RICKY E ELAM SAMUEL ELAM VAUGHN EDWARD ELAM DHANASEKARAN ELANGO LEILAH GALAL ELBAZ
HESHAM ATTIA ELBEHY COREY R ELDER KEVIN M ELDER MATYSON ELIZABETH ELDER STEVEN P ELDER JESSE LENN ELDERS AIMAN EZAT ELDISH JAMES ELDRIDGE JEREMY SCOT ELDRIDGE SARAH KATELYN DUELLA ELDRIDGE ISAAC A ELEVARIO MAURICE EDWARD ELEY DEWUAN A ELFALAN
DEWUAN ANDREW ELFALAN JR RETONYA DENISE ELFALAN JOSHUA C ELGAN JAMES DYLAN ELGIN JAMES S ELGIN JR JHONSY ELIACIN SR ALYSSA LYNN ELICK RALPH ELIDOR ANDY ELIGON ERIC T ELIJAH DAVID ELIZARRARAZ BRODY D ELKINS DAVID MCARTHUR ELKINS GREGORY SETH ELKINS
JANET BETH ELKINS DOUGLAS ELLARS BRYAN L ELLEFSON DARREN A ELLEGOOD JOSHUA J ELLENBERGER THOMAS J ELLENBERGER JOHNNY W ELLER WILLIAM M ELLERMAN II DERRICK ELLINGTON HARRY JAMES ELLINGWOOD GABRIEL ELLIOT AARON DAVID ELLIOTT ALISHA MANON ELLIOTT
BRANDON MATHEW ELLIOTT BRANDON TYLER ELLIOTT BROCK ALAN ELLIOTT CAMDEN JAMES ELLIOTT CHARLES RILEY ELLIOTT CODY GRAY ELLIOTT CORY ONEAL ELLIOTT DANIELLE MARIE ELLIOTT EDWARD W ELLIOTT ELIJAH LEVI ELLIOTT HAYLEY MAE ELLIOTT JASON M ELLIOTT
JAY RICKARD ELLIOTT JOHN L ELLIOTT LESLIE A ELLIOTT LUCAS A ELLIOTT MATTHEW ELLIOTT MELISSA SUE ELLIOTT NATALIE ELLIOTT PATRICK W ELLIOTT RAYMOND L ELLIOTT RYAN JAMES ELLIOTT STEPHEN THOMAS ELLIOTT TOMMY GEORGE ELLIOTT WILLIAM R ELLIOTT JR
WYNN NOEL ELLIOTT ANDREW D ELLIS ANTHONY LAVERN ELLIS ASHLEY DANIELLE ELLIS CHARLES WILLIAM ELLIS CODY MATTHEW ELLIS CORY LACARL ELLIS CURTIS PAUL ELLIS DONALD D ELLIS DURVEAL GEORGE ELLIS GLEN HARMON ELLIS JACOB LEVI ELLIS JAMES MICHAEL ELLIS
JASON ELLIS JOSHUA DYLAN ELLIS KEVIN ELLIS KEVIN TODD ELLIS MICHAEL LEE ELLIS MICHAEL M ELLIS MICHELLE ELLEN ELLIS MITCHELL R ELLIS ROBERT L ELLIS RYAN DANIEL ELLIS TIMOTHY D ELLIS TONY ELLIS TYLER L ELLIS CHRISTOPHER ELLISON JAMES LEE ELLISON
MICHELLE MARIE ELLISON NICHOLAS ELLISON ALEXANDER J ELMORE EUGENE GEORGE ELMORE JOSEPH K ELMORE JUAN D ELORZA-HERNANDEZ LOGAN M ELPERS PAUL O ELPIDAMA BRETT MATTHEW ELROD CODY TRENTON ELROD GLENN A ELROD KANDICE ELROD MORGAN CATHERINE ELSE
WAEL MOSAAD ELSHAMY JUSTIN JAMES ELSTON TREVOR D ELSTON COY RUSSELL ELTON ARAVINTH ELUMALAI RAJAN ELUMALAI DYLAN KURTIS ELWOOD SHANE ERIC ELY MOHAMAD JAMIL ELZEIN TERRY R ELZY TYLER R ELZY NSIKAN EMA ROBERT DALE EMBREY JR TYLER K EMBREY
ALAN SHANE EMBRY KELECHI WOKEM EMELOGU BREANNA SUE EMENHISER TONY EMENHISER ALEXANDER EMERSON ARCHIE J EMERSON BRANDON C EMERSON DAVID R EMERSON JASON EMERSON KENNETH ZACHARY WELDON EMERSON MICHAEL R EMERSON NATHANIEL H EMERSON
SYLVIA EMERSON BRIAN L EMERY BRET EMLING ANDREW P EMMERT JR REAGAN C EMMONS LAURA ELIZABETH EMORY BRANDON MICHAEL EMPERATO KODY EMPERINGNAM SCOTT ANDREW EMPFIELD WILLIAM T EMRAL STEVEN ROBB EMRICH BENJAMIN MATTHEW EMRICK
RIGOBERTO ENAMORADO MARCOS A ENCARNACION MARIO ALBERTO ENCARNACION VALENZUELA CARLOS ONESIMO ENCARNACION VICENCIO BRADY DANIEL ENDICOTT MATTHEW J ENGEL LOGAN ANDREW ENGELBERTH NOAH ISAIAH ENGELBERTH CALVIN D ENGELBRECHT GARY P ENGELMAN
JOHN ENGELMOHR KERMIT C ENGLAND WILLIAM CHAD ENGLAND CLINT W ENGLE JOSHUA R ENGLE DOUGLAS E ENGLEHART JORDAN ELIZABETH ENGLISH JUSTIN ENGLISH SCOT J ENGLISH STEPHEN C ENGLISH STEVEN ENGLISH ERON C ENO MARK J ENOCHS DAVID ENOS
ERNESTO ENRIQUEZ JOSE J ENRIQUEZ JOSUE JESUS ENRIQUEZ MARK ANTHONY ENRIQUEZ RICKY ENRIQUEZ SOFIA ENRIQUEZ TRISTAN L ENSMINGER JOSHUA TRENT EPLEY BRADY C EPPERSON JUSTIN LEE EPPERSON SCOTT A EPPERSON ASHLEIGH C ERB ALYSSA ERBAUGH
JAMES ERBAUGH IV JASON PETER EREMITA ALICE K ERICKSON BRYAN S ERICKSON LARRY EUGENE ERICKSON LUKAS ERICKSON RICH T ERICKSON SHAWN A ERICKSON STEPHANIE ERICKSON TARAH L ERICKSON JIM A ERIXON AMY ERMER KEVIN NEAL ERNEST TYLER ERNSBERGER
CHARLES D ERNST PARKER THOMAS ERNST JENNIFER NICOLE ERNSTES JUSTIN RYAN EROH NORMAN ERSKINE KEITH E ERTMAN SAI SINDHU ERUVURI ALEXANDER AMBROZ ERVIN CHADD JAMES ERVIN CHRISTOPHER ERVIN DEREK DEONSLOW ERVIN JUSTIN D ERVIN SAM ERVIN
CALEB ANTHONY ERWIN DAVID W ERWIN KEVIN A ERWIN LAURA L ERWIN TONY ERWIN DAVID ERZ ALFREDO ESAA PONSELVAN ESAKKI ARTURO WILLIAM ESCALANTE CEDRIC ESCALANTE EDGAR H ESCALANTE EFRAIN ESCALANTE GABRIEL ROY ESCALANTE ELSA BEATRIZ RAMIREZ ESCALANTE
JUAN PABLO ESCALANTE INZUNZA GERARDO ESCALANTE LOPEZ MARCOS ANTONIO ESCALERA RAMON L ESCALONA FRANCISCO JAVIER ESCAMILLA RODRIGUEZ JOSIMAR ESCAMILLA SOTELO JUAN CARLOS ESCAREÑO ROMERO JOSE ALBERTO ESCARRA CARLOS MACEDONIO DURAN ESCARTIN
STEVE J ESCOBAR WENDY MARISOL ESCOBAR NELSON ESCOBAR AGUILAR MARISOL ESCOBAR BARRADAS OSCAR GERARDO ESCOBAR CAMACHO CLAUDIO ANDRES ESCOBAR PIZARRO ADALVERTO ESCOBEDO DILLAN JAMES ESCOBEDO EFRAIN ESCOBEDO ILDEFONSO ESCOBEDO
MIGUEL ANGEL ESCOBEDO ROBERT ESCOBEDO JR DANIEL ESCOBEDO DIAZ JESUS ESCOBEDO DIAZ DUSTIN L ESCOTT JODI LYNN ESCUE BRANDON L ESHOM DONNIE R ESKRIDGE MAUREEN B ESMONT ALEXANDER ESPARZA CARLOS ESTEBAN ESPARZA JUAN MANUEL ESPARZA
JESSICA GRISELDA ROCHA ESPARZA MANUEL ESCALANTE ESPARZA OTEO RENE ESPINAL GARCIA ALBERT ESPINO ANDREW JEROME ESPINOSA DANIEL ESPINOSA IGNACIO RODRIGUEZ ESPINOSA JOSEPH NICOLAS ESPINOSA HIRAM ISAI TORRES ESPINOSA ARTURO ESPINOZA DANIEL ESPINOZA
JAMIE ESPINOZA JR JOSE LUIS GARCIA ESPINOZA AQUILINO ESPINOZA CRUZ JOSE L ESPINOZA FINOL MAURICIO ESPINOZA GARCIA DAVID ESPINOZA VAZQUEZ JONEVEIVE ESPIRITU IAN L ESPLIN JENELLE OWENS ESPOSITO JOSE PABLO ESQUIVEL VIVIANA ESQUIVEL PEREZ DAN R ESSER
RAMEZ W A ESTAWRO EUCLIEZ ESTEBAN STEVEN M ESTEBAN MIGUEL ESTEBAN-MATEO JENNIFER ROSE ESTENSON ALTHEA ESTERHUYSE BILLIE ESTES BRIAN DALE ESTES GUNNAR WAYNE ESTES JOHN WILLIAM ESTES RONNIE D ESTES JASON ESTOCK RYAN R ESTOPINAL ALFREDO ESTRADA
CARLOS RAY ESTRADA DIANA ESTRADA EDGAR ESTRADA GILBERT A ESTRADA ISAIAH ESTRADA JUAN J ESTRADA LAUREN MARIE ESTRADA MAXIMILLIAN GEORGE ESTRADA RAYMOND ESTRADA RICHARD ESTRADA ROGELIO ESTRADA ROMAN SANCHEZ ESTRADA
CRISTHIAN ARTURO HERNANDEZ ESTRADA JOSE EDUARDO ROMERO ESTRADA MARIO ENRIQUE ESPARZA ESTRADA NANCY ESTRADA PEREZ SALMA FERNANDA ESTRADA SALAZAR EDWARD ANTHONY ESTRELLA ELIZABETH ESTRELLA GOPINATH ESWARAN VEERAMANI ESWARAN
VIJAY ESWARAN CODEY LEE ETCHEN COLIN SCOTT ETCHEN MARTIN NA ETEMADI JAMES G ETHEREDGE RICHARD LEE ETHERTON WILLIAM STEVEN ETHERTON SYDNEY ETHIER KENDELL J ETHINGTON JAMES DAVIS ETHRIDGE RUSTY RANDALL ETHRIDGE EHIMERE TOKONI GEORGE ETOMI
JEFFREY W ETRIS DONALD ETTINGER EDWARD ETTINGER JERROD ETTINGER TERRY RAY EUBANKS ADISON JAMES EURE ANTHONY BROCK EURE DEMPSEY CLAY EURE HUNTER EARL EURE JOSEPH LEE EURE JOSHUA ADAM EURE NATHAN T EURE RONALD LEE EURE TRAVIS C EURE
VICTOR ALFONSO EUSEBIO BAEZ DONALD EVANKOVICH ADAM THOMAS EVANS AMANDA EVANS ANDREW M EVANS ASA P EVANS AUSTIN D EVANS BENJAMIN J EVANS BLAKE PRESTON EVANS BRADLEY SCOTT EVANS BRENT EVANS CHARLES KEITH EVANS CHERYL K EVANS
CHRISTIAN RAINER EVANS CHRISTOPHER AVAN EVANS CHRISTOPHER T EVANS CODY S EVANS COLTON D EVANS CRISTINA D EVANS DERREK EDWARD EVANS DEVON PAUL EVANS EMILY J EVANS GEORGE CODY EVANS GLENDON DAYNE EVANS HYRUM DREW EVANS JAMES F EVANS
JARETT RUSSELL EVANS JASON GERALD EVANS JEREMY D EVANS JONATHAN LOGAN EVANS JUSTIN M EVANS KEITH E EVANS KENNEDY RUSSELL EVANS KRISTAN KEYONNA EVANS KYLE EVANS MARQUIS EVANS MICHAEL CHASE EVANS MICHAEL LEE EVANS MICHAEL REECE EVANS
MICHEAL CHASE EVANS MICHEAL J EVANS MICHEAL L EVANS MOLLIE M EVANS RANDIE JO EVANS RODNEY L EVANS SAMUEL EVANS SCOTT ALAN EVANS SETH RUSTY EVANS SPENCER ROBERT EVANS SUZANNE J EVANS TANYA EVANS THOMAS VAN EVANS TIFFANI LYNN EVANS
TRENT M EVANS VICTORIA LEE EVANS WILLIAM COLE EVANS WILLIAM SCOTT EVANS ZACHARY LANCE EVANS HANNAH MARIE EVELAND JUSTIN EVELEY ALLEN EVERETT JOSHUA EVERETT KENNETH AUSTIN EVERETT MICHAEL W EVERETT AUSTIN EVERGREEN PERCI FAYE EVERGREEN
JOY E EVERHARDT ELIZABETH SEWARD EVERHART CARL E EVERTS KEITH M EVERTS JUSTIN L EVES LEE EVETT BOB EVISTON ERIC EWALD JASON L EWART JOSHUA EXTENCE JACOB EYE RYAN AUSTIN EYE REES EYRE ZACHARY LEE EYSTER BRAYDEN THOMAS EZELL STEPHEN PAUL EZELL II
MADUKA S EZIEKE MICHAEL PAUL EZYK FAAOFIA N FAAGAI SHAWN P FABER STEVEN FABER TAWNYA D FABER ARIANNE FABIAN CHARLOTTE F FABIAN JASON FABRI CALEB FACER TRAVIS W FACER BRADLEY MATTHEW FACKLER CHARLOTTE CUMMINGS FACKLER RODNEY K FADDIS
RICHARD B FAERBER JUSTIN C FAGALY ALAN W FAGAN ANGELA SUE FAGAN KEENAN W FAGAN MATTHEW A FAGAN RANDALL ANDREW FAGAN SHAH FAHAD MOHAMMAD FAHEEM KEVIN PAUL FAHEY HAKAM A FAHOUM JASON PATRICK FAIELLA ANDREW G FAIN DALTON WAYNE FAIN
KODY THOMAS FAIN DAPHNIE A FAIR JEREMY W FAIR JOSEPH MICHAEL FAIR KEITH A FAIR KYLE J FAIR LILLIAN JANE FAIR CHRIS R FAIRBANKS TRAVIS S FAIRBANKS ADAM D FAIRCHILD JOHN O FAIRHURST IV KEVIN W FAIRLEY EFRAIN FAJARDO DAVID ADAM FAKOUREY REBECCA LYNN FALCO
ALAN FALCON DANIEL FALCONE CRAIG FALK KEVIN J FALK TREY W FALK JAMES FALLE MITCHELL K FALLON JACE ANTHONY FALLS STEPHEN L FALLS JONAS FAMPO KERRY A FANE CHAO LI FANG EMILY MICHAEL FANNIN THOMAS D FANNIN TIMOTHY RYAN FANNIN WHITLEY FANNIN
WILL TRAVIS FANNIN DALE G FANTA JOSE LUIS FARIAS JOSEPH P FARINA ALEXANDER WILLIAM FARINELLI TONY L FARIS II OSCAR OSWALDO FARJE DYLAN FARKAS MICHAEL FARKAS KARIM FARKHAD NAZARIY FARKHAD ROMAN FARKHAD DANIEL JOSHUA FARLEY JAMES FARLEY
JORDAN ALEXANDER FARLEY JOSHUA E FARLEY MICHAEL FARLEY MELISSA NUNEZ FARLIN TYLER JAMES FARLOW ABIGAIL RENEE FARMER AMY BETH FARMER BRANDON TROY FARMER DAVID M FARMER FREDERICK Q FARMER JACOB RYAN FARMER LAURA A FARMER MATTHEW EVAN FARMER
MILAN BRYCE FARMER NATHAN R FARNAM RYAN C FARNAM ALEXIS FARNSWORTH JACOB H FARNSWORTH JOSHUA J FARNSWORTH STEPHEN M FARO ROBERT FARRELL JOHN T FARRIOR JOHN C FARRIS JON-JACE K FARRIS KENNETH MELVIN FARRIS MARK BRACEWELL FARRIS
ETHAN FARROW IRA FARROW JR IRA D FARROW SR JERRI G FARROW LLOYD J FARROW BONNIE L FATER TABORAE D FATHEREE EMILIE FATORIC ALEXIS LEE FAUCETT GARY WAYNE FAULK HENRY LEE FAULK JR AUSTIN D FAULKNER DAVID E FAULKNER DAVID JEREMY FAULKNER
GARRETT CADE FAULKNER JOEY FAULKNER LAUREN M FAULKNER MONTANA RAY FAULKNER TOMMI FAULKNER WALTER FAULKNER JOHN MARK FAUST JOHN R FAUST JOSHUA MARK FAUST RYAN FAUST JUAN CARLOS FAUSTO BRITO MARCELO L FAUSTORILLA JR ELIZABETH FAVELA
NATHANIEL D FAVELLO MICHAEL RYAN FAVERIO GREGORY FAVORS JOSEPH EDWARD FAVRE EVAN FAWZI BRADLEY E FAY BRIAN FAY MARK FAY SHAUN FAYANT DERIC M FAYLOR MICHAEL J FAYLOR MAHMOUD FAYTAROUNI ALLANNA FAZZARI SPENCER FEAGAN BRANDON J FEAGIN
NICHOLAS WILLIAM FEAGIN RONALD D FEAGIN JR WAYNE ERIC FEAGIN COLBY FEASBY KEEGAN SHAE FEAST MARK STEVEN FEATHERSTON MARTA FEDAK ANTHONY FEDGA JR JACOB MICHAEL FEDIE MARC E FEDKENHAUER RYAN D FEDKENHAUER CRYSTAL E FEDOCK LAUREN MARIE FEDYSHYN
JOHN T FEEBECK JOSHUA EDWARD LICHTER FEEKES ZACHARY S FEELER CARLTON JAMES FEEMSTER JUSTIN ARTHUR FEESER CLEVELAND F FEGGINS CORRIE FEHR MATTHEW JOHN FEHR ANTHONY J FEHRING JR ANTHONY R FEHRINGER ANDREW J FEIKLS CORY L FEINBERG SEAN L FEINBERG
RICHARD L FEISTEL JOEY FELDER PHILLIP ANTHONY FELDMAN AARON JACOB FELGER DAVID ERIC FELGER JOSHUA M FELGER THOMAS B FELICIANO III JUNEYRIS FELICIANO-CHAPARRO JOSE NA FELIPE MARIANO A FELIX NATHAN D FELIX CHRISTOPHER FELLENZ KYLE FELLENZ
TRAVIS FELLENZ BRANDON CHARLES FELLER KATHY M FELLER WILLIAM J FELLINI STEVE FELTER JONATHON BLAKE FELTMAN CARROLL LESLIE FELTON JARRED ROBERT-ALLEN FENBY RONALD CAMERON FENDER WILLIAM T FENDER ANDREW B FENHOFF DAVID M FENNELL
JOSHUA MICHAEL FENNELL RICKEY NONE FENNELL JAMES FENNESY TAYLOR A FENNEWALD BROCK FENSKE MATTHEW J FEOCCO JAMES FEREBEE SONYA L FEREIRA TAYLOR FERGUS ANDREW JAMES FERGUSON ANTONIO JARRELL FERGUSON AUSTIN ANDREW FERGUSON BRAD FERGUSON
BROCK W FERGUSON CHARLES MATTHEW FERGUSON DANGELO MARTECE FERGUSON EVAN PHILLIP FERGUSON JAZEN RICHARD FERGUSON JEREMY R FERGUSON JESSE R FERGUSON JESSICA FERGUSON JOHNATHAN DWAYNE FERGUSON JOSHUA J FERGUSON JUSTIN COLE FERGUSON
KENNETH E FERGUSON KIMBERLY DAWN FERGUSON MARCUS D FERGUSON SARA L FERGUSON SHERECE FERGUSON TAMATEA MICHAEL FERGUSON TIMOTHY A FERGUSON TYLER MCKAY FERGUSON ABDENNOUR FERHAT CORY FERLAND TYLER JOHN FERLICK VINCENT R FERLISI
LUCINDO FERNANDES IVAN FERNANDES MOREIRA DAVE FERNANDEZ DAVID FERNANDEZ ESTEVAN LIRA FERNANDEZ FERNANDO FERNANDEZ FRANCISCO F FERNANDEZ GRETEL FERNANDEZ JAIME EDUARDO FERNANDEZ JEAN CHARLES FERNANDEZ JORGE FERNANDEZ
KENNY ALEXAY FERNANDEZ MANUEL FERNANDEZ RONNY J FERNANDEZ RUDY M FERNANDEZ MARIA GORETTY VILLANUEVA FERNANDEZ EZEQUIEL FERNANDEZ MANERO YUSUAN FERNANDEZ PEREZ KASEY JAY FERNAU PENNY A FERNET DEKOTA WILLIAM DONALD FERNHOLZ
ANTHONY F FERRARA MATTEO FERRARI SALVATORE FERRARI DAVID M FERRARO GIORDANO FERRARO KELLIE MARIE FERREIRA KELLY R FERREIRA SERGIO FERREIRA MAURO ELIAS FERREIRA DO NASCIMENTO DYLAN BLAKE FERRELL KEVIN W FERRELL ROBERT F FERRELL
MIGUEL ANGEL FERRETTI TIMOTHY J FERRIER ALEX FERRIS JENNIFER E FERRIS KRAG DANIEL FERRIS DEVON FESS ELIZABETH FESTERLING JONATHAN MARK FEWELL RICHARD FEWER LINETTE MARIE FIBIGER JONATHAN M FICKLIN KASEY MELTON FICKLING TESFU FIDEL TRAVIS LEE FIECHTER
TREVOR FIEDELLECK ALEX FIELD CHERYL KAY FIELD DEANNA L FIELD JENNIFER FIELD JOHN E FIELD NATHAN T FIELD STEVE FIELD CHADD FIELDER MICHAEL DEWAYNE FIELDER ALACYIA T FIELDS BRANDON WAYNE FIELDS BRIAN K FIELDS BRIAN S FIELDS CODY GENE FIELDS
DONALD J FIELDS II GERRI L FIELDS JEFFERY C FIELDS MICHAEL R FIELDS MITCHELL ANDREW FIELDS ONEISHA MONET FIELDS ROBYN MICHELLE FIELDS STANLEY ALAN FIELDS JR HENRY S FIERROS MARTY DALE FIFE JR AARON J FIFER EMIE FISHER FIFIELD DAKOTAH ALAN FIGENBAUM
MARK A FIGGINS RILEY NICHOLE FIGGINS LUIS A FIGUERAS ALEXIS FIGUEROA FERNANDO FIGUEROA JONATAN FIGUEROA MICHAEL A FIGUEROA RICHARD ANGEL FIGUEROA VICTORIA B FIGUEROA HECTOR DAREL FIGUEROA FLORES GIDGET FIKE JENNIFER M FIKE G BEN FIKES
TREVOR M FIKSTAD JAY FILER ROBERTO FILICE YAKOV V FILIPETS JULIE A FILIPI ANTHONY MARTIN FILIPIAK KEVIN R FILIPOWICZ ORLANDO M FILIPPINI STEPHEN FILKINS NEIL FILLBACH RYAN FILLMORE DANIEL FILOCHA CODY ALLEN FILYAW MYLES KENNETH FILYAW FRANK P FINAZZO
CHASE ALEXANDER FINCH JACOB FINCH MICHAEL A FINCH RONNIE EDWARD FINCH JAMES TYLER FINCHER JOSHUA STEVEN FINDER LORRAINE FINDLAY DAVID K FINDLEY JAMES D FINDLEY CHRISTY L FINFROCK ISAAC P FINGERLE KAYLIE R FINGERLE CLAIRE ELIZABETH FINGERLIN
AUSTIN BLADE FINK HAZEN JAMES FINK JAMES C FINK JR JUSTIN FINK REGINA A FINK RICHARD VERNON FINK THOMAS MITCHELL FINK CHAD WILLIAM FINKHAUS FRANKLIN D FINKRAL JEFFREY J FINKRAL SHANE P FINKRAL TREY T FINKRAL BILLY LANE FINLEY BOBBY W FINLEY
SAMUEL C FINLEY ORRIN E FINNEFROCK BRIAN J FINNEGAN GARRET HAYES FINNEN ROLLY GARCIA FINO SAHYDI GARCIA FINO SUSAN L FINOCHIARO JOHN H FIPP EZECHIEL MICHAEL FIRESTINE ZACHARIAH J FIRESTINE MATTHEW A FIRST DUSTIN ALAN FIRTH LEE ANTHONY FIRTH
LISA FIRTH RYAN JEFFREY FIRTH CRAIG A FISCHER DAVID A FISCHER HOWARD M FISCHER III JAMES FISCHER JOHN FISCHER MADISON ANNE FISCHER AMY J FISHER CHARLES PAUL FISHER CODY FISHER DAVID FISHER DONALD D FISHER IV DUSTIN P FISHER DYLAN CODY FISHER
FRANK M FISHER JR JASON B FISHER JEREMY EUGENE JASON FISHER JOHN A FISHER KIMBERLY FAITH FISHER LARRY GENE FISHER PAUL O FISHER RICKY J FISHER RONALD JAMES FISHER SAMANTHA FISHER SETH CLARK FISHER SETH OWEN FISHER SONYA FISHER STACEY L FISHER
TRAVIS G FISHER WINSTON FISHER XAVIER FISHER B SAMUEL FISHLEDER DIJUAN D FISHLEY MAYTEYEFEN YIYE FISIY ADAM LANCE FISK EDWARD J FISK KALEB FITCH COLE FITOSKI DONALD N FITTRO STEVEN F FITTRO ANDREW MASON FITZGERALD GARRET R FITZGERALD
IAN JAMES FITZGERALD JEREMY OBRIAN FITZGERALD JOHN JAMES FITZGERALD III MARCUS CALVIN FITZGERALD ROBERT L FITZGERALD SEAN MARK FITZGERALD TIMOTHY OWEN FITZGERALD COREY R FITZPATRICK SCOTT FITZPATRICK CHRISTOPHER R FIX EDWIN TYRONE FLAGG JR
MARTIN JOSPEH FLAKE GRANT LOUIS FLAKNE SPENCER MICHAEL FLAMM COLE WEN FLANAGAN JARROD LAWRENCE FLANAGAN JORDAN COLBY FLANAGAN MITCHELL L FLANAGAN ERIC H FLANDERS JOHN R FLANIGAN DEREK L FLATNESS JAMES C FLECK ANDREW WILLIAM FLEEMAN
NICKOLAS WAYNE FLEEMAN DEVIN WILLIAM FLEENOR ANDREW FLEET JEFFREY D FLEGEL AMY FLEISCHHACKER-DIENBERG JONATHAN LEWIS FLEISCHMAN BRANDON PAUL FLEMING BRIAN HALLMAN FLEMING BRYAN S FLEMING CHRISTOPHER A FLEMING DANIEL EDWARD FLEMING JR
DERRIC S FLEMING EVAN ANTHONY FLEMING JEFFREY DENNIS FLEMING JUSTIN FLEMING NATHAN T FLEMING NICKLAUS TY FLEMING NIKETA B FLEMING NIKETA BERNARD FLEMING PATRICK G FLEMING SEAMUS FLEMING STEPHEN FLEMING JR DARNELL LARAY FLEMMING JAMEL FLEMMING
JERMAINE S FLEMMING MATTHEW FLEMON MICHAEL STEPHEN FLEMON DEREK J FLESNER JEREMIAH R FLESNER DEREK T FLETCHALL ANDREW B FLETCHER ANDREW HOWARD FLETCHER ANDREW MICHAEL FLETCHER BECCA EVE FLETCHER BRANDON W FLETCHER CULLEN E FLETCHER
GREGORY L FLETCHER JULIAN MARQUIS FLETCHER KELLIE FLETCHER MARCUS DEANDRE MARTEZ FLETCHER MELISSE DANIELLE FLETCHER TAZE B FLETCHER THOMAS MAXWELL FLETCHER II OSTANT FLEURANT BRIAN CHARLES FLICK CHRISTIAN SHEMAR FLINN STEVEN C FLINN
BRIAN J FLINT BRODY EVERETT FLINT CAMERON THOMPSON FLIPPO THOMAS GRANT FLIPPO STEPHEN LEE FLOCK LEE W FLODDER AMIE S FLOOD BYRON MICHAEL FLOOD CODY THOMAS FLOOD DUSTIN LEVI FLOOD HOLDEN S FLORENCE ADAN FLORES ALBERT CHARLES FLORES
ALEJANDRO FLORES ALFREDO JESUS FLORES ANALITH FLORES ANNA MARIA FLORES BENJAMIN JR FLORES JR CARLOS I FLORES CHRISTOPHER DUANE FLORES CRISTIAN ANTONIO FLORES DIANA N FLORES EDDY FLORES EMERITO VALENCIA FLORES FLAVIO FLORES JOSE AGUSTIN FLORES
JOSUE FLORES JUAN FLORES MANUEL FLORES MATEO MARTIN FLORES OLGA LIDIA FLORES OSCAR NA FLORES RICHARD FLORES TONY FERNANDO FLORES TRISTAN A FLORES JUAN FELIPE DE JESUS MONTELONGO FLORES CARLOS ADRIAN FLORES ACEVES JORGE ANTONIO FLORES ALARCON
DIEGO SALVADOR FLORES CASTILLO GUILLERMO FLORES FIGUEROA J FLORES GONZALEZ JR LUIS G FLORES MARTINEZ FREDDY JOSE FLORES ORTEGA ABDEL FLORES RODRIGUEZ SR FABIOLA FLORES RODRIGUEZ HECTOR HIRAM FLORES TORRES LUIS FERNANDO FLORES TORRES JULES G FLORIN
MICHAEL PETER FLORIN KEVIN DEWAYNE FLORY DALE W FLOWERS DANIEL D FLOWERS DAVID S FLOWERS DERRICK KENKAY FLOWERS HAROLD C FLOWERS JIMMY C FLOWERS JR MALLORY NICOLE FLOWERS MARGARET REGINA FLOWERS PAUL T FLOWERS III TOBY J FLOWERS
WILLIAM JOSEPH FLOWERS JR CARL FLOYD EVAN CHARLES FLOYD JAMES AARON FLOYD JASON FLOYD JASON COLLIN FLOYD JOHN A FLOYD JOHN ETHAN FLOYD NOAH GAGE FLOYD OLIVIA DANIELLE FLOYD ROBERT EARLE FLOYD TIMOTHY FLOYD VICTOR S FLOYD
TYSON MACKENZIE FLOYD-BEYERS RUSSELL ANDREW FLUECH MADISON FLUGGA DAKOTA WAYNE FLYNN DEREK LALONDE FLYNN DEVIN ALLEN FLYNN JAMES L FLYNN JAMIE LYNN FLYNN JOHNATHAN JASON PAUL FLYNN KEVIN RAY FLYNN RORIQUZ DONTRAY FLYNN TIMOTHY L FLYNN
REECE H FLYNT JR SONYA ANN FLYNT STIRLING CHRISTINE FLYNT AMERICUS V FLYTHE IV DANIEL FLYTHE RUSSELL THOMAS FLYTHE TRAVIS FOARD JEANNE M FOGARTY AARON ANTHONY FOGLE JEFFERY T FOGLE KEVIN REESE FOGLE BRIAN M FOLEY LEO FOLEY PETER F FOLEY
PAUL F FOLKERS TERYIAN COLLE FOLKES MITCHELL FOLLETT GEORGE E FOLLIN GRAHAM WALKER FOLLIN DANIEL FOLLIS STEPHEN C FOLLIS PATRICK B FOLLMER JR GABRIELLE ELISE FOLMAR WILLIAM DEAN FOLMAR MICHAEL EUGENE FOLSOM CHARLES R FOLTZ JR
DEMICHAEL ESTELVON FOMBY ANDREW FONDA JAYCE AARON FONDREN IVAN P FONG JOSHUA RUSSELL FONGER ELVIRA P FONSECA MALIYAH MARIE FONSECA CHRISTOPHER OSVALDO FONSECA FONSECA AXEL FONTAINE SKYLER FONTAINE VINCENT J FONTANA GERSHWIN FONTENARD
KATHERINE WILLIS FONTENOT TODD BRADLEY FONTENOT JOHN C FOOTE CALEB TYLOR FORBES CHAD JOSEPH FORBES DUSTIN WADE FORBES JUSTIN BRADLEY FORBES KYLE FORBES THOMAS DAVID FORBESS JOHN DAVID FORBIS ANDREW L FORD AUSTIN MICHEAL FORD BENJAMIN L FORD
BRADLEY FORD BRANTLEY M FORD CHRISTIAN L FORD DANIEL W FORD DARREN W FORD DAVID ALBERT FORD DEVIN MICHAEL FORD JEFFREY L FORD JOSHUA DAVID FORD KIRA ASHLEY FORD KRISTOPHER D FORD KYLE W FORD LARRY D FORD LEWIS D FORD MACINTYRE ALBERT FORD
RACHEL FORD RONETTA FORD WILLIAM D FORD CRAIG DEAN FORDYCE ZACKARY K FOREE CHRISTOPHER EARL FOREHAND BRIAN E FOREMAN JESSE D FOREMAN JOHN BROWER FOREMAN JR MATTHEW THOMAS FOREMAN SARAH ELIZABETH FORER JUSTIN W FORESTER JOSHUA S FORMECK
CHRISTOPHER WAYNE FORNASH GAYLE L FORNSHELL HAMID FOROUGHI MARK ALLEN FORRER JOHN D FORREST PETER FORREST ADAM T FORSELL DEANNE M FORSELL JAMES A FORSELL SYDNEE OLIVIA FORSGREN SARAH FORSTER GREGORY FORSYTH STEVEN B FORSYTH
JESSIE M FORSYTHE STEPHEN B FORSYTHE RONNIE FORTE ZERONN FORTE BRIAN KEITH FORTENBERRY CALEB RYAN FORTENBERRY HEATHER J FORTENBERRY MELISSA BOUNDS FORTENBERRY WESTON SIMS FORTENBERRY JAMY FORTIN MICHAEL J FORTIN BENNIE HAROLD FORTNER
BUFFY L FORTNER KRISTY LEIGH FORTNER CODY RAY FORTNEY CAMERON EUGENE FORTSON EVAN MICHAEL FORTSON ROBERT E FORTSON BENJAMIN FORZANI TYLER JAMES FOSBURG BRANDI N FOSS DAWN FOSSE COOK ERIC D FOSSUM ASHLEY NICOLE FOSTER CHERYL L FOSTER
CONNER JOZEF FOSTER DONAVON FOSTER EDWARD C FOSTER FRANK W FOSTER JEREMY J FOSTER JOEY FOSTER JOHN FOSTER JOHN CHARLES FOSTER JOSEPH M FOSTER JOSHUA M FOSTER KYLE WILLIS FOSTER MATTHEW FOSTER MATTHEW W FOSTER MAXWELL DANE FOSTER
NORMAN ROBERT FOSTER PHILLIP MARTEL FOSTER SCOTT BLAINE FOSTER STANLEY R FOSTER STEVEN MICHAEL FOSTER THOMAS WAYNE FOSTER TRAVIS RODREGHUS FOSTER ANTONIO FOULKS JEFF FOUNTAIN FELIX FOURNIER ALEAH BETH FOUSHEE CHARLES JOSHUA FOUSHEE
ANNIE LAURIE FOUST JACOB RANDALL FOUTCH REID DAVID FOUTY JUSTIN FOWKES ADAM FOWLER CALEB K FOWLER DEAN FOWLER JAMES H FOWLER JOHN E FOWLER JOSHUA ALLI FOWLER JUSTIN DALE FOWLER ROBERT FORREST FOWLER TARALYN NEAL FOWLER TIMOTHY LOGAN FOWLER
TOMMY LEE FOWLER KEITH ALLEN FOWLKES RON FARRELL FOWLKES JR ADAM LOGAN FOX ASHLYN ROSE FOX BOBBIE J FOX CHRISTIAN DALE FOX DILLAN FOX GEOFF FOX JASON C FOX JOEL CLAYTON FOX KELLY JUNIOR FOX KEN FOX LUKE LESLIE FOX MATTHEW L FOX MICHAEL D FOX
NATHAN FOX RONALD E FOX ROY LEE FOX III RYAN H FOX SAMUEL FOX SARAH ELIZABETH FOX TEIHA MARIE FOX TIMOTHY A FOX MARIA ESTEFANIA TORRES FOX MARIA PIA TORRES FOX TRAVIS D FOXWORTH JOSHUA M FOXWORTHY MARK F FRACKOWIAK TRAVIS FRADD
TYLER WAYNE FRAILEY ANTHONY J FRALEY TAMMY E FRALEY BRAYDEN K FRALICK JAMES MATTHEW FRAME DIANE FRAMPTON WESLEY F FRAMPTON ROBERT E FRANCE BRETT DEREK FRANCIS EDWARD CHRISTOPHER FRANCIS JIMMY D FRANCIS KARIM W FRANCIS STEVEN MARK FRANCIS
TRACE FRANCIS GREGORY RAY FRANCISCO JOSEPH CABELL FRANCISCO JUAN FRANCISCO MATEO ALEX FRANCO IVAN ALEXANDRO FRANCO JOSEPH FRANCO IRVING JAIR FRANCO RUVALCABA DANIEL FRANCOEUR GILLES FRANCOEUR MAGDASA JOSEPH FRANCOIS MATTHEW FRANCOIS
WILLIAM FRANDSEN SHANE FRANEY ANDREW J FRANK ANDREW T FRANKE CODY C FRANKENBERG ROBERT R FRANKENBERG BRADLEY C FRANKLIN CRYSTAL D FRANKLIN HARLAND R FRANKLIN JAMES MATTHEW FRANKLIN JASON FRANKLIN JUSTIN L FRANKLIN KELLEY W FRANKLIN
KEVIN C FRANKLIN KIMBERLY D FRANKLIN KYRON J FRANKLIN MARK E FRANKLIN MICHAEL BARRY FRANKLIN TRAVENSKI FRANKLIN WILLIAM MICHAEL FRANKLIN AARON TERRY FRANKS DUSTIN J FRANKS GISELLE FRANKS JESSICA JANE FRANKS KENNETH D FRANKS KENNETH R FRANKS
THOMAS R FRANKS GEORGE E FRANTZ II JENNIFER FRANZ KEVIN MICHAEL FRANZ JOSEPH MICHAEL FRANZA RICHARD FRAPPIER CHRISTINE FRASER COURTLAND ADOLPH FRASER NATHAN FRASER HUNTER LYLE FRASIER JACOB L FRASIER JOHN A FRASIER LANDON LYLE FRASIER
MCKENZIE LYLE FRASIER ELIZABETH H FRASURE BRIDGETT MICHELLE FRATUS RICHARD WAYNE FRAUENBERGER III DALTON M FRAUGHTON ANDY FRAUSTO KANDI LYN FRAZE CARLY RENEE FRAZIER CODY JAMES FRAZIER JEREMY C FRAZIER JOE FRAZIER MICHAEL D FRAZIER
RUSSELL K FRAZIER TYLER C FRAZIER ROGER G FRAZZINI HAROLD FRECH CODY FRECHETTE ANDREW GERALD FREDERICK JAMES LEE FREDERICK JUSTIN WAYNE FREDERICK KAYODE-KAFELE EVERTON FREDERICK PAYTON JAMES FREDERICK JOSEPH E FREDRICKSON LOGAN H FREDRICKSON
WENDY J FREDRICKSON KEVIN R FREEHILL CHAD E FREELAND ELLIOTT S FREELS ALEXANDER FREEMAN BOBBY-JOE FREEMAN BYRON FREEMAN CAROLINE FREEMAN CHASE NATHANIEL FREEMAN CLINTON W FREEMAN DAMIAN T FREEMAN DANIEL FREEMAN DUSTIN FREEMAN
FITZGERALD MOSLEY FREEMAN GARRETT B FREEMAN JACOB FREEMAN JAYMES ELIZABETH FREEMAN JEFFREY A FREEMAN JEFFREY JOHN FREEMAN JOSHUA L FREEMAN JUSTIN J FREEMAN KALE JOSEPH FREEMAN LOGAN BRADLEY FREEMAN MARK FREEMAN JR MARK J FREEMAN
MATTHEW L FREEMAN NATHANIEL LEE FREEMAN PAIGE E FREEMAN ROBERT C FREEMAN RODNEY FREEMAN RONALD FREEMAN TANERIA DENISE FREEMAN TYRONE LAMONT FREEMAN WILLIAM D FREEMAN JR JACQUQUANDALA FREENEY ELAINE FREER CAITLIN CHEYENNE FREESE
GEORGE RAY FREET COLBY R FREEZE RYAN TRAVIS FREHNER JAMES E FREIBERG JASON FREIDENBERGER LUCAS ALAN FREIDENBERGER HUNTER RYAN FREIL JULIE M FREILING MATTHEW FREILINGER JASON FREIMUTH NICHOLAS R FREISE WILLIAM ALLEN FREITAG AARON S FRENCH
ANTHONY WAYNE FRENCH BRAD NELSON FRENCH CLAY ROBERT FRENCH JAMES A FRENCH JEREMY B FRENCH JONATHAN FRENCH KIERA A FRENCH MELANIE DENISE FRENCH MICHAEL MARTIN FRENCH PATRICK A FRENCH TIMOTHY JOHN FRENCH TROY D FRENCH TYLER D FRENCH
CHRISTINA MARIE FRESH DAVID KENNETH FREUDENBURG ETHAN FREUND MASON J FREW BRANDON FREY JESSIE FRIAR SKY DANIEL FRIAR KYLE FRICK STEVEN M FRICK KYLE AUSTIN FRICKE RACHEL ANNA FRIEDHOLM DANIEL JAMES FRIEDRICH DAVID JOSEPH FRIEDRICH
STEPHEN M FRIEDRICH TROY J FRIEDRICHSEN AARON G FRIEND THOMAS RAY-DANIEL FRIER CINDY RENELL FRIERSON DYLAN J FRIESZ PHILIP FRIMPONG PAUL FRINGS EUSTIN L FRISCH KEITH D FRISCH KEYTON ALEXANDER FRISCH MELVIN J FRISCH ALEXIS LYNN FRITCH
LEVI MICHAEL FRITCH MICHAEL L FRITCH AMANDA K FRITZ KYLE FRITZ MICHAEL FRITZ NICK FRITZ MONTE L FRITZEN SETH M FROEDGE JAMES RICHARD FROEHLICH MARIA FROEHLICH MAXWELL J FROEHLICH ADAM M FROMHERZ MARY-ELLEN FRONGILLO COLTON JOHN FRONK
MICHAEL K FRONK WILLIAM B FRONK JOE FRONZAGLIO BRYTON MARSHALL FROST CARLSHA TRAMAINE FROST CHRISTY MICHELLE FROST SCOTT L FROST AUDREY ALLEN FRUMP BENJAMIN D FRY GERALD S FRY JASON P FRY JON FRY RYAN FRY SHAUN D FRY MORGAN CLAY FRYAR
BRIAN C FRYE FREDRICO FRYE II HOLLIE A FRYE JAMES RUSSELL FRYE BETH ANN FRYLING KENNETH FRYMAN JONAH MILLER FRYMIRE MATTHEW THOMAS FRYMIRE JIE FU TUI P FUALAAU DAVID A FUCHS WAYNE FUDGE EVAN COLE FUELLHART GUSTAVO FUENTES ISAIAH MICHAEL FUENTES
JUAN JOSE FUENTES KEVIN JESUS FUENTES CORONA GABRIEL FUENTES RODRIGUEZ JUAN A FUENTES SALGADO KEVIN EMMANUEL FUENTES-BONILLA ALBERT L FUGATE COREY JENNINGS FUGATE ETHAN NICHOLAS FUGATE JORDAN M FUGATE MICHAEL L FUGATE ADAM DALE FUHRER
SHUNTARO FUJISHIMA DALTON GRANT FULBRIGHT ERIC A FULBRIGHT COLBY GAVIN FULCHER WADE J FULKERSIN JOHN DYLAN FULKS LOUIE J FULLEN BLAKE A FULLER COBY G FULLER COURTNEY SHAYNE FULLER HEATH ISRAEL FULLER JOSHUA T FULLER KELLI LEANN FULLER
MICHAEL FULLER MICHAEL CODY FULLER MICHELLE LEE FULLER PATRICK JAMES IACUONE FULLER PAUL MICHAEL FULLER TERI MCDOUGAL FULLER KAYLOR LENEE FULLERTON SCOTT H FULLERTON WILLIAM PATRICK FULLERTON KURT W FULLMER GARY LAMONT FULMORE
WILLIAM BRAILEY FULMORE ADAM C FULNER EDWARD LEE FULTON ERVIN L FULTON ERVIN LESTER FULTON JR JEFFREY JAMES FULTON JERRY W FULTON JR JOHN M FULTON SAM FULTON WILLIAM COLTON FULTON CANDICE NICOLE FULTZ CLIFTON SHANE FULTZ CORY S FULTZ
MONTE LANCE FULTZ SARALOU ZAE FULTZ ALOHA MISIOKA FULU CHRISTINA ANN FUNDERBURK JOHNNY FUNDERBURK JR NATHAN ANDREW FUNDERBURK AMANDA FUNK DANIEL J FUNK JACOB FUNK JOY DOLORES FUNK LISA J FUNK MASON E FUNK MEGAN FUNK STEPHEN R FUNK
DONALD J FUQUA EDD FUQUA JR JESSIE A FUQUA LOGAN MICHAEL FUQUA SAMUEL BENNETT FUQUA STANLEY GLENN FUQUA JR THOMAS Z FUQUA TYLER LEE FUQUA BRADLEY FURBER RICARDO AUGUSTO FURCH ROBERT G FUREY JENNIE FURGAL TRAVIS J FURGERSON VITO ROLAND FURLANO
MARIO ARTURO FURLONG VALADEZ AMANDA-EMILY E FURMAN ANDREW W FURMAN GARY A FURNISH JONATHON R FURNISH RAYMOND E FURNISH GARY D FURR JACK D FURR JR JEFFREY P FURR ANTHONY J FURTADO MICHAEL J FURTADO CHRISTOPHER C FUSELIER ANGEL DANIEL FUSIL LUGO
BENJAMIN KYLE FUSON JONATHAN FUSON HUNTER MICHAEL FUTCHKO STEVEN M FUTRELL DAVID FYFE CHRISTOPHER LANCE GABBARD MICHAEL W GABBARD RHONDA M GABBARD SAMANTHA M GABBARD RICKY L GABLE MATTHEW RILEY GABORIK JOSHUA L GABRIEL PEGGY GABRIEL
WALAA GADAIN LYTONIOA LYRIENTA GADDIS MATTHEW EZZRIAH GADDIS MICHAEL L GADDIS JULIAN SCOTT GADDY LUTHER S GADDY JAMES MICHAEL GADEBERG AARON D GADEKEN PAVANKUMAR GADICHERLA JEREMY ALLEN GADOW HEYWARD ADARELL GADSDEN
JEREMY JERMAINE GADSON CHARITY GADWA NEIL A GAEDE HECTOR OMAR GAETA RAYGOZA JAVIER GAETA ZUNIGA CORY A GAFF NICHOLAS GAFF AMY E GAFFNEY DONNA MARIE GAGE JUSTIN PATRICK GAGE OWEN PHILLIP GAGE TIMOTHY DALE GAGE MICHAEL GAGLIANO ALAIN GAGNE
BRETT E GAGNON MATTHEW GAGNON RYLAND PETER GAGNON SYLVA GAGNON OMAR GAGUI BALJIT GAHUNIA CHRISTOPHER M GAIGE HAILEY GAINER ADAM J GAINES COBY WADE GAINES DARRICK L GAINES DIONTRESS K GAINES JERALD E GAINES JR CARLTON CRAVIN GAINEY
DAVID MICHAEL GAINEY JR JOSHUA GAINEY KENNETH NEBRASKA GAINEY RICHARD S GAINEY RUSSELL L GAINEY SCOTT E GAINEY TOBY L GAINEY WILLIAM R GAINEY JR ZACHARY GAINEY CARYL L GAISER WILLIAM GAITHER ZACHARY LAWSON GAITHER ADAM GAKOU MALICK GAKOU
AMIR YHOSHUA GAL ALFON GALANG RYONEIL GALANG ALEXANDER MARX GALARZA CARLOS CECILIO GALARZA DAVID JOSEPH GALASSO DAVID M GALBRAITH ROSS W GALBREATH JAMMIE LEN GALE JOHN MELTON GALE III JOSE LUIS GALICIA CABRERA CARLOS A GALINDO JR
ISSAC GILBERT GALINDO ADAM GALL BRADLEY GALL RONALD S GALL GAYE A GALLAGHER LOGAN ROBERT GALLAGHER SAMANTHA MAE GALLAGHER TONY L GALLAGHER ZOEY PAITYN JUSTINE GALLAGHER CAMERON GALLANT JEREMY GALLANT SHAWN GALLANT ALAN D GALLEGO
CHRISTOPHER JOHN GALLEGOS ERIKA CASTILLO GALLEGOS JACOB AARON GALLEGOS JOSHUA DONANCIANO GALLEGOS KRIS GALLIBOIS ANTHONY ARTHUR GALLO ERIC E GALLO MICHAEL D GALLO STEPHANIE GALLO ANTWAIN GALLOWAY BENJAMIN JOSEPH GALLOWAY
CLIFFORD LEON GALLOWAY JR JARRETT GALLOWAY JENNIFER MCELVEEN GALLOWAY JUSTIN WILLIAM GALLOWAY MATTHEW L GALLOWAY RONALD K GALLOWAY KEITH R GALLUP PHILLIP CHRISTIAN GALLUPS CHARLES PATRICK GALLUSSER ALESSA GALVAN ALEX GALVAN GILBERTO GALVAN
GILBERTO DONTE GALVAN HUMBERTO GALVAN JOSE GALVAN MICHAEL A GALVAN JUAN CARLOS GALVAN CRISTOBAL RICARDO GALVAN SALAZAR CECILIA GALVEZ GERARDO A GALVEZ JORGE E GALVEZ JAMES PHILLIP GAMAGE MATTHEW ERIC GAMBAL ALFRED J GAMBILL II
AMBER SHAE GAMBLE DAVID AUSTIN GAMBLE JAMES L GAMBLE JUSTIN LEE GAMBLE LAWRENCE FOXX GAMBLE LEVI JACOB GAMBLE MICHAEL GAMBLE SAMUEL R GAMBLE THOMAS RICHARD GAMBLE ZACHARY T GAMBLE ANTHONY F GAMBONI CALEB L GAMBRIEL
ESTEFANIA CASTILLO GAMEZ HOSSAMELDIN GAMIL SCOTT WILLIAM GAMMELL JEFFREY CHARLES GAMMON MATTHEW IAN GAMPFER VICTOR M GANDARA ALFONSO GANDOLFO ALFONSO J GANDOLFO SALVATORE GANDOLFO BEVERLY I GANDY DAVID B GANDY FRANKIE KEVIN GANDY
TIMMIE L GANDY KALAISELVI G GANESAMOORTHI D PARTHIPAN GANESAN UDHAYAKUMAR GANESAN NIVENDIRAN GANESH N JOHNNY EDWARD GANGLOFF CHRISTOPHER LEE GANN JEREMIAH SAMUEL GANN JOHN EDWIN GANN JOSEPH GANNON SETH JACOB GANS SOLOMON DAVID GANS

ETHAN J GANSEBOM MICHAEL R GANSEBOM THOMAS A GANSEBOM LEAH N GANSKE LUKE ANDREW GANSTER JOSILEAN M GANT JORDAN LEE GANUS HAOTIAN GAO RUTH GARACH JOSE GARAY CHASE GARBANEWSKI DAMIAN GARBUTT FREDERICK GARBUTT SAYRA MATILDE GARCES
DAVID JOSUE GARCES GONZALEZ YOHNYS ALBERTO GARCES GONZALEZ ALDO AGUSTIN GARCIA JR ALEJANDRO GARCIA AMANDA HUGHES GARCIA ANGEL L GARCIA ANGELICA GARCIA ANTHONY URIEL GARCIA ARIES CASELL GARCIA ARTURO GARCIA ARTURO S GARCIA BRAULIO GARCIA
BRAULIO GARCIA BRYAN MICHAEL GARCIA CHRIS S GARCIA CYNTHIA J GARCIA DANIELA GARCIA DANIELLE GARCIA DAVID GARCIA DAVID BAYNE GARCIA DAVID P GARCIA DIEGO GARCIA EDUARDO GARCIA EDWIN GARCIA ELEAZAR GARCIA ERIC RAY GARCIA ERIKA NOBERTA GARCIA
FERNANDO GARCIA FRANCISCO GARCIA GABRIEL ANTONIO GARCIA JAVIER A GARCIA JEREMIAH JASON GARCIA JESUS DANIEL GARCIA JESUS RUIZ GARCIA JOEL GARCIA JOHN CARLO GARCIA JORGE GARCIA JORGE ALBERTO GARCIA JOSE A GARCIA JOSE DE JESUS GARCIA
JOSE LUIS GARCIA JOSEPH GARCIA JOSIAH SEBASTIAN GARCIA JUAN GARCIA JUAN GARCIA JUAN CARLOS GARCIA JULIO GARCIA JULIO CESAR GARCIA JUSTINE GARCIA JUVENAL GARCIA LEOPOLDO GARCIA LEOPOLDO GARCIA LINO ALEXANDER GARCIA LORENZO GARCIA LUIS A GARCIA
LUIS ALBERTO GARCIA LUIS GARCIA MARCO ANTONIO GARCIA MARIA M GARCIA MICHAEL IGNACIO GARCIA MIGUEL A GARCIA MIGUEL IGNACIO GARCIA MILES TITUS GARCIA MODESTO H GARCIA NOEL GARCIA JR RAMON GARCIA JR RANDY GARCIA RENE GARCIA RHONDA J GARCIA
RICARDO A GARCIA RICHARD LEE GARCIA RIGOBERTO GARCIA RIGOBERTO GARCIA ROGER GARCIA JR RUBEN CARLOS GARCIA SALVADOR GARCIA TRENTEN GARCIA AILED RAMIREZ GARCIA CARLOS AXEL PEREZ GARCIA DAVID CASTILLO GARCIA ERICK IVAN LOPEZ GARCIA
FELIPE DE JESUS QUINTANILLA GARCIA LORENA RODRIGUEZ GARCIA MA DOLORES MURILLO GARCIA OMAR CONTRERAS GARCIA JESUS MARIO GARCIA BRAMBILA AGUSTIN GARCIA CAMACHO JUAN AARON GARCIA CAMACHO FRANCISCO GARCIA CANO DANIEL DE JESUS GARCIA GARCIA
GEORGINA GARCIA GARCIA JOSE ALFREDO GARCIA GARCIA JUAN DIEGO GARCIA GARCIA EZEQUIEL GARCIA JIMENEZ JOSE R GARCIA JUAREZ ALEJANDRO NA GARCIA MARTINEZ SAUL GARCIA MENDOZA ARTURO GARCIA MORONES MOISES AUGUSTO GARCIA PEREZ EVERARDO GARCIA QUINTANA
JOSE A GARCIA RAMIREZ JULIO RUBEN GARCIA RAMIREZ GUADALUPE ESMERALDA GARCIA RIVERA RUBEN GARCIA RIVERA JR MARIO ALBERTO GARCIA RODRIGUEZ KARLA CECILIA GARCIA ROJAS DIONISIA GARCIA SANCHEZ RIGOBERTO EDER GARCIA SANTIAGO VICENTE GARCIA SANTILLAN
RUBEN GARCIA SARABIA EMERSON EFRAIN GARCIA VARELA VIRGINIA GARCIA VARELA FRANCISCO JAVIER GARCIA ZUÑIGA GABRIEL GARCIA-PINON MANUEL GARCIA-PINON JACOB ANTHONY GARCIA-SLUSHER JONATHON GARDINER ADAM CHANDLER GARDNER CHARLES JOSEPH GARDNER
CHRISTOPHER GARDNER CLAYTON JAMES GARDNER DARIN GARDNER DARRYL L GARDNER DENVER C GARDNER DERRICK JERMAINE GARDNER DYLAN ANDREW GARDNER EMILA SHRINER GARDNER ERIC RYAN GARDNER MATTHEW RAY GARDNER MICHAEL GARDNER MORGAN LOUISE GARDNER
ROCKY D GARDNER RODNEY CHRISTOPHER GARDNER JR TAYLOR JAMES GARDNER TREVOR FRANK GARDNER WARREN GARDNER JOHN D GARIANO LUIS M GARIBALDI DYLAN JOSEPH GARING DANIEL GARIVAY MANUEL H GARIVAY MARIZCALES CECIL S GARLAND EDWARD H GARLAND
JAMES DANIEL GARMAN RICHARD GARMAN ELIZABETH COOTS GARMANY ABEL GARN JARED R GARN WADE J GARN AARON C GARNER ALEXANDER SCOTT GARNER CARL MICHAEL GARNER ETHAN LEE GARNER GREIMANTE DENZEL GARNER HEATH LEVI GARNER JAMEE BEASLEY GARNER
JAMES GARNER JAMES C GARNER JAYLON TRAVIL GARNER JEFFERY A GARNER JEFFERY STRATTON GARNER JEREMY NATHANEIL GARNER JEREMY T GARNER JUDE MARTIN GARNER LANDON CHRISTOPHER GARNER MASON DWAYNE GARNER MATTHEW TIMOTHY GARNER MICHAEL GARNER
PRESTON SMITH GARNER REX D GARNER SAMUEL SETH GARNER STEDMAN HUNT GARNER RAMON GARNICA GALINDO SANY GARO RICHARD BRIAN GARRARD RAMONE GARRAWAY SARAH J GARRETSON ANGELA M GARRETT BENJY L GARRETT BILLY GARRETT BRIAN F GARRETT
CALLISSIA RENEE GARRETT CHRISTOPHER ELLIS GARRETT GABRIEL NOAH GARRETT HUNTER BLAKE GARRETT JAY L GARRETT JR JOHN T GARRETT JOSHUA GARRETT KENNETH ALAN GARRETT MICHAEL R GARRETT RODNEY A GARRETT RUSSELL G GARRETT STEPHANIE B GARRETT
STEVEN R GARRETT TIMMY DEWAYNE GARRETT WALLACE W GARRETT KASEY JAMES GARRICK DANNY LEE GARRIS DAVID GARRIS II DAVID ALAN GARRIS JERRY PRENTICE GARRIS JOSHUA RYAN GARRIS BENJAMIN GARRISON CASEY GARRISON CHARLES PHILLIP GARRISON GEORGE GARRISON
JOHN W GARRISON II MATTHEW R GARRISON PATRICK GARRITY BRIAN D GARRY TYLER M GARST TAMALA LYNNETT GARTH TIMOTHY D GARTH TERRY GARVER JAMES TYLER GARVIN ALFONSO GARZA ANGEL D GARZA BETH YVONNE GARZA EDUARDO GARZA ERICA CHRISTINE GARZA
JAMES GARZA JESUS GARZA JOE GARZA JR MICHAEL DAVID GARZA VICTOR GARZA SALDIVAR JOSE JUAN GARZA TAMEZ ALEJANDRO NA GARZON MORENO ALTON HUGH GASKINS JR GEORGE N GASKINS JOHN JAMES GASKINS JOHN L GASKINS PHILLIP MICHAEL GASKINS WILLIAM L GASKINS II
PAMELA ANN GASKINS-BROCK STEPHANIE LYNN GASKINS-HORNSBY AARON KEITH GASKINS-JACKSON JULIO GASPAR PEDRO MIGUEL GASPAR PEDRO RAMIRO GASPAR SR MICAELA GASPAR DE MIGUEL ELISEO UBALDO GASPAR GASPAR CRISTY A GASS HEIDI GASS LORENZO GASS
DAVID E GASSAWAY JERRIT WAYNE GASSAWAY RAJENDRA GASTON JESSE LEE GASWINT SHAWN WILLIAM GATCOMB KATHRYN GATES LEA ELIZABETH GATES PEYTON MATTHEW GATES LEE-J KEOLA GATEWOOD RICKEY CHRISTOPHER GATHERS JR DUSTIN GRANT GATLIN JACOB GATLIN
KENNETH L GATLIN SABRINA KAY GATLIN KEISTON D GATSON PRISCILLA MICHELLE GATTISON TECODIE GATTISON WAYNE GATTSHALL BRUIN EUGENE GAUDIG SARA ZUCCARELLO GAUDIN DAVID GAUDREAU JOSHUA M GAUGHAN CHASE MICHAEL GAUGHENBAUGH COLLIN MARK GAUGHENBAUGH
JEREMY L GAUKEL MARK GAUKEL SKYLER BRADEN GAULT EZEQUIEL GAUNA PEDRO EDUARDO GAUNA PEDRO CANDELARIO GAUNA ZUNIGA BRIDGET RENE GAUNT ZACHARY C GAUNTT SHEHBAZ GAUR SHOEB GAUR ANDREW MARTIN GAUS HARIPRASAD GAUTAM DEREK GAUTHIER
JASON GAUTHIER STEVE GAUTHIER BRADLEY GAUTHREAUX NATHAN JOEL GAUTREAU RYAN EDMOND GAUVIN SHERRILL A GAVEL MELANIE BRIDWELL GAVIDIA DESMOND GAVIN JOSHUA TREMAIN GAVIN THOMAS GERALD GAVIN DAVID GAVRISH JEFFERY GAWLEY ZBIGNIEW GAWRYS
STEVEN W GAY TIM GAY WALTER A GAYLE RYAN T GAYLER JESSE TALBERT GAYMON MAXIE GAYMON NATHAN E GAYNER NICOLAS GAYTAN OSMAR G GAYTAN JOSE GUADALUPE MARTINEZ GAYTAN JUAN MIGUEL GAYTAN NAVARRO AARON GAZE TOMASZ GDULSKI ALEXIS GEAN
TYLER RYAN GEAN MICHAEL CLARENCE GEAR KEITH A GEARHART NICHOLAS JAMES GEARING BRIAN JOSEPH GEARY TIM GEARY TIMOTHY MICHAEL GEARY MATTHEW J GEBO HABEN GEBRIHIWET MICHAEL S GEDDES SHARON A GEDERMAN-FISHER CHRIS D GEE DUSTIN ANDREW GEE
BRADLEE S GEER JAMES J GEER JR MICHELE GEESINK RONALD LEON GEESLIN DARNELL MARCUS GEETER SHAWN GEHLERT GARRETT D GEHLHAUSEN MICHAEL JAMES GEHRICH ADAM R GEIGER RAYMOND G GEIGER STEPHANIE MICHELLE GEILS DUSTIN S GEISELMAN
STEPHEN MICHAEL GEISSLER COLIN L GELBUTIS SHEILA D GELBUTIS KRISTINE MARGARET GELTZ MICHAEL W GEMMER ANDREW GENETTA ALEJANDRO GENIS JUAREZ SHRUTHI GENNEPALLY DAVID GENOVESE LIAM MICHAEL HOLMES GENTILE SHELLY LA CHELL GENTLE CHARLES R GENTRY JR
ERIK V GENTRY GARRETT MICHAEL GENTRY MICHAEL BRENT GENTRY PANAGIOTIS KYRIAKOS GEORGANTONIS ALLAN GEORGE CHRISTOPHER GEORGE DYLAN H GEORGE EDWIN DAVID GEORGE JON AUSTIN GEORGE MATHEW T GEORGE MEGAN LYNN GEORGE MELVIN DOUG GEORGE
MICHAEL E GEORGE PAUL GEORGE RICKEY A GEORGE TYLER HAYDEN GEORGE TYLER LAMAR GEORGE THEOTOKIS GEORGOUSIS COURTNEY LYNN GERAGHTY CHAD GERALD DEVON JON GERASCH JOSHUA L GERBER CORY GERBRANDT JOHN W GERDEMAN JEFFREY G GERDES
ROBERT A GERDES SETH J GERDES TIMOTHY SCOTT GERDES JOHANSSON J GERENA CARL WAYNE GERHART JR JACOB GERLEK ADAM A GERLING CLAYTON M GERLING DANE MATTHEW GERLING THUY GERLITS WIBENSON GERMAIN JARROD W GERMAN DAVID EUGENE GERMANO
DAVID JOSHUA GERMANY MELYNDA LEE GERONIMO DANIEL J GERRETY HAILEY N GERSTER ZACHARY ADAM GERTSCH JOSHUA BIEN GERVACIO CARROLL GETHERS JR BRANDON GETTLE DARRYL GETTLE TIM GETTLE ERIC GEYER KENNETH F GEYER MUDASSAR GHALTE NILESH GHANSHAM PATIL
ARASH GHASEMI TUDOR A GHEORGHIU NOAH MICHAEL GHERE RANDY GHOLSON DAVID EDWIN GIAMPORCARO MICHAEL F GIANCARELLI SHARRON MARY GIANESSI TERESA A GIANNOKIS CHRISTOPHER RAY GIBBENS RICHARD F GIBBONS AUSTIN LEE GIBBS CHAD KENNETH GIBBS
CHRISTOPHER F GIBBS DARRYL F GIBBS ELI V GIBBS GARRETT C GIBBS JOSHUA L GIBBS KEVIN D GIBBS STUART WYNN GIBBS III TOM C GIBBS JENNIFER R GIBBS-BEATTY JAYDEN ZACHARY GIBBY STEPHANIE GIBICSAR ALAN M GIBSON ASHLEY V GIBSON BILLY R GIBSON CHILION A GIBSON
CLAY GAMBLE GIBSON COLTON GRANT GIBSON DONALD GIBSON ERRIKA P GIBSON JAMES ANTHONY GIBSON JAMES NIJAL GIBSON JEFFERY GIBSON JESSICA D GIBSON JESSICA L GIBSON JODI K GIBSON KEVIN P GIBSON MARK ANDREW GIBSON PAYTON CADE GIBSON ROBERT GIBSON
ROBERT JASON GIBSON SHANE A GIBSON TANA M GIBSON WILLIAM GIBSON GEBRIHIWET GIDEY AMANDA C GIESBRECHT NATHAN R GIESIGE CYRUS JAMES GIESKEN MACKENZIE MARIE GIGANTI SHERRY A GIGAX-SCHLIE EDWARD D GIL ISAAC R GIL MICHAEL A GIL MIGUEL A GIL
SERGIO GIL POLO ANTONIO GIL BASTIDAS JOSE GIL MADRIGAL AMY M GILBERT ASHLEY KIM GILBERT CODY LOGAN GILBERT DOUGLAS KEITH GILBERT II JASON GILBERT JORDAN GILBERT KENDALL GILBERT KURT R GILBERT KYLE THOMAS GILBERT MICHAEL GILBERT NATE ROGER GILBERT
RAYMOND GILBERT SCOTT A GILBERT TRAVIS G GILBERT MATTHEW GILBOW MICHAEL RYAN GILBOW ZACHARY RYAN GILBOW THOMAS GILCHRIST TRAVIS GILCHRIST KEVIN THOMAS GILDEHAUS BARRY V GILES JEFFREY W GILES JESSICA MARIA GILES MAYRA G GILES ERIC EDWIN GILFUS
DIANA E GILHOOLY DANIEL GILL DESTINY GRACE GILL JERRY A GILL KELLI GILL KENNETH R GILL RICHARD EARL GILL ROSS M GILL RYAN GILL MATTHEW B GILLEAN KENNETH L GILLELAND BRANDON GILLENWALTERS LUCAS DELON GILLER TYLER DAVID GILLES ANDREW P GILLESPIE
ANN GILLESPIE JAMES ARMAND GILLESPIE JR RICHARD A GILLESPIE RICHARD C GILLESPIE MIKKI LAMORRIS GILLETTE II ANDRE D GILLEY CHRISTOPHER GILLEY DAVID JOSHUA GILLIAM JEFFREY GILLIAM JESS BRADEN GILLIAM JOVENTE GILLIAM JOY TRAVINA GILLIAM ROBERT C GILLIAM
WILLIAM R GILLIAM CHASE GILLIAN DONALD GILLIAN BOBBY L GILLIARD CHAD GILLIATT KENNETH GILLIES TREVOR G GILLIES CHRISTOPHER SHANE GILLILAND COLE HUDSON GILLILAND CARSON M GILLIS JASON KENNETH GILLIS LANCE GREGORY GILLIS PAUL D GILLISON
WILLIAM E GILLOCK II JERIAT JAVOY GILLUM RENEE DANIELLE GILLUM JOHN W GILMER CALEB E GILMORE KENNETH KYLE GILMORE MARCUS GILMORE MATTHEW R GILMORE RYAN MATTHEW GILMORE TYRONE CECIL GILMORE JARED R GILPIN JUSTIN TAYLOR GILPIN JOSEPH W GILSDORF
CORY G GILSON MICHAEL GILSON MARSHALL L GILWORTH RORY A GIMENEZ DAXSTIN MICHAEL GINES OMAR IVAN GINES JASON GINGELL MARION L GINGERICH MATTHEW J GINGERICH MYRON E GINGERICH NELSON R GINGERICH TAMMY REBECCA GINGERICH STEPHANE GINGRAS
BRIAN GINN CORBIN T GINN DAMON T GINN HUNTER CALEB GINN JERRY A GINN CHARLES A GIOIA III TYLER GIOIA BARBARA GIOMI MATTHEW GIOMI EMILE GIORDAN CHRISTOPHER M GIORDANO GREGORY ALLEN GIORDANO JR JAMES JOSEPH GIORDANO BRANDON EARL GIORGI
GARY J GIORGI MICHAEL GIPSON WILIAM ANDREW GIRDLER JACOB GLEN GIROD KATHLEEN MALINDA GIROD ANTHONY CARMEN GIROLAMO JOSE M GIRON ESTEFANI VANESSA GIRON HERNANDEZ FRANCIS GIROUX SAXTON GITCHELL TONY LEE GITTMAN DEREK GIUDICI SALVATORE GIUNTA
AALIYAH M GIVENS RONALD AUSTIN GLADDEN RONALD E GLADDEN ANTIONEE S GLADNEY DANIEL EUGENE GLADNEY NICHOLAS TARELL GLADNEY DOUGLAS WAYNE GLASER DAMIEN MARCUS GLASGOW DANIEL RAY GLASGOW SPENCER LAFAYETTE GLASGOW JR DUSTIN E GLASOE
ROBERT KURTIS GLASPER JR CASEY LEE GLASS CHRISTOPHER DALE GLASS CHRISTOPHER RAY GLASS JAMES WAYNE GLASS JR KATHRYN JOY GLASS MICHAEL THOMAS GLASS SPENCER WILLIAM GLASS LAWRENCE E GLASSCOCK TREVOR ALLEN GLASSCOCK BENJAMIN HARLAN GLASSNER
WILLIAM ALLEN GLATKOWSKI DANIEL PATRICK GLAVES KYLE LANE GLAZIER RACHEL ANNE GLEASON ROBERT GUY GLEASON SR SETH DAVID GLEASON JOSHUA LEE GLEATON RACQUEL DAYNAH GLEAVES ZACHARY GLEGHORN GERARD GLEISSNER NATHAN M GLENDENNING
MICHAEL J GLENDON JOSEPH C GLENN MARC WAYNE GLENN TERRY J GLENN DENNIS GLENON CURTIS EWELL GLICKERT KIMBERLY ANN GLIDEWELL JOHNICE GLINTON JONATHAN GLINTON DAVID GLISSON MILTON GLISSON TAMMY SUE GLISSON TIMOTHY A GLISSON
BARRY JERARD GLOVER IAN CHRISTOPHER GLOVER MATTHEW DAVID GLOVER MICHAEL ANTHONY GLOWARK OLEKSANDR GLUSHCHENKO MAWUENA KOMLAN GNAMAVO PRAVIN GNANA MUTHU ASHIN BERO GNANARAJ BHUVANESWAR GNANASEKARAN AIDEN J GNAT JEREMY D GNAT
JERROD D GNAT JOSEPH DAVID GNAT JOSHUA P GNAT PAYTON MARIE GNAT DEVEN GNEHM RAYLEEN M GNEHM WESLEY A GOAD STEVEN W GOATLEY ROYAL GOBERT PATRICK L GOBLE TOMMY RAY GOBLE II STONE RIVERS GODBOLD ROBERT JASON GODBOLT DEAN GODDARD
KENNETH FRANK GODDARD MITCHELL WILLIAM GODDEN ROSS GODDEN ANDREW D GODEL BRAYDEN JENNINGS GODFREY BRET D GODFREY TROY M GODFREY TYLER W GODFREY BRYAN PHILLIP GODIN VANESSA RENEE GODINA-RODRIGUEZ JUSTIN PATRICK GODING BRETT A GODLEVSKY
DAVID RONALD GODLEY JR PAUL E GODOLPHIN MARIO ALBERTO GODOY CORONA BRANDON L GODSEY BRIAN L GODSEY CALEB GODSEY JASON ALLEN GODSEY KATIE GODSEY ANDREW GORDON GODWIN RAJ T GODWIN SALINA LOUISE GODWIN VALORIE S GODWIN JONATHAN T GOEDE
ANDREW GOERZ PHILIP M GOETHE CHRISTOPHER J GOETSCH RYAN PAUL GOETSCH AARON J GOETZ BRITTANY GOETZ CHARLES JOHN GOETZ JUSTIN GOETZ CORY T GOETZMAN BELYNDA FAYE GOFF CHARLES J GOFF EMERY GRAHAM GOFF JOHNNY M GOFF JR JORDAN GOFF KEITH W GOFF
THOMAS N GOFF LAYTON HULS GOFORTH JESS ROBERT GOGGANS LAWRENCE B GOGGANS DONALD MARIQUE GOGGINS JAIME GOGGINS ASHLEE D GOINS GARY L GOINS GREGORY A GOINS II RANDOLPH PETER GOINS ZACHARY R GOINS NISSAN GOKOOL ZACKARY MAVERICK GOLASZEWSKI
DANIEL M GOLDBERG CASEY GOLDEN JOSEPH B GOLDEN PARKER DEWAYNE GOLDEN JERRY GOLDFUSS KRISTINA MARIE GOLDMAN ANDREW T GOLDNER GRANT H GOLDSMITH DANIEL A GOLDSTEIN JAMIE LYNN GOLEMBESKI JOSHUA GOLEMBESKI BRANDON LUKE GOLENDA
CORY LEE GOLLADAY VANESSA GOLOVEY MICHAEL GOMES ANTHONY MITCHELL GOMEZ ARMANDO J GOMEZ BETH M GOMEZ BRANDON ANTHONY GOMEZ BRYAN GOMEZ CARLOS GOMEZ CHRISTOPHER E GOMEZ CHRISTOPHER PAUL GOMEZ CLAUDIA GOMEZ EDGAR GOMEZ ERIK GOMEZ
FRANCISCO MARTIN GOMEZ JOCELIN GOMEZ JOSE A GOMEZ II JOSE E GOMEZ JOZEL GOMEZ KEVIN GOMEZ LUIS A GOMEZ MELVIN A GOMEZ MONICA GOMEZ NELSON JOSE GOMEZ SAMUEL A GOMEZ SEBASTIAN GOMEZ SELVIN G GOMEZ VICTOR GOMEZ JESUS ALBERTO GÓMEZ
CHRISTIAN GAELL SEGURA GOMEZ PABLO JONATHAN GOMEZ AGUIRRE ANA MARIA GOMEZ ALCANTAR JANETT GOMEZ BERNAL OMAR ALBERTO GOMEZ BRAVO RUTH YAMILE GOMEZ BUITRAGO HUMBERTO GOMEZ CHAVIRA CARLOS ALBERTO GOMEZ DE LA GARZA RAUL GOMEZ DIAZ
ERIAN GOMEZ DOMINGUEZ CARLOS GOMEZ ESCAMILLA JOSE ALFREDO GOMEZ GARCIA EDUARDO GOMEZ GOMEZ SANTIAGO GOMEZ HERRAN GUSTAVO GOMEZ MARTINEZ PEDRO EDUARDO GOMEZ MUNOZ MIGUEL ANGEL GOMEZ MURILLO MILTON LEONARDO GOMEZ PALMA SR
ARTURO GOMEZ RAMIREZ GLORIA RUTH GOMEZ VASQUEZ ANTONIO TEIXEIRA GONCALVES CARLOS GONSALES JARRETT LOPAKA GONSALVES BRANDYN T GONZALES CHRISTOPHER A GONZALES CHRISTOPHER DANIEL GONZALES DEIGO DARNELL GONZALES DOLORA REFORMA GONZALES
ERNIE GONZALES EUGENIO GONZALES FRANCISCO GONZALES FRANCISCO R GONZALES IGNACIO JOSE GONZALES IMELDO P GONZALES JESUS ESPINOSA GONZALES SR JUAN LORENZO GONZALES JULIAN GONZALES JUSTIN GONZALES LAZARO GONZALES RICHARD GONZALES
RICHARD B GONZALES RICHARD KENNETH GONZALES STEVE JOSEPH GONZALES II WESLEY JACOB GONZALES XAVIER C GONZALES ADOLFO GOMEZ GONZALEZ ALBERTO GONZALEZ ALEXIS OTONIEL GONZALEZ ALEXYS MERCEDES GONZALEZ ALIESKY GONZALEZ ANDERSON NA GONZALEZ
ANDREAS MIKEL GONZALEZ ANIBAL GONZALEZ ANTHONY GONZALEZ ARIEL GONZALEZ ARMANDO E GONZALEZ ARMANDO G GONZALEZ ASHLEY NICOLE GONZALEZ CARLOS GONZALEZ CARLOS LUIS GONZALEZ CHRIS GONZALEZ DANTE R GONZALEZ DAVID A GONZALEZ
EDGARDO ENRIQUE GONZALEZ EFREN RICHARD GONZALEZ JR ENOC GONZALEZ ERIC GONZALEZ FERNANDO L GONZALEZ GERARDO GONZALEZ HECTOR ALEJANDRO GONZALEZ JR ISRAEL GONZALEZ JAMES W GONZALEZ JAVIER A GONZALEZ JEFFREY RAFAEL GONZALEZ JESUS J GONZALEZ
JONATHAN A GONZALEZ JORGE L GONZALEZ JOSE GONZALEZ JOSE A GONZALEZ JOSE ADRIAN GONZALEZ JOSE M GONZALEZ JOSUE GONZALEZ JUAN GONZALEZ JUAN A GONZALEZ JUAN MANUEL GONZALEZ JUANA G GONZALEZ JUDITH GONZALEZ LEONARDA NAOME GONZALEZ
LIZBETH GONZALEZ LUIS AMAURYS GONZALEZ MANUEL A GONZALEZ MARCO ANTONIO GONZALEZ MARIA DELA CRUZ GONZALEZ MARTIN GONZALEZ MATTHEW J GONZALEZ MAYRA GUADALUPE GONZALEZ MICHAEL A GONZALEZ MICHAEL ANTHONY GONZALEZ NOLAN ALBERTO GONZALEZ
OMAR DANIEL GONZALEZ OSCAR J GONZALEZ ROBERTO ALEJANDRO GONZALEZ RODRIGO GONZALEZ ROGELIO NA GONZALEZ RUBEN GONZALEZ RUBEN GONZALEZ RUTH GONZALEZ SAUL T GONZALEZ SERGIO GONZALEZ SYLVIA GONZALEZ TOMAS A GONZALEZ VICTOR A GONZALEZ
WILLIAM GONZALEZ YAISY GONZALEZ CARINA ALEJANDRA GONZÁLEZ ISAI GONZÁLEZ JAVIER ALEXIS GONZÁLEZ LINDA ABIGAIL GONZÁLEZ MARIO EMILIO GONZÁLEZ MONICA LIZETH GONZÁLEZ SERGIO GONZÁLEZ FRANCISCO JAVIER LOPEZ GONZALEZ JORGE ARTURO MACIAS GONZALEZ
LUIS MANUEL GARCIA GONZALEZ EDGAR GONZALEZ ALLENDE LINO GONZALEZ ALVAREZ KARLA FABIOLA GONZALEZ ARVIZU HERIBERTO GONZALEZ CANO GONZALO GONZALEZ CHAVEZ FRANCISCO JR GONZALEZ CORDOVA ANTHONY GERARDO GONZALEZ ESPINOZA CARLOS GONZALEZ ESQUEDA
ANDY GONZALEZ FAJARDO VERONICA CRISTINA GONZALEZ FERNANDEZ JUAN DE DIOS GONZALEZ FIGUEROA VICTOR MANUEL GONZALEZ FLORES HECTOR GONZALEZ FRAUSTO EFREN GONZALEZ GARCIA ESTEBAN GONZALEZ GARCIA JOSE MANUEL GONZALEZ GARCIA
JULIO CESAR GONZALEZ GARCIA OLGA ROCIO GONZALEZ GUTIERREZ SUSANA GONZALEZ GUTIERREZ CARLOS ALBERTO GONZALEZ HERNANDEZ RAFAEL GONZALEZ HERNANDEZ MARIA D GONZALEZ IBANEZ LAURA MELINA GONZALEZ MACIAS JOSE ARTURO GONZALEZ MARROQUIN
LYNSEY M GONZALEZ MASSALLO SAYRA ESTEFANIA GONZALEZ MEDINA IGNACIO E GONZALEZ MENDEZ DENYSSE GONZALEZ OVALLE ANDY BELEN GONZALEZ RIZO CHRISTIAN XAVIER GONZALEZ ROSARIO ABRAHAN GONZALEZ SERRATO ADIR DE JESUS GONZALEZ SILVA
LUIS ANGEL GONZALEZ VENTURA RIGOBERTO GONZALEZ YAÑEZ LUIS GONZALEZ ZARAGOZA ARISMENDIS GONZALEZ-GONZALEZ DARBY RAY GOOCH RYAN A GOOCH SETH GOOCH DUANE M GOOD SCOTT R GOOD COREY CHASE GOODALE BILLY E GOODALL JUSTIN E GOODBEAR
AARON LEE GOODE JR ALANNAH BRYN GOODE MARQUISH A GOODE SCOTT GOODENOUGH BROOKS MICHAEL GOODEY JOSEPH L GOODEY MICHELLE RENE GOODHEW EARTHA L GOODLOW CLAY THOMAS GOODMAN GREGORY L GOODMAN JAMES TODD GOODMAN RYAN DANIEL GOODMAN
PATRICK LEE GOODRICH DAVID LEE GOODRIDGE DENNIS W GOODRUM RYAN DOUGLAS GOODRUM BRYAN V GOODSELL TARA STOOS GOODSON CHRISTOPHER J GOODWATER CHRISTOPHER N GOODWATER COLE GOODWILL ALLEN L GOODWIN DUSTIN B GOODWIN JACOB CONRAD GOODWIN
MATTHEW CHARLES GOODWIN NICHOLAS D GOODWIN SANTAWN G GOODWIN STEPHEN R GOODWIN TIMOTHY LYNN GOODWIN VARON LAMONT GOODWIN ZACHARY MACK GOODWIN MARVIN C GOODWINE JACOB ADAM GOODYEAR BRANDON W GOOLEY BENJAMIN A GOOLSBY
COLE MITCHELL GOOLSBY JAMES CHRISTOPHER GOOLSBY KENYAN RILEY GOOLSBY NICOLE D GOOLSBY JEFFREY WAYNE GOOTEE ASHOKKUMAR G GOPALAKRISHNAN R T GOPI MALWINA GORA TARA GORBY ALEXANDRA GRACE GORDON BRADLEY D GORDON CARL E GORDON
CLIFFORD GORDON CLIFFORD GORDON JR EDWARD GORDON FRANZ JOSEPH GORDON JASON KONARD GORDON JEREMY A GORDON JOHN AARON GORDON JON-MICHAEL GORDON JOSHUA MICHAEL GORDON JOSHUA S GORDON KAVOUYIA DAYSHAWN GORDON TAYLOR BLAINE GORDON
LORENA GORDON BROWN STEVEN SHANE GORDY BRANDY M GORE TRISTEN GORAM GORE WENDY HARDEE GORE CHRISTOPHER DELL GOREE BRENDAN GOREN ALYVIA GORING KASEE ALEX GORING FRANCES A GORIUS APRIL M GORMAN JOSHUA CALEB EMANUEL GORNEY
MELISSA RENEE GORNTO VAHIDIN GOROVIC JEFFREY ANDREW GORSKI JUSTIN E GORSKI PETER M GORSLINE DYLAN M GOSDIN SHERARD GOSINE BROCK GOSLAR CONNOR GOSLAR DANIEL EUGENE GOSNELL JAMES GOSS JARED S GOSS STEVEN E GOSSERT LEWIS E GOSSETT
PAUL EDWIN GOSSETT RAY W GOSSETT III PRIYA GOTHANDARAM SURAJ GOTHANKAR JOSEPH RICHARD GOTHARD SCOTT EMERY GOTHARD VIJAY RAJ G GOTHARI MURUGAN V JASON T GOTT HARRISON GOTTFRIED LOGAN JEFFRY GOTTSCHALK KYLE GOTTWALD ALLEN A GOUDE
JEFFREY A GOUDIE II JOSEPH ERIC GOUDEAU JOSEPH AARON GOUGE PATRICK WILLIAM GOUGHLER CODY TYLER GOUNTOUNAS JAMES COLTON GOUTY RANJITH GOVIDAN MARUTHAMUTHU GOVINDASAM VENKATESH V GOVINDASWAMY MANASVI KOUNDINYA GOVINDAYAPALLI
SRI AATHAVA GOVINDHARAJAN KELLY LYNN GOWAN DAWN KEITH GOWDER JR ELANGO GOWTHAMAN FLORAND R GOXHO ELMER R GRABER JEFFREY J GRABER KURTIS GRABER LLOYD GRABER ALEXANDER PEYTON GRACE JACOB SCOTT GRACE JOHN EDWARD GRACE JR JOHN R GRACE
DUSTIN JOHNSON GRADDICK AARON LEWIS GRADY JONATHAN GRADY DAVID A GRAEBER ANTHONY R GRAF DANIEL GRAF DAVID G GRAF LEWIS NATHANIEL GRAFF WILLIAM M GRAFF BRIAN J GRAFFAM ANDREW D GRAFTON BRADON GRAHAM BYRON P GRAHAM JR
CAMERON MATTHEW GRAHAM CHRISTIAN K GRAHAM CHRISTOPHER GRAHAM CHRISTOPHER L GRAHAM CLINTON E GRAHAM CORY GRAHAM CURTIS WESLEY GRAHAM DAVID W GRAHAM DENNIS GRAHAM DYLLON WAYNE GRAHAM GABRIEL M GRAHAM GEORGE LEE GRAHAM II
JAMES GRAHAM JAMES GRAHAM JAMES CANDLER GRAHAM JAMES DERREL GRAHAM JAMES GREGORY GRAHAM JENNIFER M GRAHAM JOHN AARON GRAHAM JULIE ELIZABETH GRAHAM KENNETH PAUL GRAHAM JR LUCAS COLTON GRAHAM MATTHEW LEE GRAHAM NOAH EDWIN GRAHAM
RICHARD L GRAHAM SARA DIANE GRAHAM SCOTT A GRAHAM SHANE N GRAHAM WESLEY RYAN GRAHAM SUSANN M GRAHS WILLIAM STEVEN GRAMMER WINSTON STEVE GRAMMER JENNIFER E GRAMS ANTHONY GRANADO J ROBERTO GRANADOS LUIS GRANADOS MIGUEL GRANADOS
RICARDO GRANADOS FAUSTINO GRANADOS MENDEZ RICHARD XAVIER GRANADOS TOVAR JOHN GRANDE CHARONE SEABROOKS GRANDISON LANCE LEROY GRANDSTAFF BOBBY CRASH GRANGER MICHAEL C GRANGER RUSSELL GRANNUM COREY G GRANQUIST BRODY JAY GRANSTRA
CAMERON JAMAL GRANT DANIEL C GRANT DEVIN RICHARD GRANT GEORGE R GRANT JR JACOB ADAM GRANT JACOB W GRANT JAMES GRANT JORGE MICHAEL GRANT JOSEPH DALTON GRANT LAMAR D GRANT SR MEGHAN F GRANT NATHAN D GRANT ROBERT K GRANT ROBERT L GRANT
RUSSELL EARL GRANT RYAN LOREN GRANT SHERITA SHANTAY GRANT TERRANCE LEQUAN VONSHAY GRANT TYLER GRANT TYRONE EUGENE GRANT WILLIAM J GRANT SETH MICHAEL GRANTHAM LOGAN JAMES GRAPENTHIEN TIM V GRASHORN TANEAH L GRASS ARTHUR GRASSO JR
TED GRAUL JOHN J GRAVANTE JACOB SCOTT GRAVATTE MICHAEL GRAVEL RAYMOND GRAVEL DUSTIN GRAVELLE FREDERIK GRAVELLE ANDY RAY GRAVES ANTHONY KEITH GRAVES CORNELIUS D GRAVES DONOVAN L GRAVES JAMES DUSTIN GRAVES KELLAN GRAVES KIMBERLY J GRAVES
LANDEN DEAN GRAVES WARREN GRAVES JOSEPH V GRAVITT ANDREW STABLER GRAY ASHTON SHAWN GRAY BOBBY CARL GRAY CHARLES DARNELL GRAY CHRISTIAN ADAM GRAY CYNTHIA G GRAY CYNTHIA W GRAY DUSTIN MICHAEL GRAY GAYSON RODELL GRAY II IAN ALEXANDER GRAY
JASON THOMAS GRAY JEREMY DEWAYNE GRAY JOEL N GRAY JORDAN HEATH GRAY JOSHUA ADAM GRAY JOSHUA MICHAEL GRAY KAGEN H GRAY KENT WILLIAM GRAY KERRY GRAY KEVIN GRAY KEVIN D GRAY LEVENNA D GRAY MARY KAY GRAY MICHAEL J GRAY MITCHELL THOMAS GRAY
NATHANIEL LINDELL GRAY PILIATE GRAY RACHAEL D GRAY ROCKY GRAY RYAN G GRAY SHAWN MAURICE GRAY SHELLEY GRAY SYDNEY PAIGE GRAY TIMOTHY M GRAY WILLIAM R GRAY GEORGE K GRAYSON JOHN W GRAYSON JUSTIN GRAYSON BENJAMIN THOMAS GRAZIANO WAYNE GREGOR
KASEY ROBERT GREELEY ADAM GREEN ALEX J GREEN ANDREW WAYNE GREEN BAYLIE K GREEN BRENDAN GREEN BRIAN PATRICK GREEN CHAD M GREEN CHARLIE BRENT GREEN COLTIN DRAKE GREEN DAMIEN JAMES GREEN DANIEL R GREEN DANNY JOE GREEN DAVID GREEN
DONNIE C GREEN DREW W GREEN ERIC LEE GREEN ERICA L GREEN ETHAN JAKE GREEN FRANCY GREEN GARY L GREEN GARY T GREEN GREGORY S GREEN HEATHER GREEN HUNTER J GREEN JACOB ALLEN GREEN JAMES LLOYD GREEN JR JAMES W GREEN JARROD S GREEN
JAZMA MONTIQUE GREEN JEFFREY C GREEN JEFFREY S GREEN JENIFER KATHERINE GREEN JENNIFER LYNNE GREEN JOANN T GREEN JOHN GREEN JOHN HENRYHENDERSON GREEN JOHN RALPH GREEN JOHN T GREEN JOHNNY E GREEN JOHNNY J GREEN JONATHAN DEWAYNE GREEN
JONATHAN HAROLD GREEN JONATHAN LEE GREEN JOSHUA GREEN JUSTICE SHAMAAD GREEN KASEY GREEN KENDALL GREEN KYLE GREEN KYLE C GREEN LANS EZEKIEL GREEN LOUIS SHAWN GREEN MADELINE ELIZABETH GREEN MARIE GREEN MATTHEW CHARLES GREEN
MAURICE C GREEN MICHAEL E GREEN MITCHELL LEE GREEN NICHOLAS A GREEN PAMELA D GREEN PATRICK GREEN PETER D GREEN RANDALL D GREEN ROBERT CORDARIUS GREEN RYAN J GREEN SAMUEL THOMAS GREEN SCOTT A GREEN SCOTT G GREEN SHANE LEWIS GREEN
SHANNA E GREEN SHILOH GREEN SPENCER RUSSELL GREEN STEPHEN GREEN STEVEN RAY GREEN SUSAN W GREEN THOMAS A GREEN TIMOTHY ADAM GREEN TIMOTHY DAVID GREEN JR TODD MICHAEL GREEN TORRENCE GREEN TROY W GREEN VICTORIA BROOKE GREEN
WILLIAM EDWARD GREEN WILLIAM SCOTT GREEN CONNOR JAMES GREENAWALT MICAH JON GREENAWALT WILLIAM J GREENBACK ANGELITA GREENE CHAD A GREENE CONNOR GREENE DAVID ALLEN GREENE DOUGLAS E GREENE ERIK NEIL GREENE GARY E GREENE JACKSON COLE GREENE
JAMES WYATT GREENE LORI ANN GREENE MARCELLOUS THEODORE GREENE MICHAEL DANIEL GREENE MICHAEL TYLER GREENE RANDALL B GREENE RODNEY GREENE RODNEY L GREENE STEVEN A GREENE TIMOTHY B GREENE TRAVIS GREENE WADE ANTHONY GREENE
CHARLES LOGAN GREENFIELD RYAN SCOTT GREENFIELD STANLEY GREENHAM LISA GREENIER KEVIN GREENSTREET EDWARD M GREENWALD KRISTOPHER MICHAEL GREENWAY DAVID W GREER EDWARD W GREER GRATH CHARLES GREER JACOB LEE GREER JAY J GREER
JOSEPH PRESTON GREER KIP CHARLES GREER KOLBIE L GREER KOLYN DEAN GREER MACI GREER MARCIE J GREER MATTHEW GREER NATHANIEL WAYNE GREER ROBERT JAKE GREER ROBERT LEE GREER STEPHEN G GREER EDWARD WAYNE GREER JIMMY DARRELL GREEVER
WILLIAM J GREEVER DELBERT LEROY GREGG JR DEREK R GREGG DESHAUN GREGG JARROD O GREGG JOSEPH M GREGG OWEN JOSEPH GREGG TRAVIS MICHEAL GREGG HOUSTON PAUL GREGGS MARION LANE GREGGS SHAUN MICHAEL GREGORICH ANTONIO GREGORIO DANIEL GREGORIOU
ADGER LEROY GREGORY JR AUSTIN WAYNE GREGORY BRENDON W GREGORY CASEY SCOTT GREGORY DANIEL JOHN GREGORY HAROLD W GREGORY JEFFREY MICHAEL GREGORY JONATHAN P GREGORY MATTHEW W GREGORY MELINDA RAE GREGORY NORMAN GREGORY
ASHTON LEWIS GREGORY CALDERON GAVIN DALE GREICO DUSTIN R GREIWE KAYTLIN C GREIWE JASON GRENIER EDWARD ALAN GRESCH EMILY LYNN GRESENS JOSHUA E GRESHAM LANCE TAYLOR GRESHAM MARIA KRISTINE GRESSLER SCOTT FRANCIS GREVE GABRIEL GREY NATALIE GREY
ALEXANDER ROSS GRIBBLE BRIAN ALLEN GRICE CHASE GRICE DAVID R GRICE JAMES GRICE MICHELLE R GRICE ODELL BEACH GRICE RONALD GRICE JORDON X GRIEGO GARRETT GRIEMAN BRANDON BJORN GRIER ERNEST LEROY GRIER KRISTIN GRIER DAVID JOHN GRIESER
ALEX S GRIFFIN ALSTON ISAIAH GRIFFIN BRAD DAVID GRIFFIN BRANDON H GRIFFIN BRIAN J GRIFFIN CAITLYNN PAIGE GRIFFIN CLIVE BRANT GRIFFIN COLTIN RILEY GRIFFIN DANIEL T GRIFFIN DAVID A GRIFFIN DERRICK AUSTIN GRIFFIN GLENWOOD M GRIFFIN HANNAH NICOLE GRIFFIN
JARED DEREK GRIFFIN JOHN SPROTT GRIFFIN JONATHAN TAYLOR GRIFFIN JONATHON GRIFFIN KEATHRYN GRIFFIN MATTHEW ASHLEY GRIFFIN MICHAEL W GRIFFIN RUSSELL D GRIFFIN RYAN J GRIFFIN RYAN MATTHEW GRIFFIN
TIMOTHY P GRIFFIN TODD HARMON GRIFFIN TRACY N GRIFFIN TREVOR ALAN GRIFFIN DONALD GRIFFIS CASEY ALEC GRIFFITH CODY AUSTIN GRIFFITH DAWN MARIE GRIFFITH ERIK GRIFFITH JOHN J GRIFFITH JOHN STEPHEN GRIFFITH JR JUSTIN E GRIFFITH KACEY L GRIFFITH KACY L GRIFFITH
KEVIN GRIFFITH MICHAEL LADARION GRIFFITH MICHAEL W GRIFFITH JR ROBBIE DONNALL GRIFFITH SHANE MICHAEL GRIFFITH SHIRLEY-ANN GRIFFITH-MAYERS JAYDA G GRIFFITHS TYLER LOGAN GRIFFITHS GRAHAM GRIGELIS CHRISTOPHER E GRIGG CALVIS ROMONE GRIGGLEY
ALAN S GRIGGS CHRISTOPHER S GRIGGS GARY GRIGGS III JESSIE L GRIGGS JOHNNY C GRIGGS JOSEPH DYLAN GRIGGS KENAN RASHAUN GRIGGS NICHOLAS WILLIAM GRIGGS SAVANNAH GRIGGS SHANNON K GRIGGS WILLIAM S GRIGGS ALEXANDER GRIGOROV JOSHUA ALFONSO GRIJALVA
PEDRO P GRIJALVA CASTRO CHARLES GRIM JUAN S GRIMALDO MARTINEZ CHARLES A GRIMES DAVID C GRIMES JR JACKSON CADE GRIMES JAMES JOHN GRIMES III JAMYR JORDAN GRIMES JASON D GRIMES JILLIAN GRIMES ANDREW WINFIELD GRIMM JACOB NATHANIEL GRIMM
JOSHUA GRIMM JAMES PORTERFIELD GRIMSLEY MATTHEW CHASE GRIMSLEY ROY E GRINFIN HENIA NATALIE GRINGARTEN CHAD MICHAEL GRISHAM MELISSA ALLYSON GRISHAM PHILLIP KOREY GRISHAM CARL W GRISSETT MICHAEL ANTHONY GRISSETT HEATHER RENEE GRISSOM
TIMOTHY GRISSOM TYLER RAY GRISSOM JASON P GRIZZARD CLYDE T GRIZZELL MICHAEL PATRICK GROBE CHARLES E GROCE ADAM GRODHAUS MATTHEW CHARLES GRODI DANIEL J GROFF LAURA ANNE GROFF BRYAN DOUGLAS GROGG MICHAEL AARON GROLL THOMAS J GROLL
GREGORY P GROMEK SHAWN C GRONDIN MARK GROOM CHAD W GROOMS HAROLD GROOMS JR KYLE GROOTJANS PHIL D GROOVER BRIANA E GROSCHE ROY ELSON GROSE BRADLEY GROSHONG PAMELA SUSAN GROSS TINA L GROSS MARGARET CLAIRE GROSSHUESCH ERIC F GROSSMANN
ADAM M GROTE CONNOR MARTIN GROTENHUIS JAMES E GROTH LONNIE L GROTHE CHERI A GROTHOFF DALTON CARY GROUND AMANDA JEAN GROVER NATHAN ALAN GROVER ANDREW B GROVES CHRISTIAN GROVES IAN ROBERT GROVES NICHOLAS A GROVES TRISTAN GROVES
ALLISON NICOLE GRUBBS DARRELL M GRUBBS MARKUS GRUBE JOSHUA GRUBER THOMAS MICHAEL GRUDZINSKI DYLAN ANDREW GRUENINGER COREY GRUHL LOGAN R GRUNIG MATTHEW L GRUNKE STEPHEN RYAN GRUSSING THOMAS GRUZESKI MEREDITH GRZINCIC
JUAN GUADARRAMA MALDONADO MANUEL GUADIANA MANUEL GUADIANA-MEDINA YAHAIRA ALEJANDRA GUAJARDO HECTOR R GUARDADO LOKESH GUBENTHIRAN TIMOTHY JOSEPH GUBITZ JOSE ALEJANDRO GUDIÑO ACEVEDO KYLE S GUEL JASON GUENETTE NICOLE ELIZABETH GUENTHER
CHRISTOPHER S GUERECA CHRISTIAN GUERRA ANTONIO GUERRA BAUTISTA FRANCISCO GUERRA BAUTISTA JORGE G GUERRA LOPEZ ANTONIO GUERRERO ARIEL VELASCO GUERRERO CESAR EMMANUEL GUERRERO CHRISTIAN MANUEL GUERRERO DANIEL NA GUERRERO
DANIELLE ERICA RENEE GUERRERO EZEQUIEL M GUERRERO FLAVIO DANIEL GUERRERO JESUS R GUERRERO MARIO GUERRERO MIGUEL GUERRERO RICARDO J GUERRERO ROBERT BOBBY GUERRERO SERGIO FABIAN GUERRERO CLAUDIA GONZALEZ GUERRERO JORGE CABRERA GUERRERO
ANA GUADALUPE GUERRERO CHAVEZ CRISTIAN GUERRERO HERNANDEZ EVA J GUERRERO ROQUE ALEXANDER JOSEPH GUESNIER SHELBY NOLAN GUESS AARON MICHAEL GUEST TORI GUETZKE DENIS AMILCAR GUEVARA LORENA GUEVARA VICTOR GUEVARA ALEXANDER GUEVARA LOPEZ
JULIO GUEVARA MORALES ZACHARY RYAN GUFFIE DYLAN PIERRE GUIDA FRANCISCO GUIDO JR BRET GUIDRY BRYCE GUIDRY CHRISTOPHER DAVID GUIDRY ALFREDO GUIJOSA JAZZ D GUILD MARIO ALBERTO GUILLERMO REYES DANIEL N GUILLIAM RON R GUILLIAM JUSTIN GUILTNER
RAMON LAZARO GUIMIL VEGA JEREMY K GUIN M RAYMOND GUINA LARRY D GUINN ROBERT GUINN MARTHIN PILA GUINTO AARON LAMONT GUINYARD BASSEM GUIRGUIS ZACHARY ANDREW GUISE KRISTEN M GUISTI SOMESHWAR GULABSINGH NAGPURE ERIKA GULACSI ERNIE GULACSI
ROBERT GULLEDGE TIMOTHY MICHAEL GULLETT JOHN A GULLEY KALEB MATTHEW GULLEY GINGER LEA GULLICK KARL E GULLION WAYNE GULLION HEATH LOGAN GUMB STEVEN T GUMBEL AYMAR GUMBS RONALD D GUMM CHRISTI GUMMALAUSKI VIJAYARAJ GUNASEELAN
SURESHRAJA GUNASEKARAN WILLIAM L GUNDER RONALD E GUNDERMAN BRIANNA W GUNDERSON AUSTIN GUNN CHRISTOPHER M GUNN KENDAL CHEYENNE GUNN KENNETH GUNN ETHAN SCOTT GUNNELL BRIAN DAVID GUNNELLS BRIAN SCOTT GUNNELS EMALIE GUNNESS-MARAJ
LASHAWN GUNSBY ANDREW JAMES GUNTER KARLA GUNTHER KELLI GUNVILLE SHWETA GUPTA TARUSHI GUPTA VISHAKHA GUPTA JEREMIAH GURDEN CHAD RYAN GURGANUS AARON P GURLEY HOLDEN GAGE GURLEY JEREMY F GURLEY LARRISHIA JANAE GURLEY RONALD A GURLEY

STEWART B GURLEY TAMMY LYNN GURNEY BRYAN GURR KALA GURUSAMY GURUMURUGAN G GURUSAMY S JAMUNA GURUVAIAH KAREN L GUTHEIL RICK JOSEPH GUTHIER ANTHONY C GUTHRIE BRITTNEY KAITLYN GUTHRIE MARK A GUTHRIE RYAN J GUTHRIE TAWSHA GUTHRIE
TYLER GUTHRIE ANGEL JAVIER GUTIERREZ CARLOS C GUTIERREZ EFRAIN GUTIERREZ JOSE C GUTIERREZ JUAN M GUTIERREZ JULIAN ANGEL GUTIERREZ PEDRO GUTIERREZ ROBERT JOHN GUTIERREZ STEVEN GUTIERREZ DIEGO OCHOA GUTIERREZ DIEGO OSVALDO MENDEZ GUTIERREZ
JORGE LUIS VENTURA GUTIERREZ JUAN ANTONIO LUNA GUTIERREZ ROBERTO IVAN GONZALEZ GUTIERREZ SERGIO ADRIAN LUNA GUTIERREZ VICTOR DAVID RAMIREZ GUTIERREZ JOSE JOAQUIN GUTIERREZ DAMIAN REGULO GUTIERREZ DAMIAN HECTOR GUTIERREZ DE ARCOS
CESAR ALFONSO GUTIERREZ GUZMAN JOSE DE JESUS GUTIERREZ LUNA GUILLERMO GUTIERREZ ROSAS JOSE RAUL GUTIERREZ SALAZAR MIGUEL ANGEL GUTIERREZ SALAZAR TRACY M GUTMAN SANDRA GUTOWSKI WILLIAM R GUTZMANN DANIEL GUY RONALD GUY TRACY M GUYETTE
AMANDA L GUYRE AUSTIN DANIEL GUYSE CLINTON J GUYTON KEITH GUYTON KEITH H GUYTON JR BERNARD P GUZEWICZ JR SHAWN MICHAEL GUZEWICZ CESAR GUZMAN ELIAS M GUZMAN ELISEO D GUZMAN LUIS E GUZMAN MELANIO GUZMAN JOSE ADRIAN JIMENEZ GUZMAN
FERNANDO GUZMAN ALMONTE VICTOR GUZMAN ANGUIANO JOHAN SEBASTIAN GUZMAN CRUZ JOSE INES GUZMAN DIAZ JOSE LUIS GUZMAN DIAZ ANETH ITZEL GUZMAN MARTINEZ OMAR GUZMAN TELLEZ CRISTOBAL GUZMAN-MARTINEZ IVY BROOKE GWIN VINCENT ALEXANDER GWYNN
MATTHEW JAMES GYARMATI QUINN-TINH HA KEITH A HAAKER BRIAN K HAANPAA WADE OBRIAN HAANPAA AMANDA K HAAS DAWN MICHELLE HAASE JOSEPH RAY HAASE MATTHEW D HAASE JAMES W HABLAWETZ JR THOMAS HACH DARCY HACHE BRYSON JOSEPH HACKER
DREW MICHAEL HACKETT JUSTIN A HACKETT MICHAEL GARY HACKETT RONALD D HADAWAY GREGORY WAYNE HADBERG LYALL HADDEN BROCK ALAN HADDOCK DYLAN RANDAL HADDOCK HAYDEN B HADDOCK JAMES BLAKE HADDOCK ROLANDO HADDOCK-RODRIGUEZ CHELSEY HADDON
ERIC D HADDOX JOSHUA BLAINE HADDOX PRESTON JOSEPH RILEY HADEN WISAM M HADI TAYLOR DAVID HADLEY JESSE L HAENITSCH ROBERT L HAFER DIANE J HAFF JOHN D HAGAMAN BROCK ALEXANDER HAGAN ROBERT ETHAN HAGEMAN RYAN L HAGEMAN MICHAEL W HAGEMEIER
BRYCE N HAGER CODY LEVI HAGER CODY MICHAEL HAGER DENNIS M HAGER LOGAN C HAGER RICHARD A HAGER WILLIAM KENNETH HAGEWOOD DAVID RYAN HAGGERTY LISA HAGGERTY JONATHAN LEE HAGOOD LANE C HAGOOD TIMOTHY AUSTIN HAGOOD EMIL A HAGOPIAN
JOHN ARA HAGOPIAN TYLER HAILE KEVIN L HAILEY UNKNOWN HAILEY CHRISTOPHER R HAINLINE SCOTT HAIPEK JARED RAY HAIR DOUGLAS W HAIRE RICHARD EARL HAIRE II JEFFERY K HAIRRELL MOHAMED HAJI RAGAB CYRUS HAKIMI MICHAEL HALCRO AUSTIN L HALE BRETT HALE
CAMERON THOMAS HALE CODY NICHOLAUS HALE JAMES DAVID HALE JASON DERIC HALE JEFFREY A HALE JOHN LUKE HALE JOHN LYMAN HALE KEITH HALE KYLE R HALE STEVEN LEE HALE JR VELVET LAJEAN HALE VINCENT EWING HALE JAMES KENNARD HALES JOHN DAVID HALES
WILLIAM MCKINLEY HALEY MICAH BENJAMIN HALFACRE ALYSSA B HALL BLAKE NOBBE HALL BRADLEY ALLEN HALL BRYAN J HALL BRYCE DAVID HALL CHARLES SPENCER HALL CHASE G HALL CHRISTIAN SHAY HALL CHRISTOPHER G HALL COOPER SHANE HALL COTY NATHANIEL HALL
CURTIS MITCHELL HALL DALE HALL DANNY S HALL JR DAVID W HALL DEAKON HUNTER HALL DENNIS W HALL DEREK ALLEN HALL DERRICK RYAN HALL DEVON ROBERT HALL DYLAN ROBERT HALL EMILY REBECCA HALL ERIK ALAN HALL EVA LYNN HALL GRACE MARIE HALL HEATH HALL
HUNTER R HALL ISAAC HALL JACOB PRESTON HALL JACOB SAMUEL HALL JAMES THOMAS HALL JAMES W HALL JEREMIAH W HALL JESSE HALL JOHN HALL JONATHAN KYLE HALL JOSHUAH DEAN HALL JUSTIN TYLER HALL KENDALL HALL KIM C HALL KRISTI HALL KYLE XAVIER HALL
LEE CURTIS HALL LISA MARIE HALL MATTHEW J HALL MAURICIO ABRAHAM HALL MICHAEL W HALL NAVADA ALVARANTE HALL SR NICHOLAS HALL NOAH ALAN HALL NOAH G HALL OWEN M HALL OWEN STEPHEN MITCHELL HALL PAUL HALL PHILLIP HUNTER HALL REGINALD HALL
RICKY HALL ROBERT HALL ROBERT LEE HALL SCOTT HALL SEAN HALL SHAUNDA L HALL SKYLER CHRISTIAN HALL STEVE ALLEN HALL STEVEN LUCAS LEE HALL SUMMER GRACE HALL THOMAS HALL JR TONY C HALL WILLIAM L HALL II AMBER NICHOLE HALLER DAVID MAXIMUS HALLETT
SAMUEL ROLLYN HALLFORTH CLAYTON M HALLIBURTON COREY S HALLIBURTON AARON BARNEY HALLING CHAD LAMONT HALLMAN JARRED ARAMIS HALLMAN KADEN THOMAS HALLMAN MICHAEL HALLMAN MATTHEW SCOTT HALLMARK NATHAN AARON HALLMARK LINDA HALLOWELL
TYLER LEE HALLUM NEIL W HALPIN KYLE J HALSEY TREVOR ALLEN HALSEY CLARK BAKER HALSTEAD WILLIAM CODY HALSTEAD LINDSEY MICHELLE HALSTED DON L HALTINER TOBY ISSAC HALTINER GAVIN NEAL HALTOM JASON H HALTOM ALDEN JAMES HALVERSON ANTHONY B HAM
KEVIN HAM FATIMA HAMADE DOUGLAS HAMBERGER JOSEPH C HAMBERLIN PHILLIP W HAMBERLIN AMANDA MARIE HAMBLIN DAVID C HAMBLIN JORDAN D HAMBLIN NICHOLAS HAMBLIN NICHOLAS GAYLE HAMBLIN PHARRYN L HAMBRECHT PHILLIP J HAMBRECHT DUSTIN J HAMBY
GARY BLAKE HAMBY RASHA HAMDALLAH CHRIS HAMEL BRENT HAMER DUSTIN K HAMES JOHN C HAMES MICHAEL EARNEST HAMES CHRISTINA ROSE HAMIEL AVERY HAMILL AARON LAMAR HAMILTON ANDREW M HAMILTON BARRY ALAN HAMILTON BEVERLY S HAMILTON
BRANDON J HAMILTON BRAYDEN GRANGER HAMILTON CAMERON HAMILTON CASEY S HAMILTON CHARLES HAMILTON COLBY HAMILTON DEXTER MANUEL HAMILTON DILLAN HAMILTON DONAVON A HAMILTON GREGORY D HAMILTON JEFFERY L HAMILTON JENNIFER MCELYEA HAMILTON
JOEL HAMILTON JOSEPH E HAMILTON JOSHUA RAY HAMILTON MARK JASON HAMILTON MICHAEL C HAMILTON REBECCA WALLACE HAMILTON SCOTT F HAMILTON SEAN C HAMILTON TOM A HAMILTON TYLER HAMILTON TYLER WADE HAMILTON VINCENT P HAMILTON WILL HAMILTON
WILLIAM KURT HAMILTON HARLEY SCOTT HAMLETT MARK ANTHONY HAMLETT MICHAEL L HAMLETT WILLIAM CHASE HAMLIN ALAN KEITH HAMM COREY DAVID HAMM DORIAN KRISTIAN HAMM ELI BRODY HAMM ERIC C HAMM JAMES HAMM JOHNATHAN D HAMM JOSHUA HAMM
KAYLA RACHELL HAMM MICKEY L HAMM PHILLIP LEE HAMM ROBERT LYLE HAMM CHRISTOPHER DREW HAMMACK JAMESON CORDELL HAMMACK LEVI BRYAR HAMMACK ZACHARY HAYDEN HAMMACK AUSTIN J HAMMAN CYNTHIA J HAMMAN JORDYN NETHNEL HAMMAN
JAMES RUSSELL HAMMELL AUSTIN MICHAEL HAMMER ISAAC S HAMMER KACEY ELIZABETH HAMMERBERG AUSTIN J HAMMON BOBBY RAY HAMMOND CORY A HAMMOND JOSHUA STEPHEN HAMMOND LANCE C HAMMOND MATTHEW Q HAMMOND MICHAEL PAUL HAMMOND
NICHOLAS W HAMMOND SEAN HAMMOND THOMAS L HAMMOND JR WALTER LEWIS HAMMOND JR ANTHONY RAY HAMMONDS COREY JUSTIN HAMMONDS EDGAR JUSTIN SHANE HAMMONDS JESSIE CHANAN HAMMONDS KENNETH D HAMMONDS RICHARD LEE HAMMONDS RYAN M HAMP
QUENTIN R HAMPSHIRE BILLY JOE HAMPTON BRENT A HAMPTON DANA O HAMPTON JAMES ADAM HAMPTON JASON HAMPTON JASON EDWARD HAMPTON KRISTEN HAMPTON MATTHEW SCOTT HAMPTON REDONDRIC ONEAL HAMPTON RYAN B HAMRE LAUREN SIERRA HAMRICK
MIN KYU HAN JENNIFER HANAKEE CHARLES RILEY HANBACK HANNAH YANG HANBACK CARLENE HANCOCK CHARLES SHAWN HANCOCK COREY RAY HANCOCK DOMINIQUE JAWUAN HANCOCK JAMES THOMAS HANCOCK JOHN CODY HANCOCK MICHAEL T HANCOCK RANDALL A HANCOCK
SHAWN T HANCOCK STEVEN E HAND DANIEL I HANDLER DALTON DEWAYNE HANDLEY PAUL E HANDLEY PAULA N HANDLEY RICKY SHANE HANDLEY ROGER E HANDLEY ROGER JARED HANDLEY WALKER LANE HANDS JUSTIN WILLIAM HANDSEL PHYLLIS MORRIS HANDWERG KENT RYAN HANEY
MADISON NICOLE HANEY RYAN PAUL HANEY VICTOR W HANEY RYAN M HANK TONY M HANKERSON SCOTT HANKEY ANTHONY HANKINS DARYL G HANKINS JOHN D HANKINS JOSHUA DEWAYNE HANKINS RYAN SCOTT HANKINS STEVEN W HANKINS WILLIAM L HANKINS AUSTIN L HANKINSON
BRADY COOK HANKS JAMES P HANLEY JASON K HANLEY JASON V HANLEY JR MARY C HANLEY BRANDI NICHOLE HANLIN ROBERT W HANLIN ALLISON R HANNA BENJAMIN T HANNA DARREN L HANNA JUSTIN LYNN HANNA JUWAN FERNANDO HANNA KELVIN A HANNA KYLE T HANNA
MARK A HANNA HOWARD D HANNAH NOAH C HANNERS KELSEY BRETT HANNIGAN JAMIE T HANNIS BRIAN HANRAHAN SEAN PATRICK HANRAHAN LISA MARIE HANSELL SEAN HANSELL CHERYL L HANSEN CHRISTIAN N HANSEN DAMIEN HANSEN DAVID J HANSEN ERIC E HANSEN
GREG L HANSEN JACOB DOUGLAS HANSEN JAEGAR STEVEN HANSEN JESSE G HANSEN JOHN A HANSEN JOSEPH K HANSEN KEVYNN HANSEN KIRBY JOHN HANSEN MATTHEW J HANSEN NICHOLAS C HANSEN PAUL W HANSEN RILEY C HANSEN RUSSELL HANSEN SCOTT R HANSEN
SKYLAR BRETT HANSEN STETSON RON HANSEN SUSAN H HANSEN TED HANSEN TODD L HANSEN WESLEY HANSEN JOSHUA BRYAN HANSER CALEB HANSON CHADLEY E HANSON DOYLE MILES HANSON JASON L HANSON JONATHAN HANSON MARK T HANSON MICHAEL HANSON
MILES HANSON NATANIEL SHAPIR HANSON TRAVIS J HANSON JACOB DEAN HANTHORNE CAL DANIEL HARBACK KEITH HARBINSON TIMOTHY HARBISON NATHAN HARCROW JOHN G HARDEE DEVIN TYLER HARDEN DYLAN KODY MAX HARDEN GAUGE ANTHONY HARDEN JOHN W HARDEN
RICKY C HARDEN RAMESH HARDEO WILLIAM J HARDER DANIEL R HARDIE ERIC M HARDIE LISA D HARDIMAN CODY HARDIN DAVID ANDREW HARDIN DONALD E HARDIN HEATH HARDIN HUBERT ANTHONY HARDIN JOSHUA A HARDIN STEPHANIE NICHOLE HARDIN STEVEN HARDIN
AARON G HARDING CHRISTOPHER F HARDING JACK S HARDING JR KARLA S HARDING RICHARD HARDING ROBERT A HARDING RYAN HARDING WILLIAM R HARDING WILLIAM R HARDING JR ADAM S HARDISTY LOGAN THOMAS HARDMAN MARK HARDMAN FRANK LAMAR HARDRICK
BRIAN THOMAS HARDWICK CARSON MICHAEL HARDY CHRISTOPHER HARDY JAMES MARCUS HARDY JONI LE HARDY KURT D HARDY LINDSAY KATELYN CAMP HARDY SKYLER EARL HARDY WALKER LOUIS HARDY DONALD HARE VAIBHAV HAREKAR JUSTIN W HARGIS BRANDON S HARGRAVE
CEDRIC HARGROVE WALLACE LEE HARGROVE ANDREW TYLER HARIKE NIKHIL HARISHCHANDRA MHATRE ANN MARIE ISAACSON HARKINS BRUCE FLETCHER HARKINS CODY JAMES HARKINS ROBERT M HARKINS WILLIAM HUNTER HARKINS HOWARD J HARKNESS JENNIFER J HARKNESS
MICHAEL D HARKNESS PETER HARKNESS OLIVIA LIZABETH HARL JASON MICHAEL HARLAN BRIAN K HARLESS ROBERT T HARLESTON JEANNE MARLENE HARLEY CAMERAN M HARLIN JASON N HARLIN DAVID C HARLLEE ERNEST M HARLOW BRIAN A HARMES DUSTIN A HARMES
JUSTIN A HARMES SKIP P HARMEYER BILLY JOHN HARMON III BRANDON HARMON DAVIS HARMON LILI ELLAYNE HARMON TANNER EVAN-KEVIN HARMON TIFFANY L HARMON STEVE HARMS KASERAJ HARNARINE JOSHUA HARNER RICHARD NA HARO JR SOPHIA MARIA AGUON HARO
JOSE GUADALUPE HARO-JUAREZ JR RYAN J HARPENAU CAMERON MARKELL HARPER DEAN SHAUN HARPER DEANNA MARIE HARPER DENISE S HARPER DONOVAN KEITH HARPER ELZIE LEROY HARPER JARED MATTHEW HARPER JASON HARPER JAYDIN DAWN HARPER JEKENZ DEUQON HARPER
JOSHUA JAMES HARPER KAMERON L HARPER RICKY LEE HARPER SAM A HARPER BRIAN PATRICK HARPRING JACOB ROBERT HARPSTER ANTHONY WILLIAM HARRAWOOD WILL JACOBHERBERT HARRE ALAN E HARRELL BRAYSON ANDREW HARRELL CAMERON JAY HARRELL
CHRISTOPHER D HARRELL CINDY J HARRELL HEWITT P HARRELL HUNTER RAY HARRELL JASON B HARRELL JASON K HARRELL JOSEPH CLAYTON HARRELL KEONTAE LAMEENE HARRELL MICHELLE HARRELL ROCHELLE M HARRELL SHERROD T HARRELL TRAVIS ANDREW HARRELL
WILLIAM RAY HARRELL DANIEL SCOTT HARRILL TYLER JAMES HARRIMAN BEN HARRINGTON COLTON L HARRINGTON DILLON EVERETTE HARRINGTON HOLLY HARRINGTON JOHNNY J HARRINGTON LEE HARRINGTON MICHAEL JOHN HARRINGTON JR SHELLY HARRINGTON
TRAVIS DUANE HARRINGTON WALTER P HARRINGTON AARON MICHAEL HARRIS ALEXIS CAROLINE HARRIS AMANDA RAE HARRIS ANDRAE M HARRIS ANTHONY E HARRIS ANTHONY KENDALL HARRIS ANTHONY LYNN HARRIS BENNY L HARRIS BRADY GERELL HARRIS CHRISTIAN D HARRIS
COLBY HARRIS COLBY JERARD HARRIS DANIEL HARRIS DAVID GLENN HARRIS DERWIN M HARRIS DILLON J HARRIS DON H HARRIS EDDIE CHARLES HARRIS JR FERLANDZ ANTHONY HARRIS GLEN A HARRIS GLENDA WILSON HARRIS GRAHAM J HARRIS JR GREGORY HARRIS HEATHER HARRIS
HOWARD H HARRIS JACOB DOUGLAS HARRIS JACOB LEE HARRIS JACQUESON SCOTT HARRIS JASON G HARRIS JASON SCOTT HARRIS JEREMY JEROME HARRIS JESSE L HARRIS JOHN D HARRIS JOHN D HARRIS JYRUS HARRIS SR KEGINALD LABRONDON HARRIS KELLI LEANN HARRIS
KENT HARRIS KODY ISAIAH HARRIS KYLE PATRICK HARRIS LANNY GENE HARRIS LOGAN STEPHEN HARRIS LONNIE AARON HARRIS MARK HARRIS MARK D HARRIS MARK W HARRIS MATTHEW DAVID HARRIS MATTHEW M HARRIS MELINDA A HARRIS MICHAEL HARRIS
MICHAEL JORDAN HARRIS MICHAEL LEE HARRIS MISTY DAWN HARRIS NICHOLAS L HARRIS NITALIA ALIZABETH HARRIS PAUL HARRIS RACHEL DIANE HARRIS RANDAL S HARRIS RODNEY G HARRIS ROYCE G HARRIS SAMUEL D HARRIS SAMUEL T HARRIS SCOTT A HARRIS STEPHEN HARRIS
TERRY LEE HARRIS THOMAS LYNN HARRIS THOMAS WILLIAM HARRIS TIMOTHY KEITH HARRIS TYLER HARRIS WAYNE ALLEN HARRIS JR WILLIAM JAMES HARRIS WILLIE B HARRIS ANTWAIN DEON HARRISON SR ASHLEY DANIELLE HARRISON AUSHIA R HARRISON BRIAN EUGENE HARRISON
CHRISTOPHER D HARRISON COOPER S HARRISON DAVID E HARRISON GARRETT HARRISON JASON LAMAR HARRISON JENNA CAYTON HARRISON JERROD BROCK HARRISON JERRY W HARRISON JONATHAN DEE HARRISON JORDON MICHAEL HARRISON MIKYA RENEE HARRISON
REILLY ELLEN HARRISON ROBERT PATRICK HARRISON RODNEY W HARRISON RONALD LYNN HARRISON SCOTT R HARRISON TERRI-LYNN HARRISON THOMAS GREGORY HARRISON THOMAS JACOB HARRISON TYLER G HARRISON TYLER JAMES HARRISON WILLIAM P HARRISON
DONALD ROTH HARROLD GRANT HARROP ABIGAIL HART ANTHONY HART CALVIN HART CODY DANIEL HART ERIC GLENN HART HART L HART JACOB C HART JAMARIS J HART JEREMIAH HART JOHN HENRY HART KELSON HART LESTER HART ROBERT HART SCOTT A HART TOBY J HART
TREVELON D HART WESLEY D HART DAVID HARTER KEITH F HARTER KELLY HARTER ROBERT A HARTER ROBERT W HARTER JR STEPHEN M HARTER STEPHEN MARTIN HARTER JUSTIN E HARTFORD SEAN HARTIGAN MORGAN ASHLEY HARTIS EVAN JOSEPH HARTLAGE TERRY ALLEN HARTLE
BENJAMIN K HARTLEY CARLY ANN HARTLEY CHARLES MATTHEW HARTLEY DAVID D HARTLEY DAVID R HARTLEY NICKOLAS JOHN HARTLEY SAGE C HARTLEY ERIC G HARTMAN JEFFREY M HARTMAN SEAN J HARTMAN STEVEN P HARTMAN SYDNEY HARTMAN WYATT NATHANIEL HARTMAN
CHRISTOPHER M HARTNETT BRAD L HARTSHORN NATHANIEL A HARTUNG ALEX HARTWICK BRANDON HARTZ DARREN HARTZ DERRICK HARVEY JOEL THOMAS HARVEY JONATHAN DAVID HARVEY MICHAEL DEVON HARVEY PATRICK KEITH HARVEY RICHARD HARVEY RICKY HARVEY
SAMUEL K HARVEY JASON SCOTT HARVILLE PHILLIP S HARVILLE KENNETH CHARLES HARWELL DARTON A HARWICK SARJIL HASAN MATTHEW SETH CARL HASBROUCK HAFIZ ABDUL HASEEB CARROLL J HASELDEN III JIMMY M HASELDEN JOSEPH R HASELDEN LUKE T HASELL
ANTHONY P HASENPFLUG JEFFREY MICHAEL HASERT NERMIN HASIFIC JACOB HASKETT LOGAN RICHARD HASKEW EMMA NICOLE HASKINS KENNETH B HASKINS TRAVIS EUGENE HASLAM ADAM T HASLEBACHER AUSTIN BAILEY HASS AHMED HASSAN EJAZ HASSANALI
JERICHO SEVEN HASSELBUSH ALAN M HASSETT BENJAMIN K HASTE KURTIS L HASTING JOHN CONNOR HASTINGS MARTIN DAVID HASTINGS BRIAN M HATCH DENTON HATCH KENT HATCH MICHAEL D HATCH JR PRESTON MICHAEL HATCH REESE E HATCH AVERY GARNER HATCHEL
BYRON S HATCHELL JOSEPH MCCAN HATCHELL BENJAMIN HATCHER DAVID L HATCHER DONALD F HATCHER KARL A HATCHER RODNEY GLEN HATCHER SHAWN R HATCHER STEVEN CASEY HATCHER CODY LEE HATFIELD ISAAC TAYLOR HATFIELD JEREMY G HATFIELD MARY JANE HATFIELD
THOMAS E HATFIELD TONI L HATFIELD ETHAN DEAN HATHAWAY JERSEY GUADALUPE HATHAWAY NOLAN RYAN HATHAWAY SETH HATHAWAY TRYSTIN JACOB HATHAWAY DARYL LEE HATLEY RYAN LEIGH HATMAKER AARON THOMAS HATTIER HARRY HATTON III MATTHEW L HAUF RYAN N HAUGH
FOREST WILLIAM HAUGHIE IV DANIEL JUSTIN HAUPRICH NICHOLAS HAUPT JEREMY K HAUPTMAN COREY L HAURY JAMES M HAUSBACH LEIGH HAUSBACH JERRY W HAUSE ANDREW PHILLIP HAUSER JENNIFER TRAYLOR HAUSER ERIC W HAUSFELD BRANDON RAY HAUSKINS KYLE JAMES HAUT
SAMANTHA LYNN HAVERKAMP ZACHARY HAVERLY JENNIFER HAVIS GAYLE MARIE HAVLICEK JOHN HAWCO STEPHEN HAWCO ANDREW HAWES AUSTIN R HAWK JOSHUA LEE HAWKER JACOB R HAWKES JAMES HAWKES MATTHEW W HAWKES TIFFANY CHRISTIAN HAWKES ALLAN HAWKINS
CARISSA DAWN HAWKINS DARREN D HAWKINS DENNIS BLAKE HAWKINS DOUGLAS HAWKINS GREGORY LYNN HAWKINS JEREMY J HAWKINS JOHNNIE ODELL HAWKINS JR JOSHUA M HAWKINS KELVIN LAMAR HAWKINS KIMBERLY D HAWKINS KYLE MATTHEW HAWKINS LEE HAWKINS
MARK C HAWKINS MARTIN G HAWKINS MATTHEW SCOTT HAWKINS MICHAEL HAWKINS NATASHA ANASTASIA HAWKINS PAUL A HAWKINS PAUL W HAWKINS ROBERT COR LEON HAWKINS ROBERT DREW HAWKINS STEPHEN HAWKINS TIMOTHY JASON HAWKINS TYLER EUGENE HAWKINS
WILLIAM E HAWKINS JAMES PRESTON HAWTHORNE JENNIFER B HAWTHORNE JORDAN HAWTHORNE GREGORY A HAY JESSE HAY KEVIN DANIEL HAY LACI NICOLE HAY NATHAN SCOTT HAYCRAFT TUCKER HAYCRAFT BRYIN ROBERT HAYDEL TIMOTHY DREW HAYDEN BRADLEY HAYDON
CHRISTOPHER MICHAEL HAYER GURPAL HAYER ADAM HAYES AIMEE M HAYES ANDRE B HAYES BRAYDON CHARLES HAYES BRINKLI AMBER GRACE HAYES CALEB ELLIOTT HAYES CHRISTOPHER D HAYES CHRISTOPHER GARRETT HAYES ELIZABETH JANE HAYES JACOB RYAN HAYES
JASON M HAYES JOHN HAYES JON P HAYES JON HAYES JOSHUA MARTIN HAYES KOLLIN J HAYES LADARIUS DEQUAWN HAYES LAWRENCE HAYES MARK CALEB HAYES PAUL E HAYES III RICHARD WALTER HAYES SCOTT L HAYES TERRELL MARKESE HAYES WILLIAM G HAYES
ZACHARY MATTHEW HAYES WKIYANOS HAYISH LANCE E HAYLETT ROSS MICHAEL HAYMAN SCOTT HAYMON BRENDA-JEAN MARIE HAYNES CHRISTOPHER WILLIS HAYNES DESMOND HAYNES GARY HAYNES GORDON R HAYNES JEFFREY H HAYNES JEREMY ALLEN HAYNES JOSEPH HAYNES
JUDY R HAYNES KEVIN ROBERT HAYNES KYLE THOMAS HAYNES MARK T HAYNES JR MITCHELL L HAYNES RACHEL NICOLE HAYNES JARED RICHARD HAYNIE CODY DANZEL HAYS MICHAEL CHRISTOPHER HAYS JEREMY A HAYWARD KURTIS HAYWARD STERLING B HAYWARD
TEVIN KASHAWN HAYWARD YATWAN HAYWARD DAVID MARTIN HAYWOOD MYRON J HAYWOOD RUSTY S HAYWORTH CARY STEPHEN HAZARD CHAD M HAZELTON CHANDLER DANE HAZELWOOD DAVEY HAZLEWOOD AMANDA DAWN HEAD JESSY DALE HEAD JOHN S HEAD
NATASHIA RAE HEADROE LARRY DUSTIN HEAGLE KRISTIAN HEALD KRISTINA JEAN HEALY MARK E HEALY THOMAS L HEARD GEORGE STEPHEN HEARN III JEREMY C HEARN MICHAEL BRIAN HEARN TIMOTHY LEE HEARN DARIUS ALEXANDER HEARNS BRANDON TYLOR HEATH DYLAN I HEATH
FRANK J HEATH KRIS HEATH MATTHEW GERARD HEATH TOD FRANK HEATH WILEY KADE HEATH DEBRA HEATHER ROBERT S HEATHERLY BRIAN C HEATON JEFFREY B HEATON SAVANNAH D HEAVRIN CONRAD HEAVY SHIELDS KAMILLA JEAN HEBB MARC-ANDRE HEBERT MARCUS D HEBERT
LAUREN ELIZABETH HECKEL NATHAN J HECKMANN BENJAMIN JENSEN HECTOR MARK KEITH HEDELIUS JOHN HEDEN DEBRA J HEDGE GREGORY R HEDGE JACOB GRANT HEDRICK RAYMOND THOMAS HEDRICK WADE M HEDRICK JAKE JASON HEESACKER JASON C HEESACKER
DANIEL HEFFERAN ROBERT SEAN HEFFERNAN CHRISTOPHER HEFFORD MARK W HEFLEY JESSICA R HEFLIN JORDAN HEFLIN KENNY J HEFLIN KEVIN CHRISTOPHER HEFLIN KODI MICHAEL HEFLIN GABRIEL WAYNE HEFTY MYLES M HEFTY BROCK D HEGGEMEYER DANIEL D HEGGEMEYER
JOSHUA G HEIDERMAN TYLER J HEIDERMAN JASON HEIL REBECCA S HEIL WILLIAM T HEILMAN LANCE A HEIM CHRISTIAN CORDNER HEINE KERRY KAYNE HEINKE JASON HEINKEL DAVID MICHAEL HEINRICH LOGAN A HEISDORFFER DUSTIN L HEISER WILLIAM DALE HEISS RICHARD HEITMAN JR
DONEL HELBERT KYLE HELBERT NIKOLAS HELBERT TRACY HELD BRIAN N HELDENBRAND DARYL W HELDENBRAND NOLAN TYLER HELDT KYLE HELFER BRANDON HELFMANN MICHAEL PAUL HELLARD JAMES MATTHEW HELLE PAUL GARRETT HELLEIN KODY J HELLER MICHAEL A HELLER
MICHAEL A HELLER JR NATHANIEL R HELLER ROBERT E HELLER ALEXANDER B HELM JAKE HELM MATTHEW D HELM DALTON KENT HELMCAMP JODI LYN HELMER GARY HELMINSKI GREGORY L HELMINSKI AMANDA BLAKE HELMS HESSTON SHAY HELMS HOLDEN BRAY HELMS
JAMES WILLIAM HELMS III JASON DENNIS HELMS PAUL M HELMS JR TIMOTHY DONNY HELMS WARREN BENNETT HELMS MARLEN HELMUTH CHLOE CAROLYN HELPHENSTINE JACE KENNETH HELSON CHRISTOPHER L HELTON JAMES MICHAEL HELTON TROY LEE HELTON ROBERTA HELVEY
TRAVIS RAYMOND LEE HELVEY PATRICIA ETHLYN HELZER JOSEPH RAY HEMBY JR RUSSELL A HEMINGWAY JONATHON O HEMMER JAMES T HEMMINGER JOHNNY R HEMMINGER CASEY DENISE HEMRICK BAILEY RHONDA J HENCKEL HERBERT DUKE HENDERS LANCE O HENDERSHOT
CARRIE ANNE HENDERSHOTT ADAM SCOTT HENDERSON ALONZO KEYSHAWN HENDERSON BRADLEY S HENDERSON BRADLY SCOTT HENDERSON BRADY JAMES HENDERSON BRIAN R HENDERSON CASSIDY CLARK HENDERSON CHARLES B HENDERSON CHARLES M HENDERSON
CHRIS C HENDERSON CHRISTOPHER JERMAINE HENDERSON DONALD LEE HENDERSON ERIC JOHN HENDERSON HUNTER ALAN HENDERSON JAMES M HENDERSON JASON L HENDERSON JENNIFER EPPERSON HENDERSON JENNIFER LEIGH HENDERSON JOHNATHON DAVID HENDERSON
KOURTNEY S HENDERSON KYLE ROSS HENDERSON KYSON MATTHEW HENDERSON LONNEL E HENDERSON MICHAEL JOSEPH HENDERSON NICHOLAS HENDERSON NICHOLAS NATHANIEL HENDERSON RANDY LAVELLE HENDERSON ROBERT HENDERSON RYAN JEFFREY HENDERSON
SARAH CHRISTINE HENDERSON STEVEN M HENDERSON WILLIAM ROYAL HENDERSON CLIFF PIERRE HENDON II BILLY HENDREN RANDY HENDREN CORY HENDRICKS JESSICA LYNN HENDRICKS KENNETH HANSEN HENDRICKS NATHAN W HENDRICKS JR CHRISTOPHER R HENDRICKSEN
ADAM C HENDRICKSON JUSTIN HENDRICKSON LOGAN HENDRICKSON NICHOLAS E HENDRICKSON ROCHELLE M HENDRICKSON WILLIAM J HENDRICKSON ADAM COREY HENDRIX ADAM DANIEL HENDRIX BRITTANY WHITTEN HENDRIX JOSEPH A HENDRIX MELISSA ANN HENDRIX
ZACHARY ELI HENDRIX JOHN HENDRY DALTON K HENERY JOSHUA P HENERY JASON RAY HENFLING DAVID S HENLEY GWENETHA LANAE HENLEY STEPHEN HENLEY ANDREW JAMES HENLINE TODD E HENLINE SR TODD ERIC HENLINE JR LAURA LYNN HENNESSEY SHAIN CHRISTOPHER HENNESSY
ARIK MICHAEL HENNING JEFFREY D HENNING RIVER MICHAEL HENNING WILLIAM LEE HENNING MARK HENNINGS MICHAEL ANTHONY HENON CODY CHRISTOPHER HENRICHSEN SCOTT J HENRICKS KEITH CHRISTOPHER HENRIKSEN CARLON D HENRY CASEY DANIEL HENRY
DERICK MAHLON HENRY GREGORY A HENRY HUDSON LEE HENRY JR JOSHUA HENRY KAREN ELIZABETH HENRY LAMOR A HENRY SAMUEL J HENRY SHANNON MICHAEL HENRY TERRENCE C HENRY WILLIAM BENJAMIN HENRY WILLIAM GERARD HENRY ERIC HENSEL ROBERT ALLEN HENSEL
JANET M HENSELEIT MARK A HENSHAW AARON FORD HENSLEY BENJAMIN DOUGLAS HENSLEY BRUCE AUSTIN HENSLEY DAVID M HENSLEY GLEN HENSLEY JOSHUA T HENSLEY PENNY J HENSLEY TENNYSON C HENSLEY DANIEL WAYNE HENSON DAVID L HENSON JAMES COLTON HENSON
JOHN S HENSON TERRY LYNN HENSON DENISE I HEPPNER ROBERT W HEPPNER WALKER DALLAS HEPPNER CLINTON A HERBERT WILLIAM D HERBERT ALEXANDER B HERBITTER BRANDON M HERCHENBACH DONALD KEITH HERD JR CARLOS HEREDIA JAIME HEREDIA ORTEGA
DAVID DOUGLAS HERIER JR STEPHEN HERITAGE BENJAMIN HERLACHE CHRIS HERMAN EVAN A HERMAN HOLLY JOYCE HERMAN JASON X HERMAN MARK HERMAN MICHAEL HERMAN MORGAN HERMANN NICANOR HERMENEGILDO SR JON C HERMEY JAIME ORLANDO RODRIGUEZ HERMOSILLO
ALBERTO HERNANDEZ ALDAIR HERNANDEZ ALEX B HERNANDEZ ALFONSO HERNANDEZ JR ANDRES DEJESUS HERNANDEZ ANITA HERNANDEZ ARACELIA KRISTINA HERNANDEZ ARMANDO HERNANDEZ ARNEL HERNANDEZ BRYCE JAMES HERNANDEZ CARLOS ARTURO HERNANDEZ
CARRI SHEREE HERNANDEZ CESAR ANDRES HERNANDEZ CHRISTINA ANGELA HERNANDEZ CLYDE HERNANDEZ CONRADO NA HERNANDEZ DANIEL O HERNANDEZ DAVID E HERNANDEZ EDUARDO SARMIENTO HERNANDEZ EMILIO HERNANDEZ ENRIQUE SANTOS HERNANDEZ
EPIGMENIO HERNANDEZ ERIC HERNANDEZ ERIC NA HERNANDEZ ERICK GABRIEL HERNANDEZ GAVIN NICHOLAS HERNANDEZ GONZALO V HERNANDEZ HILARIO HERNANDEZ J CRUZ HERNANDEZ JR JAIME ALBERTO HERNANDEZ JAMES I HERNANDEZ JESSICA HERNANDEZ JESUS HERNANDEZ
JOHN JULIAN HERNANDEZ JOHN M HERNANDEZ JONATHAN HERNANDEZ JORGE HERNANDEZ JORGE L HERNANDEZ JOSE HERNANDEZ JOSE ANTONIO HERNANDEZ JOSE EDUARDO HERNANDEZ JOSE N HERNANDEZ JUAN G HERNANDEZ JULIO HERNANDEZ KEVIN M HERNANDEZ
LEONEL A HERNANDEZ LEXIS Y HERNANDEZ MARTIN HERNANDEZ MIGUEL HERNANDEZ PAUL ALBERT HERNANDEZ RADAME HERNANDEZ RAFAEL V HERNANDEZ RENE U HERNANDEZ REYNA HERNANDEZ RICARDO HERNANDEZ RICARDO HERNANDEZ ROLANDO HERNANDEZ
RONALD LEE HERNANDEZ ROSA HERNANDEZ RUBEN HERNANDEZ SAMUEL HERNANDEZ SERGIO HERNANDEZ SHAWN GILBERT HERNANDEZ STEPHEN M HERNANDEZ STEVEN HERNANDEZ TRACI B HERNANDEZ ULISES HERNANDEZ VALDEMAR HERNANDEZ VICENTE A HERNANDEZ
VICTOR HUGO HERNANDEZ CESAR ALEXANDER HERNÁNDEZ CRISTIAN YUNIEL HERNÁNDEZ LIVAN ALEJANDRO HERNÁNDEZ MAURO OBED HERNÁNDEZ CARLOS ALBERTO ORAMAS HERNANDEZ FELIPE GONZALEZ HERNANDEZ HECTOR ANTONIO RODRIGUEZ HERNANDEZ
ISAMAR ROCIO VILCHIS HERNANDEZ JESUS DAVID HERNANDEZ HERNANDEZ JOSE LUIS GARCIA HERNANDEZ JUAN DIEGO MARTINEZ HERNANDEZ LESLIE DUNIA VILLANUEVA HERNANDEZ MARIA ISABEL FONSECA HERNANDEZ MIGUEL ANGEL AHUMADA HERNANDEZ
OCIEL DE LA TORRE HERNANDEZ PEDRO MIRANDA HERNANDEZ TRANQUILINA FLOR DEL ROSARIO RAMIREZ HERNANDEZ VICTOR OCTAVIO HERNANDEZ AGUIRRE FRANCISCO HERNANDEZ ALVARADO LUIS A HERNANDEZ ARGUETA ARCENIO HERNANDEZ BARDALES LUIS F HERNANDEZ BLANCO
FERNANDO S HERNANDEZ BRIONES MELISSA HERNANDEZ CHAVARIN MIRNA HERNANDEZ DE RAMIREZ FRANCISCO LUIS HERNANDEZ DIAZ JORGE ESTEBAN HERNANDEZ DIAZ PEDRO HERNANDEZ DIAZ GONZALO HERNANDEZ FLORES ISIDORO N-A HERNANDEZ FLORES
ABEL SALVADOR HERNANDEZ GALINDO ANGEL ANTONIO HERNANDEZ GARCIA HUMBERTO HERNANDEZ GARCIA JOSE ANTONIO HERNANDEZ HERNANDEZ ABEL HERNANDEZ LOPEZ JAIME HERNANDEZ ORDUNA ERNESTO EDUARDO HERNANDEZ ORTEGA EDNI HERNANDEZ PAZ
BERTHA ALICIA HERNANDEZ RIVERA PEDRO HERNANDEZ RIVERA MAXIMO HERNANDEZ SEQUERA KEYLER MANUEL HERNANDEZ SILVA JESUS HERNANDEZ SOLIS VANESSA AYUCEL HERNANDEZ URRUTIA MANUEL HERNANDEZ VAZQUEZ ELIAS FELICIANO HERNANDEZ YACABALQUIEJ
HECTOR RAMON HERNANDEZ ZARATE JOSE REYNALDO HERNANDEZ ZAVALA FRANCISCO MANUEL HERNANDEZ-SANCHEZ FRANCISCO HERNANDEZ-VAZQUEZ WILLIAM HERNANE BETHANY MARIE HERNDON CALEB AMOND CHAPMAN HERNDON JAMES MARION HERNDON LORI HERNDON
MARK HERNDON SETH THOMAS HERNDON TARA F HERNDON MELCOLM HEROLD ELOY HERRADA AARON P HERRERA ALEJANDRO JAVIER HERRERA ESPIRIDION HERRERA FRANCISCO HERRERA HERBER HERRERA HERIBERTO HERRERA JUSTIN ALEXANDER HERRERA LESLIE JENNY HERRERA
MARTIN GERARDO HERRERA MISTY DAWN HERRERA MONICA HERRERA NANCY HERRERA OMAR HERRERA OSBALDO ARTURO HERRERA OSCAR HERRERA OSCAR SAID HERRERA RUBEN L HERRERA ADRIAN HERRERA SUAREZ ROGELIO HERRERO TERRY R HERRICK MICHAEL B HERRIN
DAVID J HERRING JERMAINE HERRING JUSTIN HERRING LYONNELL HERRING JOHN A HERRINGTON KENNETH R HERRINGTON JR ANDREA ELIZABETH HERRMANN CLAYTON A HERRON JR JASON HERRON KYLE LYNELL HERRON NATHAN ODUS HERRON RICHARD ALLEN HERRON
SCOTT D HERRON WILLIAM D HERRON DUANE A HERSCHBERGER ELMER J HERSCHBERGER KENNETH L HERSCHBERGER LARRY L HERSCHBERGER LARRY N HERSCHBERGER TALON Q HERSCHBERGER LARRY L HERSHEY JUSTIN EUGENE HERSMAN PHILLIP HERTENDY HAYDEN ALEXANDER HERTZ
BRYCE WILLIAM HERVEY ANTHONY RAY HERZIG MITCHELL W HERZIG BRIAN JOHN HESLOP RYAN E HESLOP HEATHER HESPRICH BRIAN C HESS CHAD D HESS CODY HESS DAVID C HESS KODY J HESS KODY LYNN HESS KRISTIN MARIE HESS MICHAEL P HESS MICHAEL HESS PAUL HESS
ROB LYNN HESS SHANON R HESS TANNER H HESS MICHAEL HESSEL DONNA JOY HESTER FREEMAN DALE HESTER HUNTER HESTER JAMES HEATH HESTER JASON A HESTER KEVIN B HESTER TRENNIS COLE HESTER STEVE LEVAR HETHERINGTON KEVIN J HETRICK SEAN WILLIAM HETTRICK
LUANN HEUSDENS FRANKLIN D HEVELINE JACOB DANIEL HEWES DYLAN JACOB HEWETT AVERY R HEWITT BRYANT K HEWITT GARY HEWITT JOHN MATTHEW HEWITT KYLE ROLAND HEWITT LOGAN M HEWITT TORIE P HEWITT VICTORIA HEWITT ZACHARY W HEWITT LEIGH HEWLETT
NICHOLAS DAVID HEWLETT RYAN A HEWSON KELLEN W HEYDER JOSHUA HEYDON RODRICK R HEYKOOP KENDAL LEIGH HIATT GLENN JOSEPH HIBBARD DUSTIN WAYNE HIBBS KAITLYN NICOLE HIBBS TYLER DALE HIBBS ANTONIO A HICIANO COLE S HICKENBOTTOM DEVERY HICKERSON
LISA C HICKERSON RILEY WITT HICKERSON STEPHEN W HICKERSON JACOB HICKEY JACOB CHARLES HICKEY JEDIDIAH HICKEY JESSICA D HICKEY TYLOR HICKEY FLUCKE E HICKLIN ALLEN L HICKMAN BRIAN MICHAEL HICKMAN PATRICK MICHAEL HICKMAN PHILIP HICKMAN
JAMES L HICKNER TYLER JEFFREY HICKOK ALISHA RAE HICKS BENJAMIN C HICKS BRADLEY D HICKS BRANDON D HICKS BRIAN K HICKS BRICE HICKS CHERYL HICKS CORINNA SUE HICKS DAVID L HICKS JR DYLAN BRICE HICKS ERIC C HICKS HAIDEN SCOTT HICKS JASON D HICKS
JIMMY WAYNE HICKS JR KENNETH HOWARD HICKS KYLE HICKS LANDON BROOKS HICKS MATTHEW J HICKS MICHAEL E HICKS JR PATRICK J HICKS RICHARD HICKS RICHARD A HICKS ROBERT HICKS RYNE L HICKS SAMUEL JASON HICKS WILLIAM J HICKS VICTOR KERON HICKSON
DESHENDEN HIDALGO PERALTA KURT L HIEBER JIMMIE CRAIG HIEBERT NICHOLAS EDWARD HIETT ETHAN COYIE HIGDON EVAN BRADY HIGDON JOHN HN HIGDON TROY DENNISEE HIGDON WILLIAM ROBERT HIGDON ALEX FORD HIGGINBOTHAM CHRIS MICHAEL HIGGINBOTHAM
FRANK JASON HIGGINBOTHAM CHRISTOPHER WAYNE HIGGINS MICHAEL JAMAL HIGGINS ROBERT L HIGGINS TIMOTHY HIGGINS TREVOR HIGGINS BRIAN SCOTT HIGGS KORY ALLEN HIGH MATHEW G HIGH TY J HIGH CHRISTOPHER M HIGHAM ANTHONY SCOTT HIGHBAUGH BRENT S HIGHLAND
MITCHELL LEE HIGHLAND BRETT CORDELL FELIX HIGHLEY LAURY D HIGH-SCOTT DYLAN T HIGHTOWER JAYCI KAY HIGHTOWER JOEL ALAN HIGHTOWER JR LORI B HIGHTOWER RILEY ALLAN HIGHTOWER STACY A HIGHTOWER COLLS NATHAN HILAIRE WALLY WALLY HILAIRE JOE WILSON HILBURN
SAMANTHA LYNN HILBURN KENNETH JAMES HILCHEY SHANE HILDEBRAND BRENT L HILDEN CHAD HILDRETH BRADLEY J HILFIKER BART A HILGE BURKE ALAN HILGE PAUL T HILGENBERG LEANN F HILGERT TYLER L HILGERT FOTIOS HILIAS KEVIN HILKER ALEX MICHAEL HILL ALEXIS HILL
AMBER NICHOLE HILL ANTHONY BLAKE HILL BRAD HILL BRANDON JUSTON HILL BRIAN JAMES HILL BRIAN MATTHEW HILL CAMERON DREW HILL CASEY ALLEN HILL CHARLES SILAS HILL II CHASE J HILL CHET MATTHEW HILL CHRISTINA HILL CHRISTOPHER K HILL CLAYTON TAYLOR HILL
COLT ALEXANDER HILL DALE L HILL DERRICK ELLIE HILL DESMOND AVANTA HILL DEVON HILL DONALD HILL DONALD JOSEPH HILL DUANE HILL JR DYLAN W HILL EMILY DANIELLE HILL FRANK W HILL GREG L HILL HENRY CORALL HILL HUNTER LYNN HILL JACK ALEXANDER HILL
JAMES LAWRENCE HILL JAMES M HILL JAXON C HILL JEREMY K HILL JIM L HILL JOHN C HILL JOHN MATTHEW HILL JOSHUA HILL JOSHUA ERTIS HILL KEITH W HILL LISA W HILL MACKIE J E E M P HILL MARCO JEMEL HILL MATTHEW HILL MATTHEW AARON HILL MATTHEW LEE HILL
MCKENZIE LEIGH HILL MICHAEL ANDREW HILL MORGAN DANIELLE HILL NATHAN L HILL NICHOLAS R HILL NORMAN TYRONE HILL PHILLIP ROGER HILL ROGER L HILL ROSE VICTORIA HILL RUSTY J HILL RYAN HILL SCOTT W HILL SETH HILL SHAWN D HILL TAMARCUS DEVONN HILL TIM HILL
TIMOTHY WILLIAM HILL TODD R HILL TRACE WILSON HILL TYLER J HILL TYLER LEE HILL ZACHARY HILL ZACHARY RYAN HILL AUSTIN D HILLE LOGAN MATTHEW HILLEBRENNER NICHOLAS GENE HILLER MITCHELL B HILLEY SHARON K HILLEY BARRY HILLGARTNER CHRISTOPHER DYLAN HILLIARD
COLTON BRICE HILLIARD MARSHALL TERRY HILLIARD SONYA MICHELLE HILLIARD TERRY E HILLIARD GABRIELLE NICOLE HILLIKER JOHN JOSEPH HILLMAN BRIAN J HILLS DYRON ELLIOTT HILLS GARY HILLS JOSHUA HILLS KIRK ALEXANDER HILLS RAGENA GAIL HILSABECK GEORGE W HILTON III
ROBERT HILTON JACOB A HIMBURG CHRISTOPHER J HIMELICK BRADLEY K HIMES JASON R HIMMER JANET M HIMSTEAD MATTHEW HINCH BENJAMIN PAUL HINDMAN DEVAN HINDMAN KAILA HINDS HARRY EDWARD HINEMAN III ANTHONY S HINES CHRISTOPHER A HINES JR DREW A HINES
JOHN O HINES JOSHUA DAVID HINES LANGSTON P HINES II MORGAN GRACE HINES TAVARIS HELMUT HINES COREY LYNN HINKLIN MAYRA FERNANDA HINOJOSA VICTOR JAVIER HINOJOSA ANDREW A HINOSTROZA DANIEL HUGO HINOSTROZA TOBY DEAN HINSHAW ISAAK ANDREW HINSON
KENNETH HINSON CHRISTOPHER P HINTERSCHER KALEB D HINTON PATRICK LEE HINTON RONALD J HINTON TONY NA HINTON